Form 10-K, Exhibit 13
period 2001-12-31
HAMPTON ROADS BANKSHARES INC
filed 2002-03-29
CIK 1143155

                                                                      Exhibit 13

                               2001 ANNUAL REPORT

                                   [GRAPHIC]

                              [LOGO] HAMPTON ROADS
                                     BANKSHARES

Board of Directors

Emil A. Viola
   Chairman of the Board
   President, Vico Construction Corporation

Jack W. Gibson
   President and Chief Executive Officer,
   Bank of Hampton Roads

Warren L. Aleck
   Consultant

Robert G. Bagley
   Senior Vice President,
   Bank of Hampton Roads

Henry P. Barham, D.D.S.
   Dentist

Durwood S. Curling
   Former Executive Director,
   Southeastern Public Service Authority

Herman A. Hall, III
   Secretary-Treasurer,
   Hall Farms, Inc.

William J. Hearring
   President,
   Hearndon Construction Corporation

Robert H. Powell, III
   Attorney at Law,
   Kaufman & Canoles, P.C.

Bobby L. Ralph
   Director of Social Services,
   City of Suffolk

W. Lewis Witt
   Owner,
   Inner-View, Ltd.

Officers

Jack W. Gibson
   President and
   Chief Executive Officer

SENIOR VICE PRESIDENTS

Julie R. Anderson
Robert G. Bagley
Stephen G. Fields
Tiffany K. Glenn
Paul B. Keister
Gregory P. Marshall
Renee R. McKinney
Cynthia A. Sabol
M. Ann Wright

VICE PRESIDENTS

Deidre M. Borum
Jeffrey S. Creekmore
Lorelle L. Fritsch
Dorothy S. Grant
Dan E. Grubb
Jimmy B. Harris
Robert C. McCall, Jr.
Linda F. Murphy
H. Francis Myers
Rod L. Pierce, Sr.
Eleanor P. Trickler
Linda A. Weiler

ASSISTANT VICE PRESIDENTS

Cynthia L. Connor
Sandra H. Franklin
Lori L. Funk
Renee S. Harris
Dianne M. Henry
E. Regis Lauer, III
Susan E. Murphy
Allen C. Peele
Margaret A. Powell
Karla R. Rasmussen
Cathy L. Robinson
Kemp E. Savage, III

|                                                 Hampton Roads Bankshares, Inc.

                                                                          [LOGO]

Table of Contents

Board of Directors and Officers ...........................   Inside Front Cover
General Information .......................................                    1
Memorium: Robert W. Clyburn ...............................                    2
President's Message .......................................                    4
Financial Highlights ......................................                    6
Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations ..............................                    7
Independent Auditors' Report ..............................                   18
Consolidated Balance Sheets ...............................                   19
Consolidated Statements of Income .........................                   20
Consolidated Statements of Shareholders' Equity ...........                   21
Consolidated Statements of Cash Flows .....................                   22
Notes to Consolidated Financial Statements ................                   23
Advisory Board Members ....................................                   36

FINANCIAL INFORMATION
Shareholders, analysts and investors seeking financial information about the Company, including copies of Form 10-K filed with the Securities and Exchange Commission may contact:

Cynthia A. Sabol
Senior Vice President and Chief Financial Officer
Hampton Roads Bankshares, Inc.
201 Volvo Parkway
Chesapeake, VA 23320
(757) 436-1000

STOCK INFORMATION
The Bank serves as the transfer agent. Stock inquiries should be directed to:

Tiffany K. Glenn
Senior Vice President and Marketing Officer
Stock Transfer Department
Hampton Roads Bankshares, Inc.
201 Volvo Parkway
Chesapeake, VA 23320
(757) 436-1000

WEBSITE ADDRESS
www.bankofhamptonroads.com

Office Locations

CHESAPEAKE Main Office
           201 Volvo Parkway

           Crossroads
           1500 Mount Pleasant Road

           Deep Creek
           852 N. George Washington Hwy.

           Moyock
           4720 Battlefield Boulevard South

           Northwest
           4507 Relay Road

           Orchard Square
           1400 Kempsville Road, Suite 102

           Portsmouth Boulevard
           4108 Portsmouth Boulevard

           South Norfolk
           712 Liberty Street

NORFOLK    Little Creek
           4037 E. Little Creek Road

           MacArthur Center
           415 St. Paul's Boulevard

           Princess Anne
           4500 E. Princess Anne Road

SUFFOLK    Market Street
           117 Market Street

VIRGINIA   Corporate Landing
BEACH      1100 Dam Neck Road

           Great Neck
           1316 N. Great Neck Road

           Indian River
           5472 Indian River Road

           Pembroke
           281 Independence Blvd., Suite 100

2001 Annual Report                                                             1

[LOGO]

[PICTURE]

Robert W. Clyburn

March 9, 1931 - February 22, 2002

2                                                 Hampton Roads Bankshares, Inc.

                                   Resolution

                                     OF THE

                              Bank of Hampton Roads

                                       FOR

                                Robert W. Clyburn

It is with the deep sense of personal loss that the members of the Board of Directors of the Bank of Hampton Roads pay tribute to Robert W. "Bob" Clyburn, who departed this life on the twenty-second day of February, 2002, after a long and courageous battle with leukemia.

Robert W. Clyburn joined the Board of Directors of the Bank of Hampton Roads in 1992, after the Bank's merger with Coastal Virginia Bank, of which he was a founding Director. Mr. Clyburn was passionate about his involvement in the Bank. Through subtle leadership and positive support, he helped guide the Bank of Hampton Roads to be the successful organization that it is today.

Mr. Clyburn gave unselfishly of himself in service to his friends, his church and his beloved community. He was a former member of the Virginia Beach City Council, the Virginia Beach School Board and the Hampton Roads Planning District Commission. Mr. Clyburn was also a past chairman of the Tidewater Boys and Girls Club. His generosity, wisdom and optimism had a positive effect upon our community and upon those of us who shared the rare privilege of knowing him.

THEREFORE, be it resolved that in recognition of his outstanding service, high character and ability and in appreciation for the manner in which he gave of himself to his community and friends, that this resolution be spread on the minutes this date and that a suitably prepared copy therefore be delivered to his devoted wife, Mrs. Jean C. Clyburn, as a token of the high esteem in which he is held by the members of the Board of Directors of the Bank of Hampton Roads.

                            Adopted February 26, 2002

2001 Annual Report                                                           | 3
                                                                             |

President's Message

Dear Shareholder:

     For the fourteenth consecutive year, I have the privilege of presenting record earnings to you. Never in the history of our Company have I been more proud of our accomplishments. I hope that upon reading this report you will share in my enthusiasm for Hampton Roads Bankshares, Inc. and its subsidiary, Bank of Hampton Roads.

     The Company's balance sheet reflected tremendous growth with assets rising to a new high of $240 million, an increase of nearly $36 million or 18% over last year. The majority of this increase can be attributed to growth in our loan portfolio, which catapulted to a record $189 million, an increase of more than 20% over last year. Deposits held by the Company increased by $31 million or nearly 19% from last year to $199 million. And for the year ended December 31, 2001, I am proud to report that Hampton Roads Bankshares earned net income of $3,130,311, an increase of 0.73% over the record earnings we achieved in 2000. Basic earnings per share finished the year at $0.42, a modest increase of 2.4% over last year. The Company's return on assets, a key indicator of our success, finished the year strong at 1.44%.

     Tragically and understandably so, our financial achievements were overshadowed by the horrendous events that occurred on September 11, 2001. For the weeks following the tragic day, the Bank of Hampton Roads graced its marquees with the comforting words "GOD BLESS AMERICA." The Bank assisted in the relief efforts by donating funds to the innocent victims and their families via the United Way of South Hampton Roads. And the employees of our Bank helped courageous members of the Chesapeake Fire Department raise nearly $40,000 to cover the expenses of their trip to New York City to help with the recovery efforts at the World Trade Center. Once again, we pay tribute to the victims and heroes of this tragedy, and to our Nation, by adorning this Report with the beauty and symbolism of the American Flag.

     Our Company was not only affected emotionally by the events surrounding September 11th, but also fiscally as the attacks suddenly devastated the already slowing United States economy. To prevent an economic crisis from occurring, the Federal Reserve lowered interest rates at every scheduled Federal Open Market Committee meeting and three times between meetings. As a result, the Federal Funds rate was decreased by 475 basis points, or 73%, to its lowest level in forty years. These rate reductions sent the New York Prime Rate plummeting in half to 4.75%. As desired by the Federal Reserve, loan demand, especially for mortgages, soared as consumers took advantage of the attractive loan rates. Unexpectedly, short-term deposit growth continued, even in the low interest rate environment, because investors were cautious of entrusting their funds in the declining stock market. While the Company experienced record growth in its balance sheet, its earnings were suppressed by the declining rates. Our net interest margin ended the year at 5.24%, a decrease of 0.51 from last year.

     Hampton Roads Bankshares capitalized on 2001's booming mortgage industry by becoming an equity partner in Tidewater Home Funding, LLC, one of the area's most successful mortgage companies. The partnership enables us to offer our customers a full range of residential mortgage products, including FHA and VA financing and construction-permanent mortgages. In 2001, Tidewater Home Funding closed nearly $100 million of mortgage loans. Additionally,

4 |                                               Hampton Roads Bankshares, Inc.
  |
the Company shares ownership in Bankers Title Hampton Roads, LLC, a title insurance agency owned by a consortium of local banks. As a partner, the Company shares in the financial success of both of these very profitable companies. Hampton Roads Bankshares is currently pursuing ownership in Virginia Investment Services, LLC, a new venture created by the Virginia Bankers Association to afford community banks with a feasible means of offering brokerage and asset management services to their customers.

     With the opening of its Pembroke Office in October 2001, the Bank of Hampton Roads now has sixteen convenient locations to promote these new products and services to its customers. The Pembroke Office is located at 281 Independence Boulevard on the ground floor of the Pembroke One Building, ideally located to serve the new Virginia Beach "downtown" at the Town Center. Later this year, the Bank will relocate its MacArthur Center office in downtown Norfolk to the former Signet Bank Building at 500 Plume Street. The move will place us in the heart of the downtown financial district while preserving our close proximity to MacArthur Center Mall. The Bank continues to attract new customers by offering friendly service and affordable, convenient and beneficial products. Some of the products that were welcomed by our customers last year were VISA Check Cards and Home Equity Lines of Credit.

     The Bank will continue to promote its products and services by sponsoring and supporting numerous community events throughout the area. The funds raised from our annual Charitable Golf Classic (We raised $84,000 in 2001 alone!) enable us to support many facets of the community. This year we will expand our reach by investing in a multi-media advertising campaign to ensure that we are recognized throughout the area as Hampton Roads' premier community bank. With three of our most respected competitors succumbing to mergers in 2001, the Bank has a momentous opportunity to attract new business. The Company's management and personnel have already been enhanced by these events as several well-respected veteran community bankers have joined our team.

     The minimal response to the Company's Stock Repurchase Program indicates that the majority of our stockholders realize the positive future momentum and potential of Hampton Roads Bankshares. As the Company offered to purchase $3 million of the outstanding stock at $8 per share, less than $520,000 was actually tendered through the offer. Our objective was to provide liquidity for shareholders desiring such, while simultaneously reducing the Company's capital account. Instead, shareholders responded with renewed enthusiasm and confidence about the future of our stock.

     Thank you for all of your personal support and for entrusting us with your investment. I would also like to extend my gratitude to our loyal customers, our Board of Directors and to our dedicated team of employees who work so hard to make us true to our motto, "Your community, your bank."


                                Very truly yours,


                                /s/ Jack W. Gibson

                                Jack W. Gibson
                                President

2001 Annual Report                                                           | 5
                                                                             |

Financial Highlights
Years Ended December 31,

(Dollars in thousands except per share data)         2001             2000             1999             1998               1997
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results
   Interest income                               $     16,557     $     15,842     $     14,317     $     13,284       $     11,438
   Interest expense                                     6,087            5,661            5,092            4,759              3,728
-----------------------------------------------------------------------------------------------------------------------------------
   Net interest income                                 10,470           10,181            9,225            8,525              7,710
   Provision for loan losses                              334              390              437              327                492
   Noninterest income                                   2,499            2,320            2,145            1,727              1,650
   Noninterest expense                                  7,893            7,402            6,553            5,948              5,399
-----------------------------------------------------------------------------------------------------------------------------------
   Income before provision for
     income taxes                                       4,742            4,709            4,380            3,977              3,469
   Provision for income taxes                           1,612            1,601            1,446            1,248              1,113
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                    $      3,130     $      3,108     $      2,934     $      2,729       $      2,356
===================================================================================================================================

Per Share Data
   Basic earnings                                $       0.42     $       0.41     $       0.39     $       0.37       $       0.34
   Diluted earnings per share                            0.41             0.40             0.38             0.35               0.33
   Book value                                            4.74             4.56             4.13             4.01               3.51
   Basic weighted average
     shares outstanding                             7,509,793        7,491,178        7,461,964        7,315,073          6,919,020
   Diluted weighted average
     shares outstanding                             7,698,777        7,765,987        7,766,533        7,781,349          7,211,718
   Shares outstanding at year-end                   7,518,066        7,496,426        7,472,627        7,415,352          7,165,556
   Cash dividends declared                       $       0.26     $       0.25     $       0.16     $       0.15       $      0.125
   Dividend payout ratio                                62.09%           60.31%           40.75%           40.76%             38.02%

Year-End Balances
   Assets                                        $    240,080     $    204,209     $    190,078     $    183,356       $    152,547
   Overnight funds sold                                18,721            4,718            8,098           11,382              3,577
   Loans                                              189,142          157,213          141,480          124,719            114,048
   Investment securities                               13,904           22,188           22,432           29,252             18,140
   Deposits                                           198,515          167,434          155,826          151,132            125,740
   Shareholders' equity                                35,623           34,209           30,878           29,751             25,164

Average Balances
   Assets                                        $    217,215     $    195,280     $    184,984     $    163,283       $    134,645
   Overnight funds sold                                12,320            4,195           11,172           11,437              4,878
   Loans                                              168,912          150,546          132,526          119,433            104,323
   Investment securities                               18,521           22,226           24,209           17,374             12,656
   Deposits                                           179,709          159,522          151,753          133,676            110,602
   Shareholders' equity                                34,057           32,607           30,284           27,276             22,071

Ratios
   Return on average assets                              1.44%            1.59%            1.59%            1.67%              1.75%
   Return on average equity                              9.19%            9.53%            9.69%           10.01%             10.67%
   Year-end shareholders' equity to
     total assets                                       14.84%           16.75%           16.24%           16.23%             16.50%
   Loan loss allowance to year-end
     loans                                               1.12%            1.25%            1.31%            1.51%              1.52%
   Net interest margin                                   5.24%            5.75%            5.49%            5.75%              6.33%

6|                                                Hampton Roads Bankshares, Inc.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Introduction and Financial Overview

     The following discussion provides information about the important factors affecting the consolidated results of operations, financial condition, capital resources and liquidity of Hampton Roads Bankshares, Inc. and subsidiary (the "Company"). In addition to identifying trends and material changes that occurred during the reporting periods, the report depicts the phenomenal growth experienced by this organization. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto, appearing elsewhere in the report.

     The Company celebrated its fourteenth year of record earnings and growth. Realizing substantial growth and increased earnings in this year's slowing economy and very competitive marketplace is a signal achievement. For the year ended December 31, 2001, net income totaled a record $3.13 million, a .73% increase over 2000 earnings of $3.11 million. Earnings per share has paralleled our record earnings. Basic earnings per share were $.42 and $.41 for 2001 and 2000, respectively. To share our record 2001 earnings with our stockholders, the Company declared a $0.26 per share divided payable in April 2002. This represents an increase of 4% over prior year's dividend of $0.25 per share.

     Return on average assets of 1.44% remained well above the industry benchmark of 1.00%. Return on average equity reflected a small decline from 9.53% in 2000 to 9.19% in 2001. The decrease in this ratio, despite the increase in net income, was primarily caused by the timing of the declaration of the dividend each year and the issuance of shares related to the 401k plan and the exercise of stock options, which resulted in increases to common stock and contributed capital. The Company maintained its position as one of the strongest and well-capitalized banks in the Commonwealth of Virginia with a total risk-based capital ratio of 18.95% as of December 31, 2001 compared to 21.73% as of December 31, 2000.

     Management attributes the Company's continued success in 2001 to a number of favorable factors, including:

..    A growing retail branch network which continues to expand into new markets while also providing adequate coverage to existing customer market bases.
..    A continued commitment to community development and investment in the communities in which the Company is involved.
..    An ability to take advantage of the opportunities currently available to the banking industry in the form of new technology which will provide our customers with the latest products and services.
..    The friendly, helpful, and courteous service offered by all of our branches which defines the daily operation of a "community" bank.

                                   NET INCOME
                             (dollars in thousands)

                                    [GRAPH]

                               1997       $2,356
                               1998       $2,729
                               1999       $2,934
                               2000       $3,108
                               2001       $3,130

                            BASIC EARNINGS PER SHARE

                                    [GRAPH]

                               1997       $0.34
                               1998       $0.37
                               1999       $0.39
                               2000       $0.41
                               2001       $0.42

                              DIVIDENDS PER SHARE

                                    [GRAPH]

                               1997       $0.125
                               1998       $ 0.15
                               1999       $ 0.16
                               2000       $ 0.25
                               2001       $ 0.26

2001 Annual Report                                                           | 7

Results of Operations

Net Interest Income

     Table 1 details the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities and the net interest margin, all for the periods indicated. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

     Net interest income, the principal source of the Company's earnings, represents interest and fees earned from lending and investment activities less the interest paid to fund these activities. The following influences may significantly impact net interest income and net interest margin:

..    The level of noninterest bearing liabilities available to support earning assets.

..    The level of non-performing assets.

..    Variations in the volume and mix of earning assets and interest bearing liabilities and their relative sensitivity to interest rate movements.

     The economy experienced a significant cyclical adjustment in 2001 that was exacerbated by the effects of the terrorist attacks on September 11th. During 2001, the Federal Reserve cut the federal funds rate 11 times or 475 basis points, down to 1.75%. The rapid rate decline tempered our net interest income and net interest margin as the Company's interest sensitive assets repriced slightly faster than its interest sensitive liabilities. Even so, the strong loan demand generated by the low interest rate environment led to an increase in overall loan volume and sustained the Company's earnings.

     Due largely to an increase in interest earning assets, net interest income rose to $10.5 million in 2001, an increase of $0.3 million or 2.8% over net interest income in 2000.

     Net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of efficiency in generating income from earning assets. The Company's net interest margin, including loan fees, decreased in 2001 to 5.24% as compared to 5.75% in 2000. The average net interest margin for the Company's peer group during 2001 was 4.48% indicating continued strength in the Company's balance sheet and ability to manage its interest earning assets.

     Fluctuations in the net interest margin and net interest income resulted from changes in the balance sheet mix, changes in the yields obtained from interest earning assets and changes in the rates paid on interest bearing liabilities, the sensitivity to interest rate movements and changes in volume. Average investment securities and average overnight funds sold, both lower earning assets, accounted for 8.53% and 5.67% of average assets in 2001 and 11.38% and 2.15% in 2000, respectively. Average loans, a higher earning asset, accounted for 77.76% of average assets in 2001 and 77.09% in 2000.

     Interest on loans, including loan fees, increased $.76 million from 2000 to 2001. This increase was predominately attributable to the $18.37 million increase in the average loan balance from 2000 to 2001. Due largely to the growing branch network and lower interest rate environment the loan demand increased significantly in 2001. As a result of the substantial interest rate cuts during the year along with a change in the composition of the Company's loan portfolio, the average yield produced by loans decreased 59 basis points to 8.91%. As of December 31, 2001 approximately 36% of the loan portfolio consisted of floating rate loans up from 29% as of December 31, 2000.

     Interest on investment securities decreased $.18 million from 2000 to 2001 as a result of the $3.71 million decrease in the average investment portfolio from 2000 to 2001, however the average yield on investment securities increased 17 basis points to 5.90% from 2000 to 2001. With the declining interest rates during 2001, many investment securities with call features were called. To maximize our yield in this declining interest rate environment, the Company reinvested in investments with shorter call features and thus higher coupons.

     The Company's interest expense increased by $.43 million from 2000 to 2001 due to an increase of $17.45 million in average interest bearing liabilities from 2000 to 2001 despite a decrease in overall rates paid on liabilities from 4.67% in 2000 to 4.39% in 2001, as a result of the lower interest rate environment.

--------------------------------------------------------------------------------
8 |                                               Hampton Roads Bankshares, Inc.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

                                                             2001                              2000
-------------------------------------------------------------------------------------------------------------------
                                                           Interest   Average                Interest    Average
                                               Average     Income/     Yield/    Average     Income/      Yield/
(In thousands)                                 Balance     Expense     Rate      Balance     Expense       Rate
-------------------------------------------------------------------------------------------------------------------
Assets
   Interest earning assets
     Loans                                   $  168,912   $  15,053    8.91%   $  150,546   $  14,298     9.50%
     Investment securities                       18,521       1,092    5.90%       22,226       1,274     5.73%
     Overnight funds sold                        12,320         412    3.34%        4,195         270     6.44%
-------------------------------------------------------------------------------------------------------------------
        Total interest earning assets           199,753      16,557    8.29%      176,967      15,842     8.95%

   Noninterest earning assets
     Cash and due from banks                      7,005                             7,193
     Premises and equipment                       8,513                             8,765
     Other assets                                 4,043                             4,286
     Less: Allowance for loan losses             (2,099)                           (1,931)
-------------------------------------------------------------------------------------------------------------------
        Total assets                         $  217,215                        $  195,280
===================================================================================================================

Liabilities and Shareholders' Equity
   Interest bearing liabilities
     Interest bearing demand deposits        $   34,773   $     792    2.28%   $   31,645   $     952     3.01%
     Savings deposits                            10,147         159    1.57%       10,198         252     2.47%
     Time deposits                               93,562       5,132    5.49%       79,208       4,453     5.62%
     Other borrowings                                85           4    4.71%           62           4     6.45%
-------------------------------------------------------------------------------------------------------------------
        Total interest bearing liabilities      138,567       6,087    4.39%      121,113       5,661     4.67%

   Noninterest bearing liabilities
     Demand deposits                             41,227                            38,471
     Other liabilities                            3,364                             3,089
   Shareholders' equity                          34,057                            32,607
-------------------------------------------------------------------------------------------------------------------
        Total liabilities and
          shareholders' equity               $  217,215                        $  195,280
===================================================================================================================
        Net interest income                               $  10,470                         $  10,181
===================================================================================================================
        Net interest spread                                            3.90%                              4.28%
===================================================================================================================
        Net interest margin                                            5.24%                              5.75%
===================================================================================================================


Note: Interest income from loans included fees of $433,178 in 2001 and $426,555 in 2000. Nonaccrual loans are not material and are included in loans above.

2001 Annual Report                                                           | 9

Table 2: Effect of Changes in Rate and Volume on Net Interest Margin

                                               2001 Compared to 2000                      2000 Compared to 1999
--------------------------------------------------------------------------------------------------------------------------------
                                          Interest                                 Interest
                                          Income/             Variance             Income/                Variance
                                          Expense          Attributable to         Expense             Attributable to
(In thousands)                            Variance        Rate      Volume         Variance           Rate      Volume
--------------------------------------------------------------------------------------------------------------------------------
Interest Earning Assets

   Loans                                    $  755      $ (772)    $ 1,527          $ 1,936          $ 228     $ 1,708
   Investment securities                      (182)         37        (219)            (129)           (15)       (114)
   Overnight funds sold                        142         (47)        189             (282)           263        (545)
--------------------------------------------------------------------------------------------------------------------------------
     Total interest earning assets          $  715      $ (782)    $ 1,497          $ 1,525          $ 476     $ 1,049
================================================================================================================================
Interest Bearing Liabilities

   Deposits                                 $  426      $ (305)    $   731          $   565          $ 326     $   239
   Other borrowings                              0          (1)          1                4              2           2
--------------------------------------------------------------------------------------------------------------------------------
     Total interest bearing liabilities        426        (306)        732              569            328         241
================================================================================================================================
   Net interest income                      $  289      $ (476)    $   765          $   956          $ 148     $   808
================================================================================================================================

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute dollar amounts of the change in each.

Noninterest Income and Expense

      Noninterest income is comprised of service charges on deposit accounts, ATM surcharge fees, and other service charges and fees. As shown in Table 3, the Company reported an increase in total noninterest income of 7.7% and 8.2% in 2001 and 2000, respectively. Service charges on deposit accounts, the Company's primary source of noninterest income, increased 8.1% in 2001 and 9.9% in 2000. This increase was attributable to the increase in the number of deposit accounts due to our expanded branch network and our continued marketing efforts, along with an increase in fees during the first quarter of 2001. Another significant component of noninterest income is ATM surcharge income, which increased by 1.3% in 2001 and 10.6% in 2000 as a result of an increase in our ATM network through the three branch openings in 1999, one late in 2001, and foreign (non-Bank of Hampton Roads customer) ATM transactions. Other bank service charges and fees, which includes late charges, cashiers check fees, credit card fees, ATM network fees, safe deposit box rentals, and lease rental income increased 9.4% in 2001 and 3.2% in 2000. This increase can specifically be attributed to increases in the ATM network fee, credit card fee, and late charge categories. Additionally, the Company's VISA Check Card introduced during April 2001, generated approximately $32,000 in fee income. The overall increase in noninterest income is in line with the Company's objective of increasing the share of income from noninterest sources to reduce its traditional dependence on the net interest margin.

Table 3: Noninterest Income

                                                                                   2001 Compared          2000 Compared
December 31,                                                                         to 2000                 to 1999
--------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                  2001        2000      1999       Amount  Percent       Amount  Percent
--------------------------------------------------------------------------------------------------------------------------------
Service charges on deposit accounts           $ 1,624     $ 1,503   $ 1,368     $ 121      8.1%       $ 135      9.9%
ATM surcharge fees                                232         229       207         3      1.3%          22     10.6%
Other service charges and fees                    643         588       570        55      9.4%          18      3.2%
--------------------------------------------------------------------------------------------------------------------------------
   Total noninterest income                   $ 2,499     $ 2,320   $ 2,145     $ 179      7.7%       $ 175      8.2%
================================================================================================================================

     Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. As shown in Table 4, total noninterest expense increased 6.6% in 2001 and 13.0% in 2000. This increase has been fueled by the realization of the Company's expansion plans. In October 2001, the Company opened our Pembroke office. During 1999, the Bank opened three new

10 |                                              Hampton Roads Bankshares, Inc.
   |
offices - Great Neck, Little Creek, and Moyock. Costs relating to the expansion and costs associated with handling asset and liability growth resulted in increases to almost every component of noninterest expense. The new branch facilities and their related staff contributed to a 5.2% and 8.4% increase in occupancy expense and a 7.9% and 14.3% increase to salaries and benefits in 2001 and 2000, respectively.

Table 4: Noninterest Expense

                                                                                   2001 Compared          2000 Compared
December 31,                                                                         to 2000                 to 1999
--------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                  2001        2000      1999       Amount  Percent       Amount  Percent
--------------------------------------------------------------------------------------------------------------------------------
Salaries and benefits                         $ 4,528     $ 4,198   $ 3,674     $ 330      7.9%       $ 524     14.3%
Occupancy                                         871         828       764        43      5.2%          64      8.4%
Data processing                                   382         285       245        97     34.0%          40     16.3%
Directors' fees                                   222         228       223        (6)    (2.6%)          5      2.2%
Bank franchise tax                                225         194       192        31     16.0%           2      1.0%
Telephone and postage                             253         286       228       (33)   (11.5%)         58     25.4%
Advertising and marketing                         191         158       113        33     20.9%          45     39.8%
Other                                           1,221       1,225     1,114        (4)    (0.3%)        111     10.0%
--------------------------------------------------------------------------------------------------------------------------------
   Total noninterest expense                  $ 7,893     $ 7,402   $ 6,553     $ 491      6.6%       $ 849     13.0%
================================================================================================================================

     Additionally, the Company invested in a new state of the art data processing system in late 1999 which has enhanced the overall efficiency of the Company and enabled the Company to offer its customers the latest banking features, convenience, and products. During 2001, the Company implemented PC Banc, one of the most secure forms of computer banking. The products that were launched during 2000 include 24 hour Tele Banc and check imaging. The costs associated with this upgrade caused the 34.0% increase to data processing expense in 2001 and 16.3% in 2000. Likewise, the installation of new data lines between the branches and the data processing center contributed to the 25.4% increase in telephone and postage from 1999 to 2000. Our check imaging service has cut down on our postage costs, contributing to the decline in telephone and postage of 11.5% in 2001.

     The Company continues to take an active role in the communities in which it operates by utilizing its marketing dollars to support a wide range of events and organizations. With the help of its Advisory Boards, the Company allocates funds to worthwhile causes that benefit the community and at the same time, enhance the presence of the Company. Further demonstrating its commitment to community involvement, the Community Assistance Program was established in 1998 to further provide help where needed. The highlight of this program during the year was a golf tournament that raised approximately $42,000 for local charities, which the Company matched, surpassing the $35,000 raised in 2000. Furthermore, the Company has been working with an advertising agency on several radio sponsorships and advertisements, along with a newspaper campaign, which contributed to the increase in advertising and marketing expense in 2001 and 2000.

Financial Condition

Assets

     Total average assets, a benchmark used by banks when comparing size, is the strongest indicator of our continuous growth over the past fourteen years. Average assets increased by $21.9 million, or 11.2%, to a new high of $217.2 million in 2001. Total assets at year-end 2001 were $240.1 million, an increase of $35.9 million, or 17.6%, over December 31, 2000 total assets of $204.2 million. This significant growth is attributable to the increase in deposits attained during 2001 which the Company utilized in funding the growth in its interest earning assets. The 2001 average loan portfolio increased $18.4 million over the 2000 average.

                                 AVERAGE ASSETS
                             (dollars in millions)

                                    [GRAPH]

1997                      $134.6
1998                      $163.3
1999                      $185.0
2000                      $195.3
2001                      $217.2

2001 Annual Report                                                          | 11
                                                                            |

Loans

     The Company uses its funds primarily to make sound, profitable loans that are mutually beneficial to the Company, the shareholders, depositors, and the Company's customers. The Company has a primary market objective of generating construction, consumer, and commercial loans to small and medium sized businesses within its trade area. The lending strategy stresses quality growth and portfolio diversification by product, geography, and industry. As shown in Table 5, this emphasis has resulted in success, with no one loan type holding a disproportionately large percentage of the overall loan portfolio.

Table 5: Loans by Classification

December 31,                                      2001              2000             1999
-----------------------------------------------------------------------------------------------
(In thousands)                              Balance     %     Balance    %     Balance     %
-----------------------------------------------------------------------------------------------
Loan Classification:
   Commercial                               $ 48,429   25.6%  $ 47,103  30.0%  $ 43,513    30.8%
   Construction                               28,620   15.1%    23,892  15.2%    18,519    13.1%
   Real estate - commercial mortgage          60,495   32.0%    45,750  29.1%    38,543    27.2%
   Real estate - residential mortgage         32,212   17.1%    23,546  15.0%    25,895    18.3%
   Installment loans to individuals           19,328   10.2%    16,890  10.7%    15,025    10.6%
   Deferred loan fees and related costs           58    0.0%        32   0.0%       (15)    0.0%
-----------------------------------------------------------------------------------------------
     Total loans                            $189,142  100.0%  $157,213 100.0%  $141,480   100.0%
===============================================================================================

     Loan demand, especially for mortgages, soared as consumers took advantage of the attractive loan rates. The loan portfolio grew $31.9 million during 2001, increasing from $157.2 million in 2000 to $189.1 million in 2001. This 20.3% increase in total loans was spurred on by the efforts of the Company's officers to develop new loan relationships combined with the support of existing customers. The recent bank consolidations and acquisitions also contributed to loan growth as customers still value the personal service and attention that a community bank offers.

     Loan growth will continue to be one of the Company's primary goals for 2002 and beyond. The long-range objective for growth in the loan portfolio will be achieved through continued community involvement, enhancement of the Company's image as a community asset, and management's continued efforts to offer competitively priced products, while offering high quality, personalized service. Furthermore, to balance this emphasis on loan growth, prudent business practices and stringent internal guidelines will continue to be followed in making lending decisions in order to minimize exposure to loan losses.

     Table 6 sets forth the maturity or period of repricing of the Company's loan portfolio as of December 31, 2001. Demand loans and loans having no stated schedule of repayments and no stated maturity are reorted as due within one year. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due. Since the majority of the Company's loan portfolio is short-term, the Company can reprice its portfolio more frequently to minimize long-term interest rate fluctuations and maintain a steady interest margin.

Table 6: Loan Maturities and Repricing Schedule

December 31, 2001               Commercial Construction    R/E Commercial   R/E Residential  Installment
(In thousands)                    Loans         Loans           Loans            Loans          Loans
--------------------------------------------------------------------------------------------------------
Variable Rate:
   Within 1 year                 $ 19,723       $ 25,855       $  8,367        $ 13,585       $    769
   1 to 5 years                        --             --             --              --             --
   After 5 years                       --             --             --              --             --
--------------------------------------------------------------------------------------------------------
     Total                       $ 19,723       $ 25,855       $  8,367        $ 13,585       $    769
========================================================================================================
Fixed Rate:
   Within 1 year                 $  7,722       $  2,401       $ 13,373        $  4,358       $  3,360
   1 to 5 years                    18,493            364         37,085          13,677         14,804
   After 5 years                    2,491             --          1,670             592            395
--------------------------------------------------------------------------------------------------------
     Total                       $ 28,706       $  2,765       $ 52,128        $ 18,627       $ 18,559
========================================================================================================
     Total maturities            $ 48,429       $ 28,620       $ 60,495        $ 32,212       $ 19,328
========================================================================================================

12 |                                             Hampton Roads Bank shares, Inc.
   |

Non-performing Assets

     Management classifies as non-performing those loans in nonaccrual status, those loans on which payment has been delinquent 90 days or more but are still accruing interest, and real estate acquired in settlement of loans. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful. Management closely reviews the composition of non-performing assets and related collateral values.

     Loans categorized as 90 days or more past due which are deemed collectible and continue to accrue interest increased during 2001 to $664 thousand as compared to $507 thousand at year-end 2000. These loans are diligently monitored by management. As of December 31, 2001, collection of all outstanding loan balances along with the related interest on these loans is expected. At the present time, management is not aware of any possible problem loans that have not been disclosed in these figures for December 31, 2001.

     Nonaccrual loans were $13 thousand at December 31, 2001 down from $187 thousand at December 31, 2000. As a percentage of total loans, nonaccrual loans decreased to only 0.01% at year-end 2001 compared to 0.12% at year-end 2000.

     Real estate acquired by the Company in settlement of loans consists of two commercial properties. The two properties owned, which totaled $562 thousand as of December 31, 2001, were generating cash flow under operating leases during the year 2001. Real estate acquired in settlement of loans as a percentage of total assets decreased from .54% at December 31, 2000 to 0.23% at December 31, 2001. Management is actively marketing the sale of these properties and does not anticipate any material losses to occur upon disposition.

     The Company continues to enjoy the same high asset quality as in the past, however, as the loan portfolio continues to grow and the economy remains unstable, the possibility of problems can occur. Aggressive collection strategies and a proactive approach to managing overall credit risk have aided the Company in maintaining the quality of its loan portfolio.

Allowance for Loan Losses

     The Company's allowance for loan losses is that amount considered adequate to absorb inherent losses in the portfolio based on management's evaluation of the size and current risk characteristics of the loan portfolio. As seen in Table 7, on December 31, 2001, 2000, and 1999, the allowance for loan losses was $2.12 million, $1.97 million and $1.85 million, respectively, and represented 1.12%, 1.25% and 1.31% of year-end loans. Net charge-offs decreased from $274 thousand in 2000 to $182 thousand in 2001. The ratio of net charge-offs to average loans of .11%, .18%, and .35% for 2001, 2000, and 1999, respectively, continues to remain low as compared to the Company's peers.

     Management judiciously determines the appropriate level at which to maintain the allowance for loan losses based on several different factors. These factors include past loan loss experience, present economic conditions, and an overall review of the growth level and makeup of the loan portfolio. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. At present, management feels that the allowance for loan losses is adequate.

2001 Annual Report                                                          | 13
                                                                            |

Table 7: Allowance for Loan Losses Analysis

December 31,
(In thousands)                                         2001     2000      1999
-------------------------------------------------------------------------------
Rollforward of Allowance for Loan Losses

   Balance at beginning of year                      $1,969   $1,853    $1,879
   Charge-offs:
     Commercial                                        (185)    (261)     (443)
     Construction                                        --       --        --
     Real estate - commercial mortgage                   --       --        --
     Real estate - residential mortgage                  --       --       (25)
     Installment loans to individuals                   (30)     (28)      (34)
------------------------------------------------------------------------------
        Total charge-offs                              (215)    (289)     (502)
   Recoveries:
     Commercial                                          30        5        16
     Construction                                        --       --        --
     Real estate - commercial mortgage                   --       --        --
     Real estate - residential mortgage                  --       --         6
     Installment loans to individuals                     3       10        17
------------------------------------------------------------------------------
        Total recoveries                                 33       15        39
   Net charge-offs                                     (182)    (274)     (463)
   Provision for loan losses                            334      390       437
------------------------------------------------------------------------------
   Balance at end of year                            $2,121   $1,969    $1,853
==============================================================================
   Allowance for loan losses to year-end loans         1.12%    1.25%     1.31%
==============================================================================
   Ratio of net charge-offs to average loans           0.11%    0.18%     0.35%
==============================================================================

Investment Securities and Overnight Funds Sold

     The Company's investment portfolio consists of U.S. Agency and Mortgage backed securities that are all classified as "Held-to-Maturity" because it has both the ability and the intention to hold these securities to their stated maturity. At year-end 2001, the total book value of investment securities held by the Company was $13.3 million, decreasing from the $21.6 million at year-end 2000. The decrease in investments in 2001 is due to maturities/calls in the portfolio due to the lower interest rate environment. Proceeds were used to fund the 20.3% growth in our loan portfolio. In addition, the Company maintained a larger percentage of their investments in overnight funds in order to fund the loan growth, and structure the portfolio to best capture value in this declining rate environment.

     Federal Reserve Bank stock increased to $630 thousand at year-end 2001 from $626 thousand at year-end 2000.

     Table 8 displays the contractual maturities and weighted average yields from investment securities at year-end 2001. Actual maturities will differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 8: Investment Maturities and Yields

                                                                       Weighted
December 31, 2001                                   Book      Market    Average
(In thousands)                                      Value     Value     Yield
--------------------------------------------------------------------------------
Maturities:
   U.S. Agency
     Within 1 year                                $ 2,000   $  2,038     5.91%
     After 1 year, but within 5 years               4,999      5,114     5.78%
     After 5 years                                  6,250      6,290     5.76%
-----------------------------------------------------------------------------
        Total U.S. Agency                          13,249     13,442     5.79%
   Mortgage backed securities                          24         25     6.93%
-----------------------------------------------------------------------------
        Total investment securities               $13,273   $ 13,467     5.79%
=============================================================================

14                                                Hampton Roads Bankshares, Inc.

     The Company's investment portfolio serves as a source of liquidity to fund future loan growth and to meet the necessary collateral requirements for public funds on deposit. As part of the Company's asset/liability management policy, management has invested in high quality securities with varying maturity dates which provides for a natural hedge against changes in interest rates.

     The Company does not use derivatives or other off-balance sheet transactions such as future contracts, forward obligations, interest rate swaps, or options.

     Overnight funds sold are temporary investments used for daily cash management purposes, as well as management of short term interest rate opportunities and interest rate risk, and as a result, daily balances vary. Overnight funds are comprised of federal funds sold and high quality money market instruments which hold short-term debt securities that are U.S. government issued or guaranteed. The money market instruments offer higher yields than those offered on federal funds sold, without assuming substantial additional risk or loss of overall quality. At December 31, 2001, 96.1% or $18.0 million of our overnight funds were invested in the money market instruments. Federal funds sold were $0.7 million at December 31, 2001 and $4.7 million at December 31, 2000.


                                AVERAGE DEPOSITS
                             (dollars in millions)

                                1997    $110.6
                                1998    $133.7
                                1999    $151.8
                                2000    $159.5
                                2001    $179.7


Deposits

     Deposits are the most important source of the Company's funds for use in lending and general business purposes. The Company's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. In 2001, average deposits increased $20.2 million, or 12.7%, to a new high of $179.7 million.

     See Table 9 for a comparison of year-end deposits by classification for the previous three years. Year-end 2001 total deposits jumped to $198.5 million as compared to year-end 2000 total deposits of $167.4 million, an increase of 18.6%. The convenience and growth in branch office locations contributed to successful market share gains. In addition, the growth in deposits was further supported by the Company's competitive interest rates on all deposit products, special deposit promotions and product enhancements, and the Company's continued marketing efforts.

Table 9: Deposits by Classification

December 31,                                   2001                 2000                1999
(In thousands)                         Balance      %      Balance       %      Balance       %
-------------------------------------------------------------------------------------------------
Deposit Classifications:

   Noninterest bearing demand         $ 45,811     23.1%  $ 39,347     23.5%    $ 39,684    25.5%
   Interest bearing demand              39,512     19.9%    33,984     20.3%      30,676    19.7%
   Savings                               9,789      4.9%     9,574      5.7%      10,310     6.6%
   Time deposits less than $100,000     68,463     34.5%    64,012     38.2%      58,450    37.5%
   Time deposits $100,000 or more       34,940     17.6%    20,517     12.3%      16,706    10.7%
------------------------------------------------------------------------------------------------
     Total deposits                   $198,515    100.0%  $167,434    100.0%    $155,826   100.0%
================================================================================================

     The Company will continue funding assets with deposit liability accounts and focus upon core deposit growth as its primary source of liquidity and stability. Core deposits consist of noninterest bearing demand accounts, interest checking accounts, money market accounts, savings accounts and time deposits of less than $100,000. Core deposits totaled $163.6 million or 82.4% of total deposits at year-end 2001 compared to $146.9 million or 87.7% of total deposits at year-end 2000.

2001 Annual Report                                                            15

Capital

     Total stockholders' equity increased to $35.6 million at year-end 2001 from $34.2 million at year-end 2000. This increase was due to current year net income, stock option exercises, and stock issued as part of the employee 401(k) plan, net of dividends paid.

     The Company is subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders' equity, less intangible assets, while Total risk-based capital adds certain debt instruments and qualifying allowances for loan losses.

     Under regulatory guidelines, Tier I capital and Total risk-based capital must be at least 4% and 8%, respectively, of risk adjusted total assets. Additionally, a 4% leverage ratio (Tier I capital divided by average total assets, less intangible assets) must be maintained.

                                                                       Minimum
December 31,                            2001          2000           Requirement
--------------------------------------------------------------------------------
Tier I capital                         17.89%        20.55%             4.00%
Total risk-based capital               18.95%        21.73%             8.00%
Leverage ratio                         15.08%        16.89%             4.00%
================================================================================

     Under Federal Reserve Bank (FRB) rules, the Company was considered "well-capitalized," the highest category of capitalization defined by the regulators, as of December 31, 2001. Management believes that a strong capital position is necessary to take advantage of attractive growth and investment opportunities.

     In December 2001, the Company implemented a Stock Repurchase Program, where the Company offered to buy back up to 375,000 shares of its common stock at a price of $8.00 per share during the time frame of December 17, 2001 to February 14, 2002, the expiration date. Upon expiration of the program, 64,918 shares for a total of $519,340 were repurchased by the Company.

     On February 26, 2002, management declared a $.026 per share dividend payable April 15, 2002 to shareholders of record on March 15, 2002. The total dividend declared was estimated at $1,943,614 for 2002. On January 9, 2001, management declared a $.25 per share dividend payable March 15, 2001 to shareholders of record on February 15, 2001. The total dividend declared was $1,876,571 for 2001. On November 23, 1999, management declared a $.16 per share dividend payable March 15, 2000 to shareholders of record on February 15, 2000. The total dividend paid in 2000 was $1,196,778.

Liquidity

     A key goal of asset/liability management is to maintain an adequate degree of liquidity without impairing long-term earnings. Liquidity represents the Company's ability to provide adequate funding sources for loan growth or deposit withdrawals. Short-term liquidity is primarily provided by access to the federal funds market through established correspondent banking relationships. Funds can also be obtained through the Bank's borrowing privileges at the Federal Reserve, and as of February 2002, with the Federal Home Loan Bank of Atlanta. Additional liquidity is available through loan repayments and maturities of the Company's investment portfolio. The Company maintains a very liquid portfolio of both assets and liabilities and attempts to mitigate the risk inherent in changing rates in this manner. At December 31, 2001, cash, overnight funds sold, investments in securities, and loans maturing or repricing within one year were $137.8 million or 57.4% of total assets. Management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' credit needs.

Inflationary Factors

     Virtually all of the assets and liabilities of a financial institution are monetary in nature; therefore, interest rates have a more consequential impact on the Company's performance than the general levels of inflation. Changes in interest rates and inflation generally correspond, but interest rates do not necessarily move in the same magnitude as the prices of goods and services. Banks can be affected by inflation, but the effect is usually not as significant as the impact upon those businesses that have large investments in plant and inventories. During periods of inflation, general increases in the prices of goods and services will result in increased noninterest expenses for the Company. The values of real estate securing the Company's loans and foreclosed property can also be affected by changes in inflation due to market conditions.

     Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. The asset/liability management policy requires that the Company attempt to maintain a favorable position between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

16 |                                              Hampton Roads Bankshares, Inc.
   |

Interest Sensitivity

     The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of the Company's interest earning assets and interest bearing liabilities.

     The primary goal of the Company's asset/liability management strategy is to maximize its net interest income over time while keeping interest rate risk exposure within levels established by the Company's management. The Company's ability to manage its interest rate risk depends generally on the Company's ability to match the maturities and repricing characteristics of its assets and liabilities while taking into account the separate goals of maintaining asset quality and liquidity and achieving the desired level of net interest income. The principal variables that affect the Company's management of its interest rate risk include the Company's existing interest rate gap position, management's assessment of future interest rates, and the withdrawal of liabilities over time.

     The Company's primary technique for managing its interest rate risk exposure is the management of the Company's interest sensitivity gap. The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. At December 31, 2001, the Company's one year "positive gap" (interest earning assets maturing or repricing within a period exceed interest bearing liabilities maturing or repricing within the same period) was approximately $12.0 million, or 4.99% of total assets. Thus, during periods of rising interest rates, this implies that the Company's net interest income would be positively affected because the yield of the Company's interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur.

     The following table sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2001 that are subject to repricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

Table 10: Interest Rate Sensitivity

December 31, 2001                                         91 Days -                                 Over
(In thousands)                          1 - 90 Days         1 Year    1 - 3 Years   3 - 5 Years    5 Years         Total
----------------------------------------------------------------------------------------------------------------------------
Interest Earning Assets
   Loans                                 $   74,575     $   24,996    $   38,740    $   45,683    $   5,148    $    189,142
   Investment securities                      5,999          5,250         2,000            25          630          13,904
   Overnight funds sold                      18,721             --            --            --           --          18,721
----------------------------------------------------------------------------------------------------------------------------
     Total                                   99,295         30,246        40,740        45,708        5,778         221,767
     Cumulative totals                   $   99,295     $  129,541    $  170,281    $  215,989    $ 221,767

Interest Bearing Liabilities
   Super NOW accounts                    $   14,418             --            --            --           --    $     14,418
   Money market accounts                     25,093             --            --            --           --          25,093
   Savings                                    9,789             --            --            --           --           9,789
   Time deposits                             31,035         37,222        23,760        11,382            5         103,404
----------------------------------------------------------------------------------------------------------------------------
     Total                                   80,335         37,222        23,760        11,382            5         152,704
     Cumulative totals                   $   80,335     $  117,557    $  141,317    $  152,699    $ 152,704
----------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap                     18,960         (6,976)       16,980        34,326        5,773          69,063
Cumulative interest sensitivity gap      $   18,960     $   11,984    $   28,964    $   63,290    $  69,063
Cumulative interest sensitivity gap
   as a percentage of total assets            7.90%           4.99%        12.06%        26.36%       28.77%

2001 Annual Report                                                          | 17
                                                                            |

Independent Auditors' Report

The Board of Directors and Shareholders
Hampton Roads Bankshares, Inc.:

     We have audited the accompanying consolidated balance sheet of Hampton Roads Bankshares, Inc. (the Company), as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated balance sheet of the Company as of December 31, 2000 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2000 and 1999 were audited by other auditors whose report thereon, dated February 12, 2001, expressed an unqualified opinion on those statements (note
1).

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

February 8, 2002                                         KPMG LLP

18 |                                              Hampton Roads Bankshares, Inc.
   |

Consolidated Balance Sheets
December 31, 2001 and 2000

                                                                               2001                  2000
----------------------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                                $    8,243,788        $    9,359,897
   Overnight funds sold                                                       18,721,307             4,717,716
----------------------------------------------------------------------------------------------------------------
                                                                              26,965,095            14,077,613
   Investment securities (fair market value as of December 31, 2001
     and 2000 was $13,466,984 and $21,422,072, respectively)                  13,273,275            21,561,820
   Federal Reserve Bank stock                                                    630,450               625,800
----------------------------------------------------------------------------------------------------------------
                                                                              13,903,725            22,187,620
   Loans                                                                     189,141,610           157,213,164
   Allowance for loan losses                                                  (2,121,137)           (1,969,271)
----------------------------------------------------------------------------------------------------------------
            Net loans                                                        187,020,473           155,243,893
   Premises and equipment                                                      8,477,631             8,608,049
   Interest receivable                                                         1,093,852             1,011,762
   Real estate acquired in settlement of loans                                   562,498             1,100,160
   Deferred tax assets                                                         1,162,669             1,173,799
   Other assets                                                                  893,818               806,055
----------------------------------------------------------------------------------------------------------------
            Total assets                                                  $  240,079,761        $  204,208,951
================================================================================================================

Liabilities and Shareholders' Equity:
   Deposits:
     Noninterest bearing demand                                           $   45,811,413        $   39,346,864
     Interest bearing:
       Demand                                                                 39,511,642            33,983,655
       Savings                                                                 9,788,712             9,574,532
       Time deposits:
         Less than $100,000                                                   68,463,475            64,012,522
         $100,000 or more                                                     34,940,030            20,516,669
----------------------------------------------------------------------------------------------------------------
            Total deposits                                                   198,515,272           167,434,242
   Interest payable                                                              583,319               597,996
   Other liabilities                                                           2,123,191             1,967,659
   Other borrowings                                                            3,235,000                    --
----------------------------------------------------------------------------------------------------------------
            Total liabilities                                                204,456,782           169,999,897
   Shareholders' equity:
     Common stock, $0.625 par value. Authorized 40,000,000 shares;
       issued and outstanding 7,518,066 shares in 2001 and 7,496,426
       shares in 2000                                                          4,698,791             4,685,266
     Capital surplus                                                          16,369,564            16,222,904
     Retained earnings                                                        14,554,624            13,300,884
----------------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                        35,622,979            34,209,054
----------------------------------------------------------------------------------------------------------------
            Total liabilities and shareholders' equity                    $  240,079,761        $  204,208,951
================================================================================================================


See accompanying notes to the consolidated financial statements.

2001 Annual Report                                                          | 19
                                                                            |

Consolidated Statements of Income
Years ended December 31, 2001, 2000 and 1999

                                                                             2001              2000              1999
----------------------------------------------------------------------------------------------------------------------------
Interest Income:
   Loans, including fees                                                $   15,053,488    $   14,298,265    $   12,362,269
   Investment securities                                                     1,091,501         1,273,650         1,402,887
   Overnight funds sold                                                        411,884           269,624           551,891
----------------------------------------------------------------------------------------------------------------------------
            Total interest income                                           16,556,873        15,841,539        14,317,047
----------------------------------------------------------------------------------------------------------------------------

Interest Expense:
   Deposits:
     Demand                                                                    792,020           951,629           794,047
     Savings                                                                   158,795           251,643           250,217
     Time deposits:
        Less than $100,000                                                   3,888,800         3,556,983         3,278,283
        $100,000 or more                                                     1,243,331           896,724           769,398
   Other borrowings                                                              3,892             3,614                --
----------------------------------------------------------------------------------------------------------------------------
            Total interest expense                                           6,086,838         5,660,593         5,091,945
----------------------------------------------------------------------------------------------------------------------------
            Net interest income                                             10,470,035        10,180,946         9,225,102
   Provision for loan losses                                                   334,000           390,000           437,000
----------------------------------------------------------------------------------------------------------------------------
            Net interest income after provision for loan losses             10,136,035         9,790,946         8,788,102
----------------------------------------------------------------------------------------------------------------------------

Noninterest Income:
   Service charges on deposit accounts                                       1,624,002         1,502,681         1,368,159
   ATM surcharge fees                                                          232,363           229,062           207,099
   Other service charges and fees                                              642,726           588,361           569,255
----------------------------------------------------------------------------------------------------------------------------
            Total noninterest income                                         2,499,091         2,320,104         2,144,513
----------------------------------------------------------------------------------------------------------------------------

Noninterest Expense:
   Salaries and employee benefits                                            4,528,403         4,198,456         3,673,518
   Occupancy                                                                   870,949           828,225           764,051
   Data processing                                                             382,049           285,320           244,910
   Other                                                                     2,111,732         2,090,491         1,870,036
----------------------------------------------------------------------------------------------------------------------------
            Total noninterest expense                                        7,893,133         7,402,492         6,552,515
----------------------------------------------------------------------------------------------------------------------------
   Income before provision for income taxes                                  4,741,993         4,708,558         4,380,100
   Provision for income taxes                                                1,611,682         1,601,048         1,446,060
----------------------------------------------------------------------------------------------------------------------------
            Net income                                                  $    3,130,311    $    3,107,510    $    2,934,040
============================================================================================================================
Basic earnings per share                                                $         0.42    $         0.41    $         0.39
============================================================================================================================
Diluted earnings per share                                              $         0.41    $         0.40    $         0.38
============================================================================================================================
Basic weighted average shares outstanding                                    7,509,793         7,491,178         7,461,964
Effect of dilutive stock options                                               188,984           274,809           304,569
----------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                                  7,698,777         7,765,987         7,766,533
============================================================================================================================


See accompanying notes to the consolidated financial statements.

20 |                                              Hampton Roads Bankshares, Inc.
   |

Consolidated Statements of Shareholders' Equity
Years ended December 31, 2001, 2000 and 1999

                                                Common Stock             Capital         Retained
                                       ---------------------------
                                           Shares        Amount          Surplus         Earnings           Total
-----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999               7,415,352   $   4,634,595   $   15,543,883   $    9,572,828   $   29,751,306


Shares issued related to:
   401(k) plan                               5,725           3,578           63,976               --           67,554
   Exercise of stock options                51,717          32,323          192,307               --          224,630
Payout of fractional shares                   (167)           (104)          (2,848)              --           (2,952)
Tax benefit of stock option exercises           --              --          215,403               --          215,403
Net income                                      --              --               --        2,934,040        2,934,040
Cash dividends ($0.15 per share)                --              --               --       (1,116,716)      (1,116,716)
Cash dividends ($0.16 per share)                --              --               --       (1,195,622)      (1,195,622)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999             7,472,627       4,670,392       16,012,721       10,194,530       30,877,643
Shares issued related to:
   401(k) plan                               7,229           4,518           58,731               --           63,249
   Exercise of stock options                10,227           6,391           44,262               --           50,653
   Dividend reinvestment                     6,433           4,021           77,875               --           81,896
Payout of fractional shares                    (90)            (56)          (1,201)              --           (1,257)
Tax benefit of stock option exercises           --              --           30,516               --           30,516
Net income                                      --              --               --        3,107,510        3,107,510
1999 cash dividend adjustment                   --              --               --           (1,156)          (1,156)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             7,496,426       4,685,266       16,222,904       13,300,884       34,209,054
Shares issued related to:
   401(k) plan                               9,189           5,743           67,770               --           73,513
   Exercise of stock options                12,495           7,810           56,541               --           64,351
Payout of fractional shares                    (44)            (28)            (410)              --             (438)
Tax benefit of stock option exercises           --              --           22,759               --           22,759
Net income                                      --              --               --        3,130,311        3,130,311
Cash dividends ($0.25 per share)                --              --               --       (1,876,571)      (1,876,571)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001             7,518,066   $   4,698,791   $   16,369,564   $   14,554,624   $   35,622,979
=======================================================================================================================


See accompanying notes to the consolidated financial statements.

2001 Annual Report                                                          | 21
                                                                            |

Consolidated Statements of Cash Flows
Years ended December 31, 2001, 2000 and 1999

                                                                             2001              2000              1999
----------------------------------------------------------------------------------------------------------------------------
Operating Activities:
   Net income                                                          $     3,130,311   $     3,107,510   $     2,934,040
   Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                          548,580           534,976           430,190
        Provisions for loan losses                                             334,000           390,000           437,000
        Net amortization of premiums and accretion of discounts
          on investment securities                                             (12,641)           (2,314)           (7,824)
        (Gain) loss on sale of real estate acquired in settlement
          of loans                                                               8,624            (5,566)          (54,577)
        Gain on sale of premises and equipment                                      --           (26,263)           (5,035)
        Deferred tax assets                                                     11,130           (10,136)          (36,271)
        Changes in:
          Interest receivable                                                  (82,090)          (84,055)          (20,232)
          Other assets                                                        (113,023)            8,930          (212,336)
          Interest payable                                                     (14,677)          135,515           (32,533)
          Other liabilities                                                    191,931           295,366            (7,078)
----------------------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                       4,002,145         4,343,963         3,425,344
----------------------------------------------------------------------------------------------------------------------------
Investing Activities:
   Proceeds from maturities and calls of investment securities              31,171,186           258,369         6,875,859
   Purchase of investment securities                                       (22,870,000)               --                --
   Purchase of Federal Reserve Bank stock                                       (4,650)          (11,750)          (48,400)
   Net increase in total loans                                             (32,095,899)      (16,205,248)      (16,922,218)
   Purchase of premises and equipment                                         (392,902)         (497,222)       (2,048,742)
   Cash proceeds from sale of premises and equipment                                --           328,763             1,750
   Cash received from rental income (paid for) development and
     improvement of real estate acquired in settlement of loans, net            42,154            59,952             6,676
   Proceeds from sale of real estate acquired in settlement
     of loans                                                                  472,203           161,696           125,875
----------------------------------------------------------------------------------------------------------------------------
             Net cash used in investing activities                         (23,677,908)      (15,905,440)      (12,009,200)
----------------------------------------------------------------------------------------------------------------------------
Financing Activities:
   Net increase in other borrowings                                          3,235,000                --                --
   Net increase in deposits                                                 31,081,030        11,607,818         4,694,638
   Dividends reinvested                                                             --            81,896                --
   Proceeds from shares issued related to 401(k) plan                           73,513            63,249            67,554
   Cash proceeds from exercise of stock options                                 50,273            40,279           181,986
   Dividends paid                                                           (1,876,571)       (1,200,792)       (1,116,472)
----------------------------------------------------------------------------------------------------------------------------
             Net cash provided by financing activities                      32,563,245        10,592,450         3,827,706
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                            12,887,482          (969,027)       (4,756,150)
Cash and cash equivalents at beginning of year                              14,077,613        15,046,640        19,802,790
----------------------------------------------------------------------------------------------------------------------------
             Cash and cash equivalents at end of year                  $    26,965,095   $    14,077,613   $    15,046,640
============================================================================================================================
Supplemental cash flow information:
   Cash paid during the year for interest                              $     6,101,515   $     5,525,078   $     5,124,478
   Cash paid during the year for income taxes                                1,575,000         1,590,000         1,170,000
Supplemental noncash information:
   Transfer between loans and real estate acquired in
     settlement of loans                                                        14,681           198,900           243,364


See accompanying notes to the consolidated financial statements.

22 |
   |                                           Hampton Roads Bankshares, Inc.

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999


(1)  Accounting Policies
     Hampton Roads Bankshares, Inc., a Virginia corporation (the Holding Company), was incorporated under the laws of the Commonwealth of Virginia on February 28, 2001, primarily to serve as a holding company for Bank of Hampton Roads (the Bank). On July 1, 2001, all Bank of Hampton Roads common stock, $0.625 par value, was converted to the common stock, $0.625 par value, of Hampton Roads Bankshares, Inc. on a share for share exchange basis, making the Bank a wholly owned subsidiary of the Holding Company. This was accounted for in a manner similar to a pooling of interests. Accordingly, the prior period consolidated financial statements of Hampton Roads Bankshares, Inc. (the Company) are identical to the prior period consolidated financial statements of the Bank.
     The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices of the banking industry. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

     (a)  Basis of Consolidation
               The consolidated financial statements include the accounts of the Holding Company and its wholly owned subsidiary, the Bank of Hampton Roads. All significant intercompany balances and transactions have been eliminated in consolidation.

     (b)  Nature of Operations
               The Company has 16 branches located in Chesapeake, Suffolk, Norfolk and Virginia Beach, Virginia. The Company's primary source of income is interest income from loans to small and middle market businesses.

     (c)  Restrictions on Cash and Due from Bank Accounts
               The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank (FRB). Required reserves were $414,000 and $25,000 at December 31, 2001 and 2000, respectively.

     (d)  Investment Securities
          Investment securities are classified in three categories and accounted for as follows:
          . Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
          . Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
          . Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, a separate component of shareholders' equity.
               Gains and losses on sales of securities are computed based on specific identification of the adjusted cost of each security and included in other income. Amortization of premiums and accretion of discounts are computed by the effective yield method and included in interest income.

     (e)  Federal Reserve Bank Stock
               FRB stock is carried at cost.

     (f)  Loans
               Loans are stated at the amount of unpaid principal less net deferred fees and an allowance for loan losses. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Fees collected and costs incurred in connection with loan originations are deferred and recognized over the term of the loan. It is the Company's normal practice to cease the accrual of interest on loans based upon the delinquency status of the loan, an evaluation of the collateral pledged, and the financial strength of the borrower.


2001 Annual Report                                                          | 23
                                                                            |

         At December 31, 2001 and 2000, the recorded investments in loans for which impairment has been recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, the corresponding valuation allowance and the average recorded investments in impaired loans during each of the three years in the period ended December 31, 2001, were immaterial.

         A loan is deemed impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans will be measured at the present value of their expected future cash flows by discounting those cash flows at the loan's effective interest rate, or at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. Interest on impaired loans is accrued and recorded as income based upon the principal amount outstanding, except for nonaccrual loans considered to be impaired, for which interest is not accrued.

(g)  Allowance for Loan Losses

         The allowance for loan losses is established as losses, which are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

         The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(h)  Premises and Equipment

         Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Useful lives range from 10 to 50 years for buildings and improvements and from 3 to 15 years for substantially all equipment, furniture and fixtures.

(i)  Real Estate Acquired in Settlement of Loans

         Real estate acquired in settlement of loans is stated at the lower of the recorded loan balance or fair market value, based on appraised value, less estimated disposal costs. Development and improvement costs relating to property are capitalized. Estimated losses that result from the ongoing periodic evaluation of these properties are charged to current earnings with a provision for losses on foreclosed property in the period in which they are identified. Net operating income or expenses of such properties are included in other expenses.

(j)  Income Taxes

         The Company files a consolidated tax return. The provision for income taxes reflects tax expense incurred as a consolidated group. The expense is allocated among the members of the consolidated group in accordance with an intercompany agreement for tax expense.

         The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in the year including the enactment date and is measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management does not believe a valuation allowance is necessary at December 31, 2001 or 2000 as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(k)  Per Share Data

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects potential dilution if stock options would result in the issuance of additional shares of common stock that share in the earnings.

24 |                                              Hampton Roads Bankshares, Inc.

(l)  Advertising Costs

         Advertising costs are expensed as incurred.

(m)  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses and the valuation of deferred tax assets.

(n)  Statement of Cash Flows

         For purposes of reporting cash flows, the Company considers cash and due from banks, and overnight funds sold as cash and cash equivalents. Generally, overnight funds, include federal funds sold and high quality money market instruments which hold short term debt securities that are U.S. government issued or guaranteed, and are purchased and sold from Bank of America for one day periods.

(o)  Segment Information

         The Company has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the single geographic area of Hampton Roads, Virginia, and surrounding communities.

(p)  Comprehensive Income

         SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) within the Company's consolidated financial statements. Generally, comprehensive income includes net income plus transactions and other occurrences, which are the result of nonowner changes in equity, including changes in unrealized gains and losses on securities available-for-sale. SFAS No. 130 requires the disclosure of an amount that represents total comprehensive income, and the components of comprehensive income in a consolidated financial statement. Since the Company's investments are held to maturity, these disclosure requirements had no impact on the financial position or results of operations of the Company.

(q)  New Accounting Pronouncements

         In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; the use of the pooling-of-interest method of accounting is prohibited after this time, except for combinations of mutual enterprises. SFAS No. 141 also established specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 eliminates the amortization of goodwill and instead requires a periodic review of any goodwill balance for possible impairment. It also requires that goodwill be allocated at the reporting unit level. SFAS No. 142 is effective for years beginning after December 15, 2001. SFAS No. 142 also contains provisions related to intangible assets other than goodwill. These statements are not expected to have a material impact on the Company's consolidated financial statements.

         In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of business. SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with that statement. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This statement is not expected to have a material impact on the Company's consolidated financial statements.

(r)  Reclassification

         Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

2001 Annual Report                                                          | 25

(2)  Investment Securities

     The aggregate carrying and market values of investment securities, all of which are classified as held-to-maturity at December 31, 2001 and 2000, were as listed below:

                                                               2001
---------------------------------------------------------------------------------------------
                                                        Gross        Gross        Estimated
                                         Amortized    Unrealized   Unrealized       Market
                                           Cost         Gains        Losses         Value
---------------------------------------------------------------------------------------------
U.S. agency securities                 $  13,248,569  $  193,896   $        --  $  13,442,465
Mortgage backed securities                    24,706          --           187         24,519
---------------------------------------------------------------------------------------------
Total held-to-maturity securities      $  13,273,275  $  193,896   $       187  $  13,466,984
=============================================================================================

                                                               2000
---------------------------------------------------------------------------------------------
                                                        Gross        Gross        Estimated
                                         Amortized    Unrealized   Unrealized       Market
                                           Cost         Gains        Losses         Value
---------------------------------------------------------------------------------------------
U.S. agency securities                 $  21,530,824  $    1,433   $   140,821  $  21,391,436
Mortgage backed securities                    30,996          --           360         30,636
---------------------------------------------------------------------------------------------
Total held-to-maturity securities      $  21,561,820  $    1,433   $   141,181  $  21,422,072
=============================================================================================

     The amortized cost and estimated market value of debt securities at December 31, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             Amortized        Estimated
                                               Cost          Market Value
--------------------------------------------------------------------------
Due in one year or less                   $    1,999,819    $    2,037,945
Due after one year through five years          4,998,748         5,114,817
Due after five years through ten years         6,274,708         6,314,222
--------------------------------------------------------------------------
                                          $   13,273,275    $   13,466,984
==========================================================================

     At December 31, 2001 and 2000, the Company had investment securities of $10,773,275 and $19,061,820, respectively, pledged to secure public deposits, $1,000,000 pledged to secure treasury, tax and loan deposits, and $1,500,000 pledged to secure FRB borrowings.

(3)  Loans and Allowance for Loan Losses

     The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending area. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their contracts is dependent upon the economic environment of the lending area.

     Major classifications of loans at December 31, 2001 and 2000 were:

                                                2001              2000
--------------------------------------------------------------------------
Commercial                                $   48,428,566    $   47,103,192
Construction                                  28,620,409        23,892,083
Real estate - commercial mortgage             60,494,995        45,750,351
Real estate - residential mortgage            32,212,316        23,545,948
Installment loans to individuals              19,327,859        16,889,405
Deferred loan fees and related costs              57,465            32,185
--------------------------------------------------------------------------
                                          $  189,141,610    $  157,213,164
==========================================================================

     Nonaccrual loans were $12,597 and $187,144 at December 31, 2001 and 2000, respectively.

26 |                                              Hampton Roads Bankshares, Inc.

     Transactions affecting the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 were as follows:

                                       2001          2000         1999
------------------------------------------------------------------------
Balance at beginning of year       $ 1,969,271  $ 1,852,885  $ 1,878,825
Provision for loan losses              334,000      390,000      437,000
Loans charged off                     (215,014)    (288,968)    (501,998)
Recoveries                              32,880       15,354       39,058
------------------------------------------------------------------------
Balance at end of year             $ 2,121,137  $ 1,969,271  $ 1,852,885
========================================================================

(4) Premises, Equipment and Leases

    Premises and equipment at December 31, 2001 and 2000 are summarized as follows:


                                                    2001            2000
---------------------------------------------------------------------------
Land                                           $  2,766,638    $  2,766,638
Buildings and improvements                        4,954,770       4,569,050
Equipment, furniture and fixtures                 3,514,638       3,507,456
---------------------------------------------------------------------------
                                                 11,236,046      10,843,144
Less accumulated depreciation                    (2,758,415)     (2,235,095)
---------------------------------------------------------------------------
                                               $  8,477,631    $  8,608,049
===========================================================================

     The Company leases the land upon which its Crossroads, Northwest and Indian River branch offices were constructed. In addition, the Company also leases the buildings in which the Indian River, Orchard Square, MacArthur Center, Great Neck, Little Creek and Pembroke branch offices are located, as well as its loan processing department. The lease related to the Crossroads office was renewed in 1999 and is renewable for five additional five-year periods. The Indian River lease was renewed December 1997 for five additional years. The MacArthur Center office lease was renewed in January 2002 for a one-year term. The lease at the Northwest office renews on an annual basis. The Orchard Square lease was renewed for a term of five years in October 2001 and is renewable for one additional five-year period. The Great Neck lease commenced July 1999 with an original term of five years and is renewable for two additional five-year periods. The Little Creek lease commenced December 1998 with a term of five years and is renewable for two additional five-year periods. The Pembroke lease commenced August 2001 with an original term of five years and three additional five-year renewal options. The loan processing department lease commenced in July 2001 with an original term of three years with annual renewal periods thereafter.

     Total rent expense was $320,254 in 2001, $287,978 in 2000, and $261,454 in
1999.

     Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2001 were:

                   2002                     $ 381,209
                   2003                       239,357
                   2004                       127,523
                   2005                        99,248
                   2006                        73,129
                   ----------------------------------
                                            $ 920,466
                   ==================================

2001 Annual Report                                                          | 27
                                                                            |

(5) Deposits

    The maturities of time deposits of $100,000 or more at December 31, 2001 and 2000, are as follows:

                                           2001                      2000
--------------------------------------------------------------------------------
                                 Time          Other         Time       Other
                              Certificates     Time     Certificates     Time
--------------------------------------------------------------------------------
Maturity of:
   3 months or less           $ 18,083,261 $   111,012 $  7,014,947  $   105,265
   Over 3 months - 6 months      2,452,477          --    3,123,933      381,800
   Over 6 months - 12 months     7,857,059     405,003    3,439,854           --
   Over 12 months                5,034,275     996,943    5,391,188    1,059,682
--------------------------------------------------------------------------------
     Total                    $ 33,427,072 $ 1,512,958 $ 18,969,922  $ 1,546,747
--------------------------------------------------------------------------------

(6)  Other Borrowings

     At December 31, 2001, the Company had a $5,000,000 line of credit, of which $3,235,000 was outstanding. The line of credit is unsecured with a floating interest rate equal to Wall Street Journal prime less .50% (4.25% at December 31, 2001). The line of credit has a 12-month term with interest-only payments due monthly and any unpaid principal and accrued interest due in full at the end of the 12-month term.

(7)  Income Taxes

     The components of income tax expense for the years ended December 31, 2001, 2000 and 1999, are summarized as follows:

                               2001         2000          1999
--------------------------------------------------------------------------------
Current                   $ 1,600,552  $ 1,611,184  $  1,482,331
Deferred                       11,130      (10,136)      (36,271)
--------------------------------------------------------------------------------
                          $ 1,611,682  $ 1,601,048  $  1,446,060
================================================================================

     The provisions for income taxes for the years ended December 31, 2001, 2000 and 1999 differ from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes. The differences are as follows:

                                          2001          2000       1999
--------------------------------------------------------------------------------
Income taxes at statutory rates       $ 1,612,278  $ 1,600,910  $ 1,489,235
Increase (decrease) resulting from:
   Nondeductible expense                    2,691        2,636        3,131
   Tax-exempt interest                         --           --       (1,579)
   Other                                   (3,287)      (2,498)     (44,727)
--------------------------------------------------------------------------------
Income tax expense                    $ 1,611,682  $ 1,601,048  $ 1,446,060
================================================================================

     At December 31, 2001, the Company had net operating loss carryforwards of $537,975 for income tax purposes that expire in years 2006 and 2007, resulting from a 1992 acquisition. The amount relating to the net operating loss carryforwards is limited to $107,595 per year.

28 |                                              Hampton Roads Bankshares, Inc
   |

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

                                             2001          2000
-----------------------------------------------------------------
Deferred Tax Assets:

   Allowance for loan losses           $    600,374  $    555,923
   Deferred directors' fees                  43,163        37,953
   Nonqualified deferred compensation       662,713       587,119
   Net operating loss carryforward          182,912       219,494
-----------------------------------------------------------------
     Total deferred tax assets            1,489,162     1,400,489
-----------------------------------------------------------------

Defered Tax Liabilities:

   Depreciation                             326,206       225,923
   Other                                        287           767
-----------------------------------------------------------------
     Total deferred tax liabilities         326,493       226,690
-----------------------------------------------------------------
     Net deferred tax assets           $  1,162,669  $  1,173,799
=================================================================

(8) Commitments

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been recognized in the consolidated balance sheet.The contract amount of these instruments reflects the extent of the Company's involvement or "credit risk."

     The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. Contractual amounts at December 31, 2001 and 2000 were:

                                                                                         2001          2000
---------------------------------------------------------------------------------------------------------------
Financial instruments whose contract amounts represent credit risk:
   Commitments to extend credit                                                     $  27,347,030  $ 28,336,950
   Standby letters of credit                                                            9,462,941     6,409,133
---------------------------------------------------------------------------------------------------------------
                                                                                    $  36,809,971  $ 34,746,083
===============================================================================================================

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, and real estate.

     Management does not anticipate any material losses will arise from additional fundings of the aforementioned lines of credit or letters of credit.

(9) Profit Sharing Plan and Supplemental Retirement Plan

     The Company has a defined contribution 401(k) plan. All employees who are 21 years of age and have completed one year of service are eligible to participate. Under the plan, employees may contribute the lesser of $10,500 or 20% of their annual salary, and the Company will contribute 25% of the employees' contributions up to 10%. The Company may also make an additional discretionary contribution. Company contributions will not exceed the maximum amount deductible annually for income tax purposes. The Company made discretionary contributions of $143,381, $134,750 and $103,718 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company also made matching contributions of $38,765, $35,667 and $32,077 for the years ended December 31, 2001, 2000 and 1999, respectively. Beginning in 1997, the

2001 Annual Report                                                      | 29
                                                                        |

Company began offering its stock as an investment option under the 401(k) plan. The plan purchased 9,189, 7,229 and 5,725 shares at a price of $8.00, $8.75 and $11.80 per share in 2001, 2000 and 1999, respectively. The Company is the plan's trustee.

     In 1993, the Company entered into a Supplemental Retirement Agreement for an officer to provide an annual post retirement benefit following the attainment of his Plan Retirement Date of November 9, 2015. Partial vesting began on January 1, 1998, and will continue until the Plan Retirement Date. The Company has funded this agreement with a life insurance policy, which names the Company as beneficiary. Plan expense recognized in 2001, 2000 and 1999 was $69,701, $78,552 and $71,896, respectively.

(10) Dividend Reinvestment and Optional Cash Purchase Plan

     The Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. The plan also enables shareholders to purchase up to $1,000 per quarter of additional common stock. The stock purchased through the plan is valued at the lesser of the then market price or the average sales price of the stock for the preceding 60 days. In 2001, $1,238,355 of the $1,876,571 total dividend declared in 2001 was reinvested at $10.37 per share for 119,417 shares. In 2000, $872,216 of the $1,196,778 total dividend declared in 1999 was reinvested at $12.73 per share for 68,517 shares. Under the Optional Cash Purchase Plan, 35,827 and 44,265 shares were purchased at prices ranging from $9.02 to $10.50 per share and $10.46 to $12.82 per share for 2001 and 2000, respectively. When available, shares for sale on the open market are used to satisfy the shares purchased through the Dividend Reinvestment and Optional Cash Purchase Plan.

(11) Stock Options

     The Company has a Stock Option Plan under which the Company may grant options to its directors and employees for shares of common stock. During 2001 and 2000, the Company authorized the grant of options to employees and directors for 104,053 and 106,152 shares, respectively of the Company's common stock under the Plan.

     During 1997, the Company amended the Directors' Deferred Compensation Agreement to allow directors to purchase options for the Company's common stock where the directors' fees reduce the exercise price for shares up to 50% of an amount that represents the fair market value of the stock. The directors purchased 27,909 and 29,487 options in 2001 and 2000, respectively under this agreement. All options, when granted, have 10-year terms and are fully vested and exercisable at the date of grant.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, effective for fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, the Company has chosen to continue to follow APB Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations in accounting for its employee stock options. Under APB No. 25, because the exercise price of a portion of the Company's employee stock options is less than the market price of the underlying stock on the date of grant, $51,017, $58,322 and $53,016 in related compensation expense was recognized in 2001, 2000 and 1999, respectively. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been changed to the pro forma amounts indicated as follows:

                                     2001                    2000                        1999
---------------------------------------------------------------------------------------------------------
                              Pro           As           Pro           As            Pro           As
                             Forma       Reported       Forma       Reported        Forma       Reported
---------------------------------------------------------------------------------------------------------
Net income               $ 3,119,169  $ 3,130,311  $  2,992,708  $  3,107,510  $  2,796,546  $  2,934,040
Basic earnings
   per share                    0.42         0.42          0.40          0.41          0.37          0.39
Diluted earnings
   per share                    0.41         0.41          0.39          0.40          0.36          0.38

     The fair value of these options for 2001, 2000 and 1999 was estimated at the date of grant using a minimum value option pricing method with the following assumptions: risk-free interest rate of 3.90%, 7.00% and 5.45%, respectively; dividends of $0.25, $0.25 and $0.16, respectively, and an expected life of the options of seven years.

     Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a representative single measure of the fair value at which transactions may occur.

30 |                                            Hampton Roads Bankshares, Inc.
   |

     A summary of the Company's stock option activity and related information is as follows:

                                                          Weighted
                                      Options             Average
                                      Outstanding      Exercise Price
----------------------------------------------------------------------
Balance at January 1, 1999              698,454          $ 4.8323
   Granted                              128,285            7.8379
   Exercised                            (51,717)           3.5760
----------------------------------------------------------------------
Balance at December 31, 1999            775,022            5.4137
   Granted                              135,639            6.7821
   Exercised                            (10,227)           4.0859
----------------------------------------------------------------------
Balance at December 31, 2000            900,434            5.6349
   Granted                              131,962            6.7670
   Exercised                            (13,250)           4.2826
   Expired                               (2,902)           6.4426
----------------------------------------------------------------------
Balance at December 31, 2001          1,016,244          $ 5.7972
======================================================================

     In 2001, 13,250 options were exercised; however, only 12,495 new shares were issued since 755 shares of previously acquired stock were used to exercise some of the options.

     Exercise prices for options outstanding and exercisable as of December 31, 2001 were as follows:

                                                 Remaining
   Range of                        Number of     Contractual      Exercise
Exercise Prices                    Options     Life (in years)     Price
--------------------------------------------------------------------------
$ 2.025 - $ 4.000                  389,489         4.59          $  3.1692
$ 4.665 - $ 5.970                  217,996         4.94             5.2759
$ 6.530 - $ 8.750                  312,535         9.00             7.7451
$10.250 - $11.800                   96,224         7.00            11.2893
--------------------------------------------------------------------------
$ 2.025 - $11.800                1,016,244         6.48          $  5.7972
==========================================================================

(12) Employment Agreements

     The Company has employment agreements with eight officers. Two of the agreements expire in 2002, three expire in 2004 and three expire in 2006. Unless the officer is notified in writing prior to the last day of the forty-eighth consecutive month, the agreement will automatically renew for an additional period of 60 months. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(13) Other Expenses

     A summary of other expenses for the years ended December 31, 2001, 2000 and 1999 is as follows:

                                            2001           2000          1999
-------------------------------------------------------------------------------
Stationery and office supplies        $   130,700    $   147,620    $   142,757
Advertising and marketing                 191,096        158,204        113,015
Telephone and postage                     253,304        285,934        228,065
Professional                               68,379         59,752         46,978
Bank franchise tax                        225,203        194,357        191,591
Equipment                                 134,506        178,964        160,258
ATM and check card expense                242,331        208,518        182,496
Directors' fees                           222,050        228,475        223,150
Bonds and insurance                        46,539         45,699         45,918
Other                                     597,624        582,968        535,808
-------------------------------------------------------------------------------
                                      $ 2,111,732    $ 2,090,491    $ 1,870,036
===============================================================================

2001 Annual Report                                                          | 31

(14) Dividend Restrictions

     The Company is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. Regulatory agencies limit the amount of dividends the Company may pay, without prior approval, to current year earnings plus retained net profits for the two preceding years. At December 31, 2001, the amount available was approximately $6.9 million.

(15) Regulatory Capital Requirements

     The Company is subject to various regulatory capital requirements of the FRB. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Management believes that, as of December 31, 2001, the Company meets all capital adequacy requirements to which it is subject.

     As of December 31, 2001, the most recent notification from the FRB categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum amounts and ratios, as set forth in the table that follows. There are no conditions or events since that notification that management believes have changed the Company's category.

     A summary of the Company's required and actual capital components follows (in thousands):

                                                                                To Be Well Capitalized
                                                             For Capital           Under Prompt Action
                                          Actual          Adequacy Purposes           Provisions
------------------------------------------------------------------------------------------------------
                                    Amount   Ratio       Amount    Ratio          Amount      Ratio
------------------------------------------------------------------------------------------------------
As of December 31, 2001:
   Tier 1 capital                  $ 35,581   17.89%    $  7,956     4.00%       $ 11,934       6.00%
   Total risk-based capital          37,702   18.95       15,913     8.00          19,891      10.00
   Leverage ratio                    35,581   15.08        9,438     4.00          11,797       5.00
As of December 31, 2000:
   Tier 1 capital                  $ 34,142   20.55%    $  6,647     4.00%       $  9,970       6.00%
   Total risk-based capital          36,111   21.73       13,294     8.00          16,617      10.00
   Leverage ratio                    34,142   16.89        8,084     4.00          10,104       5.00

(16) Disclosures About Fair Value of Financial Instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

     The following methods and assumptions were used by the Company in estimating fair value for its financial instruments as defined by SFAS No. 107:

(a) Cash and Due from Banks and Overnight Funds Sold
      The carrying amount approximates fair value.

(b) Investment Securities
      Fair values are based on published market prices or dealer quotes.

32 |                                              Hampton Roads Bankshares, Inc.

(c) Loans

         For credit card and other loan receivables with short-term and/or variable characteristics, the total receivables outstanding approximates fair value. The fair value of other loans is estimated by discounting the future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

(d)  Interest Receivable and Interest Payable

         The carrying amount approximates fair value.

(e) Deposits

         The fair value of noninterest-bearing deposits and deposits with no defined maturity, by SFAS No. 107 definition, is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the future cash flows using the current rates at which similar deposits would be made.

(f) Commitments to Extend Credit and Standby Letters of Credit

         The fair value of commercial lending related letters of credit and commitments is estimated as the amount of fees currently charged to enter into similar agreements, taking into account the present creditworthiness of the counter-parties.

     The estimated fair values of the Company's financial instruments required to be disclosed under SFAS No. 107 at December 31, 2001 and 2000 were:

                                              2001                             2000
------------------------------------------------------------------------------------------------
                                    Carrying         Estimated        Carrying         Estimated
                                      Value          Fair Value         Value          Fair Value
-------------------------------------------------------------------------------------------------
Cash and due from banks         $    8,243,788    $   8,243,788   $   9,359,897   $     9,359,897
Overnight funds sold                18,721,307       18,721,307       4,717,716         4,717,716
Investment securities               13,903,725       14,097,434      22,187,620        22,047,872
Loans                              189,141,610      200,890,680     157,213,164       157,122,829
Interest receivable                  1,093,852        1,093,852       1,011,762         1,011,762
Deposits                           198,515,272      201,411,537     167,434,242       167,446,096
Interest payable                       583,319          583,319         597,996           597,996
Commitments to extend
   credit and standby
   letters of credit                        --          343,513              --           327,906

(17) Events Subsequent to the Independent Auditors' Report (Unaudited)

     On February 26, 2002, the Company declared an annual cash dividend of $0.26 per share payable April 15, 2002, to shareholders of record on March 15, 2002.

     In February 2002, the Company became a member of the Federal Home Loan Bank of Atlanta in order to increase its possible borrowing sources.

     In December 2001, the Company implemented a Stock Repurchase Program, where the Company offered to buy back up to 375,000 shares of its common stock at a price of $8.00 per share during the time frame of December 17, 2001 to February 14, 2002, the expiration date. At December 31, 2001, 7,824 shares were tendered to the Company pursuant to the Program. Upon expiration of the program, 64,918 shares for a total of $519,340 were repurchased by the Company.

2001 Annual Report                                                          | 33
                                                                            |

(18) Quarterly Financial Data (Unaudited)

     Summarized unaudited quarterly financial data for the years ended December 31, 2001 and 2000 is as follows (in thousands):

                                                 Fourth      Third     Second     First
---------------------------------------------------------------------------------------
2001:
   Interest income                            $   4,148   $  4,188   $  4,082  $  4,139
   Interest expense                               1,432      1,540      1,514     1,601
---------------------------------------------------------------------------------------
     Net interest income                          2,716      2,648      2,568     2,538
   Provision for loan losses                         68         89         93        84
   Noninterest income                               680        593        630       596
   Noninterest expense                            1,995      1,958      1,969     1,971
---------------------------------------------------------------------------------------
     Income before
        provision for income taxes                1,333      1,194      1,136     1,079
   Provision for income taxes                       453        406        386       367
---------------------------------------------------------------------------------------
        Net income                            $     880   $    788   $    750  $    712
=======================================================================================
   Basic earnings per share                   $    0.12   $   0.10   $   0.10  $   0.10
=======================================================================================
   Diluted earnings per share                 $    0.12   $   0.10   $   0.10  $   0.09
=======================================================================================

                                                 Fourth      Third      Second    First
---------------------------------------------------------------------------------------
2000:
   Interest income                            $   4,157   $  4,048   $  3,916  $  3,721
   Interest expense                               1,530      1,476      1,364     1,291
---------------------------------------------------------------------------------------
     Net interest income                          2,627      2,572      2,552     2,430
   Provision for loan losses                        111        102         93        84
   Noninterest income                               591        574        598       557
   Noninterest expense                            1,872      1,900      1,864     1,766
---------------------------------------------------------------------------------------
     Income before
        provision for income taxes                1,235      1,144      1,193     1,137
   Provision for income taxes                       419        389        406       387
---------------------------------------------------------------------------------------
        Net income                            $     816   $    755   $    787  $    750
=======================================================================================
   Basic earnings per share                   $    0.10   $   0.10   $   0.11  $   0.10
=======================================================================================
   Diluted earnings per share                 $    0.10   $   0.10   $   0.10  $   0.10
=======================================================================================

(19) Related Party Transactions

     On December 1, 2001, the Company purchased a 10% interest in Tidewater Home Funding, LLC. The Company accounts for this investment under the cost method. On December 19, 2001, the Company established a warehouse credit facility for Tidewater Home Funding for up to $5,000,000. As of December 31, 2001, $3,235,000 was outstanding under the warehouse line at a rate of 5.75%.

     Loans are made to the Company's executive officers and directors and their associates during the ordinary course of business. At December 31, 2001 and 2000, loans to executive officers, directors and their associates amounted to $12,217,607 and $12,133,040, respectively. During 2001, additional loans and repayments of loans by executive officers, directors and their associates were $9,623,574 and $9,539,007, respectively.

(20) Condensed Parent Company Only Financial Statements

     The condensed financial position as of December 31, 2001 and the condensed results of operations and cash flows from the date of formation on July 1, 2001 through December 31, 2001 of Hampton Roads Bankshares, Inc., parent company only, are presented on page 35.

34 |                                              Hampton Roads Bankshares, Inc.
   |

Condensed Balance Sheet                                                 2001
----------------------------------------------------------------------------
Assets:
   Cash on deposit with Bank of Hampton Roads                  $      53,493
   Due from Bank of Hampton Roads                                  1,526,489
   Investment in Bank of Hampton Roads                            35,392,616
   Investment in Tidewater Home Funding, LLC                         100,000
   Loan to Tidewater Home Funding, LLC                             3,235,000
   Other assets                                                       80,671
----------------------------------------------------------------------------
        Total assets                                           $  40,388,269
============================================================================
Liabilities and shareholders' equity:
   Other borrowings                                            $   3,235,000
   Other liabilities                                               1,530,290
   Shareholders' equity                                           35,622,979
----------------------------------------------------------------------------
        Total liabilities and shareholders' equity             $  40,388,269
============================================================================

Condensed Statement of Income                                           2001
----------------------------------------------------------------------------
Income:
   Dividends from bank subsidiary                              $     200,000
   Interest income                                                     4,721
----------------------------------------------------------------------------
        Total income                                                 204,721

Expenses:
   Interest expense                                                    3,801
   Other expense                                                       3,190
----------------------------------------------------------------------------
        Total expense                                                  6,991
----------------------------------------------------------------------------
Income before income taxes and equity in undistributed
   net income of subsidiary                                          197,730
Income tax benefit                                                       772
Equity in undistributed net income of subsidiary                   1,469,538
----------------------------------------------------------------------------
        Net income                                             $   1,668,040
============================================================================

Condensed Statement of Cash Flows                                       2001
----------------------------------------------------------------------------
Operating activities:
   Net income                                                  $   1,668,040
   Adjustments:
     Equity in undistributed earnings of subsidiaries             (1,469,538)
     Depreciation and amortization                                     1,048
     Change in other assets                                       (1,708,207)
     Change in liabilities                                         1,530,290
----------------------------------------------------------------------------
        Net cash provided by operations                               21,633
----------------------------------------------------------------------------
 Investing activities:
   Increase in loans                                              (3,235,000)
----------------------------------------------------------------------------
        Net cash used in investing activities                     (3,235,000)
----------------------------------------------------------------------------
Financing activities:
   Proceeds from short-term borrowings                             3,235,000
   Common stock issued                                                31,860
----------------------------------------------------------------------------
        Net cash provided by financing activities                  3,266,860
----------------------------------------------------------------------------
        Net increase in cash and cash equivalents                     53,493
Cash and cash equivalents - beginning                                     --
----------------------------------------------------------------------------
Cash and cash equivalents - ending                             $      53,493
============================================================================

2001 Annual Report                                                      | 35
                                                                        |

Advisory Board Members

Deep Creek
---------------------------------

Emil A. Viola
Chairman

Jack W. Gibson
Bank of Hampton Roads

Walter Cartwright, Jr.
Retired, Watters & Martin, Inc.

Patricia S. Lawrence
Lawrence Pharmacy, Inc.

Davis R. Mellott
Southeastern Equipment Corp.

Willard F. Robins, III, C.P.A.
Willard F. Robins, III, P.C.

R. Curtis Saunders, Jr.
Vico Construction Corporation

Constantine L. Zinovis
Restauranteur

Crossroads
---------------------------------

Herman A. Hall, III
Chairman

Jack W. Gibson
Bank of Hampton Roads

The Honorable Harry B. Blevins
State Senator

Ralph L. Frost
Retired Farmer

H. Lynn Keffer
Crossroads Fuel, Inc.

Philip V. Miller
Virginia Door, Inc.

John R. Newhart
Sheriff, City of Chesapeake

Vivian O. Parker
Civic Leader

Jeffrey P. Powell, M.D., D.D.S.
Chesapeake Ear, Nose & Throat
Associates, P.C.

South Norfolk
---------------------------------

Durwood S. Curling
Chairman

Jack W. Gibson
Bank of Hampton Roads

James A. Alexander, Jr.
Service Electric Corp. of Va.

Robert G. Bagley
Bank of Hampton Roads

James S. Creekmore
Creekmore Hardware

Charles G. Hackworth, Sr.
Hackworth Reprographics, Inc.

James W. McNeil
Civic Leader

Richard G. Pretlow
Pretlow & Sons Funeral Home

Elizabeth F. St. John
Supervisor, 1st District Court,
City of Chesapeake

Indian River
---------------------------------

Warren L. Aleck
Chairman

Jack W. Gibson
Bank of Hampton Roads

Eric C. Anderson
Lakeside Construction Corporation

Stuart H. Buxbaum
S & E Builders

Margaret L. Eure
Eure Distributing

Leigh Anne Folkes
Hassell & Folkes, P.C.

Corporate Landing
---------------------------------

Jack W. Gibson
Bank of Hampton Roads

Walter J. Blasczak
Retired, U.S. Navy

John E. Freese
Lewis and Freese Advertising

David E. Kellam
Kellam and Eaton, Inc.

Norris W. Shirley
Retired Farmer

Cynthia W. Snyman
Slip-Free Systems of Virginia

Patricia M. Windsor
Lakeside Construction Corporation

MacArthur Center
---------------------------------

Robert H. Powell, III
Chairman

Jack W. Gibson
Bank of Hampton Roads

Robert G. Bagley
Bank of Hampton Roads

Edward L. Ladd
MacArthur Center

Jonathan L. Thornton
Pierce & Thornton

William F. Whitlow
Whitlow & Baker

Michael P. Zarpas
Global Real Estate Investment

36 |                                              Hampton Roads Bankshares, Inc.

Market Street
---------------------------------------------------

Bobby L. Ralph
Chairman

Jack W. Gibson
Bank of Hampton Roads

Adrian T. Robertson
Allied Concrete

James R. Rountree
Rountree Construction Co., Inc.

James F. Russell
Supreme Petroleum, Inc.

Kent B. Spain
J. Walter Hosier & Son Insurance Agency

Robert B. Speight
N & S Limited

Gayle F. Upchurch
The Shoetique


Orchard Square
---------------------------------------------------

William J. Hearring
Chairman

Jack W. Gibson
Bank of Hampton Roads

William B. Cross
Ashdon Builders, Inc.

Anthony L. Hunt
U.S. Airways

Richard H. Matthews
Pender & Coward, P.C.

Robert L. Samuel, Jr.
Williams Mullen


Portsmouth Boulevard
---------------------------------------------------

Henry P. Barham, D.D.S.
Chairman

Jack W. Gibson
Bank of Hampton Roads

Jonnie Gayle Franklin
Investor

JoAnn H. Nesson
John C. Holland Enterprises

Hugo A. Owens, Jr.
Chesapeake City Schools/Jani-King, Inc

Judson H. Rodman
Rodman's Bar-B-Que

Pat E. Viola
Vico Construction Corporation


Princess Anne
---------------------------------------------------

L. Steve Gossett
Chairman

Jack W. Gibson
Bank of Hampton Roads

N. Merrill Beck, Jr.
Beck Associates, P.C.

George Ray Bunch, Jr.
Budget Rent A Car

Yale Nesson
AARD Screenprinters & Embroidery

Neal S. Windley
Goodwill Industries


Little Creek
---------------------------------------------------

W. Lewis Witt
Chairman

Jack W. Gibson
Bank of Hampton Roads

Alan A. Bunch
Budget Rent A Car

Edward A. Fiorella
Norfolk Sheriff's Office

Joseph L. Hoggard
Restauranteur

Robert J. McCabe
Sheriff, City of Norfolk

W. Randy Wright
Randy Wright's Printing


Moyock
---------------------------------------------------

Bobby R. Waddell
Chairman

Jack W. Gibson
Bank of Hampton Roads

Rodney L. Foster
Farmer

Martin W. Holton
Forrest Septic Tank Contractors, Inc.

William K. Jernigan
Mill Run Golf & Country Club, Inc.

Robert C. Rhoads
Hoffman Industries, Inc.

Sheila R. Romm
Clerk of Superior Court, Currituck, NC

Haywood E. Ward
Retired Deputy Sheriff, Currituck, NC

Richard C. Webb, II
East Coast Abatement Co., Inc.


Great Neck
---------------------------------------------------

S.G. Folkes
Chairman

Jack W. Gibson
Bank of Hampton Roads

E. Lee Boyce, III
Boyce-Widener, Ltd.

Kenneth R. Sims
Custom Stone Company, Inc.

Kevin R. Sims
Custom Stone Company, Inc.

Leo Thomas
Ron Zoby Tours

Jeffrey M. Tourault
Atlantic Foundations, Inc.


Pembroke
---------------------------------------------------

Douglas J. Glenn
Chairman

John Katsias
Katsias Company

Pete O. Kotarides
The Kotarides Companies

Kirk B. Levy
Sykes Bourdon Ahern & Levy

Robert A. Widener
Ainslie Widener

--------------------------------------------------------------------------------
2001 Annual Report

                                     [LOGO]

                         Hampton Roads Bankshares, Inc.
                            would like to extend our
                              thoughts and prayers
                           to the families and friends
                                of the victims of
                               September 11, 2001.








                         Hampton Roads Bankshares, Inc.
                                201 Volvo Parkway
                           Chesapeake, Virginia 23320
                                  757.436.1000

                           www.bankofhamptonroads.com