Form 10-K, Exhibit 13
period 2002-12-31
HAMPTON ROADS BANKSHARES INC
filed 2003-03-26
CIK 1143155

                                                                    Exhibit 13














                               2002 ANNUAL REPORT

[GRAPHIC APPEARS HERE]

[LOGO OF HAMPTON ROADS BANKSHARES]

[LOGO OF HAMPTON ROADS BANKSHARES]

BOARD OF DIRECTORS

EMIL A. VIOLA
     Chairman of the Board
     President, Vico Construction Corporation

JACK W. GIBSON
     President and Chief Executive Officer,
     Bank of Hampton Roads

WARREN L. ALECK
     Retired President,
     Earle's Markets, Inc.

ROBERT G. BAGLEY
     Senior Vice President,
     Bank of Hampton Roads

DURWOOD S. CURLING
     Former Executive Director,
     Southeastern Public Service Authority

HERMAN A. HALL, III
     Secretary-Treasurer,
     Hall Farms, Inc.

WILLIAM J. HEARRING
     President,
     Hearndon Construction Corporation

ROBERT H. POWELL, III
     Attorney at Law,
     Kaufman & Canoles, P.C.

BOBBY L. RALPH
     Former Director of Social Services,
     City of Suffolk

W. LEWIS WITT
     Owner,
     Inner-View, Ltd.

OFFICERS

JACK W. GIBSON
     President and
     Chief Executive Officer

SENIOR VICE PRESIDENTS
Julie R. Anderson
Robert G. Bagley
Tiffany K. Glenn
Paul B. Keister
Gregory P. Marshall
Renee R. McKinney
Cynthia A. Sabol
M. Ann Wright

VICE PRESIDENTS
Tompkins A. Craig
Jeffrey S. Creekmore
Lorelle L. Fritsch
Dorothy S. Grant
Dan E. Grubb
Linda F. Murphy
H. Francis Myers
Rod L. Pierce, Sr.
Linda A. Weiler

ASSISTANT VICE PRESIDENTS
J. Patrick Banks, Jr.
April E. Bennett
Herbert M. Brett
Lucille B. Caughorn
Cynthia L. Connor
Sandra H. Franklin
Lori L. Funk
Renee S. Harris
Dianne M. Henry
E. Regis Lauer, III
Susan E. Murphy
Allen C. Peele
Margaret A. Powell
Karla R. Rasmussen
Philip E. Richard
Cathy L. Robinson
Kemp E. Savage, III
Barbara S. Scheepers

                                                  Hampton Roads Bankshares, Inc.

                                                                            HMPR

TABLE OF CONTENTS

Board of Directors and Officers ..............................Inside Front Cover
General Information ...........................................................1
President's Message ...........................................................2
Financial Highlights ..........................................................4
Management's Discussion and Analysis of Financial Condition
 and Results of Operations ....................................................5
Independent Auditors' Report .................................................18
Consolidated Balance Sheets ..................................................19
Consolidated Statements of Income ............................................20
Consolidated Statements of Shareholders' Equity ..............................21
Consolidated Statements of Cash Flows ........................................22
Notes to Consolidated Financial Statements ...................................23
Advisory Board Members .......................................................39

FINANCIAL INFORMATION
Shareholders, analysts, and investors seeking financial information about the Company, including copies of Form 10-K filed with the Securities and Exchange Commission, may contact:
Cynthia A. Sabol
Senior Vice President and Chief Financial Officer
Hampton Roads Bankshares, Inc.
201 Volvo Parkway
Chesapeake, VA 23320
(757) 436-1000

STOCK INFORMATION
The Bank serves as the transfer agent.
The Company's common stock trades under the symbol "HMPR" on the NASDAQ Bulletin
 Board.
Stock inquiries should be directed to:
Tiffany K. Glenn
Senior Vice President and Marketing Officer
Stock Transfer Department
Hampton Roads Bankshares, Inc.
201 Volvo Parkway
Chesapeake, VA 23320
(757) 436-1000

MARKET MAKERS
Davenport & Company LLC
Scott & Stringfellow, Inc.
Baird, Patrick & Co., Inc.
Hill Thompson Magid, L.P.
McKinnon & Company, Inc.
Monroe Securities, Inc.
Knight Securities, L.P.
Schwab Capital Markets L.P.

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

                    MACARTHUR CENTER
                    500 Plume Street

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

VIRGINIA            CORPORATE LANDING
BEACH               1100 Dam Neck Road

                    GREAT NECK
                    1316 N. Great Neck Road

                    INDIAN RIVER
                    5472 Indian River Road

                    PEMBROKE
                    281 Independence Blvd., Suite 100

                    WEB SITE ADDRESS
                    www.bankofhamptonroads.com

2002 Annual Report                                                             1

[LOGO OF HAMPTON ROADS BANKSHARES]

PRESIDENT'S MESSAGE

DEAR SHAREHOLDER:

     Since the inception of Bank of Hampton Roads in 1987, I have enjoyed the honor of reporting record earnings to you every single year we have been in business. I am proud to continue this tradition at the close of our fifteenth anniversary year in which Hampton Roads Bankshares, Inc., parent company of the Bank, celebrated the most successful and profitable year in its history.

     The Company's net income for 2002 was a record $3,298,035, up over 5% from 2001. I am particularly proud of our achievements considering the prevalent low interest rate environment and the pressure it has put on the Company's net interest margin for the previous two years. Between January 2001 and November 2002, the Federal Reserve lowered the federal funds rate 12 times or 525 basis points down to 1.25%. Consequently, during the same time period, the New York Prime rate was reduced as many times and as many points down to 4.25%. Unfortunately, as a result of these reductions, our net interest margin decreased 40 basis points in 2002 down to 4.84%. In spite of the decline, the Company surpassed its peer group average in this category throughout the year. While the compressed net interest margin impacted our overall earnings potential, an increase in loan volume combined with the re-pricing of many of the Bank's interest-bearing deposits led to a 14% increase in net interest income.

     During 2002, the Company's assets increased by 24% to a record $299 million at year-end. The Company's loan portfolio, our largest asset, ended the year at a record high of $203 million, with average loans increasing by 15% from 2001 to another record of $195 million. The low interest rate environment encouraged both home buying and building. As a result, our construction loan portfolio increased by 26% during the year to $36 million at year-end. Through our relationship with Tidewater Home Funding, LLC, we are able to accommodate home buyers with all aspects of their real estate financing needs.

     In spite of the numerous interest rate decreases, the Company enjoyed remarkable deposit growth throughout 2002. At year-end, our total deposits had reached a record $244 million, up 23% or $45 million from year-end 2001. The majority of this growth was in the form of demand deposits, which increased from $85 million to $121 million from 2001 to 2002. Substantial deposit growth made it easy for us to accommodate the strong loan demand incited by the low interest rate environment.

     Your Bank has fifteen branch offices located throughout the cities of Chesapeake, Virginia Beach, Norfolk and Suffolk. Without a doubt, Bank of Hampton Roads is the most convenient community bank serving the Southside Hampton Roads area. The Bank benefited in 2002 from our friendly business philosophy as well as our strong market penetration when three of our respected competitors were acquired by larger institutions. The Bank implemented a multimedia advertising campaign to coincide with the completion of the mergers. The theme of the campaign, "ENJOY BANKING," promoted our unwavering commitment to consistently provide all of our customers with excellent service.

     Thanks to the increased promotional efforts put forth by the Bank as well as the efforts of our experienced staff, we attracted numerous customers affected by the mergers and acquisitions. Our deposits within the City of Virginia Beach increased by 54% from $37.4 million to $57.7 million. Our Chesapeake Offices witnessed their deposits rise by 18% from $116.5 million to $137.4 million. Our Norfolk and Suffolk markets also realized considerable deposit growth. To further enhance our presence in Norfolk, we moved our MacArthur Center location to 500 Plume Street, a newly renovated site. The relocation of this office provides us with the same level of visibility and prominence in Downtown Norfolk while improving our accessibility to the pedestrian traffic common in the financial district.

2                                                 Hampton Roads Bankshares, Inc.

                                                                            HMPR

     In addition to customers seeking new community banking relationships, there were also many good, veteran community bankers affected by the mergers. As a result, the Company enhanced its staff with friendly, experienced bankers dedicated to extending the level of service on which the Bank has established its superlative reputation. The employees who represent our Bank are our most valuable asset and we rely upon them everyday to ensure that our customers "ENJOY BANKING." Our employees are the only aspect of our Bank that differentiates us from our competition, and I personally believe that our staff elevates our Bank above all others. In 2002, the Bank implemented an orientation program that all new employees must attend in order to become familiar with the Bank's humble roots, its consistent success, its dedication to enhance shareholder value, and its founding philosophy to provide all customers with excellent, efficient service. If you are not already banking with us, I hope that you will visit one of our offices to see what a difference our commitment to customer service can make in your banking experience. Shortly, you will be able to visit us on the Internet to do your banking and even pay your monthly bills. Our new online banking service is state-of-the-art and will be introduced to customers later this spring.

     While our Company is currently positioned to celebrate yet another record year, I do have some reservations in expressing my optimism about our predicted financial performance for 2003. Interest rates appear to have stabilized and loan demand remains strong. With successful net interest margin management, our net interest income should steadily increase this year. Tidewater Home Funding, LLC continues to benefit from the low mortgage rate environment and the abundance of home buying that is continuing well into 2003; we should continue to receive significant dividends from this relationship. To provide us with a new source of income, Hampton Roads Investments, Inc., a subsidiary of the Holding Company, which will commence operations this spring, is in the process of acquiring a partial ownership in BI Investments, LLC, an investment services firm formed by the Virginia Bankers Association. In spite of all of the aforementioned positive factors, I cannot disregard the threat of a probable war with Iraq and the impact that it could have on our Nation's economy. Unfortunately, our area has already experienced an exodus of military personnel as they prepare to defend our Country overseas; some of our small business customers depend on these individuals to support their day-to-day business operations. In addition, the rising cost of fuel and a drop in consumer spending have had a financial impact on some local businesses. Facing the reality that some of our customers may not be able to endure the uncontrollable effects of the economy, our loan loss reserve was increased to $2.8 million, or 1.40% of the outstanding loan portfolio.

     Hampton Roads Bankshares common stock began trading under the symbol HMPR on the Over the Counter Bulletin Board in the spring of last year. Between May and December 2002, over 192,000 shares of the Company's stock were traded at prices ranging from a high of $11.00 to a low of $6.75. During the first quarter of 2003, our stock has been trading in the $9.00 range, which is roughly 700% of the stock's original value in 1987. Adding to the value of our stock is the Company's twelve year record of paying an increasing dividend to its shareholders. At the share price of $9.00, the Company's recent dividend payment of $0.27 per share yielded an annual return of 3% on your investment, which is presently more than most financial institutions are paying on a 48 month certificate of deposit. The Board of Directors and management of our Company will continue to focus their efforts on enhancing the value of your investment while providing enjoyable banking relationships to our customers. It is what we do best and always strive to do even better.

     I am grateful for your contributions to our success and for the confidence you have demonstrated in our Company by becoming an investor. I will also express my sincere thanks at this time to our loyal customers, our Board of Directors, our Advisory Board Members, and our dedicated employees who work so hard to ensure that our customers always "ENJOY BANKING" with us.

                                                  Very truly yours,

                                                  /s/ Jack W. Gibson

                                                  Jack W. Gibson
                                                  President

2002 Annual Report                                                             3

[LOGO OF HAMPTON ROADS BANKSHARES]

FINANCIAL HIGHLIGHTS
YEARS ENDED DECEMBER 31,

(Dollars in thousands except per share data)        2002            2001            2000            1999            1998
----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
   Interest income                              $     17,344    $     16,557    $     15,842    $     14,317    $     13,284
   Interest expense                                    5,413           6,087           5,661           5,092           4,759
----------------------------------------------------------------------------------------------------------------------------
   Net interest income                                11,931          10,470          10,181           9,225           8,525
   Provision for loan losses                           1,100             334             390             437             327
   Noninterest income                                  3,371           2,499           2,320           2,145           1,727
   Noninterest expense                                 9,207           7,893           7,402           6,553           5,948
----------------------------------------------------------------------------------------------------------------------------
   Income before provision for
    income taxes                                       4,995           4,742           4,709           4,380           3,977
   Provision for income taxes                          1,697           1,612           1,601           1,446           1,248
----------------------------------------------------------------------------------------------------------------------------
   Net income                                   $      3,298    $      3,130    $      3,108    $      2,934    $      2,729
=============================================================================================================================
PER SHARE DATA
   Basic earnings                               $       0.43    $       0.42    $       0.41    $       0.39    $       0.37
   Diluted earnings                                     0.42            0.41            0.40            0.38            0.35
   Book value                                           5.07            4.74            4.56            4.13            4.01
   Basic weighted average
    shares outstanding                             7,606,446       7,509,793       7,491,178       7,461,964       7,315,073
   Diluted weighted average
    shares outstanding                             7,782,466       7,698,777       7,765,987       7,766,533       7,781,349
   Shares outstanding at year-end                  7,707,744       7,518,066       7,496,426       7,472,627       7,415,352
   Cash dividends declared                      $       0.27    $       0.26    $       0.25    $       0.16    $       0.15
   Dividend payout ratio                               63.10%          62.09%          60.31%          40.75%          40.76%

YEAR-END BALANCES
   Assets                                       $    298,714    $    240,080    $    204,209    $    190,078    $    183,356
   Overnight funds sold                               33,105          18,721           4,718           8,098          11,382
   Loans                                             203,184         189,142         157,213         141,480         124,719
   Investment securities                              45,055          13,904          22,188          22,432          29,252
   Deposits                                          243,874         198,515         167,434         155,826         151,132
   Shareholders' equity                               39,111          35,623          34,209          30,878          29,751

AVERAGE BALANCES
   Assets                                       $    265,532    $    217,215    $    195,280    $    184,984    $    163,283
   Overnight funds sold                               10,517          12,320           4,195          11,172          11,437
   Loans                                             194,503         168,912         150,546         132,526         119,433
   Investment securities                              41,574          18,521          22,226          24,209          17,374
   Deposits                                          218,387         179,709         159,522         151,753         133,676
   Shareholders' equity                               36,499          34,057          32,607          30,284          27,276

RATIOS
   Return on average assets                             1.24%           1.44%           1.59%           1.59%           1.67%
   Return on average equity                             9.04%           9.19%           9.53%           9.69%          10.01%
   Year-end shareholders' equity to
    total assets                                       13.09%          14.84%          16.75%          16.24%          16.23%
   Loan loss allowance to year-end
    loans                                               1.40%           1.12%           1.25%           1.31%           1.51%
   Net interest margin                                  4.84%           5.24%           5.75%           5.49%           5.75%
----------------------------------------------------------------------------------------------------------------------------

4                                                 Hampton Roads Bankshares, Inc.

                                                                            HMPR

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION AND FINANCIAL OVERVIEW

     The following discussion provides information about the important factors affecting the consolidated results of operations, financial condition, capital resources and liquidity of Hampton Roads Bankshares, Inc. and its subsidiary (the "Company"). In addition to identifying trends and material changes that occurred during the reporting periods, the report depicts the consistent success achieved by the organization. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto, appearing elsewhere in the report.

     On December 31, 2002, the Company celebrated its fifteenth year of record earnings and outstanding growth. Net income for 2002 totaled a record $3.30 million, a 5.36% increase over 2001 earnings of $3.13 million; net income for 2001 increased 0.73% over 2000 earnings of $3.11 million. Earnings per share has steadily increased in conjunction with the Company's record earnings performance. Diluted earnings per share for the years 2002, 2001 and 2000 were $0.42, $0.41 and $0.40, respectively. The Company declared a $0.27 per share dividend payable in March 2003, which compares favorably to the $0.26 and $0.25 per share dividends respectively paid in 2001 and 2000. For each of the last three years, the Company has shared more than 60% of its year-end net income with shareholders in the form of a dividend.

     Return on average assets of 1.24% for 2002, as compared to 1.44% for 2001 and 1.59% for 2000, reflected the impact of the narrowing margins caused by the dominant low interest rate environment. Return on average equity declined slightly to 9.04% in 2002 from 9.19% in 2001 and 9.53% in 2000. The decrease in this ratio, despite the increase in net income, was caused mostly by the timing of the annual dividend declaration and the issuance of new shares, which resulted in increases to common stock and contributed capital. Comprehensive income from the unrealized gain on available-for-sale securities during 2002 also increased shareholders' equity, thereby contributing to the decrease in the return on average equity ratio. The Company maintained its well-capitalized position with a total risk-based capital ratio of 18.46% as of December 31, 2002, compared to 18.95% as of December 31, 2001, and 21.73% as of December 31, 2000.

     Management attributes the Company's continued success in 2002 to a number of favorable factors, including:

..    A growing retail branch network, which continues to expand into growing markets to accommodate new customers as well as provide additional convenience to the Company's existing customer base.
..    The increased media advertising campaign, which attracted many new customers to the Company.
..    The mergers and acquisitions of some of the Company's most respected local competitors.

NET INCOME
(dollars in thousands)

[GRAPHIC APPEARS HERE]

DILUTED EARNINGS PER SHARE

[GRAPHIC APPEARS HERE]

DIVIDENDS PER SHARE

[GRAPHIC APPEARS HERE]

2002 Annual Report                                                             5

[LOGO OF HAMPTON ROADS BANKSHARES]

..    The efforts of experienced branch personnel in soliciting new business, especially that of customers affected by the aforementioned mergers and acquisitions.
..    An ongoing commitment to community support.
..    The ability to take advantage of the opportunities available to the banking industry in the form of new technology, which provides customers with more convenient products and services.
..    The friendly, helpful, and courteous service extended to all of the
     Company's customers, which facilitates customer referrals and recommendations.

RESULTS OF OPERATIONS

NET INTEREST INCOME

     Net interest income, the principal source of income for the Company, represents interest and fees earned from lending and investment activities less the interest paid to fund these activities. The following influences may significantly impact net interest income and net interest margin:

..    The level of noninterest bearing liabilities available to support earning assets.
..    The level of non-performing assets.
..    Variations in the volume and mix of interest earning assets and interest bearing liabilities, and their relative sensitivity to interest rate movements.

     Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

     During 2002, the Federal Reserve cut the federal funds rate by 50 basis points, down to 1.25%, and by 475 basis points in 2001. The rapid rate decline tempered our net interest income and net interest margin as the Company's interest sensitive assets repriced slightly faster than its interest sensitive liabilities. Even so, the strong loan demand generated by the low interest rate environment led to an increase in overall loan volume and sustained the Company's earnings.

     Net interest income for 2002 was $11.93 million, a $1.46 million, or 13.94%, increase over 2001. Net interest income for 2001 of $10.47 million increased $0.29 million, or 2.85%, over 2000. Increases in net interest income, for both years, were primarily attributable to the growth in average interest earning assets experienced during the respective time periods, which more than offset the reduced net interest margin.

     Net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of effectiveness in generating income from earning assets. The Company's net interest margin, including loan fees, was 4.84% in 2002, as compared to 5.24% in 2001, and 5.75% in 2000. The average net interest margin for the Company's peer group during 2002 was 4.54%, indicating continued strength in the Company's balance sheet and ability to manage its interest earning assets.

     Average investment securities and average overnight funds sold, both lower interest earning assets, accounted for 15.66% and 3.96% of average assets in 2002, 8.53% and 5.67% in 2001, and 11.38% and 2.15% in 2000. Average loans, a higher interest earning asset, accounted for 73.25% of average assets in 2002, 77.76% in 2001, and 77.09% in 2000.

     Interest on loans, including loan fees, increased $0.33 million from 2001 to 2002. This increase was largely attributable to the $25.59 million increase in the average loan balance from 2001 to 2002, offset by a 100 basis point decrease in the average interest rate. The average loan balance increased $18.37 million from 2000 to 2001. Because of the efforts of experienced branch personnel, the strength of the advertising campaign, and the lower interest rate environment, loan demand increased significantly in 2001 and 2002. As a result of the substantial interest rate cuts over the last two years, along with a change in the composition of the Company's loan portfolio, the average yield produced by loans decreased to 7.91% in 2002, as compared to 8.91% in 2001, and 9.50% in 2000. As of December 31, 2002, approximately 40.56% of the loan portfolio consisted of floating rate loans, up from 36.11% and 29.16% as of December 31, 2001 and 2000, respectively.

     Interest on investment securities increased $0.69 million from 2001 to 2002. The average investment portfolio increased $23.05 million from 2001 to 2002. The declining interest rate environment caused a decrease in the average yield from 5.90% in 2001 to 4.28% in 2002, as higher yielding securities continued to mature or be called and replaced with securities earning lower interest rates as dictated by the market. Interest on investment securities decreased $0.18 million from 2000 to 2001 as a result of the $3.71 million decrease in the average investment portfolio from 2000 to 2001 netted against the slight increase in the average yield from 5.73% in 2000 to 5.90% in 2001.

6                                                 Hampton Roads Bankshares, Inc.

                                                                            HMPR

     The Company's interest expense decreased by $0.67 million from 2001 to 2002 despite the increase of $36.06 million in average interest bearing liabilities from 2001 to 2002. The decrease in expense can be explained by the decline in overall rates paid on liabilities of 3.10% in 2002 compared to 4.39% in 2001. Interest expense in 2001 increased by $0.43 million over 2000 due to an increase of $17.45 million in average interest bearing liabilities, despite a decrease in overall rates paid on liabilities from 4.67% in 2000.

TABLE 1: AVERAGE BALANCE SHEET AND NET INTEREST MARGIN ANALYSIS

                                                           2002                                    2001
--------------------------------------------------------------------------------------------------------------------------
                                                         INTEREST       AVERAGE                   Interest       Average
                                            AVERAGE       INCOME/        YIELD/       Average     Income/         Yield/
(In thousands)                              BALANCE       EXPENSE        RATE         Balance     Expense         Rate
--------------------------------------------------------------------------------------------------------------------------
ASSETS
   Interest earning assets
     Loans                                 $ 194,503     $  15,387          7.91%    $ 168,912   $  15,053        8.91%
     Investment securities                    41,574         1,780          4.28%       18,521       1,092        5.90%
     Overnight funds sold                     10,517           177          1.68%       12,320         412        3.34%
----------------------------------------------------------------------------------------------------------------------
       Total interest earning assets         246,594        17,344          7.03%      199,753      16,557        8.29%

   Noninterest earning assets
     Cash and due from banks                   8,806                                     7,005
     Premises and equipment                    8,353                                     8,513
     Other assets                              4,001                                     4,043
     Less: Allowance for loan losses          (2,222)                                   (2,099)
----------------------------------------------------------------------------------------------------------------------
       Total assets                        $ 265,532                                 $ 217,215
======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
   Interest bearing liabilities
     Interest bearing demand deposits      $  47,299     $     577          1.22%    $  34,773   $     792        2.28%
     Savings deposits                         10,908           103          0.94%       10,147         159        1.57%
     Time deposits                           108,940         4,460          4.09%       93,562       5,132        5.49%
     Other borrowings                          7,478           273          3.65%           85           4        4.71%
----------------------------------------------------------------------------------------------------------------------
       Total interest bearing liabilities    174,625         5,413          3.10%      138,567       6,087        4.39%

   Noninterest bearing liabilities
     Demand deposits                          51,240                                    41,227
     Other liabilities                         3,168                                     3,364
   Shareholders' equity                       36,499                                    34,057
----------------------------------------------------------------------------------------------------------------------
       Total liabilities and
        shareholders' equity               $ 265,532                                 $ 217,215
======================================================================================================================
       Net interest income                               $  11,931                               $  10,470
======================================================================================================================
       Net interest spread                                                  3.93%                                 3.90%
======================================================================================================================
       Net interest margin                                                  4.84%                                 5.24%
======================================================================================================================

                                                         2000
----------------------------------------------------------------------------
                                                       Interest      Average
                                            Average     Income/       Yield/
(In thousands)                              Balance     Expense       Rate
----------------------------------------------------------------------------
ASSETS
   Interest earning assets
     Loans                                 $ 150,546   $  14,298        9.50%
     Investment securities                    22,226       1,274        5.73%
     Overnight funds sold                      4,195         270        6.44%
----------------------------------------------------------------------------
       Total interest earning assets         176,967      15,842        8.95%

   Noninterest earning assets
     Cash and due from banks                   7,193
     Premises and equipment                    8,765
     Other assets                              4,286
     Less: Allowance for loan losses          (1,931)
----------------------------------------------------------------------------
       Total assets                        $ 195,280
============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
   Interest bearing liabilities
     Interest bearing demand deposits      $  31,645   $     952        3.01%
     Savings deposits                         10,198         252        2.47%
     Time deposits                            79,208       4,453        5.62%
     Other borrowings                             62           4        6.45%
----------------------------------------------------------------------------
       Total interest bearing liabilities    121,113       5,661        4.67%

   Noninterest bearing liabilities
     Demand deposits                          38,471
     Other liabilities                         3,089
   Shareholders' equity                       32,607
----------------------------------------------------------------------------
       Total liabilities and
        shareholders' equity               $ 195,280
============================================================================
       Net interest income                             $  10,181
============================================================================
       Net interest spread                                              4.28%
============================================================================
       Net interest margin                                              5.75%
============================================================================

Note: Interest income from loans included fees of $618,530 in 2002, $433,178 in 2001 and $426,555 in 2000. Nonaccrual loans are not material and are included in loans above.

TABLE 2:  EFFECT OF CHANGES IN RATE AND VOLUME ON NET INTEREST MARGIN

                                          2002 COMPARED TO 2001           2001 Compared to 2000          2000 Compared to 1999
-----------------------------------------------------------------------------------------------------------------------------------
                                       INTEREST       VARIANCE         Interest        Variance        Interest        Variance
                                       INCOME/     ATTRIBUTABLE TO     Income/     Attributable to     Income/     Attributable to
                                       EXPENSE   ------------------    Expense    -----------------    Expense    -----------------
(In thousands)                         VARIANCE    RATE     VOLUME     Variance    Rate     Volume     Variance    Rate     Volume
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST EARNING ASSETS
   Loans                              $     334  $   (957)  $ 1,291   $     755   $  (772)  $ 1,527   $   1,936   $   228   $ 1,708
   Investment securities                    688      (194)      882        (182)       37      (219)       (129)      (15)     (114)
   Overnight funds sold                    (235)     (182)      (53)        142       (47)      189        (282)      263      (545)
-----------------------------------------------------------------------------------------------------------------------------------
      Total interest earning assets   $     787  $ (1,333)  $ 2,120   $     715   $  (782)  $ 1,497   $   1,525   $   476   $ 1,049
===================================================================================================================================
INTEREST BEARING LIABILITIES
   Deposits                           $    (943) $ (3,043)  $ 2,100   $     426   $  (305)  $   731   $     565   $   326   $   239
   Other borrowings                         269        (1)      270          --        (1)        1           4         2         2
-----------------------------------------------------------------------------------------------------------------------------------
      Total interest bearing
       liabilities                         (674)   (3,044)    2,370         426      (306)      732         569       328       241
===================================================================================================================================
   Net interest income                $   1,461  $  1,711   $  (250)  $     289   $  (476)  $   765   $     956   $   148   $   808
===================================================================================================================================

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute dollar amounts of the change in each.

2002 Annual Report                                                             7

[LOGO OF HAMPTON ROADS BANKSHARES]

Noninterest Income And Expense

     Noninterest income is comprised of service charges on deposit accounts, ATM surcharge fees, gain on sale of investment securities, and other service charges and fees. As shown in Table 3, the Company reported an increase in total noninterest income of 34.89%, 7.72% and 8.16% in 2002, 2001 and 2000, respectively. Service charges on deposit accounts, the Company's primary source of noninterest income, increased 4.56% in 2002, 8.05% in 2001 and 9.86% in 2000. This increase was attributable to the increase in the number of deposit accounts due to our expanded branch network and our continued marketing efforts, along with an increase in fees during the first quarter of 2001. Another significant component of noninterest income is ATM surcharge income, which increased by 5.17% in 2002, 1.31% in 2001 and 10.63% in 2000. These increases were the result of the expansion of our ATM network through the three branch openings in 1999, one branch opening in 2001, and a higher volume of foreign (non-Bank of Hampton Roads customer) ATM transactions. Other bank service charges and fees, which includes late charges, wire fees, warehouse loan fees, credit card fees, ATM network fees, VISA Check Card revenue, safe deposit box rentals, dividend income and lease rental income increased 25.82%, 9.35% and 3.15% in 2002, 2001 and 2000, respectively. These increases can specifically be attributed to increases in the ATM network fees, wire fees, warehouse loan fees and late charge categories. Additionally, the Company's VISA Check Card introduced during April 2001, generated approximately $84,000 and $32,000 in fee income in 2002 and 2001, respectively. In order to take advantage of the current market and available gains in the investment portfolio, the Company sold an investment security with an amortized cost of $7,604,301 and, as a result, a gain of $619,449 was recognized in the fourth quarter of 2002. The overall increase in noninterest income is in line with the Company's objective of increasing the share of income from noninterest sources to reduce its traditional dependence on the net interest margin.

TABLE 3:  NONINTEREST INCOME

                                                                           2002 COMPARED        2001 Compared
December 31,                                                                  TO 2001              to 2000
---------------------------------------------------------------------------------------------------------------
(In thousands)                              2002      2001      2000     AMOUNT   PERCENT     Amount    Percent
---------------------------------------------------------------------------------------------------------------
Service charges on deposit accounts       $  1,698  $  1,624  $  1,503  $     74      4.56%  $    121      8.05%
ATM surcharge fees                             244       232       229        12      5.17%         3      1.31%
Gain on sale of investment securities          619        --        --       619    100.00%        --         0%
Other service charges and fees                 810       643       588       167     25.97%        55      9.35%
---------------------------------------------------------------------------------------------------------------
   Total noninterest income               $  3,371  $  2,499  $  2,320  $    872     34.89%  $    179      7.72%
===============================================================================================================

     Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. As shown in Table 4, total noninterest expense increased 16.65% in 2002, 6.63% in 2001 and 12.96% in 2000. This
increase has been fueled by the realization of the Company's expansion plans. In September 2002, the Company relocated its MacArthur Center office to a more easily accessible location in downtown Norfolk. In October 2001, the Company opened its Pembroke office. During 1999, the Company opened three new offices - Great Neck, Little Creek and Moyock. Costs relating to the expansion and costs associated with handling our substantial asset and liability growth resulted in increases to almost every component of noninterest expense. The new branch facilities and their related staff as well as the additional staff added to handle our tremendous growth contributed to a 8.38%, 5.19% and 8.38% increase in occupancy expense and a 16.61%, 7.86% and 14.26% increase to salaries and benefits in 2002, 2001 and 2000, respectively.

TABLE 4:  NONINTEREST EXPENSE

                                                                       2002 COMPARED         2001 Compared
December 31,                                                              TO 2001                to 2000
--------------------------------------------------------------------------------------------------------------
(In thousands)                          2002     2001      2000      AMOUNT     PERCENT     Amount     Percent
--------------------------------------------------------------------------------------------------------------
Salaries and benefits                 $  5,280  $  4,528  $  4,198  $    752      16.61%   $    330       7.86%
Occupancy                                  944       871       828        73       8.38%         43       5.19%
Data processing                            411       382       285        29       7.59%         97      34.04%
Directors' and advisory board fees         220       222       228        (2)     (0.90%)        (6)     (2.63%)
Bank franchise tax                         244       225       194        19       8.44%         31      15.98%
Telephone and postage                      317       253       286        64      25.30%        (33)    (11.54%)
ATM and VISA Check Card expense            289       242       209        47      19.42%         33      15.79%
Advertising and marketing                  355       191       158       164      85.86%         33      20.89%
Other                                    1,147       979     1,016       168      17.16%        (37)     (3.64%)
--------------------------------------------------------------------------------------------------------------
   Total noninterest expense          $  9,207  $  7,893  $  7,402  $  1,314      16.65%   $    491       6.63%
==============================================================================================================

8                                                 Hampton Roads Bankshares, Inc.

                                                                            HMPR

     The Company invested in a new state of the art data processing system in late 1999, which enhanced the overall efficiency of the Company and enabled the Company to offer its customers the latest banking features, convenience and products. The products that were launched during 2000 include 24 hour TeleBanc and check imaging. The costs associated with these upgrades caused the 7.59%, 34.04% and 16.33% increase to data processing expense in 2002, 2001 and 2000, respectively. Likewise, our check imaging service has cut down on our postage costs, contributing to the decline in telephone and postage expense of 11.54% in 2001. However, due to the increase in postage rates, along with the increase in the number of our deposit and loan accounts and the additional phone lines needed for the Pembroke office, telephone and postage expense increased 25.30% in 2002.

     Consistent with the increase in ATM and VISA Check Card revenue, ATM and VISA Check Card expense increased 19.42% in 2002, 15.79% in 2001 and 14.84% in 2000. These increases were the result of our expanded ATM network along with an increase in ATM transactions as well as the increase in processing costs associated with the implementation of our VISA Check Cards in April 2002.

     In 2002, the Company invested in an extensive multimedia advertising campaign utilizing billboards, television, radio and newspaper to promote and reinforce its presence throughout Southside Hampton Roads which contributed to the 85.86% increase in advertising and marketing expense in 2002. The introduction of the campaign coincided with the completion of the acquisitions by larger institutions of three of the Company's most respected competitors. The message of the campaign, "ENJOY BANKING," promoted the Company's friendly operating philosophy. In addition to the multimedia advertising campaign, the Company was a major sponsor of two of the area's most prominent sports teams -- the Norfolk Tides and the Norfolk Admirals.

     The Company continues to take an active role in the communities in which it operates by utilizing its marketing dollars to support a wide range of events and organizations. The Company's Community Assistance Program, established in 1998 to support charities and worthwhile causes throughout Hampton Roads, donated nearly $100,000 to the community in 2002. To help fund the Community Assistance Account, the Company hosts an annual golf tournament to entertain customers while raising funds for charity. In 2002, the tournament raised $47,000, which the Company matched dollar for dollar for a total of $94,000. With the help of its Advisory Boards, the Company allocates these funds to worthwhile causes, while enhancing the presence of the Bank of Hampton Roads (the "Bank").

FINANCIAL CONDITION

[GRAPHIC APPEARS HERE]

AVERAGE ASSETS
(dollars in millions)

Assets

     Total average assets, a benchmark used by banks when comparing size, is the strongest indicator of our continuous growth over the past fifteen years. Average assets increased by $48.32 million, or 22.24%, to a new high of $265.53 million in 2002. Total assets at year-end 2002 were $298.71 million, an increase of $58.63 million, or 24.42%, over December 31, 2001 total assets of $240.08 million. This significant growth is attributable to the increase in deposits attained during 2002, which the Company utilized in funding the growth in its interest earning assets. The 2002 average loan portfolio increased $25.59 million over the 2001 average.

Loans

     As a community bank, the Company has a primary objective of meeting the business and consumer credit needs within its market where standards of profitability, client relationships and credit quality can be met. As shown in Table 5, the overall loan portfolio grew $14.04 million or 7.42% from year-end 2001 to year-end 2002. This is a continuation of the growth experienced from year-end 2000 to year-end 2001 of $31.93 million or 20.31%. The tremendous growth experienced during the past two years was achieved not only by the high loan demand generated by the low interest rate environment, but also by the efforts of the Company's officers to develop new loan relationships combined with the support of existing customers. The recent bank consolidations and acquisitions also contributed to loan growth as customers still value the personal service and attention traditionally offered by a community bank.

2002 Annual Report                                                             9

[LOGO OF HAMPTON ROADS BANKSHARES]

TABLE 5:  LOANS BY CLASSIFICATION

December 31,                                          2002                     2001                     2000
---------------------------------------------------------------------------------------------------------------------
(In thousands)                                BALANCE           %       Balance          %       Balance          %
---------------------------------------------------------------------------------------------------------------------
LOAN CLASSIFICATION:
   Commercial                                $   53,843       26.50%  $   48,429       25.60%  $   47,103       29.96%
   Construction                                  35,970       17.70%      28,620       15.13%      23,892       15.20%
   Real estate - commercial mortgage             62,611       30.81%      60,495       31.98%      45,750       29.10%
   Real estate - residential mortgage            28,505       14.03%      32,212       17.04%      23,546       14.98%
   Installment loans to individuals              22,217       10.94%      19,328       10.22%      16,890       10.74%
   Deferred loan fees and related costs              38        0.02%          58        0.03%          32        0.02%
---------------------------------------------------------------------------------------------------------------------
      Total loans                            $  203,184      100.00%  $  189,142      100.00%  $  157,213      100.00%
=====================================================================================================================

     The low interest rate environment prevalent during 2002 encouraged both home building and buying. As a result, the Company's construction loan portfolio increased by 25.68% to $35.97 million from December 31, 2001 to 2002. This growth was mirrored in all other segments of the loan portfolio except residential mortgage real estate loans, which decreased $3.71 million from year-end 2001 to year-end 2002. In December 2001, the Company purchased a 10% interest in the mortgage company, Tidewater Home Funding, LLC. Subsequent to the investment, the Company has referred a portion of its residential real estate business to this affiliate, thereby contributing to the decline in residential mortgages on the Company's own balance sheet. Through its relationship with Tidewater Home Funding, LLC, the Company is able to accommodate homebuyers with a full array of mortgage products and meet all aspects of their real estate financing needs.

     Loan growth will continue to be one of the Company's primary goals for 2003 and beyond. The long-range objective for growth in the loan portfolio will be achieved through continued community involvement, enhancement of the Company's image as a community asset, and management's continued efforts to offer competitively-priced products, while offering high quality, personalized service. Furthermore, to balance the emphasis on loan growth, prudent business practices and stringent internal guidelines will continue to be followed in making lending decisions in order to minimize exposure to loan losses.

     Table 6 sets forth the maturity or period of re-pricing of the Company's loan portfolio as of December 31, 2002. Demand loans as well as loans having no stated schedule of repayments and no stated maturity are reported as due within one year. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due. Since the majority of the Company's loan portfolio is short-term, the Company can re-price its portfolio more frequently to minimize long-term interest rate fluctuations and maintain a steady interest margin.

TABLE 6:  LOAN MATURITIES AND RE-PRICING SCHEDULE

December 31, 2002         Commercial   Construction    R/E Commercial   R/E Residential Installment     Total
(In thousands)               Loans         Loans           Loans             Loans         Loans        Loans
-----------------------------------------------------------------------------------------------------------------
VARIABLE RATE:
   Within 1 year         $     17,185  $     34,074     $     14,071      $    14,643   $    2,436    $    82,409
   1 to 5 years                    --            --               --               --           --             --
   After 5 years                   --            --               --               --           --             --
-----------------------------------------------------------------------------------------------------------------
      Total              $     17,185  $     34,074     $     14,071      $    14,643   $    2,436    $    82,409
=================================================================================================================

FIXED RATE:
   Within 1 year         $     10,230  $        990     $      9,905      $     2,440   $    4,840    $    28,405
   1 to 5 years                24,687           906           37,199           11,057       14,639         88,488
   After 5 years                1,741            --            1,436              365          302          3,844
-----------------------------------------------------------------------------------------------------------------
      Total              $     36,658  $      1,896     $     48,540      $    13,862   $   19,781    $   120,737
=================================================================================================================
      Total maturities   $     53,843  $     35,970     $     62,611      $    28,505   $   22,217    $   203,146
=================================================================================================================

Note: Net of deferred loan fees and related costs of $38 thousand.

10                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

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

     Loans categorized as 90 days or more past due which are deemed collectible and continue to accrue interest decreased during 2002 to $198 thousand as compared to $664 thousand and $507 thousand at year-end 2001 and 2000, respectively. Management diligently monitors these loans. As of December 31, 2002, collection of all outstanding loan balances along with the related interest on these loans is expected.

     Nonaccrual loans were $78 thousand at December 31, 2002 compared to $13 thousand and $187 thousand at December 31, 2001 and 2000, respectively. Nonaccrual loans represented only .04%, .01% and .12% of total loans at year-end 2002, 2001 and 2000, respectively.

     Real estate acquired by the Company in settlement of loans totaled $458 thousand at December 31, 2002; the category consisted of one commercial property and one residential property. Real estate acquired in settlement of loans totaled $562 thousand and $1.10 million as of December 31, 2001 and 2000, respectively. Management is actively marketing the sale of these properties and does not anticipate any material losses to occur upon disposition.

     The Company continues to enjoy the same high asset quality as in the past, although, as the loan portfolio continues to grow and the economy remains unstable, the possibility of losses can occur. In spite of the difficult economy, the Company continues to focus on relationship-based lending, aggressive collection strategies, and a proactive approach to managing overall credit risk.

Allowance for Loan Losses

     The Company's policy is to maintain the allowance for loan losses at a level which is considered sufficient to absorb known and inherent losses in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including management's evaluation of the size and current risk characteristics of the loan portfolio. In addition, management considers general economic conditions, trends within our peer group, actual and expected credit losses, historical trends and the specific condition of individual borrowers.

     As seen in Table 7, on December 31, 2002, 2001 and 2000, the allowance for loan losses was $2.84 million, $2.12 million and $1.97 million, and represented 1.40%, 1.12% and 1.25% of year-end loans, respectively. Net charge-offs of $378 thousand in 2002 increased from $182 thousand in 2001 and $274 thousand in 2000.

     The increase in the provision for loan losses as of December 31, 2002 was based on management's assessment of the loan portfolio and the still faltering local economy, the increase in net charge-offs, the growth experienced in the loan portfolio, and the change in the portfolio mix to higher exposure loans. In addition, management refined the loan loss reserve methodology during the fourth quarter of 2002, which together with the growth in loan balances and classified loans resulted in a fourth quarter provision of $731,000.

     Management bases the level of the loan loss reserves on actual loss experience or peer group loss factors. These factors are adjusted by certain qualitative factors including levels of and trends in delinquencies, non-accrual loans, national and local economic trends and conditions, and concentrations of loans exhibiting similar risk profiles in the portfolio.

     During the fourth quarter of 2002, the loan loss analysis was refined as follows: The importance of qualitative factors in the analysis was re-evaluated due primarily to declining economic conditions in our market area and the increase in charge-offs as a percentage of total loans compared to prior years. In addition, the Company had an increase in charge-off in the fourth quarter of 2002. Qualitative adjustments to the economic factors increased 20 basis points under the revised analysis.

     As part of the loan loss reserve methodology, loans are categorized into one of six pools of loans: commercial, construction, commercial real estate, residential real estate, consumer installment, and credit cards.

2002 Annual Report                                                            11

[LOGO OF HAMPTON ROADS BANKSHARES]

     Peer group annual loss factors are applied to all pools and are adjusted by the qualitative factors mentioned above. The loss factors resulting from this analysis are applied to each of the loan pools to determine a reserve level for each of the six pools of loans.

     In addition, management individually assigns loss factors to all loans that have been identified by management as having loss attributes, as indicated by the deterioration in the financial condition of the individual borrower. Loss factors on classified loans are applied as follows: a 5% loss factor to all special mention loans, a 10% loss factor to all substandard loans, and a 50% loss factor to doubtful loans.

     At present, management believes that the allowance for loan losses is adequate. However, the allowance is subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies.

TABLE 7: ALLOWANCE FOR LOAN LOSSES ANALYSIS

December 31,
(In thousands)                                            2002          2001          2000
---------------------------------------------------------------------------------------------
ROLLFORWARD OF ALLOWANCE FOR LOAN LOSSES
   Balance at beginning of year                        $    2,121    $    1,969    $    1,853
   Charge-offs:
     Commercial                                              (219)         (185)         (261)
     Construction                                              --            --            --
     Real estate - commercial mortgage                         --            --            --
     Real estate - residential mortgage                        --            --            --
     Installment loans to individuals                        (215)          (30)          (28)
---------------------------------------------------------------------------------------------
        Total charge-offs                                    (434)         (215)         (289)

   Recoveries:
     Commercial                                                28            30             5
     Construction                                              --            --            --
     Real estate - commercial mortgage                         --            --            --
     Real estate - residential mortgage                        --            --            --
     Installment loans to individuals                          28             3            10
---------------------------------------------------------------------------------------------
        Total recoveries                                       56            33            15

   Net charge-offs                                           (378)         (182)         (274)
   Provision for loan losses                                1,100           334           390
---------------------------------------------------------------------------------------------
   Balance at end of year                              $    2,843    $    2,121    $    1,969
=============================================================================================
   Allowance for loan losses to year-end loans               1.40%         1.12%         1.25%
=============================================================================================
   Ratio of net charge-offs to average loans                 0.19%         0.11%         0.18%
=============================================================================================

Investment Securities and Overnight Funds Sold

     The Company's investment portfolio consists of U.S. agency and mortgage backed securities. At year-end 2002, the total amortized cost of investment securities held by the Company was $42.83 million, increasing from the $13.27 million at year-end 2001. This growth was the result of investment purchases made during 2002 to utilize funds created by the rapid growth in total deposits. The total amortized cost of investment securities on December 31, 2000 was $21.56 million. On December 31, 2002, investment securities classified as held-to-maturity with an amortized cost of $50.44 million were transferred to the available-for-sale classification in order to provide more flexibility in managing the interest-rate risk in the investment security portfolio. These investment securities had gross unrealized gains of $907 thousand, and accumulated other comprehensive income of $599 thousand, net of taxes of $308 thousand, as of December 31, 2002. Also, on December 31, 2002, an investment security with an amortized cost of $7.60 million was sold, and a gain of $619 thousand was recognized in the fourth quarter of 2002. As a result of the transfer, the Company will be unable to classify investment securities as held-to-maturity in the foreseeable future.

12                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

     Federal Reserve Bank stock increased to $631 thousand at year-end 2002 from $630 thousand and $626 thousand at years ended 2001 and 2000, respectively. In February 2002, the Company became a member of the Federal Home Loan Bank of Atlanta and was required to purchase $685 thousand in Federal Home Loan Bank stock.

     Table 8 displays the contractual maturities and weighted average yields from investment securities at year-end 2002. Actual maturities will differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

TABLE 8: INVESTMENT MATURITIES AND YIELDS

                                                                     Weighted
December 31, 2002                       Amortized       Market       Average
(In thousands)                            Cost           Value        Yield
------------------------------------------------------------------------------
Maturities:
 U.S. agency securities
   Within 1 year                      $      2,000   $      2,034         5.74%
   After 1 year, but within 5 years         40,812         41,685         3.41%
   After 5 years                                --             --           --
------------------------------------------------------------------------------
      Total U.S. agency securities          42,812         43,719         3.52%
 Mortgage backed securities                     20             20         5.12%
------------------------------------------------------------------------------
      Total investment securities     $     42,832   $     43,739         3.52%
==============================================================================

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

     Overnight funds sold are temporary investments used for daily cash management purposes, as well as management of short-term interest rate opportunities and interest rate risk, and as a result, daily balances vary. Overnight funds are comprised of federal funds sold and high quality money market instruments consisting of short-term debt securities that are U.S. Government issued or guaranteed. The money market instruments offer higher yields than those offered on federal funds sold, without assuming substantial additional risk or loss of overall quality. At December 31, 2002, 56.52%, or $18.71 million, of our overnight funds were invested in the money market instruments compared with 96.15%, or $18.00 million, at December 31, 2001. Federal funds sold were $14.40 million, $0.72 million, and $4.72 million at December 31, 2002, 2001 and 2000, respectively.

Deposits

     Deposits are the most significant source of the Company's funds for use in lending and general business purposes. The Company's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. In 2002, average deposits increased $38.68 million, or 21.52%, to a new high of $218.39 million.

     See Table 9 for a comparison of year-end deposits by classification for the previous three years. Year-end 2002 total deposits grew to $243.87 million as compared to year-end 2001 total deposits of $198.52 million, an increase of 22.85%. The convenience and growth in branch office locations contributed to successful market share gains. In addition, the growth in deposits was further supported by the Company's competitive interest rates on all deposit products, special deposit promotions and product enhancements, and the Company's expansive marketing efforts.

[GRAPHIC APPEARS HERE]

AVERAGE DEPOSITS
(dollars in million)

2002 Annual Report                                                            13

[LOGO OF HAMPTON ROADS BANKSHARES]

TABLE 9: DEPOSITS BY CLASSIFICATION

December 31,                                          2002                     2001                     2000
---------------------------------------------------------------------------------------------------------------------
(In thousands)                                BALANCE           %       Balance          %      Balance           %
---------------------------------------------------------------------------------------------------------------------
DEPOSIT CLASSIFICATIONS:
   Noninterest bearing demand                $   62,668       25.70%  $   45,811       23.08%  $   39,347       23.50%
   Interest bearing demand                       58,408       23.95%      39,512       19.90%      33,984       20.30%
   Savings                                       10,684        4.38%       9,789        4.93%       9,574        5.72%
   Time deposits less than $100,000              70,631       28.96%      68,463       34.49%      64,012       38.23%
   Time deposits $100,000 or more                41,483       17.01%      34,940       17.60%      20,517       12.25%
---------------------------------------------------------------------------------------------------------------------
      Total deposits                         $  243,874      100.00%  $  198,515      100.00%  $  167,434      100.00%
=====================================================================================================================

     The Company will continue funding assets with deposit liability accounts and focus upon core deposit growth as its primary source of liquidity and stability. Core deposits consist of noninterest bearing demand accounts, interest checking accounts, money market accounts, savings accounts and time deposits of less than $100,000. Core deposits totaled $202.39 million, or 82.99% of total deposits, at year-end 2002 compared to $163.58 million, or 82.40% of total deposits, at year-end 2001.

CAPITAL

     Total stockholders' equity increased to $39.11 million at year-end 2002 from $35.62 million at year-end 2001. This increase was due to current year net income, change in unrealized gain on securities available for sale net of taxes, stock option exercises, and stock issued as part of the employee 401(k) plan, net of dividends paid and common stock repurchased.

     The Company and the Bank are subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders' equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses.

     Under regulatory guidelines, Tier I capital and total risk-based capital must be at least 4% and 8%, respectively, of risk adjusted total assets. Additionally, a 4% leverage ratio (Tier I capital divided by average total assets, less intangible assets) must be maintained.

                                                                Minimum
December 31,                   2002       2001       2000     Requirement
-------------------------------------------------------------------------
TIER I CAPITAL
   Consolidated Company       17.21%     17.89%     20.55%         4.00%
   Bank                       15.29%     17.93%     20.55%         4.00%
TOTAL RISK-BASED CAPITAL
   Consolidated Company       18.46%     18.95%     21.73%         8.00%
   Bank                       16.54%     19.01%     21.73%         8.00%
LEVERAGE RATIO
   Consolidated Company       13.37%     15.08%     16.89%         4.00%
   Bank                       11.84%     15.01%     16.89%         4.00%
-----------------------------------------------------------------------

     Under Federal Reserve Bank (FRB) rules, the Company and the Bank were considered "well-capitalized," the highest category of capitalization defined by the regulators, as of December 31, 2002. Management believes that a strong capital position is necessary to take advantage of attractive growth and investment opportunities.

     In December 2001, the Company implemented a Stock Repurchase Program, where the Company offered to buy back up to 375,000 shares of its common stock at a price of $8.00 per share during the time frame of December 17, 2001 to February 14, 2002, the expiration date. Upon expiration of the program, 64,918 shares were repurchased by the Company at a total price of $519,340.

     In January 2003, the Company repurchased 42,224 shares of its common stock in a privately negotiated transaction at a price of $9.50.

     On January 14, 2003, management declared a $0.27 per share dividend payable March 15, 2003, to shareholders of record on February 15, 2003. The total dividend declared was estimated at $2,093,994 for 2003. On February 26, 2002, management declared a $0.26 per share dividend payable April 15, 2002 to shareholders of record on March 15, 2002. The

14                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

total dividend declared in 2002 was $1,946,593. On January 9, 2001, management declared a $0.25 per share dividend payable March 15, 2001 to shareholders of record on February 15, 2001. The total dividend declared was $1,876,571 for 2001.

     Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The amount of dividends the Bank may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. At December 31, 2002, the amount available was approximately $2.5 million. Loans and advances are limited to 10 percent of the Bank's capital stock and surplus. As of December 31, 2002, funds available for loans or advances by the Bank to the Company amounted to $2.1 million.

LIQUIDITY

     A key goal of asset/liability management is to maintain an adequate degree of liquidity without impairing long-term earnings. Liquidity represents the Company's ability to provide adequate funding sources for loan growth or deposit withdrawals. Short-term liquidity is primarily provided by access to the federal funds market through established correspondent banking relationships. Funds can also be obtained through the Bank's borrowing privileges at the Federal Reserve, and as of February 2002, with the Federal Home Loan Bank of Atlanta. Additional liquidity is available through loan repayments and maturities of the Company's investment portfolio. The Company maintains a very liquid portfolio of both assets and liabilities and attempts to mitigate the risk inherent in changing rates in this manner. At December 31, 2002, cash, overnight funds sold, and investment securities and loans maturing or re-pricing within one year were $163.81 million or 54.84% of total assets. Management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' credit needs.

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

     The primary goal of the Company's asset/liability management strategy is to maximize its net interest income over time while keeping interest rate risk exposure within levels established by the Company's management. The Company's ability to manage its interest rate risk depends generally on the Company's ability to match the maturities and re-pricing characteristics of its assets and liabilities while taking into account the separate goals of maintaining asset quality and liquidity and achieving the desired level of net interest income. The principal variables that affect the Company's management of its interest rate risk include the Company's existing interest rate gap position, management's assessment of future interest rates, and the withdrawal of liabilities over time.

     The Company's primary technique for managing its interest rate risk exposure is the management of the Company's interest sensitivity gap. The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. At December 31, 2002, the Company's one year "positive gap" (interest earning assets maturing or re-pricing within a period exceed interest bearing liabilities maturing or re-pricing within the same period) was approximately $4.87 million, or 1.63% of total assets. Thus, during periods of rising interest rates, this implies that the Company's net interest income would be positively affected because the yield of the Company's interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur.

2002 Annual Report                                                            15

[LOGO OF HAMPTON ROADS BANKSHARES]

     Table 10 sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2002 that are subject to re-pricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

TABLE 10:  INTEREST RATE SENSITIVITY

December 31, 2002                                          91 Days -                               Over
(in thousands)                                1 - 90 Days   1 Year     1 - 3 Years  3 - 5 Years   5 Years      Total
-----------------------------------------------------------------------------------------------------------------------
INTEREST EARNING ASSETS
   Loans                                      $    89,384  $   21,468  $    38,955  $    49,533  $    3,844  $  203,184
   Investment securities                           10,379       1,534       20,752       11,054       1,336      45,055
   Overnight funds sold                            33,105          --           --           --          --      33,105
-----------------------------------------------------------------------------------------------------------------------
      Total                                   $   132,868  $   23,002  $    59,707  $    60,587  $    5,180  $  281,344
      Cumulative totals                       $   132,868  $  155,870  $   215,577  $   276,164  $  281,344

INTEREST BEARING LIABILITIES
   Interest checking                          $    18,071  $       --  $        --  $        --  $       --  $   18,071
   Money market                                    40,337          --           --           --          --      40,337
   Savings                                         10,684          --           --           --          --      10,684
   Time deposits                                   39,209      34,707       21,709       16,484           5     112,114
   FHLB borrowings                                     --       5,000        5,000           --          --      10,000
   Other borrowings                                 2,993          --           --           --          --       2,993
-----------------------------------------------------------------------------------------------------------------------
      Total                                   $   111,294  $   39,707  $    26,709  $    16,484  $        5  $  194,199
      Cumulative totals                       $   111,294  $  151,001  $   177,710  $   194,194  $  194,199
-----------------------------------------------------------------------------------------------------------------------
      Interest sensitivity gap                $    21,574  $  (16,705) $    32,998  $    44,103  $    5,175  $   87,145
      Cumulative interest sensitivity gap     $    21,574  $    4,869  $    37,867  $    81,970  $   87,145
      Cumulative interest sensitivity gap
       as a percentage of total assets               7.22%       1.63%       12.68%       27.44%      29.17%

CRITICAL ACCOUNTING POLICIES

     Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company's single most critical accounting policy relates to the Company's allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company's borrowers to make required loan payments. If the financial condition of the Company's borrowers were to deteriorate, resulting in an impairment of their ability to make payments, the Company's estimates would be updated, and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in the discussion on "Allowance for Loan Losses" on pages 11 and 24 herein.

NEW ACCOUNTING PRONOUNCEMENTS

     In April 2002, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The provisions of this statement related to the rescission of SFAS No. 4 were effective for fiscal years beginning after May 15, 2002. These provisions had no impact on the Company's financial statements.

     In July 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9, which provides interpretative guidance on the application of the purchase method to acquisitions of financial institutions. The provisions of SFAS No. 147 were effective October 1, 2002. This statement had no impact on the Company's financial statements.

16                                              Hampton Roads Bankshares, Inc.

                                                                            HMPR

     SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, was issued in December 2002. It amends SFAS No. 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amended Accounting Principles Board ("APB") Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. As permitted by SFAS No. 123 and 148, the Company has chosen to continue to follow APB Opinion No. 25, Accounting for Stock Issued Employees, and as such, does not affect the Company at the present time. See
Note 11 for further discussion.

     In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantors, including Indirect Guarantees of Indebtedness of Others: an Interpretation of FASB Statements No. 5, 57, and 107 and recission of FASB Interpretation No. 34. Under FIN 45, a liability must be recognized at the inception of certain guarantees whether or not payment is probable. When the guarantor has assumed a "stand-ready" obligation, the fair value of the guarantee must be recorded as a liability. This interpretation was effective at December 31, 2002. This statement had no impact on the Company's financial statements.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities: an interpretation of ARB No. 51. This interpretation addresses the issue of consolidation of variable interest entities, which were previously commonly referred to as special-purpose entities ("SPEs"). Generally, in a variable interest entity, the equity investment at risk is not sufficient to allow the entity to function without subordinated financial support from other parties that absorb some of the expected losses and the equity investors do not have the essential characteristics of a controlling financial interest, as defined. According to FIN 46, if a business has a controlling financial interest in a variable interest entity, the assets, liabilities and operating results of the variable interest entity should be consolidated with the business, even if the business does not have voting control of the variable interest entity. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to interest in variable interest entities acquired after that date. FIN 46 also applies to the first interim or fiscal periods beginning after June 15, 2003 for those variable interest entities in which a business holds an interest that were acquired before February 1, 2003. This statement has no impact on the Company's financial statements.

2002 Annual Report                                                            17

[LOGO OF HAMPTON ROADS BANKSHARES]

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
HAMPTON ROADS BANKSHARES, INC.:

     We have audited the accompanying consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 2000 were audited by other auditors whose report thereon, dated February 12, 2001, expressed an unqualified opinion on those statements (note 1).

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 14, 2003                                                       KPMG LLP

18                                               Hampton Roads Bankshares, Inc.

                                                                            HMPR

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

                                                                                 2002              2001
------------------------------------------------------------------------------------------------------------
ASSETS:
   Cash and due from banks                                                 $     7,939,519   $     8,243,788
   Overnight funds sold                                                         33,105,061        18,721,307
------------------------------------------------------------------------------------------------------------
                                                                                41,044,580        26,965,095
   Securities available-for-sale, at fair market value                          43,738,985                --
   Securities held-to-maturity, at amortized cost (fair market value
    as of December 31, 2001 was $13,466,984)                                            --        13,273,275
   Federal Home Loan Bank stock                                                    685,000                --
   Federal Reserve Bank stock                                                      631,100           630,450
------------------------------------------------------------------------------------------------------------
                                                                                45,055,085        13,903,725
   Loans                                                                       203,183,511       189,141,610
   Allowance for loan losses                                                    (2,842,855)       (2,121,137)
------------------------------------------------------------------------------------------------------------
            Net loans                                                          200,340,656       187,020,473
   Premises and equipment                                                        8,431,209         8,477,631
   Interest receivable                                                           1,278,851         1,093,852
   Real estate acquired in settlement of loans                                     457,845           562,498
   Deferred tax assets                                                             962,436         1,162,669
   Other assets                                                                  1,143,738           893,818
------------------------------------------------------------------------------------------------------------
            Total assets                                                   $   298,714,400   $   240,079,761
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
   Deposits:
     Noninterest bearing demand                                            $    62,667,737   $    45,811,413
     Interest bearing:
       Demand                                                                   58,407,499        39,511,642
       Savings                                                                  10,684,436         9,788,712
       Time deposits:
          Less than $100,000                                                    70,630,990        68,463,475
          $100,000 or more                                                      41,483,080        34,940,030
------------------------------------------------------------------------------------------------------------
            Total deposits                                                     243,873,742       198,515,272
   Interest payable                                                                535,811           583,319
   Other liabilities                                                             2,201,075         2,123,191
   Other borrowings                                                             12,992,853         3,235,000
------------------------------------------------------------------------------------------------------------
            Total liabilities                                                  259,603,481       204,456,782
   Shareholders' equity:
     Common stock, $0.625 par value. Authorized 40,000,000 shares;
      issued and outstanding 7,707,744 shares in 2002 and
      7,518,066 shares in 2001                                                   4,817,340         4,698,791
     Capital surplus                                                            17,788,739        16,369,564
     Accumulated other comprehensive income                                        598,774                --
     Retained earnings                                                          15,906,066        14,554,624
------------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                          39,110,919        35,622,979
------------------------------------------------------------------------------------------------------------
            Total liabilities and shareholders' equity                     $   298,714,400   $   240,079,761
============================================================================================================

See accompanying notes to the consolidated financial statements.

2002 Annual Report                                                            19

[LOGO OF HAMPTON ROADS BANKSHARES]

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                           2002         2001           2000
-----------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans, including fees                               $ 15,387,395  $ 15,053,488  $ 14,298,265
   Investment securities                                  1,779,545     1,091,501     1,273,650
   Overnight funds sold                                     176,747       411,884       269,624
-----------------------------------------------------------------------------------------------
            Total interest income                        17,343,687    16,556,873    15,841,539
-----------------------------------------------------------------------------------------------

 INTEREST EXPENSE:
   Deposits:
     Demand                                                 577,318       792,020       951,629
     Savings                                                103,215       158,795       251,643
     Time deposits:
       Less than $100,000                                 3,262,634     3,888,800     3,556,983
       $100,000 or more                                   1,197,371     1,243,331       896,724
   Other borrowings                                         272,456         3,892         3,614
-----------------------------------------------------------------------------------------------
            Total interest expense                        5,412,994     6,086,838     5,660,593
-----------------------------------------------------------------------------------------------
            Net interest income                          11,930,693    10,470,035    10,180,946
   Provision for loan losses                              1,100,000       334,000       390,000
-----------------------------------------------------------------------------------------------
            Net interest income after provision
             for loan losses                             10,830,693    10,136,035     9,790,946
-----------------------------------------------------------------------------------------------
NONINTEREST INCOME:
   Service charges on deposit accounts                    1,698,063     1,624,002     1,502,681
   ATM surcharge fees                                       244,324       232,363       229,062
   Gain on sale of investment securities                    619,449            --            --
   Other service charges and fees                           809,152       642,726       588,361
-----------------------------------------------------------------------------------------------
            Total noninterest income                      3,370,988     2,499,091     2,320,104
-----------------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
   Salaries and employee benefits                         5,279,816     4,528,403     4,198,456
   Occupancy                                                943,598       870,949       828,225
   Data processing                                          411,232       382,049       285,320
   Other                                                  2,572,391     2,111,732     2,090,491
-----------------------------------------------------------------------------------------------
            Total noninterest expense                     9,207,037     7,893,133     7,402,492
-----------------------------------------------------------------------------------------------
Income before provision for income taxes                  4,994,644     4,741,993     4,708,558
Provision for income taxes                                1,696,609     1,611,682     1,601,048
-----------------------------------------------------------------------------------------------
            Net income                                 $  3,298,035  $  3,130,311  $  3,107,510
===============================================================================================
Basic earnings per share                               $       0.43  $       0.42  $       0.41
===============================================================================================
Diluted earnings per share                             $       0.42  $       0.41  $       0.40
===============================================================================================
Basic weighted average shares outstanding                 7,606,446     7,509,793     7,491,178
Effect of dilutive stock options                            176,020       188,984       274,809
-----------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding               7,782,466     7,698,777     7,765,987
===============================================================================================

See accompanying notes to the consolidated financial statements.

20                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                                    Accumulated
                                               Common Stock                                            Other
                                          ------------------------     Capital        Retained     Comprehensive
                                          Shares         Amount        Surplus        Earnings         Income         Total
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                7,472,627   $  4,670,392   $ 16,012,721   $ 10,194,530   $           --  $ 30,877,643
Shares issued related to:
   401(k) plan                                7,229          4,518         58,731             --               --        63,249
   Exercise of stock options                 10,227          6,391         44,262             --               --        50,653
   Dividend reinvestment                      6,433          4,021         77,875             --               --        81,896
Payout of fractional shares                     (90)           (56)        (1,201)            --               --        (1,257)
Tax benefit of stock option
 exercises                                       --             --         30,516             --               --        30,516
Net income                                       --             --             --      3,107,510               --     3,107,510
1999 cash dividend adjustment                    --             --             --         (1,156)              --        (1,156)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000              7,496,426      4,685,266     16,222,904     13,300,884               --    34,209,054
Shares issued related to:
   401(k) plan                                9,189          5,743         67,770             --               --        73,513
   Exercise of stock options                 12,495          7,810         56,541             --               --        64,351
Payout of fractional shares                     (44)           (28)          (410)            --               --          (438)
Tax benefit of stock option
 exercises                                       --             --         22,759             --               --        22,759
Net income                                       --             --             --      3,130,311               --     3,130,311
Cash dividends ($0.25 per share)                 --             --             --     (1,876,571)              --    (1,876,571)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001              7,518,066      4,698,791     16,369,564     14,554,624               --    35,622,979
Comprehensive income:
   Net income                                    --             --             --      3,298,035               --     3,298,035
   Change in unrealized gain (loss)
    on securities available-for-sale,
    net of taxes of $308,460                     --             --             --             --          598,774       598,774
                                                                                                                   ------------
Total comprehensive income                       --             --             --             --               --     3,896,809
Shares issued related to:
   401(k) plan                                8,516          5,323         62,807             --               --        68,130
   Exercise of stock options                103,187         64,492        554,845             --               --       619,337
   Dividend reinvestment                    142,960         89,350      1,120,091             --               --     1,209,441
Payout of fractional shares                     (67)           (43)          (518)            --               --          (561)
Common stock repurchased and
 surrendered                                (64,918)       (40,573)      (478,767)            --               --      (519,340)
Tax benefit of stock option
 exercises                                       --             --        160,717             --               --       160,717
Cash dividends ($0.26 per share)                 --             --             --     (1,946,593)              --    (1,946,593)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002              7,707,744   $  4,817,340   $ 17,788,739   $ 15,906,066   $      598,774  $ 39,110,919
===============================================================================================================================

See accompanying notes to the consolidated financial statements.

2002 Annual Report                                                            21

[LOGO OF HAMPTON ROADS BANKSHARES]

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                2002             2001             2000
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                              $    3,298,035   $    3,130,311   $    3,107,510
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                               522,857          548,580          534,976
      Provisions for loan losses                                                1,100,000          334,000          390,000
      Net amortization of premiums and accretion of discounts
       on investment securities                                                  (522,597)         (12,641)          (2,314)
      (Gain) loss on sale of real estate acquired in settlement
        of loans                                                                       --            8,624           (5,566)
      (Gain) loss on sale of premises and equipment                                43,336               --          (26,263)
      Gain on sale of securities                                                 (619,449)              --               --
      Deferred tax assets                                                        (108,227)          11,130          (10,136)
      Changes in:
        Interest receivable                                                      (184,999)         (82,090)         (84,055)
        Other assets                                                             (282,753)        (113,023)           8,930
        Interest payable                                                          (47,508)         (14,677)         135,515
        Other liabilities                                                         510,801          191,931          295,366
---------------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                             3,709,496        4,002,145        4,343,963
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Proceeds from maturities and calls of securities                            45,484,820       31,171,186          258,369
   Proceeds from sales of securities                                            8,223,750               --               --
   Purchase of securities                                                     (82,125,000)     (22,870,000)              --
   Purchase of Federal Home Loan Bank stock                                      (685,000)              --               --
   Purchase of Federal Reserve Bank stock                                            (650)          (4,650)         (11,750)
   Net increase in total loans                                                (14,501,301)     (32,095,899)     (16,205,248)
   Purchase of premises and equipment                                            (327,366)        (392,902)        (497,222)
   Cash proceeds from sale of premises and equipment                                8,740               --          328,763
   Cash received from rental income (paid for) development and
    improvement of real estate acquired in settlement of loans, net                17,459           42,154           59,952
   Proceeds from sale of real estate acquired in settlement
    of loans                                                                           --          472,203          161,696
---------------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                               (43,904,548)     (23,677,908)     (15,905,440)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Net increase in deposits                                                    45,358,470       31,081,030       11,607,818
   Net increase in other borrowings                                             9,757,853        3,235,000               --
   Common stock repurchased and surrendered                                      (519,340)              --               --
   Dividends reinvested                                                         1,209,441               --           81,896
   Proceeds from shares issued related to 401(k) plan                              68,130           73,513           63,249
   Cash proceeds from exercise of stock options                                   346,576           50,273           40,279
   Dividends paid                                                              (1,946,593)      (1,876,571)      (1,200,792)
---------------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                            54,274,537       32,563,245       10,592,450
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                               14,079,485       12,887,482         (969,027)
Cash and cash equivalents at beginning of year                                 26,965,095       14,077,613       15,046,640
---------------------------------------------------------------------------------------------------------------------------
          Cash and cash equivalents at end of year                         $   41,044,580   $   26,965,095   $   14,077,613
===========================================================================================================================
Supplemental cash flow information:
  Cash paid during the year for interest                                   $    5,460,502   $    6,101,515   $    5,525,078
  Cash paid during the year for income taxes                                    1,565,000        1,575,000        1,590,000
Supplemental noncash information:
  Transfer between loans and real estate acquired in
   settlement of loans                                                             81,118           14,681          198,900
  Transfer between real estate acquired in settlement of
   loans and premises and equipment                                               168,312               --               --

See accompanying notes to the consolidated financial statements.

22                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000

(1) ACCOUNTING POLICIES

     Hampton Roads Bankshares, Inc., a Virginia Corporation (the Holding Company), was incorporated under the laws of the Commonwealth of Virginia on February 28, 2001, primarily to serve as a holding company for Bank of Hampton Roads (the Bank). On July 1, 2001, all Bank of Hampton Roads common stock, $0.625 par value, was converted to the common stock, $0.625 par value, of Hampton Roads Bankshares, Inc. on a share for share exchange basis, making the Bank a wholly owned subsidiary of the Holding Company. This reorganization was accounted for in a manner similar to a pooling of interests. Accordingly, the prior period consolidated financial statements of Hampton Roads Bankshares, Inc. (the Company) are identical to the prior period consolidated financial statements of the Bank.

     The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices of the banking industry. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a)  BASIS OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Holding Company and its wholly owned subsidiary, Bank of Hampton Roads. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)  NATURE OF OPERATIONS

          The Company has 15 branches located in Chesapeake, Suffolk, Norfolk and Virginia Beach, Virginia. The Company's primary source of income is interest income from loans to small and middle market businesses.

(c)  RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

          The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank (FRB). Required reserves were $806,000 and $414,000 at December 31, 2002 and 2001, respectively.

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

(e)  FEDERAL RESERVE BANK STOCK AND FEDERAL HOME LOAN BANK STOCK

          The Bank, as a member of the Federal Home Loan Bank (FHLB) of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to at least 1% of the aggregate principal amount of its residential mortgage loans or 5% of its borrowings from the FHLB, whichever is larger.

          As a member of the Federal Reserve Bank (FRB), the Bank is required to hold shares of FRB capital stock, $100 par value, in an amount equal to 6% of the Company's total common stock and capital surplus.

          FRB stock and FHLB stock are carried at cost.

2002 Annual Report                                                            23

[LOGO OF HAMPTON ROADS BANKSHARES]

(f)  LOANS

          Loans are stated at the amount of unpaid principal less net deferred fees and an allowance for loan losses. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Fees collected and costs incurred in connection with loan originations are deferred and recognized over the term of the loan. It is the Company's normal practice to cease the accrual of interest on loans based upon the delinquency status of the loan, as determined by the contractual terms of the loans, an evaluation of the collateral pledged, and the financial strength of the borrower.

          At December 31, 2002 and 2001, the recorded investments in loans for which impairment has been recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, (an amendment of FASB Statements No. 5 and 15), the corresponding valuation allowance and the average recorded investments in impaired loans during each of the three years in the period ended December 31, 2002 were immaterial.

          A loan is deemed impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans will be measured at the present value of their expected future cash flows by discounting those cash flows at the loan's effective interest rate, or at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. Interest on impaired loans is accrued and recorded as income based upon the principal amount outstanding, except for nonaccrual loans, for which interest is not accrued. Interest accrual resumes when the loan is no longer 90 or more days past due and the borrower, in management's opinion, is able to meet payments as they become due.

(g)  ALLOWANCE FOR LOAN LOSSES

          The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

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

          The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in the year including the enactment date and is measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management does not believe a valuation allowance is necessary at December 31, 2002

24                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

     or 2001 as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(k)  PER SHARE DATA

          Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects potential dilution if stock options would result in the issuance of additional shares of common stock that share in the earnings.

(l)  ADVERTISING COSTS

          Advertising costs are expensed as incurred.

(m)  STOCK-BASED COMPENSATION

          The Company adopted the disclosure only provision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS
     148). These statements allow an entity to continue to measure compensation cost for these plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options.

          Pro forma information regarding net income and earnings per share as required by SFAS 123 and SFAS 148 has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value of all currently outstanding options was estimated at the date of the grant using a minimum value option pricing model. Pro forma results and a summary of the assumtions used for 2002, 2001 and 2000 are as follows:

Years Ended December 31,                                 2002               2001                2000
---------------------------------------------------------------------------------------------------------
Reported net income                                   $   3,298,035      $   3,130,311      $   3,107,510
Stock-based compensation expense (net of tax)
   Actual expense based on APB 25                           160,561            162,642            187,322
   Pro forma expense based on SFAS 123                     (133,334)          (173,784)          (302,124)
---------------------------------------------------------------------------------------------------------
Pro forma net income                                  $   3,325,262      $   3,119,169      $   2,992,708
=========================================================================================================
Net income per share
   Basic-as reported                                  $         .43      $         .42      $         .41
   Basic-pro forma                                    $         .44      $         .42      $         .40

   Diluted-as reported                                $         .42      $         .41      $         .40
   Diluted-pro forma                                  $         .43      $         .41      $         .39
=========================================================================================================

December 31,                                             2002               2001                2000
---------------------------------------------------------------------------------------------------------
Assumptions
   Risk-free interest rate                                     3.50%              3.90%              7.00%
   Dividend paid                                      $         .25      $         .25      $         .25
   Weighted average expected life (years)                       7.0                7.0                7.0
=========================================================================================================

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

(n)  USE OF ESTIMATES

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

2002 Annual Report                                                            25

[LOGO OF HAMPTON ROADS BANKSHARES]

     particularly susceptible to changes in the near term are the allowance for loan losses and the valuation of deferred tax assets.

(o)  STATEMENT OF CASH FLOWS

          For purposes of reporting cash flows, the Company considers cash and due from banks, and overnight funds sold as cash and cash equivalents. Generally, overnight funds include federal funds sold and high quality money market instruments which hold short-term debt securities that are U.S. Government issued or guaranteed, and are purchased and sold from Bank of America for one day periods.

(p)  SEGMENT INFORMATION

          The Company has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the single geographic area of Hampton Roads, Virginia, and surrounding communities.

(q)  COMPREHENSIVE INCOME

          SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) within the Company's consolidated financial statements. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

(r)  RECLASSIFICATION

          Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 presentation.

(2)  INVESTMENT SECURITIES

     The amortized cost and estimated market values of investment securities at December 31, 2002 and 2001, were as follows:

                                                                           2002
--------------------------------------------------------------------------------------------------------------
                                                                 Gross              Gross        Estimated
                                               Amortized       Unrealized         Unrealized       Market
                                                  Cost            Gains             Losses          Value
--------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE SECURITIES:
   U.S. agency securities                   $    42,811,920  $       907,143     $         --  $    43,719,063
   Mortgage backed securities                        19,831               91               --           19,922
--------------------------------------------------------------------------------------------------------------
Total available-for-sale securities         $    42,831,751  $       907,234     $         --  $    43,738,985
==============================================================================================================

                                                                           2001
--------------------------------------------------------------------------------------------------------------
                                                                 Gross              Gross        Estimated
                                               Amortized       Unrealized         Unrealized       Market
                                                  Cost            Gains             Losses          Value
--------------------------------------------------------------------------------------------------------------
HELD-TO-MATURITY SECURITIES:
   U.S. agency securities                   $    13,248,569  $       193,896     $         --  $    13,442,465
   Mortgage backed securities                        24,706               --              187           24,519
--------------------------------------------------------------------------------------------------------------
Total held-to-maturity securities           $    13,273,275  $       193,896     $        187  $    13,466,984
==============================================================================================================

          On December 31, 2002, investment securities classified as held-to-maturity with an amortized cost of $50,436,052 were transferred to the available-for-sale classification in order to provide more flexibility in managing the interest-rate risk in the investment security portfolio. These investment securities had gross unrealized gains of $907,234. Also, on December 31, 2002, an investment security with an amortized cost of $7,604,301 was sold, and a gain of $619,449 was recognized in the fourth quarter of 2002. As a result of the transfer, the Company will be unable to classify investment securities as held-to-maturity in the foreseeable future. There were no sales of securities in 2001 or 2000.

          The amortized cost and estimated market value of debt securities at December 31, 2002 by contractual maturity are

26                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Amortized          Estimated
                                                   Cost            Market Value
--------------------------------------------------------------------------------
Due in one year or less                       $     1,999,963     $    2,034,523
Due after one year through five years              40,811,957         41,684,540
Due after five years through ten years                 19,831             19,922
--------------------------------------------------------------------------------
                                              $    42,831,751     $   43,738,985
================================================================================

     At December 31, 2002 and 2001, the Company had investment securities with carrying values of $16,835,141 and $10,773,275, respectively, pledged to secure public deposits, $1,016,250 and $1,000,000, respectively, pledged to secure treasury, tax and loan deposits, and $1,757,543 and $1,500,000, respectively, pledged to secure Federal Reserve Bank borrowings.

(3)  LOANS AND ALLOWANCE FOR LOAN LOSSES

     The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending area. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their contracts is dependent upon the economic environment of the lending area.

     Major classifications of loans at December 31, 2002 and 2001 were:

                                                  2002                 2001
------------------------------------------------------------------------------
Commercial                                  $   53,842,424     $    48,428,566
Construction                                    35,969,610          28,620,409
Real estate - commercial mortgage               62,610,803          60,494,995
Real estate - residential mortgage              28,505,370          32,212,316
Installment loans to individuals                22,217,230          19,327,859
Deferred loan fees and related costs                38,074              57,465
------------------------------------------------------------------------------
                                            $  203,183,511     $   189,141,610
==============================================================================

     Nonaccrual loans were $78,443 and $12,597 at December 31, 2002 and 2001, respectively.

     Transactions affecting the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 were as follows:

                                      2002             2001            2000
-------------------------------------------------------------------------------
Balance at beginning of year       $  2,121,137    $  1,969,271    $  1,852,885
Provision for loan losses             1,100,000         334,000         390,000
Loans charged off                      (434,326)       (215,014)       (288,968)
Recoveries                               56,044          32,880          15,354
-------------------------------------------------------------------------------
Balance at end of year             $  2,842,855    $  2,121,137    $  1,969,271
===============================================================================

(4)  PREMISES, EQUIPMENT AND LEASES

     Premises and equipment at December 31, 2002 and 2001 are summarized as follows:

                                                2002               2001
---------------------------------------------------------------------------
Land                                       $   2,860,152      $   2,766,638
Buildings and improvements                     5,050,549          4,954,770
Equipment, furniture and fixtures              3,742,070          3,514,638
---------------------------------------------------------------------------
                                              11,652,771         11,236,046
Less accumulated depreciation                 (3,221,562)        (2,758,415)
---------------------------------------------------------------------------
                                           $   8,431,209      $   8,477,631
===========================================================================

     The Company leases the land upon which its Crossroads and Indian River branch offices were constructed. In addition, the Company also leases the buildings in which the Indian River, Orchard Square, MacArthur Center, Great Neck, Little Creek and Pembroke branch offices are located, as well as its loan processing department. The lease related to the Crossroads

2002 Annual Report                                                            27

[LOGO OF HAMPTON ROADS BANKSHARES]

office was renewed in 1999 and is renewable for five additional five-year periods. The Indian River lease was renewed December 2002 for one additional year. The MacArthur Center office lease commenced October 2002 with a term of ten years. The Orchard Square lease was renewed for a term of five years in October 2001 and is renewable for one additional five-year period. The Great Neck lease commenced July 1999 with an original term of five years and is renewable for two additional five-year periods. The Little Creek lease commenced December 1998 with a term of five years and is renewable for two additional five-year periods. The Pembroke lease commenced August 2001 with an original term of five years and three additional five-year renewal options. The loan processing department lease commenced in July 2001 with an original term of three years with annual renewal periods thereafter.

     Total rent expense was $398,136 in 2002, $320,254 in 2001, and $287,978 in
2000.

     Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2002 were:

             2003                             $    362,998
             2004                                  227,377
             2005                                  161,385
             2006                                  135,433
             2007                                   55,613
             Thereafter                            288,178
             -----------------------------------------------
                                              $  1,230,984
             ===============================================

(5)  DEPOSITS

     The maturities of time deposits of $100,000 or more at December 31, 2002 and 2001, were as follows:

                                              2002                            2001
------------------------------------------------------------------------------------------------
                                       TIME            OTHER            Time           Other
                                   CERTIFICATES        TIME         Certificates       Time
------------------------------------------------------------------------------------------------
MATURITY OF:
  3 months or less                 $  22,432,787   $     223,177   $  18,083,261   $     111,012
  Over 3 months - 6 months             2,736,537              --       2,452,477              --
  Over 6 months - 12 months            6,958,975         233,210       7,857,059         405,003
  1 year - 2 years                     1,874,266         220,707       2,249,064         382,443
  2 years - 3 years                    2,040,059         712,671         834,681              --
  3 years - 4 years                      908,394         145,850       1,449,899         614,500
  4 years - 5 years                    2,996,447              --         500,631              --
------------------------------------------------------------------------------------------------
            Total                  $  39,947,465   $   1,535,615   $  33,427,072   $   1,512,958
================================================================================================

(6)  OTHER BORROWINGS

     The Company has a $5,000,000 line of credit, of which $2,992,853 and $3,235,000 were outstanding at December 31, 2002 and 2001, respectively. The line of credit is unsecured with a floating interest rate equal to Wall Street Journal prime less .50% (3.75% and 4.25% at December 31, 2002 and 2001, respectively). The line of credit, which was renewed January 8, 2003, has a 12-month term with interest-only payments due monthly and any unpaid principal and accrued interest due in full at the end of the 12-month term.

     At December 31, 2002, the Company had borrowings from the Federal Home Loan Bank system totaling $10,000,000 at interest rates ranging from 2.84% to 4.56%. $5 million of the borrowings mature in 2003, $2.5 million mature in 2004 and $2.5 million mature in 2005. The borrowings are collateralized by a blanket lien on the Company's 1-4 family residential real estate loans, with a carrying value of $23 million as of December 31, 2002. Interest only is payable on a monthly basis until maturity.

28                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

(7)  INCOME TAXES

     Total income tax was allocated for the years ended December 31, 2002, 2001 and 2000, as follows:

                                                     2002             2001             2000
-----------------------------------------------------------------------------------------------
Income before income taxes                      $   1,696,609    $   1,611,682    $   1,601,048
Shareholders' equity for unrealized gain
 on securities available-for-sale                     308,460               --               --
Shareholders' equity for tax benefit for
 excess of fair value above cost of
 stock option plans                                  (160,717)         (22,759)         (30,516)
-----------------------------------------------------------------------------------------------
                                                $   1,844,352    $   1,588,923    $   1,570,532
===============================================================================================

     Income tax expense (benefit) applicable to income before taxes consists of:

                                                Years ended December 31,
-------------------------------------------------------------------------------
                                     2002              2001             2000
-------------------------------------------------------------------------------
Current                          $   1,804,836    $   1,600,552   $   1,611,184
Deferred                              (108,227)          11,130         (10,136)
-------------------------------------------------------------------------------
                                 $   1,696,609    $   1,611,682   $   1,601,048
===============================================================================

     The significant components of deferred income tax expense (benefit) were as follows:

                                                  December 31,
------------------------------------------------------------------------------
                                     2002              2001             2000
------------------------------------------------------------------------------
Deferred income tax benefit      $    (144,809)   $    (25,452)   $    (46,718)
NOL carryforward                        36,582          36,582          36,582
------------------------------------------------------------------------------
                                 $    (108,227)   $     11,130    $    (10,136)
==============================================================================

     The provisions for income taxes for the years ended December 31, 2002, 2001 and 2000 differ from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes. The differences are as follows:

                                          2002          2001           2000
-------------------------------------------------------------------------------
Income taxes at statutory rates       $ 1,698,179    $ 1,612,278    $ 1,600,910
Increase (decrease) resulting from:
  Nondeductible expense                     2,534          2,691          2,636
  Other                                    (4,104)        (3,287)        (2,498)
-------------------------------------------------------------------------------
Income tax expense                    $ 1,696,609    $ 1,611,682    $ 1,601,048
===============================================================================

     At December 31, 2002, the Company had net operating loss carryforwards of $430,380 for income tax purposes that expire in years 2006 and 2007, resulting from a 1992 acquisition. The amount relating to the net operating loss carryforwards is limited to $107,595 per year.

2002 Annual Report                                                            29

[LOGO OF HAMPTON ROADS BANKSHARES]

     Significant components of the Company's deferred tax liabilities and assets as of December 31, 2002 and 2001 were as follows:

                                                         2002           2001
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Allowance for loan losses                          $    836,197   $    600,374
  Deferred directors' fees                                 44,267         43,163
  Nonqualified deferred compensation                      654,529        662,713
  Net operating loss carryforward                         146,329        182,912
  Other                                                       570             --
--------------------------------------------------------------------------------
            Total deferred tax assets                   1,681,892      1,489,162
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Depreciation                                            410,996        326,206
  Unrealized gain on securities available-for-sale        308,460             --
  Other                                                        --            287
--------------------------------------------------------------------------------
            Total deferred tax liabilities                719,456        326,493
--------------------------------------------------------------------------------
            Net deferred tax assets                  $    962,436   $  1,162,669
================================================================================

(8)  COMMITMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been recognized in the consolidated balance sheet. The contract amount of these instruments reflects the extent of the Company's involvement or "credit risk."

     The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. Contractual amounts at December 31, 2002 and 2001 were:

                                                                           2002            2001
----------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT CREDIT RISK:
     Commitments to extend credit                                      $  50,185,268   $  27,347,030
     Standby letters of credit                                            10,171,780       9,462,941
----------------------------------------------------------------------------------------------------
                                                                       $  60,357,048   $  36,809,971
====================================================================================================

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, and real estate. At December 31, 2002, there was no allowance for standby letters of credit.

     Management does not anticipate that any material losses will arise from additional fundings of the aforementioned lines of credit or letters of credit.

(9)  PROFIT SHARING PLAN AND SUPPLEMENTAL RETIREMENT PLAN

     The Company has a defined contribution 401(k) plan. All employees who are 21 years of age and have completed one year of service are eligible to participate. Under the plan, employees may contribute the lesser of $11,000 or 20% of their annual salary, and the Company will contribute 25% of the employees' contributions up to 10%. The Company may also make an additional discretionary contribution. Company contributions will not exceed the maximum amount deductible annually for income tax purposes. The Company made discretionary contributions of $129,000, $143,381 and $134,750 for

30                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

the years ended December 31, 2002, 2001 and 2000, respectively. The Company also made matching contributions of $40,271, $38,765 and $35,667 for the years ended December 31, 2002, 2001 and 2000, respectively. Beginning in 1997, the Company began offering its stock as an investment option under the 401(k) plan. The plan purchased 8,516, 9,189, and 7,229 shares at a price of $8.00, $8.00 and $8.75 per share in 2002, 2001 and 2000, respectively. The Company is the plan's trustee.

     In 1993, the Company entered into a Supplemental Retirement Agreement for an officer to provide an annual post retirement benefit following the attainment of his Plan Retirement Date of November 9, 2015. Partial vesting began on January 1, 1998, and will continue until the Plan Retirement Date. The Company has funded this agreement with a life insurance policy, which names the Company as beneficiary. Plan expense recognized in 2002, 2001 and 2000 was $76,651, $69,701 and $78,552, respectively.

(10) DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

     The Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. The plan also enables shareholders to purchase up to $1,000 per quarter of additional common stock. The stock purchased through the plan directly from the Company, is valued at the weighted average of sales prices of the Company's common stock in transactions occurring during the sixty calendar days immediately prior to the purchase date. The purchase price of shares purchased on the open market will be the actual current market price of the shares purchased on the applicable purchase date. In 2002, $1,303,719 of the $1,946,593 total dividend declared in 2002 was reinvested at $8.46 per share for 154,104 shares. In 2001, $1,238,355 of the $1,876,571 total dividend declared in 2001 was reinvested at $10.37 per share for 119,417 shares. In 2000, $872,216 of the $1,196,778 total dividend declared in 1999 was reinvested at $12.73 per share for 68,517 shares. Under the Optional Cash Purchase Plan, 25,565 and 35,827 shares were purchased at prices ranging from $9.00 to $7.94 per share and $10.50 to $9.02 per share for 2002 and 2001, respectively. In 2000, 44,265 shares were purchased at prices ranging from $12.82 to $10.46 per share. When available, shares for sale on the open market are used to satisfy the shares purchased through the Dividend Reinvestment and Optional Cash Purchase Plan.

(11) STOCK OPTIONS

     The Company has a Stock Option Plan under which the Company may grant options to its directors and employees for shares of common stock. During 2002 and 2001, the Company authorized the grant of options to employees and directors for 101,737 and 104,053 shares, respectively, of the Company's common stock under the plan.

     During 1997, the Company amended the Directors' Deferred Compensation Agreement to allow directors to purchase options for the Company's common stock where the directors' fees reduce the exercise price for shares up to 50% of an amount that represents the fair market value of the stock. The directors purchased 30,604 and 27,909 options in 2002 and 2001, respectively, under this agreement. All options, when granted, have 10-year terms and are fully vested and exercisable at the date of grant. Both of the above mentioned plans have been approved by the Company's shareholders.

     A summary of the Company's stock option activity and related information is as follows:

                                                   Weighted
                                    Options         Average
                                  Outstanding    Exercise Price
---------------------------------------------------------------
Balance at January 1, 2000            775,022    $       5.4137
  Granted                             135,639            6.7821
  Exercised                           (10,227)           4.0859
---------------------------------------------------------------
Balance at December 31, 2000          900,434            5.6349
  Granted                             131,962            6.7670
  Exercised                           (13,250)           4.2826
  Expired                              (2,902)           6.4426
---------------------------------------------------------------
Balance at December 31, 2001        1,016,244            5.7972
  Granted                             132,341            6.7872
  Exercised                          (115,820)           3.8264
  Expired                              (2,566)           9.0152
---------------------------------------------------------------
Balance at December 31, 2002        1,030,199    $       6.1379
===============================================================

2002 Annual Report                                                            31

[LOGO OF HAMPTON ROADS BANKSHARES]

     In 2002 and 2001, 115,820 and 13,250 options were exercised, respectively; however, only 103,187 and 12,495 new shares, respectively, were issued since 12,633 and 755 shares, respectively, of previously acquired stock were used to exercise some of the options.

     Exercise prices for options outstanding and exercisable as of December 31, 2002 were as follows:

                                                      Weighted
    Range of                          Remaining        Average
    Exercise           Number of     Contractual      Exercise
     Prices             Options    Life (in years)     Price
---------------------------------------------------------------
$2.025 - $4.000          335,291              4.00   $   3.2681
$4.665 - $5.970          199,835              5.02       5.2936
$6.530 - $8.750          400,431              8.51       7.7407
$10.250 - $11.800         94,642              6.00      11.3067
---------------------------------------------------------------
$2.025 - $11.800       1,030,199              6.14   $   6.1379
===============================================================

(12) EMPLOYMENT AGREEMENTS

     The Company has employment agreements with nine officers. Three of the agreements expire in 2004, two expire in 2006 and four expire in 2007. Unless the officer is notified in writing prior to the last day of the forty-eighth consecutive month, the agreement will automatically renew for an additional period of 60 months. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(13) OTHER EXPENSES

     A summary of other expenses for the years ended December 31, 2002, 2001 and 2000 is as follows:

                                         2002           2001           2000
-------------------------------------------------------------------------------
Stationery and office supplies       $    149,043   $    130,700   $    147,620
Advertising and marketing                 355,083        191,096        158,204
Telephone and postage                     317,327        253,304        285,934
Professional                              145,690         68,379         59,752
Bank franchise tax                        244,018        225,203        194,357
Equipment                                 134,736        134,506        178,964
ATM and VISA Check Card expense           289,276        242,331        208,518
Directors' and advisory board fees        219,875        222,050        228,475
Other                                     717,343        644,163        628,667
-------------------------------------------------------------------------------
                                     $  2,572,391   $  2,111,732   $  2,090,491
===============================================================================

(14) RESTRICTIONS ON LOANS AND DIVIDENDS FROM SUBSIDIARIES

     Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The amount of dividends the Bank may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. At December 31, 2002, the amount available was approximately $2.5 million. Loans and advances are limited to 10 percent of the Bank's capital stock and surplus. As of December 31, 2002, funds available for loans or advances by the Bank to the Company amounted to $2.1 million.

32                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

(15) REGULATORY CAPITAL REQUIREMENTS

     The Company and the Bank are subject to various regulatory capital requirements of the FRB. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes that, as of December 31, 2002, the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2002, the most recent notification from the FRB categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, minimum amounts and ratios, as set forth in the table that follows, must be maintained. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

     A summary of the Company's and the Bank's required and actual capital components follows:

                                                                             To Be Well Capitalized
                                                        For Capital           Under Prompt Action
                                     Actual          Adequacy Purposes             Provisions
-----------------------------------------------------------------------------------------------------
(in thousands)                 Amount      Ratio      Amount     Ratio       Amount         Ratio
-----------------------------------------------------------------------------------------------------
As of December 31, 2002:
  TIER 1 CAPITAL
    Consolidated Company     $   38,496     17.21%   $  8,947     4.00%   $      13,421          6.00%
    Bank                         33,920     15.29       8,874     4.00           13,310          6.00
  TOTAL RISK-BASED CAPITAL
    Consolidated Company         41,293     18.46      17,894     8.00           22,368         10.00
    Bank                         36,694     16.54      17,747     8.00           22,184         10.00
  LEVERAGE RATIO
    Consolidated Company         38,496     13.37      11,517     4.00           14,396          5.00
    Bank                         33,920     11.84      11,461     4.00           14,326          5.00

As of December 31, 2001:
  TIER 1 CAPITAL
    Consolidated Company     $   35,581     17.89%   $  7,956     4.00%   $      11,934          6.00%
    Bank                         35,351     17.93       7,886     4.00           11,829          6.00
  TOTAL RISK-BASED CAPITAL
    Consolidated Company         37,702     18.95      15,913     8.00           19,891         10.00
    Bank                         37,472     19.01      15,772     8.00           19,715         10.00
  LEVERAGE RATIO
    Consolidated Company         35,581     15.08       9,438     4.00           11,797          5.00
    Bank                         35,351     15.01       9,421     4.00           11,776          5.00

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

2002 Annual Report                                                            33

[LOGO OF HAMPTON ROADS BANKSHARES]

     The following methods and assumptions were used by the Company in estimating fair value for its financial instruments as defined by SFAS No. 107:

(a)  CASH AND DUE FROM BANKS AND OVERNIGHT FUNDS

          The carrying amount approximates fair value.

(b)  SECURITIES AVAILABLE-FOR-SALE AND HELD-TO-MATURITY

          Fair values are based on published market prices or dealer quotes. Available-for-sale securities are carried at their aggregate fair value.

(c)  FEDERAL HOME LOAN BANK STOCK AND FEDERAL RESERVE BANK STOCK

          The carrying amount approximates fair value.

(d)  LOANS

          For credit card and other loan receivables with short-term and/or variable characteristics, the total receivables outstanding approximate fair value. The fair value of other loans is estimated by discounting the future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

(e)  INTEREST RECEIVABLE AND INTEREST PAYABLE

          The carrying amount approximates fair value.

(f)  DEPOSITS

          The fair value of noninterest bearing deposits and deposits with no defined maturity, by SFAS No. 107 definition, is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the future cash flows using the current rates at which similar deposits would be made.

(g)  OTHER BORROWINGS

          Included in other borrowings are notes payable to the Federal Home Loan Bank, whose fair value is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities. The carrying amounts of the other borrowed funds approximates fair value.

(h)  COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

          The fair value of commercial lending related letters of credit and commitments is estimated as the amount of fees currently charged to enter into similar agreements, taking into account the present creditworthiness of the counter-parties.

     The estimated fair values of the Company's financial instruments required to be disclosed under SFAS No. 107 at December 31, 2002 and 2001 were:

                                                    2002                              2001
---------------------------------------------------------------------------------------------------------
                                           CARRYING         ESTIMATED        Carrying        Estimated
                                             VALUE          FAIR VALUE         Value         Fair Value
---------------------------------------------------------------------------------------------------------
Cash and due from banks                 $    7,939,519   $    7,939,519   $    8,243,788   $    8,243,788
Overnight funds sold                        33,105,061       33,105,061       18,721,307       18,721,307
Federal Home Loan Bank stock                   685,000          685,000               --               --
Federal Reserve Bank stock                     631,100          631,100          630,450          630,450
Securities available-for-sale
 and held-to-maturity                       43,738,985       43,738,985       13,273,275       13,466,984
Loans                                      203,183,511      215,257,858      189,141,610      200,890,680
Interest receivable                          1,278,851        1,278,851        1,093,852        1,093,852
Deposits                                   243,873,742      246,858,827      198,515,272      201,411,537
Interest payable                               535,811          535,811          583,319          583,319
Other borrowings                            12,992,853       13,248,745        3,235,000        3,235,000
Commitments to extend
 credit and standby letters of credit               --          603,570               --          343,513

34                                               Hampton Roads Bankshares, Inc.

                                                                            HMPR

(17) SUBSEQUENT EVENTS

     On January 14, 2003, the Company declared an annual cash dividend of $0.27 per share payable March 15, 2003, to shareholders of record on February 15, 2003.

     In January 2003, the Company repurchased 42,224 shares of its common stock in a privately negotiated transaction at a price of $9.50.

(18) QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized unaudited quarterly financial data for the years ended December 31, 2002 and 2001 is as follows:

                                                             2002
--------------------------------------------------------------------------------
(in thousands)                                 Fourth   Third    Second   First
--------------------------------------------------------------------------------
  Interest income                             $ 4,547  $ 4,500  $ 4,310  $ 3,987
  Interest expense                              1,317    1,417    1,372    1,307
--------------------------------------------------------------------------------
         Net interest income                    3,230    3,083    2,938    2,680
  Provision for loan losses                       731      147      123       99
  Noninterest income                            1,341      713      709      608
  Noninterest expense                           2,402    2,362    2,284    2,159
--------------------------------------------------------------------------------
         Income before provision for
          income taxes                          1,438    1,287    1,240    1,030
  Provision for income taxes                      489      438      420      350
--------------------------------------------------------------------------------
         Net income                           $   949  $   849  $   820  $   680
================================================================================
  Basic earnings per share                    $  0.12  $  0.11  $  0.11  $  0.09
================================================================================
  Diluted earnings per share                  $  0.12  $  0.11  $  0.10  $  0.09
================================================================================

                                                             2001
--------------------------------------------------------------------------------
(in thousands)                                 Fourth   Third    Second   First
--------------------------------------------------------------------------------
  Interest income                             $ 4,148  $ 4,188  $ 4,082  $ 4,139
  Interest expense                              1,432    1,540    1,514    1,601
--------------------------------------------------------------------------------
         Net interest income                    2,716    2,648    2,568    2,538
  Provision for loan losses                        68       89       93       84
  Noninterest income                              680      593      630      596
  Noninterest expense                           1,995    1,958    1,969    1,971
--------------------------------------------------------------------------------
         Income before provision for
          income taxes                          1,333    1,194    1,136    1,079
  Provision for income taxes                      453      406      386      367
--------------------------------------------------------------------------------
         Net income                           $   880  $   788  $   750  $   712
================================================================================
  Basic earnings per share                    $  0.12  $  0.10  $  0.10  $  0.10
================================================================================
  Diluted earnings per share                  $  0.12  $  0.10  $  0.10  $  0.09
================================================================================

2002 Annual Report                                                            35

[LOGO OF HAMPTON ROADS BANKSHARES]

(19) CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

     The condensed financial position as of December 31, 2002 and 2001 and the condensed results of operations and cash flows for the years then ended of Hampton Roads Bankshares, Inc., parent company only, are presented below. For 2001, the amounts included are from the date of commencement of the Holding Company, July 1, 2001 through December 31, 2001.

CONDENSED BALANCE SHEET
--------------------------------------------------------------------------------
                                                    DECEMBER 31,    December 31,
                                                        2002           2001
--------------------------------------------------------------------------------
ASSETS:
  Cash on deposit with Bank of Hampton Roads       $   4,247,583   $      53,493
  Receivable from Bank of Hampton Roads                1,439,563       1,526,489
  Investment in Bank of Hampton Roads                 34,534,460      35,392,616
  Investment in affiliates                               280,000         100,000
  Loan to Tidewater Home Funding, LLC                  2,992,853       3,235,000
  Other assets                                            40,508          80,671
--------------------------------------------------------------------------------
           Total assets                            $  43,534,967   $  40,388,269
================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Other borrowings                                 $   2,992,853   $   3,235,000
  Other liabilities                                    1,431,195       1,530,290
  Shareholders' equity                                39,110,919      35,622,979
--------------------------------------------------------------------------------
           Total liabilities and shareholders'
            equity                                 $  43,534,967   $  40,388,269
================================================================================


CONDENSED STATEMENT OF INCOME
--------------------------------------------------------------------------------
                                                  FOR THE YEAR    For the Period
                                                     ENDED        July 1, 2001-
                                                  DECEMBER 31,     December 31,
                                                      2002            2001
--------------------------------------------------------------------------------
INCOME:
  Dividends from Bank of Hampton Roads           $   4,965,933    $      200,000
  Dividends from affiliates                             14,001                --
  Interest income                                       23,882             4,721
--------------------------------------------------------------------------------
           Total income                              5,003,816           204,721
EXPENSES:
  Interest expense                                      18,313             3,801
  Other expense                                         95,708             3,190
--------------------------------------------------------------------------------
           Total expense                               114,021             6,991
--------------------------------------------------------------------------------
Income before income taxes and equity in
 undistributed net income of subsidiary              4,889,795           197,730
Income tax benefit                                      25,887               772
Equity in undistributed net income of
 subsidiary                                         (1,617,647)        1,469,538
--------------------------------------------------------------------------------
           Net income                            $   3,298,035    $    1,668,040
================================================================================

36                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

CONDENSED STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------------------------
                                                                   FOR THE YEAR    For the Period
                                                                      ENDED        July 1, 2001-
                                                                   DECEMBER 31,     December 31,
                                                                       2002             2001
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                      $   3,298,035    $     1,668,040
  Adjustments:
    Equity in undistributed earnings of subsidiaries                  1,617,647         (1,469,538)
    Depreciation and amortization                                         7,573              1,048
    Change in other assets                                              119,515         (1,708,207)
    Change in other liabilities                                         173,106          1,530,290
--------------------------------------------------------------------------------------------------
           Net cash provided by operations                            5,215,876             21,633
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  (Increase) decrease in loans                                          242,147         (3,235,000)
  Investment in BI Investments, LLC                                    (180,000)                --
--------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities           62,147         (3,235,000)
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Increase (decrease) in short-term borrowings                         (242,147)         3,235,000
  Common stock repurchased and surrendered                             (519,340)
  Dividends paid                                                     (1,946,593)                --
  Dividends reinvested                                                1,209,441                 --
  Cash proceeds from exercise of stock options                          346,576                 --
  Proceeds from shares issued related to 401(k) plan                     68,130             31,860
--------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities       (1,083,933)         3,266,860
--------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                 4,194,090             53,493
Cash and cash equivalents at beginning of year                           53,493                 --
--------------------------------------------------------------------------------------------------
           Cash and cash equivalents at end of year               $   4,247,583    $        53,493
==================================================================================================

(20) RELATED PARTY TRANSACTIONS

     On December 1, 2001, the Company purchased a 10% interest in Tidewater Home Funding, LLC. The Company accounts for this investment under the cost method. On December 19, 2001, both the Holding Company and the Bank established a warehouse credit facility for Tidewater Home Funding, LLC for up to $5,000,000 and $5,194,950, respectively. As of December 31, 2002 and 2001, $2,992,853 and
$3,235,000, were outstanding with the Holding Company, under the warehouse line at a rate of 5.25% and 5.75%, respectively. The warehouse line with the Bank as of December 31, 2002 and 2001, had $5,171,556 and $5,065,859 outstanding, at a rate of 4.75% and 5.25%, respectively.

     Loans are made to the Company's executive officers and directors and their associates during the ordinary course of business. At December 31, 2002 and 2001, loans to executive officers, directors and their associates amounted to $10,863,597 and $12,217,607, respectively. During 2002, additional loans and repayments of loans by executive officers, directors and their associates were $10,320,694 and $11,674,704, respectively.

2002 Annual Report                                                            37

OFFICE LOCATIONS

[LOGO OF HAMPTON ROADS BANKSHARES]

38                                                Hampton Roads Bankshares, Inc.

                                                                            HMPR

ADVISORY BOARD MEMBERS

DEEP CREEK

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

INDIAN RIVER

WARREN L. ALECK
Chairman

JACK W. GIBSON
Bank of Hampton Roads

ERIC C. ANDERSON
Lakeside Construction Corporation

STUART H. BUXBAUM
S & E Builders

LEIGH ANNE FOLKES
Hassell & Folkes, P.C.

IZAAK D. GLASSER
Glasser & Macon, P.C.

MICHAEL S. LEANZO
Mid-Atlantic Coatings, Inc.

CORPORATE LANDING

PATRICIA M. WINDSOR
Chairman

JACK W. GIBSON
Bank of Hampton Roads

WALTER J. BLASCZAK
Retired, U.S. Navy

JOHN E. FREESE
Lewis and Freese Advertising

DAVID E. KELLAM
Kellam and Eaton, Inc.

JAMES W. LAM
Attorney & Counselor at Law

NORRIS W. SHIRLEY
Retired Farmer

CYNTHIA W. SNYMAN
Slip-Free Systems of Virginia

MACARTHUR CENTER

ROBERT H. POWELL, III
Chairman

JACK W. GIBSON
Bank of Hampton Roads

ROBERT G. BAGLEY
Bank of Hampton Roads

EDWARD L. LADD
MacArthur Center

DARRELL L. LONG
Club Soda, Havana-Norfolk, Havana-
Virginia Beach

JONATHAN L. THORNTON
Pierce & Thornton

WILLIAM F. WHITLOW
Whitlow & Baker

MICHAEL P. ZARPAS
Global Real Estate Investment

2002 Annual Report                                                            39

[LOGO OF HAMPTON ROADS BANKSHARES]

MARKET STREET

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

THOMAS F. MAY
Vexcon Chemicals, Inc.

JOANN H. NESSON
John C. Holland Enterprises

HUGO A. OWENS, JR.
Chesapeake City Schools/Jani-King, Inc.

JUDSON H. RODMAN
Rodman's Bar-B-Que

PAT E. VIOLA
Vico Construction Corporation

PRINCESS ANNE

L. STEVE GOSSETT
Chairman

JACK W. GIBSON
Bank of Hampton Roads

N. MERRILL BECK, JR.
Beck Associates, P.C.

GEORGE RAY BUNCH, JR.
Budget Rent A Car

DONALD M. KOBLE
Steve's Auto Sales

YALE NESSON
AARD Screenprinters & Embroidery

NEAL S. WINDLEY
Goodwill Industries

LITTLE CREEK

W. LEWIS WITT
Chairman

JACK W. GIBSON
Bank of Hampton Roads

ALAN A. BUNCH
Budget Rent A Car

ELAINE CZOHARA
Adams Outdoor Advertising

EDWARD A. FIORELLA
Norfolk Sheriff's Office

JOSEPH L. HOGGARD
Restauranteur

GEORGE STENKE
Investor

W. RANDY WRIGHT
Randy Wright's Printing

ROBERT L. YOUNG
Cottage Toll Exxon

MOYOCK

RODNEY L. FOSTER
Chairman

JACK W. GIBSON
Bank of Hampton Roads

MARTIN W. HOLTON
Forrest Septic Tank Contractors, Inc.

WILLIAM K. JERNIGAN
Mill Run Golf & Country Club, Inc.

ROBERT C. RHOADS
Hoffman Industries, Inc.

SHEILA R. ROMM
Clerk of Superior Court, Currituck, NC

BOBBY R. WADDELL
Contractor

HAYWOOD E. WARD
Retired Deputy Sheriff, Currituck, NC

RICHARD C. WEBB, II
East Coast Abatement Co., Inc.

GREAT NECK

S.G. FOLKES
Chairman

JACK W. GIBSON
Bank of Hampton Roads

E. LEE BOYCE, III
Boyce-Widener, Ltd.

KENNETH R. SIMS
Custom Stone Company, Inc.

KEVIN R. SIMS
Custom Stone Company, Inc.

JAMES D. MARX
In Touch Designs, Inc.

TOWNSEND OAST
Retired Past President of Virginia Bankers
Association

LEO THOMAS
Ron Zoby Tours

JEFFREY M. TOURAULT
Atlantic Foundations, Inc.

PEMBROKE

DOUGLAS J. GLENN
Chairman

JACK W. GIBSON
Bank of Hampton Roads

JOHN KATSIAS
Katsias Company

PETE O. KOTARIDES
The Kotarides Companies

AUBREY L. LAYNE, JR.
Great Atlantic Management Company, Inc.

KIRK B. LEVY
Sykes Bourdon Ahern & Levy

ROBERT A. WIDENER
Ainslie Widener, Inc.

40                                                Hampton Roads Bankshares, Inc.

                  REMEMBER WHEN YOU ENJOYED GOING TO THE BANK.

[GRAPHIC APPEARS HERE]

   YOU STILL DO AT THE BANK OF HAMPTON ROADS. WHEN YOU WALK THROUGH OUR DOORS, YOU'LL NOTICE THE DIFFERENCE IMMEDIATELY AS OUR FRIENDLY STAFF GREETS YOU WITH A
 SMILE. WE TREAT ALL OF OUR CUSTOMERS LIKE NEIGHBORS BECAUSE THEY ARE. FROM OUR
  PRESIDENT TO OUR TELLERS, EVERYONE INVOLVED WITH OUR BANK IS A MEMBER OF THE HAMPTON ROADS COMMUNITY. WHICH MEANS YOU GET A WIDE ARRAY OF CONVENIENT BANKING
     SERVICES; WE JUST MAKE THEM A LITTLE MORE ENJOYABLE. STOP BY ONE OF OUR CONVENIENT LOCATIONS FOR YOUR NEXT LOAN WHERE IT'S APPROVED LOCALLY, AND IN MOST
                            CASES RIGHT ON THE SPOT.

[LOGO OF BANK OF HAMPTON ROADS]

                           YOUR COMMUNITY, YOUR BANK.

[GRAPHIC APPEARS HERE]

Member FDIC                                                            436-1000
Equal Opportunity Lender                             www.BankofHamptonRoads.com

[GRAPHIC APPEARS HERE]

                         Hampton Roads Bankshares, Inc.
                            would like to extend our
                           thoughts and prayers to the
                           United States Armed Forces
                               for protecting our
                                    FREEDOM.

                         HAMPTON ROADS BANKSHARES, INC.
                                201 Volvo Parkway
                           Chesapeake, Virginia 23320
                                  757.436.1000

                            www.bankofhamptonroads.com