Form 10-K, Exhibit 13
period 2003-12-31
HAMPTON ROADS BANKSHARES INC
filed 2004-03-29
CIK 1143155

Exhibit 13

2003 ANNUAL REPORT

Board of Directors

Emil A. Viola

Chairman of the Board

President, Vico Construction Corporation

Jack W. Gibson

President and Chief Executive Officer,

Hampton Roads Bankshares, Inc.

Warren L. Aleck

Retired President,

Earle’s Markets, Inc.

Robert G. Bagley

Senior Vice President,

Bank of Hampton Roads

Durwood S. Curling

Former Executive Director,

Southeastern Public Service Authority

Herman A. Hall, III

Secretary-Treasurer,

Hall Farms, Inc.

William J. Hearring

President,

Hearndon Construction Corporation

Robert H. Powell, III

Attorney at Law,

Kaufman & Canoles, P.C.

Bobby L. Ralph

Former Director of Social Services,

City of Suffolk

Patricia M. Windsor

Secretary-Treasurer,

Lakeside Construction Corporation

W. Lewis Witt

Owner,

Inner-View, Ltd.

Officers

Jack W. Gibson

President and

Chief Executive Officer

SENIOR VICE PRESIDENTS

Julie R. Anderson

Robert G. Bagley

Chester J. Cahoon, Jr.

Donald W. Fulton, Jr.

Tiffany K. Glenn

Paul B. Keister

Gregory P. Marshall

Reneé R. McKinney

M. Ann Wright

VICE PRESIDENTS

Jeffrey S. Creekmore

Lorelle L. Fritsch

Lori L. Funk

Dorothy S. Grant

Linda F. Murphy

Rod L. Pierce, Sr.

William D. Pollard, Jr.

Linda A. Weiler

ASSISTANT VICE PRESIDENTS

J. Patrick Banks, Jr.

April E. Bennett

Herbert M. Brett

Amber R. Cleveland

Cynthia L. Connor

Sandra H. Franklin

Reneé S. Harris

Dianne M. Henry

Anthony L. Hunt

E. Regis Lauer, III

Susan E. Murphy

Margaret A. Powell

Karla R. Rasmussen

Philip E. Richard

Cathy L. Robinson

Sherry A. Rogerson

Barbara S. Scheepers

Hampton Roads Bankshares, Inc.

Table of Contents

Board of Directors and Officers	Inside Front Cover
General Information	1
President’s Message	2
Financial Highlights	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Independent Auditors’ Report	18
Consolidated Balance Sheets	19
Consolidated Statements of Income	20
Consolidated Statements of Shareholders’ Equity	21
Consolidated Statements of Cash Flows	22
Notes to Consolidated Financial Statements	23
Advisory Board Members	39

FINANCIAL INFORMATION

Shareholders, analysts and investors seeking financial information about the Company, including copies of Form 10-K filed with the Securities and Exchange Commission, may contact:

Donald W. Fulton, Jr.

Senior Vice President and Chief Financial Officer

Hampton Roads Bankshares, Inc.

201 Volvo Parkway

Chesapeake, VA 23320

(757) 436-1000

STOCK INFORMATION

The Bank serves as the transfer agent.

The Company’s common stock trades under the symbol

“HMPR” on the NASDAQ Bulletin Board.

Stock inquiries should be directed to:

Tiffany K. Glenn

Senior Vice President and Marketing Officer

Stock Transfer Department

Hampton Roads Bankshares, Inc.

201 Volvo Parkway

Chesapeake, VA 23320

(757) 436-1000

MARKET MAKERS

Davenport & Company LLC

Scott & Stringfellow, Inc.

Seaboard Securities, Inc.

Hill Thompson Magid & Co., Inc.

McKinnon & Company, Inc.

Monroe Securities, Inc.

Knight Equity Markets, L.P.

Schwab Capital Markets L.P.

Office Locations

CHESAPEAKE	Main Office
201 Volvo Parkway

Crossroads
1500 Mount Pleasant Road

Deep Creek
852 N. George Washington Hwy.

Moyock
4720 Battlefield Boulevard South

Orchard Square
1400 Kempsville Road, Suite 102

Portsmouth Boulevard
4108 Portsmouth Boulevard

South Norfolk
712 Liberty Street

NORFOLK	Little Creek
4037 E. Little Creek Road

MacArthur Center
500 Plume Street

Princess Anne
4500 E. Princess Anne Road

SUFFOLK	Market Street
117 Market Street

VIRGINIA BEACH	Corporate Landing
1100 Dam Neck Road

Great Neck
1316 N. Great Neck Road

Indian River
5472 Indian River Road

Pembroke
281 Independence Blvd., Suite 100

WEB SITE ADDRESS
www.bankofhamptonroads.com

2003 Annual Report	1

President’s Message

Dear Shareholder:

I am pleased to report that 2003 was the best year in the history of Hampton Roads Bankshares and its subsidiary, Bank of Hampton Roads. We enjoyed a year of record earnings, outstanding growth, and considerable technological advancement with the introduction of our Online Banking services. In addition, we received national recognition for the Bank’s sound business practices which provide safety, security, and peace of mind to customers who choose to entrust us with their deposits.

This is the sixteenth consecutive year I have enjoyed the privilege of reporting record earnings to our shareholders as our net income for 2003 totaled $4.0 million, an increase of 22% over 2002 earnings of $3.3 million. Net income per diluted share increased 19% from 2002 to a record $0.50. Our strong earnings results produced a return on average assets of 1.34% and contributed to a 119 basis point increase in our return on average equity ratio, which was 10.23% for the year.

Since early 2001, interest rates have steadily declined to their lowest levels since 1958. As a result, the Wall Street Journal prime rate, which influences the market price for loans, has decreased from 9.5% to 4.0%. Even though the Company earns less than half what it did on many of the loans we make today versus those we made three years ago, our customers still count on being paid a premium rate on their deposits. At the time of this writing, the average interest rate paid in our market on a 60 month certificate of deposit is 2.98%. As you can see, the interest rate environment, as well as other factors, has a significant impact on our margins. Although our average loans for 2003 increased over $13 million from 2002, total interest income generated from our loan portfolio increased only $5 thousand due to the low rates. The decline in interest rates, competitive pressures, and the continued re-pricing of loans and deposits already represented on the Company’s balance sheet caused our net interest margin to decline 17 basis points during the year to 4.67%.

Our Company has endured the last three years with record breaking results by actively managing our balance sheet, implementing new sources of noninterest income, and offering excellent customer service to ensure that our customers always “ENJOY BANKING” with us. Not only are we performing well at this point in time, I believe the Company is well positioned to continue to achieve strong financial performance.

As of December 31, 2003, our assets reached a new high of $316 million, an increase of $18 million over year-end 2002. Loan growth was strong at the beginning of the year and surprisingly, tapered off during the summer months when the Federal Reserve declared its 13th rate cut thus far. Our loan demand returned to record levels in the fourth quarter of 2003 and remains stronger than ever during the first quarter of 2004. On average, we closed 126 loans per month in 2003 and ended the year with a total loan portfolio of $211 million.

The quality of our loan portfolio is very strong with a nonperforming assets to total assets ratio of only 0.10%. In spite of economic strengthening and our strong credit quality, management cannot ignore the fragile nature of the current economy and the effect a reversal could have on some of our borrowers. Consequently, in 2003, the Company maintained its loan loss reserve at 1.40% of total loans.

The low interest rate environment contributed to the strong production generated by our mortgage lending affiliate, Tidewater Home Funding, LLC (THF), which closed $147 million in mortgage loans in 2003. THF offers a wide array of residential mortgage products delivered with exemplary service at very competitive rates. If you have not already refinanced your home, I encourage you to give them a call. I am confident that you will be proud of your Company’s affiliation with this outstanding mortgage lender.

2	Hampton Roads Bankshares, Inc.

Our depositors were reassured about their choice to bank with us when Bank of Hampton Roads was nationally recognized as one of the four safest banks in Virginia in the 2002-2003 and the 2003-2004 editions of Weiss Ratings’ Exclusive Lists. Throughout the year, the Bank was awarded Weiss ratings of “A+” and “A,” which signify a “strong equity base, topnotch asset quality, steady earnings, and high liquidity.” Our Bank was the only bank in the area to receive the prestigious “A+” rating, which placed us among an elite group of banks representing the top 21% of the entire industry.

In the spring of 2003, we further enriched our customers’ banking relationships by offering Online Banking and Online Bill Payment services. Later in the year, we introduced Cash Management, an internet-based banking product designed just for our business customers. All of these services can be accessed through our Web site at www.bankofhamptonroads.com. In 2004, we will introduce a new checking account called “E-Checking,” which has been created for a growing segment of our customers who prefer to do their banking electronically through Direct Deposit, Online Banking, and VISA Check Cards. If you do not already bank with us, I hope that you will consider giving our services a try. When you do, you will be treated to friendly, professional service while helping our Company and your investment grow.

This year was the first full year the Company’s stock was traded on the Over the Counter Bulletin Board. I am very pleased that the price of our shares appeared to reflect our outstanding financial performance. As of December 31, 2003, shares of Hampton Roads Bankshares closed at a price of $13.00 per share, an increase of 60% over the closing price of $8.15 on December 31, 2002. Adding value to your investment was the Board’s decision to increase the payment of our dividend from annually to semi-annually. Even at the stock’s year-end closing price of $13.00 per share, the annualized dividend rate of $0.30 per share equated to a yield of 2.3%, which is currently more than the average market yield paid on a 36-month certificate of deposit. For shareholders who have been with us since our inception in 1987, the $0.30 annualized dividend produced a yield of 24% on your original investment, which currently has a basis of $1.25 per share. In 2004, our Board of Directors and management will continue to focus their efforts on further enhancing the value of your investment while providing enjoyable banking relationships to our customers.

On May 27, 2003, the Board elected Patricia M. Windsor of Virginia Beach as the Company’s newest Director. Ms. Windsor presides as the Secretary and Treasurer of Lakeside Construction Corporation and has worked in the real estate development field for more than thirty years. Her knowledge and expertise in this field and of our market will be a great benefit to the Board.

I am grateful for your contributions to our success and for the confidence you have demonstrated in our Company by becoming an investor. I also express my sincere thanks at this time to our loyal customers, our Board of Directors, our Advisory Board Members, and our dedicated employees who work so hard to ensure that our customers always “ENJOY BANKING” with us.

Very truly yours,

/s/ Jack W. Gibson

Jack W. Gibson President and Chief Executive Officer

2003 Annual Report	3

Financial Highlights

Years Ended December 31,

(Dollars in thousands except per share data)	2003	2002	2001	2000	1999
Operating Results:
Interest income	$17,469	$17,344	$16,557	$15,842	$14,317
Interest expense	4,419	5,413	6,087	5,661	5,092

Net interest income	13,050	11,931	10,470	10,181	9,225
Provision for loan losses	370	1,100	334	390	437
Noninterest income	3,410	3,371	2,499	2,320	2,145
Noninterest expense	9,981	9,207	7,893	7,402	6,553

Income before provision for income taxes	6,109	4,995	4,742	4,709	4,380
Provision for income taxes	2,086	1,697	1,612	1,601	1,446

Net income	$4,023	$3,298	$3,130	$3,108	$2,934

Per Share Data:
Basic earnings	$0.52	$0.43	$0.42	$0.41	$0.39
Diluted earnings	0.50	0.42	0.41	0.40	0.38
Book value	5.22	5.07	4.74	4.56	4.13
Basic weighted average shares outstanding	7,805,231	7,606,446	7,509,793	7,491,178	7,461,964
Diluted weighted average shares outstanding	7,994,251	7,782,466	7,698,777	7,765,987	7,766,533
Shares outstanding at year-end	7,908,708	7,707,744	7,518,066	7,496,426	7,472,627

Year-End Balances:
Assets	$316,473	$298,714	$240,080	$204,209	$190,078
Overnight funds sold	10,038	33,105	18,721	4,718	8,098
Loans	210,775	203,184	189,142	157,213	141,480
Investment securities	72,046	45,055	13,904	22,188	22,432
Deposits	257,433	243,874	198,515	167,434	155,826
Shareholders’ equity	41,314	39,111	35,623	34,209	30,878

Average Balances:
Assets	$301,073	$265,532	$217,215	$195,280	$184,984
Overnight funds sold	10,179	10,517	12,320	4,195	11,172
Loans	207,853	194,503	168,912	150,546	132,526
Investment securities	61,705	41,574	18,521	22,226	24,209
Deposits	243,177	218,387	179,709	159,522	151,753
Shareholders’ equity	39,311	36,499	34,057	32,607	30,284

Ratios:
Return on average assets	1.34%	1.24%	1.44%	1.59%	1.59%
Return on average equity	10.23	9.04	9.19	9.53	9.69
Year-end shareholders’ equity to total assets	13.05	13.09	14.84	16.75	16.24
Loan loss allowance to year-end loans	1.40	1.40	1.12	1.25	1.31
Net interest margin	4.67	4.84	5.24	5.75	5.49

4	Hampton Roads Bankshares, Inc.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Introduction and Financial Overview

The following discussion provides information about the important factors affecting the consolidated results of operations, financial condition, capital resources and liquidity of Hampton Roads Bankshares, Inc. (the Company). In addition to identifying trends and material changes that occurred during the reporting periods, the report depicts the consistent success achieved by the organization. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying notes appearing elsewhere in the report.

Net income for 2003 totaled a record $4.02 million, or $0.50 per diluted share, a 21.98% increase over 2002 earnings of $3.30 million, or $0.42 per diluted share. Net income for 2002 increased 5.36% over 2001 earnings of $3.13 million, or $0.41 per diluted share. Book value per share has steadily increased in conjunction with the Company’s earnings performance. Book value per share for the years 2003, 2002 and 2001 was $5.22, $5.07 and $4.74, respectively. The Company began paying semi-annual dividends in 2003 with a $0.15 per share dividend declared in August 2003 and paid in September 2003, and a second $0.15 per share dividend based on 2003 earnings that is payable in March 2004. These dividends compare favorably to the $0.27 and $0.26 per share dividends, respectively, paid in consideration of 2002 and 2001 earnings.

Return on average assets of 1.34% for 2003, as compared to 1.24% for 2002 and 1.44% for 2001, reflected the impact of the narrowing net interest margins caused by the dominant low interest rate environment, offset by the stabilizing economy during 2003. Return on average equity increased to 10.23% in 2003 from 9.04% in 2002 and 9.19% in 2001. The increase in this ratio was caused primarily by the growth in earnings and the common stock repurchase program in effect during 2003, offset by the new shares issued during 2003. The Company maintained its well-capitalized position with a total risk-based capital ratio of 18.24% as of December 31, 2003, compared to 18.46% as of December 31, 2002 and 18.95% as of December 31, 2001.

Management attributes the Company’s continued success in 2003 to a number of favorable factors, including:

•	An ongoing commitment to community support.

•	The media advertising campaign, which attracted many new customers to the Company.

•	The mergers and acquisitions of some of the Company’s most respected local competitors.

•	The efforts of experienced branch personnel in soliciting new business, especially that of customers affected by the aforementioned mergers and acquisitions.

NET INCOME

(dollars in thousands)

[GRAPHIC]

DILUTED EARNINGS

PER SHARE

[GRAPHIC]

BOOK VALUE PER SHARE

[GRAPHIC]

2003 Annual Report	5

•	The ability to take advantage of the opportunities available to the banking industry in the form of new technology, which provides customers with more convenient products and services.

•	The friendly, helpful and courteous service extended to all of the Company’s customers, which facilitates customer referrals and recommendations.

Results of Operations

Net Interest Income

Net interest income, the principal source of income for the Company, represents interest and fees earned from lending and investment activities less the interest paid to fund these activities. The following influences may significantly impact net interest income and net interest margin:

•	Variations in the volume and mix of interest earning assets and interest bearing liabilities.

•	Changes in the yields and rates paid.

•	The level of noninterest bearing liabilities available to support earning assets.

Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

Net interest income for 2003 was $13.05 million, a $1.12 million, or 9.38% increase over 2002. Net interest income for 2002 of $11.93 million increased $1.46 million, or 13.94% over 2001. Increases in net interest income, for both years, were attributable primarily to the growth in average interest earning assets and a change in the mix of funding sources experienced during the respective time periods, which more than offset the reduced net interest margin.

The Company’s interest expense decreased by $994 thousand from 2002 to 2003 despite the increase of $16.30 million in average interest bearing liabilities from 2002 to 2003. The decrease in expense can be explained by the decline in overall rates paid on liabilities of 79 basis points to 2.31% in 2003 compared to 3.10% in 2002. Interest expense in 2002 decreased by $674 thousand from 2001 despite an increase of $36.06 million in average interest bearing liabilities. The decrease can be explained by the decrease in overall rates paid on liabilities from 4.39% in 2001.

Net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of effectiveness in generating income from earning assets. The Company’s net interest margin, including loan fees, was 4.67% in 2003, as compared to 4.84% in 2002 and 5.24% in 2001. The average net interest margin for the Company’s peer group during 2003 was 4.28% indicating continued strength in the Company’s balance sheet and ability to manage its interest earning assets.

The net interest margin was affected by the mix of interest earning assets as follows. Average investment securities and average overnight funds sold, both lower interest earning assets, accounted for 20.50% and 3.38% of average assets in 2003, 15.66% and 3.96% in 2002, and 8.53% and 5.67% in 2001. Average loans, a higher interest earning asset, accounted for 69.04% of average assets in 2003, 73.25% in 2002 and 77.76% in 2001.

Interest on loans, including loan fees, remained stable at $15.39 million in 2003 and 2002. This situation resulted from a $13.35 million increase in the average loan balance from 2002 to 2003, offset by a 50 basis point decrease in the average interest rate. The average loan balance increased $25.59 million from 2001 to 2002. Due to the efforts of experienced branch personnel, the strength of the advertising campaign, and the lower interest rate environment, loan demand was strong in 2002 and 2003. As a result of the interest rate cuts in prior years, along with a change in the composition of the Company’s loan portfolio, the average yield produced by loans decreased to 7.41% in 2003 as compared to 7.91% in 2002 and 8.91% in 2001. As of December 31, 2003, approximately 45.57% of the loan portfolio consisted of floating rate loans, up from 40.56% and 36.11% as of December 31, 2002 and 2001, respectively.

Interest on investment securities increased $194 thousand from 2002 to 2003. The average investment portfolio increased $20.13 million from 2002 to 2003. The declining interest rate environment caused a decrease in the average yield from 4.28% in 2002 to 3.20% in 2003 as new securities purchased during 2003 bear the lower interest rates available in the market. Interest on investment securities increased $688 thousand from 2001 to 2002 as a result of the $23.05 million increase in the average investment portfolio from 2001 to 2002 netted against the decrease in the average yield from 5.90% in 2001 to 4.28% in 2002.

6	Hampton Roads Bankshares, Inc.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	2003			2002			2001
(In thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest earning assets
Loans	$207,853	$15,393	7.41%	$194,503	$15,387	7.91%	$168,912	$15,053	8.91%
Investment securities	61,705	1,974	3.20	41,574	1,780	4.28	18,521	1,092	5.90
Overnight funds sold	10,179	102	1.00	10,517	177	1.68	12,320	412	3.34

Total interest earning assets	279,737	17,469	6.24	246,594	17,344	7.03	199,753	16,557	8.29
Noninterest earning assets
Cash and due from banks	11,582			8,806			7,005
Premises and equipment	8,825			8,353			8,513
Other assets	3,807			4,001			4,043
Less: Allowance for loan losses	(2,878)			(2,222)			(2,099)

Total assets	$301,073			$265,532			$217,215

Liabilities and Shareholders’ Equity:
Interest bearing liabilities
Interest bearing demand deposits	$59,288	$445	0.75%	$47,299	$577	1.22%	$34,773	$792	2.28%
Savings deposits	12,504	84	0.67	10,908	103	0.94	10,147	159	1.57
Time deposits	103,859	3,387	3.26	108,940	4,460	4.09	93,562	5,132	5.49
Other borrowings	15,270	503	3.29	7,478	273	3.65	85	4	4.71

Total interest bearing liabilities	190,921	4,419	2.31	174,625	5,413	3.10	138,567	6,087	4.39
Noninterest bearing liabilities
Demand deposits	67,526			51,240			41,227
Other liabilities	3,315			3,168			3,364
Shareholders’ equity	39,311			36,499			34,057

Total liabilities and shareholders’ equity	$301,073			$265,532			$217,215

Net interest income		$13,050			$11,931			$10,470

Net interest spread			3.93%			3.93%			3.90%

Net interest margin			4.67%			4.84%			5.24%

Note: Interest income from loans included fees of $737,101 in 2003, $618,530 in 2002, and $433,178 in 2001. Nonaccrual loans are not material and are included in loans above.

Table 2: Effect of Changes in Rate and Volume on Net Interest Margin

	2003 Compared to 2002			2002 Compared to 2001			2001 Compared to 2000
	Interest Income/ Expense Variance	Variance Attributable to		Interest Income/ Expense Variance	Variance Attributable to		Interest Income/ Expense Variance	Variance Attributable to
(In thousands)		Rate	Volume		Rate	Volume		Rate	Volume
Interest Earning Assets:
Loans	$6	$(72)	$78	$334	$(957)	$1,291	$755	$(772)	$1,527
Investments securities	194	(212)	406	688	(194)	882	(182)	37	(219)
Overnight funds sold	(75)	(69)	(6)	(235)	(182)	(53)	142	(47)	189

Total interest earning assets	$125	$(353)	$478	$787	$(1,333)	$2,120	$715	$(782)	$1,497

Interest Bearing Liabilities:
Deposits	$(1,224)	$(1,502)	$278	$(943)	$(3,043)	$2,100	$426	$(305)	$731
Other borrowings	230	(23)	253	269	(1)	270	—	(1)	1

Total interest bearing liabilities	(994)	(1,525)	531	(674)	(3,044)	2,370	426	(306)	732

Net interest income	$1,119	$1,172	$(53)	$1,461	$1,711	$(250)	$289	$(476)	$765

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of the change in each.

2003 Annual Report	7

Noninterest Income and Expense

As shown in Table 3, the Company reported an increase in total noninterest income of $39 thousand, or 1.16%, in 2003, $872 thousand, or 34.89%, in 2002, and $179 thousand, or 7.72%, in 2001. The overall increase in noninterest income is in line with the Company’s objective of increasing the share of income from noninterest sources to reduce its traditional dependence on the net interest margin. Noninterest income has grown to comprise 16.33% of total revenue in 2003 compared with 16.27% in 2002 and 13.11% in 2001.

Service charges on deposit accounts, the Company’s primary source of noninterest income, increased 19.61% in 2003, 4.56% in 2002, and 8.05% in 2001. These increases were attributable to the increase in the number of deposit accounts, primarily in the commercial account area, as those accounts produce higher service charges than personal accounts. Additionally, the fee for non sufficient fund (NSF) checks was increased during 2003 and the number of NSF checks increased during 2003, leading to higher income from NSF checks, a component of service charges on deposit accounts.

Another significant component of noninterest income is ATM surcharge income, which decreased by $39 thousand, or 15.98%, in 2003. This decrease was the result of the January 2003 closing of the Northwest branch, a significant source of foreign (non-Bank of Hampton Roads customer) ATM transactions. ATM surcharge income increased from 2001 to 2002 by $12 thousand, or 5.17%.

In order to take advantage of the current market and available gains in the investment portfolio, the Company sold an investment security with an amortized cost of $7,604,301 and, as a result, a gain of $619,449 was recognized in the fourth quarter of 2002. There were no sales of investment securities in 2003 or 2001.

Other service charges and fees increased $364 thousand, or 44.94%, in 2003, $167 thousand, or 25.97%, in 2002, and $55 thousand, or 9.35%, in 2001. The 2003 increase was primarily due to three factors: a significant increase in late charges on loans, gains recognized on the sale of foreclosed properties of $65 thousand, and dividend income from Tidewater Home Funding, LLC that exceeded the prior year by $127 thousand. The 2002 increase can be attributed to increases in the ATM network fees, wire fees, warehouse loan fees and late charge categories.

Table 3: Noninterest Income

December 31, (In thousands)	2003	2002	2001	2003 Compared to 2002		2002 Compared to 2001
				Amount	%	Amount	%
Service charges on deposit accounts	$2,031	$1,698	$1,624	$333	19.61%	$74	4.56%
ATM surcharge fees	205	244	232	(39)	(15.98)	12	5.17
Gain on sale of investment securities	—	619	—	(619)	(100.00)	619	—
Other service charges and fees	1,174	810	643	364	44.94	167	25.97

Total noninterest income	$3,410	$3,371	$2,499	$39	1.16%	$872	34.89%

Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. The ratio of noninterest expense to average total assets was 3.31%, 3.46%, and 3.63% for the years in the three-year period ended December 31, 2003. The decline in this ratio shows an improving trend. As shown in Table 4, total noninterest expense increased $774 thousand, or 8.41%, for the year ended December 31, 2003 to $9.98 million, compared to $9.21 million in 2002. From 2001 to 2002, the increase in noninterest expense was $1.31 million, or 16.65%. The three categories with the largest changes from 2002 to 2003 are salaries and benefits which increased 14.32%, occupancy which decreased 6.78%, and advertising and marketing which decreased 18.87%.

8	Hampton Roads Bankshares, Inc.

Table 4: Noninterest Expense

December 31, (In thousands)	2003	2002	2001	2003 Compared to 2002		2002 Compared to 2001
				Amount	%	Amount	%
Salaries and benefits	$6,036	$5,280	$4,528	$756	14.32%	$752	16.61%
Occupancy	880	944	871	(64)	(6.78)	73	8.38
Data processing	440	411	382	29	7.06	29	7.59
Directors’ and advisory board fees	228	220	222	8	3.64	(2)	(0.90)
Bank franchise tax	229	244	225	(15)	(6.15)	19	8.44
Telephone and postage	328	317	253	11	3.47	64	25.30
ATM and VISA Check Card expense	309	289	242	20	6.92	47	19.42
Advertising and marketing	288	355	191	(67)	(18.87)	164	85.86
Other	1,243	1,147	979	96	8.37	168	17.16

Total noninterest expense	$9,981	$9,207	$7,893	$774	8.41%	$1,314	16.65%

Salaries and benefits accounted for the largest portion of noninterest expense and the largest portion of the increase during each of the years in the three-year period ended December 31, 2003. During 2003, salaries and benefits were $6.04 million, an increase of $756 thousand over 2002. This increase was driven by annual incentive increases, an increase in the number of full-time equivalent employees, and increases in certain employee benefit costs. Likewise, salaries and benefits increased $752 thousand to $5.28 million from 2001 to 2002.

Occupancy expense decreased $64 thousand for the year ended December 31, 2003 to $880 thousand. This decrease related to the Company’s purchase of the land and building housing the Indian River branch, which decreased the rent expense paid during 2003. From 2001 to 2002, occupancy expense increased $73 thousand to $944 thousand. This increase was attributable to the relocation costs incurred by the Company during 2002 related to the MacArthur Center office and its new, more easily accessible location in downtown Norfolk.

Advertising and marketing expense decreased $67 thousand to $288 thousand in 2003. The Bank of Hampton Roads invested in an extensive multimedia advertising campaign utilizing billboards, television, radio and newspaper to promote and reinforce its presence throughout Southside Hampton Roads during 2002 which contributed to the 85.86%, or $164 thousand, increase in advertising and marketing expense from 2001. The introduction of the campaign coincided with the completion of the acquisitions by larger institutions of three of the Company’s most respected competitors. The message of the campaign, “ENJOY BANKING,” promotes the Company’s friendly operating philosophy. In addition to the multimedia advertising campaign, the Company sponsored two of the area’s most prominent sports teams: the Norfolk Tides and the Norfolk Admirals. The advertising campaign continued during 2003, primarily utilizing billboards and television.

Financial Condition

Assets

Total average assets, a benchmark used by banks when comparing size, is the strongest indicator of our continuous growth over the past fifteen years. Average assets increased by $35.54 million, or 13.38%, to a new high of $301.07 million in 2003, and by $48.32 million, or 22.24%, to $265.53 million in 2002. Total assets at year-end 2003 were $316.47 million, an increase of $17.76 million, or 5.95%, over December 31, 2002 total assets of $298.71 million. This significant growth is attributable to increases in deposits attained during 2003 and 2002, which the Company utilized in funding the growth in its interest earning assets.

[GRAPHIC]

2003 Annual Report	9

Loans

As a community bank, the Company has a primary objective of meeting the business and consumer credit needs within its market where standards of profitability, client relationships and credit quality can be met. As shown in Table 5, the overall loan portfolio grew $7.59 million, or 3.74%, from year-end 2002 to year-end 2003. This is a continuation of the growth experienced from year-end 2001 to year-end 2002 of $14.04 million, or 7.42%. The growth trend experienced during past years was achieved not only by the high loan demand generated by the low interest rate environment, but also by the efforts of the Company’s officers to develop new loan relationships combined with the support of existing customers.

Table 5: Loans by Classification

December 31, (In thousands)	2003		2002		2001
	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial	$59,334	28.15%	$62,007	30.52%	$56,730	29.99%
Construction	44,465	21.10	35,970	17.70	28,620	15.13
Real estate - commercial mortgage	74,865	35.52	62,611	30.81	60,495	31.98
Real estate - residential mortgage	15,595	7.40	20,341	10.01	23,911	12.65
Installment loans to individuals	16,493	7.82	22,217	10.94	19,328	10.22
Deferred loan fees and related costs	23	0.01	38	0.02	58	0.03

Total loans	$210,775	100.00%	$203,184	100.00%	$189,142	100.00%

The Commercial loan category has fluctuated over the past two years due to the mortgage warehouse lines extended by both the Bank and the Holding Company to Tidewater Home Funding, LLC. Commercial loans at December 31, 2003 were $59.33 million, including $1.55 million in combined warehouse loans, as compared to commercial loans of $62.01 million at December 31, 2002, which included $8.16 million in combined warehouse loans, and commercial loans of $56.73 million at December 31, 2001, which included $8.30 million in combined warehouse loans. The demand for funding these lines is dependent on the market for housing financing and mortgage refinancing. The decrease in warehouse lines at year-end 2003 compared with the two previous year-ends reflected a decrease in mortgage loan demand. The demand for mortgages and, consequently, the volume of related warehouse lines, is subject to seasonal and cyclical fluctuations and is sensitive to changes in interest rates. As such, this source of loans can be expected to fluctuate with changes in the mortgage market.

The low interest rate environment prevalent during 2003 and 2002 encouraged both home building and buying. As a result, the Company’s construction loan portfolio increased by 23.62% to $44.47 million from December 31, 2002 to 2003, and by 25.68% to $35.97 million from December 31, 2001 to 2002. This growth was mirrored in the real estate – commercial mortgage category which increased 19.57% to $74.87 million from December 31, 2002 to 2003 and by 3.50% to $62.61 million from December 31, 2001 to 2002.

In December 2001, the Company purchased a 10% interest in the mortgage company, Tidewater Home Funding, LLC. Subsequent to the investment, the Company began referring a portion of its residential real estate business to this affiliate, thereby contributing to the decline in residential mortgages to $15.60 million at December 31, 2003, from $20.34 million and $23.91 million at December 31, 2002 and 2001, respectively. Through its partnership with Tidewater Home Funding, LLC, the Company is able to provide its customers with enhanced mortgage products.

At December 31, 2003, installment loans to individuals decreased to $16.49 million as compared to $22.22 million and $19.33 million at December 31, 2002 and 2001, respectively. The Company’s installment loan portfolio is made up primarily of automobile loans. Due to the low interest rates offered by dealership financing programs, the number of customers requiring bank automobile financing has decreased significantly.

Loan growth will continue to be one of the Company’s primary goals for 2004 and beyond. The long-range objective for growth in the loan portfolio will be achieved through continued community involvement, enhancement of the Company’s image as a community asset, and management’s strengthened efforts to offer competitively-priced products, while offering high quality, personalized service. Furthermore, to balance the emphasis on loan growth, prudent business practices and stringent internal guidelines will continue to be followed in making lending decisions in order to minimize exposure to loan losses.

10	Hampton Roads Bankshares, Inc.

Table 6 sets forth the maturity or period of re-pricing of the Company’s loan portfolio as of December 31, 2003. Demand loans, as well as loans having no stated schedule of repayments and no stated maturity, are reported as due within one year. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due. Since the majority of the Company's loan portfolio is short-term, the Company can re-price its portfolio more frequently to minimize long-term interest rate fluctuations and maintain a steady interest margin.

Table 6: Loan Maturities and Re-Pricing Schedule

December 31, 2003 (In thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$21,292	$40,846	$26,198	$4,853	$2,869	$96,058

Total	$21,292	$40,846	$26,198	$4,853	$2,869	$96,058

Fixed Rate:
Within 1 year	$7,472	$1,841	$10,553	$1,444	$2,282	$23,592
1 to 5 years	29,189	1,778	37,353	8,948	11,311	88,579
After 5 years	1,381	—	761	350	31	2,523

Total	$38,042	$3,619	$48,667	$10,742	$13,624	$114,694

Total Maturities	$59,334	$44,465	$74,865	$15,595	$16,493	$210,752

Non-Performing Assets

Total non-performing assets were $324 thousand, or 0.10% of total assets at year-end 2003, a sharp decline from the $734 thousand, or 0.25% of total assets at year-end 2002 and $1.24 million, or 0.52% of total assets at year-end 2001. Management classifies non-performing assets as those loans in nonaccrual status, those loans on which payment has been delinquent 90 days or more but are still accruing interest, and real estate acquired in settlement of loans. Management closely reviews the composition of non-performing assets and related collateral values.

Loans categorized as 90 days or more past due which are deemed collectible and continue to accrue interest decreased to $112 thousand at December 31, 2003, as compared to $198 thousand and $664 thousand at year-end 2002 and 2001, respectively. Management diligently monitors these loans. As of December 31, 2003, collection of all outstanding loan balances along with the related interest on these loans is expected.

Nonaccrual loans were $108 thousand at December 31, 2003 compared to $78 thousand and $13 thousand at December 31, 2002 and 2001, respectively. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful. Had income on nonaccrual loans been recorded under original terms, $17,553, $26,992, and $52,658 of interest income would have been recorded in 2003, 2002, and 2001, respectively. Interest payments recorded in 2003 as interest income for all nonaccrual loans at December 31, 2003 totaled $317.

Real estate acquired by the Company in settlement of loans totaled $104 thousand at December 31, 2003; the category consisted of only one residential property. Management is actively marketing the sale of this property and does not anticipate any material loss to occur upon disposition. Real estate acquired in settlement of loans totaled $458 thousand and $562 thousand as of December 31, 2002 and 2001, respectively.

Allowance for Loan Losses

The Company continuously reviews its loan portfolio and maintains an allowance for loan losses sufficient to absorb losses inherent in the portfolio. In addition to the review of credit quality through ongoing credit review processes, the Company constructs an independent and comprehensive allowance analysis for its loan portfolio at least quarterly. This analysis includes two basic elements: specific allowances for individual loans, and general allowances for loan pools which factor in historical loan loss experience for the Company, as well as its peer group, loan portfolio growth and trends, and economic conditions.

As part of the loan loss reserve methodology, loans are categorized into one of six pools: commercial, construction, commercial real estate, residential real estate, consumer installment, and credit cards. Loss factors are calculated using the above mentioned qualitative data and are then applied to each of the loan pools to determine a reserve level for each of the six pools of loans.

2003 Annual Report	11

After considering these factors, the allowance for loan losses was $2.95 million, or 1.40% of total loans at year-end 2003. This compares to an allowance of $2.84 million, or 1.40% of total loans and $2.12 million, or 1.12% of total loans at year-end 2002 and 2001, respectively, as seen in Table 7. The Company’s provision for loan losses in 2003 was $370 thousand, which exceeded net charge-offs of $265 thousand by $105 thousand. The equivalent provision and net charge-off amounts for 2002 were $1.10 million and $378 thousand, respectively. The comparatively high provision for loan losses as of December 31, 2002 was based on management’s assessment of the loan portfolio, market conditions, and the level of net charge-offs.

At present, management believes that the allowance for loan losses is adequate. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available at the time of their examinations.

Table 7: Allowance for Loan Losses Analysis

December 31, (In thousands)	2003	2002	2001
Allowance for Loan Losses:
Balance at beginning of year	$2,843	$2,121	$1,969
Charge-offs:
Commercial	(142)	(219)	(185)
Construction	—	—	—
Real estate - commercial mortgage	—	—	—
Real estate - residential mortgage	—	—	—
Installment loans to individuals	(157)	(215)	(30)

Total charge-offs	(299)	(434)	(215)
Recoveries
Commercial	16	28	30
Construction	—	—	—
Real estate - commercial mortgage	—	—	—
Real estate - residential mortgage	—	—	—
Installment loans to individuals	18	28	3

Total recoveries	34	56	33
Net charge-offs	(265)	(378)	(182)
Provision for loan losses	370	1,100	334

Balance at end of year	$2,948	$2,843	$2,121

Allowance for loan losses to year-end loans	1.40%	1.40%	1.12%

Ratio of net charge-offs to average loans	0.13%	0.19%	0.11%

Investment Securities and Overnight Funds Sold

The Company’s investment portfolio consists of available-for-sale U.S. Agency and mortgage-backed securities. At year-end 2003, the estimated market value of investment securities held by the Company was $70.53 million, up 61.25% from $43.74 million at year-end 2002. This growth was the result of investment purchases made during 2003 to utilize funds available from the rapid growth in total deposits, which had not yet been put to use in the form of loans. On December 31, 2002, investment securities classified as held-to-maturity with an amortized cost of $50.44 million were transferred to the available-for-sale classification in order to provide more flexibility in managing the interest rate risk in the investment securities portfolio. These investment securities had gross unrealized gains of $907 thousand, and accumulated other comprehensive income of $599 thousand, net of taxes of $308 thousand, as of December 31, 2002. Also, on December 31, 2002, an investment security with an amortized cost of $7.60 million was sold, and a gain of $619 thousand was recognized in the fourth quarter of 2002.

12	Hampton Roads Bankshares, Inc.

Federal Reserve Bank stock increased to $644 thousand at year-end 2003 from $631 thousand at year-end 2002. Federal Home Loan Bank stock increased to $875 thousand at December 31, 2003 from $685 thousand at year-end 2002 due to increased borrowings from the Federal Home Loan Bank of Atlanta. The Company became a member of the Federal Home Loan Bank of Atlanta in February 2002.

Table 8 displays the contractual maturities and weighted average yields from investment securities at year-end 2003. Actual maturities will differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 8: Investment Maturities and Yields

December 31, 2003 (In thousands)	Amortized Cost	Market Value	Weighted Average Yield
Maturities:
U.S. Agency securities
Within 1 year	$13,086	$13,209	2.49%
After 1 year, but within 5 years	52,604	53,259	3.24
After 5 years	4,049	4,044	3.84

Total U.S. Agency securities	69,739	70,512	3.13
Mortgage-backed securities	15	15	3.15

Total investment securities	$69,754	$70,527	3.13%

The Company’s investment portfolio serves as a source of liquidity to fund future loan growth and to meet the necessary collateral requirements for public funds on deposit. As part of the Company’s asset/liability management policy, management has invested in high quality securities with varying maturity dates which provides for a natural hedge against changes in interest rates.

The Company does not use derivatives or other off-balance sheet transactions, such as futures contracts, forward obligations, interest rate swaps, or options.

Overnight funds sold are temporary investments used for daily cash management purposes, as well as management of short-term interest rate opportunities and interest rate risk, and as a result, daily balances vary. Overnight funds are comprised of federal funds sold and high quality money market instruments consisting of short-term debt securities that are U.S. Government issued or guaranteed. At December 31, 2003, 79.69%, or $8.00 million of overnight funds were invested in the money market instruments compared with 56.52%, or $18.71 million at December 31, 2002. Federal funds sold were $2.04 million and $14.40 million at December 31, 2003 and 2002, respectively.

Deposits

Deposits are the most significant source of the Company’s funds for use in lending and general business purposes. The Company’s balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. In 2003, average deposits increased $24.79 million, or 11.35%, to a new high of $243.18 million. This was a continuation of the growth experienced in 2002 of $38.68 million, or 21.52%, to $218.39 million.

See Table 9 for a comparison of year-end deposits by classification for the previous three years. Total deposits at December 31, 2003 increased $13.56 million, or 5.56%, to $257.43 million as compared to the year-end 2002 deposits. Year-end 2002 total deposits grew to $243.87 million as compared to year-end 2001 total deposits of $198.52 million, an increase of 22.85%. The convenience and growth in branch office locations contributed to successful market share gains.

[GRAPHIC]

2003 Annual Report	13

In addition, the growth in deposits was supported further by the Company’s competitive interest rates on all deposit products, special deposit promotions and product enhancements, and the Company’s expansive marketing efforts.

Table 9: Deposits by Classification

December 31, (In thousands)	2003		2002		2001
	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest bearing demand	$78,096	30.34%	$62,668	25.70%	$45,811	23.08%
Interest bearing demand	70,034	27.20	58,408	23.95	39,512	19.90
Savings	13,018	5.06	10,684	4.38	9,789	4.93
Time deposits less than $100,000	64,804	25.17	70,631	28.96	68,463	34.49
Time deposits $100,000 or more	31,481	12.23	41,483	17.01	34,940	17.60

Total deposits	$257,433	100.00%	$243,874	100.00%	$198,515	100.00%

The Company will continue funding assets with deposit liability accounts and focus upon core deposit growth as its primary source of liquidity and stability. Core deposits consist of noninterest bearing demand accounts, interest checking accounts, money market accounts, savings accounts and time deposits of less than $100,000. Core deposits totaled $225.95 million, or 87.77% of total deposits at year-end 2003 compared to $202.39 million, or 82.99% of total deposits at year-end 2002.

Capital

Total shareholders’ equity increased $2.20 million, or 5.63%, to $41.31 million at December 31, 2003. This increase was due to current year net income net of change in unrealized gain on securities available-for-sale, stock option exercises, and stock issued as part of the employee 401(k) plan, net of dividends paid and common stock repurchased.

The Company and the Bank are subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses.

Under Federal Reserve Bank rules, the Company and the Bank were considered “well-capitalized,” the highest category of capitalization defined by the regulators, as of December 31, 2003. For more information on the Company’s regulatory capital requirements, see Footnote No. 15 in the accompanying Notes to Financial Statements. The Company continually monitors current and projected capital adequacy positions of both the Company and the Bank. Maintaining adequate capital levels is integral to providing stability to the Company, resources to achieve the Company’s growth objectives, and returns to the stockholders in the form of dividends.

During 2003, the Company repurchased 71,549 shares of its common stock in open market and privately negotiated transactions at prices ranging from $9.35 to $10.50. In December 2001, the Company implemented a Stock Repurchase Program, where the Company offered to buy back up to 375,000 shares of its common stock at a price of $8.00 per share during the time frame of December 17, 2001 to February 14, 2002, the expiration date. Upon expiration of the program, 64,918 shares were repurchased by the Company at a total price of $519,340.

Liquidity

A key goal of asset/liability management is to maintain an adequate degree of liquidity without impairing long-term earnings. Liquidity represents the Company’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Short-term liquidity is primarily provided by access to the federal funds market through established correspondent banking relationships. Funds can also be obtained through the Bank’s borrowing privileges at the Federal Reserve Bank and the Federal Home Loan Bank of Atlanta. Additional liquidity is available through loan repayments and maturities or sales from the Company’s investment portfolio. The Company maintains a very liquid portfolio of both assets and liabilities and attempts to mitigate the risk inherent in changing rates in this manner. At December 31, 2003, cash, overnight funds sold, and investment securities and loans maturing or re-pricing within one year were $156.42 million, or 49.43% of total assets. Management believes that the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and to meet its customers’ credit needs.

14	Hampton Roads Bankshares, Inc.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. For more information on the Company’s off-balance sheet arrangements, see Footnote No. 8 in the accompanying Notes to Financial Statements.

Interest Rate Sensitivity

The Company’s primary market risk is exposure to interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of the Company’s interest earning assets and interest bearing liabilities.

The primary goal of the Company’s asset/liability management strategy is to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. The Company’s ability to manage its interest rate risk depends generally on the Company’s ability to match the maturities and re-pricing characteristics of its assets and liabilities while taking into account the separate goals of maintaining asset quality and liquidity and achieving the desired level of net interest income.

The Company’s management, guided by the Asset/Liability Committee (ALCO), determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management’s expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors.

The primary method that the Company uses to quantify and manage interest rate risk is simulation analysis, which is used to model net interest income from assets and liabilities over a specified time period under various interest rate scenarios and balance sheet structures. This analysis measures the sensitivity of net interest income over a relatively short time horizon. Key assumptions in the simulation analysis relate to the behavior of interest rates and spreads, the changes in product balances and the behavior of loan and deposit customers in different rate environments.

Table 10 illustrates the expected effect on net interest income for the next twelve months due to a gradual change in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 10: Effect on Net Interest Income

	Change in Net Interest Income
(in thousands)	Amount	%
Change in Interest Rates:
+ 100 basis points	$199	1.59%
– 100 basis points	(247)	(1.97)

As indicated, a gradual 100 basis point decrease in interest rates would slightly reduce net interest income, while a gradual 100 basis point increase would tend to enhance net interest income. Thus, the Company’s interest rate sensitivity position is modestly asset-sensitive.

The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. At December 31, 2003, the Company’s one year “positive gap” (interest earning assets maturing or re-pricing within a defined period exceed interest bearing liabilities maturing or re-pricing within the same period) was approximately $1.07 million, or 0.34% of total assets. Thus, during periods of rising interest rates, this implies that the Company’s net interest income would be positively affected because the yield of the Company’s interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur.

Table 11 sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2003 that are subject to re-pricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

2003 Annual Report	15

Table 11: Interest Rate Sensitivity

December 31, 2003 (In thousands)	1 -90 Days	91 Days - 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Interest Earning Assets:
Loans	$99,536	$20,138	$34,736	$53,842	$2,523	$210,775
Investment securities	—	13,209	26,772	26,486	5,579	72,046
Overnight funds sold	10,038	—	—	—	—	10,038

Total	$109,574	$33,347	$61,508	$80,328	$8,102	$292,859

Cumulative totals	$109,574	$142,921	$204,429	$284,757	$292,859

Interest Bearing Liabilities:
Interest checking	$22,184	$—	$—	$—	$—	$22,184
Money market	47,851	—	—	—	—	47,851
Savings	13,018	—	—	—	—	13,018
Time deposits	23,348	32,952	20,106	19,873	5	96,284
FHLB borrowings	—	2,500	5,000	7,500	—	15,000
Other borrowings	—	—	—	—	—	—

Total	$106,401	$35,452	$25,106	$27,373	$5	$194,337

Cumulative totals	$106,401	$141,853	$166,959	$194,332	$194,337

Interest sensitivity gap	$3,173	$(2,105)	$36,402	$52,955	$8,097	$98,522

Cumulative interest sensitivity gap	$3,173	$1,068	$37,470	$90,425	$98,522

Cumulative interest sensitivity gap as a percentage of total assets	1.00%	0.34%	11.84%	28.57%	31.13%

The Company’s contractual obligations consist of borrowings from the Federal Home Loan Bank and operating lease obligations. Table 12 shows payment detail for these contractual obligations.

Table 12: Contractual Obligations

December 31, 2003 (In thousands)	Less than 1 Year	1 - 3 Years	3 -5 Years	Over 5 Years	Total
Long-term debt obligations	$2,500	$5,000	$7,500	$—	$15,000
Operating lease obligations	278	392	209	217	1,096

Total	$2,778	$5,392	$7,709	$217	$16,096

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company’s most critical accounting policy relates to the Company’s allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company’s borrowers to make required loan payments. If the financial condition of the Company’s borrowers were to deteriorate, resulting in an impairment of their ability to make payments, the Company’s estimates would be updated, and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in Footnote No. 3 in the accompanying Notes to Financial Statements.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued revised Statement of Financial Accounting Standards (SFAS) No. 132, Employers’ Disclosure about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106. This statement requires additional information about the assets, obligations, cash flows and periodic benefit cost of defined benefit pension plans and other defined postretirement plans. This statement had no impact on the Company’s financial statements.

16	Hampton Roads Bankshares, Inc.

In December 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, issued January 2004, replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities. These interpretations are not expected to have any impact of the Company’s financial statements.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. This statement had no impact of the Company’s financial statements.

Forward-Looking Statements

Certain statements in this report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about events or results or otherwise are not statements of historical fact. Although the Company believes that its expectations with respect to certain forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to, the effects of and changes in: general economic conditions, the interest rate environment, legislative and regulatory requirements, competitive pressures, new products and delivery systems, and inflation.

2003 Annual Report	17

Independent Auditors’ Report

The Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.:

We have audited the accompanying consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiary (the Company), as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Norfolk, Virginia

January 16, 2004

18	Hampton Roads Bankshares, Inc.

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets:
Cash and due from banks	$13,496,241	$7,939,519
Overnight funds sold	10,038,442	33,105,061

	23,534,683	41,044,580
Securities available-for-sale, at fair market value	70,526,784	43,738,985
Federal Home Loan Bank stock	875,000	685,000
Federal Reserve Bank stock	644,400	631,100

	72,046,184	45,055,085
Loans	210,774,864	203,183,511
Allowance for loan losses	(2,948,011)	(2,842,855)

Net loans	207,826,853	200,340,656
Premises and equipment	9,056,734	8,431,209
Interest receivable	1,387,819	1,278,851
Real estate acquired in settlement of loans	103,814	457,845
Deferred tax assets	950,614	962,436
Other assets	1,566,527	1,143,738

Total assets	$316,473,228	$298,714,400

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing demand	$78,096,345	$62,667,737
Interest bearing:
Demand	70,034,377	58,407,499
Savings	13,018,124	10,684,436
Time deposits:
Less than $100,000	64,803,856	70,630,990
$100,000 or more	31,480,629	41,483,080

Total deposits	257,433,331	243,873,742
Interest payable	413,846	535,811
Other liabilities	2,311,578	2,201,075
Other borrowings	15,000,000	12,992,853

Total liabilities	275,158,755	259,603,481
Shareholders’ equity:
Common stock, $.625 par value. Authorized 40,000,000 shares; issued and outstanding 7,908,708 shares in 2003 and 7,707,744 shares in 2002	4,942,943	4,817,340
Capital surplus	19,200,754	17,788,739
Accumulated other comprehensive income, net	510,061	598,774
Retained earnings	16,660,715	15,906,066

Total shareholders’ equity	41,314,473	39,110,919

Total liabilities and shareholders’ equity	$316,473,228	$298,714,400

See accompanying notes to the consolidated financial statements.

2003 Annual Report	19

Consolidated Statements of Income

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest Income:
Loans, including fees	$15,392,774	$15,387,395	$15,053,488
Investment securities	1,973,673	1,779,545	1,091,501
Overnight funds sold	102,461	176,747	411,884

Total interest income	17,468,908	17,343,687	16,556,873

Interest Expense:
Deposits:
Demand	445,188	577,318	792,020
Savings	83,936	103,215	158,795
Time deposits:
Less than $100,000	2,501,422	3,262,634	3,888,800
$100,000 or more	885,881	1,197,371	1,243,331
Other borrowings	502,921	272,456	3,892

Total interest expense	4,419,348	5,412,994	6,086,838

Net interest income	13,049,560	11,930,693	10,470,035
Provision for loan losses	370,000	1,100,000	334,000

Net interest income after provision for loan losses	12,679,560	10,830,693	10,136,035

Noninterest Income:
Service charges on deposit accounts	2,030,963	1,698,063	1,624,002
ATM surcharge fees	205,540	244,324	232,363
Gain on sale of investment securities	—	619,449	—
Other service charges and fees	1,173,971	809,152	642,726

Total noninterest income	3,410,474	3,370,988	2,499,091

Noninterest Expense:
Salaries and employee benefits	6,036,435	5,279,816	4,528,403
Occupancy	879,672	943,598	870,949
Data processing	439,862	411,232	382,049
Other	2,624,895	2,572,391	2,111,732

Total noninterest expense	9,980,864	9,207,037	7,893,133

Income before provision for income taxes	6,109,170	4,994,644	4,741,993
Provision for income taxes	2,086,155	1,696,609	1,611,682

Net income	$4,023,015	$3,298,035	$3,130,311

Basic earnings per share	$0.52	$0.43	$0.42

Diluted earnings per share	$0.50	$0.42	$0.41

Basic weighted average shares outstanding	7,805,231	7,606,446	7,509,793
Effect of dilutive stock options	189,020	176,020	188,984

Diluted weighted average shares outstanding	7,994,251	7,782,466	7,698,777

See accompanying notes to the consolidated financial statements.

20	Hampton Roads Bankshares, Inc.

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2003, 2002 and 2001

				Retained Earnings	Accumulated Other Comprehensive Income	Total
	Common Stock		Capital Surplus
	Shares	Amount
Balance at January 1, 2001	7,496,426	$4,685,266	$16,222,904	$13,300,884	$—	$34,209,054
Shares issued related to:
401(k) plan	9,189	5,743	67,770	—	—	73,513
Exercise of stock options	12,495	7,810	56,541	—	—	64,351
Payout of fractional shares	(44)	(28)	(410)	—	—	(438)
Tax benefit of stock option exercises	—	—	22,759	—	—	22,759
Net income	—	—	—	3,130,311	—	3,130,311
Cash dividends ($0.25 per share)	—	—	—	(1,876,571)	—	(1,876,571)

Balance at December 31, 2001	7,518,066	4,698,791	16,369,564	14,554,624	—	35,622,979
Comprehensive income:
Net income	—	—	—	3,298,035	—	3,298,035
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $308,460	—	—	—	—	598,774	598,774

Total comprehensive income						3,896,809
Shares issued related to:
401(k) plan	8,516	5,323	62,807	—	—	68,130
Exercise of stock options	103,187	64,492	554,845	—	—	619,337
Dividend reinvestment	142,960	89,350	1,120,091	—	—	1,209,441
Payout of fractional shares	(67)	(43)	(518)	—	—	(561)
Common stock repurchased and surrendered	(64,918)	(40,573)	(478,767)	—	—	(519,340)
Tax benefit of stock option exercises	—	—	160,717	—	—	160,717
Cash dividends ($0.26 per share)	—	—	—	(1,946,593)	—	(1,946,593)

Balance at December 31, 2002	7,707,744	4,817,340	17,788,739	15,906,066	598,774	39,110,919
Comprehensive income:
Net income	—	—	—	4,023,015	—	4,023,015
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $45,701	—	—	—	—	(88,713)	(88,713)

Total comprehensive income						3,934,302
Shares issued related to:
401(k) plan	9,192	5,745	67,791	—	—	73,536
Exercise of stock options	168,000	105,000	746,363	—	—	851,363
Dividend reinvestment	95,422	59,639	860,002	—	—	919,641
Payout of fractional shares	(101)	(63)	(966)	—	—	(1,029)
Common stock repurchased and surrendered	(71,549)	(44,718)	(642,517)	—	—	(687,235)
Tax benefit of stock option exercises	—	—	381,342	—	—	381,342
Cash dividends ($0.27 per share)	—	—	—	(2,096,476)	—	(2,096,476)
Cash dividends ($0.15 per share)	—	—	—	(1,171,890)	—	(1,171,890)

Balance at December 31, 2003	7,908,708	$4,942,943	$19,200,754	$16,660,715	$510,061	$41,314,473

See accompanying notes to the consolidated financial statements.

2003 Annual Report	21

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Operating Activities:
Net income	$4,023,015	$3,298,035	$3,130,311
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	537,306	522,857	548,580
Provisions for loan losses	370,000	1,100,000	334,000
Change in stock options payable	(196,018)	(112,813)	142,986
Net amortization of premiums and accretion of discounts on investment securities	(296,631)	(522,597)	(12,641)
(Gain) loss on sale of real estate acquired in settlement of loans	(64,986)	—	8,624
(Gain) loss on sale of premises and equipment	(8,002)	43,336	—
Gain on sale of securities	—	(619,449)	—
Deferred tax	57,523	(108,227)	11,130
Changes in:
Interest receivable	(108,968)	(184,999)	(82,090)
Other assets	(446,845)	(282,753)	(113,023)
Interest payable	(121,965)	(47,508)	(14,677)
Other liabilities	1,045,961	623,614	48,945

Net cash provided by operating activities	4,790,390	3,709,496	4,002,145

Investing Activities:
Proceeds from maturities and calls of investment securities	25,174,418	45,484,820	31,171,186
Proceeds from sales of investment securities	—	8,223,750	—
Purchase of investment securities	(51,800,000)	(82,125,000)	(22,870,000)
Purchase of Federal Home Loan Bank stock	(190,000)	(685,000)	—
Purchase of Federal Reserve Bank stock	(13,300)	(650)	(4,650)
Net increase in total loans	(7,436,243)	(14,501,301)	(32,095,899)
Purchase of premises and equipment	(1,144,423)	(327,366)	(392,902)
Cash proceeds from sale of premises and equipment	13,650	8,740	—
Cash received from rental income (paid for) development and improvement of real estate acquired in settlement of loans, net	(937)	17,459	42,154
Proceeds from sale of real estate acquired in settlement of loans	—	—	472,203

Net cash used in investing activities	(35,396,835)	(43,904,548)	(23,677,908)

Financing Activities:
Net increase in deposits	13,559,589	45,358,470	31,081,030
Net increase in other borrowings	2,007,147	9,757,853	3,235,000
Common stock repurchased and surrendered	(687,235)	(519,340)	—
Dividends reinvested	919,641	1,209,441	—
Proceeds from shares issued related to 401(k) plan	73,536	68,130	73,513
Cash proceeds from exercise of stock options	492,236	346,576	50,273
Dividends paid	(3,268,366)	(1,946,593)	(1,876,571)

Net cash provided by financing activities	13,096,548	54,274,537	32,563,245

Increase (decrease) in cash and cash equivalents	(17,509,897)	14,079,485	12,887,482
Cash and cash equivalents at beginning of year	41,044,580	26,965,095	14,077,613

Cash and cash equivalents at end of year	$23,534,683	$41,044,580	$26,965,095

Supplemental cash flow information:
Cash paid during the year for interest	$4,541,313	$5,460,502	$6,101,515
Cash paid during the year for income taxes	1,776,322	1,565,000	1,575,000
Supplemental noncash information:
Transfer between loans and real estate acquired in settlement of loans	419,954	81,118	14,681
Transfer between real estate acquired in settlement of loans and premises and equipment	—	168,312	—

See accompanying notes to the consolidated financial statements.

22	Hampton Roads Bankshares, Inc.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(1)	Accounting Policies

Hampton Roads Bankshares, Inc., a Virginia Corporation (the Company), was incorporated under the laws of the Commonwealth of Virginia on February 28, 2001, primarily to serve as a holding company for Bank of Hampton Roads (the Bank). On July 1, 2001, all Bank of Hampton Roads common stock, $0.625 par value, was converted to the common stock, $0.625 par value, of Hampton Roads Bankshares, Inc. on a share for share exchange basis, making the Bank a wholly owned subsidiary of the Company. This reorganization was accounted for in a manner similar to a pooling of interests. Accordingly, the prior period consolidated financial statements of the Company are identical to the prior period consolidated financial statements of the Bank.

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices of the banking industry. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Bank of Hampton Roads. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Nature of Operations

The Company has 15 branches located in Chesapeake, Suffolk, Norfolk and Virginia Beach, Virginia. The Company’s primary source of income is interest income from loans to small and middle market businesses.

(c)	Restrictions on Cash and Due from Bank Accounts

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank (FRB). Required reserves were $2,218,000 and $806,000 at December 31, 2003 and 2002, respectively.

(d)	Investment Securities

Investment securities are classified in three categories and accounted for as follows:

•	Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, a separate component of shareholders’ equity.

Gains and losses on sales of securities are computed based on specific identification of the adjusted cost of each security and included in other income. Amortization of premiums and accretion of discounts are computed by the effective yield method and included in interest income.

(e)	Federal Reserve Bank Stock and Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to at least 1% of the aggregate principal amount of its residential mortgage loans, or 5% of its borrowings from the FHLB, whichever is larger.

As a member of the Federal Reserve Bank (FRB), the Company is required to hold shares of FRB capital stock, $100 par value, in an amount equal to 6% of the Company’s total common stock and capital surplus.

FRB stock and FHLB stock are carried at cost.

2003 Annual Report	23

(f)	Loans

Loans are stated at the amount of unpaid principal less net deferred fees and an allowance for loan losses. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Fees collected and costs incurred in connection with loan originations are deferred and recognized over the term of the loan. It is the Company’s normal practice to cease the accrual of interest on loans based upon the delinquency status of the loan, as determined by the contractual terms of the loan, an evaluation of the collateral pledged, and the financial strength of the borrower.

The recorded investments in loans for which impairment has been recognized in accordance with Statement of Financial Accounting Standards (SFAS) Statement No. 114, Accounting by Creditors for Impairment of a Loan (an amendment of FASB Statements No. 5 and 15), the corresponding valuation allowance and the average recorded investments in impaired loans during each of the three years in the period ended December 31, 2003 were immaterial.

A loan is deemed impaired when it is probable that the Company is unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured at the present value of their expected future cash flows by discounting those cash flows at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. Interest on impaired loans is accrued and recorded as income based upon the principal amount outstanding, except for nonaccrual loans, for which interest is not accrued. Interest accrual resumes when the loan is no longer 90 or more days past due and the borrower, in management’s opinion, is able to meet payments as they become due.

(g)	Allowance for Loan Losses

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in the year including the enactment date and is measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management doe s not believe a valuation allowance is necessary at December 31, 2003

24	Hampton Roads Bankshares, Inc.

or 2002 as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

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

The Company adopted the disclosure only provision of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. These statements allow an entity to continue to measure compensation cost for these plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options.

Pro forma information regarding net income and earnings per share as required by SFAS No. 123 and SFAS No. 148 has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value of all currently outstanding options was estimated at the date of the grant using a minimum value option pricing model. Pro forma results and a summary of the assumptions used for 2003, 2002 and 2001 are as follows:

Years Ended December 31,	2003	2002	2001
Reported net income	$4,023,015	$3,298,035	$3,130,311
Stock-based compensation expense (net of tax)
Actual expense based on APB No. 25	163,920	160,561	162,642
Pro forma expense based on SFAS No. 123	(157,883)	(133,334)	(173,784)

Pro forma net income	$4,029,052	$3,325,262	$3,119,169

Net income per share:
Basic-as reported	$0.52	$0.43	$0.42
Basic-pro forma	0.52	0.44	0.42
Diluted-as reported	0.50	0.42	0.41
Diluted-pro forma	0.50	0.43	0.41

December 31,	2003	2002	2001
Assumptions:
Risk-free interest rate	3.25%	3.50%	3.90%
Dividend paid	$0.30	$0.25	$0.25
Weighted average expected life (years)	7.00	7.00	7.00

Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a representative single measure of the fair value at which transactions may occur.

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

2003 Annual Report	25

(o)	Statement of Cash Flows

For purposes of reporting cash flows, the Company considers cash and due from banks, and overnight funds sold as cash and cash equivalents. Generally, overnight funds include federal funds sold and high quality money market instruments which hold short-term debt securities that are U.S. Government issued or guaranteed.

(p)	Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) within the Company’s consolidated financial statements. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

(q)	Reclassification

Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 presentation.

(2)	Investment Securities

The amortized cost and estimated market values of investment securities at December 31, 2003 and 2002 were as follows:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale Securities:
U.S. Agency securities	$69,738,605	$849,364	$76,588	$70,511,381
Mortgage backed securities	15,359	44	—	15,403

Total available-for-sale securities	$69,753,964	$849,408	$76,588	$70,526,784

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale Securities:
U.S. Agency securities	$42,811,920	$907,143	$—	$43,719,063
Mortgage backed securities	19,831	91	—	19,922

Total available-for-sale securities	$42,831,751	$907,234	$—	$43,738,985

On December 31, 2002, investment securities classified as held-to-maturity with an amortized cost of $50,436,052 were transferred to the available-for-sale classification in order to provide more flexibility in managing the interest-rate risk in the investment security portfolio. These investment securities had gross unrealized gains of $907,234. Also, on December 31, 2002, an investment security with an amortized cost of $7,604,301 was sold, and a gain of $619,449 was recognized in the fourth quarter of 2002. There were no sales of securities in 2003 or 2001.

The amortized cost and estimated market value of debt securities at December 31, 2003 by contractual maturity were as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Market Value
Due in one year or less	$13,085,683	$13,209,063
Due after one year through five years	52,604,284	53,258,568
Due after five years through ten years	4,048,638	4,043,750
Due after ten years	15,359	15,403

	$69,753,964	$70,526,784

26	Hampton Roads Bankshares, Inc.

At December 31, 2003 and 2002, the Company had investment securities with carrying values of $16,137,745 and $16,835,141, respectively, pledged to secure public deposits, $1,025,313 and $1,016,250, respectively, pledged to secure treasury, tax and loan deposits, and $2,258,904 and $1,757,543, respectively, pledged to secure FRB borrowings. At December 31, 2003, the Company had investment securities with carrying values of $14,742,656 pledged to secure FHLB of Atlanta borrowings.

(3)	Loans and Allowance for Loan Losses

The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending area. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ abilities to honor their contracts is dependent upon the economic environment of the lending area.

Major classifications of loans at December 31, 2003 and 2002 were:

	2003	2002
Commercial	$59,334,061	$62,006,833
Construction	44,464,644	35,969,610
Real estate - commercial mortgage	74,864,664	62,610,803
Real estate - residential mortgage	15,595,314	20,340,961
Installment loans to individuals	16,493,034	22,217,230
Deferred loan fees and related costs	23,147	38,074

	$210,774,864	$203,183,511

Non-performing assets at December 31, 2003 and 2002 were:

	2003	2002
Loans 90 days past due and still accruing interest	$112,126	$197,684
Nonaccrual loans	107,601	78,443
Real estate acquired in settlement of loans	103,814	457,845

	$323,541	$733,972

Transactions affecting the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Balance at beginning of year	$2,842,855	$2,121,137	$1,969,271
Provision for loan losses	370,000	1,100,000	334,000
Loans charged off	(298,629)	(434,326)	(215,014)
Recoveries	33,785	56,044	32,880

Balance at end of year	$2,948,011	$2,842,855	$2,121,137

(4)	Premises, Equipment and Leases

Premises and equipment at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Land	$3,213,052	$2,860,152
Buildings and improvements	5,712,314	5,050,549
Equipment, furniture and fixtures	3,825,578	3,742,070

	12,750,944	11,652,771
Less accumulated depreciation	(3,694,210)	(3,221,562)

	$9,056,734	$8,431,209

The Company leases the land upon which its Crossroads branch office is located. In addition, the Company also leases the buildings in which the Orchard Square, MacArthur Center, Great Neck, Little Creek and Pembroke branch offices are located, as well as its loan processing department. The lease terms range from three to ten years.

Total rent expense was $322,581 in 2003, $398,136 in 2002, and $320,254 in 2001.

2003 Annual Report	27

Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2003 were:

2004	$277,784
2005	209,169
2006	183,218
2007	104,521
2008	104,471
2009 - 2012	217,397

$1,096,560

(5)	Deposits

The maturities of time deposits of $100,000 or more at December 31, 2003 and 2002 were as follows:

	2003		2002
	Time Certificates	Other Time	Time Certificates	Other Time
Maturity of:
3 months or less	$12,108,287	$100,255	$22,432,787	$223,177
Over 3 months - 6 months	4,213,792	122,820	2,736,537	—
Over 6 months - 12 months	4,925,113	242,850	6,958,975	233,210
1 year - 2 years	2,528,743	715,846	1,874,266	220,707
2 years - 3 years	1,574,915	—	2,040,059	712,671
3 years - 4 years	3,173,076	145,670	908,394	145,850
4 years - 5 years	1,629,262	—	2,996,447	—

Total	$30,153,188	$1,327,441	$39,947,465	$1,535,615

(6)	Other Borrowings

The Company had a $5,000,000 line of credit that expired January 8, 2004 and had been repaid prior to December 31, 2003. The balance outstanding was $2,992,853 at December 31, 2002. The line of credit was unsecured with a floating interest rate equal to Wall Street Journal prime less .50% (3.50% and 3.75% at December 31, 2003 and 2002, respectively). The line of credit had a 12-month term with interest-only payments due monthly and any unpaid principal and accrued interest due in full at the end of the 12-month term.

At December 31, 2003 and 2002, the Company had borrowings from the FHLB system totaling $15,000,000 and $10,000,000, respectively, at interest rates ranging from 2.25% to 4.56% at December 31, 2003 and 2.84% to 4.56% at December 31, 2002. Maturities of FHLB borrowings at December 31, 2003 were:

2004	$2,500,000
2005	2,500,000
2006	2,500,000
2007	2,500,000
2008	5,000,000

$15,000,000

The borrowings were collateralized by a blanket lien on the Company’s 1-4 family residential real estate loans, with a carrying value of $13.4 million and $18.2 million as of December 31, 2003 and 2002, respectively. In addition, the Company pledged investment securities with carrying values of $14.7 million to collateralize the borrowings at December 31, 2003. Interest only is payable on a monthly basis until maturity.

28	Hampton Roads Bankshares, Inc.

(7)	Income Taxes

Total income tax was allocated for the years ended December 31, 2003, 2002 and 2001 as follows:

December 31,	2003	2002	2001
Provision for income taxes	$2,086,155	$1,696,609	$1,611,682
Shareholders' equity for unrealized gain on securities available-for-sale	(45,701)	308,460	—
Shareholders' equity for tax benefit for excess of fair value above cost of stock option plans	(381,342)	(160,717)	(22,759)

	$1,659,112	$1,844,352	$1,588,923

Income tax expense (benefit) applicable to income before taxes consists of:

December 31,	2003	2002	2001
Current	$2,028,632	$1,804,836	$1,600,552
Deferred	57,523	(108,227)	11,130

	$2,086,155	$1,696,609	$1,611,682

The significant components of deferred income tax expense (benefit) were as follows:

December 31,	2003	2002	2001
Deferred income tax expense (benefit)	$20,941	$(144,809)	$(25,452)
NOL carryforward	36,582	36,582	36,582

	$57,523	$(108,227)	$11,130

The provisions for income taxes for the years ended December 31, 2003, 2002 and 2001 differ from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes. The differences were as follows:

	2003	2002	2001
Income taxes at statutory rates	$2,077,118	$1,698,179	$1,612,278
Increase (decrease) resulting from:
Nondeductible expense	8,167	2,534	2,691
Other	870	(4,104)	(3,287)

Income tax expense	$2,086,155	$1,696,609	$1,611,682

At December 31, 2003, the Company had net operating loss carryforwards of $322,785 for income tax purposes that expire in years 2006 and 2007, resulting from a 1992 acquisition. The amount of net operating loss carryforward utilization is limited to $107,595 per year.

2003 Annual Report	29

Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2003 and 2002 were as follows:

	2003	2002
Deferred tax assets:
Allowance for loan losses	$884,664	$836,197
Deferred directors’ fees	46,118	44,267
Nonqualified deferred compensation	642,751	654,529
Net operating loss carryforward	109,747	146,329
Other	14,222	570

Total deferred tax assets	1,697,502	1,681,892

Deferred tax liabilities:
Depreciation	484,129	410,996
Unrealized gain on securities available-for-sale	262,759	308,460

Total deferred tax liabilities	746,888	719,456

Net deferred tax assets	$950,614	$962,436

(8)	Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of the Company’s involvement or “credit risk.”

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. Contractual amounts at December 31, 2003 and 2002 were:

	2003	2002
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$55,643,351	$50,185,268
Standby letters of credit	9,912,380	10,171,780

	$65,555,731	$60,357,048

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, and real estate. At December 31, 2003, there was no allowance for standby letters of credit. Management does not anticipate any material losses will arise from additional funding of the aforementioned lines of credit or letters of credit. Loans approved, but not yet funded, at December 31, 2003 were $27,811,323.

(9)	Profit Sharing Plan and Supplemental Retirement Plan

        The Company has a defined contribution 401(k) plan. All employees who are 21 years of age and have completed one year of service are eligible to participate. Under the plan, employees may contribute the lesser of $12,000, or 20% of their annual salary, and the Company will contribute 25% of the employees’ contributions up to 10%. The Company may also make an additional discretionary contribution. Company contributions will not exceed the maximum amount deductible annually for income tax purposes. The Company made discretionary contributions of $152,250, $129,000 and $143,381 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company also made matching contributions of $46,397, $40,271 and $38,765 for the years ended December 31, 2003, 2002 and 2001, respectively. Beginning in 1997, the

30	Hampton Roads Bankshares, Inc.

Company began offering its stock as an investment option under the 401(k) plan. The plan purchased 9,192, 8,516, and 9,189 shares at a price of $8.00 per share each year 2003, 2002 and 2001, respectively. The Company is the plan’s trustee.

In 1993, the Company entered into a Supplemental Retirement Agreement for an officer to provide an annual post retirement benefit. The Company expensed $169,299, $76,701, and $69,701 in 2003, 2002, and 2001, respectively, related to this agreement. In 2003, the Plan Retirement Date was changed from November 9, 2015 to November 9, 2010.

(10)	Dividend Reinvestment and Optional Cash Purchase Plan

The Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. Through the first quarter of 2003, the plan also enabled shareholders to purchase up to $1,000 per quarter of additional common stock. The stock purchased through the plan directly from the Company, is valued at the weighted average sales price of the Company’s common stock in transactions occurring during the 60 calendar days immediately prior to the purchase date. The purchase price of shares purchased on the open market is the actual current market price of the shares purchased on the applicable purchase date. In September 2003, $778,394 of the $1,171,890 total dividend declared was reinvested at $9.67 per share for 80,446 shares. In March 2003, $1,381,273 of the $2,096,476 total dividend declared was reinvested at $10.08 per share for 137,031 shares. In March 2002, $1,303,719 of the $1,946,593 total dividend declared was reinvested at $8.46 per share for 154,104 shares. In March 2001, $1,238,355 of the $1,876,571 total dividend declared was reinvested at $10.37 per share for 119,417 shares. Under the Optional Cash Purchase Plan, 10,905, 25,565, and 35,827 shares were purchased at prices ranging from $10.22 to $9.50 per share, $9.00 to $7.94 per share, and $10.50 to $9.02 per share for 2003, 2002, and 2001, respectively. When available, shares for sale on the open market are used to satisfy the shares purchased through the Dividend Reinvestment and Optional Cash Purchase Plan.

(11)	Stock Options

The Company has a Stock Option Plan under which the Company may grant options to its directors and employees for shares of common stock. During 2003 and 2002, the Company authorized the grant of options to employees and directors for 106,928 and 101,737 shares, respectively, of the Company’s common stock under the plan.

The Company has a Directors’ Deferred Compensation Agreement which allows directors to purchase options for the Company’s common stock where the directors’ fees reduce the exercise price for shares up to 50% of an amount that represents the fair market value of the stock. The directors purchased 27,376 and 30,604 options in 2003 and 2002, respectively, under this agreement. All options, when granted, have 10-year terms and are fully vested and exercisable at the date of grant. Both of the above mentioned plans have been approved by the Company’s shareholders.

A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance at January 1, 2001	900,434	$5.6349
Granted	131,962	6.7670
Exercised	(13,250)	4.2826
Expired	(2,902)	6.4426

Balance at December 31, 2001	1,016,244	5.7972
Granted	132,341	6.7872
Exercised	(115,820)	3.8264
Expired	(2,566)	9.0152

Balance at December 31, 2002	1,030,199	6.1379
Granted	134,304	8.4519
Exercised	(211,785)	7.4300

Balance at December 31, 2003	952,718	$6.8981

2003 Annual Report	31

In 2003 and 2002, 211,785 and 115,820 options were exercised, respectively; however, only 168,000 and 103,187 new shares, respectively, were issued since 43,785 and 12,633 shares, respectively, of previously acquired stock were used to exercise some of the options.

Exercise prices for options outstanding and exercisable as of December 31, 2003 were as follows:

Range of Exercise Prices	Number of Options	Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 2.925 - $ 4.000	235,527	4.14	$3.4956
$ 4.665 - $ 5.970	158,459	4.07	5.3609
$ 6.530 - $ 8.770	357,832	7.53	7.8759
$10.100 - $11.800	200,900	7.66	10.8130

$ 2.925 - $11.800	952,718	6.14	$6.8981

(12)	Employment Agreements

The Company has employment agreements with eight officers. Two of the agreements expire in 2004, two expire in 2006, three expire in 2007, and one expires in 2008. Unless the officer is notified in writing prior to the last day of the 48th consecutive month, the agreement will automatically renew for an additional period of 60 months. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(13)	Other Expenses

A summary of other expenses for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Stationery and office supplies	$170,277	$149,043	$130,700
Advertising and marketing	287,700	355,083	191,096
Telephone and postage	328,319	317,327	253,304
Professional	131,678	145,690	68,379
Bank franchise tax	228,594	244,018	225,203
Equipment	149,730	134,736	134,506
ATM and VISA Check Card expense	309,444	289,276	242,331
Directors’ and advisory board fees	228,525	219,875	222,050
Other	790,628	717,343	644,163

	$2,624,895	$2,572,391	$2,111,732

(14)	Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The amount of dividends the Bank may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. At December 31, 2003, the amount available was approximately $2.2 million. Loans and advances are limited to 10% of the Bank’s capital stock and surplus. As of December 31, 2003, funds available for loans or advances by the Bank to the Company amounted to $2.2 million.

(15)	Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements of the FRB. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Management believes that, as of December 31, 2003, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the FRB categorized the Company and the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum amounts and ratios, as set forth in the table that follows, must be maintained. There are no conditions or events since that notification that management believes have changed the Company’s or Bank’s category.

32	Hampton Roads Bankshares, Inc.

A summary of the Company’s and the Bank’s required and actual capital components follows:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003
Tier 1 Capital:
Consolidated Company	$40,805	17.01%	$9,593	4.00%	$14,390	6.00%
Bank	37,088	15.48	9,581	4.00	14,371	6.00
Total Risk-Based Capital:
Consolidated Company	43,753	18.24	19,186	8.00	23,983	10.00
Bank	40,036	16.72	19,161	8.00	23,952	10.00
Leverage Ratio:
Consolidated Company	40,805	13.06	12,498	4.00	15,623	5.00
Bank	37,088	11.88	12,486	4.00	15,608	5.00

As of December 31, 2002
Tier 1 Capital:
Consolidated Company	$38,496	17.21%	$8,947	4.00%	$13,421	6.00%
Bank	33,920	15.29	8,874	4.00	13,310	6.00
Total Risk-Based Capital:
Consolidated Company	41,293	18.46	17,894	8.00	22,368	10.00
Bank	36,694	16.54	17,747	8.00	22,184	10.00
Leverage Ratio:
Consolidated Company	38,496	13.37	11,517	4.00	14,396	5.00
Bank	33,920	11.84	11,461	4.00	14,326	5.00

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

The following methods and assumptions were used by the Company in estimating fair value for its financial instruments, as defined by SFAS No. 107:

(a)	Cash and Due from Banks and Overnight Funds

The carrying amount approximates fair value.

(b)	Securities Available-for-Sale

Fair values are based on published market prices or dealer quotes. Available-for-sale securities are carried at their aggregate fair value.

(c)	Federal Home Loan Bank Stock and Federal Reserve Bank Stock

The carrying amount approximates fair value.

2003 Annual Report	33

(d)	Loans

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

Included in other borrowings are notes payable to the FHLB, whose fair value is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities. The carrying amounts of the other borrowed funds approximates fair value.

(h)	Commitments to Extend Credit and Standby Letters of Credit

The fair value of commercial lending related letters of credit and commitments is estimated as the amount of fees currently charged to enter into similar agreements, taking into account the present creditworthiness of the counter parties.

The estimated fair values of the Company’s financial instruments required to be disclosed under SFAS No. 107 at December 31, 2003 and 2002 were:

	2003		2002
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Cash and due from banks	$13,496,241	$13,496,241	$7,939,519	$7,939,519
Overnight funds sold	10,038,442	10,038,442	33,105,061	33,105,061
Federal Home Loan Bank stock	875,000	875,000	685,000	685,000
Federal Reserve Bank stock	644,400	644,400	631,100	631,100
Securities available-for-sale	70,526,784	70,526,784	43,738,985	43,738,985
Loans	210,774,864	221,839,635	203,183,511	215,257,858
Interest receivable	1,387,819	1,387,819	1,278,851	1,278,851
Deposits	257,433,331	260,102,206	243,873,742	246,858,827
Interest payable	413,846	413,846	535,811	535,811
Other borrowings	15,000,000	15,202,559	12,992,853	13,248,745
Commitments to extend credit and standby letters of credit	—	655,557	—	603,570

(17)	Subsequent Events

On January 13, 2004, the Company declared a cash dividend of $0.15 per share payable March 15, 2004, to shareholders of record on February 14, 2004.

34	Hampton Roads Bankshares, Inc.

(18)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the years ended December 31, 2003 and 2002 is as follows:

	2003
	Fourth	Third	Second	First
Interest income	$4,319,472	$4,365,677	$4,420,304	$4,363,455
Interest expense	1,025,060	1,089,790	1,117,741	1,186,757

Net interest income	3,294,412	3,275,887	3,302,563	3,176,698
Provision for loan losses	105,000	96,000	84,000	85,000
Noninterest income	884,039	871,148	841,145	814,142
Noninterest expense	2,509,618	2,551,030	2,483,138	2,437,078

Income before provision for income taxes	1,563,833	1,500,005	1,576,570	1,468,762
Provision for income taxes	540,517	510,742	536,546	498,350

Net income	$1,023,316	$989,263	$1,040,024	$970,412

Basic earnings per share	$0.13	$0.13	$0.13	$0.13

Diluted earnings per share	$0.13	$0.12	$0.13	$0.12

	2002
	Fourth	Third	Second	First
Interest income	$4,546,454	$4,500,131	$4,310,010	$3,987,092
Interest expense	1,316,828	1,417,334	1,371,673	1,307,159

Net interest income	3,229,626	3,082,797	2,938,337	2,679,933
Provision for loan losses	731,000	147,000	123,000	99,000
Noninterest income	1,339,993	713,226	709,030	608,739
Noninterest expense	2,401,501	2,362,242	2,284,082	2,159,212

Income before provision for income taxes	1,437,118	1,286,781	1,240,285	1,030,460
Provision for income taxes	488,716	437,548	419,988	350,357

Net income	$948,402	$849,233	$820,297	$680,103

Basic earnings per share	$0.12	$0.11	$0.11	$0.09

Diluted earnings per share	$0.12	$0.11	$0.10	$0.09

2003 Annual Report	35

(19)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2003 and 2002 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2003, of Hampton Roads Bankshares, Inc., parent company only, are presented below. For 2001, the amounts included are from the date of commencement of the Holding Company, July 1, 2001 through December 31, 2001.

Condensed Balance Sheets

	December 31, 2003	December 31, 2002
Assets:
Cash on deposit with Bank	$3,460,745	$4,247,583
Receivable from Bank	1,217,658	1,439,563
Investment in Bank	37,598,436	34,534,460
Investment in affiliates	280,000	280,000
Loan	—	2,992,853
Other assets	26,744	40,508

Total assets	$42,583,583	$43,534,967

Liabilities and Shareholders’ Equity:
Other borrowings	$—	$2,992,853
Other liabilities	1,269,110	1,431,195
Shareholders' equity	41,314,473	39,110,919

Total liabilities and shareholders' equity	$42,583,583	$43,534,967

Condensed Statements of Income

	For the Year ended December 31, 2003	For the Year ended December 31, 2002	For the Period July 1, 2001- December 31, 2001
Income:
Dividends from Bank	$1,171,890	$4,965,933	$200,000
Dividends from affiliates	140,700	14,001	—
Interest income	56,446	23,882	4,721

Total income	1,369,036	5,003,816	204,721
Expenses:
Interest expense	36,254	18,313	3,801
Other expense	40,014	95,708	3,190

Total expense	76,268	114,021	6,991

Income before income taxes and equity in undistributed earnings of subsidiary	1,292,768	4,889,795	197,730
Income tax (provision) benefit	(41,101)	25,887	772
Equity in undistributed earnings of subsidiary	2,771,348	(1,617,647)	1,469,538

Net income	$4,023,015	$3,298,035	$1,668,040

36	Hampton Roads Bankshares, Inc.

Condensed Statements of Cash Flows

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 1, 2001- December 31, 2001
Operating Activities:
Net income	$4,023,015	$3,298,035	$1,668,040
Adjustments:
Equity in undistributed earnings of subsidiaries	(2,771,348)	1,617,647	(1,469,538)
Depreciation and amortization	7,690	7,573	1,048
Change in other assets	227,979	119,515	(1,708,207)
Change in other liabilities	196,014	173,106	1,530,290

Net cash provided by operations	1,683,350	5,215,876	21,633

Investing Activities:
Change in loans	2,992,853	242,147	(3,235,000)
Investment in affiliates	—	(180,000)	—

Net cash provided by (used in) investing activities	2,992,853	62,147	(3,235,000)

Financing Activities:
Net decrease in short-term borrowings	(2,992,853)	(242,147)	3,235,000
Common stock repurchased and surrendered	(687,235)	(519,340)	—
Dividends paid	(3,268,366)	(1,946,593)	—
Dividends reinvested	919,641	1,209,441	—
Cash proceeds from exercise of stock options	492,236	346,576	—
Proceeds from shares issued to 401(k) plan	73,536	68,130	31,860

Net cash provided by (used in) financing activities	(5,463,041)	(1,083,933)	3,266,860

Increase (decrease) in cash and cash equivalents	(786,838)	4,194,090	53,493
Cash and cash equivalents at beginning of year	4,247,583	53,493	—

Cash and cash equivalents at end of year	$3,460,745	$4,247,583	$53,493

(20)	Related Party Transactions

On December 1, 2001, the Company purchased a 10% interest in Tidewater Home Funding, LLC (THF). The Company accounts for this investment under the cost method. On December 19, 2001, both the Company and the Bank established a warehouse credit facility for THF for up to $5,000,000 and $5,194,950, respectively. As of December 31 2002, $2,992,853, was outstanding with the Company under the warehouse line at a rate of 5.25%. The warehouse line with the Company was not in use as of December 31, 2003. The warehouse line with the Bank as of December 31, 2003 and 2002, had $1,548,807 and $5,171,556 outstanding, at a rate of 4.50% and 4.75%, respectively.

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. At December 31, 2003 and 2002, loans to executive officers, directors and their associates amounted to $14,900,918 and $10,863,597, respectively. During 2003, additional loans and repayments of loans by executive officers, directors and their associates were $11,027,124 and $6,989,803, respectively.

2003 Annual Report	37

Office Locations

38	Hampton Roads Bankshares, Inc.

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

Richard G. Pretlow

Pretlow & Sons Funeral Home

Elizabeth F. St. John

Supervisor, 1st District Court, City of Chesapeake

Indian River

Warren L. Aleck

Chairman

Jack W. Gibson

Bank of Hampton Roads

Eric C. Anderson

Lakeside Construction Corporation

Stuart H. Buxbaum

S & E Builders

Leigh Anne Folkes

Hassell & Folkes, P.C.

Izaak D. Glasser

Glasser & Macon, P.C.

Michael A. Leanzo

Mid-Atlantic Coatings, Inc.

Corporate Landing

Patricia M. Windsor

Chairman

Jack W. Gibson

Bank of Hampton Roads

Walter J. Blasczak

Retired, U.S. Navy

John E. Freese

Lewis and Freese Advertising

David E. Kellam

Kellam and Eaton, Inc.

James W. Lam

Attorney & Counselor at Law

Norris W. Shirley

Retired Farmer

Cynthia W. Snyman

Slip-Free Systems of Virginia

MacArthur Center

Robert H. Powell, III

Chairman

Jack W. Gibson

Bank of Hampton Roads

Robert G. Bagley

Bank of Hampton Roads

Edward L. Ladd

MacArthur Center

Darrell L. Long

Club Soda, Havana-Norfolk, Havana-Virginia Beach

Jonathan L. Thornton

Pierce & Thornton

William F. Whitlow

Whitlow & Baker

Michael P. Zarpas

Global Real Estate Investment

Market Street

Bobby L. Ralph

Chairman

Jack W. Gibson

Bank of Hampton Roads

Adrian T. Robertson

Allied Concrete

James R. Rountree

Rountree Construction Co., Inc.

James F. Russell

Supreme Petroleum, Inc.

J. Wayne Scott

Frank E. Sheffer & Co.

Kent B. Spain

J. Walter Hosier & Son Insurance Agency

Robert B. Speight

N & S Limited

Gayle F. Upchurch

The Shoetique

2003 Annual Report	39

Orchard Square

William J. Hearring

Chairman

Jack W. Gibson

Bank of Hampton Roads

William B. Cross

Ashdon Builders, Inc.

Richard H. Matthews

Pender & Coward, P.C.

Robert L. Samuel, Jr.

Williams Mullen

Jeffrey A. Valentine

The Frieden Agency, Inc.

Portsmouth Boulevard

Henry P. Barham, D.D.S.

Chairman

Jack W. Gibson

Bank of Hampton Roads

Phil L. Black

Century 21

Jonnie Gayle Franklin

Investor

Thomas F. May

Vexon Chemicals, Inc.

JoAnn H. Nesson

John C. Holland Enterprises

Hugo A. Owens, Jr.

Chesapeake City Schools/Jani-King, Inc

Judson H. Rodman

Rodman’s Bar-B-Que

Pat E. Viola

Vico Construction Corporation

Princess Anne

L. Steve Gossett

Chairman

Jack W. Gibson

Bank of Hampton Roads

N. Merrill Beck, Jr.

Beck Associates, P.C.

George Ray Bunch, Jr.

Budget Rent A Car

Donald M. Koble

Steve’s Auto Sales

Yale Nesson

AARD Screenprinters & Embroidery

Neal S. Windley

Goodwill Industries

Little Creek

W. Lewis Witt

Chairman

Jack W. Gibson

Bank of Hampton Roads

Elaine Czohara

Adams Outdoor Advertising

Edward A. Fiorella

Norfolk Sheriff’s Office

Joseph L. Hoggard

Restauranteur

Robert J. McCabe

Sheriff, City of Norfolk

George Stenke

Investor

W. Randy Wright

Randy Wright’s Printing

Robert L. Young

Cottage Toll Exxon

Moyock

Rodney L. Foster

Chairman

Jack W. Gibson

Bank of Hampton Roads

Christopher H. Falk

Attorney at Law

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

James D. Marx

In Touch Designs, Inc.

Townsend Oast

Retired Past President of Virginia Bankers Association

Kenneth R. Sims

Custom Stone Company, Inc.

Kevin R. Sims

Custom Stone Company, Inc.

Leo Thomas

Ron Zoby Tours

Jeffrey M. Tourault

Atlantic Foundations, Inc.

Pembroke

Douglas J. Glenn

Chairman

Jack W. Gibson

Bank of Hampton Roads

B. G. Campbell

Community Group, Inc.

John Katsias

Katsias Company

Pete O. Kotarides

The Kotarides Companies

Aubrey L. Layne, Jr.

Great Atlantic Management Company, Inc.

Robert A. Widener

Ainslie Widener, Inc.

Benjamin J. Willis, III

Willis Furniture Company, Inc.

40	Hampton Roads Bankshares, Inc.

Our Privacy Policy

Hampton Roads Bankshares, Inc., and its affiliate, Bank of Hampton Roads, have never shared nonpublic personal information except as required by law, and we will continue to safeguard your privacy.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Categories of Information That We May Collect

We collect nonpublic personal information about you from the following sources:

•	Information we receive from you on applications or other forms, such as: your name, address, social security number, assets, and income.

•	Information about your transactions with us, or others, such as: your account balance, payment history, parties to transactions, and credit card usage.

•	Information we receive from a consumer reporting agency, such as: your credit worthiness and credit history.

Categories of Information That We Disclose

We do not disclose any nonpublic personal information about our customers or former customers to anyone, nor between affiliates, except as permitted by law, but we may disclose all of the above information that we collect as described above to service providers.

Keeping Up-To-Date With Our Privacy Policy

Hampton Roads Bankshares, Inc. and Bank of Hampton Roads will provide notice of our privacy policy annually, as long as you maintain an ongoing relationship with us. In the interim, visit us at our website shown below and learn more about the products we offer such as: Telephone Banking, Internet Banking, VISA Check Cards, as well as Mortgage and Home Equity products.

www.bankofhamptonroads.com

If you have any questions regarding our Privacy Policy or any of the products we offer, please call us at (757) 436-1000, or visit one of our 15 conveniently located offices.

.

Hampton Roads Bankshares, Inc.

201 Volvo Parkway

Chesapeake, Virginia 23320

757.436.1000

www.bankofhamptonroads.com