Form 10-K, Exhibit 13
period 2004-12-31
HAMPTON ROADS BANKSHARES INC
filed 2005-03-15
CIK 1143155

TABLE OF CONTENTS

President’s Message	2
Financial Highlights	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	6
Management’s Report on Internal Control Over Financial Reporting	20
Report of Independent Registered Public Accounting Firm	21
Consolidated Balance Sheets	22
Consolidated Statements of Income	23
Consolidated Statements of Shareholders’ Equity	24
Consolidated Statements of Cash Flows	25
Notes to Consolidated Financial Statements	26
Shareholder Information	42
Advisory Board Members	43
Office Locations	Inside Back Cover

RESOLUTION

of the

BANK OF HAMPTON ROADS

for

WILLIAM J. HEARRING

It is with the deep sense of personal loss that the members of the Board of Directors of the Bank of Hampton Roads pay tribute to William J. Hearring, who unexpectedly passed away on the eighteenth day of August, 2004.

William J. Hearring joined the Board of Directors of the Bank of Hampton Roads in 1999, and strongly supported the Bank from its beginning as a shareholder and customer. He was respected for his valuable contributions to this Board, for his many business accomplishments, and for his dedication to our community. His commitment to excellence and perfection was evident in all of his many relationships. Mr. Hearring’s integrity, professional knowledge and keen business acumen helped guide the Bank of Hampton Roads to be the successful organization it is today.

Not only was William J. Hearring a successful businessman, he was an exemplary citizen as well. Prior to his career in real estate development, he served in the United States Army as an officer and pilot in the Vietnam War. He also worked as a teacher in the City of Virginia Beach Public Schools System. Mr. Hearring performed a leadership role in many local organizations including the Hampton Roads Sanitation District Commission, the Hampton Roads Chamber of Commerce, the Tidewater Builders Association, and the Chesapeake Airport Authority. His generosity touched many organizations including the Chesapeake YMCA, Paint Your Heart Out, the United Way of South Hampton Roads, and Habitat for Humanity. The former mayor of Chesapeake described Mr. Hearring as “a builder of not just homes, but of communities.”

THEREFORE, be it resolved that in recognition of his outstanding service, high character ability, and in appreciation for the manner in which he gave of himself to his community and friends, that this resolution be spread on the minutes this date, September 28, 2004, and that a suitably prepared copy therefore be delivered to his devoted wife, Mrs. Mary Simmons Hearring, as a token of the high esteem in which he is held by the members of the Board of Directors of the Bank of Hampton Roads.

PRESIDENT’S MESSAGE

New Premium Savings Account

Our PREMIUM SAVINGS is one of the highest-paying savings accounts in the market. The interest rate is competitive with long-term rates such as those currently offered on two year and longer certificates of deposit. Plus, the account provides you with access to your funds up to six times per quarter without penalty. This account truly offers you the “best of all worlds” –high interest rates, no lengthy commitments, and no-penalty access to your money!

Dear Shareholder:

I am pleased to present your Company’s 2004 Annual Report, which showcases our seventeenth consecutive year of record earnings and strong financial performance.

Every year your Company is faced with new challenges to overcome and different opportunities to evaluate to ensure that it continues its superlative track record. In 2004, we experienced our fair share of both.

During the first half of the year, the Company’s net interest margin continued to be repressed by the low interest rate environment promoted by the Federal Reserve. Then, mid way through the year, the Fed began to tighten its economic policy by slightly raising the federal funds rate at its June meeting. Modest rate increases continued at every subsequent Federal Open Market Committee (FOMC) meeting, and by year-end, the interest rate increases totaled 125 basis points. During the fourth quarter of 2004, the cumulative rate increases helped the Company’s net interest margin rebound to what is considered a normal level based upon our past performance. To illustrate, our net interest margin was 4.98% for the fourth quarter compared to 4.71% for the entire year. Based on recent actions and reports by the FOMC, I expect this positive trend of improving margins to carry on into 2005.

While the low interest rate environment did little to help our margins, it positively contributed to unprecedented growth in our loan portfolio. At year-end 2004, our loans totaled $275 million, up $64 million or 31% over year-end 2003. Loan demand was very strong throughout the year and as a result, our loan officers originated 1,459 new loans totaling $210 million. Growth was strongest in those loans associated with real estate and land development opportunities. Consequently, total assets increased 9% from December 31, 2003 to end the year at a record high of $345 million while total deposits increased $18 million, or 7%, to a record $275 million at December 31, 2004.

The Company’s net income for 2004 was a record-high $4.1 million, an increase of 3% over the previous year. The increase in net income relative to the enormous growth in loans demonstrates the importance and effect of the net interest margin in our business. The lower the Company’s net interest margin, the less income it produces from earning assets such as loans and

Loan demand was very strong throughout the year and as a result, our loan officers originated 1,459 new loans totaling

$210 million.

2	Hampton Roads Bankshares, Inc.

Return on average assets for 2004 was 1.27%, well above the 1.00% benchmark which signifies superior performance in the banking industry.

investments. Because of this concept, our loan growth’s contribution to earnings in 2004 was largely offset by the compressed yield on loans. With improving margins, 2005’s net income should better reflect the significant impact of our recent loan growth on earnings.

Return on average assets for 2004 was 1.27%, well above the 1.00% benchmark which signifies superior performance in the banking industry. As a result of our strong performance and excellent track record, your Board of Directors declared two semi-annual dividends in consideration of 2004’s record earnings; the dividends totaled $2.9 million. Including the dividends for 2004, the Company has declared over $16 million in dividends since the first one was announced in 1992.

Beginning in 2005, shareholders will have a new way to purchase shares of the Company’s stock as well as facilitate other investment and brokerage transactions. I am pleased to announce Hampton Roads Investments, our investment services subsidiary, is up, running, and ready for your business. We offer all the financial capabilities found at other brokerage firms, each delivered with the personal service and convenience for which we are known. In addition to buying and selling shares of HMPR, Hampton Roads Investments offers you a full array of investment choices: stocks, bonds, mutual funds, retirement savings including 401(k) plans, college education savings plans, annuities, and life insurance. Our licensed Investment Consultant, Ben Huggin, has a wealth of investment experience gained at some very distinguished brokerage firms. I hope you will give us the opportunity to further help you meet your investment goals.

Another new addition to the Company is Bank of Hampton Roads’ Great Bridge office, which opened for business on January 31, 2005. The office is located in the heart of the Great Bridge section of Chesapeake at the intersection of Battlefield Boulevard and Cedar Road, not too far from the barn in which Bank of Hampton Roads was founded in 1987. Needless to say, we have come a long way over the last seventeen years by expanding from our roots in a local barn into sixteen thriving branches located throughout the cities of Chesapeake, Norfolk, Suffolk, and Virginia Beach. By extending excellent customer service and establishing conveniently located offices, we have become one of the largest and most profitable community banks headquartered in Hampton Roads.

Factors such as our expanded branch network, our wide array of deposit products, and our competitive interest rates will help our market share continue to increase in the coming years. The Bank recently introduced an innovative new product called Premium Savings, a special savings account which pays a premium rate competitive with that currently paid on a two year

Electronic Banking Services

At Bank of Hampton Roads, you always have 24 hour access to your account information. We offer Online Banking to personal and business customers, convenient Online Bill Pay, and Telephone Banking. You can check your account balance, determine which checks have cleared, and even transfer funds among your accounts. Online Banking demonstrations are available on our website at www.bankofhamptonroads.com.

2004 Annual Report	3

Shareholder Checking

Open a personal checking account at Bank of Hampton Roads and we’ll waive the monthly service charges for as long as you’re a shareholder. To get the most out of your checking account, ask for a VISA Check Card. The VISA Check Card looks like a credit card, but works like a check. You get a detailed description of your transaction and your purchases will be automatically deducted from your checking account with no bills or interest to pay later. It’s the easiest way to pay!

Together we have grown Bank of Hampton Roads with the simplest of philosophies...

“Treat others like you want to be treated yourself.”

or longer certificate of deposit. Plus, the account provides for six free withdrawals during the quarter-long statement cycle. Customers get the benefit of a premium rate while having the flexibility to access their funds if necessary. If you don’t already bank with us, this may be the one account that encourages you to give us a try. Premium Savings is available to individuals and businesses.

While the Company has grown externally in terms of number of locations and market share, it has also enriched its infrastructure in terms of management and technology. The members of our management team are intelligent, experienced, driven, dedicated, and most importantly, work well together. This talented team of professionals, along with all of the Company’s employees, is committed to providing enjoyable banking relationships to our customers. Together we have grown Bank of Hampton Roads with the simplest of philosophies… “Treat others like you want to be treated yourself.” It’s that basic, but, believe it or not, it takes special people to make sure this principle is extended to each and every customer, each and every day.

Supporting our customer service people behind the scenes is our Information Technology (IT) Department, which is staffed by a highly-skilled team of employees. They operate a state-of-the-art data processing system and banking platform to ensure the Company always runs at peak efficiency for our employees and the customers they assist. The system also provides multiple levels of security to help detect and prevent fraud to the Bank and its customers. Our IT equipment is frequently upgraded to ensure its compliance with banking regulations such as Check 21 and the Bank Secrecy Act. Among their many services, this vital department enables us to offer sophisticated online banking options to our personal and business customers.

In summary, 2004 was another exceptional year for our Company. Looking ahead at 2005, our Board of Directors has set high goals for our performance and as always, our employees have even higher expectations of themselves. I hope you will support us along the way as a Bank customer and provide us the opportunity to earn more of your business. You can ENJOY BANKING while helping your Company grow.

I express my thanks to our Board of Directors, Advisory Board Members, employees, shareholders, and customers for the contributions each of you has made to our extraordinary success. I am very proud of our Company and all of those who consistently make it so successful.

Very truly yours,

Jack W. Gibson
President & Chief Executive Officer

4	Hampton Roads Bankshares, Inc.

FINANCIAL HIGHLIGHTS

Years Ended December 31,

(Dollars in thousands except per share data)	2004	2003	2002	2001	2000
Operating Results:
Interest income	$18,068	$17,469	$17,344	$16,557	$15,842
Interest expense	3,913	4,419	5,413	6,087	5,661

Net interest income	14,155	13,050	11,931	10,470	10,181
Provision for loan losses	926	370	1,100	334	390
Noninterest income	3,791	3,410	3,371	2,499	2,320
Noninterest expense	10,793	9,981	9,207	7,893	7,402
Income taxes	2,139	2,086	1,697	1,612	1,601

Income before cumulative effect of change in accounting principle	4,088	4,023	3,298	3,130	3,108
Cumulative effect of change in accounting principle, net	46	—	—	—	—

Net income	$4,134	$4,023	$3,298	$3,130	$3,108

Per Share Data:
Basic earnings after change in accounting principle	$0.52	$0.52	$0.43	$0.42	$0.41
Diluted earnings after change in accounting principle	0.50	0.50	0.42	0.41	0.40
Book value	5.41	5.22	5.07	4.74	4.56
Basic weighted average shares outstanding	7,973,844	7,805,231	7,606,446	7,509,793	7,491,178
Diluted weighted average shares outstanding	8,236,169	7,994,251	7,782,466	7,698,777	7,765,987
Shares outstanding at year-end	8,059,528	7,908,708	7,707,744	7,518,066	7,496,426

Year-End Balances:
Assets	$344,969	$316,473	$298,714	$240,080	$204,209
Overnight funds sold	7,294	10,038	33,105	18,721	4,718
Loans	275,190	210,775	203,184	189,142	157,213
Investment securities	38,995	72,046	45,055	13,904	22,188
Deposits	275,115	257,433	243,874	198,515	167,434
Shareholders’ equity	43,626	41,314	39,111	35,623	34,209

Average Balances:
Assets	$324,485	$301,073	$265,532	$217,215	$195,280
Overnight funds sold	6,509	10,179	10,517	12,320	4,195
Loans	236,082	207,853	194,503	168,912	150,546
Investment securities	57,455	61,705	41,574	18,521	22,226
Deposits	260,110	243,177	218,387	179,709	159,522
Shareholders’ equity	41,960	39,311	36,499	34,057	32,607

Ratios:
Return on average assets	1.27%	1.34%	1.24%	1.44%	1.59%
Return on average equity	9.85	10.23	9.04	9.19	9.53
Year-end shareholders’ equity to total assets	12.65	13.05	13.09	14.84	16.75
Loan loss allowance to year-end loans	1.12	1.40	1.40	1.12	1.25
Net interest margin	4.71	4.65	4.83	5.24	5.75

2004 Annual Report	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Introduction and Financial Overview

The following discussion provides information about the important factors affecting the consolidated results of operations, financial condition, capital resources and liquidity of Hampton Roads Bankshares, Inc. (the Company). In addition to identifying trends and material changes that occurred during the reporting periods, this report depicts the consistent success achieved by the organization. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying notes appearing elsewhere in this report.

The Company reported record net income during 2004 of $4.13 million after the cumulative effect of a change in accounting principle, or $0.50 per diluted share, a 2.76% increase over 2003 earnings of $4.02 million, or $0.50 per diluted share. Net income for 2003 increased 21.98% over 2002 earnings of $3.30 million, or $0.42 per diluted share. Book value per share has steadily increased in conjunction with the Company’s earnings performance. Book value per share for the years 2004, 2003, and 2002 was $5.41, $5.22, and $5.07, respectively. The Company pays semi-annual dividends in March and September of each year. The March dividend normally is declared in January and is considered by the Board of Directors based upon the previous year’s earnings results. Dividends paid in consideration of 2004 earnings totaled $0.36 per share. These dividends compare favorably to the $0.30 and $0.27 per share dividends, respectively, paid in consideration of 2003 and 2002 earnings.

Profitability as measured by return on average assets for 2004 was 1.27% as compared to 1.34% for 2003 and 1.24% for 2002. Return on average equity of 9.85% in 2004 compared to 10.23% in 2003 and 9.04% in 2002. These changes were caused by growth in average assets and average equity which outpaced the growth in earnings during 2004, however, the Company is well positioned to take advantage of growth in average interest earning assets in the future. The Company maintained its well-capitalized position with a total risk-based capital ratio of 15.72% as of December 31, 2004, compared to 18.24% as of December 31, 2003 and 18.46% as of December 31, 2002.

Management attributes the Company’s continued success in 2004 to a number of favorable factors, including:

•	An ongoing commitment to community support.

•	Referrals from existing customers.

•	The mergers and acquisitions of some of the Company’s most respected local competitors.

•	The efforts of experienced branch personnel in soliciting new business, especially that of customers affected by the aforementioned mergers and acquisitions.

•	The ability to take advantage of the opportunities available to the banking industry in the form of new technology, which provides customers with more convenient products and services.

•	The friendly, helpful and courteous service extended to all of the Company’s customers.

Results of Operations

Net Interest Income

Net interest income, the principal source of income for the Company, represents interest and fees earned from lending and investment activities less the interest paid to fund these activities. The following influences may significantly impact net interest income and net interest margin:

•	Variations in the volume and mix of interest earning assets and interest bearing liabilities.

•	Changes in the yields earned and rates paid.

•	The level of noninterest bearing liabilities available to support earning assets.

Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

6	Hampton Roads Bankshares, Inc.

Net interest income for 2004 was $14.16 million, a $1.11 million, or 8.47% increase over 2003. Net interest income for 2003 of $13.05 million increased $1.12 million, or 9.38% over 2002. The increase in net interest income during 2004 was attained by healthy increases in the average balance of interest earning assets, most notably in average loans, which increased 13.58% in 2004. The increase in net interest income during 2003 was attributable primarily to the growth in average interest earning assets and a change in the mix of funding sources experienced during the year, which more than offset the reduced net interest margin.

Net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of effectiveness in generating income from earning assets. The Company’s net interest margin was 4.71% in 2004, as compared to 4.65% in 2003 and 4.83% in 2002. The increase in the net interest margin in 2004 ended a three consecutive year decline in this ratio. The average net interest margin for the Company’s peer group during 2004 was 4.12%, according to the Bank’s Uniform Bank Performance Report, indicating continued strength in the Company’s balance sheet and ability to manage its interest earning assets.

The net interest margin was affected positively in 2004 by a shift in the mix of interest earning assets. Average loans, the Company’s highest interest earning asset category, accounted for 72.76% of average assets in 2004 and 69.04% in 2003. Thus, the lower yielding asset categories of investment securities and overnight funds sold represented a smaller portion of the asset mix in 2004 compared to 2003.

Interest rates also were a factor in net interest income and the net interest margin in 2004. Although the first half of 2004 was a relatively steady interest rate environment, both assets and liabilities were being priced at rates lower than the average of similar instruments still on the Company’s books. This effect resulted from the ratcheting down of interest rates by the Federal Reserve from January 2001 through June 2003. As the Federal Reserve began to reverse its course in June 2004, five successive 25 basis point increases in the Federal Funds rate had the effect of boosting yields on interest earning assets and rates on interest bearing liabilities. In spite of the rate increases in the second half of 2004, yields on interest earning assets fell 22 basis points in 2004 compared with 2003 and the cost of interest bearing liabilities declined 30 basis points. Comparing 2003 with 2002, the falling interest rate environment lowered the yield on average interest earning assets 80 basis points and the cost of interest bearing liabilities 79 basis points.

Interest income from loans, including loan fees, accelerated to $16.38 million for the year 2004, an increase of $982 thousand. During 2004, the average loan balance increased $28.23 million while the average interest yield decreased 47 basis points. Interest on loans remained stable at $15.39 million in 2003 and 2002. This situation resulted from a $13.35 million increase in the average loan balance from 2002 to 2003, offset by a 50 basis point decrease in the average interest yield. Loan demand strengthened further in 2004 following a loan re-pricing campaign implemented by management at the beginning of the year. Improved interest rates offered to loan customers caused both the increase in average loan balances as well as the decrease in the average yield on loans. As of December 31, 2004, approximately 49.27% of the loan portfolio consisted of floating rate loans, up from 45.57% and 40.56% as of December 31, 2003 and 2002, respectively.

Interest income from investment securities decreased $349 thousand from 2003 to 2004. The decrease was caused by both a decrease in average investment securities of $4.25 million from 2003 to 2004 and a decrease in the average yield on investment securities of 37 basis points. During 2004 some of the higher yielding investment securities were sold in order to fund the growth in loan balances. Interest on investment securities increased $189 thousand from 2002 to 2003. The average investment portfolio increased $20.13 million from 2002 to 2003. The declining interest rate environment caused a decrease in the average yield on investment securities of 109 basis points during the same time period.

Total interest expense for 2004 decreased $506 thousand from 2003 due to the 30 basis point decrease in the average rate paid on interest bearing liabilities offset by the $3.53 million increase in average interest bearing liabilities. Despite the increase of $16.30 million in average interest bearing liabilities, the Company’s total interest expense decreased $994 thousand from 2002 to 2003. The decrease in expense can be explained by the decline in overall rates paid on liabilities of 79 basis points to 2.31% in 2003 compared to 3.10% in 2002.

2004 Annual Report	7

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	2004			2003			2002
(In thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest earning assets
Loans	$236,082	$16,375	6.94%	$207,853	$15,393	7.41%	$194,503	$15,387	7.91%
Investment securities	57,455	1,616	2.81	61,705	1,965	3.18	41,574	1,776	4.27
Interest bearing deposits in other banks	521	6	1.15	780	9	1.15	203	4	1.97
Overnight funds sold	6,509	71	1.09	10,179	102	1.00	10,517	177	1.68

Total interest earning assets	300,567	18,068	6.01	280,517	17,469	6.23	246,797	17,344	7.03
Noninterest earning assets
Cash and due from banks	13,808			10,802			8,603
Premises and equipment	9,137			8,825			8,353
Other assets	4,249			3,807			4,001
Less: Allowance for loan losses	(3,276)			(2,878)			(2,222)

Total assets	$324,485			$301,073			$265,532

Liabilities and Shareholders’ Equity:
Interest bearing liabilities
Interest bearing demand	$69,579	$425	0.61	$59,288	$445	0.75	$47,299	$577	1.22
Savings deposits	15,221	91	0.60	12,504	84	0.67	10,908	103	0.94
Time deposits	90,921	2,834	3.12	103,859	3,387	3.26	108,940	4,460	4.09
Other borrowings	18,734	563	3.01	15,270	503	3.29	7,478	273	3.65

Total interest bearing liabilities	194,455	3,913	2.01	190,921	4,419	2.31	174,625	5,413	3.10
Noninterest bearing liabilities
Demand deposits	84,389			67,526			51,240
Other liabilities	3,681			3,315			3,168
Shareholders’ equity	41,960			39,311			36,499

Total liabilities and shareholders’ equity	$324,485			$301,073			$265,532

Net interest income		$14,155			$13,050			$11,931

Net interest spread			4.00%			3.92%			3.93%

Net interest margin			4.71%			4.65%			4.83%

Note: Interest income from loans included fees of $1,116,165 in 2004, $737,101 in 2003, and $618,530 in 2002. Nonaccrual loans are not material and are included in loans above.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

	2004 Compared to 2003			2003 Compared to 2002			2002 Compared to 2001
	Interest Income/ Expense Variance	Variance		Interest Income/ Expense Variance	Variance		Interest Income/ Expense Variance	Variance
		Attributable to			Attributable to			Attributable to
(In thousands)		Rate	Volume		Rate	Volume		Rate	Volume
Interest Earning Assets:
Loans	$982	$(860)	$1,842	$6	$(72)	$78	$334	$(957)	$1,291
Investments securities	(349)	(219)	(130)	189	(211)	400	684	(194)	878
Interest-bearing deposits in other banks	(3)	—	(3)	5	(1)	6	4	—	4
Overnight funds sold	(31)	10	(41)	(75)	(69)	(6)	(235)	(182)	(53)

Total interest earning assets	$599	$(1,069)	$1,668	$125	$(353)	$478	$787	$(1,333)	$2,120

Interest Bearing Liabilities:
Deposits	$(566)	$(568)	$2	$(1,224)	$(1,502)	$278	$(943)	$(3,043)	$2,100
Other borrowings	60	(37)	97	230	(23)	253	269	(1)	270

Total interest bearing liabilities	(506)	(605)	99	(994)	(1,525)	531	(674)	(3,044)	2,370

Net interest income	$1,105	$(464)	$1,569	$1,119	$1,172	$(53)	$1,461	$1,711	$(250)

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of the change in each.

8	Hampton Roads Bankshares, Inc.

Provision for Loan Losses

The Company’s provision for loan losses for 2004 was $926 thousand compared to $370 thousand for 2003. This increase was attributable to loan growth and other factors considered in the analysis of the adequacy of the allowance for loan losses, as well as a special provision of $500 thousand related to a specific credit. The Company’s provision for loan losses in 2004 exceeded net charge-offs of $803 thousand by $123 thousand. The equivalent net charge-off amount for 2003 was $265 thousand. In 2002, the provision for loan losses was $1.10 million. The provision strengthened the Company’s allowance for loan losses based upon management’s assessment of the loan portfolio, market conditions, and the level of net charge-offs.

Noninterest Income and Expense

As shown in Table 3, the Company reported an increase in total noninterest income of $382 thousand, or 11.20%, in 2004, $39 thousand, or 1.16%, in 2003 and $872 thousand, or 34.89%, in 2002. The overall increase in noninterest income is in line with the Company’s objective of increasing the share of income from noninterest sources to reduce its traditional dependence on the net interest margin. Noninterest income has grown to comprise 17.34% of total revenue in 2004 compared with 16.33% in 2003 and 16.27% in 2002.

Service charges on deposit accounts, the Company’s primary source of noninterest income, decreased 0.84% in 2004. This decrease was due to a decline in non sufficient funds (NSF) fees and stop payment fees, despite an increase in monthly service charges and check cashing fees. Service charges on deposit accounts increased 19.61% in 2003 and 4.56% in 2002. These increases were attributable to an increase in the number of deposit accounts, primarily in the commercial account area, as those accounts produce higher service charges than personal accounts. Additionally, the fee for NSF checks was increased during 2003 and the number of NSF checks increased during 2003, leading to higher income from NSF checks, a component of service charges on deposit accounts.

Another significant component of noninterest income is ATM surcharge income, which increased by $14 thousand, or 6.83%, in 2004. In July of 2004, the Company increased the transaction fee from $1.50 to $2.00 for foreign (non-Bank of Hampton Roads customer) ATM transactions at fourteen of our sixteen ATMs. ATM surcharge income decreased from 2002 to 2003 by $39 thousand, or 15.98%.

To provide liquidity for loan growth and take advantage of the current market and available gains in the investment portfolio, the Company sold investment securities with a par value of $44.16 million and, as a result, a gain of $508 thousand was recognized in 2004. There were no sales of investment securities in 2003. In the fourth quarter of 2002, a gain of $619 thousand was recognized on the sale of an investment security with an amortized cost of $7.60 million.

Other bank service charges and fees decreased $106 thousand, or 11.55%, in 2004. This decrease is a result of a decrease in warehouse loan fees collected from Tidewater Home Funding, LLC, as well as a gain recorded in 2003 on the sale of foreclosed properties. Other bank service charges and fees increased $300 thousand, or 48.54%, in 2003. The 2003 increase was due primarily to gains recognized on the sale of foreclosed properties of $65 thousand, and dividend income from Tidewater Home Funding, LLC that exceeded the prior year by $127 thousand.

Table 3: Noninterest Income

December 31,				2004 Compared to 2003		2003 Compared to 2002
(In thousands)	2004	2003	2002	Amount	%	Amount	%
Service charges on deposit accounts	$2,014	$2,031	$1,698	$(17)	(0.84)%	$333	19.61%
ATM surcharge fees	219	205	244	14	6.83	(39)	(15.98)
Gain on sale of investment securities	508	—	619	508	—	(619)	(100.00)
Delinquent charges and extension fees on loans	239	256	192	(17)	(6.64)	64	33.33
Other service charges and fees	812	918	618	(106)	(11.55)	300	48.54

Total noninterest income	$3,792	$3,410	$3,371	$382	11.20%	$39	1.16%

Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. The ratio of noninterest expense to average total assets was 3.33%, 3.32%, and 3.47%, for the years in the three-year period ended December 31, 2004. As shown in Table 4, total noninterest expense increased $812 thousand, or 8.14%, for the year ended December 31, 2004 to $10.79 million, compared to $9.98 million in 2003. From 2002 to 2003, the increase in noninterest expense was $774 thousand, or 8.41%.

2004 Annual Report	9

Table 4: Noninterest Expense

December 31,				2004 Compared to 2003		2003 Compared to 2002
(In thousands)	2004	2003	2002	Amount	%	Amount	%
Salaries and benefits	$6,603	$6,036	$5,280	$567	9.39%	$756	14.32%
Occupancy	912	880	944	32	3.64	(64)	(6.78)
Data processing	571	440	411	131	29.77	29	7.06
Directors’ and advisory board fees	254	228	220	26	11.40	8	3.64
Bank franchise tax	230	229	244	1	0.44	(15)	(6.15)
Telephone and postage	283	328	317	(45)	(13.72)	11	3.47
ATM and VISA Check Card expense	359	309	289	50	16.18	20	6.92
Advertising and marketing	240	288	355	(48)	(16.67)	(67)	(18.87)
Other	1,341	1,243	1,147	98	7.88	96	8.37

Total noninterest expense	$10,793	$9,981	$9,207	$812	8.14%	$774	8.41%

Salaries and benefits accounted for the largest portion of noninterest expense during each of the years in the three-year period ended December 31, 2004. During 2004, salaries and benefits were $6.60 million, an increase of $567 thousand over 2003. This increase was driven by annual incentive increases, an increase in the number of full-time equivalent employees, and increases in certain employee benefit costs. Likewise, salaries and benefits increased $756 thousand to $6.04 million from 2002 to 2003.

Occupancy expense increased $32 thousand for the year ended December 31, 2004 to $912 thousand. This increase related to the renovations of Company owned property in preparation for future use. From 2002 to 2003, occupancy expense decreased $64 thousand to $880 thousand. This decrease was attributable to the Company’s purchase of the land and building housing the Indian River branch, which decreased rent expense paid in 2003.

Data processing expense increased $131 thousand or 29.77% to $571 thousand in 2004. Currently, the Company is in the process of upgrading its data processing equipment. This upgrade includes the purchase of new computer equipment and the purchase of software licensing. From 2002 to 2003, data processing expense increased $29 thousand or 7.06%. This increase was attributable to the implementation of the Company’s internet banking service.

Financial Condition

Assets

Total average assets, a benchmark used by banks when comparing size, is the strongest indicator of our continuous growth over the past fifteen years. Average assets increased $23.41 million, or 7.78%, to a new high of $324.50 million in 2004, and by $35.54 million, or 13.38%, to $301.07 million in 2003. Total assets at year-end 2004 were $344.97 million, an increase of $28.50 million, or 9.00%, over December 31, 2003 total assets of $316.47 million. Loan growth during 2004 drove the increase in total assets as it outpaced the growth in deposits. The Company was able to utilize its investment portfolio as well as Federal Home Loan Bank borrowings to fund the additional loan growth. The increase in total assets during 2003 was attributable to increases in deposits, which the Company utilized in funding the growth in its interest earning assets.

Loans

As a community bank, the Company has a primary objective of meeting the business and consumer credit needs within its market where standards of profitability, client relationships and credit quality can be met. As shown in Table 5, the overall loan portfolio grew $64.42 million, or 30.56%, from year-end 2003 to year-end 2004. The loan growth during 2004 surpassed the loan growth experienced during 2003 of $7.59 million, or 3.74%, over 2002 year-end results. Loan growth during 2004 was achieved by a concerted effort on behalf of management to review current loan customer relationships and offer reduced pricing on existing business where it was warranted, while soliciting additional business from current, as well as, prospective customers. Loan growth during 2004 and 2003 also benefited from the loan demand in the Company’s market area generated by the low interest rate environment.

10	Hampton Roads Bankshares, Inc.

Table 5: Loans by Classification

December 31,	2004		2003		2002
(In thousands)	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial	$58,501	21.26%	$59,334	28.15%	$62,007	30.52%
Construction	73,508	26.71	44,465	21.10	35,970	17.70
Real estate - commercial mortgage	108,314	39.36	74,865	35.52	62,611	30.81
Real estate - residential mortgage	17,900	6.50	15,595	7.40	20,341	10.01
Installment loans to individuals	17,251	6.27	16,493	7.82	22,217	10.94
Deferred loan fees and related costs	(284)	(0.10)	23	0.01	38	0.02

Total loans	$275,190	100.00%	$210,775	100.00%	$203,184	100.00%

Commercial loans are loans to businesses which typically are not collateralized by real estate. The commercial loan portfolio remained relatively flat from the 2003 year-end balance of $59.33 million to the 2004 year-end balance of $58.50 million. The commercial loan category fluctuated from 2002 to 2003 primarily due to a decrease in mortgage warehouse lines extended by both the Bank and the Holding Company to Tidewater Home Funding, LLC. Commercial loans at December 31, 2003 included $1.55 million in warehouse lines as compared to $8.16 million in combined warehouse lines at December 31, 2002. The demand for funding these lines is dependent on the market for housing financing and mortgage refinancing. The decrease in warehouse lines at year-end 2003 compared with the previous year reflected a decrease in mortgage loan demand. The demand for mortgages and, consequently, the volume of related warehouse lines, is subject to seasonal and cyclical fluctuations and is sensitive to changes in interest rates. As such, this source of loans can be expected to fluctuate with changes in the mortgage market.

Both the construction loan portfolio and the real estate - commercial mortgage loan portfolio saw significant growth during 2004. The construction loan portfolio increased $29.04 million to $73.51 million and the real estate - commercial mortgage loan portfolio increased $33.45 million to $108.31 million. New builder relationships were solicited using a pricing philosophy which rewarded excellent credit ratings. This resulted in a construction loan portfolio which consists of high quality loans with lower interest rates than in previous years. The real estate-commercial mortgage loan portfolio benefited from an opportunity to finance many owner occupied properties in 2004. The low interest rate environment prevalent during 2003 encouraged both home building and buying. As a result, the Company’s construction loan portfolio increased 23.62% to $44.47 million from December 31, 2002 to 2003. This growth was mirrored in the real estate-commercial mortgage category which increased 19.57% to $74.87 million from December 31, 2002 to 2003.

Real estate-residential mortgage loans increased $2.31 million to $17.90 million at year-end 2004 from year-end 2003. This portfolio also benefited from the improved pricing offered during 2004, as well as an increase in customers borrowing in order to purchase, renovate, and sell existing 1-4 family houses. The Company referred a portion of its residential real estate business to its affiliate, Tidewater Home Funding, LLC, thereby contributing to the decline in residential mortgages to $15.60 million at December 31, 2003, from $20.34 million at December 31, 2002. Through its partnership with Tidewater Home Funding, LLC, the Company is able to provide its customers with enhanced mortgage products.

The Company’s installment loan portfolio is made up primarily of automobile loans. Due to the low interest rates offered by dealership financing programs, the number of customers requiring bank automobile financing has decreased, although the improved pricing offered by the Company during 2004 resulted in a slight increase in these loans over the previous year. At December 31, 2004, installment loans to individuals were $17.25 million as compared to $16.49 million at December 31, 2003 and $22.22 million at December 31, 2002.

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

Table 6 sets forth the maturity or period of re-pricing of the Company’s loan portfolio as of December 31, 2004. Demand loans are reported as due within one year. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due. Since the majority of the Company’s loan portfolio is short-term, the Company can re-price its portfolio more frequently to adjust the portfolio to current market rates.

2004 Annual Report	11

Table 6: Loan Maturities and Re-Pricing Schedule

December 31, 2004
(In thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$22,709	$69,618	$30,515	$8,281	$4,460	$135,583

Total	$22,709	$69,618	$30,515	$8,281	$4,460	$135,583

Fixed Rate:
Within 1 year	$5,546	$1,426	$6,309	$964	$2,635	$16,880
1 to 5 years	30,086	2,464	71,490	8,655	10,101	122,796
After 5 years	160	—	—	—	55	215

Total	$35,792	$3,890	$77,799	$9,619	$12,791	$139,891

Total Maturities	$58,501	$73,508	$108,314	$17,900	$17,251	$275,474

Non-Performing Assets

Total non-performing assets were $2.37 million, or 0.69% of total assets at year-end 2004, as compared to $324 thousand, or 0.10% of total assets at year-end 2003 and $734 thousand, or 0.25% of total assets at year-end 2002. Management classifies non-performing assets as those loans in nonaccrual status, those loans on which payment has been delinquent 90 days or more, but are still accruing interest, and real estate acquired in settlement of loans. Management closely reviews the composition of non-performing assets and related collateral values.

Loans categorized as 90 days or more past due which are deemed collectible and continue to accrue interest increased to $469 thousand at December 31, 2004, as compared to $112 thousand and $198 thousand at year-end 2003 and 2002, respectively. Management diligently monitors these loans. As of December 31, 2004, it is expected that the balance of these loans will be collected without significant losses.

Nonaccrual loans were $1.90 million at December 31, 2004 compared to $108 thousand and $78 thousand at December 31, 2003 and 2002, respectively. Nonaccrual loans at year-end 2004 consisted of three loans, however, one relationship accounted for the majority of the year-end balance. This relationship is being treated as an impaired loan and, accordingly, the balance has been written down to the present value of expected future payments. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful. Had income on nonaccrual loans been recorded under original terms, $56,814, $17,553, and $26,992 of interest income would have been recorded in 2004, 2003, and 2002, respectively. Interest payments recorded in 2004 as interest income for all nonaccrual loans at December 31, 2004 totaled $7,890.

The Company did not have any real estate acquired in settlement of loans as of December 31, 2004. Real estate acquired in settlement of loans totaled $104 thousand and $458 thousand as of December 31, 2003 and 2002, respectively.

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

As part of the loan loss reserve methodology, loans are categorized into one of six pools: commercial, construction, commercial real estate, residential real estate, consumer installment, and credit cards. These categories are further subdivided by assigned asset quality. Loss factors are calculated using the above mentioned qualitative data and are then applied to each of the loan pools to determine a reserve level for each of the six pools of loans. In addition, special allocations may be assigned to nonaccrual or other problem credits.

After considering these factors, the allowance for loan losses was $3.07 million, or 1.12% of total loans at year-end 2004. This compares to an allowance of $2.95 million, or 1.40% of total loans and $2.84 million, or 1.40% of total loans at year-end 2003 and 2002, respectively, as seen in Table 7. The lower allowance for loan losses as of December 31, 2004 was based on the evaluation of the quality of the loan portfolio and improved economic conditions.

At present, management believes that the allowance for loan losses is adequate. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate

12	Hampton Roads Bankshares, Inc.

the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available at the time of their examinations.

Table 7: Allowance for Loan Losses Analysis

December 31,
(In thousands)	2004	2003	2002
Allowance for Loan Losses:
Balance at beginning of year	$2,948	$2,843	$2,121
Charge-offs:
Commercial	(845)	(142)	(219)
Construction	—	—	—
Real estate - commercial mortgage	—	—	—
Real estate - residential mortgage	—	—	—
Installment loans to individuals	(95)	(157)	(215)

Total charge-offs	(940)	(299)	(434)
Recoveries:
Commercial	110	16	28
Construction	—	—	—
Real estate - commercial mortgage	—	—	—
Real estate - residential mortgage	—	—	—
Installment loans to individuals	27	18	28

Total recoveries	137	34	56
Net charge-offs	(803)	(265)	(378)
Provision for loan losses	926	370	1,100

Balance at end of year	$3,071	$2,948	$2,843

Allowance for loan losses to year-end loans	1.12%	1.40%	1.40%

Ratio of net charge-offs to average loans	0.34%	0.13%	0.19%

Investment Securities and Overnight Funds Sold

The Company’s investment portfolio primarily consists of available-for-sale U.S. Agency securities. At year-end 2004, the estimated market value of investment securities held by the Company was $36.68 million, down 47.99% from $70.53 million at year-end 2003. This decrease was the result of the sale of investment securities with a par value of $44.16 million and the maturity of investment securities with a par value of $6.00 million, netted against the purchase of investment securities with a par value of $17.66 million and the change in unrealized gains and unamortized premiums on the remaining securities. The sale of these investment securities produced gains of $508 thousand recorded in 2004. During 2003, investment securities increased 61.25% to $70.53 million from $43.74 million at year-end 2002. This growth was the result of investment purchases made during 2003 to utilize funds available from the rapid growth in total deposits, which had not yet been put to use in the form of loans.

FRB stock increased to $648 thousand at year-end 2004 from $644 thousand at year-end 2003. FHLB stock increased to $1.67 million at December 31, 2004 from $875 thousand at year-end 2003 due to increased borrowings from the FHLB and the purchase of additional stock in the 2004 recapitalization of the FHLB.

Table 8 displays the contractual maturities and weighted average yields from investment securities at year-end 2004. Actual maturities will differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

2004 Annual Report	13

Table 8: Investment Maturities and Yields

December 31, 2004 (In thousands)	Amortized Cost	Market Value	Weighted Average Yield
Maturities:
U.S. Agency securities
Within 1 year	$11,499	$11,448	1.87%
After 1 year, but within 5 years	25,383	25,119	2.80
After 5 years	—	—	—

Total U.S. Agency securities	36,882	36,567	2.51
U.S. Treasury securities
After 1 year, but within 5 years	100	99	2.75
Mortgage-backed securities	13	13	2.47

Total investment securities	$36,995	$36,679	2.50%

The Company’s investment portfolio serves as a source of liquidity to fund future loan growth and to meet the necessary collateral requirements of the State Treasury Department, FRB and FHLB. As part of the Company’s asset/liability management policy, management has invested in high quality securities with varying maturity dates which provides for a natural hedge against changes in interest rates.

The Company does not use derivatives or other off-balance sheet transactions, such as futures contracts, forward obligations, interest rate swaps, or options.

Overnight funds sold are temporary investments used for daily cash management purposes, as well as management of short-term interest rate opportunities and interest rate risk, and as a result, daily balances vary. Overnight funds are comprised of federal funds sold and high quality money market instruments consisting of short-term debt securities that are U.S. Government issued or guaranteed. At December 31, 2004, 95.98%, or $7.00 million of overnight funds were invested in the money market instruments compared with 79.69%, or $8.00 million at December 31, 2003. Federal funds sold were $294 thousand and $2.04 million at December 31, 2004 and 2003, respectively.

Deposits

Deposits are the most significant source of the Company’s funds for use in lending and general business purposes. The Company’s balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. In 2004, average deposits increased $16.93 million, or 6.96%, to a new high of $260.11 million. This was a continuation of the growth experienced in 2003 of $24.79 million, or 11.35%, to $243.18 million.

See Table 9 for a comparison of year-end deposits by classification for the previous three years. Total deposits at December 31, 2004 increased $17.68 million, or 6.87%, to $275.12 million as compared to the year-end 2003 deposits. Year-end 2003 total deposits grew to $257.43 million as compared to year-end 2002 total deposits of $243.87 million, an increase of 5.56%. Noninterest bearing demand deposits increased 17.73% in 2004 to $91.94 million following a 24.62% increase in 2003. These deposits have increased to 33.42% of total deposits at year-end 2004 from 30.34% at year-end 2003. The increase in noninterest bearing deposits has a positive impact on the Company’s funding costs and, consequently, its net interest margin. Savings deposits, a low cost funding source, also showed strong growth in both 2003 and 2004. Interest bearing demand deposits declined 7.96% in 2004 after increasing 19.90% in 2003. Time deposits with balances less than $100,000 decreased in both 2003 and 2004 as interest rates on these deposits became less attractive to depositors in the falling interest rate environment. Time deposits with balances of $100,000 or more tend to be more volatile as demonstrated in the sharp decline experienced in 2003 and the reversal that occurred in 2004.

14	Hampton Roads Bankshares, Inc.

Table 9: Deposits by Classification

December 31,	2004		2003		2002
(In thousands)	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest bearing demand	$91,944	33.42%	$78,096	30.34%	$62,668	25.70%
Interest bearing demand	64,460	23.43	70,034	27.20	58,408	23.95
Savings	15,253	5.54	13,018	5.06	10,684	4.38
Time deposits less than $100,000	61,699	22.43	64,804	25.17	70,631	28.96
Time deposits $100,000 or more	41,759	15.18	31,481	12.23	41,483	17.01

Total deposits	$275,115	100.00%	$257,433	100.00%	$243,874	100.00%

The Company will continue funding assets with deposit liability accounts and focus upon core deposit growth as its primary source of liquidity and stability. Core deposits consist of noninterest bearing demand accounts, interest checking accounts, money market accounts, savings accounts and time deposits of less than $100,000. Core deposits totaled $233.36 million, or 84.82% of total deposits at year-end 2004 compared to $225.95 million, or 87.77% of total deposits at year-end 2003, and $202.39 million, or 82.99% of total deposits at year-end 2002.

Capital

Total shareholders’ equity increased $2.31 million, or 5.59%, to $43.63 million at December 31, 2004. This increase was due to current year net income, stock option exercises, and stock issued as part of the employee 401(k) plan, net of change in unrealized gains on securities available-for-sale, dividends paid and common stock repurchased.

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

Under Federal Reserve Bank rules, the Company and the Bank were considered “well-capitalized,” the highest category of capitalization defined by the regulators, as of December 31, 2004. For more information on the Company’s regulatory capital requirements, see Footnote No. 16 in the accompanying Notes to Consolidated Financial Statements. The Company continually monitors current and projected capital adequacy positions of both the Company and the Bank. Maintaining adequate capital levels is integral to providing stability to the Company, resources to achieve the Company’s growth objectives, and returns to the stockholders in the form of dividends.

During 2004, the Company repurchased 35,110 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.50 to $12.25. During 2003, the Company repurchased 71,549 shares of its common stock in open market and privately negotiated transactions at prices ranging from $9.35 to $10.50. In December 2001, the Company implemented a Stock Repurchase Program, where the Company offered to buy back up to 375,000 shares of its common stock at a price of $8.00 per share during the time frame of December 17, 2001 to February 14, 2002, the expiration date. Upon expiration of the program, 64,918 shares were repurchased by the Company at a total price of $519,340.

Liquidity

A key goal of asset/liability management is to maintain an adequate degree of liquidity without impairing long-term earnings. Liquidity represents the Company’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Short-term liquidity is primarily provided by access to the federal funds market through established correspondent banking relationships. Funds can also be obtained through the Bank’s borrowing privileges at the FRB and the FHLB. Additional liquidity is available through loan repayments and maturities or sales from the Company’s investment portfolio. The Company maintains a very liquid portfolio of both assets and liabilities and attempts to mitigate the risk inherent in changing rates in this manner. At December 31, 2004, cash and due from banks, overnight funds sold, interest bearing deposits in other banks, and investment securities and loans maturing or re-pricing within one year were $183.40 million, or 53.16% of total assets. Management believes that the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and to meet its customers’ credit needs.

2004 Annual Report	15

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. For more information on the Company’s off-balance sheet arrangements, see Footnote No. 8 in the accompanying Notes to Consolidated Financial Statements.

Interest Rate Sensitivity

The Company’s primary market risk is exposure to interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of the Company’s interest earning assets and interest bearing liabilities.

The primary goal of the Company’s asset/liability management strategy is to optimize net interest income while limiting exposure to fluctuations caused by changes in the interest rate environment. The Company’s ability to manage its interest rate risk depends generally on the Company’s ability to match the maturities and re-pricing characteristics of its assets and liabilities while taking into account the separate goals of maintaining asset quality and liquidity and achieving the desired level of net interest income.

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

Table 10 illustrates the expected effect on net interest income for the twelve months following each of the two year-ends 2003 and 2004 due to a shock in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 10: Effect on Net Interest Income

(in thousands)	2004 Change in Net Income		2003 Change in Net Income
	Amount	%	Amount	%
Change in Interest Rates:
+200 basis points	$1,326	30.86%	$644	14.31%
+ 100 basis points	653	15.19	240	5.33
- 100 basis points	(551)	(12.83)	(304)	(6.75)
- 200 basis points	(1,026)	(23.87)	(822)	(18.29)

As indicated in Table 10, a decrease in interest rates would reduce net income, while an increase would tend to enhance net income. Thus, the Company’s interest rate sensitivity position is asset-sensitive. It should be noted, however, that the simulation analysis is based upon equivalent changes in interest rates for all categories of assets and liabilities. In normal operating conditions interest rate changes rarely occur in such a uniform manner. Many factors affect the timing and magnitude of interest rate changes on financial instruments. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis.

The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. At December 31, 2004, the Company’s one year “positive gap” (interest earning assets maturing or re-pricing within a defined period exceed interest bearing liabilities maturing or re-pricing within the same period) was approximately $34.54 million, or 10.01% of total assets. Thus, during periods of rising interest rates, this implies that the Company’s net interest income would be positively affected because the yield of the Company’s interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur. At December 31, 2003, the Company’s one year “positive gap” was $1.07 million, or 0.34% of total assets.

16	Hampton Roads Bankshares, Inc.

Table 11 sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2004 and 2003 that are subject to re-pricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

Table 11: Interest Rate Sensitivity

December 31, 2004 (In thousands)	1 - 90 Days	91 Days - 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Interest Earning Assets:
Loans	$144,034	$8,144	$52,451	$70,346	$215	$275,190
Investment securities	—	11,448	19,133	6,086	2,328	38,995
Overnight funds sold	7,294	—	—	—	—	7,294

Total	$151,328	$19,592	$71,584	$76,432	$2,543	$321,479

Cummulative totals	$151,328	$170,920	$242,504	$318,936	$321,479

Interest Bearing Liabilities:
Interest checking	$19,863	$—	$—	$—	$—	$19,863
Money market	44,597	—	—	—	—	44,597
Savings	15,253	—	—	—	—	15,253
Time deposits	25,010	29,162	30,767	18,517	2	103,458
FHLB borrowings	—	2,500	15,500	5,000	—	23,000

Total	$104,723	$31,662	$46,267	$23,517	$2	$206,171

Cumulative totals	$104,723	$136,385	$182,652	$206,169	$206,171

Interest sensitivity gap	$46,605	$(12,070)	$25,317	$52,915	$2,541	$115,308

Cumulative interest sensitivity gap	$46,605	$34,535	$59,852	$112,767	$115,308

Cumulative interest sensitivity gap as a percentage of total assets	13.51%	10.01%	17.35%	32.69%	33.43%

December 31, 2003 (In thousands)	1 - 90 Days	91 Days - 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Interest Earning Assets:
Loans	$99,536	$20,138	$34,736	$53,842	$2,523	$210,775
Investment securities	—	13,209	26,772	26,486	5,579	72,046
Overnight funds sold	10,038	—	—	—	—	10,038

Total	$109,574	$33,347	$61,508	$80,328	$8,102	$292,859

Cummulative totals	$109,574	$142,921	$204,429	$284,757	$292,859

Interest Bearing Liabilities:
Interest checking	$22,184	$—	$—	$—	$—	$22,184
Money market	47,851	—	—	—	—	47,851
Savings	13,018	—	—	—	—	13,018
Time deposits	23,348	32,952	20,106	19,873	5	96,284
FHLB borrowings	—	2,500	5,000	7,500	—	15,000

Total	$106,401	$35,452	$25,106	$27,373	$5	$194,337

Cumulative totals	$106,401	$141,853	$166,959	$194,332	$194,337

Interest sensitivity gap	$3,173	$(2,105)	$36,402	$52,955	$8,097	$98,522

Cumulative interest sensitivity gap	$3,173	$1,068	$37,470	$90,425	$98,522

Cumulative interest sensitivity gap as a percentage of total assets	1.00%	0.34%	11.84%	28.57%	31.13%

2004 Annual Report	17

Contractual Obligations

The Company’s contractual obligations consist of borrowings from the FHLB and operating lease obligations. Table 12 shows payment detail for these contractual obligations as of December 31, 2004 and 2003. FHLB borrowings increased to $23.00 million at year-end 2004 compared with the year earlier total of $15.00 million. The increased borrowings were used by the Company to fund a portion of its loan growth.

Table 12: Contractual Obligations

December 31, 2004 (In thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Time deposit maturities	$54,097	$30,823	$18,538	$—	$103,458
Long-term debt obligations	2,500	15,500	5,000	—	23,000
Operating lease obligations	287	390	268	157	1,102

Total	$56,884	$46,713	$23,806	$157	$127,560

December 31, 2003 (In thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Time deposit maturities	$56,200	$20,169	$19,915	$—	$96,284
Long-term debt obligations	2,500	5,000	7,500	—	15,000
Operating lease obligations	278	392	209	217	1,096

Total	$58,978	$25,561	$27,624	$217	$112,380

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company’s single most critical accounting policy relates to the Company’s allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company’s borrowers to make required loan payments. If the financial condition of the Company’s borrowers were to deteriorate, resulting in an impairment of their ability to make payments, the Company’s estimates would be updated, and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in Footnote No. 3 in the accompanying Notes to Consolidated Financial Statements.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued revised Statement of Financial Accounting Standards (SFAS) No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106. This statement amends the disclosure requirements for pension plans and other postretirement benefits by requiring additional disclosures. The statement does not change the measurement or recognition of plan assets and obligations. The Company has adopted SFAS No. 132 (revised 2003) and has provided the necessary disclosures in Footnote No. 10 in the accompanying Notes to Consolidated Financial Statements.

In December 2003, the FASB issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, issued January 2004, replaces FIN 46, Consolidation of Variable Interest Entities. These interpretations did not impact the Company’s financial condition or results of operations.

In December 2004, the FASB issued a revision to SFAS No. 123, Accounting for Stock-Based Compensation, SFAS No. 123R, Share-Based Payment. SFAS No. 123R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and establishes accounting standards for transactions in which an entity obtains goods or services in share-based payment transactions. SFAS No. 123R is effective for the Company’s third quarter of fiscal 2005. Management is currently evaluating the effect of adoption of SFAS No. 123R on the Company’s financial condition and results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Productive Assets, an Amendment of Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Exchanges. Under SFAS No. 153, nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption will have a material effect on its financial condition or results of operations.

18	Hampton Roads Bankshares, Inc.

In accordance with Emerging Issues Task Force (EITF) 03-16, Accounting for Investments in Limited Liability Companies, which was effective for reporting periods beginning after June 15, 2004, the Company began accounting for certain investments in limited liability companies using the equity method. The adoption of this Issue was treated as a change in accounting principle in the consolidated financial statements for the period ended September 30, 2004. The cumulative effect of this change was an increase in net income of $45,825.

Pursuant to EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, the Company was required to disclose information in the accompanying Notes to Consolidated Financial Statements regarding certain impairments in investments which were less than 12 months and those that were greater than 12 months. These disclosures were made in the Company’s 2004 year-end consolidated financial statements.

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

2004 Annual Report	19

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hampton Roads Bankshares, Inc. and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. As of the end of the Company’s 2004 fiscal year, management, including the chief executive and chief financial officers, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2004 is effective.

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the firm’s assets that could have a material effect on the Company’s financial statements.

KPMG LLP, an independent registered public accounting firm and auditors of the Company’s consolidated financial statements, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2004.

20	Hampton Roads Bankshares, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.:

We have audited the accompanying balance sheets of Hampton Roads Bankshares, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. We also have audited Management’s Report on Internal Controls Over Financial Reporting, included in the accompanying annual report, that Hampton Roads Bankshares, Inc. and subsidiary maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hampton Roads Bankshares, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that Hampton Roads Bankshares, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Hampton Roads Bankshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Norfolk, Virginia

February 23, 2005

2004 Annual Report	21

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
Assets:
Cash and due from banks	$12,102,200	$13,139,023
Overnight funds sold	7,293,557	10,038,442
Interest bearing deposits in other banks	377,728	357,218

	19,773,485	23,534,683
Investment securities available-for-sale, at fair market value	36,678,835	70,526,784
Federal Home Loan Bank stock	1,667,400	875,000
Federal Reserve Bank stock	648,350	644,400

	38,994,585	72,046,184
Loans	275,190,194	210,774,864
Allowance for loan losses	(3,070,600)	(2,948,011)

Net loans	272,119,594	207,826,853
Premises and equipment	9,793,383	9,056,734
Interest receivable	1,253,674	1,387,819
Real estate acquired in settlement of loans	—	103,814
Deferred tax assets	1,294,150	950,614
Other assets	1,740,059	1,566,527

Total assets	$344,968,930	$316,473,228

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing demand	$91,944,270	$78,096,345
Interest bearing:
Demand	64,459,435	70,034,377
Savings	15,253,363	13,018,124
Time deposits:
Less than $ 100,000	61,699,232	64,803,856
$100,000 or more	41,759,058	31,480,629

Total deposits	275,115,358	257,433,331
Interest payable	409,899	413,846
Other liabilities	2,818,113	2,311,578
Federal Home Loan Bank borrowings	23,000,000	15,000,000

Total liabilities	301,343,370	275,158,755
Shareholders’ equity:
Common stock, $0.625 par value. Authorized 40,000,000 shares; issued and outstanding 8,059,528 shares in 2004 and 7,908,708 shares in 2003	5,037,205	4,942,943
Capital surplus	20,626,500	19,200,754
Retained earnings	18,170,928	16,660,715
Accumulated other comprehensive (loss) income, net	(209,073)	510,061

Total shareholders’ equity	43,625,560	41,314,473

Total liabilities and shareholders’ equity	$344,968,930	$316,473,228

See accompanying notes to the consolidated financial statements.

22	Hampton Roads Bankshares, Inc.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest Income:
Loans, including fees	$16,374,717	$15,392,774	$15,387,395
Investment securities	1,621,585	1,973,673	1,779,545
Overnight funds sold	71,469	102,461	176,747

Total interest income	18,067,771	17,468,908	17,343,687

Interest Expense:
Deposits:
Demand	424,826	445,188	577,318
Savings	91,161	83,936	103,215
Time deposits:
Less than $100,000	2,049,986	2,501,422	3,262,634
$100,000 or more	783,627	885,881	1,197,371

Interest on deposits	3,349,600	3,916,427	5,140,538
Federal Home Loan Bank borrowings	563,140	502,921	272,456

Total interest expense	3,912,740	4,419,348	5,412,994

Net interest income	14,155,031	13,049,560	11,930,693
Provision for loan losses	926,000	370,000	1,100,000

Net interest income after provision for loan losses	13,229,031	12,679,560	10,830,693

Noninterest Income:
Service charges on deposit accounts	2,014,013	2,030,963	1,698,063
ATM surcharge fees	219,399	205,540	244,324
Gain on sale of investment securities	507,500	—	619,449
Delinquent charges and extension fees on loans	238,576	256,100	191,833
Other service charges and fees	811,794	917,871	617,319

Total noninterest income	3,791,282	3,410,474	3,370,988

Noninterest Expense:
Salaries and employee benefits	6,603,352	6,036,435	5,279,816
Occupancy	911,616	879,672	943,598
Data processing	570,653	439,862	411,232
Other	2,706,919	2,624,895	2,572,391

Total noninterest expense	10,792,540	9,980,864	9,207,037

Income before provision for income taxes and cumulative effect of change in accounting principle	6,227,773	6,109,170	4,994,644
Provision for income taxes	2,139,583	2,086,155	1,696,609

Net income before cumulative effect of change in accounting principle	4,088,190	4,023,015	3,298,035
Cumulative effect of change in accounting principle, net of taxes of $23,607	45,825	—	—

Net Income	$4,134,015	$4,023,015	$3,298,035

Basic earnings per share before cumulative effect of change in accounting principle	$0.51	$0.52	$0.43
Cumulative effect of change in accounting principle	0.01	—	—

Basic earnings per share	$0.52	$0.52	$0.43

Diluted earnings per share before cumulative effect of change in accounting principle	$0.49	$0.50	$0.42
Cumulative effect of change in accounting principle	0.01	—	—

Diluted earnings per share	$0.50	$0.50	$0.42

Basic weighted average shares outstanding	7,973,844	7,805,231	7,606,446
Effect of dilutive stock options	262,325	189,020	176,020

Diluted weighted average shares outstanding	8,236,169	7,994,251	7,782,466

See accompanying notes to the consolidated financial statements.

2004 Annual Report	23

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2003 and 2002

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance at January 1, 2002	7,518,066	$4,698,791	$16,369,564	$14,554,624	$—	$35,622,979
Comprehensive income:
Net income	—	—	—	3,298,035	—	3,298,035
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $308,460	—	—	—	—	598,774	598,774

Total comprehensive income						3,896,809
Shares issued related to:
401(k) plan	8,516	5,323	62,807	—	—	68,130
Exercise of stock options	103,187	64,492	554,845	—	—	619,337
Dividend reinvestment	142,960	89,350	1,120,091	—	—	1,209,441
Payout of fractional shares	(67)	(43)	(518)	—	—	(561)
Common stock repurchased and surrendered	(64,918)	(40,573)	(478,767)	—	—	(519,340)
Tax benefit of stock option exercises	—	—	160,717	—	—	160,717
Cash dividends ($0.26 per share)	—	—	—	(1,946,593)	—	(1,946,593)

Balance at December 31, 2002	7,707,744	4,817,340	17,788,739	15,906,066	598,774	39,110,919
Comprehensive income:
Net income	—	—	—	4,023,015	—	4,023,015
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $45,701	—	—	—	—	(88,713)	(88,713)

Total comprehensive income						3,934,302
Shares issued related to:
401(k) plan	9,192	5,745	67,791	—	—	73,536
Exercise of stock options	168,000	105,000	746,363	—	—	851,363
Dividend reinvestment	95,422	59,639	860,002	—	—	919,641
Payout of fractional shares	(101)	(63)	(966)	—	—	(1,029)
Common stock repurchased and surrendered	(71,549)	(44,718)	(642,517)	—	—	(687,235)
Tax benefit of stock option exercises	—	—	381,342	—	—	381,342
Cash dividends ($0.27 per share)	—	—	—	(2,096,476)	—	(2,096,476)
Cash dividends ($0.15 per share)	—	—	—	(1,171,890)	—	(1,171,890)

Balance at December 31, 2003	7,908,708	4,942,943	19,200,754	16,660,715	510,061	41,314,473
Comprehensive income:
Net income	—	—	—	4,134,015	—	4,134,015
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $370,462	—	—	—	—	(719,134)	(719,134)

Total comprehensive income						3,414,881
Shares issued related to:
401(k) plan	9,365	5,853	88,733	—	—	94,586
Exercise of stock options	67,799	42,374	376,822	—	—	419,196
Dividend reinvestment	108,880	68,050	1,197,310	—	—	1,265,360
Payout of fractional shares	(114)	(72)	(1,252)	—	—	(1,324)
Common stock repurchased and surrendered	(35,110)	(21,943)	(373,863)	(1,154)	—	(396,960)
Tax benefit of stock option exercises	—	—	137,996	—	—	137,996
Cash dividends ($0.15 per share)	—	—	—	(1,187,065)	—	(1,187,065)
Cash dividends ($0.18 per share)	—	—	—	(1,435,583)	—	(1,435,583)

Balance at December 31, 2004	8,059,528	$5,037,205	$20,626,500	$18,170,928	$(209,073)	$43,625,560

See accompanying notes to the consolidated financial statements.

24	Hampton Roads Bankshares, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Operating Activities:
Net income	$4,134,015	$4,023,015	$3,298,035
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	563,700	537,306	522,857
Provisions for loan losses	926,000	370,000	1,100,000
Change in stock options payable	86,206	(196,018)	(112,813)
Net amortization of premiums and accretion of discounts on investment securities	256,100	(296,631)	(522,597)
(Gain) loss on sale of real estate acquired in settlement of loans	3,575	(64,986)	—
(Gain) loss on sale of premises and equipment	(19,731)	(8,002)	43,336
Gain on sale of investment securities	(507,500)	—	(619,449)
Deferred tax	26,926	57,523	(108,227)
Changes in:
Interest receivable	134,145	(108,968)	(184,999)
Other assets	(195,670)	(446,845)	(282,753)
Interest payable	(3,947)	(121,965)	(47,508)
Other liabilities	602,522	1,045,961	623,614

Net cash provided by operating activities	6,006,341	4,790,390	3,709,496

Investing Activities:
Proceeds from maturities and calls of investment securities	6,002,253	25,174,418	45,484,820
Proceeds from sales of investment securities	44,667,500	—	8,223,750
Purchase of investment securities	(17,660,000)	(51,800,000)	(82,125,000)
Purchase of Federal Home Loan Bank stock	(792,400)	(190,000)	(685,000)
Purchase of Federal Reserve Bank stock	(3,950)	(13,300)	(650)
Net increase in total loans	(65,218,741)	(7,436,243)	(14,501,301)
Purchase of premises and equipment	(1,280,555)	(1,144,423)	(327,366)
Cash proceeds from sale of premises and equipment	22,075	13,650	8,740
Cash received from rental income (paid for) development and improvement of real estate acquired in settlement of loans, net	—	(937)	17,459
Proceeds from sale of real estate acquired in settlement of loans	100,239	—	—

Net cash used in investing activities	(34,163,579)	(35,396,835)	(43,904,548)

Financing Activities:
Net increase in deposits	17,682,027	13,559,589	45,358,470
Net increase in other borrowings	8,000,000	2,007,147	9,757,853
Common stock repurchased and surrendered	(396,960)	(687,235)	(519,340)
Dividends reinvested	1,265,360	919,641	1,209,441
Proceeds from shares issued related to 401(k) plan	94,586	73,536	68,130
Cash proceeds from exercise of stock options	373,675	492,236	346,576
Dividends paid	(2,622,648)	(3,268,366)	(1,946,593)

Net cash provided by financing activities	24,396,040	13,096,548	54,274,537

Increase (decrease) in cash and cash equivalents	(3,761,198)	(17,509,897)	14,079,485
Cash and cash equivalents at beginning of year	23,534,683	41,044,580	26,965,095

Cash and cash equivalents at end of year	$19,773,485	$23,534,683	$41,044,580

Supplemental cash flow information:
Cash paid during the year for interest	$3,916,687	$4,541,313	$5,460,502
Cash paid during the year for income taxes	2,132,876	1,776,322	1,565,000
Supplemental noncash information:
Transfer between loans and real estate acquired in settlement of loans	$—	$419,954	$81,118
Transfer between real estate acquired in settlement of loans and premises and equipment	—	—	168,312

See accompanying notes to the consolidated financial statements.

2004 Annual Report	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

(1)	Accounting Policies

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

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Bank of Hampton Roads and Hampton Roads Investments, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Nature of Operations

The Company has 15 branches located in Chesapeake, Suffolk, Norfolk and Virginia Beach, Virginia. The Company’s primary source of income is interest income from loans to small and middle market businesses.

(c) Restrictions on Cash and Due from Bank Accounts

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank (FRB). Required reserves were $3,377,000 and $2,218,000 at December 31, 2004 and 2003, respectively.

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

(e) Federal Reserve Bank Stock and Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to 0.20% of total assets plus 4.50% of borrowings from the FHLB.

As a member of the FRB, the Company is required to hold shares of FRB capital stock, $100 par value, in an amount equal to 6% of the Bank’s total common stock and capital surplus.

FRB stock and FHLB stock are carried at cost.

26	Hampton Roads Bankshares, Inc.

(f) Loans

Loans are stated at the amount of unpaid principal less net deferred fees and an allowance for loan losses. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Fees collected and costs incurred in connection with loan originations are deferred and recognized over the term of the loan. It is the Company’s normal practice to cease the accrual of interest on loans based upon the delinquency status of the loan, as determined by the contractual terms of the loan, an evaluation of the collateral pledged, and the financial strength of the borrower. Cash payments received on loans in nonaccrual status are generally applied to reduce the outstanding principal balance.

A loan is deemed impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured at the present value of their expected future cash flows by discounting those cash flows at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. Impairment is measured on a loan by loan basis. Interest on impaired loans is accrued and recorded as income based upon the principal amount outstanding, except for nonaccrual loans, for which interest is not accrued. Interest accrual resumes when the loan is no longer 90 or more days past due and the borrower, in management’s opinion, is able to meet payments as they become due.

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

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in the year including the enactment date and is measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management does not believe a valuation allowance is necessary at December 31, 2004 or 2003 as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

2004 Annual Report	27

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

(m) Stock-Based Compensation

The Company adopted the disclosure only provision of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. These statements allow an entity to continue to measure compensation cost for these plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options.

Pro forma information regarding net income and earnings per share as required by SFAS No. 123 and SFAS No. 148 has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value of all currently outstanding options was estimated at the date of the grant using the Black-Scholes option pricing model. Pro forma results and a summary of the assumptions used for 2004, 2003 and 2002 are as follows:

Years Ended December 31,	2004	2003	2002
Reported net income after change in accounting principle	$4,134,015	$4,023,015	$3,298,035
Stock-based compensation expense (net of tax):
Actual expense based on APB No. 25	145,582	163,920	160,561
Pro forma expense based on SFAS No. 123	(190,684)	(220,609)	(200,296)

Pro forma net income after change in accounting principle	$4,088,913	$3,966,326	$3,258,300

Net income per share after change in accounting principle:
Basic-as reported	$0.52	$0.52	$0.43
Basic-pro forma	0.51	0.51	0.43
Diluted-as reported	0.50	0.50	0.42
Diluted-pro forma	0.50	0.50	0.42

December 31,	2004	2003	2002
Assumptions:
Risk-free interest rate	3.94%	3.25%	3.50%
Volatility	21.62%	21.62%	21.62%
Dividend growth rate	10.00%	10.00%	10.00%
Dividend paid	$0.36	$0.30	$0.25
Weighted average grant date fair value of options	$1.52	$1.64	$1.51
Weighted average expected life (years)	7.75	7.75	7.75

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

28	Hampton Roads Bankshares, Inc.

(o)	Statement of Cash Flows

For purposes of reporting cash flows, the Company considers cash and due from banks, overnight funds sold and interest-bearing deposits in other banks as cash and cash equivalents. Generally, overnight funds include federal funds sold and high quality money market instruments, which hold short-term debt securities that are U.S. Government issued or guaranteed.

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

(q)	Cumulative Effect of Change in Accounting Principle

In accordance with Emerging Issues Task Force (EITF) 03-16, Accounting for Investments in Limited Liability Companies, which was effective for reporting periods beginning after June 15, 2004, the Company began accounting for its investment in Tidewater Home Funding, LLC under the equity method during the third quarter of 2004. The change from the cost method to the equity method caused an adjustment of $45,835, net of income tax, which was accounted for as a cumulative effect of change in accounting principle.

(r)	Reclassification

Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.

(2)	Investment Securities

The amortized cost and estimated market values of investment securities at December 31, 2004 and 2003 were as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale Securities:
U.S. Treasury securities	$100,000	$—	$1,074	$98,926
U.S. Agency securities	36,882,534	3,560	319,206	36,566,888
Mortgage backed securities	13,077	—	56	13,021

Total available-for-sale securities	$36,995,611	$3,560	$320,336	$36,678,835

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale Securities:
U.S. Agency securities	$69,738,605	$849,364	$76,588	$70,511,381
Mortgage backed securities	15,359	44	—	15,403

Total available-for-sale securities	$69,753,964	$849,408	$76,588	$70,526,784

At December 31, 2004, investments in an unrealized loss position that were temporarily impaired were:

	Less than 12 Months		12 Months or More		Total
	Estimated Market Value	Unrealized Loss	Estimated Market Value	Unrealized Loss	Estimated Market Value	Unrealized Loss
U.S. Treasury securities	$98,926	$1,074	$—	$—	$98,926	$1,074
U.S. Agency securities	27,116,177	241,789	5,978,125	77,417	33,094,302	319,206
Mortgage backed securities	13,021	56	—	—	13,021	56

	$27,228,124	$242,919	$5,978,125	$77,417	$33,206,249	$320,336

2004 Annual Report	29

The unrealized loss positions at December 31, 2004 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. All securities are AAA rated investments. Bonds with unrealized loss positions at 2004 year-end included 1 U.S. Treasury security, 16 U.S. Agencies securities, and 1 mortgage backed security.

During 2004, investment securities classified as available-for-sale with a total estimated market value of $44,964,674 were sold, and a gain of $507,500 was recognized. There were no sales of securities in 2003.

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

The amortized cost and estimated market value of debt securities at December 31, 2004 by contractual maturity were as follows.

	Amortized Cost	Estimated Market Value
Due in one year or less	$11,499,214	$11,447,513
Due after one year through five years	25,483,320	25,218,301
Due after five years through ten years	—	—
Due after ten years	13,077	13,021

	$36,995,611	$36,678,835

At December 31, 2004 and 2003, the Company had investment securities with carrying values of $7,961,932 and $16,137,745, respectively, pledged to secure public deposits, $1,426,336 and $1,025,313, respectively, pledged to secure treasury, tax and loan deposits, $15,650,313 and $14,742,656, respectively, pledged to secure FHLB borrowings and $3,006,875 and $2,258,904, respectively, pledged to secure FRB borrowings. At December 31, 2004, the Company had investment securities with carrying values of $98,926 pledged to secure a debtor in possession deposit.

(3)	Loans and Allowance for Loan Losses

The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending area. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ abilities to honor their contracts is dependent upon the economic environment of the lending area.

Major classifications of loans at December 31, 2004 and 2003 were:

	2004	2003
Commercial	$58,500,942	$59,334,061
Construction	73,507,730	44,464,644
Real estate - commercial mortgage	108,314,059	74,864,664
Real estate - residential mortgage	17,900,146	15,595,314
Installment loans to individuals	17,250,885	16,493,034
Deferred loan fees and related costs	(283,568)	23,147

	$275,190,194	$210,774,864

Non-performing assets at December 31, 2004 and 2003 were:

	2004	2003
Loans 90 days past due and still accruing interest	$469,146	$112,126
Nonaccrual loans, including impaired loans	1,904,430	107,601
Real estate acquired in settlement of loans	—	103,814

	$2,373,576	$323,541

If interest on nonaccrual loans had been accrued, such income would have approximated $56,814, $17,553 and 26,992 in 2004, 2003 and 2002, respectively, none of which was recognized in income.

30	Hampton Roads Bankshares, Inc.

Information on impaired loans at December 31, 2004, 2003 and 2002 was:

	2004	2003	2002
Impaired loans for which an allowance has been provided	$1,887,542	$—	$—
Impaired loans for which no allowance has been provided	—	—	—

Total impaired loans	$1,887,542	$—	$—

Allowance provided for impaired loans, included in the allowance for loan losses	$377,508	$—	$—

Average balance in impaired loans	$1,911,411	$—	$—

Interest income recognized from impaired loans	$—	$—	$—

Transactions affecting the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Balance at beginning of year	$2,948,011	$2,842,855	$2,121,137
Provision for loan losses	926,000	370,000	1,100,000
Loans charged off	(940,555)	(298,629)	(434,326)
Recoveries	137,144	33,785	56,044

Balance at end of year	$3,070,600	$2,948,011	$2,842,855

(4)	Premises, Equipment and Leases

Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Land	$3,580,313	$3,213,052
Buildings and improvements	6,045,139	5,712,314
Equipment, furniture and fixtures	3,858,818	3,825,578

	13,484,270	12,750,944
Less accumulated depreciation	(3,690,887)	(3,694,210)

	$9,793,383	$9,056,734

The Company leases the land upon which one of its branch offices is located. In addition, the Company also leases the buildings in which five branch offices are located, as well as its loan processing department. The lease terms range from three to ten years.

Total rent expense was $304,598 in 2004, $322,581 in 2003 and $398,136 in 2002.

Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2004 were:

2005	$286,955
2006	234,357
2007	156,064
2008	158,607
2009	108,904
2010 - 2013	156,728

$1,101,615

2004 Annual Report	31

(5)	Deposits

The maturities of time deposits at December 31, 2004 and 2003 were as follows:

	2004		2003
	Time Deposits Less than $100,000	Time Deposits $100,000 or More	Time Deposits Less than $100,000	Time Deposits $100,000 or More
Maturity of:
3 months or less	$9,288,832	$15,557,772	$10,981,090	$12,208,542
Over 3 months - 6 months	6,597,320	1,737,366	8,534,704	4,336,612
Over 6 months - 12 months	11,133,816	9,782,153	14,971,408	5,167,963
1 year - 2 years	11,303,017	5,049,233	10,753,598	3,244,589
2 years - 3 years	10,515,432	3,955,081	4,596,278	1,574,915
3 years - 4 years	8,084,136	3,147,615	9,121,794	3,318,746
4 years - 5 years	4,776,679	2,529,838	5,844,984	1,629,262

	$61,699,232	$41,759,058	$64,803,856	$31,480,629

(6)	Other Borrowings

At December 31, 2004 and 2003, the Company had borrowings from the FHLB system totaling $23,000,000 and $15,000,000, respectively, at fixed interest rates ranging from 2.25% to 4.56%. Interest only is payable on a monthly basis until maturity. Maturities of FHLB borrowings at December 31, 2004 were:

2005	$2,500,000
2006	7,500,000
2007	8,000,000
2008	5,000,000

$23,000,000

The borrowings were collateralized by a blanket lien on the Company’s 1-4 family residential real estate loans, with a carrying value of $14,204,935 and $13,384,089 as of December 31, 2004 and 2003, respectively. In addition, the Company pledged investment securities with carrying values of $15,650,313 and $14,742,656 to collateralize the borrowings at December 31, 2004 and 2003, respectively.

(7)	Income Taxes

Total income tax was allocated for the years ended December 31, 2004, 2003 and 2002 as follows:

	December 31,
	2004	2003	2002
Provision for income taxes before cumulative effect of change in accounting principle	$2,139,583	$2,086,155	$1,696,609
Tax effect of change in accounting principle	23,607	—	—
Shareholders’ equity for unrealized gain on securities available-for-sale	(370,462)	(45,701)	308,460
Shareholders’ equity for tax benefit for excess of fair value above cost of stock option plans	(137,996)	(381,342)	(160,717)

	$1,654,732	$1,659,112	$1,844,352

32	Hampton Roads Bankshares, Inc.

Income tax expense (benefit) applicable to income before taxes and before cumulative effect of change in accounting principle consists of:

	December 31,
	2004	2003	2002
Current	$2,112,657	$2,028,632	$1,804,836
Deferred	26,926	57,523	(108,227)

	$2,139,583	$2,086,155	$1,696,609

The significant components of deferred income tax expense (benefit) were as follows:

	December 31,
	2004	2003	2002
Deferred income tax expense (benefit)	$(9,656)	$20,941	$(144,809)
NOL carryforward	36,582	36,582	36,582

	$26,926	$57,523	$(108,227)

The provisions for income taxes for the years ended December 31, 2004, 2003 and 2002 differ from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes. The differences were as follows:

	2004	2003	2002
Income taxes at statutory rates	$2,117,443	$2,077,118	$1,698,179
Increase (decrease) resulting from:
Nondeductible expense	20,242	8,167	2,534
Other	1,898	870	(4,104)

Income tax expense before cumulative effect of change in accounting principle	$2,139,583	$2,086,155	$1,696,609

At December 31, 2004, the Company had net operating loss carryforwards of $215,190 for income tax purposes that expire in 2006, resulting from a 1992 acquisition. The amount of net operating loss carryforward utilization is limited to $107,595 per year.

Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2004 and 2003 were as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$863,068	$884,664
Unrealized loss on securities available-for-sale	107,704	—
Deferred directors’ fees	62,771	46,118
Nonqualified deferred compensation	741,617	642,751
Net operating loss carryforward	73,165	109,747
Other	—	14,222

Total deferred tax assets	1,848,325	1,697,502

Deferred tax liabilities:
Depreciation	552,138	484,129
Unrealized gain on securities available-for-sale	—	262,759
Other	2,037	—

Total deferred tax liabilities	554,175	746,888

Net deferred tax assets	$1,294,150	$950,614

(8)	Commitments

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

2004 Annual Report	33

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. Contractual amounts at December 31, 2004 and 2003 were:

	2004	2003
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$78,083,508	$55,643,351
Standby letters of credit	11,853,606	9,912,380
Loans approved, but not yet funded	23,809,116	27,811,323

	$113,746,230	$93,367,054

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, and real estate. At December 31, 2004, there was no allowance for standby letters of credit. Management does not anticipate any material losses will arise from additional funding of the aforementioned lines of credit or letters of credit.

(9)	Profit Sharing Plan

The Company has a defined contribution 401(k) plan. All employees who are 21 years of age and have completed one year of service are eligible to participate. Under the plan, employees may contribute the lesser of $13,000, or 20% of their annual salary, and the Company will contribute 25% of the employees’ contributions up to 10% of salary. The Company may also make an additional discretionary contribution. Company contributions will not exceed the maximum amount deductible annually for income tax purposes. The Company made discretionary contributions of $161,000, $152,250 and $129,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company also made matching contributions of $48,913, $46,397 and $40,271 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company offers its stock as an investment option under the 401(k) plan. The plan purchased 9,365, 9,192, and 8,516 shares at prices of $10.10, $8.00, and $8.00 per share in 2004, 2003 and 2002, respectively. The Bank is the plan’s trustee.

34	Hampton Roads Bankshares, Inc.

(10)	Supplemental Retirement Agreement

In 1993, the Company entered into a Supplemental Retirement Agreement, which has been amended, with one officer. Under this agreement, the officer is eligible to receive an annual benefit payable in fifteen installments equal to 50% of his Benefit Computation Base following the attainment of his Plan Retirement Date. The Benefit Computation Base is calculated as the average compensation including bonuses from the Company over the three consecutive completed calendar years just prior to the year of retirement or termination. Partial vesting began on January 1, 1998 and will continue until the Plan Retirement Date. The Company has funded this agreement with life insurance policies which name the Company as beneficiary. The Company recognizes expense each year related to this agreement. Information regarding this agreement at December 31, 2004, 2003, and 2002 is as follows:

	2004	2003	2002
Benefit obligation at January 1,	$—	$—	$—
Service cost	185,082	161,380	88,744
Accrued and expensed	185,082	161,380	88,744

Benefit obligation at December 31,	$—	$—	$—

	2004	2003
Funded status at December 31,	$857,867	$672,785

Benefits expected to be paid:
2005	$—	$—
2006	—	—
2007	—	—
2008	—	—
2009	—	—
2010-2014	1,150,335	877,168

	$1,150,335	$877,168

Assumptions used in the accounting:
Discount rate	7.00%	7.00%
Salary inflation rate	3.00	3.00
Bonus inflation rate	3.00	3.00
Social security inflation rate	4.00	4.00
415 inflation rate	4.00	4.00

(11)	Dividend Reinvestment and Optional Cash Purchase Plan

The Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. Through the first quarter of 2003, the plan also enabled shareholders to purchase up to $1,000 per quarter of additional common stock. The stock purchased through the plan directly from the Company, is valued at the weighted average sales price of the Company’s common stock in transactions occurring during the 60 calendar days immediately prior to the purchase date. The purchase price of shares purchased on the open market is the actual current market price of the shares purchased on the applicable purchase date. In September 2004, $924,094 of the $1,435,583 total dividend declared was reinvested at $11.45 per share for 80,707 shares. In March 2004, $771,560 of the $1,187,065 total dividend declared was reinvested at $11.85 per share for 65,111 shares. In September 2003, $778,394 of the $1,171,890 total dividend declared was reinvested at $9.67 per share for 80,446 shares. In March 2003, $1,381,273 of the $2,096,476 total dividend declared was reinvested at $10.08 per share for 137,031 shares. In March 2002, $1,303,719 of the $1,946,593 total dividend declared was reinvested at $8.46 per share for 154,104 shares. Under the Optional Cash Purchase Plan, 10,905 and 25,565 shares were purchased at prices ranging from $10.22 to $9.50 per share and $9.00 to $7.94 per share for 2003 and 2002, respectively. When available, shares for sale on the open market are used to satisfy the shares purchased through the Dividend Reinvestment and Optional Cash Purchase Plan.

(12)	Stock Options

The Company has a Stock Option Plan under which the Company may grant options to its directors and employees for shares of common stock. During 2004 and 2003, the Company authorized the grant of options to employees and directors for 106,385 and 106,928 shares, respectively, of the Company’s common stock under the plan.

The Company has a Directors’ Deferred Compensation Agreement, which allows directors to purchase options for the Company’s common stock where the directors’ fees reduce the exercise price for shares up to 50% of an amount that represents the fair market value of the stock. The directors purchased 19,318 and 27,376 options in 2004 and 2003, respectively, under this agreement. All options, when granted, have 10-year terms and are fully vested and exercisable at the date of grant. The Company’s shareholders have approved both of the above-mentioned plans.

2004 Annual Report	35

A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance at January 1, 2002	1,016,244	$5.7972
Granted	132,341	6.7872
Exercised	(115,820)	3.8264
Expired	(2,566)	9.0152

Balance at December 31, 2002	1,030,199	6.1379
Granted	134,304	8.4519
Exercised	(211,785)	7.4300

Balance at December 31, 2003	952,718	6.8981
Granted	125,703	8.6465
Exercised	(67,799)	5.5115
Expired	(15,836)	10.4022

Balance at December 31, 2004	994,786	$7.2898

In 2003 and 2002, 211,785 and 115,820 options were exercised, respectively; however, only 168,000 and 103,187 new shares, respectively, were issued since 43,785 and 12,633 shares, respectively, of previously acquired stock were used to exercise some the options.

Exercise prices for options outstanding and exercisable as of December 31, 2004 were as follows:

Range of Exercise Prices	Number of Options	Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 2.925 - $ 4.000	187,421	3.69	$3.5548
4.665 - 5.970	182,791	3.64	5.2708
6.530 - 8.770	412,586	7.10	7.9280
9.710 - 11.800	211,988	7.44	10.4368

$ 2.925 - $ 11.800	994,786	5.89	$7.1504

(13)	Employment Agreements

The Company has employment agreements with eight officers. Two of the agreements expire in 2006, three expire in 2007, one expires in 2008 and two expire in 2009. Unless the officer is notified in writing prior to the last day of the 48th consecutive month, the agreement will automatically renew for an additional period of 60 months. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(14)	Other Expenses

A summary of other expenses for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Stationery and office supplies	$158,806	$170,277	$149,043
Advertising and marketing	240,128	287,700	355,083
Telephone and postage	283,075	328,319	317,327
Professional	184,125	131,678	145,690
Bank franchise tax	230,115	228,594	244,018
Equipment	181,386	149,730	134,736
ATM and VISA Check Card expense	359,108	309,444	289,276
Directors’ and advisory board fees	254,450	228,525	219,875
Other	815,726	790,628	717,343

	$2,706,919	$2,624,895	$2,572,391

36	Hampton Roads Bankshares, Inc.

(15)	Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The amount of dividends the Bank may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. At December 31, 2004, the amount available was approximately $3.7 million. Loans and advances are limited to 10% of the Bank’s shareholders’ equity. As of December 31, 2004, funds available for loans or advances by the Bank to the Company amounted to $160,300 after the $3,800,000 loan balance currently outstanding.

(16)	Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements of the FRB. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Management believes that, as of December 31, 2004, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the FRB categorized the Company and the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum amounts and ratios, as set forth in the table that follows, must be maintained. There are no conditions or events since that notification that management believes have changed the Company’s or Bank’s category.

A summary of the Company’s and the Bank’s required and actual capital components follows:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004
Tier 1 Capital:
Consolidated Company	$43,835	14.69%	$11,937	4.00%	$17,905	6.00%
Bank	39,812	13.46	11,829	4.00	17,744	6.00
Total Risk-Based Capital:
Consolidated Company	46,906	15.72	23,874	8.00	29,842	10.00
Bank	42,883	14.50	23,659	8.00	29,573	10.00
Leverage Ratio:
Consolidated Company	43,835	13.13	13,350	4.00	16,688	5.00
Bank	39,812	12.02	13,244	4.00	16,555	5.00
As of December 31, 2003
Tier 1 Capital:
Consolidated Company	$40,805	17.01%	$9,593	4.00%	$14,390	6.00%
Bank	37,088	15.48	9,581	4.00	14,371	6.00
Total Risk-Based Capital:
Consolidated Company	43,753	18.24	19,186	8.00	23,983	10.00
Bank	40,036	16.72	19,161	8.00	23,952	10.00
Leverage Ratio:
Consolidated Company	40,805	13.06	12,498	4.00	15,623	5.00
Bank	37,088	11.88	12,486	4.00	15,608	5.00

(17)	Disclosures About Fair Value of Financial Instruments

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

2004 Annual Report	37

The following methods and assumptions were used by the Company in estimating fair value for its financial instruments, as defined by SFAS No. 107:

(a)	Cash and Due from Banks, Overnight Funds, and Interest Bearing Deposits in Other Banks

The carrying amount approximates fair value.

(b)	Securities Available-for-Sale

Fair values are based on published market prices or dealer quotes. Available-for-sale securities are carried at their aggregate fair value.

(c)	Federal Home Loan Bank Stock and Federal Reserve Bank Stock

The carrying amount approximates fair value.

(d)	Loans

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

(g)	FHLB Borrowings

Included in other borrowings are notes payable to the FHLB, whose fair value is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities. The carrying amounts of the other borrowed funds approximate fair value.

(h)	Commitments to Extend Credit and Standby Letters of Credit

The fair value of commercial lending related letters of credit and commitments is estimated as the amount of fees currently charged to enter into similar agreements, taking into account the present creditworthiness of the counter parties.

The estimated fair value of the Company’s financial instruments required to be disclosed under SFAS No. 107 at December 31, 2004 and 2003 were:

	2004		2003
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and due from banks	$12,479,928	$12,479,928	$13,496,241	$13,496,241
Overnight funds sold	7,293,557	7,293,557	10,038,442	10,038,442
Interest bearing deposits in other banks	377,728	377,728	357,218	357,218
Federal Home Loan Bank stock	1,667,400	1,667,400	875,000	875,000
Federal Reserve Bank stock	648,350	648,350	644,400	644,400
Securities available-for-sale	36,678,835	36,678,835	70,526,784	70,526,784
Loans	275,190,194	286,256,388	210,774,864	221,839,635
Interest receivable	1,253,674	1,253,674	1,387,819	1,387,819
Liabilities:
Deposits	275,115,358	276,249,203	257,433,331	260,102,206
Interest payable	409,899	409,899	413,846	413,846
FHLB borrowings	23,000,000	22,706,768	15,000,000	15,202,559
Off-Balance Sheet:
Commitments to extend credit and standby letters of credit	—	899,371	—	655,557

38	Hampton Roads Bankshares, Inc.

(18)	Subsequent Events

On January 11, 2005, the Company declared a cash dividend of $0.18 per share payable March 15, 2005, to shareholders of record on February 15, 2005.

(19)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the years ended December 31, 2004 and 2003 is as follows:

	2004
	Fourth	Third	Second	First
Interest income	$4,906,171	$4,629,212	$4,321,230	$4,211,158
Interest expense	1,035,062	939,251	944,327	994,100

Net interest income	3,871,109	3,689,961	3,376,903	3,217,058
Provision for loan losses	129,000	114,000	599,000	84,000
Noninterest income	822,911	805,036	910,435	1,252,900
Noninterest expense	2,864,321	2,669,900	2,626,673	2,631,646

Income before provision for income taxes	1,700,699	1,711,097	1,061,665	1,754,312
Provision for income taxes	586,316	582,700	374,101	596,466
Cumulative effect of change in accounting principle, net of tax	—	45,825	—	—

Net income	$1,114,383	$1,174,222	$687,564	$1,157,846

Basic earnings per share	$0.13	$0.15	$0.09	$0.15

Diluted earnings per share	$0.13	$0.14	$0.09	$0.14

	2003
	Fourth	Third	Second	First
Interest income	$4,319,472	$4,365,677	$4,420,304	$4,363,455
Interest expense	1,025,060	1,089,790	1,117,741	1,186,757

Net interest income	3,294,412	3,275,887	3,302,563	3,176,698
Provision for loan losses	105,000	96,000	84,000	85,000
Noninterest income	884,039	871,148	841,145	814,142
Noninterest expense	2,509,618	2,551,030	2,483,138	2,437,078

Income before provision for income taxes	1,563,833	1,500,005	1,576,570	1,468,762
Provision for income taxes	540,517	510,742	536,546	498,350

Net income	$1,023,316	$989,263	$1,040,024	$970,412

Basic earnings per share	$0.13	$0.13	$0.13	$0.13

Diluted earnings per share	$0.13	$0.12	$0.13	$0.12

2004 Annual Report	39

(20)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2004 and 2003 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2004, of Hampton Roads Bankshares, Inc., parent company only, are presented below.

Condensed Balance Sheets

December 31,	2004	2003
Assets:
Cash on deposit with Bank	$1,357,471	$3,460,745
Receivable from Bank	1,303,864	1,217,658
Investment in Bank	39,616,517	37,598,436
Investment in affiliates	686,690	280,000
Loans	5,799,375	—
Interest receivable	16,390	—
Other assets	20	26,744

Total assets	$48,780,327	$42,583,583

Liabilities and Shareholders’ Equity:
Borrowing from Bank	$3,800,000	$—
Interest payable	11,061	—
Other liabilities	1,343,706	1,269,110
Shareholders’ equity	43,625,560	41,314,473

Total liabilities and shareholders’ equity	$48,780,327	$42,583,583

Condensed Statements of Income

Years Ended December 31,	2004	2003	2002
Income:
Dividends from Bank	$1,435,583	$1,171,890	$4,965,933
Income from affiliates	165,207	140,700	14,001
Interest income	98,207	56,446	23,882

Total income	1,698,997	1,369,036	5,003,816
Expenses:
Interest expense	29,801	36,254	18,313
Other expense	56,206	40,014	95,708

Total expense	86,007	76,268	114,021

Income before income taxes and equity in undistributed earnings of subsidiary	1,612,990	1,292,768	4,889,795
Income tax (provision) benefit	(63,193)	(41,101)	25,887
Equity in undistributed earnings of subsidiary	2,584,218	2,771,348	(1,617,647)

Net income	$4,134,015	$4,023,015	$3,298,035

40	Hampton Roads Bankshares, Inc.

Condensed Statements of Cash Flows

Years Ended December 31,	2004	2003	2002
Operating Activities:
Net income	$4,134,015	$4,023,015	$3,298,035
Adjustments:
Equity in undistributed earnings of subsidiaries	(2,584,218)	(2,771,348)	1,617,647
Depreciation and amortization	22,138	7,690	7,573
Change in other assets	(236,007)	227,979	119,515
Change in other liabilities	267,850	196,014	173,106

Net cash provided by operations	1,603,778	1,683,350	5,215,876

Investing Activities:
Net (increase) decrease in loans	(5,799,375)	2,992,853	242,147
Investment in affiliates	(421,690)	—	(180,000)

Net cash provided by (used in) investing activities	(6,221,065)	2,992,853	62,147

Financing Activities:
Net increase (decrease) in borrowings	3,800,000	(2,992,853)	(242,147)
Common stock repurchased and surrendered	(396,960)	(687,235)	(519,340)
Dividends paid	(2,622,648)	(3,268,366)	(1,946,593)
Dividends reinvested	1,265,360	919,641	1,209,441
Cash proceeds from exercise of stock options	373,675	492,236	346,576
Proceeds from shares issued to 401(k) plan	94,586	73,536	68,130

Net cash provided by (used in) financing activities	2,514,013	(5,463,041)	(1,083,933)

Increase (decrease) in cash and cash equivalents	(2,103,274)	(786,838)	4,194,090
Cash and cash equivalents at beginning of year	3,460,745	4,247,583	53,493

Cash and cash equivalents at end of year	$1,357,471	$3,460,745	$4,247,583

(21)	Related Party Transactions

On December 1, 2001, the Company purchased a 10% interest in Tidewater Home Funding, LLC (THF). The Company accounts for this investment under the equity method. On December 19, 2001, the Bank established a warehouse credit facility for THF for up to $5,194,950. As of December 31, 2004 and 2003, THF had drawn $1,756,259 and $1,548,807 on this warehouse line of credit, at a variable rate of 5.75% and 4.50%, respectively.

In January 2004, the Company purchased an 8% ownership in Davenport Financial Fund, LLC. This investment is accounted for under the equity method.

During 2002, the Company purchased a 4.12% ownership in Bankers Investment Group, LLC in order to facilitate the sale of securities-related products and services to its customers and the general public. The Company accounts for this investment under the cost method.

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. At December 31, 2004 and 2003, loans to executive officers, directors and their associates amounted to $9,677,121 and $14,900,918, respectively. During 2004, additional loans and repayments of loans by executive officers, directors and their associates were $3,027,374 and $8,251,171, respectively.

During the fourth quarter of 2004, the Company established a loan from the Bank with a one-year term. Interest only payments are made monthly at a variable interest rate. As of December 31, 2004 the outstanding balance was $3,800,000 at an interest rate of 6.25%.

2004 Annual Report	41

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

Emil A. Viola

Chairman of the Board

President, Vico Construction

Corporation

Jack W. Gibson

President and Chief Executive

Officer, Hampton Roads

Bankshares, Inc.

Warren L. Aleck

Retired President,

Great Bridge Foods, Inc.

t/a Earle’s Markets

Robert G. Bagley

Senior Vice President,

Bank of Hampton Roads

Durwood S. Curling

Retired Executive Director,

Southeastern Public Service

Authority

Herman A. Hall, III

Secretary-Treasurer,

Hall Farms, Inc.

Robert H. Powell III

Attorney at Law,

Kaufman & Canoles, P.C.

Bobby L. Ralph

Mayor,

City of Suffolk

Patricia M. Windsor

Secretary-Treasurer,

Lakeside Construction

Corporation

W. Lewis Witt

Owner,

Inner-View, Ltd.

EXECUTIVE OFFICERS

Jack W. Gibson

President and

Chief Executive Officer

Julie R. Anderson

Senior Vice President,

Area Loan Executive and

Commercial Loan Officer

Donald W. Fulton, Jr.

Senior Vice President and

Chief Financial Officer

Tiffany K. Glenn

Senior Vice President,

Marketing Officer and

Corporate Secretary

Gregory P. Marshall

Senior Vice President,

Area Loan Executive and

Commercial Loan Officer

Reneé R. McKinney

Senior Vice President,

Branch Administrator

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

Chesapeake, VA 23320

(757) 436-1000

STOCK INFORMATION

The Bank serves as the transfer agent. The Company’s common stock trades under the symbol “HMPR” on the NASDAQ Bulletin Board. Stock inquiries should be directed to:

Tiffany K. Glenn

Senior Vice President and

Marketing Officer

Stock Transfer Department

Hampton Roads Bankshares, Inc.

201 Volvo Parkway

Chesapeake, VA 23320

(757) 436-1000

MARKET MAKERS

Archipelago Trading Services, Inc.

Davenport & Company LLC

Hill Thompson Magid & Co., Inc.

Knight Equity Markets, L.P.

McKinnon & Company, Inc.

Monroe Securities, Inc.

Ryan Beck & Co.

Scott & Stringfellow, Inc.

UBS Capital Markets, L.P.

WEB SITE ADDRESS

www.bankofhamptonroads.com

42	Hampton Roads Bankshares, Inc.

ADVISORY BOARD MEMBERS

Deep Creek

Emil A. Viola

Chairman

Jack W. Gibson

Bank of Hampton Roads

Patricia S. Lawrence

Lawrence Pharmacy, Inc.

Davis R. Mellott

Southeastern Equipment Corp.

Rod L. Pierce, Sr.

Retired, Bank of Hampton Roads

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

Robert H. Powell III

Chairman

Jack W. Gibson

Bank of Hampton Roads

Robert G. Bagley

Bank of Hampton Roads

Edward L. Ladd

Downtown Norfolk Council

Darrell L. Long

Club Soda, Havana-Norfolk, Havana-Virginia Beach

Jonathan L. Thornton

Pierce & Thornton

William F. Whitlow

Whitlow Baker

Michael P. Zarpas

Global Real Estate Investment

Market Street

Bobby L. Ralph

Chairman

Jack W. Gibson

Bank of Hampton Roads

Adrian T. Robertson

Allied Concrete

James R. Rountree

Rountree Construction Co., Inc.

James F. Russell

Supreme Petroleum, Inc.

J. Wayne Scott

Frank E. Sheffer & Co.

Robert B. Speight

N & S Limited

Gayle F. Upchurch

The Shoetique

2004 Annual Report	43

Orchard Square

Richard H. Matthews

Chairman

Jack W. Gibson

Bank of Hampton Roads

William B. Cross

Ashdon Builders, Inc.

Robert L. Samuel, Jr.

Williams Mullen

Jeffrey A. Valentine

The Frieden Agency, Inc.

Portsmouth Boulevard

Hugo A. Owens, Jr.

Chairman

Jack W. Gibson

Bank of Hampton Roads

Phil L. Black

Century 21

Jonnie Gayle Franklin

Investor

Thomas F. May

Vexon Chemicals, Inc.

JoAnn H. Nesson

John C. Holland Enterprises

Judson H. Rodman

Rodman’s Bar-B-Que

Pat E. Viola

Vico Construction Corporation

Gilbert J. “Chip” Wirth, Jr.

Prentis, LLC

Princess Anne

L. Steve Gossett

Chairman

Jack W. Gibson

Bank of Hampton Roads

N. Merrill Beck, Jr.

Beck Associates, P.C.

George Ray Bunch, Jr.

Budget Rent A Car

Donald M. Koble

Steve’s Auto Sales

Yale Nesson

AARD Screenprinters & Embroidery

Neal S. Windley

Goodwill Industries of Hampton Roads, Inc.

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

James D. Marx

In Touch Designs, Inc.

Townsend Oast

Retired Past President of Virginia Bankers Association

Kenneth R. Sims

Custom Stone Company, Inc.

Kevin R. Sims

Custom Stone Company, Inc.

Leo Thomas

Ron Zoby Tours

Jeffrey M. Tourault

Atlantic Foundations, Inc.

Pembroke

Douglas J. Glenn

Chairman

Jack W. Gibson

Bank of Hampton Roads

B. G. Campbell

Community Group, Inc.

John Katsias

Katsias Company

Pete O. Kotarides

The Kotarides Companies

Robert A. Widener

Ainslie Widener, Inc.

Benjamin J. Willis, III

Willis Furniture Company, Inc.

44	Hampton Roads Bankshares, Inc.

OFFICE LOCATIONS

CHESAPEAKE

Main Office

201 Volvo Parkway

Crossroads

1500 Mount Pleasant Road

Deep Creek

852 N. George Washington Hwy.

Great Bridge

239 Battlefield Boulevard South

Moyock

4720 Battlefield Boulevard South

Orchard Square

1400 Kempsville Road, Suite 102

Portsmouth Boulevard

4108 Portsmouth Boulevard

South Norfolk

712 Liberty Street

NORFOLK

Little Creek

4037 E. Little Creek Road

MacArthur Center

500 Plume Street

Princess Anne

4500 E. Princess Anne Road

SUFFOLK

Market Street

117 Market Street

VIRGINIA BEACH

Corporate Landing

1100 Dam Neck Road

Great Neck

1316 N. Great Neck Road

Indian River

5472 Indian River Road

Pembroke

281 Independence Blvd., Suite 100

HAMPTON ROADS BANKSHARES

Hampton Roads Bankshares, Inc.
201 Volvo Parkway
Chesapeake, Virginia 23320
757.436.1000

www.bankofhamptonroads.com