Form 10-K, Exhibit 13
period 2005-12-31
HAMPTON ROADS BANKSHARES INC
filed 2006-03-16
CIK 1143155

Exhibit 13.1

Table of Contents

President’s Message	1

Selected Financial Data	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Management’s Report on Internal Control over Financial Reporting Report of Independent Registered Public	20

Accounting Firm	21

Consolidated Balance Sheets	22

Consolidated Statements of Income	23

Consolidated Statements of Changes in Shareholders’ Equity	24

Consolidated Statements of Cash Flows	25

Notes to Consolidated Financial Statements	26

Advisory Board Members	44

Shareholder Information	Inside Back Cover

PRESIDENT’S MESSAGE

Dear Shareholder:

2005 was a remarkable year for Hampton Roads Bankshares. In fact, you could say we climbed to a whole new level.

The financial results achieved by our Company in 2005 were the best in our eighteen year history. Net income was a record $5,507,329, an increase of 33% over 2004. On a diluted per share basis, net income was $0.66, an increase of 32% over 2004.

For the last several years, I have taken this opportunity to discuss the importance of net interest margin in our industry and the effect it has on the bank earnings process. Net interest margin is very similar to gross profit margin in the manufacturing industry; it is an indication of the profitability of our earning assets such as loans. In the recent past, I have talked about how the net interest margin has inhibited our earning power due to the ultra-low interest rate environment imposed by the Federal Reserve. For those who may not understand the correlation, changes in the federal funds rate dictate similar changes in the Wall Street Journal Prime Rate, which is the underlying index for most bank loans.

In contrast to recent years, in 2005 the Company benefited from the Federal Reserve’s actions. To help prevent inflation, the Fed began raising interest rates in June 2004 and this positive trend (from a banking perspective) continued throughout 2005. Between February and December, the Federal Reserve increased the federal funds rate eight times for a total of 200 basis points. Consequently, the yields on the Company’s earning assets increased and helped push the net interest margin up to 5.26%, an increase of 55 basis points over 2004. Net interest income for the year totaled $18.7 million, an increase of 32% compared to 2004.

Total assets as of December 31, 2005 were a record $410 million, an increase of 19% over 2004. Contributing substantially to our growth was the introduction of our new Premium Savings account. This unique savings account pays a premium interest rate while providing customers with penalty-free access to their savings. By year-end, the Premium Savings account had attracted more than $65 million in deposits. The Company’s total deposits at December 31, 2005 were $327 million, an increase of 19% over 2004.

We have also been very successful at attracting core deposits through our network of seventeen branch offices. Two new Bank of Hampton Roads offices were opened in 2005: one in the heart of the Great Bridge section of Chesapeake and one in the Dominion Tower in downtown Norfolk, the center of the Hampton Roads’ financial district. We have more full-service branch locations serving Southside Hampton Roads than any other bank headquartered in the area. Also, if you attend an event at Norfolk Scope or Chrysler Hall, you will find Bank of Hampton Roads’ ATMs prominently located in these arenas.

On a figurative basis, Bank of Hampton Roads climbed to a new high in 2005 when our name was affixed to the top of all four sides of the Dominion Tower, Norfolk’s tallest building. Towering twenty-six stories above the city, our logo is visible to everyone driving into or away from downtown Norfolk. The corporate offices for the Bank and the Holding Company were

“Working with Bank of Hampton Roads is like working with friends.”

2005 ANNUAL REPORT	1

“It’s not just a business relationship, it’s a friendly relationship. That makes business a whole lot easier.”

relocated to the building in October, and since then, we have received regulatory approval to officially re-designate the Dominion Tower as our new corporate headquarters. Thus far, the move has proved beneficial for us in terms of new account openings, new business relationships and new opportunities in the formation.

Our recently-renovated Greenbrier Office continues to be our most vibrant location, and now serves as a lending center, state-of-the-art training facility, and banking office. By the time you read this letter, the signage at all of our locations should be displaying our distinctive new logo and several more of our branch offices will have undergone dramatic renovations. If you have not stopped in to see us in a while, I welcome you to do so. You will be proud of the positive changes we have made to many of our offices.

Our new Dominion Tower Office is featured in a television advertising campaign we introduced in December. The advertisements feature testimonials from a cross-section of our customers discussing why they ENJOY BANKING with us. The various quotes you see on these pages are just a few examples of how they chose to describe their banking relationships. Needless to say, I could not have been more pleased when I heard what they had to say about our Bank and our people.

Our Company is comprised of a conscientious and career-oriented staff. Many of them are stockholders like you and I, and they work everyday to protect and nurture the value of our investments. Our employees believe in and follow our simple motto of “Treat others like you want to be treated yourself.” Their doing so is essential to our success and is the only discerning factor that sets us apart from our competition.

I would be remiss if I did not take a moment to recognize an employee and director, who throughout the years, has set the standard for building relationships with customers, businesses, and the community. On December 30, 2005, after eighteen years of service to Bank of Hampton Roads, Senior Vice President Robert G. “Buddy” Bagley retired from his banking career. Along the way, Buddy has mentored many of our employees and helped us to carve our

2	HAMPTON ROADS BANKSHARES, INC.

niche as the area’s premier construction lender. One of Buddy’s favorite motivational sayings is, “There’s no “I” in the word “TEAM.” Buddy, thank you for being a member of the Bank of Hampton Roads team for all these years. We will miss you.

Also leaving the Board this year are Directors Warren L. Aleck, Durwood S. Curling and Robert H. Powell III. They have elected to participate in our Director Emeritus Program, which was designed to reward directors for long-term service and to strategically plan for the future. Many of our directors have been with us since inception, and their guidance and support are appreciated more than they will ever know. I would like to thank these particular gentlemen for being gracious enough to step aside and provide room for others to be a part of our leadership. Although they will no longer be active members of our Board of Directors, they will continue to serve on our Advisory Boards and to act as Bank Ambassadors to our customers and the general public.

There are many layers of corporate governance and regulation applicable to the banking industry, which require our Board of the Directors to be composed of individuals with specific professional talents and expertise. In particular, they must be able to discern laws and regulatory policies such as the Sarbanes-Oxley Act, the Patriot Act, and the Gramm-Leach Bliley Act among many others. As we diversify our Board, candidates will not only be selected based upon their good character and judgment, but also upon their ability to deal with these complex issues.

I am optimistic that 2006 will be a good year for our Company, but I do not want to set unrealistic expectations that we will see an increase in net income similar to that experienced this year. Many economists are predicting the federal funds rate will stabilize in 2006, and therefore, our earnings will most likely not have the benefit of the rapid rate increases we experienced in 2005. Moreover, higher interest rates are associated with lower loan growth. Loan business was steady throughout 2005, but already down from the levels we experienced the previous year due to the increase in rates. Added to these factors, the Company will be adapting to the additional expenses associated with our move to the Dominion Tower and the renovations to some of our existing offices.

Despite the challenges we will have to overcome in 2006, our Board of Directors has nonetheless set high expectations for our performance. Economic expansion and growth are prevalent in Hampton Roads, and opportunities abound for our Bank to be a part of these projects whether it is through financing or providing deposit services. You can also help us achieve our goals by always giving us the first opportunity to meet your banking needs as well as referring your friends and business associates to us. You can ENJOY BANKING all while helping your Company grow.

I express my thanks to our Board of Directors, Advisory Board Members, employees, shareholders, and customers for the contributions each of you has made to our extraordinary success. I am very proud of our Company and all of those who consistently make it so successful.

Very truly yours,

Jack W. Gibson
President & Chief Executive Officer

“You’re dealing with people that you know; people that you trust. It’s just a team effort.”

2005 ANNUAL REPORT	3

SELECTED FINANCIAL DATA

Years Ended December 31,

(Dollars in thousands except per share data)	2005	2004	2003	2002	2001
Operating Results:
Interest income	$24,558	$18,068	$17,469	$17,344	$16,557
Interest expense	5,869	3,911	4,417	5,413	6,087

Net interest income	18,689	14,157	13,052	11,931	10,470
Provision for loan losses	486	926	370	1,100	334
Noninterest income	3,214	3,791	3,410	3,371	2,499
Noninterest expense	13,040	10,794	9,983	9,207	7,893
Income taxes	2,870	2,140	2,086	1,697	1,612

Income before cumulative effect of change in accounting principle	5,507	4,088	4,023	3,298	3,130
Cumulative effect of change in accounting principle, net	—	46	—	—	—

Net income	$5,507	$4,134	$4,023	$3,298	$3,130

Per Share Data:
Basic earnings after change in accounting principle	$0.68	$0.52	$0.52	$0.43	$0.42
Diluted earnings after change in accounting principle	0.66	0.50	0.50	0.42	0.41
Book value	5.96	5.41	5.22	5.07	4.74
Basic weighted average shares outstanding	8,137,244	7,973,844	7,805,231	7,606,446	7,509,793
Diluted weighted average shares outstanding	8,407,821	8,236,169	7,994,251	7,782,466	7,698,777
Shares outstanding at year-end	8,242,822	8,059,528	7,908,708	7,707,744	7,518,066
Year-End Balances:
Assets	$409,517	$344,969	$316,473	$298,714	$240,080
Overnight funds sold	18,294	7,294	10,038	33,105	18,721
Loans	285,330	275,190	210,775	203,184	189,142
Investment securities	73,826	38,995	72,046	45,055	13,904
Deposits	327,447	275,115	257,433	243,874	198,515
Shareholders’ equity	49,131	43,626	41,314	39,111	35,623
Average Balances:
Assets	$382,821	$324,485	$301,073	$265,532	$217,215
Overnight funds sold	7,132	6,509	10,179	10,517	12,320
Loans	287,979	236,082	207,853	194,503	168,912
Investment securities	52,706	57,455	61,705	41,574	18,521
Deposits	302,167	260,110	243,177	218,387	179,709
Shareholders’ equity	44,855	41,960	39,311	36,499	34,057
Ratios:
Return on average assets	1.44%	1.27%	1.34%	1.24%	1.44%
Return on average equity	12.28	9.85	10.23	9.04	9.19
Average shareholders’ equity to average assets	11.72	12.93	13.06	13.75	15.68
Loan loss allowance to year-end loans	1.26	1.12	1.40	1.40	1.12
Net interest margin	5.26	4.71	4.65	4.83	5.24
Dividend payout ratio	52.94	63.46	80.77	60.47	59.52

4	HAMPTON ROADS BANKSHARES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Introduction and Financial Overview

Hampton Roads Bankshares, Inc. (the “Company”) is a $410 million financial services holding company that provides a variety of commercial banking, investment and mortgage services in the Southeastern portion of Virginia known as South Hampton Roads. The Company’s bank subsidiary is Bank of Hampton Roads (the “Bank”). In 2005, the Company relocated its headquarters from Chesapeake, Virginia to downtown Norfolk, Virginia. The move gives the Company greater visibility and recognition in the region it serves. The former headquarters building remains a primary source of the Company’s commercial and real estate lending activities. In addition to the Bank, the Company owns Hampton Roads Investments, Inc. (“HRI”). This subsidiary provides clients with a variety of securities and insurance products. The Company also has a minority investment in a mortgage company, Tidewater Home Funding, LLC (“THF”).

2005 was another exceptional year for the Company. The Company achieved record net income in 2005 of $5.51 million or $0.66 per diluted share, a 33.41% increase over 2004 earnings of $4.13 million, or $0.50 per diluted share. The record earnings performance extended the Company’s string of record performances to 18 consecutive years. In contrast with many of its peers, the Bank achieved profitability in its first full year of operations and has consistently increased earnings in each subsequent year. Profitability as measured by return on average assets in 2005 was strong at 1.44% compared to 1.27% for 2004 and 1.34% for 2003. Return on average shareholders’ equity rose to 12.28% in 2005 compared to 9.85% in 2004 and 10.23% in 2003.

The earnings increase in 2005 was driven by a 32.01% increase in net interest income. Net interest income is somewhat comparable to the gross profit margin of other companies. It is the difference between interest income and interest expense. Net interest income rose in 2005 because of an increase in average earning assets (loans, securities, and other investments), increases in interest rates, and a more favorable mix of earning assets and funding sources. In addition, fees generated from loans were significantly higher in 2005. In general, net interest income in 2005 benefited from greater volume at higher prices and better margins on the higher volume.

Also contributing to the 2005 increase in earnings was a $440,000 reduction in the provision for loan losses. The primary cause for the reduction was a charge recorded in 2004 in the amount of $500,000 related to a specific credit. In spite of the reduction in the provision for loan losses in 2005, the Company’s allowance for loan losses increased to 1.26% of loans outstanding at the end of 2005 compared with 1.12% at the end of 2004.

The benefits of higher net interest income and a lower provision for loan losses were offset partially by increases in noninterest, or overhead, expenses, which rose 20.80% in 2005. Salaries and employee benefits, occupancy, and other expenses all contributed to that increase.

As previously noted, the Company’s growth played a role in the earnings increase in 2005. Total assets at year-end 2005 were $410 million, or 18.71% higher than at year-end 2004. The growth was fueled by a 19.02% increase in deposits. Although loan growth was vibrant during most of the year, large loan repayments weighed on the year over year growth, which was only 3.68%. In contrast, average loans increased 21.98% in 2005 over 2004. As the loan repayments exceeded loan originations in the second half of the year, the Company increased its investment in U.S. Agency securities and short term investments.

The Company historically has maintained a strong capital position. The Company maintained its well-capitalized position with a total risk-based capital ratio of 16.59% at December 31, 2005, compared to 15.72% at December 31, 2004. At year-end 2005, shareholders’ equity represented 12.00% of total assets. Book value per share has steadily increased in conjunction with the Company’s earnings performance.

The following discussion provides additional information about the important factors affecting the consolidated results of operations, financial condition, capital resources and liquidity of the Company. In addition to identifying trends and material changes that occurred during the reporting periods, this report depicts the consistent success achieved by the organization. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying notes appearing elsewhere in this report.

2005 ANNUAL REPORT	5

Results of Operations

Net Interest Income

Net interest income, the principal source of income for the Company, represents interest and fees earned from lending and investment activities less the interest paid to fund these activities. The following influences may significantly impact net interest income and net interest margin:

•	Variations in the volume and mix of interest earning assets and interest bearing liabilities;

•	Changes in the yields earned and rates paid; and

•	The level of noninterest bearing liabilities available to support earning assets.

Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

Net interest income increased 32.01% in 2005 to $18.69 million, or $4.53 million over the 2004 total. Net interest income in 2004 increased $1.11 million, or 8.47%, over the 2003 amount. The increase in net interest income during 2005 was attributable to growth in average interest earning assets, a shift in the mix and higher rates on those assets, and a change in the mix of funding sources experienced during the year. The increase in net interest income during 2004 was attained by strong increases in the average balance of interest earning assets, most notably in average loans, which increased 13.58% in 2004.

Net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of effectiveness in generating income from earning assets. The Company’s net interest margin was 5.26% in 2005, as compared to 4.71% in 2004 and 4.65% in 2003. The net interest margin was affected positively in 2005 by a shift in the mix of interest earning assets. Average loans, the Company’s highest interest earning asset category, increased 21.98% and accounted for 75.23% of average assets in 2005 and 72.76% in 2004. Thus, the lower yielding asset categories of investment securities and overnight funds sold represented a smaller portion of the asset mix in 2005 compared to 2004.

Interest rates also were a factor in net interest income and the net interest margin in 2005. The Federal Reserve increased its Discount rate and targeted Federal Funds rate 25 basis points eight times in 2005 for a cumulative increase of 2.00%. As rates rose in 2005, the yields on all categories of average earning assets rose. Although the costs associated with average interest bearing liabilities increased also, the magnitude of the change was greater for average earning assets. The variance in net interest income attributable to interest rate changes in 2005 over 2004 was $1.51 million.

Interest income from loans, including loan fees, accelerated to $22.34 million for the year 2005, an increase of $5.97 million. Included in the 2005 increase were $2.41 million in loan fees which exceeded the 2004 amount by $1.29 million. The increase in loan fees resulted primarily from contractual fees collected in 2005 that were related primarily to one banking relationship that was paid off during the year. The level of fees collected in 2005 may not be representative of loan fees that may be recorded by the Company in future periods as the nature and circumstances surrounding the loan fees generated in 2005 may not be replicated. During 2005, average loans increased $51.90 million, or 21.98%, while the average interest yield increased 82 basis points. New loan production was strong throughout 2005. However, loan repayments exceeded new loan volume in the second half of the year as several of the Company’s larger credits were repaid. At December 31, 2005, approximately 49.88% of the loan portfolio consisted of variable rate loans, up from 49.27% and 45.57% as of December 31, 2004 and 2003, respectively. Interest on loans increased $982 thousand to $16.38 million in 2004 over the 2003 amount.

Interest income from investment securities increased $104 thousand from 2004 to 2005. This increase is related to an increase in the average yield on investment securities of 45 basis points, which was offset partially by a decrease in average investment securities of $4.75 million. Interest on investment securities decreased $349 thousand from 2003 to 2004. This decrease was caused by both a decrease in average investment securities of $4.25 million from 2003 to 2004 and a decrease in the average yield on investment securities of 37 basis points.

A shift in the mix of funding sources also was a factor in the Company’s net interest income in 2005. Average noninterest bearing demand deposits increased 18.10% to $99.66 million in 2005. In addition, a new, premium rate savings account contributed low cost funding for the Company’s asset growth. The premium rate savings account generated the $37.19 increase in average savings deposits and the 161 basis point increase in the average rate paid on savings accounts. Although the cost of total average interest bearing liabilities increased 50 basis points in 2005 over 2004, it was less than the increase in yields on average earning assets.

Total interest expense in 2005 increased $1.96 million from 2004 due to a 50 basis point increase in the average rate paid on interest bearing liabilities along with a $39.00 million increase in average interest bearing liabilities. Despite an increase of $3.53 million in average interest bearing liabilities in 2004, the Company’s total interest expense decreased $507 thousand from 2003 to 2004. The decrease in expense can be explained by the decline in overall rates paid on liabilities of 30 basis points to 2.01% in 2004.

6	HAMPTON ROADS BANKSHARES, INC.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	2005			2004			2003
(In thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Loans	$287,979	$22,342	7.76%	$236,082	$16,375	6.94%	$207,853	$15,393	7.41%
Investment securities	52,706	1,720	3.26	57,455	1,616	2.81	61,705	1,965	3.18
Interest-bearing deposits in other banks	7,184	246	3.42	521	6	1.15	780	9	1.15
Overnight funds sold	7,132	250	3.51	6,509	71	1.09	10,179	102	1.00

Total interest earning assets	355,001	24,558	6.92	300,567	18,068	6.01	280,517	17,469	6.23
Noninterest earning assets
Cash and due from banks	15,801			13,808			10,802
Premises and equipment	10,432			9,137			8,825
Other assets	4,986			4,249			3,807
Less: Allowance for loan losses	(3,399)			(3,276)			(2,878)

Total assets	$382,821			$324,485			$301,073

Liabilities and Shareholders’ Equity:
Interest bearing liabilities
Interest bearing demand	$52,268	$319	0.61%	$69,579	$425	0.61%	$59,288	$445	0.75%
Savings deposits	52,415	1,156	2.21	15,221	91	0.60	12,504	84	0.67
Time deposits	97,823	3,391	3.47	90,921	2,834	3.12	103,859	3,387	3.26
Other borrowings	30,944	1,003	3.24	18,734	561	2.99	15,270	502	3.29

Total interest bearing liabilities	233,450	5,869	2.51	194,455	3,911	2.01	190,921	4,418	2.31
Noninterest bearing liabilities
Demand deposits	99,661			84,389			67,526
Other liabilities	4,855			3,681			3,315
Shareholders’ equity	44,855			41,960			39,311

Total liabilities and shareholders’ equity	$382,821			$324,485			$301,073

Net interest income		$18,689			$14,157			$13,051

Net interest spread			4.41%			4.00%			3.92%

Net interest margin			5.26%			4.71%			4.65%

Note: Interest income from loans included fees of $2,408,180 in 2005, $1,116,165 in 2004, and $737,101 in 2003. Nonaccrual loans are not material and are included in loans above.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

	2005 Compared to 2004			2004 Compared to 2003			2003 Compared to 2002
	Interest Income/ Expense Variance	Variance Attributable to		Interest Income/ Expense Variance	Variance Attributable to		Interest Income/ Expense Variance	Variance Attributable to
(In thousands)		Rate	Volume		Rate	Volume		Rate	Volume
Interest Earning Assets:
Loans	$5,967	$2,090	$3,877	$982	$(860)	$1,842	$6	$(72)	$78
Investments securities	104	215	(111)	(349)	(219)	(130)	189	(211)	400
Interest-bearing deposits in other banks	241	36	205	(3)	—	(3)	5	(1)	6
Overnight funds sold	178	171	7	(31)	10	(41)	(75)	(69)	(6)

Total interest earning assets	$6,490	$2,512	$3,978	$599	$(1,069)	$1,668	$125	$(353)	$478

Interest Bearing Liabilities:
Deposits	$1,516	$957	$559	$(566)	$(568)	$2	$(1,224)	$(1,502)	$278
Other borrowings	441	49	392	60	(37)	97	230	(23)	253

Total interest bearing liabilities	1,957	1,006	951	(506)	(605)	99	(994)	(1,525)	531

Net interest income	$4,533	$1,506	$3,027	$1,105	$(464)	$1,569	$1,119	$1,172	$(53)

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of the change in each.

2005 ANNUAL REPORT	7

Provision for Loan Losses

The Company’s provision for loan losses in 2005 was $486 thousand compared to $926 thousand in 2004. This decrease was attributable partially to a provision of $500 thousand related to a specific credit recorded in the second quarter of 2004. In addition, the provision was reduced as loan recoveries in 2005 exceeded charge-offs. Although the provision for loan losses was reduced in 2005, it still was sufficient to increase the Company’s allowance for loan losses as a percentage of loans outstanding. The provision for loan losses was $370 thousand in 2003.

Noninterest Income and Expense

As shown in Table 3, the Company reported a decrease in total noninterest income of $577 thousand, or 15.22%, in 2005. In order to improve liquidity and allow for the growth in the loan portfolio, the Company sold investment securities and recognized a gain of $508 thousand in 2004. There were no sales of investment securities in 2005. Noninterest income increased $381 thousand or 11.17% in 2004 and $39 thousand, or 1.16%, in 2003. Noninterest income comprised 11.57% of total revenue in 2005, 17.34% in 2004 and 16.33% in 2003.

Service charges on deposit accounts, the Company’s primary source of noninterest income, increased 0.67% in 2005. In 2004, service charges on deposit accounts decreased 2.47%. This decrease was due to a decline in non sufficient funds (NSF) fees and stop payment fees, despite an increase in monthly service charges.

Another significant component of noninterest income is ATM surcharge income, which decreased by $14 thousand, or 6.39%, in 2005 despite the addition of four new ATM’s. ATM surcharge income increased from 2003 to 2004 by $14 thousand, or 6.83%. In July of 2004, the Company increased the transaction fee from $1.50 to $2.00 for foreign (non-Bank of Hampton Roads customer) ATM transactions at fourteen of our sixteen ATMs.

Other bank service charges and fees decreased $68 thousand or 6.01% in 2005 due primarily to a decrease in loan extension fees. Other bank service charges and fees decreased $92 thousand, or 7.52%, in 2004. The 2004 decrease was due primarily to gains recognized on the sale of foreclosed properties of $65 thousand in 2003.

Table 3: Noninterest Income

December 31, (In thousands)				2005 Compared to 2004		2004 Compared to 2003
	2005	2004	2003	Amount	%	Amount	%
Service charges on deposit accounts	$1,945	$1,932	$1,981	$13	0.67%	$(49)	(2.47)%
ATM surcharge fees	205	219	205	(14)	(6.39)	14	6.83
Gain on sale of investment securities	—	508	—	(508)	(100.00)	508	N/A
Other service charges and fees	1,064	1,132	1,224	(68)	(6.01)	(92)	(7.52)

Total noninterest income	$3,214	$3,791	$3,410	$(577)	(15.22)%	$381	11.17%

Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. The ratio of noninterest expense to average total assets was 3.41%, 3.33%, and 3.32%, for the years ended December 31, 2005, 2004, and 2003, respectively. As shown in Table 4, total noninterest expense increased $2.25 million, or 20.80%, for the year ended December 31, 2005 to $13.04 million, compared to $10.79 million in 2004. From 2003 to 2004, the increase in noninterest expense was $812 thousand, or 8.13%.

8	HAMPTON ROADS BANKSHARES, INC.

Table 4: Noninterest Expense

December 31, (In thousands)				2005 Compared to 2004		2004 Compared to 2003
	2005	2004	2003	Amount	%	Amount	%
Salaries and employee benefits	$7,962	$6,603	$6,036	$1,359	20.58%	$567	9.39%
Occupancy	1,109	912	880	197	21.60	32	3.64
Data processing	560	571	440	(11)	(1.93)	131	29.77
Directors’ and advisory board fees	313	254	228	59	23.23	26	11.40
Bank franchise tax	251	230	229	21	9.13	1	0.44
Professional fees	380	184	132	196	106.52	52	39.39
Telephone and postage	282	283	328	(1)	(0.35)	(45)	(13.72)
ATM and VISA Check Card expense	467	359	309	108	30.08	50	16.18
Advertising and marketing	304	240	288	64	26.67	(48)	(16.67)
Other	1,412	1,158	1,113	253	21.83	46	4.13

Total noninterest expense	$13,040	$10,794	$9,983	$2,245	20.80%	$812	8.13%

Salaries and employee benefits accounted for the largest portion of noninterest expense during each of the years in the three-year period ended December 31, 2005. During 2005, salaries and benefits were $7.96 million, an increase of $1.36 million over 2004. This increase was driven by annual incentive increases, an increase in the number of full-time equivalent employees, and increases in certain employee benefit costs, including stock-based compensation. Likewise, salaries and employee benefits increased $567 thousand to $6.60 million from 2003 to 2004.

Occupancy expense increased $197 thousand for the year ended December 31, 2005 to $1.11 million. This increase related to the addition of the Great Bridge branch on January 31, 2005 and the Dominion Tower branch on August 16, 2005 as well as moving the Company’s headquarters to downtown Norfolk in November 2005. From 2003 to 2004, occupancy expense increased $32 thousand to $912 thousand.

Data processing expense decreased $11 thousand or 1.93% to $560 thousand in 2005. In 2004, the Company upgraded its data processing equipment. This upgrade included the purchase of new computer equipment and the purchase of software licensing. As a result, data processing expense increased $131 thousand or 29.77% from $440 thousand in 2003.

All other expenses increased $700 thousand from 2004 to 2005. A number of expense categories contributed to the increase, the largest of which was professional fees, which includes audit and legal expenses. In 2004, other expenses increased $82 thousand over the amount recorded in 2003.

Income Tax Expense

Income tax expense for 2005, 2004, and 2003 was $2.87 million, $2.14 million, and $2.09 million, respectively. The Company’s effective tax rate for the years ended December 31, 2005, 2004, and 2003 was 34.26%, 34.36%, and 34.15%, respectively, and differed from the statutory rate of 34.00% due primarily to nondeductible expenses.

Financial Condition

Assets

Total average assets, a benchmark used by banks when comparing size, is the strongest indicator of our continuous growth over the past eighteen years. Average assets increased $58.33 million, or 17.98%, to a new high of $382.82 million in 2005, and by $23.41 million, or 7.78%, to $324.49 million in 2004. Total assets at year-end 2005 were $409.52 million, an increase of $64.55 million, or 18.71%, over December 31, 2004 total assets of $344.97 million. As previously noted, loan growth tapered off in the second half of 2005. Consequently, the year over year growth in assets was reflected in totals for investment securities, other short term investments, and, to a lesser extent, in loans. In 2004, loan growth drove the increase in total assets.

Loans

As a community bank, the Company has a primary objective of meeting the business and consumer credit needs within its market where standards of profitability, client relationships and credit quality can be met. As shown in Table 5, the overall loan portfolio grew $10.14 million, or 3.68%, from year-end 2004 to year-end 2005.

2005 ANNUAL REPORT	9

Table 5: Loans by Classification

December 31, (In thousands)	2005		2004		2003		2002		2001
	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial	$60,972	21.37%	$58,501	21.26%	$59,334	28.15%	$62,007	30.52%	$56,730	29.99%
Construction	85,205	29.86	73,508	26.71	44,465	21.10	35,970	17.70	28,620	15.13
Real estate -commercial mortgage	104,313	36.56	108,314	39.36	74,865	35.52	62,611	30.81	60,495	31.98
Real estate -residential mortgage	20,011	7.01	17,900	6.50	15,595	7.40	20,341	10.01	23,911	12.65
Installment loans to individuals	15,107	5.30	17,251	6.27	16,493	7.82	22,217	10.94	19,328	10.22
Deferred loan fees and related costs	(278)	(0.10)	(284)	(0.10)	23	0.01	38	0.02	58	0.03

Total loans	$285,330	100.00%	$275,190	100.00%	$210,775	100.00%	$203,184	100.00%	$189,142	100.00%

Commercial loans are loans to businesses which typically are not collateralized by real estate. The commercial loan portfolio increased slightly from the 2004 year-end balance of $58.50 million to the 2005 year-end balance of $60.97 million. The commercial loan category remained relatively flat in 2004 compared with 2003.

The largest growth occurred in construction lending, which increased $11.70 million in 2005 and $29.04 million in 2004. Construction is an important part of the Company’s business, and the real estate market has provided opportunities to grow this loan category.

Several large loan payoffs during 2005 in the real estate - commercial mortgage loan category caused a decrease of $4.00 million. This portfolio saw significant growth during 2004 increasing $33.45 million to $108.31 million. New builder relationships were solicited using a pricing philosophy which rewarded excellent credit ratings. The real estate - commercial mortgage loan portfolio benefited from an opportunity to finance many owner occupied properties in 2004.

Real estate - residential mortgage loans increased $2.11 million in 2005 and $2.31 million in 2004. The Company refers a substantial portion of its residential real estate business to its affiliate, THF. Through its partnership with THF, the Company is able to provide its customers with enhanced mortgage products.

The Company’s installment loan portfolio consists primarily of automobile loans. Due to the low interest rates offered by dealership financing programs, the number of customers requiring bank automobile financing has decreased. At December 31, 2005, installment loans to individuals were $15.11 million as compared to $17.25 million at December 31, 2004 and $16.49 million at December 31, 2003.

The Company’s specialization in construction and development lending has resulted in a loan concentration, defined as 10.00% of the total loan portfolio, in loans to real estate developers. As of year-end 2005, the Company had $85.21 million, or 29.86% of total loans, in loans outstanding to finance construction and development speculation properties and contracts. These loans are collateralized by the underlying real estate. No other loan concentrations to borrowers engaged in similar activities existed as of December 31, 2005.

Loan growth will continue to be one of the Company’s primary goals for 2006 and beyond. The long-range objective for growth in the loan portfolio will be achieved through continued community involvement, relationships with existing customers, enhancement of the Company’s image as a community asset, and management’s strengthened efforts to offer competitively-priced products, while offering high quality, personalized service. Furthermore, to balance the emphasis on loan growth, prudent business practices and stringent internal guidelines and underwriting standards will continue to be followed in making lending decisions in order to manage exposure to loan losses.

Table 6 sets forth the maturity or period of re-pricing of the Company’s loan portfolio as of December 31, 2005. Demand loans are reported as due within one year. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due. Since the majority of the Company’s loan portfolio is short-term, the Company can re-price its portfolio more frequently to adjust the portfolio to current market rates.

10	HAMPTON ROADS BANKSHARES, INC.

Table 6: Loan Maturities and Re-Pricing Schedule

December 31, 2005 (In thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$25,524	$81,485	$19,876	$10,240	$5,335	$142,460

Total variable rate	$25,524	$81,485	$19,876	$10,240	$5,335	$142,460

Fixed Rate:
Within 1 year	$4,591	$673	$7,669	$1,292	$2,453	$16,678
1 to 5 years	30,776	3,047	76,768	8,479	7,272	126,342
After 5 years	81	—	—	—	47	128

Total fixed rate	$35,448	$3,720	$84,437	$9,771	$9,772	$143,148

Total maturities and re-pricing	$60,972	$85,205	$104,313	$20,011	$15,107	$285,608

Non-Performing Assets

Total non-performing assets were $1.82 million or 0.45% of total assets at year-end 2005, as compared to $2.37 million, or 0.69% of total assets at year-end 2004 and $324 thousand, or 0.10% of total assets at year-end 2003. Management classifies non-performing assets as those loans in nonaccrual status, those loans on which payment has been delinquent 90 days or more, but are still accruing interest, and real estate acquired in settlement of loans. Management closely reviews the composition of non-performing assets and related collateral values.

Loans categorized as 90 days or more past due that are deemed collectible and continue to accrue interest decreased to $30 thousand at December 31, 2005, as compared to $469 thousand and $112 thousand at year-end 2004 and 2003, respectively. Management diligently monitors these loans. At December 31, 2005, it is expected that the balance of these loans will be collected without significant losses.

Nonaccrual loans were $1.79 million at December 31, 2005 compared to $1.90 million and $108 thousand at December 31, 2004 and 2003, respectively. Nonaccrual loans at year-end 2005 consisted of three loans, however, one relationship accounted for the majority of the year-end balance. This relationship is being treated as an impaired loan and, accordingly, the balance has been written down to the present value of expected future payments. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful. Had income on nonaccrual loans been recorded under original terms, $136,878, $56,814, and $17,553 of interest income would have been recorded in 2005, 2004 and 2003, respectively. There were no interest payments recorded in 2005 as interest income for nonaccrual loans.

The Company did not have any real estate acquired in settlement of loans at December 31, 2005 and 2004. Real estate acquired in settlement of loans totaled $104 thousand at December 31, 2003.

Allowance for Loan Losses

The Company continuously reviews its loan portfolio and maintains an allowance for loan losses sufficient to absorb losses inherent in the portfolio. In addition to the review of credit quality through ongoing credit review processes, the Company constructs an independent and comprehensive allowance analysis for its loan portfolio at least quarterly. This analysis includes two basic elements: specific allowances for individual loans, and general allowances for loan pools which factor in historical loan loss experience for the Company, loan portfolio growth and trends, and economic conditions.

As part of the loan loss reserve methodology, loans are categorized into one of six pools: commercial, construction, commercial real estate, residential real estate, consumer installment, and credit cards. These categories are further subdivided by assigned asset quality. Loss factors are calculated using the above mentioned qualitative data and then are applied to each of the loan pools to determine a reserve level for each of the six pools of loans. In addition, special allocations may be assigned to nonaccrual or other problem credits.

After considering these factors, the allowance for loan losses was $3.60 million, or 1.26% of total loans at year-end 2005. This compares to an allowance of $3.07 million, or 1.12% of total loans and $2.95 million, or 1.40% of total loans at year-end 2004 and 2003, respectively, as seen in Table 7. The allowance for loan losses as of December 31, 2005 was based primarily on the evaluation of the quality of the loan portfolio and some elevated concern over a potential downturn in real estate markets.

2005 ANNUAL REPORT	11

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

Table 7: Allowance for Loan Losses Analysis

December 31, (In thousands)	2005	2004	2003	2002	2001
Allowance for Loan Losses:
Balance at beginning of year	$3,071	$2,948	$2,843	$2,121	$1,969
Charge-offs:
Commercial	(24)	(845)	(142)	(219)	(185)
Construction	—	—	—	—	—
Real estate - commercial mortgage	—	—	—	—	—
Real estate - residential mortgage	—	—	—	—	—
Installment loans to individuals	(75)	(95)	(157)	(215)	(30)

Total charge-offs	(99)	(940)	(299)	(434)	(215)
Recoveries:
Commercial	119	110	16	28	30
Construction	—	—	—	—	—
Real estate - commercial mortgage	—	—	—	—	—
Real estate - residential mortgage	—	—	—	—	—
Installment loans to individuals	20	27	18	28	3

Total recoveries	139	137	34	56	33
Net (charge-offs) recoveries	40	(803)	(265)	(378)	(182)
Provision for loan losses	486	926	370	1,100	334

Balance at end of year	$3,597	$3,071	$2,948	$2,843	$2,121

Allowance for loan losses to year-end loans	1.26%	1.12%	1.40%	1.40%	1.12%

Ratio of net (charge-offs) recoveries to average loans	0.01%	(0.34)%	(0.13)%	(0.19)%	(0.11)%

The Company has allocated the allowance for loan losses to the categories as shown in Table 8. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loan.

Table 8: Allocation of Allowance for Loan Losses

December 31, (In thousands)	2005	2004	2003	2002	2001
Commercial	$1,068	$1,040	$1,003	$977	$606
Construction	767	588	358	291	215
Real estate - commercial mortgage	978	961	734	716	605
Real estate - residential mortgage	130	118	174	186	161
Installment loans to individuals	307	310	364	434	213
Unallocated	347	54	315	239	321

Total allowance for loan losses	$3,597	$3,071	$2,948	$2,843	$2,121

12	HAMPTON ROADS BANKSHARES, INC.

Investment Securities and Overnight Funds Sold

The Company’s investment portfolio primarily consists of available-for-sale U.S. Agency securities. At year-end 2005, the estimated market value of available-for-sale investment securities held by the Company was $71.11 million, up 93.88% from $36.68 million at year-end 2004. This increase was the result of investment purchases made during 2005 to utilize funds available from the rapid growth in deposits, which had not yet been put to use in the form of loans. During 2004, investment securities available-for-sale decreased 47.99% to $36.68 million. This decrease was the result of the sale of investment securities with a par value of $44.16 million and the maturity of investment securities with a par value of $6.00 million, netted against the purchase of investment securities with a par value of $17.66 million and the change in unrealized gains and losses, and unamortized premiums on the remaining securities.

Table 9 displays the contractual maturities and weighted average yields from investment securities at year-end 2005. Actual maturities will differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 9: Investment Maturities and Yields

December 31, 2005 (In thousands)	Amortized Cost	Market Value	Weighted Average Yield
Maturities:
U.S. Agency securities:
Within 1 year	$18,057	$17,912	3.14%
After 1 year, but within 5 years	52,939	52,101	4.09
After 5 years, but within 10 years	984	994	5.53

Total U.S. Agency securities	71,980	71,007	3.87
U.S.Treasury securities:
After 1 year, but within 5 years	100	98	2.75
Mortgage-backed securities	9	9	3.58

Total investment securities available-for-sale	$72,089	$71,114	3.87%

The Company’s investment portfolio serves as a source of liquidity to fund future loan growth and to meet the necessary collateral requirements of the State Treasury Department, Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB). As part of the Company’s asset/liability management policy, management has invested in high quality securities with varying maturity dates which provides for a natural hedge against changes in interest rates.

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

Deposits

Deposits are the most significant source of the Company’s funds for use in lending and general business purposes. The Company’s balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. In 2005, average deposits increased $42.06 million, or 16.17%, to a new high of $302.17 million. This increase was a continuation of the growth experienced in 2004 of $16.93 million, or 6.96%, to $260.11 million.

See Table 10 for a comparison of year-end deposits by classification for the previous three years. Total deposits at December 31, 2005 increased $52.33 million, or 19.02%, to $327.45 million as compared to year-end 2004 total deposits. Year-end 2004 total deposits grew to $275.12 million as compared to year-end 2003 total deposits of $257.43 million, an increase of 6.87%. Noninterest bearing demand deposits increased 14.12% in 2005 to $104.93 million following a 17.73% increase in 2004. These deposits

2005 ANNUAL REPORT	13

represented 32.05% of total deposits at year-end 2005 and 33.42% at year-end 2004. The increase in noninterest bearing deposits has a positive impact on the Company’s funding costs and, consequently, its net interest margin. Savings deposits, a low cost funding source, also showed strong growth in 2005 due to the introduction of a premium rate savings account in the first quarter of 2005. Interest bearing demand deposits declined 26.32% and 7.96% in 2005 and 2004, respectively. The decrease in 2005 was caused by depositors taking advantage of the premium rate savings account offered. Time deposits with balances less than $100,000 remained relatively stable in 2005 and decreased in 2004. Interest rates on these deposits became less attractive to depositors in the low interest rate environment of 2004. Time deposits with balances of $100,000 or more tend to be more volatile as demonstrated by the sharp increase experienced in 2004 and the reversal that occurred in 2005.

Table 10: Deposits by Classification

December 31, (In thousands)	2005		2004		2003
	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest bearing demand	$104,930	32.05%	$91,944	33.42%	$78,096	30.34%
Interest bearing demand	47,492	14.50	64,460	23.43	70,034	27.20
Savings	79,514	24.28	15,253	5.54	13,018	5.06
Time deposits less than $100,000	61,117	18.67	61,699	22.43	64,804	25.17
Time deposits $100,000 or more	34,394	10.50	41,759	15.18	31,481	12.23

Total deposits	$327,447	100.00%	$275,115	100.00%	$257,433	100.00%

The Company will continue funding assets with deposit liability accounts and focus on core deposit growth as its primary source of liquidity and stability. Core deposits consist of noninterest bearing demand accounts, interest checking accounts, money market accounts, savings accounts and time deposits of less than $100,000. Core deposits totaled $293.05 million, or 89.50% of total deposits at year-end 2005 compared to $233.36 million, or 84.82% of total deposits at year-end 2004, and $225.95 million, or 87.77% of total deposits at year-end 2003.

Capital

Total shareholders’ equity increased $5.50 million, or 12.62%, to $49.13 million at December 31, 2005. This increase was due to current year net income, stock option exercises, dividend reinvestment, and stock issued as part of the employee 401(k) plan, net of change in unrealized gains and losses on securities available-for-sale, dividends paid and common stock repurchased. In addition, shareholders’ equity increased as the result of a reclassification of a stock option liability account to a component of equity. Information on the reclassification is available in the Other Accounting Matters section of this report.

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

Under Federal Reserve Bank rules, the Company and the Bank were considered “well-capitalized,” the highest category of capitalization defined by the regulators, as of December 31, 2005. For more information on the Company’s regulatory capital requirements, see Footnote No. 16 in the accompanying Notes to Consolidated Financial Statements. The Company continually monitors current and projected capital adequacy positions of both the Company and the Bank. Maintaining adequate capital levels is integral to providing stability to the Company, resources to achieve the Company’s growth objectives, and returns to the shareholders in the form of dividends.

During 2005, the Company repurchased 104,649 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.00 to $11.75. During 2004, the Company repurchased 35,110 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.50 to $12.25. During 2003, the Company repurchased 71,549 shares of its common stock in open market and privately negotiated transactions at prices ranging from $9.35 to $10.50.

14	HAMPTON ROADS BANKSHARES, INC.

Liquidity

A key goal of asset/liability management is to maintain an adequate degree of liquidity without impairing long-term earnings. Liquidity represents the Company’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Short-term liquidity is primarily provided by access to the federal funds market through established correspondent banking relationships. Funds can also be obtained through the Bank’s borrowing privileges at the FRB and the FHLB. Additional liquidity is available through loan repayments and maturities or sales from the Company’s investment portfolio. The Company maintains a very liquid portfolio of both assets and liabilities and attempts to mitigate the risk inherent in changing interest rates in this manner. At December 31, 2005, cash and due from banks, overnight funds sold, interest bearing deposits in other banks, and investment securities and loans maturing or re-pricing within one year were $214.51 million, or 52.38% of total assets. Management believes that the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and to meet its customers’ credit needs.

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

Table 11 illustrates the expected effect on net interest income for the twelve months following each of the two year-ends 2005 and 2004 due to a shock in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 11: Effect on Net Interest Income

December 31, (in thousands)	2005		2004
	Change in Net Interest Income		Change in Net Interest Income
	Amount	%	Amount	%
Change in Interest Rates:
+200 basis points	$2,738	15.11%	$2,010	13.91%
+ 100 basis points	1,366	7.54	989	6.85
- 100 basis points	(1,366)	(7.54)	(835)	(5.78)
- 200 basis points	(2,697)	(14.89)	(1,554)	(10.76)

As indicated in Table 11, a decrease in interest rates would tend to reduce net income, while an increase would tend to enhance net interest income. Thus, the Company’s interest rate sensitivity position is asset-sensitive. It should be noted, however, that the simulation analysis is based upon equivalent changes in interest rates for all categories of assets and liabilities. In normal operating

2005 ANNUAL REPORT	15

conditions interest rate changes rarely occur in such a uniform manner. Many factors affect the timing and magnitude of interest rate changes on financial instruments. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis.

The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. At December 31, 2005, the Company’s one year “positive gap” (interest earning assets maturing or re-pricing within a defined period exceed interest bearing liabilities maturing or repricing within the same period) was approximately $18.79 million, or 4.59% of total assets. Thus, during periods of rising interest rates, this implies that the Company’s net interest income would be positively affected because the yield of the Company’s interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur. At December 31, 2004, the Company’s one year “positive gap” was $34.91 million, or 10.12% of total assets.

Table 12 sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2005 and 2004 that are subject to re-pricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

Table 12: Interest Rate Sensitivity

December 31, 2005 (In thousands)	1 - 90 Days	91 Days -1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Interest Earning Assets:
Loans	$149,263	$9,597	$56,039	$70,303	$128	$285,330
Investment securities	2,996	15,911	27,630	24,568	2,721	73,826
Interest-bearing deposits in other banks	933	—	—	—	—	933
Overnight funds sold	18,294	—	—	—	—	18,294

Total	$171,486	$25,508	$83,669	$94,871	$2,849	$378,383

Cummulative totals	$171,486	$196,994	$280,663	$375,534	$378,383

Interest Bearing Liabilities:
Interest checking	$18,457	$—	$—	$—	$—	$18,457
Money market	29,035	—	—	—	—	29,035
Savings	79,514	—	—	—	—	79,514
Time deposits	12,814	30,883	31,683	20,127	3	95,510
FHLB borrowings	—	7,500	18,000	5,000	—	30,500

Total	$139,820	$38,383	$49,683	$25,127	$3	$253,016

Cumulative totals	$139,820	$178,203	$227,886	$253,013	$253,016

Interest sensitivity gap	$31,666	$(12,875)	$33,986	$69,744	$2,846	$125,367

Cumulative interest sensitivity gap	$31,666	$18,791	$52,777	$122,521	$125,367

Cumulative interest sensitivity gap as a percentage of total assets	7.73%	4.59%	12.89%	29.92%	30.61%

16	HAMPTON ROADS BANKSHARES, INC.

December 31, 2004 (In thousands)	1 - 90 Days	91 Days - 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Interest Earning Assets:
Loans	$144,034	$8,144	$52,451	$70,346	$215	$275,190
Investment securities	—	11,448	19,133	6,086	2,328	38,995
Interest-bearing deposits in other banks	378	—	—	—	—	378
Overnight funds sold	7,294	—	—	—	—	7,294

Total	$151,706	$19,592	$71,584	$76,432	$2,543	$321,857

Cumulative totals	$151,706	$171,298	$242,882	$319,314	$321,857

Interest Bearing Liabilities:
Interest checking	$19,863	$—	$—	$—	$—	$19,863
Money market	44,597	—	—	—	—	44,597
Savings	15,253	—	—	—	—	15,253
Time deposits	25,010	29,162	30,767	18,517	2	103,458
FHLB borrowings	—	2,500	15,500	5,000	—	23,000

Total	$104,723	$31,662	$46,267	$23,517	$2	$206,171

Cumulative totals	$104,723	$136,385	$182,652	$206,169	$206,171

Interest sensitivity gap	$46,983	$(12,070)	$25,317	$52,915	$2,541	$115,686

Cumulative interest sensitivity gap	$46,983	$34,913	$60,230	$113,145	$115,686

Cumulative interest sensitivity gap as a percentage of total assets	13.62%	10.12%	17.46%	32.80%	33.54%

Contractual Obligations

The Company’s contractual obligations consist of time deposits, borrowings from the FHLB, and operating lease obligations. Table 13 shows payment detail for these contractual obligations as of December 31, 2005. FHLB borrowings increased to $30.50 million at year-end 2005 compared with the year earlier total of $23.00 million. The increased borrowings were used by the Company to fund a portion of its loan growth during the first quarter of 2005.

Table 13: Contractual Obligations

December 31, 2005 (In thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Time deposits	$43,697	$31,683	$20,127	$3	$95,510
Long-term debt obligations	7,500	18,000	5,000	—	30,500
Operating lease obligations	367	1,462	1,383	3,983	7,195

Total contractual obligations	$51,564	$51,145	$26,510	$3,986	$133,205

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company’s single most critical accounting policy relates to the Company’s allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company’s borrowers to make required loan payments. If the financial condition of the Company’s borrowers were to deteriorate, resulting in an impairment of their ability to make payments, the Company’s estimates would be updated, and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in Footnotes No. 1(e), No. 1(f) and No. 3 in the accompanying Notes to Consolidated Financial Statements.

2005 ANNUAL REPORT	17

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision to Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, SFAS No. 123R, Share-Based Payment. SFAS No. 123R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and establishes accounting standards for transactions in which an entity obtains goods or services in share-based payment transactions. SFAS No. 123R is effective for the Company’s first quarter of fiscal 2006. The Company will transition to fair-value based accounting for stock-based compensation using the modified prospective application which applies SFAS No. 123R to new awards and to the portion of existing awards that have not completely vested as of January 1, 2006. The Company has no existing awards of stock options that remain unvested as of January 1, 2006, therefore, no additional stock-based compensation expense for existing awards of stock options will be recognized after adopting SFAS No. 123R. Stock-based compensation expense under SFAS No. 123R for grants of awards after January 1, 2006 will depend on the number of stock options granted.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Productive Assets, an Amendment of Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Exchanges. Under SFAS No. 153, nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material effect on financial condition or the results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on financial condition or the results of operations.

Other Accounting Matters

In the fourth quarter of 2005, management in consultation with its external auditors, KPMG LLP (“KPMG”) determined that the Company had misapplied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). The misapplication, which was not intentional, previously was undetected by management and KPMG in the Company’s audited Consolidated Financial Statements. The misapplication arose from the Company’s use of independent, third party appraisals to establish the fair value of the Company’s common stock in connection with stock option grants rather than quoted market prices. For a number of reasons, management believed that the independent appraisal of fair value represented a more reliable pricing mechanism for a thinly traded small capitalization stock and that the methodology was an acceptable practice. Although APB No. 25 recognizes that quoted market prices may not always be indicative of fair value, it directs companies to use quoted market prices in the measurement of compensation expense for stock options. Following a thorough analysis of the differences resulting from the misapplication, the Company determined that Consolidated Financial Statements for the years 2003 and 2004 were impacted. The analysis concluded that the amount of the differences was not material to the Consolidated Financial Statements in either year, nor was it material on a cumulative basis in 2005. As a result, the Company in further consultation with KPMG, made adjustments to its Consolidated Financial Statements in the year ended December 31, 2005 to correct the previous misapplication. The adjustment related to 2003 and 2004 Consolidated Financial Statements had the effect of increasing stock-based compensation expense $318 thousand and, thus, decreasing net income $210 thousand after the related tax effect.

In addition to the above matter, management in consultation with KPMG determined that the Company misclassified the accrued compensation expense for unexercised stock options as a liability rather than as a component of shareholders’ equity in prior audited Consolidated Financial Statements. The misclassification, which was not material to the Company’s Consolidated Financial Statements, does not affect the reporting of total assets or the Company’s earnings in any period. An adjustment was made in the Company’s 2005 Consolidated Financial Statements in the amount of $1.20 million, which had the effect of reducing liabilities and increasing shareholders’ equity by that amount. The net effect of the reclassification adjustment and the change in methodology for measuring compensation expense for stock options was an increase in shareholders’ equity of $1.52 million, or $0.18 in book value per share.

18	HAMPTON ROADS BANKSHARES, INC.

Forward-Looking Statements

Certain statements in this report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about events or results or otherwise are not statements of historical fact. Although the Company believes that its expectations with respect to certain forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to, the effects of and changes in: general and/or local economic conditions, the interest rate environment, legislative and regulatory requirements, competitive pressures, new products and delivery systems, and inflation.

2005 ANNUAL REPORT	19

MANGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hampton Roads Bankshares, Inc. and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. As of the end of the Company’s 2005 fiscal year, management, including the chief executive and chief financial officers, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2005 is effective.

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

KPMG LLP, an independent registered public accounting firm and auditors of the Company’s consolidated financial statements, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2005.

20	HAMPTON ROADS BANKSHARES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.:

We have audited the accompanying consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. We also have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Hampton Roads Bankshares, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hampton Roads Bankshares, Inc. and subsidiaries’ management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that Hampton Roads Bankshares, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Hampton Roads Bankshares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Norfolk, Virginia

March 6, 2006

2005 ANNUAL REPORT	21

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
Assets:
Cash and due from banks	$17,513,955	$12,102,200
Overnight funds sold	18,294,012	7,293,557
Interest-bearing deposits in other banks	932,688	377,728

Total cash and cash equivalents	36,740,655	19,773,485
Investment securities available-for-sale, at fair value	71,113,959	36,678,835
Federal Home Loan Bank stock	2,057,100	1,667,400
Federal Reserve Bank stock	654,600	648,350

Total investments	73,825,659	38,994,585
Loans	285,329,935	275,190,194
Allowance for loan losses	(3,597,497)	(3,070,600)

Net loans	281,732,438	272,119,594
Premises and equipment	11,456,501	9,793,383
Interest receivable	1,761,570	1,253,674
Deferred tax asset	1,951,043	1,294,150
Other assets	2,049,417	1,740,059

Total assets	$409,517,283	$344,968,930

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing demand	$104,930,259	$91,944,270
Interest bearing:
Demand	47,491,912	64,459,435
Savings	79,514,001	15,253,363
Time deposits:
Less than $100,000	61,116,511	61,699,232
$100,000 or more	34,393,834	41,759,058

Total deposits	327,446,517	275,115,358
Federal Home Loan Bank borrowings	30,500,000	23,000,000
Interest payable	490,182	409,899
Other liabilities	1,950,055	2,818,113

Total liabilities	360,386,754	301,343,370
Shareholders’ equity:
Common stock, $0.625 par value. Authorized 40,000,000 shares; issued and outstanding 8,242,822 shares in 2005 and 8,059,528 shares in 2004	5,151,764	5,037,205
Capital surplus	23,852,040	20,626,500
Retained earnings	20,770,448	18,170,928
Accumulated other comprehensive loss, net of tax	(643,723)	(209,073)

Total shareholders’ equity	49,130,529	43,625,560

Total liabilities and shareholders’ equity	$409,517,283	$344,968,930

See accompanying notes to the consolidated financial statements.

22	HAMPTON ROADS BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest Income:
Loans, including fees	$22,342,047	$16,374,717	$15,392,774
Investment securities	1,720,177	1,616,074	1,964,910
Overnight funds sold	249,507	71,469	102,461
Interest bearing deposits in other banks	246,380	5,511	8,763

Total interest income	24,558,111	18,067,771	17,468,908

Interest Expense:
Deposits:
Demand	319,376	424,826	445,188
Savings	1,155,739	91,161	83,936
Time deposits:
Less than $100,000	2,169,358	2,049,986	2,501,422
$100,000 or more	1,221,610	783,627	885,881

Interest on deposits	4,866,083	3,349,600	3,916,427
Federal Home Loan Bank borrowings	992,569	560,454	500,579
Overnight funds purchased	10,235	1,156	824

Total interest expense	5,868,887	3,911,210	4,417,830

Net interest income	18,689,224	14,156,561	13,051,078
Provision for loan losses	486,000	926,000	370,000

Net interest income after provision for loan losses	18,203,224	13,230,561	12,681,078

Noninterest Income:
Service charges on deposit accounts	1,945,319	1,932,521	1,980,852
ATM surcharge fees	204,761	219,399	205,540
Gain on sale of investment securities	—	507,500	—
Other service charges and fees	1,064,387	1,131,862	1,224,082

Total noninterest income	3,214,467	3,791,282	3,410,474

Noninterest Expense:
Salaries and employee benefits	7,962,216	6,603,352	6,036,435
Occupancy	1,108,712	911,616	879,672
Data processing	560,298	570,653	439,862
Other	3,409,145	2,708,449	2,626,413

Total noninterest expense	13,040,371	10,794,070	9,982,382

Income before provision for income taxes and cumulative effect of change in accounting principle	8,377,320	6,227,773	6,109,170
Provision for income taxes	2,869,991	2,139,583	2,086,155

Net income before cumulative effect of change in accounting principle	5,507,329	4,088,190	4,023,015
Cumulative effect of change in accounting principle, net of taxes of $23,607	—	45,825	—

Net Income	$5,507,329	$4,134,015	$4,023,015

Basic earnings per share before cumulative effect of change in accounting principle	$0.68	$0.51	$0.52
Cumulative effect of change in accounting principle	—	0.01	—

Basic earnings per share	$0.68	$0.52	$0.52

Diluted earnings per share before cumulative effect of change in accounting principle	$0.66	$0.49	$0.50
Cumulative effect of change in accounting principle	—	0.01	—

Diluted earnings per share	$0.66	$0.50	$0.50

Basic weighted average shares outstanding	8,137,244	7,973,844	7,805,231
Effect of dilutive stock options and restricted stock	270,577	262,325	189,020

Diluted weighted average shares outstanding	8,407,821	8,236,169	7,994,251

See accompanying notes to the consolidated financial statements.

2005 ANNUAL REPORT	23

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

Years ended December 31, 2005, 2004 and 2003

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2002	7,707,744	$4,817,340	$17,788,739	$15,906,066	$598,774	$39,110,919
Comprehensive income:
Net income	—	—	—	4,023,015	—	4,023,015
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $45,701	—	—	—	—	(88,713)	(88,713)

Total comprehensive income						3,934,302
Shares issued related to:
401(k) plan	9,192	5,745	67,791	—	—	73,536
Exercise of stock options	168,000	105,000	746,363	—	—	851,363
Dividend reinvestment	95,422	59,639	860,002	—	—	919,641
Payout of fractional shares	(101)	(63)	(966)	—	—	(1,029)
Common stock repurchased	(71,549)	(44,718)	(642,517)	—	—	(687,235)
Tax benefit of stock option exercises	—	—	381,342	—	—	381,342
Cash dividends ($0.42 per share)	—	—	—	(3,268,366)	—	(3,268,366)

Balance at December 31, 2003	7,908,708	4,942,943	19,200,754	16,660,715	510,061	41,314,473
Comprehensive income:
Net income	—	—	—	4,134,015	—	4,134,015
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $370,462	—	—	—	—	(719,134)	(719,134)

Total comprehensive income						3,414,881
Shares issued related to:
401(k) plan	9,365	5,853	88,733	—	—	94,586
Exercise of stock options	67,799	42,374	376,822	—	—	419,196
Dividend reinvestment	108,880	68,050	1,197,310	—	—	1,265,360
Payout of fractional shares	(114)	(72)	(1,252)	—	—	(1,324)
Common stock repurchased	(35,110)	(21,943)	(373,863)	(1,154)	—	(396,960)
Tax benefit of stock option exercises	—	—	137,996	—	—	137,996
Cash dividends ($0.33 per share)	—	—	—	(2,622,648)	—	(2,622,648)

Balance at December 31, 2004	8,059,528	5,037,205	20,626,500	18,170,928	(209,073)	43,625,560
Comprehensive income:
Net income	—	—	—	5,507,329	—	5,507,329
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $223,911	—	—	—	—	(434,650)	(434,650)

Total comprehensive income						5,072,679
Shares issued related to:
401(k) plan	8,952	5,595	81,689	—	—	87,284
Exercise of stock options	85,421	53,388	510,480	—	—	563,868
Dividend reinvestment	160,628	100,392	1,699,139	—	—	1,799,531
Restricted stock	33,045	20,653	333,098	—	—	353,751
Payout of fractional shares	(103)	(64)	(1,075)	—	—	(1,139)
Common stock repurchased	(104,649)	(65,405)	(1,026,750)	(223)	—	(1,092,378)
Change in stock-based compensation, net		—	1,507,638	—	—	1,507,638
Tax benefit of stock option exercises	—	—	121,321	—	—	121,321
Cash dividends ($0.36 per share)	—	—	—	(2,907,586)	—	(2,907,586)

Balance at December 31, 2005	8,242,822	$5,151,764	$23,852,040	$20,770,448	$(643,723)	$49,130,529

See accompanying notes to the consolidated financial statements.

24	HAMPTON ROADS BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating Activities:
Net income	$5,507,329	$4,134,015	$4,023,015
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	637,576	563,700	537,306
Provision for loan losses	486,000	926,000	370,000
Stock-based compensation expense	704,300	145,582	163,920
Net amortization of premiums and accretion of discounts on investment securities	477,583	256,100	(296,631)
(Gain) loss on sale of other real estate owned	—	3,575	(64,986)
(Gain) loss on sale of premises and equipment	129,839	(19,731)	(8,002)
Gain on sale of investment securities available-for-sale	—	(507,500)	—
Deferred income tax expense (benefit)	(432,982)	26,926	57,523
Changes in:
Interest receivable	(507,896)	134,145	(108,968)
Other assets	(309,358)	(195,670)	(446,845)
Interest payable	80,283	(3,947)	(121,965)
Other liabilities	564,629	543,146	686,023

Net cash provided by operating activities	7,337,303	6,006,341	4,790,390

Investing Activities:
Proceeds from maturities and calls of investment securities available-for-sale	11,428,732	6,002,253	25,174,418
Proceeds from sales of investment securities available-for-sale	—	44,667,500	—
Purchase of investment securities available-for-sale	(47,000,000)	(17,660,000)	(51,800,000)
Proceeds from sales of Federal Home Loan Bank stock	112,500	—	—
Purchase of Federal Home Loan Bank stock	(502,200)	(792,400)	(190,000)
Purchase of Federal Reserve Bank stock	(6,250)	(3,950)	(13,300)
Net increase in total loans	(10,098,844)	(65,218,741)	(7,436,243)
Purchase of premises and equipment	(2,430,533)	(1,280,555)	(1,144,423)
Proceeds from sale of premises and equipment	—	22,075	13,650
Cash paid for development of other real estate owned	—	—	(937)
Proceeds from sale of other real estate owned	—	100,239	—

Net cash used in investing activities	(48,496,595)	(34,163,579)	(35,396,835)

Financing Activities:
Net increase in deposits	52,331,159	17,682,027	13,559,589
Net decrease in other borrowed funds	—	—	(2,992,853)
Proceeds from Federal Home Loan Bank borrowings	10,000,000	10,500,000	10,000,000
Repayments of Federal Home Loan Bank borrowings	(2,500,000)	(2,500,000)	(5,000,000)
Common stock repurchased	(1,092,378)	(396,960)	(687,235)
Dividends reinvested	1,799,531	1,265,360	919,641
Issuance of shares to 401(k) plan	87,284	94,586	73,536
Proceeds from exercise of stock options	408,452	373,675	492,236
Dividends paid	(2,907,586)	(2,622,648)	(3,268,366)

Net cash provided by financing activities	58,126,462	24,396,040	13,096,548

Increase (decrease) in cash and cash equivalents	16,967,170	(3,761,198)	(17,509,897)
Cash and cash equivalents at beginning of year	19,773,485	23,534,683	41,044,580

Cash and cash equivalents at end of year	$36,740,655	$19,773,485	$23,534,683

Supplemental cash flow information:
Cash paid during the year for interest	$5,788,604	$3,916,687	$4,541,313
Cash paid during the year for income taxes	2,862,000	2,132,876	1,776,322
Supplemental noncash information:
Transfer between loans and other real estate owned	$—	$—	$419,954

See accompanying notes to the consolidated financial statements.

2005 ANNUAL REPORT	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(1) Summary of Significant Accounting Policies

Hampton Roads Bankshares, Inc., a Virginia Corporation (the “Company”), was incorporated under the laws of the Commonwealth of Virginia on February 28, 2001, primarily to serve as a holding company for Bank of Hampton Roads (the “Bank”).

Bank of Hampton Roads was organized and commenced banking operations in 1987. The Bank engages in a general community and commercial banking business, emphasizing the needs of individuals, as well as small and medium sized businesses in its primary service area of Chesapeake, Suffolk, Norfolk, and Virginia Beach, Virginia.

In January 2004, the Company formed Hampton Roads Investments, Inc., a wholly owned subsidiary, to provide securities, brokerage, and investment advisory services. It is a full service investment company handling all aspects of wealth management including stocks, bonds, annuities, mutual funds and financial advice.

The consolidated financial statements of the Company are prepared in conformity with U.S. generally accepted accounting principles and prevailing practices of the banking industry. The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Bank of Hampton Roads and Hampton Roads Investments, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Restrictions on Cash and Due from Bank Accounts

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank (FRB). Required reserves were $2,578,000 and $3,377,000 at December 31, 2005 and 2004, respectively.

(c) Investment Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. The Company has no securities in this category.

Securities classified as available-for-sale are those debt and equity securities that management intends to hold for an indefinite period of time, including securities used as part of the Company’s asset/liability strategy, and that may be sold in response to changes in interest rates, liquidity needs, or other similar factors. Securities in this classification are reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, a separate component of shareholders’ equity.

Securities classified as held for trading are those debt and equity securities that are bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in earnings. The Company has no securities in this category.

Gains and losses on sales of securities are computed based on specific identification of the adjusted cost of each security and included in other income. Amortization of premiums and accretion of discounts are computed by the effective yield method and included in interest income.

(d) Federal Reserve Bank Stock and Federal Home Loan Bank Stock

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

(e) Loans

Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Net fees related to standby letters of credit are recognized over the commitment period. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful after an evaluation of the collateral pledged and the financial strength of the borrower. The delinquency status of the loan is determined by the contractual terms of the loan.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. Cash payments received on loans in nonaccrual status are generally applied to reduce the outstanding principal balance. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

(f) Allowance for Loan Losses

The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, minus loans charged off, plus any amounts recovered on loans previously charged off. The provision for loan losses charged to operating expenses is the amount necessary in management’s judgment to maintain the allowance for loan losses at a level it believes sufficient to cover losses in the collection of the Company’s loans. Loans are charged against the allowance when, in management’s opinion, they are deemed uncollectible, although the Company continues to aggressively pursue collection.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical loss experience, risk characteristics of the various categories of loans, adverse situations affecting individual credits, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, doubtful, substandard, or special mention. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

(g) Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation of buildings and improvements and equipment, furniture and fixtures is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the improvements or the lease term, whichever is shorter. Useful lives range from 9 to 15 years for leasehold improvements, from 10 to 50 years for buildings and improvements, and from 3 to 15 years for substantially all equipment, furniture and fixtures.

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2005, the Company exchanged certain ATM’s and data processing equipment with carrying amounts greater than their fair value, as determined by prices for similar assets. In addition, the Company identified a building and a trailer whose carrying amounts are not expected to be recoverable. These assets were written down as a result of this determination during 2005. Losses on the exchanges and impairments amounted to $129,839 and were recognized as part of other noninterest income. No other long-lived assets were deemed to be impaired as of December 31, 2005.

2005 ANNUAL REPORT	27

(h) Other Real Estate Owned

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

(i) Income Taxes

The Company files a consolidated tax return. The provision for income taxes reflects tax expense incurred as a consolidated group. The expense is allocated among the members of the consolidated group in accordance with an intercompany agreement for tax expense.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in the year including the enactment date and is measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management does not believe a valuation allowance is necessary at December 31, 2005 or 2004 as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(j) Per Share Data

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the dilutive effect of stock options and restricted stock using the treasury stock method.

(k) Advertising Costs

Advertising costs are expensed as incurred.

(l) Stock-Based Compensation

The Company adopted the disclosure only provision of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. These statements allow an entity to continue to measure compensation cost for these plans using the intrinsic-value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options.

28	HAMPTON ROADS BANKSHARES, INC.

Pro forma information regarding net income and earnings per share as required by SFAS No. 123 and SFAS No. 148 has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value of 2005 options was estimated at the date of the grant using a lattice option pricing model. The 2004 and 2003 information was calculated using the Black-Scholes option pricing model. Pro forma results and a summary of the assumptions used for 2005, 2004 and 2003 are as follows:

Years Ended December 31,	2005	2004	2003
Reported net income after change in accounting principle	$5,507,329	$4,134,015	$4,023,015
Stock-based compensation expense (net of tax):
Actual expense based on APB No. 25	365,706	96,084	108,187
Pro forma expense based on SFAS No. 123	(378,359)	(125,851)	(145,602)

Pro forma net income after change in accounting principle	$5,494,676	$4,104,248	$3,985,600

Net income per share after change in accounting principle:
Basic-as reported	$0.68	$0.52	$0.52
Basic-pro forma	0.68	0.51	0.51
Diluted-as reported	0.66	0.50	0.50
Diluted-pro forma	0.65	0.50	0.50

Assumptions:
Risk-free interest rate	4.32%	3.94%	3.25%
Volatility	10.08%	21.62%	21.62%
Dividend yield	3.38%	2.86%	3.62%
Expected option life (in years)	8.60	7.75	7.75
Weighted average grant date fair value of options	$1.41	$1.52	$1.64

The table above includes the effect of a 2005 fourth quarter adjustment to stock-based compensation expense. For more information on this adjustment, please see Note No. 21 contained in this annual report.

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

(m) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred tax assets, and the estimated fair value of financial instruments.

(n) Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, the Company considers cash and due from banks, overnight funds sold and interest-bearing deposits in other banks as cash and cash equivalents. Generally, overnight funds sold include federal funds sold and high quality money market instruments, which hold short-term debt securities that are U.S. Government issued or guaranteed.

2005 ANNUAL REPORT	29

(o) Comprehensive Income (Loss)

Comprehensive income (loss) represents all changes in equity that result from recognized transactions and other economic events of the period. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles are included in comprehensive income but excluded from net income, such as unrealized gains and losses on investment securities available-for-sale.

(p) Cumulative Effect of Change in Accounting Principle

In accordance with EITF 03-16, Accounting for Investments in Limited Liability Companies, which was effective for reporting periods beginning after June 15, 2004, the Company began accounting for its investment in Tidewater Home Funding, LLC (THF) under the equity method during the third quarter of 2004. The change from the cost method to the equity method caused an adjustment of $45,835, net of income tax, which was accounted for as a cumulative effect of change in accounting principle.

(q) Concentrations of Credit Risk

Construction and mortgage loans represent $209.5 million and $199.7 million of the total loan portfolio at December 31, 2005 and 2004, respectively. Substantially all such loans are collateralized by real property or other assets. These loans are expected to be repaid from the proceeds received by the borrowers from the sales or rentals of these properties to third parties.

At times the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

(r) Reclassification

Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 presentation.

(2) Investment Securities

The amortized cost and estimated fair values of investment securities available-for-sale at December 31, 2005 and 2004 were as follows:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities Available-for-Sale:
U.S. Treasury securities	$100,000	$—	$2,543	$97,457
U.S. Agency securities	71,979,985	28,912	1,001,710	71,007,187
Mortgage backed securities	9,311	4	—	9,315

Total investment securities available-for-sale	$72,089,296	$28,916	$1,004,253	$71,113,959

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities Available-for-Sale:
U.S. Treasury securities	$100,000	$—	$1,074	$98,926
U.S. Agency securities	36,882,534	3,560	319,206	36,566,888
Mortgage backed securities	13,077	—	56	13,021

Total investment securities available-for-sale	$36,995,611	$3,560	$320,336	$36,678,835

30	HAMPTON ROADS BANKSHARES, INC.

Investment securities available-for-sale in an unrealized loss position and temporarily impaired at December 31, 2005 and 2004 were as follows:

	2005
	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Treasury securities	$—	$—	$97,457	$2,543	$97,457	$2,543
U.S. Agency securities	40,358,750	481,809	22,649,062	519,901	63,007,812	1,001,710

	$40,358,750	$481,809	$22,746,519	$522,444	$63,105,269	$1,004,253

	2004
	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Treasury securities	$98,926	$1,074	$—	$—	$98,926	$1,074
U.S. Agency securities	27,116,177	241,789	5,978,125	77,417	33,094,302	319,206
Mortgage backed securities	13,021	56	—	—	13,021	56

	$27,228,124	$242,919	$5,978,125	$77,417	$33,206,249	$320,336

The unrealized loss positions at December 31, 2005 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. Investment securities with unrealized losses have interest rates that are less than the current interest rate environment and not a result of credit impairment. All securities are AAA rated investments. Bonds with unrealized loss positions at 2005 year-end included 1 U.S. Treasury security and 43 U.S. Agency securities.

During 2004, investment securities available-for-sale with a total estimated fair value of $44,964,674 were sold, and a gain of $507,500 was recognized. There were no sales of securities in 2005 or 2003.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2005 by contractual maturity were as follows.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$18,057,493	$17,911,875
Due after one year through five years	53,038,821	52,198,395
Due after five years through ten years	983,671	994,374
Due after ten years	9,311	9,315

	$72,089,296	$71,113,959

Investment securities that were pledged to secure deposits, outstanding borrowings, or available to secure future borrowings at December 31, 2005 and 2004 were as follows:

	2005	2004
Public deposits	$9,769,876	$7,961,932
Treasury, tax and loan deposits	1,442,344	1,426,336
FHLB borrowings	12,889,688	15,650,313
FRB borrowings	2,947,812	3,006,875
Debtor in possession deposit	97,457	98,926

	$27,147,177	$28,144,382

(3) Loans and Allowance for Loan Losses

The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending area. A substantial portion of debtors’ abilities to honor their contracts is dependent upon the real estate and general economic environment of the lending area.

2005 ANNUAL REPORT	31

Major classifications of loans at December 31, 2005 and 2004 were as follows:

	2005	2004
Commercial	$60,972,016	$58,500,942
Construction	85,205,034	73,507,730
Real estate - commercial mortgage	104,313,449	108,314,059
Real estate - residential mortgage	20,010,503	17,900,146
Installment loans to individuals	15,107,168	17,250,885
Deferred loan fees and related costs	(278,235)	(283,568)

	$285,329,935	$275,190,194

Non-performing assets at December 31, 2005 and 2004 were as follows:

	2005	2004
Loans 90 days past due and still accruing interest	$30,112	$469,146
Nonaccrual loans, including impaired loans	1,790,869	1,904,430
Real estate acquired in settlement of loans	—	—

	$1,820,981	$2,373,576

If interest on nonaccrual loans had been accrued, such income would have approximated $136,878, $56,814 and 17,553 in 2005, 2004 and 2003, respectively, none of which was recognized in income.

Information on impaired loans at December 31, 2005, 2004 and 2003 was:

	2005	2004	2003
Impaired loans for which an allowance has been provided	$1,770,656	$1,887,542	$—
Impaired loans for which no allowance has been provided	—	—	—

Total impaired loans	$1,770,656	$1,887,542	$—

Allowance provided for impaired loans, included in the allowance for loan losses	$354,131	$377,508	$—

Average balance in impaired loans	$1,777,615	$1,911,411	$—

Interest income recognized from impaired loans	$—	$—	$—

Transactions affecting the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Balance at beginning of year	$3,070,600	$2,948,011	$2,842,855
Provision for loan losses	486,000	926,000	370,000
Loans charged off	(98,737)	(940,555)	(298,629)
Recoveries	139,634	137,144	33,785

Balance at end of year	$3,597,497	$3,070,600	$2,948,011

(4) Premises, Equipment and Leases

Premises and equipment at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Land	$3,580,313	$3,580,313
Buildings and improvements	5,805,407	5,675,485
Leasehold improvements	812,650	369,654
Equipment, furniture and fixtures	4,526,455	3,858,818

	14,724,825	13,484,270
Less accumulated depreciation and amortization	(3,268,324)	(3,690,887)

	$11,456,501	$9,793,383

32	HAMPTON ROADS BANKSHARES, INC.

The Company leases the land upon which one of its branch offices is located. In addition, the Company also leases the buildings in which five branch offices are located. The lease terms range from three to eleven years and most include renewal options.

Total rent expense was $428,500 in 2005, $304,598 in 2004 and $322,581 in 2003. On May 26, 2005, the Company entered into a lease agreement for a portion of the first floor and the entire second floor of the Dominion Tower building located in downtown Norfolk, Virginia. The Company opened a branch office in the leased space on the first floor and relocated the executive offices to the second floor during the fourth quarter of 2005. Rent is payable in monthly installments of $42,962 beginning 425 days after the commencement date and will be increased annually by 3%.

Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2005 were as follows:

2006	$366,765
2007	721,589
2008	740,545
2009	707,109
2010	676,334
2011 - 2014	3,983,259

$7,195,601

The Company has entered into a contract as lessor for excess office space. Future minimum lease payments receivable under noncancelable leasing arrangements at December 31, 2005 were as follows:

2006	$84,443
2007	84,443
2008	84,443
2009	28,148

$281,477

(5) Deposits

The maturities of time deposits at December 31, 2005 and 2004 were as follows:

	2005		2004
	Time Deposits Less than $100,000	Time Deposits $100,000 or More	Time Deposits Less than $100,000	Time Deposits $100,000 or More
Maturity of:
3 months or less	$8,404,562	$4,331,946	$9,288,832	$15,557,772
Over 3 months - 6 months	5,603,594	8,817,057	6,597,320	1,737,366
Over 6 months - 12 months	10,425,598	6,070,549	11,133,816	9,782,153
1 year - 2 years	14,402,170	5,468,777	11,303,017	5,049,233
2 years - 3 years	8,358,404	3,533,581	10,515,432	3,955,081
3 years - 4 years	6,741,940	2,285,090	8,084,136	3,147,615
4 years - 5 years	7,180,243	3,886,834	4,776,679	2,529,838

	$61,116,511	$34,393,834	$61,699,232	$41,759,058

(6) Federal Home Loan Bank Borrowings

At December 31, 2005 and 2004, the Company had borrowings from the FHLB system totaling $30,500,000 and $23,000,000, respectively. Interest only is payable on a monthly basis until maturity. Maturities of FHLB borrowings at December 31, 2005 were as follows:

	Interest Rate	Balance
Maturity Date:
April 2006	2.57%	$5,000,000
May 2006	2.25	2,500,000
May 2007	2.74	2,500,000
September 2007	3.40	5,500,000
January 2008	3.92	5,000,000
May 2008	2.83	5,000,000
January 2009	4.18	5,000,000

		$30,500,000

2005 ANNUAL REPORT	33

The borrowings were collateralized by a blanket lien on the Company’s 1-4 family residential real estate loans, with carrying values of $13,471,104 and $14,204,935 as of December 31, 2005 and 2004, respectively, commercial real estate loans with a carrying value of $11,992,348 as of December 31, 2005, and investment securities with carrying values of $12,889,688 and $15,650,313 as of December 31, 2005 and 2004, respectively.

(7) Income Taxes

Total income tax was allocated for the years ended December 31, 2005, 2004 and 2003 as follows:

	December 31,
	2005	2004	2003
Provision for income taxes before cumulative effect of change in accounting principle	$2,869,991	$2,139,583	$2,086,155
Tax effect of change in accounting principle	—	23,607	—
Shareholders’ equity for unrealized gain on securities available-for-sale	(223,911)	(370,462)	(45,701)
Shareholders’ equity for tax benefit for excess of fair value above cost of stock option plans	(121,321)	(137,996)	(381,342)

	$2,524,759	$1,654,732	$1,659,112

Income tax expense (benefit) applicable to income before taxes and before cumulative effect of change in accounting principle consists of:

	December 31,
	2005	2004	2003
Current	$3,302,973	$2,112,657	$2,028,632
Deferred	(432,982)	26,926	57,523

	$2,869,991	$2,139,583	$2,086,155

The significant components of deferred income tax expense (benefit) were as follows:

	December 31,
	2005	2004	2003
Deferred income tax expense (benefit)	$(469,565)	$(9,656)	$20,941
NOL carryforward	36,583	36,582	36,582

	$(432,982)	$26,926	$57,523

The provisions for income taxes for the years ended December 31, 2005, 2004 and 2003 differ from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes. The differences were as follows:

	2005	2004	2003
Income taxes at statutory rates	$2,848,289	$2,117,443	$2,077,118
Increase resulting from:
Nondeductible expenses	20,382	20,242	8,167
Other	1,320	1,898	870

Income tax expense before cumulative effect of change in accounting principle	$2,869,991	$2,139,583	$2,086,155

34	HAMPTON ROADS BANKSHARES, INC.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2005 and 2004 were as follows:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$1,152,063	$863,068
Unrealized loss on securities available-for-sale	331,615	107,704
Deferred directors’ fees	69,523	62,771
Nonqualified deferred compensation	982,241	741,617
Net operating loss carryforward	36,582	73,165

Total deferred tax assets	2,572,024	1,848,325

Defered tax liabilities:
Depreciation	567,838	552,138
Other	53,143	2,037

Total deferred tax liabilities	620,981	554,175

Net deferred tax asset	$1,951,043	$1,294,150

At December 31, 2005, the Company had net operating loss carryforwards of $107,595 for income tax purposes that expire in 2006, resulting from a 1992 acquisition. The amount of net operating loss carryforward utilization is limited to $107,595 per year.

(8) Financial Instruments with Off-Balance-Sheet Risk

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

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. Contractual amounts at December 31, 2005 and 2004 were:

	2005	2004
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$66,622,791	$78,083,508
Standby letters of credit	13,459,838	11,853,606

	$80,082,629	$89,937,114

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the contractual obligator by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer’s contractual obligation. Management does not anticipate any material losses will arise from additional funding of the aforementioned commitments or letters of credit.

(9) Profit Sharing Plan

The Company has a defined contribution 401(k) plan. All employees who are 21 years of age and have completed one year of service are eligible to participate. During 2005, employees were able to contribute the lesser of $14,000, or 20% of their annual salary, and the Company contributed 25% of the employees’ contributions up to 10% of salary. The Company may also make an additional discretionary contribution. Company contributions will not exceed the maximum amount deductible annually for income tax

2005 ANNUAL REPORT	35

purposes. The Company made discretionary contributions of $196,000, $161,000 and $152,250 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company also made matching contributions of $53,430, $48,913 and $46,397 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company offers its stock as an investment option under the 401(k) plan. The plan purchased 8,952, 9,365, and 9,192 shares at prices of $9.75, $10.10, and $8.00 per share in 2005, 2004 and 2003, respectively. The Bank is the plan’s trustee.

(10) Supplemental Retirement Agreements

The Company has entered into supplemental retirement agreements with several key officers. Under these agreements, all but one of the officers are each eligible to receive an annual benefit payable in fifteen installments each equal to $50,000 following the attainment of their Plan Retirement Date. The other officer is eligible to receive an annual benefit payable in fifteen installments equal to 50% of his Benefit Computation Base following the attainment of his Plan Retirement Date. The Benefit Computation Base is calculated as the average compensation including bonuses from the Company over the three consecutive completed calendar years just prior to the year of retirement or termination. In connection with these agreements, the Company has purchased life insurance policies which name the Company as beneficiary. The total cash surrender value for these life insurance policies at December 31, 2005 was $566,448. The Company recognizes expense each year related to these agreements based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The change in benefit obligation and funded status for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Benefit obligation at beginning of year	$857,867	$672,785	$511,405
Service cost	224,495	151,443	135,810
Interest cost	42,273	33,639	25,570

Benefit obligation at end of year	1,124,635	857,867	672,785
Fair value of plan assets	—	—	—

Funded status	$(1,124,635)	$(857,867)	$(672,785)

The amounts recognized in the consolidated balance sheets as of December 31, 2005 and 2004 consist of:

	2005	2004
Accrued benefit cost included in other liabilities	$(1,124,635)	$(857,867)

The components of net periodic benefit cost for the years ended December 31, 2005, 2004, and 2003 consist of:

	2005	2004	2003
Service cost	$224,495	$151,443	$135,810
Interest cost	42,273	33,639	25,570

Net periodic benefit cost	$266,768	$185,082	$161,380

The weighted-average assumptions used to determine benefit obligations at December 31, 2005 and 2004, and to determine net periodic benefit cost for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Discount rate	7.00%	7.00%	7.00%
Rate of compensation increase	3.00%	3.00%	3.00%

The rate of compensation increase only applies to the one officer agreement with a Benefit Computation Base.

The Company does not expect to make contributions to fund the supplemental retirement agreements in 2006. As of December 31, 2005, the following benefit payments are expected to be paid over the next ten years:

2006	$—
2007	—
2008	—
2009	—
2010	230,067
Years 2011 – 2015	1,150,335

$1,380,402

36	HAMPTON ROADS BANKSHARES, INC.

(11) Dividend Reinvestment and Optional Cash Purchase Plan

The Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. Through the first quarter of 2003, the plan also enabled shareholders to purchase up to $1,000 per quarter of additional common stock. The stock purchased through the plan directly from the Company, is valued at the weighted average sales price of the Company’s common stock in transactions occurring during the 60 calendar days immediately prior to the purchase date. The purchase price of shares purchased on the open market is the actual current market price of the shares purchased on the applicable purchase date. In 2005, $1,799,531 of the $2,907,586 total dividend declared was reinvested. In 2004, $1,265,360 of the $2,622,648 total dividend declared was reinvested. In 2003, $919,641 of the $3,268,366 total dividend declared was reinvested. Under the Optional Cash Purchase Plan, 10,905 shares were purchased at prices ranging from $10.22 to $9.50 per share during 2003.

(12) Director and Employee Stock Compensation Plans

The Company has a Stock Option Plan under which the Company may grant options to its directors and employees for shares of common stock. During 2005 and 2004, the Company authorized the grant of options to employees and directors for 108,808 and 106,385 shares, respectively, of the Company’s common stock under the plan.

The Company has a Directors’ Deferred Compensation Agreement through which directors previously could elect to defer board fees and receive reductions in stock option exercise prices. The Company issued 19,318 stock options under this agreement in 2004. The agreement was modified in 2005 to comply with changes in tax rules pertaining to deferred compensation. In 2005, directors were granted 26,288 stock options and received grants of restricted stock as deferred compensation.

The Company’s shareholders have approved both of the above-mentioned plans.

All options, when granted, have 10-year terms and are fully vested and exercisable at the date of grant. A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2002	1,030,199	$6.14
Granted	134,304	8.45
Exercised	(211,785)	7.43

Balance at December 31, 2003	952,718	6.90
Granted	125,703	8.65
Exercised	(67,799)	5.51
Expired	(15,836)	10.40

Balance at December 31, 2004	994,786	7.15
Granted	135,096	10.47
Exercised	(97,828)	5.63
Expired	(7,495)	11.23

Balance at December 31, 2005	1,024,559	$7.70

In 2005 and 2003, 97,828 and 211,785 options were exercised, respectively; however, only 85,421 and 168,000 new shares, respectively, were issued since 12,407 and 43,785 shares, respectively, of previously acquired stock were used to exercise some of the options.

Information pertaining to options outstanding and exercisable as of December 31, 2005 was as follows:

Range of Exercise Prices	Number of Options	Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 2.925 - $ 4.000	141,423	3.09	$3.44
4.665 - 5.970	168,119	2.59	5.28
6.530 - 8.770	378,646	6.13	7.95
9.710 - 11.800	336,371	7.83	10.43

$ 2.925 - $ 11.800	1,024,559	5.69	$7.70

2005 ANNUAL REPORT	37

In 2005, the Company granted directors 12,128 shares of restricted stock under the Directors Deferred Compensation Agreement. The restricted stock will begin vesting five years from the date of grant and will be fully vested ten years from the date of grant. The Company will record compensation expense for these restricted shares ratably over the vesting period.

During 2005, the Company granted restricted stock to the directors as part of an incentive award program. Restricted stock granted under this award totaled 5,917 shares for 2005. The restricted stock will begin vesting five years from the date of grant and will be fully vested ten years from the date of grant. Compensation expense related to these restricted shares will be recognized ratably over the vesting period.

During 2005, the Company granted restricted stock to several key employees as part of an incentive award program. Restricted stock granted under this award totaled 15,000 shares for 2005. This restricted stock began vesting upon grant date and will continue to vest in 20% increments over the next four years. The Company recognized 20% of the compensation expense in 2005 and will recognize the remaining 80% of the compensation expense ratably over the vesting period. Compensation expense was calculated using the market value of common stock at the date of grant multiplied by the number of restricted shares granted.

Total compensation expense related to grants of restricted stock during 2005 was $31,950. The weighted average fair value of all restricted stock at the date of grant during 2005 was $10.97 per share.

(13) Employment Agreements

The Company has employment agreements with six officers. Two of the agreements expire in 2006, two expire in 2007, one expires in 2008 and one expires in 2009. Unless the officer is notified in writing prior to the last day of the 48th consecutive month, the agreement will automatically renew for an additional period of 60 months. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(14) Other Expenses

A summary of other expenses for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Stationery and office supplies	$213,558	$158,806	$170,277
Advertising and marketing	304,089	240,128	287,700
Telephone and postage	281,548	283,075	328,319
Professional	379,853	184,125	131,678
Bank franchise tax	251,332	230,115	228,594
Equipment	205,437	181,386	149,730
ATM and VISA Check Card expense	466,605	359,108	309,444
Directors’ and advisory board fees	313,299	254,450	228,525
Other	993,424	817,256	792,146

	$3,409,145	$2,708,449	$2,626,413

(15) Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The amount of dividends the Bank may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. At December 31, 2005, the amount available was approximately $7.8 million. Loans and advances are limited to 10% of the Bank’s shareholders’ equity. As of December 31, 2005, funds available for loans or advances by the Bank to the Company were approximately $4.4 million.

(16) Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements of the FRB. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Management believes that, as of December 31, 2005, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the FRB categorized the Company and the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum amounts and ratios, as set forth in the table that follows, must be maintained. There are no conditions or events since that notification that management believes have changed the Company’s or Bank’s category.

38	HAMPTON ROADS BANKSHARES, INC.

A summary of the Company’s and the Bank’s required and actual capital components follows:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005
Tier 1 Capital:
Consolidated Company	$49,774	15.47%	$12,867	4.00%	$19,301	6.00%
Bank	44,126	13.79	12,804	4.00	19,205	6.00
Total Risk-Based Capital:
Consolidated Company	53,371	16.59	25,734	8.00	32,168	10.00
Bank	47,723	14.91	25,607	8.00	32,009	10.00
Leverage Ratio:
Consolidated Company	49,774	12.37	16,100	4.00	20,124	5.00
Bank	44,126	11.00	16,041	4.00	20,052	5.00
As of December 31, 2004
Tier 1 Capital:
Consolidated Company	$43,835	14.69%	$11,937	4.00%	$17,905	6.00%
Bank	39,812	13.46	11,829	4.00	17,744	6.00
Total Risk-Based Capital:
Consolidated Company	46,906	15.72	23,874	8.00	29,842	10.00
Bank	42,883	14.50	23,659	8.00	29,573	10.00
Leverage Ratio:
Consolidated Company	43,835	13.13	13,350	4.00	16,688	5.00
Bank	39,812	12.02	13,244	4.00	16,555	5.00

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

The following methods and assumptions were used by the Company in estimating fair value for its financial instruments, as defined by SFAS No. 107:

(a) Cash and Cash Equivalents

The carrying amount approximates fair value.

(b) Investment Securities Available-for-Sale

Fair values are based on published market prices or dealer quotes. Investment securities available-for-sale are carried at their aggregate fair value.

(c) Federal Home Loan Bank Stock and Federal Reserve Bank Stock

The carrying amount approximates fair value.

2005 ANNUAL REPORT	39

(d) Loans

For credit card and other loan receivables with short-term and/or variable characteristics, the carrying value approximates fair value. The fair value of other loans is estimated by discounting the future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

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

(g) FHLB Borrowings

The fair value of FHLB borrowings is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities.

(h) Commitments to Extend Credit and Standby Letters of Credit

The fair value of commercial lending related letters of credit and commitments is estimated as the amount of fees currently charged to enter into similar agreements, taking into account the present creditworthiness of the counter parties. The carrying amount and estimated fair value of these instruments were immaterial at December 31, 2005, and 2004.

The estimated fair value of the Company’s financial instruments required to be disclosed under SFAS No. 107 at December 31, 2005 and 2004 were:

	2005		2004
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and due from banks	$17,513,955	$17,513,955	$12,102,200	$12,102,200
Overnight funds sold	18,294,012	18,294,012	7,293,557	7,293,557
Interest-bearing deposits in other banks	932,688	932,688	377,728	377,728
Federal Home Loan Bank stock	2,057,100	2,057,100	1,667,400	1,667,400
Federal Reserve Bank stock	654,600	654,600	648,350	648,350
Investment securities available-for-sale	71,113,959	71,113,959	36,678,835	36,678,835
Loans	285,329,935	282,923,035	275,190,194	272,715,985
Interest receivable	1,761,570	1,761,570	1,253,674	1,253,674
Liabilities:
Deposits	327,446,517	328,960,581	275,115,358	276,249,203
Interest payable	490,182	490,182	409,899	409,899
FHLB borrowings	30,500,000	29,808,700	23,000,000	22,706,768

(18) Subsequent Events

On January 10, 2006, the Company declared a cash dividend of $0.20 per share payable March 15, 2006, to shareholders of record on February 15, 2006.

40	HAMPTON ROADS BANKSHARES, INC.

(19) Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2005 and 2004 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2005, of Hampton Roads Bankshares, Inc., parent company only, are presented below.

Condensed Balance Sheets

December 31,	2005	2004
Assets:
Cash on deposit with Bank	$4,038,464	$1,357,471
Receivable from Bank	—	1,303,864
Investment in subsidiaries	43,524,284	39,616,517
Investment in affiliates	782,748	686,690
Loans	800,000	5,799,375
Interest receivable	2,707	16,390
Other assets	—	20

Total assets	$49,148,203	$48,780,327

Liabilities and Shareholders’ Equity:
Borrowing from Bank	$—	$3,800,000
Interest payable	—	11,061
Other liabilities	17,674	1,343,706
Shareholders’ equity	49,130,529	43,625,560

Total liabilities and shareholders’ equity	$49,148,203	$48,780,327

Condensed Statements of Income

Years Ended December 31,	2005	2004	2003
Income:
Dividends from Bank	$2,907,586	$1,435,583	$1,171,890
Income from affiliates	77,906	165,207	140,700
Interest income	241,457	98,207	56,446

Total income	3,226,949	1,698,997	1,369,036
Expenses:
Interest expense	139,325	29,801	36,254
Other expense	40,890	56,206	40,014

Total expense	180,215	86,007	76,268

Income before income taxes and equity in undistributed earnings of subsidiaries	3,046,734	1,612,990	1,292,768
Provision for income taxes	(49,312)	(63,193)	(41,101)
Equity in undistributed earnings of subsidiaries	2,509,907	2,584,218	2,771,348

Net income	$5,507,329	$4,134,015	$4,023,015

2005 ANNUAL REPORT	41

Condensed Statements of Cash Flows

Years Ended December 31,	2005	2004	2003
Operating Activities:
Net income	$5,507,329	$4,134,015	$4,023,015
Adjustments:
Equity in undistributed earnings of subsidiaries	(2,509,907)	(2,584,218)	(2,771,348)
Stock-based compensation expense	704,300	—	—
Depreciation and amortization	—	22,138	7,690
Change in other assets	(514,943)	(236,007)	227,979
Change in other liabilities	95,595	267,850	196,014

Net cash provided by operations	3,282,374	1,603,778	1,683,350

Investing Activities:
Net (increase) decrease in loans	4,999,375	(5,799,375)	2,992,853
Investment in affiliates	(96,058)	(421,690)	—

Net cash provided by (used in) investing activities	4,903,317	(6,221,065)	2,992,853

Financing Activities:
Net increase (decrease) in borrowings	(3,800,000)	3,800,000	(2,992,853)
Common stock repurchased	(1,092,379)	(396,960)	(687,235)
Dividends paid	(2,907,586)	(2,622,648)	(3,268,366)
Dividends reinvested	1,799,531	1,265,360	919,641
Proceeds from exercise of stock options	408,452	373,675	492,236
Issuance of shares to 401(k) plan	87,284	94,586	73,536

Net cash provided by (used in) financing activities	(5,504,698)	2,514,013	(5,463,041)

Increase (decrease) in cash and cash equivalents	2,680,993	(2,103,274)	(786,838)
Cash and cash equivalents at beginning of year	1,357,471	3,460,745	4,247,583

Cash and cash equivalents at end of year	$4,038,464	$1,357,471	$3,460,745

(20) Related Party Transactions

The Company has a 19% interest in THF. The Company accounts for this investment under the equity method. On December 19, 2001, the Bank established a warehouse credit facility for THF for up to $5,194,950. As of December 31, 2005 and 2004, THF had drawn $1,953,267 and $1,756,259 on this warehouse line of credit, at a variable rate of 7.25% and 5.75%, respectively.

The Company has an 8% ownership in Davenport Financial Fund, LLC. This investment is accounted for under the equity method.

The Company has a 4% ownership in Bankers Investment Group, LLC in order to facilitate the sale of securities-related products and services to its customers and the general public. The Company accounts for this investment under the cost method.

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectibility or present other unfavorable features. At December 31, 2005 and 2004, loans to executive officers, directors and their associates amounted to $9,321,517 and $9,677,121, respectively. During 2005, additional loans and repayments of loans by executive officers, directors and their associates were $5,767,323 and $6,122,927, respectively.

During the fourth quarter of 2004, the Company established a loan from the Bank with a one-year term. Interest only payments were made monthly at a variable interest rate. As of December 31, 2004 the outstanding balance was $3,800,000 at an interest rate of 6.25%. The loan was paid off during the third quarter of 2005.

(21) Significant Fourth Quarter Adjustments

In the fourth quarter of 2005, management in consultation with its external auditors, KPMG LLP (“KPMG”) determined that the Company had misapplied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). The misapplication, which was not intentional, previously was undetected by management and KPMG in the Company’s audited

42	HAMPTON ROADS BANKSHARES, INC.

Consolidated Financial Statements. The misapplication arose from the Company’s use of independent, third party appraisals to establish the fair value of the Company’s common stock in connection with stock option grants rather than quoted market prices. For a number of reasons, management believed that the independent appraisal of fair value represented a more reliable pricing mechanism for a thinly traded small capitalization stock and that the methodology was an acceptable practice. Although APB No. 25 recognizes that quoted market prices may not always be indicative of fair value, it directs companies to use quoted market prices in the measurement of compensation expense for stock options. Following a thorough analysis of the differences resulting from the misapplication, the Company determined that Consolidated Financial Statements for the years 2003 and 2004 were impacted. The analysis concluded that the amount of the differences was not material to the Consolidated Financial Statements in either year, nor was it material on a cumulative basis in 2005. As a result, the Company in further consultation with KPMG, made adjustments to its Consolidated Financial Statements in the year ended December 31, 2005 to correct the previous misapplication. The adjustment related to 2003 and 2004 Consolidated Financial Statements had the effect of increasing stock-based compensation expense $318 thousand and, thus, decreasing net income $210 thousand after the related tax effect.

In addition to the above matter, management in consultation with KPMG determined that the Company misclassified the accrued compensation expense for unexercised stock options as a liability rather than as a component of shareholders’ equity in prior audited Consolidated Financial Statements. The misclassification, which was not material to the Company’s Consolidated Financial Statements, does not affect the reporting of total assets or the Company’s earnings in any period. An adjustment was made in the Company’s 2005 Consolidated Financial Statements in the amount of $1.20 million, which had the effect of reducing liabilities and increasing shareholders’ equity by that amount. The net effect of the reclassification adjustment and the change in methodology for measuring compensation expense for stock options was an increase in shareholders’ equity of $1.52 million, or $0.18 in book value per share.

(22) Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the years ended December 31, 2005 and 2004 is as follows:

	2005
	Fourth	Third	Second	First
Interest income	$7,097,244	$6,246,555	$5,902,209	$5,312,103
Interest expense	1,641,748	1,530,180	1,432,015	1,264,944

Net interest income	5,455,496	4,716,375	4,470,194	4,047,159
Provision for loan losses	—	177,000	162,000	147,000
Noninterest income	683,966	849,560	770,588	910,353
Noninterest expense	3,866,504	3,106,447	3,086,284	2,981,136

Income before provision for income taxes	2,272,958	2,282,488	1,992,498	1,829,376
Provision for income taxes	777,521	779,777	687,566	625,127

Net income	$1,495,437	$1,502,711	$1,304,932	$1,204,249

Basic earnings per share	$0.18	$0.19	$0.16	$0.15

Diluted earnings per share	$0.18	$0.18	$0.16	$0.14

	2004
	Fourth	Third	Second	First
Interest income	$4,906,171	$4,629,212	$4,321,230	$4,211,158
Interest expense	1,035,062	939,251	944,327	992,570

Net interest income	3,871,109	3,689,961	3,376,903	3,218,588
Provision for loan losses	129,000	114,000	599,000	84,000
Noninterest income	822,911	805,036	910,435	1,252,900
Noninterest expense	2,864,321	2,669,900	2,626,673	2,633,176

Income before provision for income taxes	1,700,699	1,711,097	1,061,665	1,754,312
Provision for income taxes	586,316	582,700	374,101	596,466
Cumulative effect of change in accounting principle, net of tax	—	45,825	—	—

Net income	$1,114,383	$1,174,222	$687,564	$1,157,846

Basic earnings per share	$0.13	$0.15	$0.09	$0.15

Diluted earnings per share	$0.13	$0.14	$0.09	$0.14

2005 ANNUAL REPORT	43

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

The Honorable Harry B. Blevins

State Senator

Ralph L. Frost

Retired Farmer

Douglas R. Jewell

EMS Industrial, Inc.

H. Lynn Keffer

Crossroads Fuel, Inc.

Philip V. Miller

Virginia Door, Inc.

Jeffrey P. Powell, M.D., D.D.S.

Chesapeake Ear, Nose & Throat Associates, P.C.

South Norfolk

Durwood S. Curling

Chairman

Jack W. Gibson

Bank of Hampton Roads

James A. Alexander, Jr.

Service Electric Corp. of Va.

Robert G. Bagley

Retired, Bank of Hampton Roads

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

Retired, Bank of Hampton Roads

Jonathan L. Thornton

Pierce & Thornton

William F. Whitlow

Whitlow Baker

Michael P. Zarpas

Global Real Estate Investment

Market Street

Bobby L. Ralph

Chairman

Jack W. Gibson

Bank of Hampton Roads

Mickey Garcia

Garcia Development, LLC

Adrian T. Robertson

Allied Concrete

James R. Rountree

Rountree Construction Co., Inc.

James F. Russell

Supreme Petroleum, Inc.

J. Wayne Scott

Frank E. Sheffer & Co.

Robert B. Speight

N & S Limited

Gayle F. Upchurch

The Shoetique

Orchard Square

Richard H. Matthews

Chairman

Jack W. Gibson

Bank of Hampton Roads

William B. Cross

Ashdon Builders, Inc.

Clay Robertson

Nationwide Insurance

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

Donald Stakes

Discount Plumbing, Inc.

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

William N. Dozier

Enginuity

James D. Marx

Broadbay Cotton

Townsend Oast

Retired Past President of Virginia Bankers Association

Kenneth R. Sims

Custom Stone Company, Inc.

Kevin R. Sims

Custom Stone Company, Inc.

Leo Thomas

Ron Zoby Tours

Jeffrey M. Tourault

Atlantic Foundations, Inc.

Pembroke

Douglas J. Glenn

Chairman

Jack W. Gibson

Bank of Hampton Roads

B. G. Campbell

Community Group, Inc.

John Katsias

Katsias Company

Pete O. Kotarides

The Kotarides Companies

Robert A. Widener

Ainslie Widener, Inc.

Benjamin J. Willis, III

Willis Furniture Company, Inc.

Great Bridge

Robert G. MacDonald

Chairman

Jack W. Gibson

Bank of Hampton Roads

Erik P. Gordon

Attorney At Law

Herbert Mitchell, Jr.

Mitchell’s Complete Upholstery

John R. Newhart

Sheriff, City of Chesapeake

Suzanne Rose

Rose and Womble Realty

David L. Schloff

Great Bridge Servicecenter, LLC

Patricia C. Whitehurst

Civic Leader

Gilbert J. Wirth, Jr.

Prentis, LLC

44	HAMPTON ROADS BANKSHARES, INC.

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

Emil A. Viola

Chairman of the Board

Treasurer, Vico Construction

Corporation

Jack W. Gibson

President and Chief Executive

Officer, Hampton Roads

Bankshares, Inc.

Warren L. Aleck

Retired President,

Great Bridge Foods, Inc.

t/a Earle’s Markets

Robert G. Bagley

Retired Senior Vice President,

Bank of Hampton Roads

Durwood S. Curling

Retired Executive Director,

Southeastern Public Service

Authority

Douglas J. Glenn

Attorney at Law,

Pender & Coward, P.C.;

General Counsel and Secretary,

Geeks on Call America, Inc.

Herman A. Hall, III

Secretary-Treasurer,

Hall Farms, Inc.

Robert H. Powell III

Attorney at Law,

Kaufman & Canoles, P.C.

Bobby L. Ralph

Mayor,

City of Suffolk

Roland Carroll Smith, Sr.

President and Chief Executive Officer,

Hearndon Construction Corporation

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

Senior Vice President and

Branch Administrator

FINANCIAL INFORMATION

Shareholders, analysts and investors seeking financial information about the Company, including copies of Form 10-K filed with the Securities and Exchange Commission, may contact:

Donald W. Fulton, Jr.

Senior Vice President and Chief

Financial Officer

Hampton Roads Bankshares, Inc.

999 Waterside Drive, Suite 200

Norfolk, VA 23510

(757) 217-1000

STOCK INFORMATION

The Bank serves as the transfer agent. The Company’s common stock trades under the symbol “HMPR” on the NASDAQ Over-the-Counter Bulletin Board. Stock inquiries should be directed to:

Tiffany K. Glenn

Senior Vice President and

Marketing Officer

Stock Transfer Department

Hampton Roads Bankshares, Inc.

999 Waterside Drive, Suite 200

Norfolk, VA 23510

(757) 217-1000

MARKET MAKERS

Davenport & Company LLC

Hill Thompson Magid & Co., Inc.

Knight Equity Markets, L.P.

McKinnon & Company, Inc.

Monroe Securities, Inc.

Ryan Beck & Co.

Scott & Stringfellow, Inc.

UBS Capital Markets, L.P.

Hudson Securities, Inc.

Pershing Advisor Solutions, LLC

UBS Securities LLC

WEB SITE ADDRESS

www.bankofhamptonroads.com

999 Waterside Drive, Suite 200 • Norfolk, Virginia 23510 • 757.217.1000

www.bankofhamptonroads.com