Form 10-K, Exhibit 13
period 2007-12-31
HAMPTON ROADS BANKSHARES INC
filed 2008-03-11
CIK 1143155

Exhibit 13.1

HAMPTON ROADS BANKSHARES

NASDAQ CONGRATULATES
HAMPTON ROADS BANKSHARES
YEAR BUSINESS ANNIVERSARY
NASDQAQ LISTED [HMPR]
HAMPTON ROADS
BANKSHARES
NASDAQ
JVC
News Corporation
Panasonic
YAHOO

2007 ANNUAL REPORT

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

PRESIDENT’S MESSAGE

DEAR SHAREHOLDER

It’s hard to believe that twenty years have passed since we first opened our doors and embarked on this journey together. From the beginning, we resolved to operate by a simple philosophy: “Treat others like you want to be treated yourself.” I realize that this philosophy may sound a bit trite in the growing complexity of the financial services industry and I know some are tired of hearing me repeat the phrase. However, I have always been a proponent of and continue to believe strongly that community banking is a good and important business. By adhering to our operating philosophy and consistently delivering outstanding customer service, Bank of Hampton Roads has succeeded over the past twenty years in becoming one of the most successful and well-respected banks in the Commonwealth of Virginia. We have done so while returning a great percentage of our earnings and otherwise delivering enhanced value to our shareholders, perhaps our most important measure of success. The growth of our business and strong financial performance in 2007 suggests that our business philosophy is working well. We are determined to continue to build on this foundation.

Last year at this time, I advised that I was looking forward to a banner year in keeping with our twenty year milestone. I am pleased to say that we achieved and realized the expected success. For the twentieth consecutive year, I have the distinct pleasure of reporting record earnings on behalf of our Company. Net income for 2007 was $6,810,613, an increase of 13% or $775,074 over 2006. The fact that we were able to achieve this despite the changing market conditions in the financial services industry that began in earnest during the fourth quarter of the year is a testament to our credit quality and focus on customer-oriented relationship banking.

This customer service-oriented approach to banking as well as our increased legal lending limit which resulted from our growth in 2007 and our 2006 stock offering helped to produce over $102 million in net new loans in 2007. Total loans outstanding at year-end were $477,149,232 compared to $375,044,161 a year ago. As a result of this strong loan growth, total assets ended 2007 at a record high of $563,828,128. Competition is especially acute in our market but we enjoy strong loyalty and commitment from our customers.

Our return on average assets ended the year very strong at 1.31%. This was the fifteenth year in a row that this ratio exceeded 1.20%. For 2007, the return on average assets for our Federal Financial Institutions Examination Council (“FFIEC”) peer group was 1.11% so we remain a leader by this measure.

Loan demand throughout 2007 was consistently high and peaked in the last four months of the year when the Federal Reserve initiated four interest rate cuts totaling 150 basis points. Since year-end, interest rates have decreased another 125 basis points and at the time of this letter, at least one more rate cut is predicted to help bolster the economy. While these actions are designed to benefit consumers and the macro economy, they pose a specific challenge for our industry. Because of these rate cuts and the increased cost of funding loans, net interest margins are facing pressure throughout the industry. At December 31, 2007, our net interest margin was 4.95%, down 25 basis points from year-end 2006. Managing this ratio will be among our greatest priorities in 2008.

2 0 0 7 A N N U A L R E P O R T	1

Despite the slowing national economy, many commentators report that the Hampton Roads economy is fundamentally stable and projected to hold its own or perhaps even outperform the national economy this year. According to a recently released economic development study, the local port now contributes $12.3 billion to Hampton Roads’ economy and employs directly or indirectly 100,000 people with a $4.1 billion payroll. With the strong presence of the U.S. Navy and other branches of the armed forces, military spending makes up more than 25% of our region’s economy. Consequently, we believe that port activity and local defense spending will help to moderate and stabilize economic conditions in Hampton Roads.

As many of you know, Bank of Hampton Roads enjoys a long established reputation as Hampton Roads’ premier construction lender. Because of our history in this regard, you may be concerned about how the challenging housing market of late has affected this segment of our business, namely construction loans. I am proud to say that we provide construction financing to some of the best and most experienced custom home builders in our market. Many of these builders had the foresight to reduce their inventories of speculative homes and have started fewer contract homes over the last year. As a result, our construction loans as a percent of our total loans outstanding actually decreased from 2006 to 2007.

Demonstrating that Bank of Hampton Roads is the top choice for construction financing by our area’s top builders was the presence of our “Financing By” signs at Tidewater Builders Association’s 2007 Homearama. Bank of Hampton Roads financed seven of the seventeen castle-themed homes on display in Chesapeake’s prestigious Edinburgh neighborhood. Because of the beauty and overall appeal of the Edinburgh development, six of the seven homes we financed were already pre-sold or under contract prior to the event.

As visitors entered the site of this year’s Homearama, they all passed by the site of Bank of Hampton Roads’ new Edinburgh Office. It is located in the Edinburgh Commons North Shopping Center, which is anchored by Target and fronts the highly traveled Chesapeake Expressway. Our friendly staff is currently serving customers out of a temporary facility located on our property there while the office is under construction. We are very optimistic about the potential of this office with Edinburgh being the largest retail center between the Greenbrier area of Chesapeake and the Outer Banks of North Carolina. Edinburgh features a variety of national and specialty retailers, restaurants and services as well as a beautiful planned community.

With the addition of the Edinburgh location, Bank of Hampton Roads now has eighteen convenient branch offices, including nine in Chesapeake, four in Virginia Beach, four in Norfolk and one Suffolk. The Bank also has ATMs located in two of Norfolk’s most prominent entertainment venues: Scope and Chrysler Hall. Thanks to the efforts of all of our employees, but most especially those in our branches, our deposits increased 19% in 2007 to end the year at a record $431 million. We remain diligent in exploring opportunities for additional branches throughout Hampton Roads and, as we have evidenced historically, we will do that which is necessary to provide convenient personal service to our customers.

The safety and soundness of our Bank is something we pay attention to every day but the issue always draws more scrutiny in challenging times. Giving our depositors even more peace of mind beyond FDIC insurance are the numerous acknowledgements Bank of Hampton Roads has received throughout the years for its commitment to safety and soundness. The Bank has been awarded a 5-Star rating by BauerFinancial for fifty-three consecutive quarters, or just over thirteen years. In addition, the Bank was recently awarded a financial safety rating of “A” by TheStreet.com Ratings. Both ratings signify excellent financial stability for our customers, vendors and employees.

Hampton Roads Bankshares also received its own share of accolades in 2007. In September, we were notified by NASDAQ that our shares qualified for listing on the elite NASDAQ Global Select Market. Only about 1,200 companies are listed on the Global Select Market, having met NASDAQ’s most stringent financial, liquidity and corporate governance requirements. In 2007, our stock was also selected by the Russell Investment Group for inclusion in their Microcap Index. Our affiliation with NASDAQ has resulted in many new ways for us to introduce Hampton Roads Bankshares and our achievements to new investors.

Our Company has enjoyed much prosperity during its two decades of operations and it has a rich history of sharing its success with its shareholders and the community in general.

In consideration of our strong financial performance in 2007 and the tax-advantaged status of dividend payments, our Board of Directors increased the cash dividend 10% to an annualized rate of $0.44 per share. Since 1992, our Company has paid dividends to shareholders totaling $26,912,035 or 53% of our total net income for that period.

In 2007, our 11th Annual Charitable Golf Classic raised a record-breaking $170,000 for local charities, non-profit organizations and worthwhile causes. Since the tournament’s inception, the Bank has raised nearly $900,000 for the community. Every year, we match the proceeds from the golf tournament dollar for dollar and use that money to help as many different charities as we can. Recipients include local colleges and universities, CHKD, St. Jude Children’s Research Hospital, CHIP of Virginia, Cerebral Palsy of Virginia, Norfolk Botanical Garden and the Virginia Aquarium.

Bank of Hampton Roads also developed a very special partnership with the Foodbank of Southeastern Virginia in 2007. If you’ve visited our Deep Creek, Great Bridge or Great Neck Offices lately, you may have noticed some rather unusual looking employees – Cash Cows that stand about six feet tall. Our Cash Cows are coin counters similar to the machines you see in grocery stores where you can take in your loose coins, dump them in, and get bills in exchange for your coin. Our Cash Cows charge $0.05 for every $1.00 of change they count. All of the proceeds from the machines are donated to the Foodbank’s Kids Café, which can feed four children with every $1.00 that we contribute.

2	H A M P T O N R O A D S B A N K S H A R E S , I N C .

We were so humbled and proud of all that the Foodbank does for our community that we couldn’t help but want to do more for the organization. We recently started selling special edition Bank of Hampton Roads piggy banks to benefit the Foodbank’s Kids Café and couldn’t be more pleased with the results of this fundraiser. In less than a month, our kind-hearted customers purchased nearly $3,000 worth of the piggy banks at a cost of just $5.00 each. Local television station WTKR gave the Bank airtime during a recent evening newscast to present the first of what we hope is many more donations. Our donation of $3,000 enabled the Foodbank to provide 12,000 meals for people in our area who may have otherwise gone hungry.

2008 is likely going to be one of the busiest, most challenging and, by far, one of the most exciting years in the history of our company. Pending shareholder and regulatory approval, Shore Financial Corporation, the parent company of Shore Bank, will merge into Hampton Roads Bankshares. Shore Bank has an excellent reputation, a similar performance-driven culture, and operating strengths that are highly complimentary to ours. Shore Bank serves the Eastern Shore of Maryland and Virginia through eight full-service banking facilities and twenty-two ATMs. Through its affiliates, Shore also offers title insurance and investment products. As of December 31, 2007, Shore Financial Corporation had total assets of $267 million, total deposits of $197 million, total loans of $222 million, and total stockholders’ equity of $28 million. We believe that both of our organizations share a vision to grow and be the market leader without compromising profitability. By joining together, our two banks can execute a strategy through the Delmarva Peninsula which will result in a vibrant and visible bank franchise that serves both the divergent needs of our customers and provides rewarding opportunities for our employees. Most importantly and what always motivates our decision making, we believe that you, our shareholders, will enjoy the enhanced value and related benefits of our mutual vision.

I would be remiss if I did not take a moment to thank our people for all of the hard work and effort they put forth to ensure that our twentieth anniversary year was our best yet. Our staff is professional, knowledgeable and friendly and I could not ask for a better group of people working on behalf of our organization. As a testament to how we value our people, of the original ten Bank employees, myself included, four remain with the Bank and three have retired from the Bank. I would be surprised if such loyalty is not unique in community banking today. The Bank also enjoys the benefit of stable and talented executive management and I would expect that Shore Bank’s senior management will do nothing less than add depth and perspective to our Company as a whole. I feel the same way about our Board and thank them for their leadership and their confidence in our future potential. Again, Shore Bank’s Board members will only add to the value of our Company and I look forward to working with them in the future.

I will go on record stating that 2008 will be one of the most challenging years that we have ever faced. The 75 basis point cut in the federal funds rate on January 22, 2008 was the most the Federal Reserve had cut rates in a single action since 1991. Eight days later, the rate dropped another 50 basis points and is predicted to continue to decline, at least for the short-term. These actions have already affected our margins and further rate cuts will only add to our challenges in 2008. Rest assured that our management team will work diligently to protect our earnings.

One of the best measures of our ability to perform under any economic circumstances is to look at a chronicle of our past year-end net interest margins. For the last ten years, our net interest margin has consistently been at least 50 basis points higher than that reported by our FFIEC peer group.

N E T    I N T E R E S T    M A R G I N

	Hampton Roads Bankshares	FFIEC Peer Group Average

1998	5.75%	4.46%
1999	5.49%	4.48%
2000	5.75%	4.53%
2001	5.24%	4.29%
2002	4.83%	4.31%
2003	4.65%	4.12%
2004	4.71%	4.11%
2005	5.26%	4.19%
2006	5.20%	4.21%
2007	4.95%	4.02%

You can help us overcome the challenges we will face this year by always giving us the opportunity to meet your banking needs as well as referring your friends and business associates to us. The prime rate is at its lowest level in two years making it an attractive time to borrow. Bank of Hampton Roads is also implementing remote deposit capture, a new state-of-the-art product designed for commercial customers who would like to virtually eliminate their trips to the bank. Remote deposit capture uses a desktop scanner that connects to your PC and the Internet. With it, businesses can scan their customers’ checks and transmit their deposits electronically to us, anytime day or night.

Again, I express my thanks to our Board of Directors, Regional Board Members, employees, shareholders and customers for the contributions each of you has made to our extraordinary success over the last twenty years. We look forward to serving you with innovative products, delivered with exceptional service for many more years to come.

Very truly yours,

Jack W. Gibson

President & Chief Executive Officer

2 0 0 7 A N N U A L R E P O R T	3

SELECTED FINANCIAL DATA

Years Ended December 31,

The financial information presented below for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2003, 2004, 2005 and 2006 have been audited by KPMG LLP, our former independent auditors. Our consolidated financial statements as of and for the year ended December 31, 2007 have been audited by Yount, Hyde & Barbour, P.C., our current independent auditors. This information is only a summary and should be read together with our consolidated historical financial statements and management’s discussion and analysis appearing elsewhere in this annual report.

(Dollars in thousands except per share data)	2007	2006	2005	2004	2003
Operating Results:
Interest income	$38,203	$30,021	$24,558	$18,068	$17,469
Interest expense	14,016	9,123	5,869	3,911	4,417
Net interest income	24,187	20,898	18,689	14,157	13,052
Provision for loan losses	1,232	180	486	926	370
Noninterest income	3,440	3,398	3,214	3,791	3,410
Noninterest expense	15,994	14,946	13,040	10,794	9,983
Income taxes	3,590	3,134	2,870	2,140	2,086
Income before cumulative effect of change in accounting principle	6,811	6,036	5,507	4,088	4,023
Cumulative effect of change in accounting principle, net	—	—	—	46	—
Net income	$6,811	$6,036	$5,507	$4,134	$4,023

Per Share Data:
Basic earnings after change in accounting principle	$0.67	$0.66	$0.68	$0.52	$0.52
Diluted earnings after change in accounting principle	0.65	0.65	0.66	0.50	0.50
Book value	7.14	6.84	5.96	5.41	5.22
Basic weighted average shares outstanding	10,228,638	9,092,980	8,137,244	7,973,844	7,805,231
Diluted weighted average shares outstanding	10,431,554	9,275,788	8,407,821	8,236,169	7,994,251
Shares outstanding at year-end	10,314,899	10,251,336	8,242,822	8,059,528	7,908,708

Year-End Balances:
Assets	$563,828	$476,299	$409,517	$344,969	$316,473
Overnight funds sold	183	9,524	18,294	7,294	10,038
Loans	477,149	375,044	285,330	275,190	210,775
Investment securities	47,081	59,545	73,826	38,995	72,046
Deposits	431,457	363,261	327,447	275,115	257,433
Shareholders’ equity	73,660	70,163	49,131	43,626	41,314

Average Balances:
Assets	$519,175	$432,716	$382,821	$324,485	$301,073
Overnight funds sold	691	4,558	7,132	6,509	10,179
Loans	428,874	325,506	287,979	236,082	207,853
Investment securities	53,946	67,130	52,706	57,455	61,705
Deposits	389,055	333,242	302,167	260,110	243,177
Shareholders’ equity	71,545	57,640	44,855	41,960	39,311
Ratios:
Return on average assets	1.31%	1.39%	1.44%	1.27%	1.34%
Return on average equity	9.52	10.47	12.28	9.85	10.23
Average equity to average assets	13.78	13.32	11.72	12.93	13.06
Allowance for loan losses to year-end loans	1.06	1.04	1.26	1.12	1.40
Net interest margin	4.95	5.20	5.26	4.71	4.65
Dividend payout ratio	64.18	75.76	52.94	63.46	80.77
Efficiency ratio	57.89	61.52	59.54	60.14	60.64

4	H A M P T O N R O A D S B A N K S H A R E S , I N C .

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Introduction

Hampton Roads Bankshares, Inc. (the “Company”) is headquartered in Norfolk, Virginia and conducts its primary operations through its wholly owned subsidiary, Bank of Hampton Roads (the “Bank”). Unless the context otherwise requires, the term the “Company” is also used to refer to Hampton Roads Bankshares, Inc. and its consolidated subsidiaries on a combined basis. The Company is a financial services holding company with $564 million in total assets providing a variety of community banking and investment services in the Southeastern portion of Virginia known as South Hampton Roads. In addition to the Bank, the Company owns Hampton Roads Investments, Inc. (“HRI”). This non-bank subsidiary provides clients with a variety of securities and insurance products.

The following commentary provides information about the major components of our results of operations and financial condition, liquidity, and capital resources. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements presented elsewhere in this Annual Report. It should also be read in conjunction with the “Caution About Forward-Looking Statements” section at the end of this discussion.

Financial Overview

The Company’s primary source of revenue is net interest income earned by the Bank. Net interest income represents interest and fees earned from lending and investment activities less the interest paid to fund these activities. In addition to net interest income, noninterest income is another important source of revenue for the Company. Noninterest income is derived primarily from service charges on deposits and fees earned from bank services. Other factors that impact net income are the provision for loan losses and noninterest expense.

Net income for 2007 increased 12.84% to $6.81 million from $6.04 million for 2006. Diluted earnings per share remained constant at $0.65 for both 2007 and 2006 due to an increased average number of shares outstanding during 2007. In the third quarter of 2006, the Company raised approximately $19 million in capital through a rights offering to existing shareholders and a public offering, resulting in the issuance of 1,849,200 new shares of common stock. Book value per share increased to $7.14 for 2007 compared to $6.84 for 2006. Net income for 2005 was $5.51 million with diluted earnings per share of $0.66 and book value per share of $5.96.

The increase in equity from the stock offerings also explains the decrease in return on average equity experienced during 2007 to 9.52% from 10.47% in 2006 and 12.28% in 2005. Return on average assets was 1.31% for 2007, 1.39% for 2006, and 1.44% for 2005. This profitability indicator was influenced by a decreasing net interest margin.

During 2007, the Company’s net interest margin declined to 4.95% from 5.20% in 2006 and 5.26% in 2005. The Federal Reserve Bank kept short term interest rates steady during the first eight months of 2007, but then began to decrease the targeted federal funds rate, first by 50 basis points in September 2007 and again by 25 basis points in each of October and December of 2007. Due to the asset sensitive nature of the Bank’s balance sheet, with assets such as variable rate loans repricing more quickly than liabilities such as certificates of deposit, a decreasing interest rate environment tends to cause a decline in net interest margin. The Company manages interest rate risk associated with assets and liabilities repricing on different bases in several ways including using floors and caps on variable interest rate loans and keeping the terms on both assets and liabilities short with most maturing or repricing within five years.

Despite the declining net interest margin, net interest income rose during 2007 to $24.19 million, a 15.74% increase over 2006. This increase in net interest income was the primary factor involved in the increase in net income for 2007 and resulted from the strong growth in loans experienced during the year.

In 2007, the Company continued to benefit from high growth rates in assets, loans, and deposits. Total assets increased to $563.83 million at year-end 2007, up 18.38% from $476.30 million at year-end 2006. The majority of this growth occurred in the loan portfolio with total loans increasing to $477.15 million at year-end 2007, up 27.22% from $375.04 million at year-end 2006. The funding for this loan growth came in the form of increased borrowings from the Federal Home Loan Bank, increased deposits, and proceeds from investment maturities. Deposits accounted for the largest portion of the funding with total deposits rising to $431.46 million at year-end 2007, up 18.77% from $363.26 million at year-end 2006.

In order to maintain its liquidity position during 2007, the Company expanded its sources of funding to include brokered and national market certificates of deposit. Competition for local market deposits has caused the pricing for local deposits to rise making brokered and national market certificates of deposit a cost efficient source of funds. The Company monitors its portfolio of brokered and national market certificates closely and has set limits on the types and amounts of funding that will be obtained in this manner.

The higher net interest income was offset partially by an increase in the provision for loan losses. The provision increased to $1.23 million in 2007 compared to $180 thousand in 2006 and $486 thousand in 2005. The increase in the loan loss provision

2 0 0 7 A N N U A L R E P O R T	5

reflected the growth in the loan portfolio during 2007 as well as the nature of the economic environment. As seen by the Company’s asset quality ratios, the loan portfolio quality remains high. Nonperforming assets to total assets were 0.47% at year-end 2007 compared to 0.34% at year-end 2006. Allowance for loan losses to nonperforming assets was 190.67% at year-end 2007 compared to 239.94% at year-end 2006.

Results of Operations

Net Interest Income

Net interest income is the difference between interest income and interest expense and represents the gross profit margin. The following influences may significantly impact net interest income and net interest margin:

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

2007 Compared to 2006

Net interest income increased 15.74% in 2007 to $24.19 million, or $3.29 million over the 2006 total. The increase in net interest income during 2007 was attained by strong increases in the average balance of interest earning assets, most notably in average loans. Interest rates also were a factor in net interest income and the net interest margin in 2007. The average yield on interest earning assets increased from 7.47% in 2006 to 7.82% in 2007 and the average rate paid on interest bearing liabilities increased from 3.37% in 2006 to 4.11% in 2007. These changes in average yield and rate produced a net interest spread which compressed from 4.10% in 2006 to 3.71% in 2007.

Net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of effectiveness in generating income from earning assets. The Company’s net interest margin was 4.95% in 2007, as compared to 5.20% in 2006 and 5.26% in 2005. The net interest margin decreased in 2007 as a result of a declining rate environment. Based on economic forecasts and initial interest rate movements in 2008, the declining trend in interest rates is likely to continue, in which case further compression of the net interest margin can be expected.

Interest income from loans, including loan fees, rose to $35.60 million for the year 2007, an increase of $8.78 million over 2006. During 2007, average loans increased $103.37 million, or 31.76%, while the average interest yield increased 6 basis points. New loan production was strong throughout 2007. At December 31, 2007, approximately 54.43% of the loan portfolio consisted of variable rate loans, compared with 49.73% and 49.88% at December 31, 2006 and 2005, respectively.

Interest income from investment securities decreased $405 thousand from 2006 to 2007. This decrease is related to a decrease in average investment securities of $13.18 million partially offset by an increase in the average interest yield of 24 basis points. As investments matured during 2007, the proceeds were used to fund loan growth.

A shift in the mix of funding sources was a factor in the Company’s net interest margin in 2007. Average noninterest bearing demand deposits made up only 25.53% of the average deposit portfolio in 2007 compared to 29.97% in 2006 and 32.98% in 2005. Time deposits, a higher cost funding source, made up 43.41% of the average deposit portfolio in 2007 compared to 35.09% in 2006 and 32.37% in 2005. Savings deposits, including the premium savings account product, made up 20.56% of the average deposit portfolio in 2007 compared to 21.10% in 2006 and 17.35% in 2005. The Company also increased rates on deposit accounts in order to attract deposits to fund loan growth. Interest expense on deposits increased $4.03 million from 2006 to 2007 as average interest bearing deposits increased $56.38 million or 24.06% and the average rate paid on interest bearing deposits increased 75 basis points. Interest on other borrowings increased $865 thousand from 2006 to 2007 resulting from an increase in average other borrowings of $14.37 million and a 56 basis point increase in the average rate paid on other borrowings.

2006 Compared to 2005

Net interest income in 2006 increased $2.21 million, or 11.82%, over the 2005 amount. The increase in net interest income during 2006 was attributable to growth in average interest earning assets and higher rates on those assets netted against higher rates paid on interest bearing liabilities. The average yield on interest earning assets increased from 6.92% in 2005 to 7.47% in 2006 and the average rate paid on interest bearing liabilities increased from 2.51% in 2005 to 3.37% in 2006. These changes in average yield and rate produced a net interest spread which compressed from 4.41% in 2005 to 4.10% in 2006.

Interest income from loans, including loan fees, increased $4.49 million to $26.83 million in 2006 over the 2005 amount due to an increase of 48 basis points in the average interest yield and an increase of $37.53 million in the average loan balance. Interest income on investment securities increased $1.00 million from 2005 to 2006. This increase was caused by an increase in the average yield on investment securities of 79 basis points, along with an increase in average investment securities of $14.42 million. Interest expense increased $3.25 million from 2005 to 2006 due to a $36.88 million increase in average interest bearing liabilities and an 86 basis point increase in the average rate paid on interest bearing liabilities.

6	H A M P T O N R O A D S B A N K S H A R E S , I N C .

Table 1: Average Balance Sheet and Net Interest Margin Analysis

(In thousands)	Average Balance	2007 Interest Income/ Expense	Average Yield/ Rate	Average Balance	2006 Interest Income/ Expense	Average Yield/ Rate	Average Balance	2005 Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest earning assets
Loans	$428,874	$35,604	8.30%	$325,506	$26,827	8.24%	$287,979	$22,342	7.76%
Investment securities	53,946	2,316	4.29	67,130	2,721	4.05	52,706	1,720	3.26
Interest-bearing deposits in other banks	4,870	248	5.09	4,761	244	5.12	7,184	246	3.42
Overnight funds sold	691	35	5.07	4,558	229	5.02	7,132	250	3.51
Total interest earning assets	488,381	38,203	7.82	401,955	30,021	7.47	355,001	24,558	6.92
Noninterest earning assets
Cash and due from banks	15,907			16,194			15,801
Premises and equipment	11,961			11,808			10,432
Other assets	7,354			6,527			4,986
Less: Allowance for loan losses	(4,428)			(3,768)			(3,399)
Total assets	$519,175			$432,716			$382,821

Liabilities and Shareholders’ Equity:
Interest bearing liabilities
Interest bearing demand	$40,863	$678	1.66%	$46,132	$522	1.13%	$52,268	$319	0.61%
Savings deposits	79,994	2,866	3.58	70,315	2,180	3.10	52,415	1,156	2.21
Time deposits	168,886	8,113	4.80	116,918	4,927	4.21	97,823	3,391	3.47
Other borrowings	51,336	2,359	4.60	36,968	1,494	4.04	30,944	1,003	3.24
Total interest bearing liabilities	341,079	14,016	4.11	270,333	9,123	3.37	233,450	5,869	2.51
Noninterest bearing liabilities
Demand deposits	99,312			99,877			99,661
Other liabilities	7,239			4,866			4,855
Shareholders’ equity	71,545			57,640			44,855
Total liabilities and shareholders’ equity	$519,175			$432,716			$382,821
Net interest income		$24,187			$20,898			$18,689
Net interest spread			3.71%			4.10%			4.41%
Net interest margin			4.95%			5.20%			5.26%

Note: Interest income from loans included fees of $1,414,086 in 2007, $1,359,262 in 2006, and $2,408,180 in 2005. Nonaccrual loans are not material and are included in loans above.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

	2007 Compared to 2006			2006 Compared to 2005			2005 Compared to 2004
	Interest			Interest			Interest
	Income/	Variance		Income/	Variance		Income/	Variance
	Expense	Attributable to		Expense	Attributable to		Expense	Attributable to
(In thousands)	Variance	Rate	Volume	Variance	Rate	Volume	Variance	Rate	Volume
Interest Earning Assets:
Loans	$8,777	$197	$8,580	$4,485	$1,451	$3,034	$5,967	$2,090	$3,877
Investment securities	(405)	175	(580)	1,001	470	531	104	215	(111)
Interest-bearing deposits in other banks	4	(2)	6	(2)	4	(6)	241	36	205
Overnight funds sold	(194)	4	(198)	(21)	102	(123)	178	171	7
Total interest earning assets	$8,182	$374	$7,808	$5,463	$2,027	$3,436	$6,490	$2,512	$3,978

Interest Bearing Liabilities:
Deposits	$4,028	$1,967	$2,061	$2,763	$1,708	$1,055	$1,516	$957	$559
Other borrowings	865	226	639	491	275	216	441	49	392
Total interest bearing liabilities	4,893	2,193	2,700	3,254	1,983	1,271	1,957	1,006	951
Net interest income	$3,289	$(1,819)	$5,108	$2,209	$44	$2,165	$4,533	$1,506	$3,027

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of the change in each.

2 0 0 7 A N N U A L R E P O R T	7

Noninterest Income

2007 Compared to 2006

As shown in Table 3, the Company reported an increase in total noninterest income of $42 thousand, or 1.24%, in 2007 over 2006. Noninterest income comprised 8.26% of total revenue in 2007, 10.17% in 2006 and 11.57% in 2005.

Service charges on deposit accounts, the Company’s primary source of noninterest income, increased 6.51% from 2006 to 2007. This increase was due to an increase in non sufficient funds (“NSF”) fees and service charges on commercial checking accounts.

Other service charges and fees decreased $80 thousand or 5.25% from 2006 to 2007 due primarily to equity method losses on the Company’s investment in a financial services equity fund and decreases in the commission income earned by the Company’s investment services subsidiary, HRI.

2006 Compared to 2005

Noninterest income increased $184 thousand or 5.72% from 2005 to 2006. From 2005 to 2006, service charges on deposit accounts decreased 3.65% due to a decline in NSF fees and stop payment fees. Other bank service charges and fees increased $255 thousand, or 20.09%, from 2005 to 2006 due primarily to an increase in commission income earned by the Company’s investment services subsidiary, HRI.

Table 3: Noninterest Income

December 31,				2007 Compared to 2006		2006 Compared to 2005
(In thousands)	2007	2006	2005	Amount	%	Amount	%
Service charges on deposit accounts	$1,996	$1,874	$1,945	$122	6.51%	$(71)	(3.65)%
Other service charges and fees	1,444	1,524	1,269	(80)	(5.25)	255	20.09
Total noninterest income	$3,440	$3,398	$3,214	$42	1.24%	$184	5.72%

Noninterest Expense

2007 Compared to 2006

Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. The efficiency ratio, calculated by dividing noninterest expense by the sum of net interest income and noninterest income, improved to 57.89% in 2007 compared to 61.52% in 2006 and 59.54% in 2005. As shown in Table 4, total noninterest expense increased $1.05 million, or 7.01%, for the year ended December 31, 2007 to $15.99 million, compared to $14.95 million in 2006.

Table 4: Noninterest Expense

December 31,				2007 Compared to 2006		2006 Compared to 2005
(In thousands)	2007	2006	2005	Amount	%	Amount	%
Salaries and employee benefits	$9,954	$9,106	$7,962	$848	9.31%	$1,144	14.37%
Occupancy	1,668	1,677	1,109	(9)	(0.54)	568	51.22
Data processing	612	598	560	14	2.34	38	6.79
Directors’ and regional board fees	307	284	313	23	8.10	(29)	(9.27)
Bank franchise tax	464	280	251	184	65.71	29	11.55
Equipment	343	304	205	39	12.83	99	48.29
Professional fees	279	367	380	(88)	(23.98)	(13)	(3.42)
Telephone and postage	305	294	282	11	3.74	12	4.26
ATM and VISA Check Card expense	500	423	467	77	18.20	(44)	(9.42)
Advertising and marketing	326	481	304	(155)	(32.22)	177	58.22
Other	1,236	1,132	1,207	104	9.19	(75)	(6.21)
Total noninterest expense	$15,994	$14,946	$13,040	$1,048	7.01%	$1,906	14.62%

Salaries and employee benefits accounted for the largest portion of noninterest expense during each of the years in the three-year period ended December 31, 2007. During 2007, salaries and benefits were $9.95 million, an increase of $848 thousand over 2006. This increase was driven by annual incentive increases and an increase in the number of full-time equivalent employees, including one executive officer.

8	H A M P T O N R O A D S B A N K S H A R E S , I N C .

Occupancy expense decreased $9 thousand for the year ended December 31, 2007 to $1.67 million. This decrease was primarily due to a decrease in building maintenance expense netted against an increase in rent expense.

Data processing expense increased $14 thousand, or 2.34%, to $612 thousand from 2006 to 2007. This increase is due to costs associated with improvements made to the online banking product and implementation of deposit capture in the branches.

All other expenses combined to cause an increase of $195 thousand from 2006 to 2007. The largest change occurred in the bank franchise tax category which increased $184 thousand from 2006 to 2007 as a result of higher Bank equity after the rights and public offerings in 2006.

2006 Compared to 2005

From 2005 to 2006, the increase in noninterest expense was $1.91 million, or 14.62%. Salaries and employee benefits accounted for $1.14 million of that increase due to annual incentive increases, an increase in the number of full time equivalent employees, and increases in certain employee benefit costs designed to reward employees for generating new business. From 2005 to 2006, occupancy expense increased $568 thousand due to the addition of the Great Bridge branch on January 31, 2005 and the Dominion Tower branch on August 16, 2005 as well as moving the Company’s headquarters to downtown Norfolk in November 2005. From 2005 to 2006, data processing expense increased $38 thousand related to the cost of upgrading branch networking equipment including the purchase of new network servers and computer equipment. In 2006, other expenses combined to cause an increase of $155 thousand over the amount recorded in 2005. The largest of these increases occurred in the advertising and marketing category which was $177 thousand higher in 2006 over 2005 due to a television campaign running from December 2005 through May 2006.

Provision for Income Taxes

Income tax expense for 2007, 2006, and 2005 was $3.59 million, $3.13 million, and $2.87 million, respectively. The Company’s effective tax rate for the years ended December 31, 2007, 2006, and 2005 was 34.52%, 34.18%, and 34.26%, respectively, and differed from the statutory rate of 34.18% on 2007 and 34.00% in 2006 and 2005 due primarily to nondeductible expenses.

Financial Condition

Loans

As a community bank, the Company has a primary objective of meeting the business and consumer credit needs within its market where standards of profitability, client relationships and credit quality can be met. As shown in Table 5, the overall loan portfolio grew $102.11 million, or 27.22%, from year-end 2006 to year-end 2007.

Table 5: Loans by Classification

December 31,	2007		2006		2005		2004		2003
(In thousands)	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial	$109,783	23.01%	$72,133	19.23%	$60,972	21.37%	$58,501	21.26%	$59,334	28.15%
Construction	165,469	34.68	116,812	31.15	85,205	29.86	73,508	26.71	44,465	21.10
Real estate -commercial mortgage	151,601	31.77	140,260	37.40	104,313	36.56	108,314	39.36	74,865	35.52
Real estate -residential mortgage	38,523	8.07	25,523	6.81	20,011	7.01	17,900	6.50	15,595	7.40
Installment loans to individuals	11,976	2.51	20,599	5.49	15,107	5.30	17,251	6.27	16,493	7.82
Deferred loan fees and related costs	(203)	(0.04)	(283)	(0.08)	(278)	(0.10)	(284)	(0.10)	23	0.01
Total loans	$477,149	100.00%	$375,044	100.00%	$285,330	100.00%	$275,190	100.00%	$210,775	100.00%

Commercial loans are loans to businesses which typically are not collateralized by real estate. Generally the purpose of commercial loans is for the financing of accounts receivable, inventory, or the purchase of equipment and machinery. The commercial loan portfolio increased $37.65 million from the 2006 year-end balance of $72.13 million to the 2007 year-end balance of $109.78 million. The commercial loan category grew 18.31% from year-end 2005 to year-end 2006.

Construction loans increased $48.66 million from the year-end 2006 balance of $116.81 million to the year-end 2007 balance of $165.47 million. Construction and development loans are made to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties and commercial projects, as well as the development of residential neighborhoods and commercial office parks. The Company has been, and continues to be, a leader in Hampton Roads in the construction and development market. The Company’s success is partially attributable to the years of experience held by senior management and the construction and development lending team at the Company. The construction loan category grew 37.10% from year-end 2005 to year-end 2006.

2 0 0 7 A N N U A L R E P O R T	9

The Company makes real estate-commercial mortgage loans for the purchase and re-financing of owner occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities and other non-residential types of properties. The real estate-commercial mortgage loan portfolio increased $11.34 million from the 2006 year-end balance of $140.26 million to the 2007 year-end balance of $151.60 million. The real estate-commercial mortgage loan category increased 34.46% from year-end 2005 to year-end 2006.

The real estate-residential mortgage portfolio includes first and second mortgage loans, home equity lines of credit and other term loans secured by first and second mortgages. First mortgage loans are generally for the purchase of permanent residences, second homes or residential investment property. Second mortgages and home equity loans are generally for personal, family and household purposes such as home improvements, major purchases, education and other personal needs. The Company refers a substantial portion of its residential real estate business to its affiliate, THF. The Company owns 19% of THF and accounts for its ownership using the equity method. Through its affiliation with THF, the Company is able to provide its customers with enhanced mortgage products. The real estate-residential mortgage loan portfolio increased $13.00 million from the 2006 year-end balance of $25.52 million to the 2007 year-end balance of $38.52 million. The real estate-residential mortgage loan category increased 27.54% from year-end 2005 to year-end 2006.

Installment loans to individuals are made on a regular basis for personal, family, and general household purposes. More specifically, the Company makes automobile loans, home improvement loans, loans for vacations, and debt consolidation loans with the majority of the portfolio made up of automobile loans. Due to low interest rates offered by auto dealership financial programs, this segment of our loan portfolio has remained a small portion of the overall loan portfolio. The installment loan portfolio decreased $8.62 million from the 2006 year-end balance of $20.60 million to the 2007 year-end balance of $11.98 million. The installment loan category increased 36.35% from year-end 2005 to year-end 2006.

The Company’s specialization in construction and development lending has resulted in a loan concentration, defined as 10.00% of the total loan portfolio, in loans to real estate developers. As of year-end 2007, the Company had $165.47 million, or 34.68% of total loans, in loans outstanding to finance construction and development. These loans are collateralized by the underlying real estate. No other loan concentrations existed as of December 31, 2007.

Loan growth will continue to be one of the Company’s primary goals for 2008 and beyond. The long-range objective for growth in the loan portfolio will be achieved through continued community involvement, relationships with existing customers, enhancement of the Company’s image as a community asset, and management’s strengthened efforts to offer competitively-priced products, while offering high quality, personalized service. Furthermore, to balance the emphasis on loan growth, prudent business practices and internal guidelines and underwriting standards will continue to be followed in making lending decisions in order to manage exposure to loan losses.

Table 6 sets forth the maturity periods of the Company’s loan portfolio as of December 31, 2007. Demand loans are reported as due within one year. Loans are included in the period in which they contractually mature. Since the majority of the Company’s loan portfolio is short-term, and 54.43% of the loan portfolio as of December 31, 2007 had adjustable or floating rates, the Company can re-price its portfolio frequently to adjust the portfolio to current market rates.

Table 6: Loan Maturities Schedule

December 31, 2007
(In thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$34,531	$149,660	$42,679	$14,244	$2,758	$243,872
1 to 5 years	3,284	1,128	—	10,689	746	15,847
After 5 years	—	—	—	—	126	126
Total variable rate	$37,815	$150,788	$42,679	$24,933	$3,630	$259,845

Fixed Rate:
Within 1 year	$9,232	$11,704	$20,927	$2,138	$3,731	$47,732
1 to 5 years	61,019	2,977	87,977	11,435	4,577	167,985
After 5 years	1,717	—	18	17	38	1,790
Total fixed rate	$71,968	$14,681	$108,922	$13,590	$8,346	$217,507
Total maturities	$109,783	$165,469	$151,601	$38,523	$11,976	$477,352

10	H A M P T O N R O A D S B A N K S H A R E S , I N C .

Non-Performing Assets

Total non-performing assets were $2.64 million, or 0.47% of total assets at year-end 2007, as compared to $1.63 million, or 0.34% of total assets at year-end 2006 and $1.82 million, or 0.44% of total assets at year-end 2005. Management classifies non-performing assets as those loans in nonaccrual status, those loans on which payment has been delinquent 90 days or more, but are still accruing interest, and real estate acquired in settlement of loans. Management closely reviews the composition of non-performing assets and related collateral values.

Loans categorized as 90 days or more past due were $852 thousand at December 31, 2007. The Company did not have any loans categorized as 90 days or more past due at December 31, 2006, but did have $30 thousand at December 31, 2005.

Nonaccrual loans were $1.79 million at December 31, 2007 compared to $1.63 million and $1.79 million at December 31, 2006 and 2005, respectively. Nonaccrual loans at year-end 2007 consisted of one commercial loan and one construction loan. The commercial loan is being treated as an impaired loan and, accordingly, the balance has been written down to the present value of expected future payments. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful. Had income on nonaccrual loans been recorded under original terms, $164,006, $153,128, and $136,878 of additional interest income would have been recorded in 2007, 2006 and 2005, respectively. There were no interest payments recorded in 2007 as interest income for nonaccrual loans.

The Company did not have any real estate acquired in settlement of loans at December 31, 2007, 2006 or 2005.

Allowance for Loan Losses and Provision for Loan Losses

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

After considering these factors, the allowance for loan losses was $5.04 million, or 1.06% of outstanding loans at year-end 2007. This compares to an allowance of $3.91 million, or 1.04% of total loans and $3.60 million, or 1.26% of total loans at year-end 2006 and 2005, respectively, as seen in Table 7. At present, management believes that the allowance for loan losses is adequate. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available at the time of their examinations.

The Company’s provision for loan losses in 2007 was $1.23 million compared to $180 thousand in 2006 and $486 thousand in 2005. The increased provision for loan losses during 2007 was attributable to the growth in the loan portfolio and the current economic environment. Additionally, during 2006, recoveries on loans exceeded charge-offs, which resulted in a lower provision for loan losses that year.

2 0 0 7 A N N U A L R E P O R T	11

Table 7: Allowance for Loan Losses Analysis

December 31,
(In thousands)	2007	2006	2005	2004	2003
Allowance for Loan Losses:
Balance at beginning of year	$3,911	$3,597	$3,071	$2,948	$2,843
Charge-offs:
Commercial	—	—	(24)	(845)	(142)
Construction	(91)	—	—	—	—
Real estate - commercial mortgage	—	—	—	—	—
Real estate - residential mortgage	—	—	—	—	—
Installment loans to individuals	(18)	(59)	(75)	(95)	(157)
Total charge-offs	(109)	(59)	(99)	(940)	(299)
Recoveries:
Commercial	—	166	119	110	16
Construction	—	—	—	—	—
Real estate - commercial mortgage	—	—	—	—	—
Real estate - residential mortgage	—	—	—	—	—
Installment loans to individuals	9	27	20	27	18
Total recoveries	9	193	139	137	34
Net (charge-offs) recoveries	(100)	134	40	(803)	(265)
Provision for loan losses	1,232	180	486	926	370
Balance at end of year	$5,043	$3,911	$3,597	$3,071	$2,948
Allowance for loan losses to year-end loans	1.06%	1.04%	1.26%	1.12%	1.40%
Ratio of net (charge-offs) recoveries to average loans	(0.02)%	0.04%	0.01%	(0.34)%	(0.13)%

The Company has allocated the allowance for loan losses to the categories as shown in Table 8. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loan.

Table 8: Allocation of Allowance for Loan Losses

December 31,
(In thousands)	2007	2006	2005	2004	2003
Commercial	$1,447	$1,058	$1,068	$1,040	$1,003
Construction	1,522	993	767	588	358
Real estate - commercial mortgage	1,395	1,192	978	961	734
Real estate - residential mortgage	264	160	130	118	174
Installment loans to individuals	166	290	307	310	364
Unallocated	249	218	347	54	315
Total allowance for loan losses	$5,043	$3,911	$3,597	$3,071	$2,948

Investment Securities and Overnight Funds Sold

The Company’s investment portfolio primarily consists of available-for-sale U.S. Agency securities. At year-end 2007, the estimated market value of available-for-sale investment securities held by the Company was $42.38 million, down 23.74% from $55.57 million at year-end 2006. This decrease was the result of the maturity of investment securities with proceeds of $15.17 million, netted against the purchase of investment securities with a cost of $1.24 million, the change in unrealized gains and losses, and unamortized premiums/unaccreted discounts on the remaining securities. As securities matured during 2007, the proceeds were used to fund loan growth to the extent that they were not replaced to fulfill pledging requirements. At year-end 2006, investment securities available-for-sale decreased 21.86% to $55.57 million from $71.11 million at year-end 2005. This decrease was the result of the maturity of investment securities with proceeds of $18.13 million, netted against the purchase of investment securities with a cost of $2.31 million, the change in unrealized gains and losses, and unamortized premiums/unaccreted discounts on the remaining securities.

12	H A M P T O N R O A D S B A N K S H A R E S , I N C .

Table 9 displays the contractual maturities and weighted average yields from investment securities at year-end 2007. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 9: Investment Maturities and Yields

December 31, 2007	Amortized Cost	Market Value	Average Yield
(In thousands)
Maturities:
U.S. Agency securities:
Within 1 year	$15,013	$14,994	3.92%
After 1 year, but within 5 years	25,931	26,279	4.41
Total U.S. Agency securities	40,944	41,273	4.23
State and Municipal securities
After 5 years, but within 10 years	244	250	5.34
Mortgage-backed securities	642	641	4.74
Equity securities	472	213	—
Total investment securities available-for-sale	$42,302	$42,377	4.25%

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

Overnight funds sold are temporary investments used for daily cash management purposes, as well as management of short-term interest rate opportunities and interest rate risk, and as a result, daily balances vary. As of year-end 2007, overnight funds sold were $183 thousand compared to $9.52 million as of year-end 2006. This decrease was caused by the loan growth experienced during 2007. Overnight funds are comprised of federal funds sold and high quality money market instruments consisting of short-term debt securities that are U.S. Government issued or guaranteed.

Deposits

Deposits are the most significant source of the Company’s funds for use in lending and general business purposes. The Company’s balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. In 2007, average deposits increased $55.81 million, or 16.75%, to a new high of $389.06 million. This increase was a continuation of the growth experienced in 2006 of $31.08 million, or 10.28%, to $333.24 million.

See Table 10 for a comparison of year-end deposits by classification for the previous three years. Total deposits at December 31, 2007 increased $68.20 million, or 18.77%, to $431.46 million as compared to year-end 2006 total deposits of $363.26 million. Year-end 2006 total deposits grew $35.81 million from the year-end 2005 total deposits of $327.45 million, an increase of 10.94%.

In 2007 the Company experienced a shift in the classification of deposits resulting from the strong competition for deposit accounts within the local market. Noninterest bearing demand deposits increased $2.99 million to $100.55 million while interest bearing demand deposits decreased $2.19 million to $40.30 million. Savings accounts increased $8.26 million to $82.09 million with a large portion of the increase coming from the premium savings accounts, a high interest rate bearing savings account with some characteristics of a money market account. The increase in total deposits was heavily concentrated in rate sensitive certificates of deposits. Time deposits with balances less than $100,000 increased $38.08 million, or 49.61%, during 2007 over the 2006 balance of $76.76 million. Time deposits with balances of $100,000 or more increased $21.05 million, or 28.98%, during 2007 over the 2006 balance of $72.63 million. The increase in total time deposits was the result of efforts by the Company to remain competitive by increasing rates offered on time deposits within its local market. During 2007, the Company also tapped into the national certificate of deposit market by posting certificate of deposit rates on a rate board viewed on-line by registered depositors nation-wide. The Company can control the type and amount of deposits generated in this manner as well as the rates posted. Due to strong local competition for deposits, the deposits generated via the national rate board are frequently obtained at lower interest rates than local deposits of similar terms. The national rate board certificates of deposit are not brokered funds as the Company communicates directly with the depositors and does not pay a fee to a broker to obtain these funds, however, the Company does have $5 million in brokered funds as of December 31, 2007.

2 0 0 7 A N N U A L R E P O R T	13

Table 10: Deposits by Classification

December 31,	2007		2006		2005
(In thousands)	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest bearing demand	$100,553	23.30%	$97,559	26.86%	$104,930	32.05%
Interest bearing demand	40,299	9.34	42,486	11.70	47,492	14.50
Savings	82,093	19.03	73,831	20.32	79,514	24.28
Time deposits less than $ 100,000	114,833	26.62	76,757	21.13	61,117	18.67
Time deposits $ 100,000 or more	93,679	21.71	72,628	19.99	34,394	10.50
Total deposits	$431,457	100.00%	$363,261	100.00%	$327,447	100.00%

The Company will continue funding assets with deposit liability accounts and focus on core deposit growth as its primary source of liquidity and stability. Core deposits consist of noninterest bearing demand accounts, interest checking accounts, money market accounts, savings accounts and time deposits of less than $100,000. Core deposits totaled $337.78 million, or 78.29% of total deposits at year-end 2007 compared to $290.63 million, or 80.01% of total deposits at year-end 2006, and $293.05 million, or 89.50% of total deposits at year-end 2005.

Capital

Total shareholders’ equity increased $3.50 million, or 4.98%, to $73.66 million at December 31, 2007. This increase was due to current year net income, stock option exercises, dividends reinvested, change in unrealized gains and losses on securities available-for-sale and stock issued as a part of the employee benefit plans, net of dividends paid and common stock repurchased.

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

Under FRB rules, the Company and the Bank were considered “well-capitalized,” the highest category of capitalization defined by the regulators, as of December 31, 2007. For more information on the Company’s regulatory capital requirements, see Note No. 16 in the accompanying Notes to Consolidated Financial Statements. The Company continually monitors current and projected capital adequacy positions of both the Company and the Bank. Maintaining adequate capital levels is integral to providing stability to the Company, resources to achieve the Company’s growth objectives, and returns to the shareholders in the form of dividends.

During 2007, the Company repurchased 232,490 shares of its common stock in open market and privately negotiated transactions at prices ranging from $12.14 to $14.62. During 2006, the Company repurchased 380,613 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.50 to $12.18. During 2005, the Company repurchased 104,649 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.00 to $11.75.

Liquidity

Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. At December 31, 2007, cash and due from banks, overnight funds sold, interest-bearing deposits in other banks, and investment securities and loans maturing within one year were $332.18 million, or 58.92% of total assets. As a result of the Company’s management of liquid assets and the ability to generate liquidity through liability funding, management believes the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.

The Company also maintains additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with large regional and national banking institutions. These available lines total approximately $13 million, none of which were outstanding at December 31, 2007. Federal funds purchased during 2007 averaged $609 thousand compared to an average of $119 thousand during 2006.

The Bank has a credit line in the amount of $156.1 million at the FHLB. This line may be utilized for short and/or long term borrowing. The Bank has utilized the credit line for overnight funding throughout 2007 and 2006 with average balances of $1.06 million and $2.12 million, respectively, with none outstanding at year-end 2007 or 2006. Long-term FHLB borrowings were $53.00 million at year-end 2007 and $38.00 million at year-end 2006.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. For more information on the Company’s off-balance sheet arrangements, see Note No. 8 in the accompanying Notes to Consolidated Financial Statements.

14	H A M P T O N R O A D S B A N K S H A R E S , I N C .

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

Table 11 illustrates the expected effect on net interest income for the twelve months following each of the two year-ends 2007 and 2006 due to a shock in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 11: Effect on Net Interest Income

	2007		2006
December 31,	Change in Net Interest Income		Change in Net Interest Income
(in thousands)	Amount	%	Amount	%
Change in Interest Rates:
+200 basis points	$4,494	19.39%	$3,130	14.12%
+ 100 basis points	2,249	9.70	1,561	7.04
- 100 basis points	(2,230)	(9.62)	(1,567)	(7.06)
- 200 basis points	(4,333)	(18.69)	(3,141)	(14.17)

As indicated in Table 11, a decrease in interest rates would tend to reduce net interest income, while an increase would tend to enhance net interest income. Thus, the Company’s interest rate sensitivity position is asset-sensitive. In the current declining interest rate environment and absent any mitigating factors, the Company could experience a substantial reduction in net interest income. It should be noted, however, that the simulation analysis is based upon equivalent changes in interest rates for all categories of assets and liabilities. In normal operating conditions, interest rate changes rarely occur in such a uniform manner. Many factors affect the timing and magnitude of interest rate changes on financial instruments. In addition, management may deploy strategies that offset some of the impact of changes in interest rates. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis.

The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. At December 31, 2007, the Company’s one year “positive gap” (interest earning assets maturing or re-pricing within a defined period exceed interest bearing liabilities maturing or re-pricing within the same period) was approximately $67.77 million, or 12.02% of total assets. Thus, during periods of rising interest rates, this implies that the Company’s net interest income would be positively affected because the yield of the Company’s interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur. At December 31, 2006, the Company’s one year “positive gap” was $30.85 million, or 6.48% of total assets.

Table 12 sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2007 that are subject to re-pricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

2 0 0 7 A N N U A L R E P O R T	15

Table 12: Interest Rate Sensitivity

December 31, 2007 (In thousands)	1 - 90 Days	91 Days - 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total

Interest Earning Assets:
Loans	$274,741	$34,110	$81,339	$86,646	$313	$477,149
Investments	3,996	10,998	25,876	1,037	5,174	47,081
Interest-bearing deposits in other banks	5,623	—	—	—	—	5,623
Overnight funds sold	183	—	—	—	—	183
Total	$284,543	$45,108	$107,215	$87,683	$5,487	$530,036
Cumulative total	$284,543	$329,651	$436,866	$524,549	$530,036
Interest Bearing Liabilities:
Interest checking	$17,930	$—	$—	$—	$—	$17,930
Money market	22,368	—	—	—	—	22,368
Savings	82,093	—	—	—	—	82,093
Time deposits	34,447	95,039	58,554	20,472	—	208,512
FHLB borrowings	5,000	5,000	15,000	28,000	—	53,000
Total	$161,838	$100,039	$73,554	$48,472	$—	$383,903
Cumulative total	$161,838	$261,877	$335,431	$383,903	$383,903
Interest sensitivity gap	$122,705	$(54,931)	$33,661	$39,211	$5,487	$146,133
Cumulative interest sensitivity gap	$122,705	$67,774	$101,435	$140,646	$146,133
Cumulative interest sensitivity gap as a percentage of total assets	21.76%	12.02%	17.99%	24.94%	25.92%

Contractual Obligations

The Company’s contractual obligations consist of time deposits, borrowings from the FHLB, and operating lease obligations. Table 13 shows payment detail for these contractual obligations as of December 31, 2007.

Table 13: Contractual Obligations

December 31, 2007 (In thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total

Time deposits	$129,486	$58,554	$20,472	$—	$208,512
Long-term debt obligations	10,000	15,000	28,000	—	53,000
Operating lease obligations	867	1,655	1,565	2,509	6,596
Total contractual obligations	$140,342	$75,220	$50,037	$2,509	$268,108

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

Our only critical accounting policy relates to our allowance for loan losses, which reflects the estimated losses resulting from the inability of our borrowers to make required loan payments. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

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

16	H A M P T O N R O A D S B A N K S H A R E S , I N C .

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

Future Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). This Statement requires that employers measure plan assets and obligations as of the balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The other provisions of SFAS 158 were implemented by the Company as of December 31, 2006. The Company does not expect the implementation of the measurement date provisions of SFAS 158 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Company does not expect the implementation of SFAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity’s first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51 (“SFAS 160”). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force (“EITF”) issued EITF 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (“EITF 06-4”). This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion No. 12 (if the arrangement is,

2 0 0 7 A N N U A L R E P O R T	17

in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007, with early application permitted. The Company does not expect the implementation of EITF 06-4 to have a material impact on its consolidated financial statements.

In November 2006, the EITF issued Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements (“EITF 06-10”). In this Issue, a consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. The Company does not expect the implementation of EITF 06-10 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued FSP No. FAS 158-1, Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88 and No. 106 and to the Related Staff Implementation Guides (“FSP No. FAS 158-1”). This FSP provides conforming amendments to the illustrations in SFAS 87, 88, and 106 and to related staff implementation guides as a result of the issuance of SFAS 158. The conforming amendments made by this FSP are effective as of the effective dates of SFAS 158. The unaffected guidance that this FSP codifies into SFAS 87, 88, and 106 does not contain new requirements and therefore does not require a separate effective date or transition method. The Company does not expect the implementation of FSP No. FAS 158-1 to have a material impact on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the implementation of SAB 109 to have a material impact on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, Use of a Simplified Method in Developing Expected Term of Share Options (“SAB 110”). SAB 110 expresses the current view of the staff that it will accept a company’s election to use the simplified method discussed in SAB 107 for estimating the expected term of “plain vanilla” share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company does not expect the implementation of SAB 110 to have a material impact on its consolidated financial statements.

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

Caution About Forward-Looking Statements

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

18	H A M P T O N R O A D S B A N K S H A R E S , I N C .

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

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the risk factors summarized below and the more detailed discussions in the “Risk Factors” and “Business” sections in the 2007 Form 10-K. Our risks include, without limitation, the following:

•	Our dependence on key personnel;

•	The high level of competition within the banking industry;

•	Our dependence on construction and land development loans that could be negatively affected by a downturn in the real estate market;

•	We serve a limited market area, and an economic downturn in our market area could adversely affect our business;

•	The adequacy of our estimate for known and inherent losses in our loan portfolio;

•	Changes in interest rate;

•	Our ability to manage our growth;

•	Governmental and regulatory changes that may adversely affect our expenses and cost structure;

•	The threat from technology based frauds and scams;

•	If we need capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable and capital transactions may be dilutive to existing shareholders;

•	Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors;

•	Trading in our common stock has been sporadic and volume has been light so shareholders may not be able to quickly and easily sell their common stock;

•

Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock;

•	Our directors and officers have significant voting power;

•	Merger expenses have been incurred even if the Merger is not completed;

•	The Merger may distract our management from its other responsibilities;

•	The Merger might be delayed or changed by regulatory agencies; and

•	We may not be able to realize all of the anticipated benefits of the Merger.

Our forward-looking statements could be wrong in light of these and other risks, uncertainties and assumptions. The future events, developments or results described in this report could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this report and you should not expect us to do so.

2 0 0 7 A N N U A L R E P O R T	19

MANAGEMENT’S REPORT

On Internal Control Over Financial Reporting

Management of Hampton Roads Bankshares, Inc. and its subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. As of the end of the Company’s 2007 fiscal year, management, including the chief executive and chief financial officers, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2007 is effective.

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

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Yount, Hyde & Barbour, P.C., the independent registered public accounting firm who also audited the Company’s consolidated financial statements included in this Annual Report on Form 10-K. Yount, Hyde & Barbour, P.C.’s attestation report on the Company’s internal control over financial reporting appears herein.

20	H A M P T O N R O A D S B A N K S H A R E S , I N C .

REPORT OF INDEPENDENT

Registered Public Accounting Firm

Certified Public Accountants and Consultants

To the Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.

We have audited the accompanying consolidated balance sheet of Hampton Roads Bankshares, Inc. and subsidiaries (the Company) as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audit. The financial statements of the Company for the years ended December 31, 2006 and 2005 were audited by other auditors whose report, dated March 1, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the 2007 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Hampton Roads Bankshares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Winchester, Virginia

March 5, 2008

2 0 0 7 A N N U A L R E P O R T	21

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
Assets:
Cash and due from banks	$19,757,428	$17,112,616
Overnight funds sold	182,906	9,524,445
Interest-bearing deposits in other banks	5,623,271	161,490
Investment securities available-for-sale, at fair value	42,377,325	55,569,440
Federal Home Loan Bank stock	3,330,000	2,597,900
Federal Reserve Bank stock	1,374,000	1,377,350
Loans	477,149,232	375,044,161
Allowance for loan losses	(5,042,583)	(3,910,943)
Net loans	472,106,649	371,133,218
Premises and equipment, net	11,967,151	12,183,884
Interest receivable	2,431,347	2,281,945
Deferred tax asset, net	2,658,404	2,209,117
Other assets	2,019,647	2,148,063
Total assets	$563,828,128	$476,299,468
Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing demand	$100,553,404	$97,559,421
Interest bearing:
Demand	40,298,614	42,486,451
Savings	82,092,848	73,830,518
Time deposits:
Less than $ 100,000	114,832,724	76,756,540
$100,000 or more	93,679,157	72,628,399
Total deposits	431,456,747	363,261,329
Federal Home Loan Bank borrowings	53,000,000	38,000,000
Interest payable	1,636,231	1,472,889
Other liabilities	4,075,136	3,402,707
Total liabilities	490,168,114	406,136,925
Shareholders’ equity:
Preferred stock, no par value. Authorized 1,000,000 shares: none issued and outstanding	—	—
Common stock, $0.625 par value. Authorized 40,000,000 shares; issued and outstanding 10,314,899 shares in 2007 and 10,251,336 shares in 2006	6,446,812	6,407,085
Capital surplus	42,677,083	42,105,666
Retained earnings	24,486,335	22,091,191
Accumulated other comprehensive income (loss), net of tax	49,784	(441,399)
Total shareholders’ equity	73,660,014	70,162,543
Total liabilities and shareholders’ equity	$563,828,128	$476,299,468

See accompanying notes to consolidated financial statements.

22	H A M P T O N R O A D S B A N K S H A R E S , I N C .

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest Income:
Loans, including fees	$35,603,701	$26,827,215	$22,342,047
Investment securities	2,315,951	2,721,046	1,720,177
Overnight funds sold	35,312	228,712	249,507
Interest-bearing deposits in other banks	248,131	244,298	246,380
Total interest income	38,203,095	30,021,271	24,558,111
Interest Expense:
Deposits:
Demand	677,660	522,235	319,376
Savings	2,865,842	2,180,372	1,155,739
Time deposits:
Less than $ 100,000	4,061,089	2,618,461	2,169,358
$100,000 or more	4,052,193	2,308,374	1,221,610
Interest on deposits	11,656,784	7,629,442	4,866,083
Federal Home Loan Bank borrowings	2,273,736	1,377,241	992,569
Overnight funds purchased	85,173	116,602	10,235
Total interest expense	14,015,693	9,123,285	5,868,887
Net interest income	24,187,402	20,897,986	18,689,224
Provision for loan losses	1,232,000	180,000	486,000
Net interest income after provision for loan losses	22,955,402	20,717,986	18,203,224
Noninterest Income:
Service charges on deposit accounts	1,995,842	1,873,525	1,945,319
Other service charges and fees	1,444,379	1,524,354	1,269,148
Total noninterest income	3,440,221	3,397,879	3,214,467
Noninterest Expense:
Salaries and employee benefits	9,954,349	9,105,901	7,962,216
Occupancy	1,668,477	1,677,308	1,108,712
Data processing	611,523	598,276	560,298
Other	3,760,094	3,564,256	3,409,145
Total noninterest expense	15,994,443	14,945,741	13,040,371
Income before provision for income taxes	10,401,180	9,170,124	8,377,320
Provision for income taxes	3,590,567	3,134,585	2,869,991
Net Income	$6,810,613	$6,035,539	$5,507,329
Basic earnings per share	$0.67	$0.66	$0.68
Diluted earnings per share	$0.65	$0.65	$0.66
Basic weighted average shares outstanding	10,228,638	9,092,980	8,137,244
Effect of dilutive stock options and non-vested stock	202,916	182,808	270,577
Diluted weighted average shares outstanding	10,431,554	9,275,788	8,407,821

See accompanying notes to consolidated financial statements.

2 0 0 7 A N N U A L R E P O R T	23

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2007, 2006 and 2005

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2004	8,059,528	$5,037,205	$20,626,500	$18,170,928	$(209,073)	$43,625,560
Comprehensive income:
Net income	—	—	—	5,507,329	—	5,507,329
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $ 223,911	—	—	—	—	(434,650)	(434,650)
Total comprehensive income						5,072,679
Shares issued related to:
401(k) plan	8,952	5,595	81,689	—	—	87,284
Exercise of stock options	85,421	53,388	510,480	—	—	563,868
Dividend reinvestment	160,628	100,392	1,699,139	—	—	1,799,531
Non-vested stock	33,045	20,653	333,098	—	—	353,751
Payout of fractional shares	(103)	(64)	(1,075)	—	—	(1,139)
Common stock repurchased	(104,649)	(65,405)	(1,026,750)	(223)	—	(1,092,378)
Change in stock-based compensation, net	—	—	1,507,638	—	—	1,507,638
Tax benefit of stock option exercises	—	—	121,321	—	—	121,321
Cash dividends ($0.36 per share)	—	—	—	(2,907,586)	—	(2,907,586)
Balance at December 31, 2005	8,242,822	5,151,764	23,852,040	20,770,448	(643,723)	49,130,529
Comprehensive income:
Net income	—	—	—	6,035,539	—	6,035,539
Change in unrealized gain (loss) on securities available- for-sale, net of taxes of $ 104,228	—	—	—	—	202,324	202,324
Total comprehensive income						6,237,863
Shares issued related to:
401(k) plan	11,333	7,083	115,312	—	—	122,395
Regional board fees	2,332	1,457	23,843	—	—	25,300
Exercise of stock options	277,041	173,151	1,432,735	—	—	1,605,886
Dividend reinvestment	229,090	143,181	2,512,766	—	—	2,655,947
Stock-based compensation expense	20,131	12,582	167,229	—	—	179,811
Stock offering, net of issuance costs of $1,109,824	1,849,200	1,155,750	17,890,706	—	—	19,046,456
Common stock repurchased	(380,613)	(237,883)	(4,035,983)	—	—	(4,273,866)
Tax benefit of stock option exercises	—	—	147,018	—	—	147,018
Cash dividends ($0.50 per share)	—	—	—	(4,714,796)	—	(4,714,796)
Balance at December 31, 2006	10,251,336	6,407,085	42,105,666	22,091,191	(441,399)	70,162,543
Comprehensive income:
Net income	—	—	—	6,810,613	—	6,810,613
Change in unrealized gain (loss) on securities available- for-sale, net of taxes of $ 253,033	—	—	—	—	491,183	491,183
Total comprehensive income						7,301,796
Shares issued related to:
401(k) plan	11,020	6,888	130,311	—	—	137,199
Executive savings plan	11,686	7,304	138,187	—	—	145,491
Regional board fees	1,893	1,183	22,807	—	—	23,990
Exercise of stock options	93,599	58,499	648,108	—	—	706,607
Dividend reinvestment	165,991	103,744	2,145,935	—	—	2,249,679
Stock-based compensation expense	11,864	7,415	329,835	—	—	337,250
Common stock repurchased	(232,490)	(145,306)	(2,961,937)	—	—	(3,107,243)
Tax benefit of stock option exercises	—	—	118,171	—	—	118,171
Cash dividends ($0.43 per share)	—	—	—	(4,415,469)	—	(4,415,469)
Balance at December 31, 2007	10,314,899	$6,446,812	$42,677,083	$24,486,335	$49,784	$73,660,014

See accompanying notes to consolidated financial statements.

24	H A M P T O N R O A D S B A N K S H A R E S , I N C .

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Operating Activities:
Net income	$6,810,613	$6,035,539	$5,507,329
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	885,616	876,625	637,576
Provision for loan losses	1,232,000	180,000	486,000
Regional board fees	23,990	25,300	—
Stock-based compensation expense	337,250	179,811	704,300
Net amortization of premiums and accretion of discounts on investment securities	7,087	31,853	477,583
(Gain) loss on sale of premises and equipment	(11,025)	—	129,839
Deferred income tax benefit	(702,320)	(362,302)	(432,982)
Changes in:
Interest receivable	(149,402)	(520,375)	(507,896)
Other assets	128,416	(98,646)	(309,358)
Interest payable	163,342	982,707	80,283
Other liabilities	672,429	1,452,652	564,629
Net cash provided by operating activities	9,397,996	8,783,164	7,337,303
Investing Activities:
Proceeds from maturities and calls of debt securities available-for-sale	15,171,352	18,130,775	11,428,732
Purchase of debt securities available-for-sale	(1,242,108)	(1,839,057)	(47,000,000)
Purchase of equity securities available-for-sale	—	(472,500)	—
Proceeds from sales of Federal Home Loan Bank stock	1,035,000	2,227,500	112,500
Purchase of Federal Home Loan Bank stock	(1,767,100)	(2,768,300)	(502,200)
Proceeds from sales of Federal Reserve Bank stock	5,150	—	—
Purchase of Federal Reserve Bank stock	(1,800)	(722,750)	(6,250)
Net increase in total loans	(102,195,431)	(90,316,530)	(10,098,844)
Purchase of premises and equipment	(719,573)	(868,258)	(2,430,533)
Proceeds from the sale of other real estate owned	15,000	—	—
Proceeds from sales of premises and equipment	36,715	—	—
Net cash used in investing activities	(89,662,795)	(76,629,120)	(48,496,595)
Financing Activities:
Net increase in deposits	68,195,418	35,814,812	52,331,159
Proceeds from Federal Home Loan Bank borrowings	23,000,000	10,000,000	10,000,000
Repayments of Federal Home Loan Bank borrowings	(8,000,000)	(2,500,000)	(2,500,000)
Stock issuance costs	—	(1,109,824)	—
Common stock repurchased	(2,876,702)	(3,424,628)	(1,092,378)
Issuance of shares to 401(k) plan	137,199	122,395	87,284
Issuance of shares to executive savings plan	145,491	—	—
Issuance of shares in rights and public offerings	—	20,156,280	—
Proceeds from exercise of stock options	476,066	756,648	408,452
Excess tax benefit realized from stock options exercised	118,171	147,018	—
Dividends paid, net	(2,165,790)	(2,058,849)	(1,108,055)
Net cash provided by financing activities	79,029,853	57,903,852	58,126,462
Increase (decrease) in cash and cash equivalents	(1,234,946)	(9,942,104)	16,967,170
Cash and cash equivalents at beginning of year	26,798,551	36,740,655	19,773,485
Cash and cash equivalents at end of year	$25,563,605	$26,798,551	$36,740,655
Supplemental cash flow information:
Cash paid during the year for interest	$13,852,351	$8,140,578	$5,788,604
Cash paid during the year for income taxes	4,085,000	3,370,000	2,862,000
Supplemental non-cash information:
Dividends reinvested	$2,249,679	$2,655,947	$1,799,531
Value of shares exchanged in exercise of stock options	230,541	849,238	132,886
Receipt of land in payment of loan	—	735,750	—
Transfer between loans and other real estate owned	50,000	—	—
Transfer between premises and equipment and loans	25,000	—	—
Unrealized gain (loss) on securities	744,216	306,552	(658,561)

See accompanying notes to consolidated financial statements.

2 0 0 7 A N N U A L R E P O R T	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

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

(b)	Restrictions on Cash and Due from Bank Accounts

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank (“FRB”). The amounts of daily average required reserves for the final weekly reporting period were $3,067,000 and $2,126,000 at December 31, 2007 and 2006, respectively.

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

Gains and losses on sales of securities are computed based on specific identification of the adjusted cost of each security and included in noninterest income. Amortization of premiums and accretion of discounts are computed by the effective yield method and included in interest income. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects for the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

FRB stock and FHLB stock are carried at cost.

26	H A M P T O N R O A D S B A N K S H A R E S , I N C .

(e)	Loans

Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred over the life of the loan and recognized as an adjustment of the related loan yield using the interest method. Net fees related to standby letters of credit are recognized over the commitment period. In those instances when a loan prepays, the remaining deferred fee is recognized in the income statement. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful after an evaluation of the collateral pledged and the financial strength of the borrower. The delinquency status of the loan is determined by the contractual terms of the loan.

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

(h)	Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2007, Bankers Investment Group, LLP (“BI”) agreed to be sold to Infinex Investments, Inc. (“Infinex”). The Company has a 4% ownership in BI which it accounts for as a cost method investment. The sale transaction is expected to be completed in 2008 and result in a reduction in the value of the asset held by the Company. Therefore, the investment in BI was written down $103,774 during 2007 to the estimated value after the sale. The loss was included as part of other noninterest expense. No long-lived assets were deemed to be impaired during 2006. During 2005, the Company exchanged certain ATM’s and data processing equipment with

2 0 0 7 A N N U A L R E P O R T	27

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

(i)	Other Real Estate Owned

Real estate acquired in settlement of loans is stated at the lower of the recorded loan balance or fair market value less estimated disposal costs. At foreclosure any excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. The Company did not have any other real estate owned as of December 31, 2007 or 2006.

(j)	Income Taxes

The Company files a consolidated tax return. The provision for income taxes reflects tax expense incurred as a consolidated group. The expense is allocated among the members of the consolidated group in accordance with an intercompany agreement for tax expense.

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

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

The Company adopted SFAS No. 123R, Share-Based Payment, on January 1, 2006, using the modified prospective method which applies SFAS No. 123R to new awards and to the portion of existing awards that have not completely vested as of January 1, 2006. The Company had no existing stock options that remained unvested as of January 1, 2006; therefore, no additional stock-based compensation expense for existing awards of stock options was recognized after adopting SFAS No. 123R. Previously, the Company had followed Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and had accounted for employee share options at intrinsic value. During 2006 and 2007, the Company used the fair-value method to account for stock-based compensation and the fair value of stock options was estimated at the date of grant using a lattice option pricing model. Stock options granted with pro rata vesting schedules are expensed over the vesting period on a straight line basis.

Stock-based compensation expense recognized in the consolidated statements of income for the years ended December 31, 2007, 2006 and 2005 was $337,250, $179,811, and $704,300, respectively, with a related tax benefit of $115,276, $61,136, and $239,462, respectively. During 2007, 2006 and 2005, stock-based compensation expense was comprised of $160,229, $13,372, and $554,100, respectively, related to stock options which vested during the period. During 2007, 2006 and 2005, the remaining stock-based compensation expense of $177,021, $166,439 and $150,200, respectively, related to share awards.

28	H A M P T O N R O A D S B A N K S H A R E S , I N C .

Reported and pro forma results and a summary of the assumptions used to value stock options granted during 2007, 2006 and 2005 were as follows:

Years Ended December 31,	2007	2006	2005
Reported net income	$6,810,613	$6,035,539	$5,507,329
Stock option expense (net of tax):
As reported	105,461	8,826	365,706
Pro forma	(105,461)	(8,826)	(378,359)
Pro forma net income	$6,810,613	$6,035,539	$5,494,676

Net income per share:
Basic-as reported	$0.67	$0.66	$0.68
Basic-pro forma	0.67	0.66	0.68
Diluted-as reported	0.65	0.65	0.66
Diluted-pro forma	0.65	0.65	0.65

Assumptions:
Risk-free interest rate	4.36% - 4.68%	4.68%	4.32%
Volatility	18.40% - 27.27%	18.40%	10.08%
Dividend yield	3.33% - 3.43%	3.33%	3.38%
Weighted average expected term (in years)	1.90 - 9.50	8.72	8.60

The table above excludes stock-based compensation related to share awards and includes the effect of a 2005 fourth quarter adjustment to stock-based compensation expense. For more information on this adjustment, please see Note No. 21 contained in this annual report. The information in the table above for 2007 and 2006 reflects the adoption of SFAS No. 123R as of January 1, 2006; therefore, there is no difference between the stock option expense (net of tax) amounts as reported and the pro forma amounts.

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

(n)	Use of Estimates

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

(o)	Cash and Cash Equivalents

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

(p)	Comprehensive Income (Loss)

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

2 0 0 7 A N N U A L R E P O R T	29

(q)	Concentrations of Credit Risk

Construction and mortgage loans represented $355.6 million and $282.6 million of the total loan portfolio at December 31, 2007 and 2006, respectively. Substantially all such loans are collateralized by real property or other assets. Loans in these categories and their collateral values are continuously monitored by management.

At times the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

(r)	Reclassification

Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.

(2)	Investment Securities

The amortized cost and estimated fair values of investment securities available-for-sale at December 31, 2007 and 2006 were as follows:

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities Available-for-Sale:
State and municipal securities	$244,001	$5,994	$—	$249,995
U.S. Agency securities	40,943,608	355,747	26,699	41,272,656
Mortgage backed securities	641,785	9	620	641,174
Equity securities	472,500	—	259,000	213,500
Total investment securities available-for-sale	$42,301,894	$361,750	$286,319	$42,377,325

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities Available-for-Sale:
U.S. Treasury securities	$100,000	$—	$1,461	$98,539
U.S. Agency securities	54,954,164	20,404	665,349	54,309,219
Mortgage backed securities	711,561	—	4,879	706,682
Equity securities	472,500	—	17,500	455,000
Total investment securities available-for-sale	$56,238,225	$20,404	$689,189	$55,569,440

Information pertaining to securities with gross unrealized losses at December 31, 2007 and 2006, aggregated by investment category and length of time that the individual securities have been in a continuous loss position is as follows:

	2007
	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Agency securities	$—	$—	$13,460,781	$26,699	$13,460,781	$26,699
Mortgage backed securities	—	—	634,574	620	634,574	620
Equity securities	—	—	213,500	259,000	213,500	259,000
	$—	$—	$14,308,855	$286,319	$14,308,855	$286,319

	2006
	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Treasury securities	$—	$—	$98,539	$1,461	$98,539	$1,461
U.S. Agency securities	6,995,625	53,564	45,311,406	611,785	52,307,031	665,349
Mortgage backed securities	706,682	4,879	—	—	706,682	4,879
Equity securities	455,000	17,500	—	—	455,000	17,500
	$8,157,307	$75,943	$45,409,945	$613,246	$53,567,252	$689,189

30	H A M P T O N R O A D S B A N K S H A R E S , I N C .

The unrealized loss positions on debt securities at December 31, 2007 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. Investment securities with unrealized losses have interest rates that are less than the current interest rate environment and not a result of credit impairment. All debt securities are AAA rated investments. Bonds with unrealized loss positions at 2007 year-end included, 1 mortgage backed security and 9 U.S. Agency securities. The unrealized loss on equity securities at December 31, 2007 is considered by management to be temporary given the duration of the unrealized loss and the thinly traded nature of the stock.

There were no sales of securities in 2007, 2006 or 2005.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2007 by contractual maturity were as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$15,013,223	$14,993,750
Due after one year through five years	26,565,579	26,913,481
Due after five years through ten years	250,591	256,594
Equity securities	472,500	213,500
	$42,301,893	$42,377,325

Investment securities that were pledged to secure deposits, outstanding borrowings, or available to secure future borrowings at December 31, 2007 and 2006 were as follows:

	2007	2006
Public deposits	$12,156,866	$11,873,879
Treasury, tax and loan deposits	1,489,219	1,453,125
FHLB borrowings	21,577,500	26,170,469
FRB borrowings	2,019,063	2,969,063
Debtor in possession deposit	—	98,539
	$37,242,648	$42,565,075

(3)	Loans and Allowance for Loan Losses

The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending area. A substantial portion of debtors’ abilities to honor their contracts is dependent upon the real estate and general economic environment of the lending area.

Major classifications of loans at December 31, 2007 and 2006 were as follows:

	2007	2006
Commercial	$109,782,739	$72,132,578
Construction	165,468,776	116,812,110
Real estate—commercial mortgage	151,600,649	140,259,912
Real estate—residential mortgage	38,523,593	25,522,729
Installment loans to individuals	11,976,075	20,599,390
Deferred loan fees and related costs	(202,600)	(282,558)
	$477,149,232	$375,044,161

Non-performing assets at December 31, 2007 and 2006 were as follows:

	2007	2006
Loans 90 days past due and still accruing interest	$851,846	$—
Nonaccrual loans, including nonaccrual impaired loans	1,792,758	1,629,990
Real estate acquired in settlement of loans	—	—
	$2,644,604	$1,629,990

If interest on nonaccrual loans had been accrued, such income would have amounted to $164,006, $153,128 and $136,878 in 2007, 2006 and 2005, respectively, none of which was recognized in income.

2 0 0 7 A N N U A L R E P O R T	31

Information on impaired loans at December 31, 2007, 2006 and 2005 was:

	2007	2006	2005
Impaired loans for which an allowance has been provided	$1,697,758	$1,854,990	$1,770,656
Impaired loans for which no allowance has been provided	—	—	—
Total impaired loans	$1,697,758	$1,854,990	$1,770,656
Allowance provided for impaired loans, included in the allowance for loan losses	$405,552	$438,998	$354,131
Average balance in impaired loans	$1,782,143	$1,936,082	$1,777,615
Interest income recognized from impaired loans	$19,952	$1,026	$—

Transactions affecting the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Balance at beginning of year	$3,910,943	$3,597,497	$3,070,600
Provision for loan losses	1,232,000	180,000	486,000
Loans charged off	(109,748)	(59,118)	(98,737)
Recoveries	9,388	192,564	139,634
Balance at end of year	$5,042,583	$3,910,943	$3,597,497

(4)	Premises, Equipment and Leases

Premises and equipment at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Land	$4,321,467	$4,321,467
Buildings and improvements	6,145,170	6,008,298
Leasehold improvements	847,453	820,694
Equipment, furniture and fixtures	5,619,191	5,178,374
	16,933,281	16,328,833
Less accumulated depreciation and amortization	(4,966,130)	(4,144,949)
	$11,967,151	$12,183,884

The Company leases the land upon which one of its branch offices is located. In addition, the Company also leases the buildings in which six branch offices are located. The lease terms range from one to eleven years and most include renewal options.

Total rent expense was $906,944 in 2007, $845,744 in 2006 and $428,500 in 2005. On May 26, 2005, the Company entered into a lease agreement for a portion of the first floor and the entire second floor of the Dominion Tower building located in downtown Norfolk, Virginia. The Company opened a branch office in the leased space on the first floor and relocated the executive offices to the second floor during the fourth quarter of 2005. Rent payments began during the fourth quarter of 2006.

Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2007 were as follows:

2008	$867,383
2009	839,830
2010	814,579
2011	813,770
2012	751,138
2013 - 2016	2,509,493
$6,596,193

The Company has entered into a contract as lessor for excess office space. Future minimum lease payments receivable under noncancelable leasing arrangements at December 31, 2007 were as follows:

2008	$84,443
2009	28,148
$112,591

32	H A M P T O N R O A D S B A N K S H A R E S , I N C .

(5)	Deposits

The maturities of time deposits at December 31, 2007 and 2006 were as follows:

	2007		2006
	Time Deposits Less than $ 100,000	Time Deposits $100,000 or More	Time Deposits Less than $ 100,000	Time Deposits $100,000 or More
Maturity of:
3 months or less	$18,240,001	$16,207,497	$11,506,473	$20,801,560
Over 3 months—6 months	18,808,784	29,460,296	15,831,990	24,426,473
Over 6 months—12 months	29,353,343	17,405,373	15,969,016	9,074,891
1 year—2 years	12,539,501	6,777,291	11,290,285	6,300,140
2 years—3 years	24,358,559	14,889,483	7,491,413	3,594,608
3 years—4 years	9,892,866	7,070,159	10,270,500	4,899,477
4 years—5 years	1,639,670	1,869,058	4,396,863	3,531,250
	$114,832,724	$93,679,157	$76,756,540	$72,628,399

Brokered deposits totaled $5,000,000 at December 31, 2007. There were no brokered deposits at December 31, 2006.

(6)	Federal Home Loan Bank Borrowings

At December 31, 2007 and 2006, the Company had borrowings from the FHLB system totaling $53,000,000 and $38,000,000, respectively. Interest only is payable on a monthly basis until maturity. Maturities of FHLB borrowings at December 31, 2007 were as follows:

	Type	Interest Rate	Balance
Maturity Date:
January 2008	Fixed	3.92%	$5,000,000
May 2008	Fixed	2.83	5,000,000
January 2009	Fixed	4.18	5,000,000
May 2009	Fixed	5.53	5,000,000
June 2009	Fixed	5.68	5,000,000
April 2011	Fixed	5.46	5,000,000
May 2011	Fixed	5.00	5,000,000
March 2012	Fixed	4.95	12,500,000
September 2012	Convertible	4.29	5,500,000
			$53,000,000

The convertible advance is at a fixed interest rate until September 11, 2010 at which time the FHLB has the option to convert to the variable interest rate and spread being offered at that time. The borrowings were collateralized by a blanket lien on the Company’s 1-4 family residential real estate loans, with carrying values of $24,880,576 and $20,299,138 as of December 31, 2007 and 2006, respectively, commercial real estate loans with carrying values of $49,983,230 and $10,202,536 as of December 31, 2007 and 2006, respectively, and investment securities with carrying values of $21,577,500 and $26,170,469 as of December 31, 2007 and 2006, respectively.

(7)	Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004. The Company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 with no impact on the financial statements.

The current and deferred components of income tax expense for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Current	$4,158,769	$3,496,887	$3,302,973
Deferred	(568,202)	(362,302)	(432,982)
Provision for income taxes	$3,590,567	$3,134,585	$2,869,991

2 0 0 7 A N N U A L R E P O R T	33

The provisions for income taxes for the years ended December 31, 2007, 2006 and 2005 differ from the amount computed by applying the statutory federal income tax rate to income before taxes due to the following:

	2007	2006	2005
Income taxes at statutory rates	$3,555,248	$3,117,842	$2,848,289
Increase (decrease) resulting from:
Nondeductible expenses	40,910	17,268	20,382
Other	(5,591)	(525)	1,320
Provision for income taxes	$3,590,567	$3,134,585	$2,869,991

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2007 and 2006 were as follows:

	2007	2006
Deferred tax assets:
Allowance for loan losses	$1,437,909	$1,089,508
Unrealized loss on securities available-for-sale	108,472	227,387
Nonaccrual loan interest	153,826	122,533
Rent payable	185,674	179,408
Deferred directors’ fees	161,260	107,834
Nonqualified deferred compensation	1,439,681	1,248,619
Total deferred tax assets	3,486,822	2,975,289

Defered tax liabilities:
Depreciation	766,321	679,898
Affiliate income	62,097	86,274
Total deferred tax liabilities	828,418	766,172
Net deferred tax asset	$2,658,404	$2,209,117

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

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Contractual amounts at December 31, 2007 and 2006 were:

	2007	2006
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$115,473,393	$90,598,124
Standby letters of credit	17,424,530	10,039,282
	$132,897,923	$100,637,406

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

34	H A M P T O N R O A D S B A N K S H A R E S , I N C .

(9)	Profit Sharing Plan

The Company has a defined contribution 401(k) plan. All employees who are 21 years of age and have completed one year of service are eligible to participate. Under the plan, participants may contribute up to 20% of their compensation, subject to statutory limitations. The Company matches 100% of the employees’ contributions up to 4% of salary. The Company may also make an additional discretionary contribution. Participants are fully vested in their contributions and the Company’s match immediately and become fully vested in the Company’s discretionary contributions after 3 years of service. The Company made discretionary contributions of $119,000, $119,000 and $196,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company also made matching contributions of $202,307, $185,031 and $53,430 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company offers its stock as an investment option under the 401(k) plan. The plan purchased 11,020, 11,333, and 8,952 shares at average prices of $12.45, $10.80, and $9.75 per share in 2007, 2006 and 2005, respectively.

(10)	Supplemental Retirement Agreements and Executive Savings Plan

The Company has entered into supplemental retirement agreements with several key officers. Under these agreements, all but one of the officers are each eligible to receive an annual benefit payable in fifteen installments each equal to $50,000 following the attainment of their Plan Retirement Date. The other officer is eligible to receive an annual benefit payable in fifteen installments each equal to 50% of his Benefit Computation Base following the attainment of his Plan Retirement Date. The Benefit Computation Base is calculated as the average compensation including bonuses from the Company over the three consecutive completed calendar years just prior to the year of retirement or termination. In connection with these agreements, the Company has purchased life insurance policies which name the Company as beneficiary. The total cash surrender value for these life insurance policies at December 31, 2007 and 2006 was $773,082 and $661,640, respectively, which is included in other assets. The Company recognizes expense each year related to these agreements based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The change in benefit obligation and funded status for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Benefit obligation at beginning of year	$1,650,317	$1,124,635	$857,867
Service cost	387,239	423,065	224,495
Interest cost	115,023	102,617	42,273
Benefit obligation at end of year	2,152,579	1,650,317	1,124,635
Fair value of plan assets	—	—	—
Funded status	$(2,152,579)	$(1,650,317)	$(1,124,635)

The amounts recognized in the consolidated balance sheets as of December 31, 2007 and 2006 consisted of:

	2007	2006
Accrued benefit cost included in other liabilities	$(2,152,579)	$(1,650,317)

The components of net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 consisted of:

	2007	2006	2005
Service cost	$387,239	$423,065	$224,495
Interest cost	115,023	102,617	42,273
Net periodic benefit cost	$502,262	$525,682	$266,768

The weighted-average assumptions used to determine benefit obligations at December 31, 2007, 2006 and 2005, and to determine net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Discount rate	7.00%	7.00%	7.00%
Rate of compensation increase	3.00%	3.00%	3.00%

2 0 0 7 A N N U A L R E P O R T	35

The rate of compensation increase only applies to the one officer agreement with a Benefit Computation Base.

The Company does not expect to make contributions to fund the supplemental retirement agreements in 2008. As of December 31, 2007, the following benefit payments are expected to be paid over the next ten years:

2008	$—
2009	—
2010	330,569
2011	330,569
2012	330,569
2013 - 2017	1,652,845
$2,644,552

In November 2006, the Company entered into retirement agreements with the Board of Directors. Directors are eligible for compensation under the plan upon the sixth anniversary of the participant’s first board meeting. Benefits are to be paid in monthly installments commencing at retirement and ending upon the death, disability, or upon mutual consent of both parties to the agreement. Under the plan, the participant’s continue to serve the Company after retirement by performing certain duties as outlined in the plan document. During 2007, the Company expensed $63,228 related to this plan.

The Company has implemented an Executive Savings Plan with certain officers whereby an initial contribution made by the officers will be matched each year by the Company as long as the officers’ employment continues. During 2006, participants were offered the election to use funds in the plan to purchase employer stock and become 100% vested in the plan. The employer stock purchased by the plan is held in a Rabbi Trust for the benefit of each individual participant. Contributions into the plan subsequent to this election may be used to purchase employer stock or may be placed in savings accounts for the benefit of each individual participant and earn interest at the highest rate currently being paid on a Company certificate of deposit. Company contributions to the Executive Savings Plan during 2007, 2006 and 2005 were $268,300, $217,000, and $123,771, respectively.

(11)	Dividend Reinvestment and Optional Cash Purchase Plan

The Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. The stock purchased through the plan directly from the Company, is valued at the weighted average sales price of the Company’s common stock in transactions occurring during the 60 calendar days immediately prior to the purchase date. The purchase price of shares purchased on the open market is the actual current market price of the shares purchased on the applicable purchase dates.

36	H A M P T O N R O A D S B A N K S H A R E S , I N C .

(12)	Director and Employee Stock Compensation Plans

During 2007, 2006 and 2005 the Company authorized the grant of options to employees and directors for 34,968, 210,131 and 135,096 shares, respectively, of the Company’s common stock under stock compensation plans that have been approved by the Company’s shareholders. All outstanding options granted previous to December 31, 2006 have 10-year terms and are fully vested and exercisable at the date of grant. The options granted on December 31, 2006 have 10-year terms and vest ratably over periods that range from 1 year to 5 years. Of the stock options granted during 2007, 14,968 have terms that range from 1 to 8 years and are fully vested and exercisable at the date of grant and 20,000 have 10-year terms and vest after 6 to 10 years of service. A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2004	994,786	$7.15
Granted	135,096	10.47
Exercised	(97,828)	5.63
Expired	(7,495)	11.23
Balance at December 31, 2005	1,024,559	7.70
Granted	210,131	11.93
Exercised	(277,041)	5.80
Expired	(27,679)	8.94
Balance at December 31, 2006	929,970	9.19
Granted	34,968	12.91
Exercised	(93,599)	7.55
Forfeited	(10,992)	12.00
Expired	(2,191)	10.85
Balance at December 31, 2007	858,156	$9.48

In 2007 and 2006, 93,599 and 277,041 options were exercised, respectively; however, only 76,700 and 198,158 new shares, respectively, were issued since 16,899 and 78,883 shares, respectively, of previously acquired stock were used to exercise some of the options.

Information pertaining to fully vested options outstanding and exercisable as of December 31, 2007 was as follows:

Range of Exercise Prices	Aggregate Intrinsic Value	Number of Options	Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 3.750 - $ 4.000	$398,877	46,516	3.81	$3.98
4.375 - 5.900	302,117	40,221	2.88	5.05
6.530 - 8.770	1,273,646	273,600	4.23	7.90
9.750 - 11.800	575,451	276,851	5.95	10.48
12.000 - 14.030	13,095	71,318	8.16	12.38
$ 3.750 - $11.800	$2,563,186	708,506	5.19	$8.94

The weighted-average grant-date fair value of stock options granted during 2007, 2006 and 2005 was $2.34, $1.96, and $1.41, respectively. The total intrinsic value at grant date of stock options exercised during 2007, 2006 and 2005 was $141,284, $506,699, and $155,416, respectively. The Company has 2,288,741 shares available under shareholder approved stock incentive plans. As of December 31, 2007, there was $329,401 of unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 4.06 years.

2 0 0 7 A N N U A L R E P O R T	37

As of December 31, 2007, the Company had granted non-vested shares to certain directors and employees as part of incentive programs and to those directors who elected to use deferred directors’ fees to purchase non-vested shares. Non-vested shares awarded to employees and directors as part of incentive programs have vesting schedules that range from four to nine years and are expensed over the same schedules. Non-vested shares issued to directors as a method of deferring their directors’ fees are expensed at the time the fees are earned by the director. A summary of the Company’s non-vested share activity and related information is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2004	—	$—
Granted	33,045	10.71
Vested	3,000	10.65
Balance at December 31, 2005	30,045	10.71
Granted	20,131	10.81
Vested	3,000	10.65
Balance at December 31, 2006	47,176	10.76
Granted	20,364	12.12
Vested	4,500	10.76
Forfeited	8,500	10.98
Balance at December 31, 2007	54,540	$11.23

As of December 31, 2007, there was $231,330 of total unrecognized compensation cost related to non-vested share awards. That cost is expected to be recognized over a weighted average period of 4.51 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $57,045, $36,000 and $31,950, respectively.

(13)	Employment Agreements

The Company has employment agreements with eleven officers. Two of the agreements expire in 2008, one expires in 2009, five expire in 2011, two expire in 2012, and one expires in 2013. The agreements will automatically renew at the end of their terms unless the officer is notified in writing. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(14)	Other Expenses

A summary of other expenses for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Advertising and marketing	$325,792	$481,398	$304,089
Telephone and postage	305,022	294,407	281,548
Professional	278,717	366,683	379,853
Bank franchise tax	463,900	279,754	251,332
Equipment	343,010	304,140	205,437
ATM and VISA Check Card expense	500,218	422,840	466,605
Director and regional board fees	306,850	284,450	313,299
Other	1,236,585	1,130,584	1,206,982
	$3,760,094	$3,564,256	$3,409,145

(15)	Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The amount of dividends the Bank may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. At December 31, 2007, the amount available was approximately $7.4 million. Loans and advances are limited to 10% of the Bank’s common stock and capital surplus. As of December 31, 2007, funds available for loans or advances by the Bank to the Company were approximately $7.1 million.

(16)	Regulatory Capital Requirements

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as

38	H A M P T O N R O A D S B A N K S H A R E S , I N C .

calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The Company’s and the Bank’s capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Management believes that, as of December 31, 2007, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the FRB categorized the Company and the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum amounts and ratios, as set forth in the table that follows, must be maintained. There are no conditions or events since that notification that management believes have changed the Company’s or Bank’s category.

A summary of the Company’s and the Bank’s required and actual capital components follows:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007
Tier 1 Capital:
Consolidated Company	$73,610	14.58%	$20,195	4.00%	N/A	N/A
Bank	71,349	14.17	20,147	4.00	$30,220	6.00%
Total Risk-Based Capital:
Consolidated Company	78,653	15.58	40,389	8.00	N/A	N/A
Bank	76,392	15.17	40,293	8.00	50,367	10.00
Leverage Ratio:
Consolidated Company	73,610	13.44	21,908	4.00	N/A	N/A
Bank	71,349	13.05	21,863	4.00	27,329	5.00

As of December 31, 2006
Tier 1 Capital:
Consolidated Company	$70,604	17.47%	$16,166	4.00%	N/A	N/A
Bank	68,639	17.04	16,114	4.00	$24,171	6.00%
Total Risk-Based Capital:
Consolidated Company	74,515	18.44	32,332	8.00	N/A	N/A
Bank	72,550	18.01	32,228	8.00	40,285	10.00
Leverage Ratio:
Consolidated Company	70,604	15.11	18,693	4.00	N/A	N/A
Bank	68,639	14.69	18,693	4.00	23,366	5.00

(17)	Disclosures About Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. Fair value is best determined based upon quoted market prices, however, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value for its financial instruments, as defined by SFAS No. 107:

(a)	Cash and Cash Equivalents

The carrying amount approximates fair value.

2 0 0 7 A N N U A L R E P O R T	39

(b)	Investment Securities Available-for-Sale

Fair values are based on published market prices or dealer quotes. Investment securities available-for-sale are carried at their aggregate fair value.

(c)	Federal Home Loan Bank Stock and Federal Reserve Bank Stock

The carrying amount approximates fair value.

(d)	Loans

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

(h)	Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2007 and 2006, and as such, the related fair values have not been estimated.

The estimated fair value of the Company’s financial instruments required to be disclosed under SFAS No. 107 at December 31, 2007 and 2006 were:

	2007		2006
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and due from banks	$19,757,428	$19,757,428	$17,112,616	$17,112,616
Overnight funds sold	182,906	182,906	9,524,445	9,524,445
Interest-bearing deposits in other banks	5,623,271	5,623,271	161,490	161,490
Federal Home Loan Bank stock	3,330,000	3,330,000	2,597,900	2,597,900
Federal Reserve Bank stock	1,374,000	1,374,000	1,377,350	1,377,350
Investment securities available-for-sale	42,377,325	42,377,325	55,569,440	55,569,440
Loans	477,149,232	474,507,569	375,044,161	370,790,572
Interest receivable	2,431,347	2,431,347	2,281,945	2,281,945

Liabilities:
Deposits	431,456,747	431,326,893	363,261,329	365,171,331
Interest payable	1,636,231	1,636,231	1,472,889	1,472,889
FHLB borrowings	53,000,000	53,974,529	38,000,000	37,679,316

(18)	Subsequent Events

On January 22, 2008, the Company declared a cash dividend of $0.11 per share payable March 15, 2008, to shareholders of record on February 15, 2008.

On January 8, 2008, the Company entered into an Agreement with Shore Financial Corporation (“SFC”). The Agreement sets forth the terms and conditions of the Company’s acquisition of SFC through the merger of SFC with and into the Company (the “Merger”).

40	H A M P T O N R O A D S B A N K S H A R E S , I N C .

Under the terms of the Agreement, the Company will issue to the shareholders of SFC, for each share of SFC’s stock that they own, 1.8 shares of the Company’s common stock or $22.00 in cash, subject to the limitation that no less than 55% and no more than 75% of the total consideration will be in the form of stock. Shareholders of SFC may elect to receive the Company’s common stock, cash, or a combination of common stock and cash for their shares of SFC’s common stock, subject to pro ration in the event that the aggregate stock elections are less than the 55% minimum or exceed the 75% maximum.

In addition, at the effective time of the Merger, each outstanding option to purchase shares of SFC’s common stock under any stock plans shall vest pursuant to its terms and shall be converted into an option to acquire the number of shares of the Company’s common stock equal to the number of shares of SFC’s common stock underlying the option multiplied by 1.8. The exercise price of each option will be adjusted accordingly.

Consummation of the Merger is subject to a number of customary conditions including the approval of the Merger by the Company’s and SFC’s shareholders and the receipt of all required regulatory approvals. The Merger is expected to be completed in the second quarter of 2008.

Pursuant to the Merger Agreement, either party may terminate the Merger in the event the Merger is not consummated by September 30, 2008. In addition, SFC may terminate the Merger in the event the average price of Company common stock (as defined in the Merger Agreement) is less than $9.50 per share and the Company may terminate the Merger in the event such average price is greater than $14.94 per share. The termination of the Merger Agreement will, in certain circumstances, obligate SFC to pay the Company a termination fee of $1.0 million to $2.4 million or the Company to pay SFC a termination fee of $1.0 million, depending on the triggering event.

(19)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2007 and 2006 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2007, of Hampton Roads Bankshares, Inc., parent company only, are presented below.

Condensed Balance Sheets

December 31,	2007	2006
Assets:
Cash on deposit with Bank	$1,048,155	$548,133
Equity securities available-for-sale	213,500	455,000
Investment in subsidiaries	71,675,823	68,312,951
Investment in affiliates	636,875	846,608
Other assets	90,977	5,950
Total assets	$73,665,330	$70,168,642

Liabilities and Shareholders’ Equity:
Other liabilities	$5,316	$6,099
Shareholders’ equity	73,660,014	70,162,543
Total liabilities and shareholders’ equity	$73,665,330	$70,168,642

Condensed Statements of Income

Years Ended December 31,	2007	2006	2005
Income:
Dividends from Bank	$4,420,287	$3,564,334	$2,907,586
Income from affiliates	(8,630)	141,723	77,906
Interest income	—	16,849	241,457
Total income	4,411,657	3,722,906	3,226,949

Expenses:
Interest expense	—	—	139,325
Other expense	271,458	86,132	40,890
Total expense	271,458	86,132	180,215
Income before income taxes and equity in undistributed earnings of subsidiaries	4,140,199	3,636,774	3,046,734
Provision for income tax benefit (expense)	95,230	(24,105)	(49,312)
Equity in undistributed earnings of subsidiaries	2,575,184	2,422,870	2,509,907
Net income	$6,810,613	$6,035,539	$5,507,329

2 0 0 7 A N N U A L R E P O R T	41

Condensed Statements of Cash Flows

Years Ended December 31,	2007	2006	2005
Operating Activities:
Net income	$6,810,613	$6,035,539	$5,507,329
Adjustments:
Equity in undistributed earnings of subsidiaries	(2,575,184)	(2,422,870)	(2,509,907)
Stock-based compensation expense	337,250	179,811	704,300
Regional board fees	23,990	25,300	—
Change in other assets	647,656	216,581	(514,943)
Change in other liabilities	(783)	(11,575)	95,595
Net cash provided by operating activities	5,243,542	4,022,786	3,282,374
Investing Activities:
Purchase of equity securities available-for-sale	—	(472,500)	—
Net (increase) decrease in loans	—	800,000	4,999,375
Investment in subsidiaries	(787,688)	(22,365,797)	—
Investment in affiliates	209,733	(63,860)	(96,059)
Net cash provided by (used in) investing activities	(577,955)	(22,102,157)	4,903,316
Financing Activities:
Net increase (decrease) in borrowings	—	—	(3,800,000)
Issuance of shares in rights and public offering	—	20,156,280	—
Stock issuance costs	—	(1,109,824)	—
Common stock repurchased	(2,876,702)	(3,424,628)	(1,092,378)
Dividends paid, net	(2,165,790)	(2,058,849)	(1,108,055)
Excess tax benefit realized from stock options exercised	118,171	147,018	—
Proceeds from exercise of stock options	476,066	756,648	408,452
Issuance of shares to 401(k) plan	137,199	122,395	87,284
Issuance of shares to executive savings plan	145,491	—	—
Net cash provided by (used in) financing activities	(4,165,565)	14,589,040	(5,504,697)
Increase (decrease) in cash and cash equivalents	500,022	(3,490,331)	2,680,993
Cash and cash equivalents at beginning of year	548,133	4,038,464	1,357,471
Cash and cash equivalents at end of year	$1,048,155	$548,133	$4,038,464

(20)	Related Party Transactions

The Company has a 19% interest in Tidewater Home Funding, LLC (“THF”). The Company accounts for this investment under the equity method. The Bank has established a warehouse credit facility for THF for up to $10,000,000. As of December 31, 2007 and 2006, THF had drawn $1,338,165 and $2,347,249 on this warehouse line of credit, at a variable rate of 7.25% and 8.25%, respectively.

The Company has an 11% ownership in Davenport Financial Fund, LLC. This investment is accounted for under the equity method.

The Company has a 4% ownership in BI in order to facilitate the sale of securities-related products and services to its customers and the general public. The Company accounts for this investment under the cost method. During 2007, BI agreed to be sold to Infinex. The sale transaction is expected to be completed in 2008.

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectibility or present other unfavorable features. At December 31, 2007 and 2006, loans to executive officers, directors and their associates amounted to $26,671,391 and $22,547,499, respectively. During 2007, additional loans and repayments of loans by executive officers, directors and their associates were $13,121,763 and $8,997,872, respectively.

Deposits are taken from the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these deposits are taken on substantially the same terms, including interest rates, as those prevailing at the time for comparable deposits from other persons. At December 31, 2007, deposits from executive officers, directors and their associates amounted to $6,298,583.

42	H A M P T O N R O A D S B A N K S H A R E S , I N C .

(21)	Significant 2005 Adjustments

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

(22)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the years ended December 31, 2007 and 2006 is as follows:

	2007
	Fourth	Third	Second	First
Interest income	$9,999,398	$9,941,054	$9,519,092	$8,743,551
Interest expense	3,891,284	3,635,371	3,399,088	3,089,950
Net interest income	6,108,114	6,305,683	6,120,004	5,653,601
Provision for loan losses	494,000	270,000	246,000	222,000
Noninterest income	862,584	824,045	829,616	923,976
Noninterest expense	3,824,553	4,053,021	4,082,991	4,033,878
Income before provision for income taxes	2,652,145	2,806,707	2,620,629	2,321,699
Provision for income taxes	939,038	970,214	891,938	789,377
Net income	$1,713,107	$1,836,493	$1,728,691	$1,532,322
Basic earnings per share	$0.17	$0.18	$0.17	$0.15
Diluted earnings per share	$0.16	$0.17	$0.17	$0.15

	2006
	Fourth	Third	Second	First
Interest income	$8,448,531	$7,906,899	$7,149,441	$6,516,400
Interest expense	2,896,191	2,560,813	1,951,543	1,714,738
Net interest income	5,552,340	5,346,086	5,197,898	4,801,662
Provision for loan losses	90,000	90,000	—	—
Noninterest income	830,016	853,808	799,597	914,458
Noninterest expense	3,830,364	3,800,453	3,604,487	3,710,437
Income before provision for income taxes	2,461,992	2,309,441	2,393,008	2,005,683
Provision for income taxes	840,019	789,886	818,898	685,782
Net income	$1,621,973	$1,519,555	$1,574,110	$1,319,901
Basic earnings per share	$0.16	$0.16	$0.18	$0.16
Diluted earnings per share	$0.16	$0.16	$0.17	$0.16

2 0 0 7 A N N U A L R E P O R T	43

REGIONAL BOARD MEMBERS

Chesapeake/Suffolk

Robert G. Bagley

Retired, Bank of Hampton Roads

Joseph P. Barreca, MD

Retired Vascular Surgeon

Phil L. Black

Century 21 First Colony Realty

The Honorable Harry B. Blevins

State Senator

James S. Creekmore

Creekmore Hardware

William B. Cross

Ashdon Builders, Inc.

Durwood S. Curling

Retired Executive Director

Southeastern Public Service Authority

Christopher H. Falk

Attorney at Law

Rodney L. Foster

Rodney Foster Construction

Jack W. Gibson

Hampton Roads Bankshares, Inc.

Erik P. Gordon

Attorney at Law

Charles G. Hackworth Sr.

Hackworth Reprographics, Inc.

Martin W. Holton

Forrest Septic Tank Contractors, Inc.

H. Lynn Keffer

Crossroads Fuel, Inc.

Robert R. Kinser

Basnight, Kinser, Telfeyan, Leftwich &

Nuckolls, P.C.

Garnett W. Lane

Cutting Edge Watersports, Inc.

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

Willard F. Robins III

Willard F. Robins, III, CPA, PC

Judson H. Rodman

Rodman’s Bar-B-Que

James R. Rountree

Rountree Construction Co., Inc.

James F. Russell Sr.

Supreme Petroleum, Inc./

Holiday Foods/Holiday Ice, Inc.

R. Curtis Saunders Jr.

Vico Construction Corporation

David L. Schloff

Great Bridge Servicenter, LLC

J. Wayne Scott

Frank E. Sheffer & Co.

Clifton D. Sipe

Atlantic Coastal Clearing & Grading, Inc.

Roland Carroll Smith Sr.

Hearndon Construction Corp.

Robert B. Speight

Greenway Farms, Ltd.

Elizabeth F. St. John

First District Court Service Unit, City of Chesapeake

Gayle F. Upchurch

Civic Leader

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

Community Group, Inc.

William N. Dozier

Dozier Tire and Auto Center

Jack W. Gibson

Hampton Roads Bankshares, Inc.

Izaak D. Glasser

Glasser & Macon, P.C.

Douglas J. Glenn

Hampton Roads Bankshares, Inc.

Stephen M. Gunther

Attorney & Counselor at Law

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

Retired, Lakeside Construction Corporation

Norfolk

Warren L. Aleck

Retired President, Great Bridge Foods, Inc. t/a Earle’s Markets

G. Ray Bunch Jr.

Budget Rent A Car

Stuart H. Buxbaum

S&E Builders

Elaine Czohara

Adams Outdoor Advertising

Edward A. Fiorella

Norfolk Sheriff’s Office

Leigh Anne Folkes

Hassell & Folkes, P.C.

Jack W. Gibson

Hampton Roads Bankshares, Inc.

Robert A. Goldwasser

Sysco Foods of Hampton Roads

L. Steve Gossett

Virginia Auto Rental, Inc.

Donald M. Koble

Virginia Auto Rental, Inc.

Robert J. McCabe

Sheriff, City of Norfolk

Yale Nesson

AARD Screenprinters & Embroidery

Robert H. Powell III

Kaufman & Canoles, P.C.

Robert F. Sharak

Hampton Roads Partnership

Jordan E. Slone

Harbor Group International

Donald Stakes

Discount Plumbing, Inc.

George Stenke

Investor

Jonathon L. Thornton

Pierce & Thornton, PLC

Neal S. Windley

Habitat for Humanity

W. Lewis Witt

Inner-View, Ltd.

W. Randy Wright

Randy Wright’s Printing

Robert L. Young

Ryan Enterprises, Inc.

Michael P. Zarpas

Global Real Estate Investment

44	H A M P T O N R O A D S B A N K S H A R E S , I N C .

SHAREHOLDER INFORMATION

Board of Directors

Emil A. Viola

Chairman of the Board

Treasurer, Vico Construction

Corporation

Jack W. Gibson

President and Chief Executive

Officer, Hampton Roads

Bankshares, Inc.

Douglas J. Glenn

Executive Vice President and

General Counsel, Hampton Roads

Bankshares, Inc.

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

Executive Vice President and

Chief Credit Officer

Donald W. Fulton, Jr.

Senior Vice President and

Chief Financial Officer

Douglas J. Glenn

Executive Vice President and

General Counsel

Tiffany K. Glenn

Senior Vice President,

Marketing Officer and

Corporate Secretary

Gregory P. Marshall

Executive Vice President and

Commercial Loan Officer

Reneé R. McKinney

Senior Vice President and

Branch Administrator

FINANCIAL INFORMATION

Shareholders, analysts and investors seeking financial information about the Company, including copies of Form 10-K filed with the Securities and Exchange Commission, may contact:

Donald W. Fulton, Jr.

Senior Vice President and Chief Financial Officer

Hampton Roads Bankshares, Inc.

999 Waterside Drive, Suite 200

Norfolk, VA 23510

(757) 217-1000

STOCK INFORMATION

The Company’s common stock trades under the symbol “HMPR” on the NASDAQ Global Select Market. Stock inquiries should be directed to:

Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

1-800-368-5948

MARKET MAKERS

Archipelago Stock Exchange

Automated Trading Desk Financial

Services, LLC

Carr Securities Corp.

Citadel Derivatives Group LLC Citigroup Global Markets Inc.

Domestic Securities, Inc.

E* Trade Capital Markets LLC

Ferris, Baker Watts Inc.

Fig Partners, LLC

Hudson Securities, Inc.

Keefe, Bruyette & Woods, Inc.

Knight Equity Markets, L.P.

McAdams Wright Ragen Inc.

McKinnon & Company, Inc.

Monroe Securities Inc.

Morgan, Keegan & Company, Inc.

Nasdaq Execution Services

National Stock Exchange

Scott & Stringfellow, Inc.

Seaboard Securities, Inc.

Stifel, Nicolaus & Company, Inc.

UBS Securities LLC

Wedbush Morgan Securities Inc.

WEB SITE ADDRESS www.bankofhamptonroads.com

999 Waterside Drive, Suite 200 • Norfolk, Virginia 23510 • 757.217.1000

www.bankofhamptonroads.com