Form 10-K, Exhibit 13
period 2008-12-31
HAMPTON ROADS BANKSHARES INC
filed 2009-03-30
CIK 1143155

Exhibit 13.1

Excerpts From The 2008 Annual Report

Table of Contents

Selected Financial Data	2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	3
Management’s Report on Internal Control Over Financial Reporting	28
Report of Independent Registered Public Accounting Firm	29
Consolidated Balance Sheets	30
Consolidated Statements of Income	31
Consolidated Statements of Changes in Shareholders’ Equity	32
Consolidated Statements of Cash Flows	33
Notes to Consolidated Financial Statements	34

Selected Financial Data

The financial information presented below has been derived from our audited consolidated financial statements. This information is only a summary and should be read together with our consolidated historical financial statements and management’s discussion and analysis appearing elsewhere in this annual report.

(Dollars in thousands except per share data)	2008	2007	2006	2005	2004
Operating Results:
Interest income	$45,177	$38,203	$30,021	$24,558	$18,068
Interest expense	17,917	14,016	9,123	5,869	3,911

Net interest income	27,260	24,187	20,898	18,689	14,157
Provision for loan losses	1,418	1,232	180	486	926
Noninterest income	5,980	3,440	3,398	3,214	3,791
Noninterest expense	20,987	15,994	14,946	13,040	10,794
Income taxes	3,660	3,590	3,134	2,870	2,140

Income before cumulative effect of change in accounting principle	7,175	6,811	6,036	5,507	4,088
Cumulative effect of change in accounting principle, net	—	—	—	—	46

Net income	$7,175	$6,811	$6,036	$5,507	$4,134

Per Share Data:
Basic earnings	$0.60	$0.67	$0.66	$0.68	$0.52
Diluted earnings	0.59	0.65	0.65	0.66	0.50
Book value per common share	9.70	7.14	6.84	5.96	5.41
Tangible book value per common share	5.18	7.14	6.84	5.96	5.41
Basic weighted average shares outstanding	11,960,604	10,228,638	9,092,980	8,137,244	7,973,844
Diluted weighted average shares outstanding	12,074,725	10,431,554	9,275,788	8,407,821	8,236,169
Shares outstanding at year-end	21,777,937	10,314,899	10,251,336	8,242,822	8,059,528

Year-End Balances:
Assets	$3,085,711	$563,828	$476,299	$409,517	$344,969
Loans	2,604,590	477,149	375,044	285,330	275,190
Investment securities	177,432	47,081	59,545	73,826	38,995
Deposits	2,296,146	431,457	363,261	327,447	275,115
Borrowings	429,588	53,000	38,000	30,500	23,000
Shareholders’ equity	344,809	73,660	70,163	49,131	43,626

Average Balances:
Assets	$759,264	$519,175	$432,716	$382,821	$324,485
Loans	646,211	428,874	325,506	287,979	236,082
Investment securities	41,711	53,946	67,130	52,706	57,455
Deposits	562,390	389,055	333,242	302,167	260,110
Borrowings	94,101	51,336	36,968	30,944	18,734
Shareholders’ equity	94,030	71,545	57,640	44,855	41,960

Ratios:
Return on average assets	0.95%	1.31%	1.39%	1.44%	1.27%
Return on average equity	7.63	9.52	10.47	12.28	9.85
Average equity to average assets	12.38	13.78	13.32	11.72	12.93
Allowance for loan losses to year-end loans	1.97	1.06	1.04	1.26	1.12
Net interest margin	3.89	4.95	5.20	5.26	4.71
Dividend payout ratio	73.33	64.18	75.76	52.94	63.46
Efficiency ratio	63.14	57.89	61.52	59.54	60.14

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Introduction

Hampton Roads Bankshares, Inc. (the “Company”) is headquartered in Norfolk, Virginia and conducts its primary operations through its wholly-owned subsidiaries, Bank of Hampton Roads, Gateway Bank & Trust, and Shore Bank, collectively referred to as the “Banks.” Unless the context otherwise requires, the term the “Company” is also used to refer to Hampton Roads Bankshares, Inc. and its consolidated subsidiaries on a combined basis.

The Company is a financial services holding company with $3.09 billion in total assets providing a variety of community banking services in the Southeastern portion of Virginia known as South Hampton Roads, the Northeastern, Southeastern and Research Triangle regions of North Carolina, Richmond, Virginia, and the Eastern Shore of Virginia and Maryland. Through the Banks, the Company owns Shore Investments Inc., Gateway Investment Services, Inc., Gateway Insurance Services, Inc., Gateway Bank Mortgage, Inc., and Gateway Title Agency, Inc. The Company also owns Hampton Roads Investments, Inc. (“HRI”). These non-bank subsidiaries provide clients with a variety of non-deposit investment, insurance and mortgage products.

The Company acquired Shore Financial Corporation and Subsidiaries (“SFC”) on June 1, 2008 and, therefore, the financial information discussed throughout the Management Discussion and Analysis includes the operations of Shore Bank and its subsidiary, Shore Investments Inc., for the seven months ended December 31, 2008. The Company’s acquisition of Gateway Financial Holdings, Inc. and Subsidiaries (“GFH”) occurred on December 31, 2008, so the Company’s 2008 consolidated financial statements only include ending balance information thus excluding GFH’s results from operations during the year. Accordingly, the following discussion and analysis does not reflect the impact a full year of operations by the acquired companies will have on the Company.

The following commentary provides information about the major components of our results of operations and financial condition, liquidity, and capital resources. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements presented elsewhere in this Annual Report. It should also be read in conjunction with the “Caution About Forward Looking Statements” section at the end of this discussion.

Executive Overview

The year 2008 was not a normal year in the banking industry. It showed the falling domino impact of loan instruments that are used to collateralize investment instruments and then sold to various institutions. Although we did not deal in subprime loans as a matter of direct business, we still were impacted. The year began with the financial industry, not just banks, continuing to deal with the subprime fallout. The Federal Reserve continued to lower interest rates throughout the year which put a squeeze on margins, the largest contributor to our net income, as variable rate loans and investments re-priced quickly while fixed rate deposits and borrowings re-priced over a longer period of time. Finally in late summer, the impact of the decreased value of asset backed securities, the high rate of defaulted mortgagesm and a liquidity crunch blended to cause massive write-downs of securities, the takeover by the U.S. Government of its mortgage agencies FNMA and FHLMC, and the buy out or failure of many financial institutions. This brought in the U.S. Treasury to assist the Federal Reserve and other government supervisory agencies in stabilizing the economy. As we enter 2009, the financial industry is working hard to right itself.

The Company is not immune to these impacts as loan volume in nonaccrual status and subject to foreclosure risks has increased due to the GFH acquisition. However, the Company has maintained a conservative strategy; risks within its markets are diversified; net income increased over the previous year; and, most importantly, the Company and its subsidiary banks are well capitalized with enough liquidity to meet most turns in the economic market.

The Company’s primary source of revenue is net interest income earned by the Banks. Net interest income represents interest and fees earned from lending and investment activities, less the interest paid to fund these activities. In addition to net interest income, noninterest income is another important source of revenue for the Company. Noninterest income is derived primarily from service charges on deposits and fees earned from bank services, but with the addition of SFC and GFH, fees earned from investment, mortgage, and insurance activities will represent a more significant component of noninterest income in future periods. Other factors that impact net income are the provision for loan losses, noninterest expense, and the provision for income taxes.

The Company’s net income during the year ended December 31, 2008 was $7.18 million, representing a 5.43% increase over 2007’s net income of $6.81 million. This increase was achieved with the help of our acquisition of SFH. Shore Bank contributed $2.06 million in net income during 2008. Diluted earnings per share were $0.59 compared to $0.65 per share during 2007. Earnings per share were impacted by the increase in average shares outstanding resulting from the issuance of 2,713,425 shares in conjunction with the SFC acquisition during 2008. The Company’s tangible book value per common share at December 31, 2008 was $5.18 compared to $7.14 for 2007 with the decrease primarily resulting from goodwill and preferred stock acquired in the SFC and GFH mergers. Net income for 2006 was $6.04 million with diluted earnings per share of $0.65 and tangible book value per share of $6.84. In the third quarter of 2006, the Company raised $19.05 million in capital through a rights offering to existing shareholders and a public offering, resulting in the issuance of 1,849,200 new shares of common stock.

The increase in equity from the SFC merger transaction also explains the decrease in return on average equity experienced during 2008 to 7.63% from 9.52% in 2007 and 10.47% in 2006. Return on average assets was 0.95%, 1.31% and 1.39% for 2008, 2007, and 2006, respectively.

The Company’s 2008 results were also impacted by a decrease in its net interest margin to 3.89% from 4.95% in 2007 and 5.20% in 2006. Since September 2007, the Federal Open Market Committee has reduced the target federal funds rate by 500—525 basis points. Due to the asset sensitive nature of the Company’s balance sheet during this time, with assets such as variable rate loans repricing more quickly than liabilities such as certificates of deposit, a decreasing interest rate environment tends to cause a decline in net interest margin. While Shore Bank’s more risk neutral balance sheet mitigates the effect of interest rate swings on the Company, it contains a larger percentage of mortgage loans that historically produce lower margins. The Company manages interest rate risk associated with assets and liabilities repricing in several ways including using floors and caps on variable interest rate loans and keeping the terms on both assets and liabilities short with most maturing or repricing within five years.

Despite the continued decline in its net interest margin, the Company’s net interest income grew during 2008 to $27.26 million, representing a 12.71% increase over 2007. Net interest income benefited from the acquisition of Shore Bank and fairly strong loan growth experienced during the year.

During 2008, the Company experienced a significant increase in its balance sheet including loans and deposits, primarily resulting from the SFC and GFH acquisitions. Total assets were $3.09 billion at December 31, 2008, compared to $563.83 million at year-end 2007. At year-end 2008, Shore Bank accounted for approximately $318 million of total assets, while Gateway Bank & Trust and its related entities represented $2.20 billion of the Company’s assets on hand. Total loans increased to $2.60 billion at December 31, 2008 from $477.15 million at year-end 2007 with Shore Bank and Gateway Bank& Trust accounting for approximately $252 million and $1.82 billion, respectively, in loan balances at year-end. Deposit balances also benefited from the Company’s acquisitions during 2008 with an increase in total deposits to $2.30 billion at December 31, 2008, compared to total deposits of $431.46 million at year-end 2007. Shore Bank and Gateway Bank & Trust contributed $195 million and $1.68 billion, respectively, to year-end deposit balances.

Liquidity demands from merger related activities, organic growth within the Company, and the instability of the financial markets created an environment where liquidity management was crucial during 2008. The Company further expanded its sources of funding to include the Federal Reserve Discount Window and continued to use the brokered and national certificates of deposit markets.

Aggressive retail deposit pricing by our competitors continued during 2008 with certificate of deposit rates often exceeding those offered in the brokered and national markets. With the wholesale funding markets becoming more cost effective, the Company became more reliant on this funding mechanism during 2008 as an alternative to paying up for local deposits. The Company monitors its wholesale funding portfolios and policy limits exist concerning the types and amounts of this funding it may incur.

The Company’s earnings were impacted by an increase in noninterest expense and the provision for loan losses during the period. Noninterest expense was $20.99 million for the year ended December 31, 2008, compared to $15.99 million for 2007. The increase primarily related to the inclusion of Shore Bank’s operations for the seven months ended December 31, 2008, as well as integration expenses associated with the SFC and GFH acquisitions. The provision for loan losses increased to $1.42 million in 2008 compared to $1.23 million in 2007 and $180 thousand in 2006. The increase in the loan loss provision reflected the growth in the loan portfolio during 2008 and the nature of the economic environment. Nonperforming assets to total assets were 1.34% at year-end 2008 compared to 0.47% at year-end 2007. Allowance for loan losses to nonperforming assets was 124.33% at year-end 2008 compared to 190.67% at year-end 2007.

The acquisitions of Shore Bank and Gateway Bank & Trust significantly increased the Company’s loan portfolio at December 31, 2008. The Company’s long-range objective continues to be profitable growth in the loan portfolio, while its short-term focus will be on absorbing the acquired companies’ loan portfolios and managing the entire loan portfolio through the challenging economic conditions. Until the economy reverses direction, growth may be limited. Additionally, in light of current economic conditions, management remains committed to strengthening the Company through community involvement, relationships with existing customers, enhancement of the Company’s image as a community asset and management’s strengthened efforts to offer competitively-priced products, while offering high quality, personalized service.

Results of Operations

Net Interest Income

Net interest income is the difference between interest income and interest expense. The following influences may significantly impact net interest income and net interest margin:

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

2008 Compared to 2007

Net interest income was $27.26 million during the year ended December 31, 2008, representing an increase of $3.07 million or 12.71% as compared with 2007. The 2008 increase in net interest income resulted from growth in interest earning assets during the period, primarily due to the Shore Bank merger. Additionally, the Company benefited from an 83 basis point decrease in the average rate paid on interest bearing liabilities from 4.11% in 2007 to 3.28% in 2008. Net interest income was negatively affected by a decline in the average yield on interest earning assets from 7.82% in 2007 to 6.45% in 2008. These changes in average yield and rate produced a net interest spread which compressed from 3.71% in 2007 to 3.17% in 2008.

The net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of effectiveness in generating income from earning assets. The Company’s net interest margin was 3.89% in 2008, compared to 4.95% in 2007, and 5.20% in 2006. The Federal Open Market Committee’s 500—525 basis point reduction in the target federal funds rate since September 2007 put continued downward pressure on interest rates which negatively impacted the Company’s asset sensitive balance sheet, resulting in the net interest margin decline.

The Company’s interest earning assets consist primarily of loans, investment securities, interest-bearing deposits in other banks, and overnight funds sold. Interest income on loans, including fees, increased $7.60 million to $43.20 million for the year ended December 31, 2008, compared to the same time period during 2007. This increase resulted from a $217.34 million increase in average loans and was partially offset by a 161 basis point decline in the average yield on loans. The merger valuation adjustment of Shore Bank’s loan portfolio, which is being amortized over approximately thirty-eight months beginning in June 2008, reduced interest income on loans by $221 thousand in 2008. Interest income on investment securities decreased $639 thousand to $1.68 million for the year ended December 31, 2008 compared to the same time period during 2007. The Company experienced a $12.24 million decline in average investment securities, primarily resulting from maturing investments used to fund other liquidity needs and the existence of a relatively unfavorable investment security market during the year. Interest income on interest-bearing deposits in other banks and overnight funds sold had a nominal impact on the Company’s interest income during 2008 and 2007.

The Company’s interest bearing liabilities consist of deposit accounts and borrowings. Interest expense from deposits increased $2.44 million to $14.09 million for the year ended December 31, 2008 compared to the same time period during 2007. This increase resulted from the $161.98 million increase in average interest bearing deposits offset by a 90 basis point decrease in the average interest rate on deposit liabilities. The merger valuation adjustment of certain Shore Bank deposits, being amortized over eleven months beginning June 2008, decreased interest expense on deposits by $341 thousand in 2008. Interest expense from borrowings, which consists of FHLB borrowings, other borrowings and overnight funds purchased increased $1.47 million to $3.83 million for the year ended December 31, 2008 compared to the same time period during 2007. The $42.77 million increase in average borrowings netted against the 54 basis point decrease in the average interest rate on borrowings produced this result. The merger valuation adjustment of Shore Bank’s borrowings, being amortized over fourteen months beginning in June 2008, decreased interest expense on borrowings by $173 thousand in 2008.

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

The Company’s net interest margin was 4.95% in 2007, as compared to 5.20% in 2006. The net interest margin decreased in 2007 as a result of a declining rate environment. Interest income from loans, including loan fees, rose to $35.60 million for the year 2007, an increase of $8.78 million over 2006. During 2007, average loans increased $103.37 million, or 31.76%, while the average interest yield increased 6 basis points. New loan production was strong throughout 2007. At December 31, 2007, approximately 54.43% of the loan portfolio consisted of variable rate loans, compared with 49.73% at December 31, 2006.

Interest income from investment securities decreased $405 thousand from 2006 to 2007. This decrease is related to a decrease in average investment securities of $13.18 million partially offset by an increase in the average interest yield of 24 basis points. As investments matured during 2007, the proceeds were used to fund loan growth.

A shift in the mix of funding sources was a factor in the Company’s net interest margin in 2007. Average noninterest bearing demand deposits made up only 25.53% of the average deposit portfolio in 2007 compared to 29.97% in 2006. Time deposits, a higher cost funding source, made up 43.41% of the average deposit portfolio in 2007 compared to 35.09% in 2006. Savings deposits, including the premium savings account product, made up 20.56% of the average deposit portfolio in 2007 compared to 21.10% in 2006. The Company also increased rates on deposit accounts in order to attract deposits to fund loan growth. Interest expense on deposits increased $4.03 million from 2006 to 2007 as average interest bearing deposits increased $56.38 million or 24.06% and the average rate paid on interest bearing deposits increased 75 basis points. Interest on borrowings increased $865 thousand from 2006 to 2007 resulting from an increase in average borrowings of $14.37 million and a 56 basis point increase in the average rate paid on borrowings.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	2008			2007			2006
(In thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest earning assets
Loans	$646,211	$43,201	6.69%	$428,874	$35,604	8.30%	$325,506	$26,827	8.24%
Investment securities	41,711	1,677	4.02	53,946	2,316	4.29	67,130	2,721	4.05
Interest-bearing deposits in other banks	9,632	246	2.55	4,870	248	5.09	4,761	244	5.12
Overnight funds sold	3,030	53	1.75	691	35	5.07	4,558	229	5.02

Total interest earning assets	700,584	45,177	6.45	488,381	38,203	7.82	401,955	30,021	7.47
Noninterest earning assets
Cash and due from banks	17,218			15,907			16,194
Premises and equipment	19,398			11,961			11,808
Other assets	29,356			7,354			6,527
Less: Allowance for loan losses	(7,292)			(4,428)			(3,768)

Total assets	$759,264			$519,175			$432,716

Liabilities and Shareholders’ Equity:
Interest bearing liabilities
Interest bearing demand	$81,014	$1,030	1.27%	$40,863	$678	1.66%	$46,132	$522	1.13%
Savings deposits	88,559	1,741	1.97	79,994	2,866	3.58	70,315	2,180	3.10
Time deposits	282,150	11,321	4.01	168,886	8,113	4.80	116,918	4,927	4.21
Borrowings	94,101	3,825	4.06	51,336	2,359	4.60	36,968	1,494	4.04

Total interest bearing liabilities	545,824	17,917	3.28	341,079	14,016	4.11	270,333	9,123	3.37

Noninterest bearing liabilities
Demand deposits	110,667			99,312			99,877
Other liabilities	8,743			7,239			4,866
Shareholders’ equity	94,030			71,545			57,640

Total liabilities and shareholders’ equity	$759,264			$519,175			$432,716

Net interest income		$27,260			$24,187			$20,898

Net interest spread			3.17%			3.71%			4.10%

Net interest margin			3.89%			4.95%			5.20%

Note: Interest income from loans included fees of $816,736 in 2008, $1,414,086 in 2007, and $1,359,262 in 2006. Average nonaccrual loans are not material and are included in average loans above.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

	2008 Compared to 2007			2007 Compared to 2006			2006 Compared to 2005
(In thousands)	Interest Income/ Expense Variance	Variance Attributable to		Interest Income/ Expense Variance	Variance Attributable to		Interest Income/ Expense Variance	Variance Attributable to
		Rate	Volume		Rate	Volume		Rate	Volume
Interest Earning Assets:
Loans	$7,597	$(4,741)	$12,338	$8,777	$197	$8,580	$4,485	$1,451	$3,034
Investment securities	(639)	(140)	(499)	(405)	175	(580)	1,001	470	531
Interest-bearing deposits in other banks	(2)	1	(3)	4	(2)	6	(2)	4	(6)
Overnight funds sold	18	(4)	22	(194)	4	(198)	(21)	102	(123)

Total interest earning assets	$6,974	$(4,884)	$11,858	$8,182	$374	$7,808	$5,463	$2,027	$3,436

Interest Bearing Liabilities:
Deposits	$2,435	$(1,636)	$4,071	$4,028	$1,967	$2,061	$2,763	$1,708	$1,055
Borrowings	1,466	(236)	1,702	865	226	639	491	275	216

Total interest bearing liabilities	3,901	(1,872)	5,773	4,893	2,193	2,700	3,254	1,983	1,271

Net interest income	$3,073	$(3,012)	$6,085	$3,289	$(1,819)	$5,108	$2,209	$44	$2,165

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of the change in each.

Noninterest Income

2008 Compared to 2007

As shown in Table 3, the Company reported an increase in total noninterest income of $2.54 million, or 73.84%, in 2008 over 2007. Noninterest income comprised 11.69% of total revenue in 2008, 8.26% in 2007 and 10.17% in 2006.

The Company’s primary source of noninterest income is service charges on deposit accounts which increased $1.38 million, or 69.29%, to $3.38 million for the year ended December 31, 2008 compared to the same period in 2007. During the first and third quarters of 2008, the Company sold investment securities available-for-sale and recorded a gain of $457 thousand. Gain on sale of premises and equipment primarily consists of a gain recorded on the sale of a piece of property originally intended for expansion prior to moving the corporate headquarters to downtown. During 2008, equity securities originally owned by SFH were deemed to be other-than-temporarily impaired and an impairment loss of $561 thousand was recognized through noninterest income. Other service charges and fees increased $753 thousand, or 52.55%, during 2008 compared 2007. Contributing to this increase was a gain from the sale of the Company’s credit card portfolio as well as the introduction of a non sufficient funds (“NSF”) protection product that generates fees in return for honoring NSF checks up to a predetermined limit. The addition of Shore Bank represented $1.22 million and $937 thousand of the increase to service charges on deposit accounts and other service chares and fees, respectively.

2007 Compared to 2006

The Company’s noninterest income increased $42 thousand, or 1.24%, in 2007 over 2006. Service charges on deposit accounts increased 6.51% from 2006 to 2007. This increase was due to an increase in NSF fees and service charges on commercial checking accounts. Other service charges and fees decreased $91 thousand or 5.97% from 2006 to 2007 due primarily to equity method losses on the Company’s investment in a financial services equity fund and decreases in the commission income earned by the Company’s investment services subsidiary, HRI.

Table 3: Noninterest Income

December 31,				2008 Compared to 2007		2007 Compared to 2006
(In thousands)	2008	2007	2006	Amount	%	Amount	%
Service charges on deposit accounts	$3,379	$1,996	$1,874	$1,383	69.29%	$122	6.51%
Gain on sale of investment securities available-for-sale	457	—	—	457	—	—	—
Gain on sale of premises and equipment	519	11	—	508	4618.18	11	—
Impairment of securities	(561)	—	—	(561)	—	—	—
Other service charges and fees	2,186	1,433	1,524	753	52.55	(91)	(5.97)

Total noninterest income	$5,980	$3,440	$3,398	$2,540	73.84%	$42	1.24%

Noninterest Expense

2008 Compared to 2007

Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. The efficiency ratio, calculated by dividing noninterest expense by the sum of net interest income and noninterest income, was 63.14% in 2008 compared to 57.89% in 2007 and 61.52% in 2006. The addition of Shore Bank and related merger integration costs impacted the Company’s efficiency ratio during 2008.

As shown in Table 4, total noninterest expense increased $4.99 million, or 31.22%, during the year ended December 31, 2008 compared to the same period of 2007, primarily resulting from the addition of Shore Bank in June which contributed $5.29 million in noninterest expense during the year. The change in noninterest expense included a 35.55% increase in occupancy expense which resulted from the opening of the Company’s new branch location in the Edinburgh section of Chesapeake, the relocation of Shore Bank’s Cape Charles and Salisbury, Maryland locations, and expenses related to Shore Bank’s operations since the acquisition in June 2008. Salaries and employee benefits increased $1.56 million to $11.52 million during 2008 compared with the same period in 2007, primarily related to the addition of Shore Bank’s employee costs. Data processing expense realized an increase of $577 thousand for the year compared to 2007, resulting from an upgrade to imaged file capture cash letter processing and the addition of Shore Bank for seven months of 2008. All other noninterest expenses posted an increase of 60.11% to $6.02 million for the year ended December 31, 2008 compared to the same period of 2007. The increase in all other noninterest expense categories resulted from an increase in FDIC assessment of $220 thousand and other expenses relating to the addition of Shore Bank during the year.

Table 4: Noninterest Expense

December 31,				2008 Compared to 2007		2007 Compared to 2006
(In thousands)	2008	2007	2006	Amount	%	Amount	%
Salaries and employee benefits	$11,518	$9,954	$9,106	$1,564	15.71%	$848	9.31%
Occupancy	2,261	1,668	1,678	593	35.55	(10)	(0.60)
Data processing	1,189	612	598	577	94.28	14	2.34
Directors’ and regional board fees	443	307	284	136	44.30	23	8.10
Bank franchise tax	621	464	280	157	33.84	184	65.71
Equipment	663	343	304	320	93.29	39	12.83
Professional fees	383	279	367	104	37.28	(88)	(23.98)
Telephone and postage	481	305	294	176	57.70	11	3.74
ATM and VISA Check Card	551	500	423	51	10.20	77	18.20
Advertising and marketing	412	326	481	86	26.38	(155)	(32.22)
FDIC assessment	262	42	39	220	523.81	3	7.69
Other	2,203	1,194	1,092	1,009	84.51	102	9.34

Total noninterest expense	$20,987	$15,994	$14,946	$4,993	31.22%	$1,048	7.01%

2007 Compared to 2006

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

Occupancy expense decreased $10 thousand for the year ended December 31, 2007 to $1.67 million. This decrease was primarily due to a decrease in building maintenance expense netted against an increase in rent expense.

Data processing expense increased $14 thousand, or 2.34%, to $612 thousand from 2006 to 2007. This increase is due to costs associated with improvements made to the online banking product and implementation of deposit capture in the branches.

All other expenses combined to cause an increase of $196 thousand from 2006 to 2007. The largest change occurred in the bank franchise tax category which increased $184 thousand from 2006 to 2007 as a result of higher Bank equity after the rights and public offerings in 2006.

Provision for Income Taxes

Income tax expense for 2008, 2007, and 2006 was $3.66 million, $3.59 million, and $3.13 million, respectively. The Company’s effective tax rate for the years ended December 31, 2008, 2007, and 2006 was 33.78%, 34.52% and 34.18%, respectively, and differed from the statutory rate of 34.23% in 2008, 34.18% in 2007 and 34.00% in 2006 primarily due to the tax impact of interest and dividends derived from certain investment securities and nondeductible expenses.

Financial Condition

Loans

As a holding company of multiple community banks, the Company has a primary objective of meeting the business and consumer credit needs within its markets where standards of profitability, client relationships and credit quality can be met. As shown in Table 5, the overall loan portfolio grew $2.13 billion, or 445.87%, from year-end 2007 to year-end 2008. The growth primarily resulted from the acquisitions of Shore Bank, with $252.07 million in loans at December 31, 2008, and Gateway Bank and Trust, with $1.84 billion in loans at December 31, 2008.

Table 5: Loans by Classification

December 31,	2008		2007		2006		2005		2004
(In thousands)	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial	$451,426	17.33%	$109,783	23.01%	$72,133	19.23%	$60,972	21.37%	$58,501	21.26%
Construction	897,288	34.45	165,469	34.68	116,812	31.15	85,205	29.86	73,508	26.71
Real estate - commercial mortgage	673,351	25.85	151,601	31.77	140,260	37.40	104,313	36.56	108,314	39.36
Real estate - residential mortgage	533,824	20.50	38,523	8.07	25,523	6.81	20,011	7.01	17,900	6.50
Installment loans to individuals	50,085	1.92	11,976	2.51	20,599	5.49	15,107	5.30	17,251	6.27
Deferred loan fees and related costs	(1,384)	(0.05)	(203)	(0.04)	(283)	(0.08)	(278)	(0.10)	(284)	(0.10)

Total loans	$2,604,590	100.00%	$477,149	100.00%	$375,044	100.00%	$285,330	100.00%	$275,190	100.00%

Commercial loans consist of loans to businesses which typically are not collateralized by real estate. Generally the purpose of commercial loans is for the financing of accounts receivable, inventory, or equipment and machinery. The commercial loan portfolio increased $341.64 million from the 2007 year-end balance of $109.78 million to the 2008 year-end balance of $451.43 million. Shore Bank and Gateway Bank and Trust represented $19.56 million and $334.58 million, respectively, of this loan category at year-end. The commercial loan category grew 52.20% from year-end 2006 to year-end 2007.

Construction and development loans increased $731.82 million from the year-end 2007 balance of $165.47 million to the year-end 2008 balance of $897.29 million. Shore Bank and Gateway Bank and Trust represented $40.48 million and $693.43 million, respectively, of balances outstanding at year-end. Construction and development loans are made to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties, and commercial projects, as well as the development of residential neighborhoods and commercial office parks. The construction loan category grew 41.65% from year-end 2006 to year-end 2007.

The Company makes real estate-commercial mortgage loans for the purchase and re-financing of owner occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities and other non-residential types of properties. The real estate-commercial mortgage loan portfolio increased $521.75 million from the 2007 year-end balance of $151.60 million to the 2008 year-end balance of $673.35 million. Shore Bank and Gateway Bank and Trust represented $45.34 million and $445.78 million, respectively, of year-end balances in this category. The real estate-commercial mortgage loan category increased 8.09% from year-end 2006 to year-end 2007.

The real estate-residential mortgage portfolio includes first and second mortgage loans, home equity lines of credit, and other term loans secured by first and second mortgages. Mortgage loans held for sale of $5.06 million are included in this category at December 31, 2008. First mortgage loans are generally for the purchase of permanent residences, second homes, or residential investment property. Second mortgages and home equity loans are generally for personal, family, and household purposes such as home improvements, major purchases, education, and other personal needs. The Bank of Hampton Roads and Gateway Bank and Trust refer a substantial portion of their residential real estate business to their mortgage corporation affiliate, Tidewater Home Funding, and their subsidiary, Gateway Bank Mortgage, Inc. Historically, Shore Bank has typically retained its nonconforming residential real estate mortgage products, but does operate a mortgage banking division in which it refers longer-term, fixed rate, conforming mortgages on a pre-sold basis. The real estate-residential mortgage loan portfolio increased $495.30 million from the 2007 year-end balance of $38.52 million to the 2008 year-end balance of $533.82 million. Shore Bank and Gateway Bank and Trust accounted for the majority of this growth with $140.46 million and $335.55 million, respectively, at year-end. The real estate-residential mortgage loan category increased 50.93% from year-end 2006 to year-end 2007.

Installment loans to individuals are made on a regular basis for personal, family, and general household purposes. More specifically, the Company makes automobile loans, home improvement loans, loans for vacations and debt consolidation loans. The installment loan portfolio increased $38.11 million from the 2007 year-end balance of $11.98 million to the 2008 year-end balance of $50.09 million. Shore Bank and Gateway Bank and Trust represented $6.08 million and $19.01 million, respectively, of this increase. The installment loan category decreased 41.86% from year-end 2006 to year-end 2007.

The Company’s specialization in construction and development lending has resulted in a loan concentration, defined as 10.00% of the total loan portfolio, in loans to real estate developers. As of year-end 2008, the Company had $897.29 million, or 34.45% of total loans, in loans outstanding to finance construction and development. These loans are collateralized by the underlying real estate.

The acquisitions of Shore Bank and Gateway Bank and Trust significantly increased the Company’s loan portfolio at December 31, 2008. The Company’s long-range objective continues to be profitable growth in the loan portfolio, while its short-term focus will be on absorbing the acquired companies’ loan portfolios and managing the entire loan portfolio through the current challenging economic conditions. Additionally, management remains committed to strengthening the Company through community involvement, relationships with existing customers, enhancement of the Company’s image as a community asset, and management’s strengthened efforts to offer competitively-priced products, while offering high quality, personalized service. Additionally, the Company’s prudent business practices and internal guidelines and underwriting standards will continue to be followed in making lending decisions in order to manage exposure to loan losses.

Table 6 sets forth the maturity periods of the Company’s loan portfolio as of December 31, 2008. Demand loans are reported as due within one year. Loans are included in the period in which they contractually mature. Variable rate loans with floors are considered fixed rate are considered fixed rate loans for the purpose of this report once the floors have been reached. Since the majority of the Company’s loan portfolio is short-term the Company can re-price its portfolio frequently to adjust the portfolio to current market rates.

Table 6: Loan Maturities Schedule

December 31, 2008
(In thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$86,758	$310,836	$96,168	$159,431	$8,784	$661,977
1 to 5 years	7,998	12,649	40,077	63,230	815	124,769
After 5 years	1,502	15,157	16,969	101,804	250	135,682

Total variable rate	$96,258	$338,642	$153,214	$324,465	$9,849	$922,428

Fixed Rate:
Within 1 year	$168,433	$437,403	$144,473	$52,209	$8,636	$811,154
1 to 5 years	169,884	105,435	329,835	104,415	30,424	739,993
After 5 years	16,851	15,808	45,829	52,735	1,176	132,399

Total fixed rate	$355,168	$558,646	$520,137	$209,359	$40,236	$1,683,546

Total maturities	$451,426	$897,288	$673,351	$533,824	$50,085	$2,605,974

Non-Performing Assets

Total non-performing assets were $41.20 million, or 1.34% of total assets at year-end 2008, as compared to $2.64 million, or 0.47% of total assets at year-end 2007 and $1.63 million, or 0.34% of total assets at year-end 2006. Management classifies non-performing assets as those loans in nonaccrual status, those loans on which payments have been delinquent 90 days or more, but are still accruing interest, and real estate acquired in settlement of loans. Management closely reviews the composition of non-performing assets and related collateral values.

Loans categorized as 90 days or more past due, but still accruing interest, were $3.22 million and $852 thousand at December 31, 2008 and 2007, respectively. The Company did not have any loans categorized as 90 days or more past due at December 31, 2006.

Nonaccrual loans were $32.89 million at December 31, 2008 compared to $1.79 million and $1.63 million at December 31, 2007 and 2006, respectively. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful. Had income on nonaccrual loans been recorded under original terms, $98,586, $164,006, and $153,128 of additional interest income would have been recorded in 2008, 2007, and 2006, respectively. There were no interest payments recorded in 2008 as interest income for nonaccrual loans.

The Company had $5.09 million of real estate acquired in settlement of loans at December 31, 2008, while it did not have any such real estate at year-end 2007 and 2006.

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

As part of the loan loss reserve methodology, loans are categorized into one of five pools: commercial, construction, commercial real estate, residential real estate, and consumer installment. These categories are further subdivided by assigned asset quality. Loss factors are calculated using the above mentioned qualitative data and then are applied to each of the loan pools to determine a reserve level for each of the five pools of loans. In addition, special allocations may be assigned to nonaccrual or other problem credits.

After considering these factors, the allowance for loan losses was $51.22 million, or 1.97% of outstanding loans at year-end 2008. This compares to an allowance of $5.04 million, or 1.06% of total loans and $3.91 million, or 1.04% of total loans at year-end 2007 and 2006, respectively, as seen in

Table 7. At present, management believes the allowance for loan losses is commensurate with the risk existing in the Company’s loan portfolio. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available at the time of their examinations.

The Company’s provision for loan losses in 2008 was $1.42 million compared to $1.23 million in 2007 and $180 thousand in 2006. The increased provision for loan losses during 2007 was attributable to the growth in the loan portfolio and the current economic environment. Additionally, during 2006, recoveries on loans exceeded charge-offs, which resulted in a lower provision for loan losses that year. Management will continue to adjust the allowance for loan losses in 2009 as the portfolio risks dictate. In addition, any new initiatives the U.S. government implements that may offer relief to the Company’s borrowers will be reviewed.

Table 7: Allowance for Loan Losses Analysis

December 31,
(In thousands)	2008	2007	2006	2005	2004
Allowance for Loan Losses:
Balance at beginning of year	$5,043	$3,911	$3,597	$3,071	$2,948
Acquired through Shore Bank merger	2,932	—	—	—	—
Acquired through Gateway Bank & Trust merger	42,060	—	—	—	—
Charge-offs:
Commercial	(37)	—	—	(24)	(845)
Construction	—	(91)	—	—	—
Real estate - commercial mortgage	—	—	—	—	—
Real estate - residential mortgage	(157)	—	—	—	—
Installment loans to individuals	(143)	(18)	(59)	(75)	(95)

Total charge-offs	(337)	(109)	(59)	(99)	(940)
Recoveries:
Commercial	—	—	166	119	110
Construction	4	—	—	—	—
Real estate - commercial mortgage	—	—	—	—	—
Real estate - residential mortgage	—	—	—	—	—
Installment loans to individuals	98	9	27	20	27

Total recoveries	102	9	193	139	137
Net (charge-offs) recoveries	(235)	(100)	134	40	(803)
Provision for loan losses	1,418	1,232	180	486	926

Balance at end of year	$51,218	$5,043	$3,911	$3,597	$3,071

Allowance for loan losses to year-end loans	1.97%	1.06%	1.04%	1.26%	1.12%

Ratio of net (charge-offs) recoveries to average loans	(0.04)%	(0.02)%	0.04%	0.01%	(0.34)%

The Company has allocated the allowance for loan losses to the categories as shown in Table 8. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loan.

Table 8: Allocation of Allowance for Loan Losses

December 31,
(In thousands)	2008	2007	2006	2005	2004
Commercial	$10,374	$1,447	$1,058	$1,068	$1,040
Construction	18,529	1,522	993	767	588
Real estate - commercial mortgage	10,959	1,395	1,192	978	961
Real estate - residential mortgage	8,009	264	160	130	118
Installment loans to individuals	506	166	290	307	310
Unallocated	2,841	249	218	347	54

Total allowance for loan losses	$51,218	$5,043	$3,911	$3,597	$3,071

Investment Securities and Overnight Funds Sold

The Company’s investment portfolio primarily consists of available-for-sale U.S. Agency securities. At year-end 2008, the estimated market value of available-for-sale investment securities held by the Company was $149.64 million, an increase of 253.11% over the $42.38 million at year-end 2007. This increase resulted primarily from the acquisitions of Shore Bank and Gateway Bank and Trust, accounting for $11.56 million and $115.89 million, respectively, of available for sale securities at December 31, 2008. At year-end 2007, investment securities available-for-sale decreased 23.74% to $42.38 million from $55.57 million at year-end 2006. The 2007 decrease resulted from the maturity of investment securities with proceeds of $15.17 million, netted against the purchase of investment securities with a cost of $1.24 million, the change in unrealized gains and losses and unamortized premiums/unaccreted discounts on the remaining securities. As securities matured during 2007 and 2008, the proceeds were used to fund loan growth and other liquidity needs to the extent that they were not replaced to fulfill pledging requirements.

Table 9 displays the contractual maturities and weighted average yields from investment securities at year-end 2008. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 9: Investment Maturities and Yields

December 31, 2008 (In thousands)	Amortized Cost	Market Value	Weighted Average Yield
Maturities:
U.S. agency securities:
Within 1 year	$16,023	$16,256	3.97%
After 1 year, but within 5 years	5,020	5,202	4.62
After 5 years but within 10 years	3,541	3,541	5.44

Total U.S. agency securities	24,584	24,999	4.32

State and municipal securities
Within 1 year	454	453	3.75
After 1 year, but within 5 years	4,185	4,213	4.84
After 5 years but within 10 years	3,398	3,406	5.35
After 10 years	10,149	10,145	5.95

Total state and municipal securities	18,186	18,217	5.53

Mortgage-backed securities
After 1 year, but within 5 years	747	755	4.49
After 5 years, but within 10 years	336	355	4.50
After 10 years	94,119	94,138	5.50

Total mortgage-backed securities	95,202	95,248	5.49

Corporate debt securities
Within 1 year	685	685	3.28
After 1 year, but within 5 years	4,408	4,408	5.44

Total corporate debt securities	5,093	5,093	5.15

Equity securities	6,747	6,080	—

Total investment securities available-for-sale	$149,812	$149,637	5.04%

The Company’s investment portfolio serves as a source of liquidity to fund future loan growth and to meet the necessary collateral requirements of the State Treasury Department, Federal Reserve Bank (“FRB”), and Federal Home Loan Bank (“FHLB”). As part of the Company’s asset/liability management policy, management has invested in high quality securities with varying maturity dates which reduces the impact of changes in interest rates.

The Company does not use derivatives or other off-balance sheet transactions, such as futures contracts, forward obligations, interest rate swaps, or options.

Overnight funds sold are temporary investments used for daily cash management purposes, as well as management of short-term interest rate opportunities and interest rate risk, and as a result, daily balances vary. As of year-end 2008, overnight funds sold were $510 thousand compared to $183 thousand as of year-end 2007, with the increase primarily resulting from the SFC and GFH acquisitions during 2008. Overnight funds are comprised of federal funds sold and high quality money market instruments consisting of short-term debt securities that are U.S. Government issued or guaranteed.

Deposits

Deposits are the most significant source of the Company’s funds for use in lending and general business purposes. The Company’s balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. In 2008, average deposits increased $173.33 million, or 44.55%, to a new high of $562.39 million, primarily resulting from the addition of Shore Bank and organic growth at the Bank of Hampton Roads. This increase was a continuation of the growth experienced in 2007 of $55.81 million, or 16.75%, to $389.06 million.

See Table 10 for a comparison of year-end deposits by classification for the previous three years. Total deposits at December 31, 2008 increased $1.86 billion, or 432.18%, to $2.30 billion as compared to year-end 2007 total deposits of $431.46 million. Shore Bank and Gateway Bank and Trust accounted for $195.36 million and $1.68 billion, respectively, of the year-end 2008 balances. Year-end 2007 total deposits grew $68.20 million, or 18.77%, to $431.46 million as compared to year-end 2006 total deposits of $363.26 million.

In addition to the affect of acquiring Shore Bank and Gateway Bank & Trust, the Company has experienced a shift in the composition of deposits in recent years resulting from the strong competition for deposit accounts within the local market. During 2008, noninterest bearing demand deposits increased $140.26 million to $240.81 million, interest bearing demand deposits increased $643.71 million to $684.00 million, and savings accounts increased $35.91 million to $118.00 million. Time deposits with balances less than $100,000 increased $743.95 million, or 647.86%, during 2008 over the 2007 balance of $114.83 million, while time deposits with balances of $100,000 or more increased $300.86 million, or 321.16%, during 2008 over the 2007 balance of $93.68 million. The increase in total time deposits resulted from the two acquisitions and the Company’s continued effort to remain competitive in its local markets. During 2007 and 2008, the Company also used the national certificate of deposit market by posting certificate of deposit rates on a rate board viewed on-line by registered depositors nation-wide and acquired funds through the brokered certificate of deposit market. Using these funding mechanisms, the Company can better control the type and amount of deposits generated and the interest rates paid. Due to strong local competition for deposits, the deposits generated via the brokered and national markets are frequently obtained at lower interest rates than local deposits of similar terms. While the Company incurs a broker fee using the brokered market, it communicates directly with the depositors and does not pay a fee to a broker to obtain the national rate board certificates of deposit funds. The Company had $405.57 million and $5.00 million in brokered funds as of December 31, 2008 and 2007, respectively.

Table 10: Deposits by Classification

December 31,	2008		2007		2006
(In thousands)	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest bearing demand	$240,813	10.49%	$100,553	23.31%	$97,559	26.87%
Interest bearing demand	684,009	29.79	40,299	9.34	42,486	11.70
Savings	118,001	5.14	82,093	19.03	73,831	20.32
Time deposits less than $100,000	858,787	37.40	114,833	26.62	76,757	21.13
Time deposits $100,000 or more	394,536	17.18	93,679	21.71	72,628	19.99

Total deposits	$2,296,146	100.00%	$431,457	100.00%	$363,261	100.00%

The Company will continue funding assets with deposit liability accounts and focus on core deposit growth as its primary source of liquidity and stability. Core deposits typically are non-brokered and consist of noninterest bearing demand accounts, interest checking accounts, money market accounts, savings accounts, and time deposits of less than $100,000. Core deposits totaled $1.50 billion, or 65.15% of total deposits at year-end 2008 compared to $332.78 million, or 77.13% of total deposits at year-end 2007 and $290.63 million, or 80.01% of total deposits at year-end 2006.

Borrowings

Additional sources of funds used by the Company are short-term and long-term borrowings from various sources including the Federal Reserve Bank discount window, Federal Home Loan Bank of Atlanta, purchased funds from correspondent banks, reverse repurchase accounts, and subordinated debentures.

At December 31, 2008 and 2007, the Company had advances from the FHLB totaling $279,064,674 and $53,000,000, respectively. Interest only is payable on a monthly or quarterly basis until maturity. Maturities of FHLB borrowings at December 31, 2008 were as follows:

(in thousands)	Balance
2009	$32,000
2010	11,948
2011	15,000
2012	199,531
2014	350
2017	20,236

$279,065

FHLB borrowings carry a weighted average interest rate of 4.18% and are all at fixed interest rates except for five variable rate or convertible advances that total $48,350,000. The FHLB borrowings were collateralized with 1-4 family residential real estate loans, commercial real estate loans, and investment securities.

The Company acquired two reverse repurchase agreements in the Gateway Merger. Each repurchase agreement is for $10.0 million and is collateralized with mortgage backed securities with a similar fair market value. The first repurchase agreement has a five year term with an interest rate fixed at 4.99% until it is repurchased by the counterparty on August 1, 2011. The second repurchase agreement has a seven year term with a repurchase date of August 1, 2013. The interest rate of this agreement is a variable rate of 9.85%, minus three month LIBOR (1.83% at December 31, 2008), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2008 was 5.85%. Both agreements are callable by the counterparty on a quarterly basis. The estimated fair value of these agreements as of the merger on December 31, 2008 was $22 million.

As part of the Gateway Merger, the Company acquired four placements of trust preferred securities as follows:

	Amount (in thousands)	Interest Rate	Redeemable on or After	Mandatory Redemption
Gateway Capital Statutory Trust I	$8,000	LIBOR + 3.10%	September 17, 2008	September 17, 2033
Gateway Capital Statutory Trust II	7,000	LIBOR + 2.65%	July 17, 2009	June 17, 2034
Gateway Capital Statutory Trust III	15,000	LIBOR + 1.50%	May 30, 2011	May 30, 2036
Gateway Capital Statutory Trust IV	25,000	LIBOR + 1.55%	July 30, 2012	July 30, 2037

LIBOR in the table above refers to 3 month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The estimated fair value of these debentures as of the merger on December 31, 2008 was $27 million.

The Company has borrowed $28 million from another bank. This borrowing has a variable interest rate of prime minus 1% with a floor of 4% (4% at December 31, 2008) and is payable in full on July 1, 2009.

Capital

Total shareholders’ equity increased $271.15 million, or 368.11%, to $344.81 million at December 31, 2008. This increase primarily resulted from the additional capital generated by the two acquisitions, equity received in conjunction with the Company’s participation in the U.S. Treasury’s Capital Purchase Program (discussed below) and current year net income. Other factors affecting stockholders’ equity included stock option exercises, dividends paid, dividends reinvested, common stock repurchased, change in unrealized gains and losses on securities available-for-sale, and stock issued as a part of the employee benefit plans.

On December 31, 2008, as part of the Capital Purchase Program established by the U.S. Department of the Treasury (the “Treasury”) under the Emergency Economic Stabilization Act of 2008 (“EESA”), the Company entered into a Letter Agreement and Securities Purchase Agreement—Standard Terms (collectively, the “Purchase Agreement”) with the Treasury, pursuant to which the Company sold (i) 80,347 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series C, no par value per share, having a liquidation preference of $1,000 per share (the “Series C Preferred Stock”) and (ii) a warrant (the “Warrant”) to purchase 1,325,858 shares of the Company’s common stock, $0.625 par value per share (the “Common Stock”), at an initial exercise price of $9.09 per share, subject to certain anti-dilution and other adjustments, for an aggregate purchase price of $80,347,000 in cash.

The Series C Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and thereafter at a rate of 9% per annum. The Series C Preferred Stock is generally non-voting. Prior to December 31, 2011, unless the Company has redeemed the Series C Preferred Stock or the Treasury has transferred the Series C Preferred Stock to a third party, the consent of the Treasury will be required for the Company to increase its common stock dividend or repurchase the Common Stock or other equity or capital securities, other than certain circumstances specified in the Purchase Agreement.

The Warrant is immediately exercisable. The Warrant provides for the adjustment of the exercise price and the number of shares of Common Stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distribution of securities or other assets to holders of Common Stock, and upon certain issuances of Common Stock at or below a specified price relative to the then-current market price of Common Stock. The Warrant expires ten years from the issuance date. Pursuant to the Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Upon the request of the Treasury at any time, the Company has agreed to promptly enter into a deposit arrangement to which the Series C Preferred Stock may be deposited and depositary shares (“Depositary Shares”), representing fractional shares of Series C Preferred Stock, may be issued. The Company has agreed to register the Series C Preferred Stock, the Warrant, the shares of Common Stock underlying the Warrant and Depositary Shares, if any, as soon as practicable after the date of the issuance of the Series C Preferred Stock and the Warrant.

The Company and the Banks are subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses.

Management believes that the Company and the Banks were “well-capitalized,” the highest category of capitalization defined by the regulators, as of December 31, 2008. For more information on the Company’s regulatory capital requirements, see Note No. 20 in the accompanying Notes to Consolidated Financial Statements. The Company continually monitors current and projected capital adequacy positions of both the Company and the Banks. Maintaining adequate capital levels is integral to providing stability to the Company, resources to achieve the Company’s growth objectives, and returns to the shareholders in the form of dividends.

During 2008, the Company repurchased 131,406 shares of its common stock in open market and privately negotiated transactions at prices ranging from $9.51 to $13.13. During 2007, the Company repurchased 232,490 shares of its common stock in open market and privately negotiated transactions at prices ranging from $12.14 to $14.62. During 2006, the Company repurchased 380,613 shares of its common stock in open market and privately negotiated transactions at prices ranging from $10.00 to $12.18.

Liquidity

Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. At December 31, 2008, cash and due from banks, overnight funds sold, interest-bearing deposits in other banks, and investment securities and loans maturing within one year were $1.65 billion, or 53.70% of total assets. As a result of the Company’s management of liquid assets and the ability to generate liquidity through liability funding, management believes the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.

The Company also possesses additional sources of liquidity through a variety of borrowing arrangements. The Banks maintain federal funds lines with large regional and national banking institutions and through the Federal Reserve Discount Window. These available lines totaled approximately $430.66 million at December 31, 2008, of which $73.30 million was outstanding. Federal funds purchased during 2008 averaged $3.41 million compared to an average of $609 thousand during 2007.

The Banks have credit lines in the amount of $366.35 million at the FHLB. These lines may be utilized for short and/or long term borrowing. The Banks have utilized the credit lines for overnight funding throughout 2008 and 2007 with average balances of $7.89 million and $1.06 million, respectively. At December 31, 2008, the Banks had $34.30 million of these short-term credit lines outstanding, while none were outstanding at year-end 2007. Long-term FHLB borrowings were $279.07 million and $53.00 million at year-end 2008 and 2007, respectively.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. For more information on the Company’s off-balance sheet arrangements, see Note No. 12 in the accompanying Notes to Consolidated Financial Statements.

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

Table 11 illustrates the expected effect on net interest income for the twelve months following each of the two year-ends 2008 and 2007 due to an immediate change in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 11: Effect on Net Interest Income

December 31, (in thousands)	2008 Change in Net Interest Income		2007 Change in Net Interest Income
	Amount	%	Amount	%
Change in Interest Rates:
+200 basis points	$(4,338)	(4.08)%	$4,494	19.39%
+ 100 basis points	(2,382)	(2.24)	2,249	9.70
- 100 basis points	N/A	N/A	(2,230)	(9.62)
- 200 basis points	N/A	N/A	(4,333)	(18.69)

As indicated in Table 11, the Company’s interest rate sensitivity shifted from asset-sensitive to liability-sensitive during 2008. This shift was caused by the acquisition of Gateway Bank & Trust with its large portfolio of short-term funding sources and a conscious effort by management to take advantage of the low interest rate funding available in the overnight markets. It should be noted, however, that the simulation analysis is based upon equivalent changes in interest rates for all categories of assets and liabilities. In normal operating conditions, interest rate changes rarely occur in such a uniform manner. Many factors affect the timing and magnitude of interest rate changes on financial instruments. In addition, management may deploy strategies that offset some of the impact of changes in interest rates. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis.

The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. At December 31, 2008, the Company’s one year “negative gap” (interest bearing liabilities maturing or re-pricing within a defined period exceed interest earning assets maturing or re-pricing within the same period) was approximately $395.14 million, or 12.62% of total assets. Thus, during periods of rising interest rates, this implies that the Company’s net interest income would be negatively affected because the cost of the Company’s interest bearing liabilities is likely to rise more quickly than the yield of its interest earning assets. In periods of falling interest rates, the opposite effect on net interest income is likely to occur. At December 31, 2007, the Company’s one year “positive gap” was $67.77 million, or 12.02% of total assets.

Table 12 sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2008 that are subject to re-pricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

Table 12: Interest Rate Sensitivity

December 31, 2008 (In thousands)	1 - 90 Days	91 Days - 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Interest Earning Assets:
Loans	$931,307	$609,856	$461,453	$464,690	$137,284	$2,604,590
Investments	36,526	20,312	23,989	19,354	77,251	177,432
Interest-bearing deposits in other banks	4,975	—	—	—	—	4,975
Overnight funds sold	510	—	—	—	—	510

Total	$973,318	$630,168	$485,442	$484,044	$214,535	$2,787,507

Cummulative total	$973,318	$1,603,486	$2,088,928	$2,572,972	$2,787,507

Interest Bearing Liabilities:
Interest checking	$215,223	$—	$—	$—	$—	$215,223
Money market	468,786	—	—	—	—	468,786
Savings	118,001	—	—	—	—	118,001
Time deposits	468,094	591,072	157,474	35,680	1,003	1,253,323
Borrowings	110,446	27,000	60,967	210,417	20,758	429,588

Total	$1,380,550	$618,072	$218,441	$246,097	$21,761	$2,484,921

Cumulative total	$1,380,550	$1,998,622	$2,217,063	$2,463,160	$2,484,921

Interest sensitivity gap	$(407,232)	$12,096	$267,001	$237,947	$192,774	$302,586

Cumulative interest sensitivity gap	$(407,232)	$(395,136)	$(128,135)	$109,812	$302,586

Cumulative interest sensitivity gap as a percentage of total assets	(13.02)%	(12.62)%	(3.95)%	3.78%	10.05%

Contractual Obligations

The Company’s contractual obligations consist of time deposits, borrowings, and operating lease obligations. Table 13 shows payment detail for these contractual obligations as of December 31, 2008.

Table 13: Contractual Obligations

December 31, 2008 (In thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Time deposits	$1,059,166	$157,474	$35,680	$1,003	$1,253,323
FHLB borrowings	32,000	26,948	199,881	20,236	279,065
Other borrowings	28,000	11,019	11,058	27,146	77,223
Overnight funds purchased	73,300	—	—	—	73,300
Operating lease obligations	2,720	4,880	3,790	13,114	24,504

Total contractual obligations	$1,195,186	$200,321	$250,409	$61,499	$1,707,415

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

Allowance for Loan Losses

The allowance for loan losses reflects the estimated losses resulting from the inability of our borrowers to make required loan payments. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

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

Goodwill and Other Intangible Assets

Intangible assets include goodwill and other identifiable assets, such as core deposit premiums, resulting from acquisitions. Core deposit premiums are amortized primarily on a straight-line basis over the estimated life of the deposits. Intangible assets related to insurance agency acquisitions are amortized over the expected life of the book of business acquired. Intangible assets related to employee contracts are amortized over the life of the contracts. Goodwill is not amortized but is tested annually for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit. Examples of such events or circumstances include adverse changes in legal factors, business climate, unanticipated competition, changes in regulatory environment or loss of key personnel.

The Company tests for impairment in accordance with FASB SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Potential impairment of goodwill exists when the carrying amount of a reporting unit exceeds its fair value. The fair value of a reporting unit is computed using one or a combination of the following three methods: income, market value, or cost method. The income method uses a discounted cash flow analysis to determine fair value by considering a reporting unit’s capital structure and applying a risk-adjusted discount rate to forecast earnings based on a capital asset pricing model. The market value method uses recent transaction analysis or publicly traded comparable analysis for similar assets and liabilities to determine fair value. The cost method assumes the net assets of a recent business combination accounted for under the purchase method of accounting will be recorded at fair value if no event or circumstance has occurred triggering a decline in the value. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and a second step of impairment testing will be performed. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. The loss recognized is limited to the carrying amount of goodwill. Once an impairment loss is recognized, future increases in fair value will not result in the reversal of previously recognized losses.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) reached a consensus on Emerging Issues Task Force (“EITF”) Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, (“EITF Issue 06-4”). In March 2007, the FASB reached a consensus on EITF Issue 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements, (“EITF Issue 06-10”). Both of these standards require a company to recognize an obligation over an employee’s service period based upon the substantive agreement with the employee such as the promise to maintain a life insurance policy or provide a death benefit postretirement. The Company adopted the provisions of these standards effective January 1, 2008. The adoption of these standards was not material to the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement was effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB has approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 was not material to the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 was effective as of the beginning of an entity’s first fiscal year that began after November 15, 2007, with early adoption available in certain circumstances. The Company adopted SFAS 159 effective January 1, 2008. The Company decided not to report any existing financial assets or liabilities at fair value that are not already reported, thus the adoption of this statement did not have a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity’s first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on the consolidated financial statements, at this time.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51 (“SFAS 160”). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Company does not expect the implementation of SFAS 160 to have a material impact on the consolidated financial statements, at this time.

In November 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Implementation of SAB 109 did not have a material impact on the consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, Use of a Simplified Method in Developing Expected Term of Share Options (“SAB 110”). SAB 110 expresses the current view of the staff that it will accept a company’s election to use the simplified method discussed in SAB 107 for estimating the expected term of “plain vanilla” share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. Implementation of SAB 110 did not have a material impact on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133 (“SFAS No. 161”). SFAS No. 161 requires that an entity provide enhanced disclosures related to derivative and hedging activities. SFAS No. 161 is effective for the Company on January 1, 2009 and is not expected to have a material impact on the consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. 142-3”). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142. The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R). FSP No. 142-3 is effective for the Company on January 1, 2009, and applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The adoption of FSP No. 142-3 is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Management does not expect the adoption of the provision of SFAS No. 162 to have any impact on the consolidated financial statements.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP 133-1 and FIN 45-4”). FSP 133-1 and FIN 45-4 require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance and cash flows. The disclosures required by FSP 133-1 and FIN 45-4 were effective for the Company on December 31, 2008 and did not have a material impact on the consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have a material impact on the Company’s consolidated financial statements.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interest in variable interest entities, adoption of the FSP will not affect the Company’s financial condition, results of operations or cash flows.

In January 2009, the FASB reached a consensus on EITF Issue 99-20-1. This FSP amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. The FSP is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The FSP was effective as of December 31, 2008 and did not have a material impact on the consolidated financial statements.

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

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the risk factors summarized below and the more detailed discussions in the “Risk Factors” and “Business” sections in the 2008 Form 10-K. Our risks include, without limitation, the following:

•	Difficult market conditions in our industry;

•	Unprecedented levels of market volatility;

•	Effects of the soundness of other financial institutions;

•	Uncertain outcome of recently enacted legislation to stabilize the U.S. financial institution;

•	Losses that may be incurred if we are unable to manage interest rate risk;

•	Our dependence on key personnel;

•	Potential lack of resources of our smaller target business market;

•	The high level of competition within the banking industry;

•	The adequacy of our estimate for known and inherent losses in our loan portfolio;

•	Our ability to manage our growth;

•	Potential declines in asset quality;

•	Potential affect of an identification of a material weakness or a significant deficiency in our internal control over financial reporting;

•	Potential affect of our liquidity needs on our results of operations and financial condition;

•	Possibility that our recent results may not be indicative of our future results;

•	Potential affect of our dependence on the accuracy and completemess of information about clients and counterparties;

•	Our dependence on construction and land development loans that could be negatively affected by a downturn in the real estate market;

•	We serve a limited market area, and an economic downturn in our market area could adversely affect our business;

•

If the value of real estate in the Company’s core market areas were to decline materially, a significant portion of its loan portfolio could become under-collaterlized, which could have a material adverse effect on it;

•	A significant part of Gateway’s loan portfolio is unseasoned;

•	Our operations and customers might be affected by the occurrences of natural disaster or other catastrophic event in its market area;

•	The decline in the fair market value of various investment securities available for sale could result in future impairment losses;

•	Changes in interest rate;

•	Governmental and regulatory changes that may adversely affect our expenses and cost structure;

•	The threat from technology based frauds and scams;

•	Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors;

•	Trading in our common stock has been sporadic and volume has been light so shareholders may not be able to quickly and easily sell their common stock;

•

Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock;

•	Our directors and officers have significant voting power; and

•	We may fail to realize all of the anticipated benefits of the mergers with SFC and GFH.

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

Management’s Report on Internal Control Over Financial Reporting

Management of Hampton Roads Bankshares, Inc. and its subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. As of the end of the Company’s 2008 fiscal year, management, including the chief executive and chief financial officers, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This assessment did not include internal control over financial reporting related to Gateway Financial Holdings, Inc. because it was acquired by the Company on December 31, 2008 in a purchase business combination. The total assets of Gateway Financial Holdings, Inc. represented $2.2 billion of the Company’s total assets on December 31, 2008. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2008 is effective.

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

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Yount, Hyde & Barbour, P.C., the independent registered public accounting firm who also audited the Company’s consolidated financial statements included in this Annual Report on Form 10-K. Yount, Hyde & Barbour, P.C.’s attestation report on the Company’s internal control over financial reporting appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.

Norfolk, Virginia

We have audited the accompanying consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Hampton Roads Bankshares, Inc. for the year ended December 31, 2006, were audited by other auditors whose report, dated March 1, 2007, expressed an unqualified opinion on those statements.

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

In our opinion, the 2008 and 2007 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows the years then ended, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hampton Roads Bankshares, Inc. and subsidiaries’ internal control over financial reporting (excluding Gateway Financial Holdings and subsidiaries) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 27, 2009 expressed an unqualified opinion on the effectiveness of Hampton Roads Bankshares, Inc.’s internal control over financial reporting.

Winchester, Virginia

March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.

Norfolk, Virginia

We have audited Hampton Roads Bankshares, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Gateway Financial Holdings, Inc. and subsidiaries from its assessment of internal control over financial reporting as of December 31, 2008, because it was acquired by the Company in a purchase business combination on December 31, 2008. We have also excluded Gateway Financial Holdings, Inc and subsidiaries from our audit of internal control over financial reporting. Gateway Financial Holdings, Inc and subsidiaries are wholly owned subsidiaries whose total assets represent approximately 71% of the related consolidated financial statement amount as of December 31, 2008.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended and our report dated March 27, 2009 expressed an unqualified opinion.

Winchester, Virginia

March 27, 2009

Consolidated Balance Sheets

December 31, 2008 and 2007

(in thousands, except share data)	2008	2007
Assets:
Cash and due from banks	$42,827	$19,758
Overnight funds sold	510	183
Interest-bearing deposits in other banks	4,975	5,623
Investment securities available-for-sale, at fair value	149,637	42,377
Restricted equity securities, at cost	27,795	4,704
Loans	2,604,590	477,149
Allowance for loan losses	(51,218)	(5,043)

Net loans	2,553,372	472,106
Premises and equipment, net	101,335	11,967
Interest receivable	12,272	2,431
Other real estate owned	5,092	—
Deferred tax assets, net	32,616	2,658
Intangible assets	98,367	—
Bank owned life insurance	46,603	773
Other assets	10,310	1,248

Total assets	$3,085,711	$563,828

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing demand	$240,813	$100,553
Interest bearing:
Demand	684,009	40,299
Savings	118,001	82,093
Time deposits:
Less than $100	858,787	114,833
$100 or more	394,536	93,679

Total deposits	2,296,146	431,457
Federal Home Loan Bank borrowings	279,065	53,000
Other borrowings	77,223	—
Overnight funds purchased	73,300	—
Interest payable	5,814	1,636
Other liabilities	9,354	4,075

Total liabilities	2,740,902	490,168
Commitments and contingencies	—	—
Shareholders’ equity:
Preferred stock—1,000,000 shares authorized:
Series A non-convertible non-cumulative perpetual preferred stock, $1,000 liquidation value, 23,266 shares issued and outstanding at December 31, 2008	18,292	—
Series B non-convertible non-cumulative perpetual preferred stock, $1,000 liquidation value, 37,550 shares issued and outstanding at December 31, 2008	40,953	—
Series C fixed rate cumulative preferred stock, $1,000 liquidation value, 80,347 shares issued and outstanding at December 31, 2008	74,297	—
Common stock, $0.625 par value. Authorized 40,000,000 shares; issued and outstanding 21,777,937 shares in 2008 and 10,314,899 shares in 2007	13,611	6,447
Capital surplus	171,284	42,677
Retained earnings	26,482	24,486
Accumulated other comprehensive income (loss), net of tax	(110)	50

Total shareholders’ equity	344,809	73,660

Total liabilities and shareholders’ equity	$3,085,711	$563,828

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended December 31, 2008, 2007 and 2006

(in thousands, except share and per share data)	2008	2007	2006
Interest Income:
Loans, including fees	$43,201	$35,604	$26,827
Investment securities	1,677	2,316	2,721
Overnight funds sold	53	35	229
Interest-bearing deposits in other banks	246	248	244

Total interest income	45,177	38,203	30,021

Interest Expense:
Deposits:
Demand	1,030	678	522
Savings	1,741	2,866	2,180
Time deposits:
Less than $100	6,536	4,061	2,619
$100 or more	4,785	4,052	2,308

Interest on deposits	14,092	11,657	7,629
Federal Home Loan Bank borrowings	3,160	2,274	1,377
Other borrowings	609	—	—
Overnight funds purchased	56	85	117

Total interest expense	17,917	14,016	9,123

Net interest income	27,260	24,187	20,898
Provision for loan losses	1,418	1,232	180

Net interest income after provision for loan losses	25,842	22,955	20,718

Noninterest Income:
Service charges on deposit accounts	3,379	1,996	1,874
Gain on sale of investment securities available-for-sale	457	—	—
Gain on sale of premises and equipment	519	11	—
Impairment of securities	(561)	—	—
Other service charges and fees	2,186	1,433	1,524

Total noninterest income	5,980	3,440	3,398

Noninterest Expense:
Salaries and employee benefits	11,518	9,954	9,106
Occupancy	2,261	1,668	1,678
Data processing	1,189	612	598
Other	6,019	3,760	3,564

Total noninterest expense	20,987	15,994	14,946

Income before provision for income taxes	10,835	10,401	9,170
Provision for income taxes	3,660	3,590	3,134

Net Income	$7,175	$6,811	$6,036

Basic earnings per share	$0.60	$0.67	$0.66

Diluted earnings per share	$0.59	$0.65	$0.65

Basic weighted average shares outstanding	11,960,604	10,228,638	9,092,980
Effect of dilutive stock options and non-vested stock	114,121	202,916	182,808

Diluted weighted average shares outstanding	12,074,725	10,431,554	9,275,788

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2008, 2007 and 2006

	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balance at December 31, 2005	—	$—	8,242,822	$5,152	$23,852	$20,770	$(644)	$49,130
Comprehensive income:
Net income	—	—	—	—	—	6,036	—	6,036
Change in unrealized gain (loss)on securities available-for-sale, net of taxes of $104	—	—	—	—	—	—	203	203

Total comprehensive income								6,239
Shares issued related to:
401(k) plan	—	—	11,333	7	115	—	—	122
Regional board fees	—	—	2,332	1	24	—	—	25
Exercise of stock options	—	—	277,041	173	1,433	—	—	1,606
Dividend reinvestment	—	—	229,090	143	2,513	—	—	2,656
Stock-based compensation	—	—	20,131	13	167	—	—	180
Stock offering, net of issuance costs of $1,110	—	—	1,849,200	1,156	17,891	—	—	19,047
Common stock repurchased	—	—	(380,613)	(238)	(4,036)	—	—	(4,274)
Tax benefit of stock option exercises	—	—	—	—	147	—	—	147
Cash dividends ($0.50 per share)	—	—	—	—	—	(4,715)	—	(4,715)

Balance at December 31, 2006	—	—	10,251,336	6,407	42,106	22,091	(441)	70,163
Comprehensive income:
Net income	—	—	—	—	—	6,811	—	6,811
Change in unrealized gain (loss)on securities available-for-sale, net of taxes of $253	—	—	—	—	—	—	491	491

Total comprehensive income								7,302
Shares issued related to:
401(k) plan	—	—	11,020	7	130	—	—	137
Executive savings plan	—	—	11,686	7	138	—	—	145
Regional board fees	—	—	1,893	1	23	—	—	24
Exercise of stock options	—	—	93,599	59	648	—	—	707
Dividend reinvestment	—	—	165,991	104	2,146	—	—	2,250
Stock-based compensation	—	—	11,864	7	330	—	—	337
Common stock repurchased	—	—	(232,490)	(145)	(2,962)	—	—	(3,107)
Tax benefit of stock option exercises	—	—	—	—	118	—	—	118
Cash dividends ($0.43 per share)	—	—	—	—	—	(4,416)	—	(4,416)

Balance at December 31, 2007	—	—	10,314,899	6,447	42,677	24,486	50	73,660
Comprehensive income:
Net income	—	—	—	—	—	7,175	—	7,175
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of ($118)	—	—	—	—	—	—	(229)	(229)
Reclassification adjustment for securities gains included in net income, net of taxes of $35	—	—	—	—	—	—	69	69

Total comprehensive income								7,015
Shares issued related to:
Executive savings plan	—	—	11,582	7	114	—	—	121
Regional board fees	—	—	8,510	5	105	—	—	110
Exercise of stock options	—	—	112,964	71	509	—	—	580
Dividend reinvestment	—	—	201,460	126	2,117	—	—	2,243
Stock-based compensation	—	—	32,908	20	129	—	—	149
Acquisition of Shore Financial Corporation	—	—	2,713,425	1,696	29,509	—	—	31,205
Acquisition of Gateway Financial Holdings	—	—	8,513,595	5,321	88,839	—	—	94,160
Series A non-cumulative perpetual preferred stock	23,266	18,292	—	—	—	—	—	18,292
Series B non-cumulative perpetual preferred stock	37,550	40,953	—	—	—	—	—	40,953
Series C fixed rate cumulative preferred stock and warrant	80,347	74,297	—	—	6,050	—	—	80,347
Common stock repurchased	—	—	(131,406)	(82)	(1,372)	—	—	(1,454)
Options acquired in mergers	—	—	—	—	2,587	—	—	2,587
Tax benefit of stock option exercises	—	—	—	—	20	—	—	20
Cash dividends ($0.44 per share)	—	—	—	—	—	(5,179)	—	(5,179)

Balance at December 31, 2008	141,163	$133,542	21,777,937	$13,611	$171,284	$26,482	$(110)	$344,809

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006

(in thousands)	2008	2007	2006
Operating Activities:
Net income	$7,175	$6,811	$6,036
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,407	886	876
Provision for loan losses	1,418	1,232	180
Regional board fees	110	24	25
Stock-based compensation expense	149	337	180
Net amortization of premiums and accretion of discounts on investment securities	(62)	7	32
Gain on sale of investment securities available-for-sale	(457)	—	—
Other than temporary impairment	561	—	—
Amortization of intangible assets	133	—	—
Gain on sale of premises and equipment	(519)	(11)	—
Deferred income tax expense (benefit)	1,215	(702)	(362)
Changes in:
Interest receivable	20	(149)	(520)
Other assets	(1,944)	128	(99)
Interest payable	304	163	983
Other liabilities	787	672	1,452

Net cash provided by operating activities	10,297	9,398	8,783

Investing Activities:
Proceeds from maturities and calls of debt securities available-for-sale	11,215	15,171	18,131
Proceeds from sales of debt securities available-for-sale	18,457	—	—
Purchase of debt securities available-for-sale	(2,000)	(1,242)	(1,839)
Purchase of equity securities available-for-sale	(1,006)	—	(473)
Proceeds from sales of restricted equity securities	5,024	1,040	2,228
Purchase of restricted equity securities	(6,885)	(1,769)	(3,491)
Net increase in total loans	(111,879)	(102,195)	(90,317)
Purchase of premises and equipment	(4,499)	(720)	(868)
Proceeds from sales of other real estate owned	—	15	—
Proceeds from sales of premises and equipment	764	37	—

Net cash used in investing activities	(90,809)	(89,663)	(76,629)

Financing Activities:
Net increase (decrease) in deposits	(37,499)	68,196	35,815
Proceeds from Federal Home Loan Bank borrowings	226,912	23,000	10,000
Repayments of Federal Home Loan Bank borrowings	(218,445)	(8,000)	(2,500)
Proceeds from other borrowings	28,000	—	—
Net increase in overnight funds purchased	16,000	—	—
Stock issuance costs	—	—	(1,110)
Cash acquired in mergers	39,021	—	—
Cash paid in mergers	(27,407)	—	—
Common stock repurchased	(1,446)	(2,877)	(3,424)
Issuance of shares to 401(k) plan	—	137	122
Issuance of shares to executive savings plan	121	146	—
Issuance of shares in rights and public offerings	—	—	20,156
Issuance of series C preferred stock and warrant	80,347	—	—
Proceeds from exercise of stock options	572	476	757
Excess tax benefit realized from stock options exercised	20	118	147
Dividends paid, net	(2,936)	(2,166)	(2,059)

Net cash provided by financing activities	103,260	79,030	57,904

Increase (decrease) in cash and cash equivalents	22,748	(1,235)	(9,942)
Cash and cash equivalents at beginning of year	25,564	26,799	36,741

Cash and cash equivalents at end of year	$48,312	$25,564	$26,799

Supplemental cash flow information:
Cash paid during the year for interest	$17,613	$13,852	$8,141
Cash paid during the year for income taxes	4,600	4,085	3,370
Supplemental non-cash information:
Dividends reinvested	$2,243	$2,250	$2,656
Value of shares exchanged in exercise of stock options	8	231	849
Receipt of land in payment of loan	—	—	736
Transfer between loans and other real estate owned	1,372	50	—
Transfer between premises and equiment and loans	—	25	—
Unrealized gain (loss) on securities	(243)	744	307
Transactions related to acquisition of subsidiaries:
Increase in assets and liabilities:
Loans, net	$1,972,398	$—	$—
Securities	155,507	—	—
Other assets	267,637	—	—
Deposits	1,902,462	—	—
Borrowings	324,293	—	—
Other liabilities	8,366	—	—
Issuance of preferred stock	59,245	—	—
Issuance of common stock and stock options	127,952	—	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(1)	Organization and Operations

Hampton Roads Bankshares, Inc. (the “Company”), is a multi-bank holding company incorporated under the laws of the Commonwealth of Virginia in February 2001. The Company owns Bank of Hampton Roads (Norfolk, Virginia), Shore Bank (Onley, Virginia), Gateway Bank & Trust Co. (Elizabeth City, North Carolina), Hampton Roads Investments, Inc. (Norfolk, Virginia), Gateway Capital Statutory Trust I, Gateway Capital Statutory Trust II, Gateway Capital Statutory Trust III, and Gateway Capital Statutory Trust IV.

Bank of Hampton Roads is a Virginia state-chartered commercial and retail bank with 18 full service offices in the Hampton Roads region of southeastern Virginia, including nine offices in the city of Chesapeake, four offices in each of the cities of Norfolk and Virginia Beach, and one office in the city of Suffolk. Bank of Hampton Roads commenced operations in 1987.

Shore Bank is a Virginia state-chartered commercial and retail bank with eight full service offices and two investment centers located on the Eastern Shore of Virginia and Maryland including the counties of Accomack and Northampton in Virginia and the Pocomoke City/Worcester County and Salisbury/Wicomico County market areas in Maryland. Shore Investments, Inc. (Onley, Virginia) is a wholly owned subsidiary of Shore Bank. Shore Bank commenced operations in 1961.

Gateway Bank & Trust Co. is a North Carolina state-chartered commercial and retail bank with 37 full service offices located in Eastern and Central North Carolina and in the Richmond and Hampton Roads region of southeastern Virginia. Gateway Bank & Trust Co. has four wholly owned subsidiaries: Gateway Investment Services, Inc., whose principal activity is to engage in brokerage services as an agent for non-bank investment products and services; Gateway Insurance Services, Inc., an independent insurance agency with offices in Edenton, Hertford, Elizabeth City, Moyock, Plymouth, and Kitty Hawk, North Carolina and Chesapeake and Newport News, Virginia; Gateway Bank Mortgage, Inc. with offices in Raleigh, Elizabeth City, and Kitty Hawk, North Carolina and Norfolk and Virginia Beach, Virginia whose principal activity is to engage in originating, processing, and sale of mortgage loans; and Gateway Title Agency, Inc., with offices in Newport News, Hampton, and Virginia Beach, Virginia whose principal activity is to engage in title services for real estate transactions. Gateway Bank & Trust Co. commenced operations in 1998.

The Company formed Hampton Roads Investments, Inc., a wholly owned subsidiary, to provide securities, brokerage, and investment advisory services.

In accordance with FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, the Gateway Capital Trusts are not consolidated as part of the Company’s consolidated financial statements. However, the junior subordinated debentures issued by the Company to the trusts are included in long-term borrowings and the Company’s equity interest in the trusts is included in other assets.

(2)	Summary of Significant Accounting Policies

The consolidated financial statements of the Company are prepared in conformity with U.S. generally accepted accounting principles and prevailing practices of the banking industry. The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Bank of Hampton Roads, Hampton Roads Investments, Inc., Shore Bank, Shore Investments, Inc., Gateway Bank & Trust, Gateway Investment Services, Inc., Gateway Insurance Services, Inc., Gateway Bank Mortgage, Inc., and Gateway Title Agency, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Restrictions on Cash and Due from Bank Accounts

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank (“FRB”). The amounts of daily average required reserves for the final weekly reporting period were $4,124,000 and $3,067,000 at December 31, 2008 and 2007, respectively.

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

Securities classified as held for trading are those debt and equity securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in earnings. The Company has no securities in this category.

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

Restricted Equity Securities

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”), Community Bankers’ Bank (“CBB”), and FRB. These investments are carried at cost due to the redemption provisions of these entities and the restricted nature of the securities.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred over the life of the loan and recognized as an adjustment of the related loan yield using the interest method. Net fees related to standby letters of credit are recognized over the commitment period. In those instances when a loan prepays, the remaining deferred fee is recognized in the income statement. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due, or when management deems collection of all principal and interest doubtful after an evaluation of the collateral pledged and the financial strength of the borrower. The delinquency status of the loan is determined by the contractual terms of the loan.

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

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, minus loans charged off, plus any amounts recovered on loans previously charged off. The provision for loan losses is the amount necessary in management’s judgment to maintain the allowance for loan losses at a level it believes sufficient to cover incurred losses in the collection of the Company’s loans. Loans are charged against the allowance when, in management’s opinion, they are deemed uncollectible, although the Company continues to pursue collection.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical loss experience, risk characteristics of the various categories of loans, adverse situations affecting individual loans, loan risk grades, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as impaired, doubtful, substandard, or special mention. The general component covers all other loans and is based on historical loss experience and loan risk grades adjusted for qualitative factors such as current economic conditions. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Loans Held for Sale

The Company originates single family, residential, first lien mortgage loans that have been approved by secondary market investors. The Company classifies loans originated with the intent of selling in the secondary market as held for sale. Loans originated for sale are primarily sold in the secondary market as whole loans. Whole loan sales are executed with the servicing rights being released to the buyer upon the sale, with the gain or loss on the sale equal to the difference between the proceeds received and the carrying value of the loans sold.

Mortgage loans held for sale are carried at the lower of cost or fair value in the aggregate. The fair value of mortgage loans held for sale is determined using current secondary market prices for loans with similar coupons, maturities, and credit quality. The fair value of mortgage loans held for sale is impacted by changes in market interest rates.

The Company enters into commitments to originate or purchase loans whereby the interest rate of the loan was determined prior to funding (“interest rate lock commitments”). Interest rate lock commitments on mortgage loans that the Company intended to sell in the secondary market were considered freestanding derivatives. These derivatives were carried at fair value with changes in fair value reported as a component of gain on sale of the loans in accordance with the Securities and Exchange Commission’s Staff Account Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Land is carried at cost. Depreciation of buildings and improvements and equipment, furniture, and fixtures is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the improvements or the lease term, whichever is shorter. Useful lives range from 9 to 15 years for leasehold improvements, from 10 to 50 years for buildings and improvements, and from 3 to 15 years for substantially all equipment, furniture, and fixtures.

Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2007, Bankers Investment Group, LLP (“BI”) agreed to be sold to Infinex Investments, Inc. (“Infinex”). The Company had a 4% ownership in BI which it accounted for as a cost method investment. The sale transaction resulted in a reduction in the value of the asset held by the Company. Therefore, the investment in BI was written down $103,774 during 2007 to the estimated value after the sale. The loss was included as part of other noninterest expense. No long-lived assets were deemed to be impaired during 2008 or 2006.

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

Goodwill and Other Intangibles

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), effective January 1, 2002. Accordingly, goodwill is not subject to amortization over its estimated useful life, but is subject to an annual assessment for impairment by applying a fair value based test. Intangible assets with definite useful lives are amortized over their respective estimated useful lives. The Company has identified other intangible assets related to core deposit premiums, employment agreements, and insurance agency books of business.

Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit including commitments under home equity lines of credit, overdraft protection arrangements, commercial lines of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Company adopted the Financial Accounting Standards Board’s Interpretation No. 48 Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), effective January 1, 2007. FIN 48 clarifies the accounting for uncertainly in income taxes recognized in the financial statement and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position or results of operations. The Company classifies interest and penalties related to income tax assessments, if any, in income tax expense in the consolidated statements of income.

Per Share Data

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the dilutive effect of stock options and non-vested stock using the treasury stock method. For the year ended December 31, 2008, there were 249,288 options that were anti-dilutive since the exercise price for those options exceeded the average market price of the Company’s common stock. There were no anti-dilutive stock options for the years ended December 31, 2007 and 2006.

Advertising Costs

Advertising costs are expensed as incurred.

Stock-Based Compensation

The Company adopted SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, using the modified prospective method which applies SFAS 123R to new awards and to the portion of existing awards that have not completely vested as of January 1, 2006. The Company uses the fair value method to account for stock-based compensation and the fair value of stock options is estimated at the date of grant using a lattice option pricing model. Stock options granted with pro rata vesting schedules are expensed over the vesting period on a straight line basis.

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

Concentrations of Credit Risk

Construction and mortgage loans represented 81% and 75% of the total loan portfolio at December 31, 2008 and 2007, respectively. Substantially all such loans are collateralized by real property or other assets. Loans in these categories and their collateral values are continuously monitored by management.

At times the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. The amount on deposit with correspondent institutions at December 31, 2008 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $736,715.

Reclassification

Certain 2007 and 2006 amounts have been reclassified to conform to the 2008 presentation.

(3)	Acquisition of Shore Financial Corporation

On June 1, 2008 pursuant to the terms of the Agreement and Plan of Merger, dated as of January 8, 2008 (the “Shore Merger Agreement”) by and between the Company and Shore Financial Corporation (“SFC”) the Company acquired all of the outstanding shares of SFC (the “Shore Merger”). The shareholders of SFC received, for each share of SFC common stock that they owned immediately prior to the effective time of the merger, either $22 per share in cash or 1.8 shares of common stock of the Company. Pursuant to the terms of the Shore Merger Agreement, shareholders of SFC had the opportunity to elect to receive cash, shares of common stock of the Company, or a combination of both, subject to allocation and proration procedures ensuring that no less than 25% and no more than 45% of the total merger consideration was cash and the remainder was common stock of the Company. In addition, at the effective time of the merger, each outstanding option to purchase shares of SFC’s common stock under any stock plans vested pursuant to its terms and was converted into an option to acquire the number of shares of the Company’s common stock equal to the number of shares of SFC common stock underlying the option multiplied by 1.8. The exercise price of each option was adjusted accordingly. The aggregate purchase price was approximately $55.2 million, including common stock valued at $31.2 million calculated by multiplying the 2,713,425 shares issued, by the Company’s stock price on the day the merger was announced of $11.50, SFC stock held by the Company as an investment of $0.8 million, stock options exchanged valued at $1.2 million, cash of $21.0 million, and direct costs of the merger of $1.0 million.

Net assets acquired are shown in the table below (in thousands).

Securities available for sale	$16,250
Loans, net	220,450
Goodwill	25,081
Core deposit intangible	4,755
Employment agreement intangible	160
Other assets	33,587

Total assets acquired	300,283

Deposits	208,402
Borrowings	34,228
Other liabilities	2,409

Total liabilities assumed	245,039

Net assets acquired	$55,244

The merger transaction was accounted for under the purchase method of accounting and is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The merger resulted in the recording of $25.1 million of estimated goodwill and $4.8 million of core deposit intangible assets. The estimated goodwill is subject to possible adjustments during the one year period from the date of the merger. The core deposit intangible asset was adjusted from the initial fair value estimate of $9.1 million to the current fair value of $4.8 million based on the final independent valuation and will be amortized over the estimated life of the core deposits of eight years, based on undiscounted cash flows. In order to finance the merger transaction, the Company borrowed $23 million. The loan has a variable interest rate of prime minus one percent with a four percent floor and matures in July 2009. The loan requires that the Company meet certain covenants.

The Company is in the process of analyzing the effect of canceling certain contracts between Shore Bank and their vendors in order to produce efficiencies from the merger. Costs of canceling the contracts could be material and would change the amount of goodwill associated with the merger.

The Company’s consolidated financial statements include the results of operations of Shore Bank only from the date of acquisition. Pro forma condensed consolidated income statements for the years ended December 31, 2008, 2007, and 2006 are shown as if the merger occurred at the beginning of each year as follows:

(in thousands)	2008	2007	2006
Interest income	$51,682	$54,081	$44,755
Interest expense	20,426	20,637	14,909

Net interest income	31,256	33,444	29,846

Provision for loan losses	1,674	1,159	239
Noninterest income	7,963	6,840	6,790
Noninterest expense	26,084	25,010	23,261

Income before provision for income taxes	11,461	14,115	13,136

Provision for income taxes	3,873	4,654	4,248

Net income	$7,588	$9,461	$8,888

Basic earnings per share	$0.58	$0.73	$0.75

Diluted earnings per share	$0.57	$0.71	$0.74

(4)	Acquisition of Gateway Financial Holdings

On December 31, 2008 pursuant to the terms of the Agreement and Plan of Merger, dated as of September 23, 2008 (the “Gateway Merger Agreement”) by and between the Company and Gateway Financial Holdings, Inc. (“GFH”) the Company acquired all of the outstanding shares of GFH (the “Gateway Merger”). The shareholders of GFH received, for each share of GFH common stock that they owned immediately prior to the effective time of the merger 0.67 shares of common stock of the Company. Each of GFH’s preferred shares outstanding immediately prior to the effective time of the merger converted into new preferred shares of the Company that have substantially identical rights. In addition, at the effective time of the merger, each outstanding option to purchase shares of GFH’s common stock under any stock plans were converted into an option to acquire the number of shares of the Company’s common stock equal to the number of shares of GFH common stock underlying the option multiplied by 0.67. The exercise price of each option was adjusted accordingly. The aggregate purchase price was approximately $160.4 million, including common stock valued at $94.2 million calculated by multiplying the 8,513,595 shares issued, by the Company’s average stock price on the day the merger was announced and the two days prior to and after the day the merger was announced of $11.06, preferred stock valued at $59.3 million, GFH stock held by the Company as an investment of $0.2 million, stock options exchanged valued at $1.4 million, and direct costs of the merger of $5.3 million.

Net assets acquired, based on preliminary fair value adjustments, are shown in the table below (in thousands).

Securities available for sale	$118,026
Loans, net	1,751,948
Goodwill	57,589
Core deposit intangible	3,282
Other intangibles	7,797
Other assets	210,801

Total assets acquired	2,149,443

Deposits	1,694,060
Borrowings	290,065
Other liabilities	4,950

Total liabilities assumed	1,989,075

Net assets acquired	$160,368

The merger transaction was accounted for under the purchase method of accounting and is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The merger resulted in the recording of $57.6 million of estimated goodwill and $3.3 million of core deposit intangible assets. The estimated goodwill is subject to possible adjustments during the one year period from the date of the merger. The core deposit intangible assets were based on an independent valuation and will be amortized over the estimated life of the core deposits of 4.5 years, based on undiscounted cash flows.

The Company is in the process of analyzing the effect of canceling certain contracts between Gateway Bank & Trust and their vendors in order to produce efficiencies from the merger. Costs of canceling the contracts could be material and would change the amount of goodwill associated with the merger. Additionally, the Company is still determining the value of the intangible assets and the fair value of assets, liabilities, and preferred stock used to calculate goodwill in the transaction. An estimate of the intangible assets and the fair value of assets, liabilities, and preferred stock has been used in the preparation of these consolidated financial statements, however, those estimates may be revised once the final valuations have been preformed.

The Company’s consolidated financial statements include the results of operations of Gateway Bank & Trust only from the date of acquisition. Pro forma condensed consolidated income statements for the years ended December 31, 2008, 2007, and 2006 are shown as if the merger occurred at the beginning of each year as follows:

(in thousands)	2008	2007	2006
Interest income	$164,791	$147,035	$102,391
Interest expense	74,954	67,951	38,683

Net interest income	89,837	79,084	63,708

Provision for loan losses	49,618	6,132	3,580
Noninterest income	(12,878)	21,205	12,668
Noninterest expense	80,902	61,844	50,829

Income (loss) before provision for income taxes	(53,561)	32,313	21,967

Provision for (benefit from) income taxes	(20,539)	11,296	7,475

Net income (loss)	$(33,022)	$21,017	$14,492

Basic earnings (loss) per share	$(1.77)	$1.12	$0.82

Diluted earnings (loss) per share	$(1.77)	$1.10	$0.81

(5)	Investment Securities

The amortized cost and estimated fair values of investment securities available-for-sale at December 31, 2008 and 2007 were as follows:

	2008
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities Available-for-Sale:
State and municipal securities	$18,186	$39	$8	$18,217
U.S. agency securities	24,584	415	—	24,999
Mortgage backed securities	95,202	46	—	95,248
Corporate bonds	5,093	—	—	5,093
Equity securities	6,747	19	686	6,080

Total investment securities available-for-sale	$149,812	$519	$694	$149,637

	2007
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities Available-for-Sale:
State and municipal securities	$244	$6	$—	$250
U.S. agency securities	40,944	356	27	41,273
Mortgage backed securities	642	—	1	641
Equity securities	472	—	259	213

Total investment securities available-for-sale	$42,302	$362	$287	$42,377

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that the individual securities have been in a continuous loss position is as follows:

	2008
	Less than 12 Months		12 Months or More		Total
(in thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
State and municipal securities	$2,713	$8	$—	$—	$2,713	$8
Mortgage backed securities	—	—	5	—	5	—
Equity securities	1,281	360	147	326	1,428	686

	$3,994	$368	$152	$326	$4,146	$694

	2007
	Less than 12 Months		12 Months or More		Total
(in thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. agency securities	$—	$—	$13,461	$27	$13,461	$27
Mortgage backed securuties	—	—	635	1	635	1
Equity securities	—	—	213	259	213	259

	$—	$—	$14,309	$287	$14,309	$287

During 2008, equity securities with an amortized cost of $612,579 were determined to be other than temporarily impaired. An impairment loss of $561,011 was recognized through noninterest income. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than book value, the financial conditions and near-term prospects of the issuer, and the ability and intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Management has evaluated the unrealized losses associated with the remaining equity securities as of December 31, 2008 and, in management’s belief, the unrealized losses are temporary and will recover in a reasonable amount of time.

The unrealized loss positions on debt securities at December 31, 2008 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. Debt securities with unrealized loss positions at 2008 year-end included 1 mortgage backed security and 5 state and municipal securities. Management does not believe that any of these debt securities were other-than-temporarily impaired at December 31, 2008.

Proceeds from sales of investment securities available-for-sale during 2008 were $18,457,399. From those transactions, the Company realized gross gains of $457,399 and no gross losses, resulting in tax expense of $156,568. There were no sales of securities in 2007 or 2006.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2008 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities do not have contractual maturities.

(in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$17,162	$17,395
Due after one year through five years	14,361	14,578
Due after five years through ten years	7,275	7,302
Due after ten years	104,267	104,282
Equity securities	6,747	6,080

	$149,812	$149,637

Investment securities at estimated fair value that were pledged to secure deposits or outstanding borrowings, or available to secure future borrowings at December 31, 2008 and 2007 were as follows:

(in thousands)	2008	2007
Public deposits	$32,116	$12,157
Treasury, tax and loan deposits	3,605	1,489
Federal Home Loan Bank borrowings	26,528	21,578
Federal Reserve Bank borrowings	7,755	2,019
Repurchase agreements	22,923	—
Housing and Urban Development	413	—

	$93,340	$37,243

(6)	Loans and Allowance for Loan Losses

The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending areas. A substantial portion of debtors’ abilities to honor their contracts is dependent upon the real estate and general economic environment of the lending area.

Major classifications of loans at December 31, 2008 and 2007, were as follows:

(in thousands)	2008	2007
Commercial	$451,426	$109,783
Construction	897,288	165,469
Real estate - commercial mortgage	673,351	151,601
Real estate - residential mortgage	528,760	38,523
Installment loans to individuals	50,085	11,976
Loans held for sale	5,064	—
Deferred loan fees and related costs	(1,384)	(203)

	$2,604,590	$477,149

Non-performing assets at December 31, 2008 and 2007 were as follows:

(in thousands)	2008	2007
Loans 90 days past due and still accruing interest	$3,219	$852
Nonaccrual loans, including nonaccrual impaired loans	32,885	1,793
Real estate acquired in settlement of loans	5,092	—

	$41,196	$2,645

If interest on nonaccrual loans had been accrued, such income would have amounted to $98,586, $164,006, and $153,128 in 2008, 2007, and 2006, respectively, none of which was recognized in income.

Information on impaired loans at December 31, 2008, 2007, and 2006 is as follows:

(in thousands)	2008	2007	2006
Impaired loans for which an allowance has been provided	$2,161	$1,698	$1,855
Impaired loans for which no allowance has been provided	2,130	—	—

Total impaired loans	$4,291	$1,698	$1,855

Allowance provided for impaired loans, included in the allowance for loan losses	$545	$406	$439

Average balance in impaired loans	$3,883	$1,782	$1,936

Interest income recognized from impaired loans	$131	$20	$1

Excluded from the impaired loan totals above are loans that were acquired in the GFH acquisition, for which there was evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be made. These loans had an outstanding balance of $130,013,258 and a carrying amount of $112,319,931 at December 31, 2008. Included in this impaired loan balance were $31,301,903 of nonaccrual loans which are included in the nonaccrual loan balance shown above. The carrying amount of these loans is included in the balance sheet amount of loans receivable at December 31, 2008. No such loans were identified as part of the acquisition of SFC on June 1, 2008.

Transactions affecting the allowance for loan losses for the years ended December 31, 2008, 2007, and 2006 were as follows:

(in thousands)	2008	2007	2006
Balance at beginning of year	$5,043	$3,911	$3,597
Provision for loan losses	1,418	1,232	180
Acquired through Shore Merger	2,932	—	—
Acquired through Gateway Merger	42,060	—	—
Loans charged off	(337)	(109)	(59)
Recoveries	102	9	193

Balance at end of year	$51,218	$5,043	$3,911

(7)	Premises, Equipment, and Leases

Premises and equipment at December 31, 2008 and 2007 are summarized as follows:

(in thousands)	2008	2007
Land	$26,357	$4,322
Buildings and improvements	59,731	6,145
Leasehold improvements	3,224	847
Equipment, furniture, and fixtures	15,101	5,619
Construction in progress	2,768	—

	107,181	16,933
Less accumulated depreciation and amortization	(5,846)	(4,966)

	$101,335	$11,967

The Company leases land and buildings upon which certain of its operating facilities and financial center facilities are located. These leases expire at various dates through January 31, 2034. The Company has the option to purchase the land upon which the Gateway Bank & Trust Co. headquarters building is affixed at the end of the twenty-year lease term at a cost of $300,000.

The estimated cost to complete construction in progress at December 31, 2008 is $1,500,000.

Total rent expense was $1,077,612 in 2008, $906,944 in 2007, and $845,744 in 2006.

Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2008 were as follows (in thousands):

2009	$2,720
2010	2,548
2011	2,332
2012	1,952
2013	1,838
Thereafter	13,114

$24,504

In addition to the above lease obligations, the Company has assumed, through Gateway Bank & Trust Co., a full service office lease for approximately 50,000 square feet of shell building at $24.00 per square foot. The lease will commence when the landlord has substantially completed the office space, which is presently estimated to be no later than July 1, 2011. The lease is contingent upon the landlord substantially completing the shell building no later than December 31, 2010; however, due to current economic conditions, the Company and landlord are discussing landlord completion of the interior office space and the possible extension of the delivery and completion dates.

(8)	Deposits

The scheduled maturities of time deposits at December 31, 2008 and 2007 were as follows:

	2008		2007
(In thousands)	Time Deposits Less than $100,000	Time Deposits $100,000 or More	Time Deposits Less than $100,000	Time Deposits $100,000 or More
Maturity of:
3 months or less	$357,126	$110,968	$18,240	$16,208
3 months - 6 months	144,912	91,286	18,809	29,460
6 months - 12 months	237,761	117,113	29,353	17,405
1 year - 2 years	67,170	43,298	12,539	6,777
2 years - 3 years	29,209	17,797	24,359	14,890
3 years - 4 years	13,845	10,546	9,893	7,070
4 years - 5 years	7,761	3,528	1,640	1,869
Over 5 years	1,003	—	—	—

	$858,787	$394,536	$114,833	$93,679

(9)	Borrowings

At December 31, 2008 and 2007, the Company had advances from the FHLB totaling $279,064,674 and $53,000,000, respectively. Interest only is payable on a monthly basis until maturity. Maturities of FHLB borrowings at December 31, 2008 were as follows:

(in thousands)	Balance
2009	$32,000
2010	11,948
2011	15,000
2012	199,531
2014	350
2017	20,236

$279,065

FHLB borrowings carry a weighted average interest rate of 4.18% and are all at fixed interest rates except for five variable rate or convertible advances that total $48,350,000. The FHLB borrowings were collateralized with 1-4 family residential real estate loans, commercial real estate loans, and investment securities.

The Company acquired two reverse repurchase agreements in the Gateway Merger. Each repurchase agreement is for $10.0 million and is collateralized with mortgage backed securities with a similar fair market value. The first repurchase agreement has a five year term with an interest rate fixed at 4.99% until it is repurchased by the counterparty on August 1, 2011. The second repurchase agreement has a seven year term with a repurchase date of August 1, 2013. The interest rate of this agreement is a variable rate of 9.85% minus three month LIBOR (1.83% at December 31, 2008), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2008 was 5.85%. Both agreements are callable by the counterparty on a quarterly basis. The estimated fair value of these agreements as of December 31, 2008 was $22.077 million.

As part of the Gateway Merger, the Company acquired four placements of trust preferred securities as follows:

	Amount	Interest Rate	Redeemable on or After	Mandatory Redemption
	(in thousands)
Gateway Capital Statutory Trust I	$8,000	LIBOR + 3.10%	September 17, 2008	September 17, 2033
Gateway Capital Statutory Trust II	7,000	LIBOR + 2.65%	July 17, 2009	June 17, 2034
Gateway Capital Statutory Trust III	15,000	LIBOR + 1.50%	May 30, 2011	May 30, 2036
Gateway Capital Statutory Trust IV	25,000	LIBOR + 1.55%	July 30, 2012	July 30, 2037

LIBOR in the table above refers to 3 month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The estimated fair value of these debentures as December 31, 2008 was $27.146 million.

The Company has borrowed $28 million from another bank. This borrowing has a variable interest rate of prime minus 1% with a floor of 4% (4% at December 31, 2008) and is payable in full on July 1, 2009.

(10)	Preferred Stock and Warrant

In conjunction with the acquisition of GFH, the Company issued 23,266 shares of Series A Non-Convertible Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”) and 37,550 shares of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”). Both series are non-voting except as may otherwise be required under applicable law.

The Series A Preferred Stock has no par value and a liquidation amount equal to $1,000 per share. Dividends are payable quarterly, if declared, at an annual rate of 8.75%, and are non-cumulative. After January 1, 2009, the Company will have the right and option to redeem all or a portion of the Series A Preferred Stock at the rate of $1,000 per share.

The Series B Preferred Stock has no par value and a liquidation amount equal to $1,000 per share. Dividends are payable quarterly, if declared, at a rate of 12%, and are non-cumulative. After October 1, 2009, the Company will have the right and option to redeem all or a portion of the Series B Preferred Stock at the rate of $1,000 per share.

On December 31, 2008, the Company issued 80,347 shares of Series C Fixed Rate Cumulative Preferred Stock (“Series C Preferred Stock”) to the United States Department of the Treasury (“U.S. Treasury”) for an aggregate price of $80.3 million. The shares were issued in connection with the Company’s participation in the Capital Purchase Program (“CPP”) as authorized under the Emergency Stabilization Act of 2008. The Series C Preferred Stock has no par value and a liquidation amount equal to $1,000 per share. The Series C Preferred Stock pays cumulative dividends at an annual rate of 5% for the first five years and 9% thereafter. This preferred stock is redeemable at par plus accrued and unpaid dividends subject to the approval of the Company’s primary regulators.

In addition, the Company issued to the U.S. Treasury a warrant to purchase 1,325,858 shares of the Company’s common stock at an initial exercise price of $9.09 per share. The warrant is immediately exercisable and provides for the adjustment of the exercise price and the number of shares of common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of common stock, and upon certain issuances of common stock at or below a specified price relative to the then-current market price of common stock. The warrant expires ten years from the issuance date. If, on or prior to December 31, 2009, the Company receives aggregate gross cash proceeds of not less than the purchase price of the Series C Preferred Stock from one or more “qualified equity offerings” announced after October 31, 2009, the number of shares of common stock issuable pursuant to the U.S. Treasury’s exercise of the warrant will be reduced by one-half of the original number of shares, taking into account all adjustments, underlying the warrant. The U.S. Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

Shares of the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock have priority over the Company’s common stock with regard to the payment of dividends. As such, the Company may not pay dividends on, or repurchase, redeem, or otherwise acquire for consideration shares of its common stock unless dividends for these classes of preferred stock are current.

(11)	Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the states of Virginia, Maryland, and North Carolina. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2005. The current and deferred components of income tax expense for the years ended December 31, 2008, 2007, and 2006 were as follows:

(in thousands)	2008	2007	2006
Current	$4,496	$4,158	$3,496
Deferred	(836)	(568)	(362)

Provision for income taxes	$3,660	$3,590	$3,134

The provisions for income taxes for the years ended December 31, 2008, 2007, and 2006 differ from the amount computed by applying the statutory federal income tax rate to income before taxes due to the following:

(in thousands)	2008	2007	2006
Income taxes at statutory rates	$3,709	$3,555	$3,118
Increase (decrease) resulting from:
Nondeductible expenses	31	30	8
Dividends and tax exempt interest	(77)	—	—
Officers’ life insurance	(24)	11	10
Other	21	(6)	(2)

Provision for income taxes	$3,660	$3,590	$3,134

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2008 and 2007 were as follows:

(in thousands)	2008	2007
Deferred tax assets:
Allowance for loan losses	$22,804	$1,438
Impairment of securities	14,567	—
Unrealized loss on securities available-for-sale	—	108
Nonaccrual loan interest	183	154
Accrued expenses	501	185
Nonqualified deferred compensation	2,925	1,601
Other	15	—

Total deferred tax assets	40,995	3,486

Deferred tax liabilities:
Prepaid expenses	328	—
Deferred loan costs	1,027	—
Fair value adjustment to net assets acquired in business combinations	1,794	—
Unrealized gain on securities available-for-sale	335	—
Unrealized fair value gains on trust preferred securities	2,463	—
Depreciation	2,087	766
Other	345	62

Total deferred tax liabilities	8,379	828

Net deferred tax asset	$32,616	$2,658

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which was effective January 1, 2007. FIN 48 provides a comprehensive model for how the Company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return. There was no material effect on the Company’s financial position or results of operations as a result of implementing FIN 48.

(12)	Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of the Company’s involvement or “credit risk.” The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Contractual amounts at December 31, 2008 and 2007 were:

(in thousands)	2008	2007
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$523,179	$115,473
Standby letters of credit	29,030	17,425

	$552,209	$132,898

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

(13)	Profit Sharing Plans

The Company has defined contribution 401(k) plans at each of its subsidiary banks. Under the Bank of Hampton Roads 401(k) plan, all employees who are 21 years of age and have completed one year of service are eligible to participate. Participants may contribute up to 20% of their compensation, subject to statutory limitations and the Company matches 100% of the employees’ contributions up to 4% of salary. Under the Shore Bank 401(k) plan, all employees who are 18 years of age and have completed 3 months of service are eligible to participate. Participants may contribute up to 15% of their compensation and the Company matches 100% up to 3% of the employees’ contributions and 50% of the next 3%. The Company may also make an additional discretionary contribution to both plans. Participants are fully vested in their contributions and the Company’s match immediately and become fully vested in the Company’s discretionary contributions after 3 years of service. The Company made discretionary contributions of $209,000, $119,000, and $119,000 for the years ended December 31, 2008, 2007, and 2006, respectively. The Company also made matching contributions of $257,297, $202,307, and $185,031 for the years ended December 31, 2008, 2007, and 2006, respectively. The Company offers its stock as an investment option under the Bank of Hampton Roads 401(k) plan.

(14)	Supplemental Retirement Agreements and Executive Savings Plan

The Company has entered into supplemental retirement agreements with several key officers. Under these agreements, all but four of the officers are each eligible to receive an annual benefit payable in fifteen installments each equal to $50,000 following the attainment of their Plan Retirement Date. Two of the other four officers are eligible to receive an annual benefit payable in fifteen installments each equal to 50% of his Benefit Computation Base following the attainment of his Plan Retirement Date. The remaining two officers are eligible to receive an annual benefit payable in fifteen installments each equal to 70% of their Benefit Computation Base following the attainment of their Plan Retirement Date. The Benefit Computation Base is calculated as the average compensation from the Company over the three consecutive completed calendar years just prior to the year of retirement or termination. The Company recognizes expense each year related to these agreements based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The change in benefit obligation and funded status for the years ended December 31, 2008, 2007, and 2006 were as follows:

(in thousands)	2008	2007	2006
Benefit obligation at beginning of year	$2,153	$1,650	$1,125
Acquired in Gateway merger	1,098	—	—
Service cost	516	388	423
Interest cost	148	115	102

Benefit obligation at end of year	3,915	2,153	1,650
Fair value of plan assets	—	—	—

Funded status	$(3,915)	$(2,153)	$(1,650)

The amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007 consisted of:

(in thousands)	2008	2007
Accrued benefit cost included in other liabilities	$(3,915)	$(2,153)

The components of net periodic benefit cost for the years ended December 31, 2008, 2007, and 2006 consisted of:

(in thousands)	2008	2007	2006
Service cost	$516	$388	$423
Interest cost	148	115	102

Net periodic benefit cost	$664	$503	$525

The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost at December 31, 2008, 2007, and 2006, were as follows:

	2008	2007	2006
Discount rate	7.00%	7.00%	7.00%
Rate of compensation increase	3.00% - 5.00%	3.00%	3.00%

The rate of compensation increase only applies to the officer agreements with a Benefit Computation Base.

The Company does not expect to make contributions to fund the supplemental retirement agreements in 2009. As of December 31, 2008, the following benefit payments are expected to be paid over the next ten years (in thousands):

2009	$—
2010	358
2011	358
2012	358
2013	358
2014 - 2018	1,789

$3,221

In November 2006, the Company entered into retirement agreements with the members of the Board of Directors at that time. Participants are eligible for compensation under the plan upon the sixth anniversary of the participant’s first board meeting. Benefits are to be paid in monthly installments commencing at retirement and ending upon the death, disability, or mutual consent of both parties to the agreement. Under the plan, the participants continue to serve the Company after retirement by performing certain duties as outlined in the plan document. During 2008 and 2007, the Company expensed $68,478 and $63,228, respectively, related to this plan.

The Company has implemented an Executive Savings Plan with certain officers whereby an initial contribution made by the officers will be matched each year by the Company as long as the officers’ employment continues. Contributions into the plan may be used to purchase employer stock or may be placed in savings accounts for the benefit of each individual participant and earn interest at the highest rate currently being paid on a Company certificate of deposit. Company contributions to the Executive Savings Plan during 2008, 2007, and 2006 were $241,759, $268,300, and $217,000, respectively.

(15)	Dividend Reinvestment and Optional Cash Purchase Plan

The Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. The stock purchased through the plan directly from the Company, is valued at the weighted average sales price of the Company’s common stock in transactions occurring during the 60 calendar days immediately prior to the purchase date. The purchase price of shares purchased on the open market is the current market price of the shares purchased on the applicable purchase dates.

(16)	Director and Employee Stock Compensation Plans

During 2008, 2007, and 2006 the Company authorized the grant of options to employees and directors for 18,000, 34,968, and 210,131 shares, respectively, of the Company’s common stock under stock compensation plans that have been approved by the Company’s shareholders. All outstanding options granted previous to December 31, 2006 have 10-year terms and are fully vested and exercisable at the date of grant. The options granted on December 31, 2006 have 10-year terms and vest ratably over periods that range from 1 year to 5 years. Of the stock options granted during 2007, 14,968 have terms that range from 1 to 8 years and are fully vested and exercisable at the date of grant and 20,000 have 10-year terms and vest after 6 to 10 years of service. The options granted during 2008 have 10-year terms and vest ratably over 5 years. During 2008, the Company acquired 216,183 stock options as part of the Shore Merger and 1,185,018 stock options as part of the Gateway Merger. A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2005	1,024,559	$7.70
Granted	210,131	11.93
Exercised	(277,041)	5.80
Expired	(27,679)	8.94

Balance at December 31, 2006	929,970	9.19
Granted	34,968	12.91
Exercised	(93,599)	7.55
Forfeited	(10,992)	12.00
Expired	(2,191)	10.85

Balance at December 31, 2007	858,156	9.48
Acquired through Shore Merger	216,183	6.27
Acquired through Gateway Merger	1,185,018	14.12
Granted	18,000	11.41
Exercised	(112,964)	5.13
Forfeited	(2,750)	12.00
Expired	(65,637)	11.33

Balance at December 31, 2008	2,096,006	$11.96

Stock-based compensation expense recognized in the consolidated statements of income for the years ended December 31, 2008, 2007, and 2006 was $149,608, $337,250, and $179,811, respectively, with a related tax benefit of $29,014, $115,276, and $61,136, respectively. During 2008, 2007, and 2006, stock-based compensation expense was comprised of $86,156, $160,229, and $13,372, respectively, related to stock options which vested during the period. During 2008, 2007, and 2006, the remaining stock-based compensation expense of $63,452, $177,021, and $166,439, respectively, related to share awards.

In 2008, 2007, and 2006, 112,964, 93,599, and 277,041 options were exercised, respectively; however, only 112,282, 76,700, and 198,158 new shares, respectively, were issued since 682, 16,899, and 78,883 shares, respectively, of previously acquired stock were used to exercise some of the options.

Information pertaining to fully vested options outstanding and exercisable as of December 31, 2008 is as follows:

Range of Exercise Prices			Aggregate Intrinsic Value	Number of Options	Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 3.09	-	$ 5.90	$853,166	247,964	1.69	$5.29
6.53	-	8.84	386,538	482,169	3.22	7.92
9.11	-	11.80	—	583,969	3.76	10.06
12.00	-	15.37	—	103,299	7.38	12.36
19.43	-	22.07	—	350,221	5.93	19.75
23.60	-	24.67	—	74,069	6.62	24.23

$ 3.09	-	$ 24.67	$1,239,704	1,841,691	4.07	$11.40

The total intrinsic value of stock options exercised during 2008, 2007, and 2006 was $642,619, $487,004, and $1,441,223, respectively. Cash received from stock option exercises during 2008, 2007, and 2006 was $571,222, $476,076, and $756,648, respectively. The Company has 839,383 shares available under shareholder approved stock incentive plans. As of December 31, 2008, there was $732,983 of unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 4.64 years.

The weighted-average grant-date fair value of stock options granted and acquired through mergers during 2008, 2007, and 2006 was $1.86, $2.34, and $1.96, respectively. The following assumptions were used to arrive at the fair value of stock options:

	2008	2007	2006
Risk-free interest rate	2.25% - 3.34%	4.36% - 4.68%	4.68%
Volatility	34.30% - 40.56%	18.40% - 27.27%	18.40%
Dividend yield	3.93% - 5.04%	3.33% - 3.43%	3.33%
Expected term (in years)	0.10 - 8.30	1.90 - 9.50	8.72

Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a representative single measure of the fair value at which transactions may occur. Expected volatility is based on historical volatility of the Company’s traded shares. The expected term is calculated by the lattice option pricing model using assumptions regarding the contractual term of the stock options, vesting periods, the exercise price to market stock price multiple experienced by the Company, and the historical employee exit rate. The weighted-average expected term for stock options granted and acquired through mergers during 2008 was 3.64 years.

The Company has granted non-vested shares to certain directors and employees as part of incentive programs. These non-vested shares have vesting schedules that range from one to nine years and are expensed over the same schedules. A summary of the Company’s non-vested share activity and related information was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2005	30,045	$10.71
Granted	20,131	10.81
Vested	(3,000)	10.65

Balance at December 31, 2006	47,176	10.76
Granted	20,364	12.12
Vested	(4,500)	10.76
Forfeited	(8,500)	10.98

Balance at December 31, 2007	54,540	11.23
Granted	32,908	8.50
Vested	(37,623)	11.16

Balance at December 31, 2008	49,825	$9.49

As of December 31, 2008, there was $447,596 of total unrecognized compensation cost related to non-vested share awards. That cost is expected to be recognized over a weighted average period of 2.06 years. The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006 was $418,355, $57,045, and $36,000, respectively.

(17)	Employment Agreements

The Company and its subsidiaries have entered into employment agreements with 22 officers to ensure a stable and competent management base. Two of the agreements expire in 2009, one expires in 2010, twelve expire in 2011, two expire in 2012, and five expire in 2013. All but one of the agreements will automatically renew at the end of their terms unless the officer is notified in writing prior to expiration. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(18)	Other Noninterest Expense

A summary of other noninterest expense for the years ended December 31, 2008, 2007, and 2006 is as follows:

(in thousands)	2008	2007	2006
Advertising and marketing	$412	$326	$481
Telephone and postage	481	305	294
Professional	383	279	367
Bank franchise tax	621	464	280
Equipment	663	343	304
ATM and VISA Check Card	551	500	423
Director and regional board fees	443	307	284
FDIC assessment	262	42	39
Other	2,203	1,194	1,092

	$6,019	$3,760	$3,564

(19)	Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. The amount of dividends the Banks may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. At December 31, 2008, the amount available was approximately $5.2 million. Loans and advances are limited to 10% of the Banks’ common stock and capital surplus. As of December 31, 2008, funds available for loans or advances by the Banks to the Company were approximately $3.0 million.

(20)	Regulatory Capital Requirements

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The Company’s and the Banks’ capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Management believes that, as of December 31, 2008, the Company and the Banks met all capital adequacy requirements to which they are subject and to be considered well-capitalized under these capital adequacy guidelines. To be categorized as well-capitalized, minimum amounts and ratios, as set forth in the table that follows, must be maintained.

A summary of the Company’s and the Banks’ required and actual capital components follows:

(in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008
Tier 1 Capital:
Consolidated Company	$265,468	9.89%	$107,386	4.00%	N/A	N/A
Bank of Hampton Roads	70,499	12.43	22,690	4.00	$34,035	6.00%
Shore Bank	24,483	11.42	8,578	4.00	12,867	6.00
Gateway Bank & Trust Co.	169,321	8.79	77,076	4.00	115,614	6.00
Total Risk-Based Capital:
Consolidated Company	299,235	11.15	214,772	8.00	N/A	N/A
Bank of Hampton Roads	76,931	13.56	45,380	8.00	56,725	10.00
Shore Bank	27,164	12.67	17,156	8.00	21,445	10.00
Gateway Bank & Trust Co.	193,629	10.05	154,152	8.00	192,690	10.00
Leverage Ratio:
Consolidated Company	265,468	32.06	33,120	4.00	N/A	N/A
Bank of Hampton Roads	70,499	11.77	23,953	4.00	29,942	5.00
Shore Bank	24,483	8.44	11,607	4.00	14,508	5.00
Gateway Bank & Trust Co.	169,321	8.04	84,281	4.00	105,351	5.00

As of December 31, 2007
Tier 1 Capital:
Consolidated Company	$73,610	14.58%	$20,195	4.00%	N/A	N/A
Bank of Hampton Roads	71,349	14.17	20,147	4.00	$30,220	6.00%
Total Risk-Based Capital:
Consolidated Company	78,653	15.58	40,389	8.00	N/A	N/A
Bank of Hampton Roads	76,392	15.17	40,293	8.00	50,367	10.00
Leverage Ratio:
Consolidated Company	73,610	13.44	21,908	4.00	N/A	N/A
Bank of Hampton Roads	71,349	13.05	21,863	4.00	27,329	5.00

(21)	Fair Value of Assets and Liabilities

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

The following methods and assumptions were used by the Company in estimating fair value for its financial instruments, as defined by SFAS No. 107:

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, overnight funds sold, and interest-bearing deposits in other banks. The carrying amount approximates fair value.

(b) Investment Securities Available-for-Sale

Fair values are based on published market prices where available. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Investment securities available-for-sale are carried at their aggregate fair value.

(c) Restricted Equity Securities

The carrying amount approximates fair value.

(d) Loans

For credit card and other loan receivables with short-term and/or variable characteristics, the carrying value approximates fair value. The fair value of other loans is estimated by discounting the future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of loans held for sale is a reasonable estimate of fair value since the loans are expected to be sold within a short period.

(e) Interest Receivable and Interest Payable

The carrying amount approximates fair value.

(f) Bank Owned Life Insurance

The carrying amount approximates fair value.

(g) Deposits

The fair value of noninterest bearing deposits and deposits with no defined maturity, by SFAS No. 107 definition, is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the future cash flows using the current rates at which similar deposits would be made.

(h) Borrowings

The fair value of borrowings is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities and collateral requirements. These include other borrowings, overnight funds purchased, and FHLB borrowings.

(i) Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2008 and 2007, and as such, the related fair values have not been estimated.

The estimated fair value of the Company’s financial instruments required to be disclosed under SFAS No. 107 at December 31, 2008 and 2007 were:

	2008		2007
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and due from banks	$42,827	$42,827	$19,758	$19,758
Overnight funds sold	510	510	183	183
Interest-bearing deposits in other banks	4,975	4,975	5,623	5,623
Investment securities available-for-sale	149,637	149,637	42,377	42,377
Restricted equity securities	27,795	27,795	4,704	4,704
Loans, net	2,553,372	2,555,082	472,106	469,465
Interest receivable	12,272	12,272	2,431	2,431
Bank owned life insurance	46,603	46,603	773	773

Liabilities:
Deposits	2,296,146	2,299,179	431,457	431,327
FHLB borrowings	279,065	282,005	53,000	53,975
Other borrowings	77,223	77,223	—	—
Overnight funds purchased	73,300	73,300	—	—
Interest payable	5,814	5,814	1,636	1,636

The Company adopted SFAS No. 157, Fair value Measurements (“SFAS 157”), on January 1, 2008, and there was no material impact to the consolidated financial statements. This statement applies to all assets and liabilities that are being measured and reported on a fair value basis. SFAS 157 requires new disclosures that establish a framework for measuring fair value, expands disclosure about fair value measurements, and establishes a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

In February 2008, the FASB issued Staff Position No. 157-2 (“FSP 157-2”) which delayed the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of SFAS 157 for such nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Thus, the Company has only partially applied SFAS 157. Those items affected by FSP 157-2 include other real estate owned, goodwill, and core deposit intangibles.

In October 2008, the FASB issued Staff Position No. 157-3 (“FSP 157-3”) to clarify the application of SFAS 157 in a market that is not active and to provide key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements were not issued.

Investment securities available-for-sale Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products, and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Impaired loans Loans are designated as impaired when, in the judgment of management based on current events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real property is over two years old, then the fair value is considered level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income. At December 31, 2008, the Company had impaired loans totaling $2.16 million for which an allowance was provided in the amount of $545 thousand and included in the allowance for loan losses.

Other Real Estate Owned Certain assets such as other real estate owned are measured at fair value less cost to sell. The Company believes that the fair value component in its valuation follows the provisions of SFAS No. 157.

Loans Held for Sale Loans held for sale are carried at the lower of cost or market value based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subject to recurring fair value adjustment as Level 2.

Derivative Loan Commitments The Company enters into commitments to originate or purchase mortgage loans whereby the interest rate is fixed prior to funding. These commitments, in which the Company intends to sell in the secondary market, are considered freestanding derivatives. These are carried at fair value and are included in other assets at December 31, 2008.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table reflects the fair value of assets and liabilities measured and recognized at fair value on a recurring basis in the consolidated balance sheet.

(in thousands)	December 31, 2008
	Assets/Liabilities Measured at Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Investment securities available-for-sale	$149,637	$6,080	$142,387	$1,170
Derivative loan commitments	173	—	—	173

(in thousands)	Fair Value Measurements Using Significant Unobservable Inputs
	Investment Securities Available-for-Sale	Derivative Loan Commitments
Balance at December 31, 2007	$—	$—
Purchases through acquisition	1,170	173

Balance at December 31, 2008	$1,170	173

Assets Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment.) The following table presents the assets carried on the balance sheet by caption and by level within the SFAS 157 valuation hierarchy, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

(in thousands)	December 31, 2008
	Assets Measured at Fair Value	Fair Value Measurements Using			Total Losses
		Level 1	Level 2	Level 3
Investment securities available-for-sale	$52	$52	$—	$—	$561

(22)	Subsequent Event

On January 27, 2009, the Company declared a cash dividend of $0.11 per share payable March 15, 2009, to shareholders of record on February 27, 2009.

(23)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2008 and 2007, and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2008, of Hampton Roads Bankshares, Inc., parent company only, are presented below.

Condensed Balance Sheets

(in thousands)	2008	2007
Assets:
Cash on deposit with subsidiaries	$55,605	$1,048
Equity securities available-for-sale	5,104	213
Investment in subsidiaries	372,703	71,676
Other assets	4,206	728

Total assets	$437,618	$73,665

Liabilities:
Borrowings	$78,646	$—
Other liabilities	14,163	5

Total liabilities	92,809	5

Shareholders’ equity:
Preferred stock	133,542	—
Common stock	13,611	6,447
Capital surplus	171,284	42,677
Retained earnings	26,482	24,486
Accumulated other comprehensive income (loss)	(110)	50

Total shareholders’ equity	344,809	73,660

Total liabilities and shareholders’ equity	$437,618	$73,665

Condensed Statements of Income

(in thousands)	2008	2007	2006
Income:
Dividends from subsidiaries	$7,429	$4,420	$3,564
Interest income	668	—	17
Other income	58	—	142

Total income	8,155	4,420	3,723

Expenses:
Interest expense	891	—	—
Other expense	637	280	86

Total expense	1,528	280	86

Income before income taxes and equity in undistributed earnings of subsidiaries	6,627	4,140	3,637
Provision for income tax benefit (expense)	275	96	(24)
Equity in undistributed earnings of subsidiaries	273	2,575	2,423

Net income	$7,175	$6,811	$6,036

Condensed Statements of Cash Flows

(in thousands)	2008	2007	2006
Operating Activities:
Net income	$7,175	$6,811	$6,036
Adjustments:
Equity in undistributed earnings of subsidiaries	(273)	(2,575)	(2,423)
Stock-based compensation expense	149	337	180
Regional board fees	110	24	25
Other than temporary impairment	427	—	—
Change in other assets	33	648	217
Change in other liabilities	3,240	(1)	(12)

Net cash provided by operating activities	10,861	5,244	4,023

Investing Activities:
Purchase of equity securities available-for-sale	(1,006)	—	(472)
Net (increase) decrease in loans	(429)	—	800
Investment in subsidiaries	(36,000)	(788)	(22,366)
Investment in affiliates	—	210	(64)

Net cash used in investing activities	(37,435)	(578)	(22,102)

Financing Activities:
Net increase in borrowings	20,529	—	—
Issuance of shares in rights and public offering	—	—	20,156
Stock issuance costs	—	—	(1,110)
Common stock repurchased	(1,446)	(2,877)	(3,424)
Dividends paid, net	(2,936)	(2,166)	(2,059)
Cash acquired in mergers	(27,407)	—	—
Cash paid in mergers	11,331	—	—
Issuance of Series C preferred stock and warrant	80,347	—	—
Excess tax benefit realized from stock options exercised	20	118	147
Proceeds from exercise of stock options	572	476	757
Issuance of shares to 401(k) plan	—	137	122
Issuance of shares to executive savings plan	121	146	—

Net cash provided by (used in) financing activities	81,131	(4,166)	14,589

Increase (decrease) in cash and cash equivalents	54,557	500	(3,490)

Cash and cash equivalents at beginning of year	1,048	548	4,038

Cash and cash equivalents at end of year	$55,605	$1,048	$548

(24)	Intangible Assets

A summary of intangible assets as of December 31, 2008 is as follows:

(in thousands)	2008
Intangible assets subject to future amortization:
Core deposit intangible, gross	$8,105
Less accumulated amortization	(347)

Core deposit intangible, net	$7,758

Employment contract intangible, gross	$1,957
Less accumulated amortization	(19)

Employment contract intangible, net	$1,938

Insurance book of business intangible, gross	$6,000
Less accumulated amortization	—

Insurance book of business intangible, net	$6,000

Total intangibles subject to future amortization, net	$15,696

Intangible assets not subject to future amortization:
Goodwill	$82,671

There were no intangible assets as of December 31, 2007.

The following table presents the estimated amortization expense (in thousands) for intangible assets for each of the five years ending December 31, 2013 and the estimated amount amortizable thereafter. These estimates are subject to change in future periods to the extent management determines it is necessary to make adjustments to the carrying value or estimated useful life of amortizing intangible assets.

2009	$2,353
2010	2,353
2011	2,353
2012	1,754
2013	1,377
Thereafter	5,506

$15,696

(25)	Related Party Transactions

The Company has a 19% interest in Tidewater Home Funding, LLC (“THF”). The Company accounts for this investment under the equity method. The Bank of Hampton Roads has established a warehouse credit facility for THF for up to $10,000,000. As of December 31, 2008 and 2007, THF had drawn $3,599,442 and $1,338,165 on this warehouse line of credit, at a variable rate of 7.25% and 8.25%, respectively.

The Company has a 9% ownership in Davenport Financial Fund, LLC. This investment is accounted for under the equity method.

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectibility or present other unfavorable features. At December 31, 2008 and 2007, loans to executive officers, directors, and their associates amounted to $88,345,146 and $26,671,391, respectively. During 2008, additional loans and repayments of loans by executive officers, directors, and their associates were $68,143,003 and $6,469,248, respectively.

Deposits are taken from the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these deposits are taken on substantially the same terms, including interest rates, as those prevailing at the time for comparable deposits from other persons. At December 31, 2008 and 2007, deposits from executive officers, directors, and their associates amounted to $16,026,028 and $6,298,583, respectively.

Gateway Bank & Trust Co. leases its Nags Head and one of its Kitty Hawk branches from a director and his wife for monthly payments of $6,000 and $16,679, respectively. The term of the Nags Head lease is for five years, with one five-year renewal. Kitty Hawk is a land lease that commenced in April 2006 for a term of twenty years, with three five-year renewals.

One of the directors is the managing member of two limited liability companies that serve as the managers for the legal entities which own and manage the Dominion Tower at 999 Waterside Drive, Norfolk, Virginia 23510. The Company has leased the second floor of the Dominion Tower for its executive offices and a first floor branch since August 2005. The lease expires in September 2016, with one renewal option for a period of seven years. Rent payments made in 2008, 2007, and 2006 totaled $624,951, $582,579, and $536,241.

(26)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the years ended December 31, 2008 and 2007 is as follows:

(in thousands)	2008
	Fourth	Third	Second	First
Interest income	$13,610	$12,370	$9,793	$9,404
Interest expense	5,039	4,848	4,012	4,018

Net interest income	8,571	7,522	5,781	5,386

Provision for loan losses	594	280	274	270
Noninterest income	1,264	1,801	1,694	1,221
Noninterest expense	5,671	6,541	4,659	4,116

Income before provision for income taxes	3,570	2,502	2,542	2,221

Provision for income taxes	1,225	806	869	760

Net income	$2,345	$1,696	$1,673	$1,461

Basic earnings per share	$0.18	$0.13	$0.15	$0.14

Diluted earnings per share	$0.18	$0.13	$0.15	$0.14

(in thousands)	2007
	Fourth	Third	Second	First
Interest income	$9,999	$9,941	$9,519	$8,744
Interest expense	3,891	3,635	3,399	3,090

Net interest income	6,108	6,306	6,120	5,654

Provision for loan losses	494	270	246	222
Noninterest income	863	824	830	924
Noninterest expense	3,825	4,053	4,083	4,034

Income before provision for income taxes	2,652	2,807	2,621	2,322

Provision for income taxes	939	971	892	790

Net income	$1,713	$1,836	$1,729	$1,532

Basic earnings per share	$0.17	$0.18	$0.17	$0.15

Diluted earnings per share	$0.16	$0.17	$0.17	$0.15