Form 10-K, Exhibit 13
period 2009-12-31
HAMPTON ROADS BANKSHARES INC
filed 2010-04-23
CIK 1143155

Exhibit 13.1

2009 Annual Report

Selected Financial Data

The financial information presented below has been derived from our audited consolidated financial statements. This information is only a summary and should be read together with our consolidated historical financial statements and management’s discussion and analysis appearing elsewhere in this annual report.

(dollars in thousands except share and per share data)	2009	2008	2007	2006	2005
Operating Results:
Interest income	$149,445	$45,177	$38,203	$30,021	$24,558
Interest expense	44,294	17,917	14,016	9,123	5,869

Net interest income	105,151	27,260	24,187	20,898	18,689
Provision for loan losses	134,223	1,418	1,232	180	486
Noninterest income	22,325	5,980	3,440	3,398	3,214
Noninterest expense	170,795	20,987	15,994	14,946	13,040
Income taxes (benefit)	(32,075)	3,660	3,590	3,134	2,870

Net income (loss)	(145,467)	7,175	6,811	6,036	5,507
Preferred stock dividend and accretion of discount	8,689	—	—	—	—

Net income (loss) available to common shareholders	$(154,156)	$7,175	$6,811	$6,036	$5,507

Per Common Share Data:
Basic earnings (loss)	$(7.07)	$0.60	$0.67	$0.66	$0.68
Diluted earnings (loss)	(7.07)	0.59	0.65	0.65	0.66
Book value	2.08	9.70	7.14	6.84	5.96
Tangible book value	1.50	5.18	7.14	6.84	5.96
Basic weighted average shares outstanding	21,816,407	11,960,604	10,228,638	9,092,980	8,137,244
Diluted weighted average shares outstanding	21,816,407	12,074,725	10,431,554	9,275,788	8,407,821
Shares outstanding at year end	22,154,320	21,777,937	10,314,899	10,251,336	8,242,822

Year-End Balances:
Assets	$2,975,558	$3,085,711	$563,828	$476,299	$409,517
Loans	2,426,692	2,599,526	477,149	375,044	285,330
Investment securities	190,841	177,432	47,081	59,545	73,826
Deposits	2,495,040	2,296,146	431,457	363,261	327,447
Borrowings	277,469	429,588	53,000	38,000	30,500
Shareholders’ equity	180,996	344,809	73,660	70,163	49,131

Average Balances:
Assets	$3,072,474	$759,264	$519,175	$432,716	$382,821
Loans	2,561,685	646,211	428,874	325,506	287,979
Investment securities	162,298	41,711	53,946	67,130	52,706
Deposits	2,325,606	562,390	389,055	333,242	302,167
Borrowings	397,616	94,101	51,336	36,968	30,944
Shareholders’ equity	316,381	94,030	71,545	57,640	44,855

Ratios:
Return on average assets	(4.73)%	0.95%	1.31%	1.39%	1.44%
Return on average common equity	(84.93)	7.63	9.52	10.47	12.28
Average equity to average assets	10.30	12.38	13.78	13.32	11.72
Allowance for loan losses to year end loans	5.47	1.97	1.06	1.04	1.26
Net interest margin	3.95	3.89	4.95	5.20	5.26
Dividend payout ratio	NM	73.33	64.18	75.76	52.94
Efficiency ratio	138.63	64.02	57.89	61.52	59.54

NM - Not Meaningful

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Introduction

Hampton Roads Bankshares, Inc. (the “Company”) is a bank holding company that was formed in 2001 and is headquartered in Norfolk, Virginia. The Company’s primary subsidiaries are Bank of Hampton Roads (“BOHR”), which opened for business in 1987, and Shore Bank (“Shore”), which opened in 1961. The Banks engage in general community and commercial banking business, targeting the needs of individuals and small- to medium-sized businesses. Currently, BOHR operates twenty-eight banking offices in the Hampton Roads region of southeastern Virginia and twenty-four offices throughout Virginia and North Carolina doing business as Gateway Bank & Trust Co. (“Gateway”). Shore serves the Eastern Shore of Maryland and Virginia through eight banking offices. Through various affiliates, the Banks also offer mortgage banking services, insurance, title insurance, and investment products. Unless the context otherwise requires, the terms the “Company,” “we,” “us,” or “our” are used to refer to Hampton Roads Bankshares, Inc. and our consolidated subsidiaries on a combined basis.

We acquired Shore Financial Corporation and Subsidiaries (“SFC”) on June 1, 2008, and therefore, the financial information discussed throughout the Management Discussion and Analysis includes the operations of Shore and Shore Investments Inc., for the seven months ended December 31, 2008 and throughout 2009. Our acquisition of Gateway Financial Holdings, Inc. and Subsidiaries (“GFH”) occurred on December 31, 2008; accordingly, the Company’s consolidated financial statements only include ending balance information, excluding GFH’s results from operations, during 2008 and a full year of operations during 2009.

With the acquisition of GFH, the Company acquired non-banking sources of noninterest income. As a result, the Company has four non-banking subsidiaries: Gateway Insurance Services, Inc., which sells insurance products to businesses and individuals; Gateway Investment Services, Inc., which assists customers with their securities brokerage activities through an arrangement with an unaffiliated broker-dealer; Gateway Bank Mortgage, Inc., which provides mortgage banking services with products which are primarily sold on the secondary market; and Gateway Title Agency, Inc., which engages in title insurance and settlement services for real estate transactions.

The following commentary provides information about the major components of our results of operations, financial condition, liquidity, and capital resources. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements presented elsewhere in this Annual Report. It should also be read in conjunction with the “Caution About Forward Looking Statements” section at the end of this discussion.

Executive Overview

In 2009, economic conditions in the markets in which our borrowers operate continued to deteriorate and the levels of loan delinquency and defaults that we experienced were substantially higher than historical levels. The Company reported a significant net loss for fiscal 2009, primarily a result of a significant adjustment to our provision for loan losses, the complete write-down of our goodwill asset related to our acquisitions of SFC and GFH, and a loss on investments due to other-than-temporary impairment charges on available-for-sale securities. In light of the current economic environment, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant credit costs in 2010, which would continue to adversely impact our financial condition and results of operations.

As of December 31, 2009, the Company and BOHR were “adequately capitalized” under applicable banking regulations; Shore Bank was “well-capitalized.” As a result, the Company is in the process of attempting to raise the additional capital necessary to become “well-capitalized” at all levels.

The acquisition of SFC added approximately $220.5 million in loans and $208.4 million in deposits to our balance sheet upon acquisition. The acquisition also generated approximately $27.9 million in goodwill. Due primarily to deteriorating economic conditions and in accordance with applicable accounting rules and guidance, the entire goodwill amount was determined to be impaired and was charged against income in the second quarter of 2009.

Because the acquisition of GFH was completed at the end of 2008, GFH’s results are included in the income statement, average balances, and related metrics beginning in 2009. GFH’s assets and liabilities are included, at fair value, in the consolidated balance sheet beginning on December 31, 2008, but not in 2008 averages. At the time of acquisition, GFH added approximately $1.8 billion in loans and $1.7 billion in deposits to the balance sheet. Those amounts represented approximately 69% of loans and 74% of deposits of the consolidated Company at year-end 2008. The acquisition also generated $56.9 million in goodwill. In the fourth quarter of 2009, it was determined that the GFH goodwill was impaired and the entire amount was charged against income. In addition, as discussed later, our problem loans increased significantly in 2009; loans acquired from GFH have been the primary source of that increase. Deteriorating economic conditions, difficulties in loan administration, and insufficient loan collection resources contributed to the credit quality problems. We have taken remedial action to address the internal issues, which are addressed in later sections of this report.

Our primary source of revenue is net interest income earned by our bank subsidiaries. Net interest income represents interest and fees earned from lending and investment activities, less the interest paid on deposits and borrowings. Net interest income may be impacted by variations in the volume and mix of interest earning assets and interest bearing liabilities, changes in the yields earned and the rates paid, level of non-performing interest earning assets, and the level of noninterest bearing liabilities available to support earning assets. Our net interest income was negatively impacted by increasing levels of non-performing loans during 2009. In addition to net interest income, noninterest income is another important source of revenue. Noninterest income is derived primarily from service charges on deposits and fees earned from bank services. With the addition of SFC and GFH, fees earned from investment, mortgage, and insurance activities also represent a significant component of noninterest income. Other factors that impact net income are the provision for loan losses, noninterest expense, and the provision for income taxes.

The following is a summary of our condition and financial performance as of December 31, 2009.

•

Assets were $3.0 billion. They decreased by $110.2 million or 4% from December 31, 2008. The decrease in assets was primarily associated with a $172.8 million decrease in loans, an $81.5 million increase in our allowance for loan losses, and a $85.5 million decrease in goodwill and other intangible assets, offset by an increase of $138.7 million in overnight funds sold and due from Federal Reserve Bank (“FRB”).

•

Investment securities available-for-sale increased $11.4 million to $161.1 million from December 31, 2008. The increase was the result of our investing some of the funds obtained from the increase in our deposits into pledgable interest earning securities. The investment portfolio was restructured during 2009 to increase regulatory capital ratios by selling higher risk-weighted securities and reinvesting the proceeds into securities that would favor our regulatory capital ratios.

•

Loans decreased by $172.8 million or 7% and deposits increased by $198.9 million or 9% for 2009 from December 31, 2008. The decrease in loans was attributed to pay downs and maturities of loans that exceeded new loans originated during 2009. Additionally, new loan demand was low during this period due to general economic conditions. The increase in deposits was attributed to an increase in interest bearing demand deposits and time deposits less than $100 thousand. A money market promotional campaign contributed significantly to the increase in interest bearing demand deposits.

•

Net loss available to common shareholders for 2009 was $154.2 million or $7.07 per common diluted share as compared with net income available to common shareholders of $7.2 million or $0.59 per common diluted share for comparative 2008. The primary reasons for the loss in 2009 were an increase in the allowance for loan losses of $81.5 million due to additional reserves necessary for resolving problem credits as loan quality has deteriorated due to the slow economy, declining real estate values in some markets, and goodwill impairment charges of $84.8 million in 2009 related to the SFC and GFH acquisitions.

•

The net interest margin was 3.95% in 2009 compared to 3.89% and 4.95% in 2008 and 2007, respectively. Favorable reductions in interest expense due to the amortization of fair value adjustments generated in the acquisitions of SFC and GFH affected the 2009 net interest margin.

•

Net interest income increased $77.9 million to $105.2 million for the year ended December 31, 2009 as compared to the same period 2008. The increase was due primarily to the increase of net interest income from loans acquired in the SFC and GFH acquisitions in 2008.

•

Noninterest income for the period ended December 31, 2009 was $22.3 million, a 273% increase over comparative 2008. This was largely due to the addition of the non-banking subsidiaries through our acquisition of GFH, gain on the sale of investment securities, and the increase in service charges and fees that resulted from the SFC and GFH acquisitions. Noninterest income was reduced during 2009 by an extinguishment of debt charge and other-than-temporary impairment charges to foreclosed real estate and securities.

•

Noninterest expense was $170.8 million for the period ended December 31, 2009, which was an increase of $149.8 million or 714% over the comparable period for 2008. The increase was attributed largely to the addition of noninterest expenses in all categories resulting from the SFC and GFH acquisitions, increases in FDIC insurance including a one-time special assessment leveled at all financial institutions, and goodwill impairment charges of $84.8 million.

•

Our effective tax rate decreased to (18.07%) in 2009 compared to 33.78% for comparative 2008. The change in our effective tax rate for 2009 was primarily due to the fact that the $84.8 million impairment of goodwill charge is not deductible for income tax purposes, thus our income tax benefit was negatively impacted.

Material Trends

The global and U.S. economies continue to experience a protracted slowdown in business activity as a result of disruptions, including a lack of confidence in the worldwide credit markets and in the financial system. Currently, the U.S. economy remains in the midst of one of its longest economic recessions in recent history. It is not clear at this time what ultimate impact U.S. Government programs such as the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“TARP CPP” or “CPP”) and other liquidity and funding initiatives of the Federal Reserve System will have on the financial markets, the U.S. banking and financial industries, the broader U.S. and global economies, and, more importantly, the local economies in the markets that we serve.

Partially as a result of the economy and partially due to our credit practices and administration, we experienced a significant deterioration in credit quality in 2009. Problem loans and non-performing assets rose throughout the year and led us to significantly increase the allowance for loan losses. To bolster our allowance, we increased the provision for loan losses to $134.2 million from $1.4 million in 2008. The increased expense contributed to a net loss available to common shareholders of $154.2 million in 2009. In light of continued economic weakness, problem credits may continue to rise and significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant credit costs in 2010, which would continue to adversely impact our financial condition, our results of operations, and the value of our common stock.

Critical Accounting Policies

U.S. generally accepted accounting principles are complex and require management to apply significant judgment to various accounting, reporting, and disclosure matters. Management must use assumptions, judgments, and estimates when applying these principles where precise measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions, and estimates. Changes in such judgments, assumptions, and estimates may have a significant impact on the consolidated financial statements. Actual results, in fact, could differ from those estimates.

Allowance for Loan Losses

The allowance for loan losses reflects the estimated losses resulting from the inability of our borrowers to make required loan payments. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collection of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is based on two basic principles of accounting: (i) Accounting Standards Codification (“ASC”) 450, Contingencies, which requires that losses be accrued when occurrence is probable and can be reasonably estimated and (ii) ASC 310-40, Receivables, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows, or values that are observable in the secondary market and the loan balance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, credit concentrations, trends in historical loss experience, and current economic conditions.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are determined to be impaired. We evaluate for impairment loans classified with a risk rating of “Substandard” or worse with balances of $150,000 and greater, loans that are classified as troubled debt restructurings, and nonaccrual loans. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of payments expected to be received using the historical effective loan rate as the discount rate. Alternatively, the measurement also may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, the measurement may be based on the net realizable fair value of the collateral. With regard to housing price depreciation and homeowners’ loss in the equity of collateral, we rely upon appraisals to substantiate collateral values. In addition, we have developed a matrix to adjust the value of differing types of properties depending on the length of time since the most recent appraisal was received. The adjustment factors range from 0% to 35% and were based upon published statistics. We also take into consideration the markets where the properties are located and apply higher or lower range values depending on specific market conditions. In the event that the borrower’s financial strength and the collateral are not sufficient to support the loan value, the loan is treated as impaired and the shortfall is factored into the allowance for loan losses calculation as a specific reserve.

The general component covers loans not designated for a specific allowance and is based on historical loss experience adjusted for qualitative factors. To arrive at the general component the loan portfolio is grouped by loan type. Each loan type is further subdivided by risk levels as determined in our loan grading process. A weighted average historical loss rate is computed for each group of loans over the trailing thirty-six months with higher weightings assigned to the most recent months. Beginning in 2009, the historical loss factor included historical losses of Hampton Roads Bankshares (“HRB”) and GFH on a combined basis. In addition, an adjustment factor is applied. The adjustment factor represents management’s judgment that inherent losses in a given group of loans are different from historical loss rates due to environmental factors unique to that specific group of loans. These factors may relate to:

•	Growth rate factors within the particular loan group;

•	Whether the recent loss history for a particular group of loans differs from its historical loss rate;

•	Amount of loans in a particular group that have recently been designated as impaired and that may be indicative of future trends for this group;

•	Reported or observed difficulties that other banks are having with loans in the particular group;

•	Changes in the experience, ability, and depth of lending personnel;

•	Changes in the nature and volume of the loan portfolio and in the terms of loans; and

•	Changes in the volume and severity of past due loans, nonaccrual loans, and adversely classified loans.

The sum of the historical loss rate and the adjustment factor comprise the estimated annual loss rate. To adjust for risk levels, a loss allocation factor is estimated based on the segmented risk levels for the loan group and is keyed off of a pass credit rating. The loss allocation factor is applied to the estimated annual loss rate to determine the expected annual loss amount. Additionally, we apply an economic factor to recognize external forces over which management has no control and to estimate inherent losses that may otherwise be omitted from the allowance calculation. The factors used in this calculation include published data for the gross domestic product growth rate, interest rate levels, as measured by the prime rate, and regional unemployment statistics.

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio and represents inherent losses that may not otherwise be captured in the specific or general components.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets with an indefinite life are subject to impairment testing at least annually or more often if events or circumstances, such as legal factors, business climate, unanticipated competition, changes in regulatory environment, or loss of key personnel, suggest potential impairment. Other acquired intangible assets determined to have a finite life are amortized over their estimated useful life in a manner that best reflects the economic benefits of the intangible asset. Intangible assets with a finite life are periodically reviewed for other-than-temporary impairment.

Financial Accounting Standards Board (“FASB”) ASC 350, Intangibles – Goodwill and Other, identifies a two-step impairment test that should be used to test for impairment and measure the amount of the impairment loss to be recognized. The first step involves comparing the fair value of the reporting unit with the carrying value of the reporting unit. The fair value of a reporting unit is computed using one or a combination of the following three methods: income method, market value, or cost method. The income method uses a discounted cash flow analysis to determine fair value by considering a reporting unit’s capital structure and applying a risk-adjusted discount rate to forecast earnings based on a capital asset pricing model. The market value method uses recent transaction analysis or publicly traded comparable analysis for similar assets and liabilities to determine fair value. The cost method assumes the net assets of a recent business combination accounted for under the purchase method of accounting will be recorded at fair value if no event or circumstance has occurred triggering a decline in the value. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and a second step of impairment testing will be performed. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. The loss recognized is limited to the carrying amount of goodwill. Once an impairment loss is recognized, future increases in fair value will not result in the reversal of previously recognized losses.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and deferred tax liabilities are measures using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expense (benefit) represents the change during the period in the deferred tax assets and deferred tax liabilities.

We use the asset and liability method in accounting for income taxes. This method recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in our financial statements or tax returns.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in the future years, and, as such, material changes would impact our financial condition and results of operations.

Estimates of Fair Value or Financial Instruments

We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Investment securities available-for-sale and derivative loan commitments are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans, foreclosed real estate and repossessed assets, goodwill, and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

When developing fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs. When available, we use quoted prices in active markets to measure fair value. If quoted prices in active markets are not available, fair value measurement is based upon quoted prices for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. However, in certain cases, when market observable inputs for model-based valuation techniques may not be readily available, we are required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. For financial instruments with quoted market prices or observable market parameters in active markets, there is minimal subjectivity involved in measuring fair value. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. When significant adjustments are required to price quotes or inputs, it may be appropriate to utilize an estimate based primarily on unobservable inputs. When an active market for a financial instrument does not exist, the use of management estimates that incorporate current market participant expectations of future cash flows, adjusted for an appropriate risk premium, is acceptable.

In connection with the first quarter 2009 adoption of the new fair value measurement guidance included in ASC 820, Fair Value Measurements and Disclosures, we developed policies and procedures to determine when markets for our financial assets and liabilities are inactive if the level and volume of activity has declined significantly relative to normal conditions. If markets are determined to be inactive, it may be appropriate to adjust price quotes received. The methodology we use to adjust the quotes generally involves weighing the price quotes and results of internal pricing techniques, such as the net present value of future expected cash flows (with observable inputs, where available) discounted at a rate of return market participants require to arrive at the fair value. The more active and orderly markets for particular security classes are determined to be, the more weight we assign to price quotes; whereas, the less active and orderly markets are determined to be, the less weight we assign to price quotes.

Significant judgment may be required to determine whether certain assets measured at fair value are included in Level 2 or Level 3. When making this judgment, we consider all available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. For securities in inactive markets, we use a predetermined percentage to evaluate the impact of fair value adjustments derived from weighing both external and internal indications of value to determine if the instrument is classified as Level 2 or Level 3. Otherwise, the classification of Level 2 or Level 3 is based upon the specific facts and circumstances of each instrument or instrument category and judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

Analysis of Results of Operations

During 2009, we incurred a net loss available to common shareholders of $154.2 million, compared with net income available to common shareholders of $7.2 million for 2008. The net loss in 2009 was largely attributable to $84.8 million in goodwill impairment charges related to the SFC and GFH acquisitions and $134.2 million in provision for loan losses expense, which was necessary to increase reserves for potential loan losses due to the slow economy and declining real estate values. Diluted loss per common share was $7.07 for 2009, a decrease of $7.66 over the diluted earnings per common share of $0.59 for 2008.

Net Interest Income

Net interest income, a major component of our earnings, is the difference between the income generated by interest-earning assets reduced by the cost of interest-bearing liabilities. The net interest margin, defined as net interest income as a percentage of average earning assets, was 3.95%, 3.89%, and 4.95% in 2009, 2008, and 2007, respectively. Net interest income and net interest margin may be significantly impacted by variations in the volume and mix of interest earning assets and interest bearing liabilities, changes in the yields earned and rates paid, and the level of noninterest bearing liabilities available to support earning assets. Our management team strives to maximize net interest income through prudent balance sheet administration, maintaining appropriate risk levels as determined by our Asset and Liability Committee (“ALCO”) and the Board of Directors.

Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	2009			2008			2007
(in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest earning assets
Loans	$2,418,983	$142,969	5.91%	$646,211	$43,201	6.69%	$428,874	$35,604	8.30%
Investment securities	162,298	6,339	3.91%	41,711	1,677	4.02%	53,946	2,316	4.29%
Interest-bearing deposits in other banks	14,104	38	0.27%	9,632	246	2.55%	4,870	248	5.09%
Overnight funds sold and due from FRB	67,962	99	0.15%	3,030	53	1.75%	691	35	5.07%

Total interest earning assets	2,663,347	149,445	5.61%	700,584	45,177	6.45%	488,381	38,203	7.82%
Noninterest earning assets	409,127			58,680			30,794

Total assets	3,072,474			759,264			519,175

Liabilities and Shareholders’ Equity:
Interest bearing liabilities
Interest bearing demand deposits	666,545	7,512	1.13%	81,014	1,030	1.27%	40,863	678	1.66%
Savings deposits	111,177	1,110	1.00%	88,559	1,741	1.97%	79,994	2,866	3.58%
Time deposits	1,289,638	27,393	2.12%	282,150	11,321	4.01%	168,886	8,113	4.80%

Total interest bearing deposits	2,067,360	36,015	1.74%	451,723	14,092	3.12%	289,743	11,657	4.02%
Borrowings	397,616	8,279	2.08%	94,101	3,825	4.06%	51,336	2,359	4.60%

Total interest bearing liabilities	2,464,976	44,294	1.80%	545,824	17,917	3.28%	341,079	14,016	4.11%
Noninterest bearing liabilities
Demand deposits	258,246			110,667			99,312
Other liabilities	32,871			8,743			7,239

Total noninterest bearing liabilities	291,117			119,410			106,551

Total liabilities	2,756,093			665,234			447,630
Shareholders’ equity	316,381			94,030			71,545

Total liabilities and shareholders’ equity	$3,072,474			$759,264			$519,175

Net interest income		$105,151			$27,260			$24,187

Net interest spread			3.81%			3.17%			3.71%
Net interest margin			3.95%			3.89%			4.95%

Note: Interest income from loans included fees of $1,121 in 2009, $817 in 2008, and $1,414 in 2007. Average nonaccrual loans of $142,702 are excluded from average loans for 2009. Average nonaccrual loans for 2008 and 2007 were not material and are included in average loans above.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

	2009 Compared to 2008			2008 Compared to 2007
	Interest Income/ Expense	Variance Attributable to		Interest Income/ Expense	Variance Attributable to
(in thousands)	Variance	Rate	Volume	Variance	Rate	Volume
Interest Earning Assets:
Loans	$99,768	$(4,427)	$104,195	$7,597	$(4,741)	$12,338
Investment securities	4,662	(46)	4,708	(639)	(140)	(499)
Interest-bearing deposits in other banks	(208)	(433)	225	(2)	1	(3)
Overnight funds sold and due from FRB	46	(2)	48	18	(4)	22

Total interest earning assets	104,268	(4,908)	109,176	6,974	(4,884)	11,858
Interest Bearing Liabilities:
Deposits	21,923	(3,088)	25,011	2,435	(1,636)	4,071
Borrowings	4,454	(792)	5,246	1,466	(236)	1,702

Total interest bearing liabilities	26,377	(3,880)	30,257	3,901	(1,872)	5,773

Net interest income	$77,891	$(1,028)	$78,919	$3,073	$(3,012)	$6,085

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of change in each.

2009 Compared to 2008

Net interest income was $105.2 million during the year ended December 31, 2009, representing an increase of $77.9 million or 286% as compared with 2008. The 2009 increase in net interest income resulted from growth in average loans of $1.8 billion from 2008 to 2009, largely the result of loans acquired in the GFH merger. Additionally, we benefited from a 148 basis point decrease in the average rate paid on interest bearing liabilities from 3.28% in 2008 to 1.80% in 2009. Also, favorable reductions in interest expense due to the amortization of fair value adjustments generated in the acquisitions of SFC and GFH in the amount of $13.3 million impacted 2009 net interest income. Net interest income was negatively affected by a decline in the average yield on interest earning assets from 6.45% in 2008 to 5.61% in 2009. These changes in average yield and rate produced a net interest spread which increased from 3.17% in 2008 to 3.81% in 2009.

The net interest margin, which is calculated by expressing net interest income as a percentage of average interest earning assets, is an indicator of effectiveness in generating income from earning assets. Our net interest margin was 3.95% in 2009 compared to 3.89% in 2008. In calculating net interest margin for the year ended 2009, average nonaccrual loans of $142.7 million were excluded from interest earning assets.

Our interest earning assets consist primarily of loans, investment securities, interest-bearing deposits in other banks, and overnight funds sold and due from FRB. Interest income on loans, including fees, increased $99.8 million to $143.0 million for the year ended December 31, 2009 compared to the same time period during 2008. This increase resulted from a $1.8 billion increase in average interest earning loans and was partially offset by a 78 basis point decline in the average yield on loans. Interest income on investment securities increased $4.7 million to $6.3 million for the year ended December 31, 2009, compared to the same time period during 2008. This increase was due to a $120.6 million increase in average investment securities, largely attributable to the GFH acquisition. The increase was partially offset by an 11 basis point reduction in the average yield on investment securities from 2008 to 2009. Interest income on interest-bearing deposits in other banks decreased $208 thousand from 2008 to 2009. This decrease was primarily the result of a 228 basis point decrease in the average interest yield. Interest income on overnight funds sold increased $46 thousand for the year ended December 31, 2009 compared to the same period ended 2008. This decrease was largely due to a 160 basis point decrease experienced in the average interest yield of average overnight funds sold.

Our interest bearing liabilities consist of deposit accounts and borrowings. Interest expense on deposits increased $21.9 million to $36.0 million for the year ended December 31, 2009 compared to the same time period during 2008. This increase resulted from a $1.6 billion increase in average interest bearing deposits, largely due to the GFH acquisition, offset by a 138 basis point decrease in the average interest rate on deposits. This decrease in our average deposit rates resulted in large part from declining rates on certificates of deposits and other deposits coupled with reductions in interest expense due to the amortization of fair value adjustments generated in the acquisitions of SFC and GFH. These factors contributed significantly toward a reduction of our average rate on time deposits from 4.01% in 2008 to 2.12% in 2009. Interest expense on borrowings, which consisted of Federal Home Loan Bank (“FHLB”) borrowings, other borrowings, and overnight funds purchased increased $4.5 million to $8.3 million for the year ended December 31, 2009 compared to the same time period during 2008. The $303.5 million increase in average borrowings netted against a 198 basis point decrease in the average interest rate on borrowings produced this result.

2008 Compared to 2007

Net interest income was $27.3 million during the year ended December 31, 2008, representing an increase of $3.1 million or 13% as compared with 2007. The 2008 increase in net interest income resulted from growth in interest earning assets during the period, primarily due to the SFC merger. Additionally, we benefited from an 83 basis point decrease in the average rate paid on interest bearing liabilities from 4.11% in 2007 to 3.28% in 2008. Net interest income was negatively affected by a decline in the average yield on interest earning assets from 7.82% in 2007 to 6.45% in 2008. These changes in average yield and rate produced a net interest spread which compressed from 3.71% in 2007 to 3.17% in 2008.

The net interest margin was 3.89% in 2008, compared to 4.95% in 2007. The Federal Open Market Committee’s 500 - 525 basis point reduction in the target federal funds rate since September 2007 put continued downward pressure on interest rates which negatively impacted our asset sensitive balance sheet, resulting in the decline in the net interest margin.

Interest income on loans, including fees, increased $7.6 million to $43.2 million for the year ended December 31, 2008 compared to the same time period during 2007. This increase resulted from a $217.3 million increase in average loans and was partially offset by a 161 basis point decline in the average yield on loans. The merger valuation adjustment of SFC’s loan portfolio, which is being amortized over approximately thirty-eight months beginning in June 2008, reduced interest income on loans by $221 thousand in 2008. Interest income on investment securities decreased $639 thousand to $1.7 million for the year ended December 31, 2008 compared to the same time period during 2007. We experienced a $12.2 million decline in average investment securities, primarily resulting from maturing investments used to fund other liquidity needs and the existence of a relatively unfavorable investment security market during the year. Interest income on interest-bearing deposits in other banks and overnight funds sold had a nominal impact on our interest income during 2008 and 2007.

Interest expense from deposits increased $2.4 million to $14.1 million for the year ended December 31, 2008 compared to the same time period during 2007. This increase resulted from the $162.0 million increase in average interest bearing deposits offset by a 90 basis point decrease in the average interest rate on deposit liabilities. The merger valuation adjustment of certain SFC deposits, being amortized over eleven months beginning June 2008, decreased interest expense on deposits by $341 thousand in 2008. Interest expense from borrowings increased $1.5 million to $3.8 million for the year ended December 31, 2008 compared to the same time period during 2007. The $42.8 million increase in average borrowings netted against the 54 basis point decrease in the average interest rate on borrowings produced this result. The merger valuation adjustment of SFC’s borrowings, being amortized over fourteen months beginning in June 2008, decreased interest expense on borrowings by $173 thousand in 2008.

Noninterest Income

Table 3: Noninterest Income

(in thousands)				2009 Compared to 2008		2008 Compared to 2007
	2009	2008	2007	$	%	$	%
Service charges on deposit accounts	$8,117	$3,379	$1,996	$4,738	140%	$1,383	69%
Mortgage banking revenue	4,642	—	—	4,642	—	—	—
Gain on sale of investment securities	4,274	457	—	3,817	835%	457	—
Gain (loss) on sale of premises and equipment	(29)	519	11	(548)	(106)%	508	4618%
Extinguishment of debt charge	(1,962)	—	—	(1,962)	—	—	—
Other-than-temporary impairment
of foreclosed real estate	(1,043)	—	—	(1,043)	—	—	—
of securities	(2,469)	(561)	—	(1,908)	340%	(561)	—
Insurance revenue	4,901	—	—	4,901	—	—	—
Brokerage revenue	354	—	—	354	—	—	—
Income from bank owned life insurance	1,658	—	—	1,658	—	—	—
Visa check card income	1,810	541	285	1,269	235%	256	90%
ATM surcharge fees	406	213	210	193	91%	3	1%
Other	1,666	1,432	938	234	16%	494	53%

Total noninterest income	$22,325	$5,980	$3,440	$16,345	273%	$2,540	74%

2009 Compared to 2008

As shown in Table 3, we reported an increase in total noninterest income of $16.3 million or 273% in 2009 over 2008. Noninterest income comprised 13% of total revenue in 2009 and 12% in 2008. Our largest source of noninterest income is service charges on deposit accounts which increased $4.7 million or 140% to $8.1 million for the year ended December 31, 2009 compared to the same period in 2008. The increase was primarily attributed to service charges on the accounts acquired with the SFC and GFH mergers. Additionally, as part of the GFH merger, we acquired mortgage, insurance, and brokerage subsidiaries; revenue from these operations was $4.6 million, $4.9 million, and $354 thousand, respectively. We had no such income during 2008. We incurred an extinguishment of debt charge during 2009 of $2.0 million on the early payoff of two FHLB advances. In order to restructure our investment portfolio to lower our risk weighted assets for regulatory capital ratio purposes during 2009, we sold securities with higher risk weights and reinvested in securities with lower risk weights. We generated gains on sales of investment securities of $4.3 million in 2009 and $457 thousand in 2008. The deteriorating economy during 2009 caused other-than-temporary impairments in our foreclosed real estate and investment securities portfolios and impairment charges of $1.0 million and $2.5 million, respectively, were incurred during 2009 and included as a reduction to noninterest income. Other-than-temporary impairment of securities of $561 thousand was incurred during 2008.

2008 Compared to 2007

We reported an increase in total noninterest income of $2.5 million or 74% in 2008 over 2007. Service charges on deposit accounts increased $1.4 million or 69% to $3.4 million for the year ended December 31, 2008 compared to the same period in 2007. The addition of SFC represented $1.2 million of the increase to service charges on deposit accounts. During the first and third quarters of 2008, we sold investment securities available-for-sale and recorded a gain of $457 thousand. Gain on sale of premises and equipment primarily consisted of a gain recorded on the sale of a property originally intended for expansion prior to relocating the corporate headquarters. During 2008, equity securities originally owned by SFC were deemed to be other-than-temporarily impaired and an impairment loss of $561 thousand was recognized through noninterest income. Other service charges and fees increased $494 thousand or 53% during 2008 compared to 2007. Contributing to this increase was a gain from the sale of our credit card portfolio as well as the introduction of a non sufficient funds (“NSF”) protection product that generates fees in return for honoring NSF checks up to a predetermined limit.

Noninterest Expense

Table 4: Noninterest Expense

(in thousands)				2009 Compared to 2008		2008 Compared to 2007
	2009	2008	2007	$	%	$	%
Salaries and employee benefits	$42,285	$11,518	$9,954	$30,767	267%	$1,564	16%
Occupancy	9,044	2,261	1,668	6,783	300%	593	36%
Data processing	5,368	1,189	612	4,179	351%	577	94%
Impairment of goodwill	84,837	—	—	84,837	—	—	—
FDIC insurance	5,661	262	42	5,399	2061%	220	524%
Equipment	4,735	663	343	4,072	614%	320	93%
Professional fees	2,883	383	279	2,500	653%	104	37%
Amortization of intangible assets	2,546	365	—	2,181	598%	365	—
Bank franchise tax	1,922	621	464	1,301	210%	157	34%
Telephone and postage	1,599	481	305	1,118	232%	176	58%
Directors’ and regional board fees	1,020	443	307	577	130%	136	44%
Stationery, printing, and office supplies	894	229	168	665	290%	61	36%
Advertising and marketing	888	412	326	476	116%	86	26%
ATM and VISA check card	293	551	500	(258)	47%	51	10%
Other	6,820	1,609	1,026	5,211	324%	583	57%

Total noninterest expense	$170,795	$20,987	$15,994	$149,808	714%	$4,993	31%

2009 Compared to 2008

Noninterest expense represents our overhead expenses. As stated previously, only seven months of SFC’s expenses were included in our total 2008 operations. Similarly, none of GFH’s expenses were included in our 2008 operations. A full year of expenses for both SFC and GFH were included in our 2009 operations. The efficiency ratio, calculated by dividing noninterest expense by the sum of net interest income and noninterest income excluding securities gains was 139% in 2009 compared to 64% in 2008. The addition of SFC and GFH as well as the impairment of goodwill impacted our efficiency ratio during 2009 and would have been approximately 70% if impairment of goodwill was excluded from the calculation.

As shown in Table 4, total noninterest expense increased $149.8 million or 714% during the year ended December 31, 2009 compared to the same period of 2008. Of this increase, $84.8 million was attributed to non-cash goodwill impairment charges incurred during 2009. The impairment charges were associated with the goodwill created from the SFC and GFH acquisitions and the subsequent drop in market valuation. For additional information regarding goodwill and its impairments, refer to Note 8, Goodwill and Intangible Assets, of the Notes to the Consolidated Financial Statements. Salaries and employee benefits expense increased 267% to $42.3 million for the year ended December 31, 2009 compared to the same period in 2008 as a direct result of the mergers with SFC and GFH. We experienced a 300% increase in occupancy expense related to the increased number of properties obtained as a result of the acquisitions. Data processing expense posted an increase of $4.2 million for 2009 over the $1.2 million for 2008, resulting primarily from the cost of SFC and GFH’s outsourced data processing functions. FDIC insurance was $5.7 million for the year ended December 31, 2009 as compared with $262 thousand for the same period in 2008. This was directly a result of the increase in required insurance due to the larger amount of deposits that resulted from the acquisitions, FDIC insurance rates approximately doubling in 2009 as compared with 2008, and a special FDIC insurance assessment incurred during the second quarter that resulted in an approximate one-time cost of $1.4 million. For the year ended December 31, 2009, equipment expenses were $4.7 million compared to $663 thousand for comparative 2008. This increase was related primarily to the acquisitions of SFC and GFH.

2008 Compared to 2007

The efficiency ratio was 63% in 2008 compared to 58% in 2007. The acquisition of SFC and related merger integration costs impacted our efficiency ratio during 2008.

Total noninterest expense increased $5.0 million or 31% during the year ended December 31, 2008 compared to the same period of 2007, primarily resulting from the acquisition of SFC in June which contributed $5.3 million in noninterest expense during the year. Salaries and employee benefits increased $1.6 million to $11.5 million during 2008 compared with the same period in 2007, primarily related to the addition of SFC’s employee costs. The change in noninterest expense included a 36% increase in occupancy expense which resulted from the opening of our new branch location in the Edinburgh section of Chesapeake, the relocation of Shore’s Cape Charles and Salisbury, Maryland locations, and expenses related to SFC’s operations since the acquisition in June 2008. Data processing expense realized an increase of $577 thousand for the year compared to 2007, resulting from an upgrade to imaged file capture cash letter processing and the addition of SFC for seven months of 2008. There was an increase in our FDIC assessment of $220 thousand. All other noninterest expenses posted an increase of 55% to $5.8 million for the year ended December 31, 2008 compared to the same period of 2007, greatly a result of the SFC acquisition.

Provision for Income Taxes

Income tax benefit for 2009 was $32.1 million compared to an income tax expense for 2008 and 2007 of $3.7 million and $3.6 million, respectively. Our effective tax rate for the years ended December 31, 2009, 2008, and 2007 was (18.07%), 33.78%, and 34.52%, respectively. The effective tax rate related to the 2009 income tax benefit was much lower than the effective rates related to income tax expense in 2008 and 2007 largely because the $84.8 million goodwill impairment charge recorded in 2009 is not deductable for income tax purposes, thus lowering the overall tax benefit as a percentage of the pre-tax loss. Also affecting the provision for income taxes and the effective tax rate in 2009 was the establishment of a valuation reserve in the amount of $1.0 million related to $2.8 million in capital loss carryforwards. Additional information regarding the valuation allowance can be found in Note 23 - Income Taxes in the Notes to Consolidated Financial Statements. The 2008 effective tax rates are more representative of future expected tax rates.

Analysis of Financial Condition

Total assets at December 31, 2009 were $3.0 billion, a decrease of $110.2 million or 4% over December 31, 2008 total assets. This decrease was primarily associated with a $172.8 million decrease in loans, an $81.5 million increase in our allowance for loan losses, and an $85.5 million decrease in goodwill and other intangible assets (the majority of which was $84.8 million in goodwill impairment charges related to the SFC and GFH acquisitions). These decreases were partially offset by a $138.7 million increase in overnight funds sold and due from FRB.

Investment Securities

Our investment portfolio at December 31, 2009 primarily consisted of available-for-sale U.S. Agency mortgage-backed securities. The mortgage-backed securities at December 31, 2009 consisted of Government National Mortgage Association pass through securities or collateralized mortgage obligations. Our available-for-sale securities are reported at estimated fair value. They are used primarily for liquidity, pledging, earnings, and asset / liability management purposes and are reviewed quarterly for possible impairment. At year-end 2009, the estimated fair value of our available-for-sale investment securities was $161.1 million, an increase of 8% over 2008. The estimated fair value at December 31, 2008 was $149.6 million, an increase of 253% over the $42.4 million at year-end 2007. The increase between 2008 and 2009 was primarily the result of partially utilizing the increase in deposits to purchase interest-earning investment securities. Our investment portfolio was also restructured during 2009 to increase regulatory capital ratios by selling high risk-weighted securities and reinvesting the proceeds into securities that would favor our regulatory capital ratios. The average balance for 2009 was $162.3 million compared to $41.7 million at December 31, 2008. The increase in average balances was largely the result of acquiring $117.7 million of investment securities as part of the GFH acquisition.

Table 5 displays the contractual maturities and weighted average yields from investment securities at year-end 2009. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 5: Investment Maturities and Yields

(in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield
U.S. agency securities:
Within 1 year	$999	$1,025	4.22%
After 1 year but within 5 years	1,017	1,088	4.96%
After 5 years but within 10 years	9,360	9,331	3.44%

Total U.S. agency securities	11,376	11,444	3.65%

State and municipal securities:
After 10 years	1,279	1,306	4.88%

Total state and municipal securities	1,279	1,306	4.88%

Mortgage-backed securities:
After 5 years but within 10 years	216	226	4.60%
After 10 years	146,367	145,501	3.49%

Total mortgage-backed securities	146,583	145,726	3.49%

Equity securities	2,966	2,586	—

Total investment securities available-for-sale	$162,204	$161,062	3.51%

Table 6 provides information regarding the composition of our securities portfolio showing selected maturities and yields. For more information on securities, refer to Note 3, Investment Securities, of the Notes to the Consolidated Financial Statements.

Table 6: Composition of Securities Portfolio

	December 31,
	2009			2008			2007
(in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield
Securities available-for-sale:
U.S. agency	$11,376	$11,444	3.65%	$24,584	$24,999	4.32%	$40,944	$41,273	4.23%
State and municipal	1,279	1,306	4.88%	18,186	18,217	5.53%	244	250	5.34%
Mortgage-backed	146,583	145,726	3.49%	95,202	95,248	5.49%	642	641	4.74%
Corporate	—	—	—	5,093	5,093	5.15%	—	—	—
Equity	2,966	2,586	—	6,747	6,080	—	472	213	—

Total securities available-for-sale	$162,204	$161,062	3.51%	$149,812	$149,637	5.04%	$42,302	$42,377	4.25%

We do not use derivatives or other off-balance sheet transactions, such as futures contracts, forward obligations, interest rate swaps, or options.

Overnight Funds Sold and Due From FRB

Overnight funds sold and due from FRB are temporary investments used primarily for daily cash management purposes and, as a result, daily balances vary. As of year-end 2009, overnight funds sold and due from FRB were $139.2 million compared to $510 thousand as of year-end 2008, with the increase primarily resulting from the increase in deposits during 2009. For liquidity purposes, the funds received from the increase in deposits were placed at the FRB where they were immediately accessible. Overnight funds are comprised of federal funds sold.

Loans

As a holding company of two community banks, we have a primary objective of meeting the business and consumer credit needs within our markets where standards of profitability, client relationships, and credit quality can be met. Our loan portfolio is comprised of commercial, construction, real estate-commercial mortgage, real estate-residential mortgage, and installment loans to individuals. All lending decisions are based upon evaluation of the repayment capacity, financial strength, and credit history of the borrower, the quality and value of the collateral securing each loan, and the financial strength of guarantors. With few exceptions, personal guarantees are required on loans.

As shown in Table 7, the overall loan portfolio decreased $172.8 million or 7% from year-end 2008 to year-end 2009. During 2009, management reduced the percentage of construction and development loans from 34% of the loan portfolio to 31%. Management intends to continue reducing the percentage of construction and development loans to lower its risk exposure to this type of lending and to capitalize on other lending opportunities available in our markets.

Table 7: Loans by Classification

(in thousands)	December 31,
	2009		2008		2007		2006		2005
	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial	$361,256	15%	$451,426	17%	$109,783	23%	$72,133	19%	$60,972	21%
Construction	757,702	31%	897,288	34%	165,469	35%	116,812	31%	85,205	30%
Real estate - commercial mortgage	740,570	30%	673,351	26%	151,601	32%	140,260	37%	104,313	37%
Real estate - residential mortgage	524,853	22%	528,760	21%	38,523	8%	25,523	7%	20,011	7%
Installment loans to individuals	42,858	2%	50,085	2%	11,976	2%	20,599	6%	15,107	5%
Deferred loan fees and related costs	(547)	—	(1,384)	—	(203)	—	(283)	—	(278)	—

Total loans	$2,426,692	100%	$2,599,526	100%	$477,149	100%	$375,044	100%	$285,330	100%

Commercial loans consist of loans to businesses which typically are not collateralized by real estate. Generally, the purpose of commercial loans is for the financing of accounts receivable, inventory, or equipment and machinery. Our commercial loan portfolio decreased $90.2 million from the 2008 year-end balance of $451.4 million to the 2009 year-end balance of $361.3 million. The commercial loan category grew 311% from year-end 2007 to year-end 2008 due primarily to the acquisitions of SFC and GFH.

Construction loans decreased $139.6 million from the year-end 2008 balance of $897.3 million to the year-end 2009 balance of $757.7 million, thus lowering the concentration of construction loans to 31% of the total loan portfolio at December 31, 2009 compared with 34% at December 31, 2008. Our specialization in construction lending has resulted in a loan concentration, defined as 10% of the total loan portfolio, in loans to real estate developers. These loans are usually collateralized by the underlying real estate. Our construction loans at December 31, 2009 included $164.4 million of interest reserve loans. The interest on these loans is paid out of an interest reserve, where interest costs are funded out of the proceeds of the construction loan. Construction and development loans are made to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties, and commercial projects, as well as the development of residential neighborhoods and commercial office parks. The construction loan category grew 442% from year-end 2007 to year-end 2008 due to the acquisitions of SFC and GFH.

We make real estate-commercial mortgage loans for the purchase and refinancing of owner occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities, and other non-residential types of properties. Our real estate-commercial mortgage loan portfolio increased $67.2 million from the 2008 year-end balance of $673.4 million to the 2009 year-end balance of $740.6 million. Our real estate - commercial mortgage loan category increased 344% from year-end 2007 to year-end 2008 largely due to the acquisitions of SFC and GFH.

The real estate-residential mortgage portfolio includes first and second mortgage loans, home equity lines of credit, and other term loans secured by first and second mortgages. First mortgage loans are generally for the purchase of primary residences, second homes, or residential investment property. Second mortgages and home equity loans are generally for personal, family, and household purposes such as home improvements, major purchases, education, and other personal needs. The real estate - residential mortgage loan portfolio increased $3.9 million from the 2008 year-end balance of $528.8 million to the 2009 year-end balance of $524.9 million. The real estate - residential mortgage loan category increased 1273% from year-end 2007 to year-end 2008. The acquisitions of SFC and GFH accounted for the majority of the increase in real estate-residential mortgages.

Installment loans to individuals are made primarily for personal, family, and general household purposes. More specifically, we make automobile loans, home improvement loans, loans for vacations, and debt consolidation loans. The installment loan portfolio decreased $7.2 million from the 2008 year-end balance of $50.1 million to the 2009 year-end balance of $42.9 million. The installment loan category increased 318% from year-end 2007 to year-end 2008.

Our long-range objective continues to be profitable growth in the loan portfolio, while our short-term focus will be on absorbing the acquired companies’ loan portfolios and managing the entire loan portfolio through the current challenging economic conditions. Additionally, our prudent business practices and internal guidelines and underwriting standards will continue to be followed in making lending decisions in order to manage exposure to loan losses.

Table 8 indicates our loans by geographic area as of December 31, 2009.

Table 8: Loans by Geographic Location

(in thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Hampton Roads	$251,576	$262,637	$319,183	$124,677	$28,193	$986,266
Triangle	33,172	120,781	114,212	100,977	896	370,038
Richmond	19,379	102,374	87,726	35,213	190	244,882
Outer Banks	15,781	72,695	86,243	64,063	3,172	241,954
Eastern Shore	11,116	37,852	40,384	131,328	4,867	225,547
Northeast NC	24,529	61,614	48,768	55,035	5,264	195,210
Wilmington	5,703	99,749	44,054	13,560	276	163,342

Total loans	$361,256	$757,702	$740,570	$524,853	$42,858	$2,427,239

Note: This table does not include deferred loan fees.

Table 9 sets forth the maturity periods of our loan portfolio as of December 31, 2009. Demand loans are reported as due within one year. Variable rate loans with interest rate floors are considered fixed rate loans for the purpose of this report once the floors have been reached. Since the majority of our loan portfolio is short-term, we can re-price our portfolio frequently to adjust the portfolio to current market rates.

Table 9: Loan Maturities Schedule

(in thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$42,139	$216,294	$105,092	$143,242	$10,519	$517,286
1 to 5 years	5,351	7,660	41,878	61,554	200	116,643
After 5 years	1,274	11,789	16,216	92,820	235	122,334

Total variable rate	48,764	235,743	163,186	297,616	10,954	756,263

Fixed Rate:
Within 1 year	141,832	419,408	194,579	70,230	3,646	829,695
1 to 5 years	159,920	91,528	348,929	108,280	27,823	736,480
5 years	10,740	11,023	33,876	48,727	435	104,801

Total fixed rate	312,492	521,959	577,384	227,237	31,904	1,670,976

Total maturities	$361,256	$757,702	$740,570	$524,853	$42,858	$2,427,239

Note: This table does not include deferred loan fees.

Allowance for Loan Losses and Provision for Loan Losses

The purpose of the allowance for loan losses is to provide for potential losses inherent in our loan portfolio. Management regularly reviews the loan portfolio to determine whether adjustments are necessary to maintain an allowance for loan losses sufficient to absorb losses. Our review takes into consideration changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and review of current economic conditions that may affect the borrower’s ability to repay. Some of the tools used in the credit review process to identify potential problem loans include past due reports, collateral valuations, cash flow analyses of borrowers, and risk ratings of loans. In addition to the review of credit quality through ongoing credit review processes, we construct a comprehensive allowance analysis for our loan portfolio at least quarterly. This analysis includes specific allowances for individual loans, general allowances for loan pools which factor in our historical loan loss experience, loan portfolio growth and trends, and economic conditions, and unallocated allowances predicated upon both internal and external factors.

We began the year 2009 using the methodology for loan loss allowance calculation previously employed by HRB. It was in the second quarter of 2009 when significant deterioration in credit quality became evident, through increased delinquencies, nonaccrual loans, and charge-offs. That deteriorating trend continued in the third and fourth quarters of 2009. We employed both internal resources as well as the resources of an independent third party credit consultant in order to arrive at a process we believe would work well on an on-going basis for the combined institution.

In the process of consolidating the internal credit review process for the acquired companies, a variety of initiatives were undertaken to bolster the loan grading function and the determination of the allowance for loan losses. Initiatives and procedures which augmented the loan function included acquisition and development loan reviews, interest reserve loan reviews, past due loan reviews, forecasting reviews, standard loan reviews, loans presented for approval and renewal, relationship reviews, and cash flow analyses. We also conformed and refined risk grades. In addition to the internal review of credit quality, the independent credit consulting firm assisted us with the establishment of fair values for the GFH loan portfolio. Based upon evidence of rapid deterioration in credit quality affecting a significant volume of loans and continued weakening of economic conditions, we made additional modifications to our model of recalculating the loan loss allowance. We conformed the application of risk grades in the allowance calculation, changed the time for impairment factor from a variable period to one year, and made upward adjustments to the factors applied to loans with real estate collateral in those markets that were experiencing the most significant rates of decline. We subsequently modified our historical loss factor from a three year annual average to a weighted three year quarterly average to place greater emphasis on current conditions. On a net basis, these changes resulted in a higher volume of impaired loans, and consequently, an increase to our allowance for loan losses. In our opinion, changes made to the credit measurement standards made adjustments necessary to accurately reflect the risk of loss inherent in the loan portfolio as a result of the serious economic downturn and rapid deterioration in the credit quality. As a result of the magnitude and the rate of change in the credit quality of the loan portfolio, we are unable to quantify with reasonable certainty the amount of the loans that would have become impaired under the original criteria from those that were impaired solely due to the change in criteria. Upon review of the impact of the changes made to the allowance methodology compared with the deterioration in credit quality, we are confident that the credit quality issue was the dominant factor that led to an increase in impaired loans and in the resultant increase in the loan loss allowance. Additional information about the allowance for loan losses can be found in Note 1, Basis of Financial Statement Presentation and Summary of Significant Accounting Policies, of the Notes to the Consolidated Financial Statements.

As part of the loan loss reserve methodology, loans are categorized into one of five categories: commercial, construction, commercial real estate, residential real estate, and consumer installment. These categories are further subdivided by assigned asset quality. Loss factors are calculated using qualitative data and then are applied to each of the loan pools to determine a reserve level for each of the five pools of loans. In addition, special allocations may be assigned to nonaccrual or other problem credits.

Primarily as a result of the increase in impaired loans, the allowance for loan losses increased significantly during 2009, both in dollars and as a percentage of total loans. Since risks to the loan portfolio include general economic trends as well as conditions affecting individual borrowers, the allowance is an estimate. As shown in Table 10, the allowance for loan losses was $132.7 million or 5.47% of outstanding loans as of December 31, 2009 compared with $51.2 million or 1.97% of outstanding loans as of December 31, 2008. We increased the allowance for loan losses $81.5 million (net of charge-offs and recoveries) during 2009 as a result of our recognition of deterioration in loan credit quality, continued softening in the economy, decreases in real estate values, increases in charge-offs and non-performing assets, and the results of the independent review of the portfolio. Net charge-offs were $52.7 million for the year ended December 31, 2009 compared with the $235 thousand on December 31, 2008. Our provision for loan losses in 2009 was $134.2 million compared to $1.4 million in 2008 and $1.2 million in 2007. The increased provision for loan losses during 2009 was attributable to the current economic environment. Management will continue to adjust the allowance for loan losses in 2010 as the portfolio performance dictates. In addition, any new initiatives the U.S. government implements that may offer relief to our borrowers will be reviewed.

Table 10: Allowance for Loan Losses Analysis

(in thousands)	2009	2008	2007	2006	2005
Allowance for Loan Losses:
Balance at beginning of year	$51,218	$5,043	$3,911	$3,597	$3,071
Acquired through SFC acquisition	—	2,932	—	—	—
Acquired through GFH acquisition	—	42,060	—	—	—
Charge-offs:
Commercial	(11,975)	(37)	—	—	(24)
Construction	(22,900)	—	(91)	—	—
Real estate - commercial mortgage	(10,882)	—	—	—	—
Real estate - residential mortgage	(6,587)	(157)	—	—	—
Installment loans to individuals	(1,192)	(143)	(18)	(59)	(75)

Total charge-offs	(53,536)	(337)	(109)	(59)	(99)
Recoveries:
Commercial	291	—	—	166	119
Construction	29	4	—	—	—
Real estate - commercial mortgage	108	—	—	—	—
Real estate - residential mortgage	169	—	—	—	—
Installment loans to individuals	195	98	9	27	20

Total recoveries	792	102	9	193	139

Net (charge-offs) recoveries	(52,744)	(235)	(100)	134	40
Provision for loan losses	134,223	1,418	1,232	180	486

Balance at end of year	$132,697	$51,218	$5,043	$3,911	$3,597

Allowance for loan losses to year-end loans	5.47%	1.97%	1.06%	1.04%	1.26%
Ratio of net (charge-offs) recoveries to average loans	(2.06)%	(0.04)%	(0.02)%	0.04%	0.01%

The allowance consists of specific, general, and unallocated components. Table 11 provides a breakdown of the allowance for loan losses and other related information at December 31, 2009 and 2008.

Table 11: Allowance for Loan Losses Components and Related Data

	December 31,
(dollars in thousands)	2009	2008
Allowance for loan losses:
Pooled component	$34,050	$47,832
Specific component	91,488	545
Unallocated component	7,159	2,841

Total	$132,697	$51,218

Impaired loans	$469,068	$4,291
Non-impaired loans	1,957,624	2,595,235

Total loans	$2,426,692	$2,599,526

Pooled component as % of non-impaired loans	1.74%	1.84%
Specific component as % of impaired loans	19.50%	12.70%

Allowance as of % of loans	5.47%	1.97%
Allowance as of % of nonaccrual loans	53.44%	155.75%

The ASC 450 (pooled) component of the allowance declined beginning in the second quarter of 2009. General allocations decreased by $13.7 million to $34.1 million at December 31, 2009 from $47.8 million at December 31, 2008. The general component of the allowance is based on several factors, including historical loan loss experience as well as economic and other qualitative considerations. This decrease is related to several factors. Loan demand weakened during 2009, as evidenced by the decline in total loans. Additionally, as loans migrated into impaired loan status, the amount of loans accounted for under ASC 450 declined. Furthermore, as we continued to analyze the GFH portfolio and experience migration of loans from ASC 450 to ASC 310-40, management no longer considered necessary the additional qualitative factor it established as of December 31, 2008. The general component increased in the fourth quarter of 2009, due largely to higher levels of charge-offs experienced in the second half of the year.

The ASC 310-40 (specific) component of our allowance for loan losses increased significantly beginning with the second quarter of 2009. During 2009, loan credit quality declined as evidenced by the significant increases in nonaccrual and impaired loans. Additionally, during the second quarter, as nonperforming assets became more significant, we reviewed our methodology of calculating estimated losses on impaired loans, which resulted in a much more conservative calculation and, therefore, a much higher, specific component for the allowance calculation. Specific loan loss allocations increased $90.9 million to $91.5 million at December 31, 2009 from $545 thousand at December 31, 2008. The increase was attributable to a significant increase in impaired loan from $4.3 million as of December 31, 2008 to $469.1 million as of December 31, 2009. Of these loans, $248.3 million were on nonaccrual status at December 31, 2009.

The specific allowance for loan losses necessary for these loans is based on a loan-by-loan analysis and varies between impaired loans largely due to the level of collateral. As a result, the ratio of allowance for loan losses to nonaccrual loans is not sufficient for measuring the adequacy of the allowance for loan losses. Table 12 provides additional ratios that measure our allowance for loan losses.

Table 12: Adequacy of Loan Loss Allowance

December 31, 2009
Non-performing loans for which full loss has been charged off to total loans	0.91%

Non-performing loans for which full loss has been charged off to non-performing loans	8.91%

Charge off rate for nonperforming loans which the full loss has been charged off	42.46%

Coverage ratio net of nonperforming loans for which the full loss has been charged off	58.67%

Total allowance divided by total loans less nonperforming loans for which the full loss has been charged off	5.52%

Allowance for individually impaired loans divided by total loans that are individually impaired	19.50%

The unallocated portion of the loan loss allowance increased $4.3 million to $7.1 million at December 31, 2009 from $2.8 million at December 31, 2008. Given the inherent risk embedded within this profile, the Company believes that the increased unallocated reserve is warranted to offset any potential credit risk that has yet to be identified.

We allocated the allowance for loan losses to the categories as shown in Table 13. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any loan category.

Table 13: Allocation of Allowance for Loan Losses

(in thousands)	2009	2008	2007	2006	2005
Commercial	$23,819	$10,374	$1,447	$1,058	$1,068
Construction	57,958	18,529	1,522	993	767
Real estate - commercial mortgage	29,700	10,959	1,395	1,192	978
Real estate - residential mortgage	12,589	8,009	264	160	130
Installment loans to individuals	1,473	506	166	290	307
Unallocated	7,159	2,841	249	218	347

Total allowance for loan losses	$132,697	$51,218	$5,043	$3,911	$3,597

If a loan is considered impaired, it is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price or the net realizable fair value of the collateral if the loan is collateral dependent. When a loan is determined to be a collateral dependent impaired loan, the Company may order an updated appraisal unless a current appraisal is already on hand. The appraised value, adjusted for estimated selling costs, is used to determine net realizable value. As of December 31, 2009, the Company also maintained a valuation matrix which was used to discount appraised values greater than three months old. This matrix was also used in cases where there was a delay in obtaining an updated appraisal. Occasionally, valuations are appropriately adjusted based on facts known to the Company, such as list prices or property condition. For example, an appraisal may assume the collateral is in good condition, but the Company’s credit administration area subsequently learns that repairs are necessary to bring the property into saleable condition. Another example would be when the Company maintains an appraisal of a lot in a subdivision, and credit administration learns of a subsequent sale of similarly situated lots in the same area at lower prices. In both cases, downward adjustments in value are appropriately made to reflect our understanding of current conditions. When appraisals were not required at inception, various valuation methods include, but are not limited to, current tax assessments by the city or county, discounted purchase price, or current listing price as verified by a reputable market agent.

Prior to any foreclosure proceedings relative to real estate secured credits, a current appraised value is obtained. Total impaired loans were $469.1 million at December 31, 2009, an increase of $464.8 million over December 31, 2008. Of these loans, $248.3 million were in nonaccrual status at December 31, 2009. During 2009, the allowance as a percentage of non-accrual loans declined to 53.44% at December 31, 2009 from 155.75% at December 31, 2008.

At year-end 2009, management believed the allowance for loan losses is commensurate with the risk existing in our loan portfolio and is directionally consistent with the change in the quality of our loan portfolio. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available at the time of the examinations.

Non-Performing Assets

Total non-performing assets were $257.2 million or 9% of total assets at year-end 2009 as compared to $41.2 million or 1% of total assets at year-end 2008. Management classifies non-performing assets as those loans in nonaccrual status; those loans on which payments have been delinquent 90 days or more, but are still accruing interest; and foreclosed real estate and repossessed assets. At December 31, 2009 we had no loans categorized as 90 days or more past due and still accruing interest, and on December 31, 2008, we had $3.2 million. We had $8.9 million and $5.1 million of foreclosed real estate and repossessed assets at December 31, 2009 and 2008, respectively. Management closely reviews the composition of non-performing assets and related collateral values.

As shown in Table 14, nonaccrual loans were $248.3 million at December 31, 2009 compared to $32.9 million at December 31, 2008. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due. If income on nonaccrual loans had been recorded under original terms, $44.2 million and $99 thousand of additional interest income would have been recorded in 2009 and 2008, respectively.

Table 14: Nonaccrual Loans

	December 31,
(in thousands)	2009	2008
Commercial	$24,803	$2,465
Construction	150,325	19,103
Real estate-commercial mortgage	50,858	6,298
Real estate-residential mortgage	22,146	5,008
Installment loans (to individuals)	171	11

Total nonaccrual loans	$248,303	$32,885

Loans Acquired with Deteriorated Credit Quality

Loans acquired with evidence of credit quality deterioration since origination and for which it is probable at purchase that we will be unable to collect all contractually required payments are accounted for under ASC 310-30, Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality. Evidence of credit quality deterioration as of the purchase date may include statistics such as past due status and refreshed borrower credit scores, some of which were not immediately available as of the purchase date. ASC 310-30 addresses accounting for differences between contractual and expected cash flows to be collected from our initial investment in loans if those differences are attributable, at least in part, to credit quality. ASC 310-30 requires that acquired impaired loans be recorded at fair value and prohibits “carrying over” or the creation of valuation allowances in the initial accounting for loans acquired that are within the scope of ASC 310-30.

In accordance with ASC 310-30, certain acquired loans of GFH that were considered impaired were written down to fair value at the acquisition date. As a result, there were no reported net charge-offs in 2008 on these loans as the initial fair value at acquisition date would have already considered the estimated credit losses on these loans. As of December 31, 2009, the carrying value was $78.2 million and the unpaid balance on these loans was $88.0 million. ASC 310-30 does not apply to loans GFH previously securitized as they are not held on our balance sheet. Given that the problem loans of the GFH portfolio were recorded at estimated fair value, and the GFH loans comprised a majority of the Company’s loan portfolio, impaired loans were minimal as of December 31, 2008. As a result, the ASC 310-30 portion of the allowance for loan losses at December 31, 2008 was also minimal. During 2009, the ASC 310-30 portfolio experienced further credit deterioration due to weakness in the housing markets and the impacts of a slowing economy. For further information regarding loans accounted for in accordance with ASC 310-30, see Note 5, Accounting for Certain Loans Acquired in a Transfer, of the Notes to the Consolidated Financial Statements.

Deposits

Deposits are the primary source of our funds for use in lending and general business purposes. Our balance sheet growth is largely determined by the availability of deposits in our markets and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Total deposits at December 31, 2009 were $2.5 billion, an increase of $198.9 million or 9% over December 31, 2008. Total brokered deposits were $386.4 million or 15% of deposits at December 31, 2009, which was a decrease of $98.4 million from total brokered deposits of $484.8 million at December 31, 2008. In 2009, average deposits increased $1.8 billion or 314% primarily resulting from the acquisition of GFH.

As shown in Table 15, we have experienced a shift in the composition of deposits in recent years resulting from the strong competition for deposit accounts within the local market. At December 31, 2009, noninterest bearing demand deposits were $248.7 million, an increase of $7.9 million over the $240.8 million at December 31, 2008.

Table 15: Deposits by Classification

	December 31,
	2009		2008		2007
(dollars in thousands)	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest bearing demand	$248,682	10%	$240,813	11%	$100,553	23%
Interest bearing demand	916,865	37%	684,009	30%	40,299	9%
Savings	82,860	3%	118,001	5%	82,093	19%
Time deposits less than $100	889,788	36%	858,787	37%	114,833	27%
Time deposits $100 or more	356,845	14%	394,536	17%	93,679	22%

Total deposits	$2,495,040	100%	$2,296,146	100%	$431,457	100%

Interest bearing demand deposits at year-end 2009 were $916.9 million, an increase of $232.9 million over comparative 2008. Interest bearing demand deposits included $47.6 million of brokered money market funds at December 31, 2009, which was $197.7 million lower than the balance of brokered money market funds of $245.3 million outstanding at December 31, 2008. Therefore, core bank interest bearing demand deposits increased by $430.6 million over the last year. This increase was primarily attributed to a promotional interest-bearing money market account instituted during 2009.

At year-end 2009 savings accounts were $82.9 million, a decrease of $35.1 million over 2008. The decrease was due to internal transfers of accounts to the new promotional interest-bearing money market account.

Time deposits with balances less than $100 thousand increased $31.0 million or 4% during 2009 over 2008 while time deposits with balances of $100 thousand or more decreased $37.7 million or 10% during 2009 over 2008. Brokered CDs represented $338.8 million or 14% of the December 31, 2009 total deposits, which was an increase of $99.3 million over the $239.5 million of brokered CDs outstanding at December 31, 2008. Therefore, customer CDs decreased $185.2 million over the last year, which was also due to internal transfers of accounts to the new high interest-bearing money market account.

We will continue to focus on core deposit growth as our primary source of funding. Core deposits typically are non-brokered and consist of noninterest bearing demand accounts, interest bearing checking accounts, money market accounts, savings accounts, and time deposits of less than $100 thousand. Core deposits totaled $1.8 billion or 70% of total deposits at year-end 2009 and $1.5 billion or 65% of total deposits at year-end 2008.

Borrowings

Additional sources of funds are short-term and long-term borrowings from various sources including the FRB discount window, FHLB, purchased funds from correspondent banks, reverse repurchase accounts, and trust preferred securities. At December 31, 2009 and 2008, we had loans from the FHLB totaling $228.2 million and $279.1 million, respectively. As shown in Table 16, maturities of FHLB borrowings at December 31, 2009 were as follows:

Table 16: FHLB Borrowings

Balance (in thousands)
2010	$11,685
2011	15,000
2012	196,247
2013	—
2014	5,283

$228,215

FHLB borrowings carry a weighted average interest rate of 4.06% as of December 31, 2009 (excluding the impact of purchase accounting adjustments) and are all convertible at FHLB’s option on the interest payment dates to either one or three month LIBOR except for five fixed rate advances that total $32.5 million. The FHLB borrowings were collateralized with residential real estate loans, commercial real estate loans, and investment securities.

We acquired two reverse repurchase agreements in the GFH merger. Each repurchase agreement has an original principal balance of $10.0 million and is collateralized with mortgage-backed securities with a similar fair market value. The first repurchase agreement has a five-year term with an interest rate fixed at 4.99% until it is repurchased by the counterparty on August 1, 2011. The second repurchase agreement has a seven-year term with a repurchase date of August 1, 2013 (the “2013 Agreement”). The interest rate of this agreement is a variable rate of 9.85% minus three-month LIBOR (0.25% at December 31, 2009), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2009 was 5.85%. Both agreements are callable by the counterparty on a quarterly basis and the 2013 Agreement became immediately callable as a result of BOHR not maintaining well-capitalized status with the FDIC. The estimated carrying value of these agreements as of December 31, 2009 was $21.0 million.

As part of the GFH acquisition, we acquired four placements of trust preferred securities, as shown in Table 17.

Table 17: Trust Preferred Securities

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

LIBOR in the table above refers to 3-month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligation under the guarantee is unsecured and subordinate to our senior and subordinated indebtedness. The carrying value of these debentures as of December 31, 2009 was $28.3 million. We have suspended the payment of dividends on all four issues of trust preferred securities, however, at year-end 2009 all payments had been made in accordance with contractual terms.

We borrowed $28.0 million from another bank in 2008. This borrowing had a variable interest rate of prime minus 1% with a floor of 4% (4% at December 31, 2008) and was paid in full during 2009.

Capital Resources and Liquidity

Capital Resources. Total shareholders’ equity decreased $163.8 million or 48% to $181.0 million at December 31, 2009. This decrease in shareholders’ equity was primarily a result of the $145.5 million net loss for the period ended December 31, 2009 and common and preferred dividends (including amortization of preferred stock discount) of approximately $13.5 million.

On December 31, 2008, as part of the Capital Purchase Program established by the Treasury under the Emergency Economic Stabilization Act of 2008 (“EESA”), we entered into a Letter Agreement and Securities Purchase Agreement—Standard Terms (collectively, the “Purchase Agreement”) with the Treasury, pursuant to which we sold (i) 80,347 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, no par value per share, having a liquidation preference of $1,000 per share (the “Series C Preferred Stock”) and (ii) a warrant (the “Warrant”) to purchase 1,325,858 shares of our Common Stock, $0.625 par value per share (the “Common Stock”), at an initial exercise price of $9.09 per share, subject to certain anti-dilution and other adjustments, for an aggregate purchase price of approximately $80.3 million in cash.

The Warrant is immediately exercisable at a price of $9.09 per share. The Warrant provides for the adjustment of the exercise price and the number of shares of common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distribution of securities or other assets to holders of common stock, and upon certain issuances of common stock at or below a specified price relative to the then-current market price of common stock. The Warrant expires ten years from the issuance date. Pursuant to the Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

The Series C Preferred Stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 5% per annum for the first five years, and thereafter, at a rate of 9% per annum. The Series C Preferred Stock is generally non-voting. Prior to December 31, 2011, unless we redeemed the Series C Preferred Stock or the Treasury has transferred the Series C Preferred Stock to a third party, the consent of the Treasury will be required for us to increase our common stock dividend or repurchase the common stock or other equity or capital securities, other than certain circumstances specified in the Purchase Agreement.

Upon the request of the Treasury at any time, we have agreed to promptly enter into a deposit arrangement to which the Series C Preferred Stock may be deposited and depositary shares (“Depositary Shares”), representing fractional shares of Series C Preferred Stock, may be issued. We have registered the Series C Preferred Stock, the Warrant, the shares of common stock underlying the Warrant and Depositary Shares.

During 2009, we repurchased 69,820 shares of our common stock in the open market and privately negotiated transactions at prices ranging from $1.75 to $8.95. During 2008, we repurchased 131,406 shares of our common stock in the open market and privately negotiated transactions at prices ranging from $9.51 to $13.13.

In the third quarter of 2009, we registered 32.5 million shares of common stock and attempted to raise additional capital from the sale of these securities. We did not raise the desired capital.

During 2009, we paid two quarterly cash dividends of $0.11 per share on our common stock to shareholders of record as of February 27, 2009 and May 15, 2009. To preserve capital, on July 30, 2009 the Board of Directors voted to suspend the quarterly dividends on our common stock. Our ability to distribute cash dividends in the future may be limited by financial performance, regulatory restrictions, and the need to maintain sufficient consolidated capital.

We took additional actions during the fourth quarter that were intended to preserve capital. On October 30, 2009, we announced suspension of dividend payments on our Series A and B Preferred Stock. On November 17, 2009, we notified the U.S. Department of the Treasury (“Treasury”) of our intent to defer the payment of our quarterly cash dividend on our Fixed Rate Cumulative Perpetual Preferred Stock Series C issued to the Treasury in connection with our participation in the TARP CPP. On December 10, 2009, at a special meeting of the shareholders, the number of authorized common shares was increased to 100 million from 70 million.

We are subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses. As of December 31, 2009, our consolidated regulatory capital ratios are Tier 1 Leverage Ratio of 5.19%, Tier 1 Risk-Based Capital Ratio of 6.80%, and Total Risk-Based Capital of 8.10%.

Because our total risk-based capital ratio was below 10% as of December 31, 2009, we are considered to be only “adequately capitalized” under the regulatory framework for prompt corrective action. BOHR is also considered to be “adequately capitalized” under applicable regulations and Shore is considered to be “well capitalized.” Although there can be no assurance that we will be successful, the Board and management will make their utmost efforts to raise sufficient capital to regain “well-capitalized” status at all levels, and we are continuing to explore options for raising additional capital.

Liquidity. Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. At December 31, 2009, cash and due from banks, overnight funds sold and due from FRB, interest-bearing deposits in other banks, and investment securities were $361.1 million or 12% of total assets.

At December 31, 2009, our Banks had credit lines in the amount of $286.0 million at the FHLB. These lines may be utilized for short- and/or long-term borrowing. At December 31, 2009, the Banks had not utilized these credit lines for short-term borrowing purposes, while we had $34.3 million of short-term FHLB borrowings outstanding at December 31, 2008.

We also possess additional sources of liquidity through a variety of borrowing arrangements. The Banks maintain federal funds lines with large regional and national banking institutions and through the FRB Discount Window. These available lines totaled approximately $165.0 million at December 31, 2009. These short-term lines were not utilized for short-term borrowing purposes at December 31, 2009. The Banks had $73.3 million in short-term loans outstanding under these borrowing arrangements at December 31, 2008.

Total brokered deposits were $386.4 million or 15% of deposits at December 31, 2009. Under the regulatory framework for prompt corrective action, we are unlikely to retain these brokered deposits at BOHR due to the “adequately capitalized” status as of December 31, 2009. Section 29 of the Federal Deposit Insurance Act limits the use of brokered deposits by institutions that are less than “well-capitalized” and allows the FDIC to place restrictions on interest rates that institutions may pay.

Under normal conditions, our liquid assets and the ability to generate liquidity through normal operations and various liability funding mechanisms should be sufficient to satisfy our depositors’ requirements, meet our customers’ credit needs, and supply adequate funding for our other business needs. As demonstrated by some of the nation’s largest financial institutions, liquidity may be adversely affected if the sources of liquidity suddenly become unavailable. Such a situation may occur when the financial condition of an institution deteriorates as the result of operating losses and rising levels of credit problems. In such circumstances, credit availability and other funding sources may diminish significantly. We sustained a significant operating loss in 2009 and we may experience another operating loss in 2010. Our problem assets are at high levels and may rise further. We face the possibility of entering into an agreement with regulatory authorities that may affect our business operations. We unsuccessfully tried to raise capital in 2009. Although we are continuing to attempt to raise capital, there is no assurance that we will be successful. We have concerns about our liquidity position and plan to monitor it carefully and to take actions available to us to protect our position.

On May 29, 2009, the FDIC approved a final rule to implement new interest rate restrictions on institutions that are not “well-capitalized.” The rule, which became effective on January 1, 2010, limits the interest rate paid by such institutions to 75 basis points above a national rate, as derived from the interest rate average of all institutions. On December 4, 2009, the FDIC issued a Financial Institution Letter, FIL-69-2009, which requires institutions that are not well-capitalized to request a determination from the FDIC whether they are operating in an area where rates paid on deposits are higher than the national rate. The Financial Institution Letter allows the institutions that submit determination requests by December 31, 2009 to follow the national rate for local customers by March 1, 2010, if determined not to be operating in a high rate area. Regardless of the determination, institutions must use the national rate caps to determine conformance for all deposits outside the market area beginning January 1, 2010. The interest rate restrictions described above apply to BOHR due to its regulatory capital status as of December 31, 2009.

In anticipation of some of these restrictions that are now limiting our borrowing capacity, we implemented a risk-weighted capital and liquidity plan in the third quarter to improve our regulatory capital ratios and increase our liquid cash assets. At December 31, 2009, we had approximately $200 million in cash and due from banks including the FRB. The plan was comprised largely of a core deposit growth campaign, highlighted by a promotional money market account with highly competitive rates of interest that are generally committed through June 30, 2010. The plan included a restructuring of the investment securities portfolio, whereby the portfolio is now comprised primarily of investment securities which are zero percent risk-weighted under regulatory capital guidelines. The plan also included sales of certain equity securities, including preferred stock holdings of the Federal National Mortgage Corporation and Government National Mortgage Corporation, which were previously owned by GFH.

Maturities of brokered certificates of deposit (in thousands), as of December 31, 2009, are shown in Table 18. Due to its regulatory capital status, BOHR is currently prohibited from originating or renewing brokered funds without the appropriate waivers.

Table 18: Maturities of Brokered Certificates of Deposit

Maturity Date	Total	Bank of Hampton Roads	Shore Bank
January - March 2010	$160,207	$159,606	$601
April - June 2010	83,149	83,149
July - September 2010	38,107	38,107
October - December 2010	30,252	30,252
2011	27,131	26,222	909

	$338,846	$337,336	$1,510

Given the restrictions placed upon BOHR, we plan to monitor our liquidity position regularly and carefully and to take actions available to us to protect our position.

Contractual Obligations

We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements whereby we commit to future purchases of products or services from unaffiliated parties. Our contractual obligations consist of time deposits, borrowings, and operating lease obligations. Table 19 shows payment detail (in thousands) for these contractual obligations as of December 31, 2009.

Table 19: Contractual Obligations

	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Time deposits	$932,118	$283,649	$29,171	$1,695	$1,246,633
FHLB borrowings	11,685	211,247	5,283	—	228,215
Other borrowings	—	10,624	10,382	28,248	49,254
Operating lease obligations	2,963	5,079	4,638	18,979	31,659

Total contractual obligations	$946,766	$510,599	$49,474	$48,922	$1,555,761

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. For more information on our off-balance sheet arrangements, see Note 13, Financial Instruments with Off-Balance-Sheet Risk, of the Notes to the Consolidated Financial Statements.

Legal Contingencies

Various legal actions arise from time to time in the normal course of our business. There were no significant asserted claims or assessments as of December 31, 2009. Management was not aware of any unasserted claims or assessments that may be probable of assertion at December 31, 2009.

Interest Rate Sensitivity

Our primary market risk is exposure to interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of our interest earning assets and interest bearing liabilities.

The primary goal of our asset/liability management strategy is to optimize net interest income while limiting exposure to fluctuations caused by changes in the interest rate environment. Our ability to manage our interest rate risk depends generally on our ability to match the maturities and re-pricing characteristics of our assets and liabilities while taking into account the separate goals of maintaining asset quality and liquidity and achieving the desired level of net interest income.

Our management, guided by the Asset/Liability Committee (“ALCO”), determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management’s expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors.

The primary method that we use to quantify and manage interest rate risk is simulation analysis, which is used to model net interest income from assets and liabilities over a specified time period under various interest rate scenarios and balance sheet structures. This analysis measures the sensitivity of net interest income over a relatively short time horizon. Key assumptions in the simulation analysis relate to the behavior of interest rates and spreads, the changes in product balances, and the behavior of loan and deposit customers in different rate environments.

Table 20 illustrates the expected effect on net interest income for the twelve months following each of the two year-ends 2009 and 2008 due to an immediate change in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 20: Effect on Net Interest Income

	2009		2008
(dollars in thousands)	Change in Net Interest Income		Change in Net Interest Income
	Amount	%	Amount	%
Change in Interest Rates:
+200 basis points	$(4,861)	(5.07)%	$(4,338)	(4.08)%
+100 basis points	(2,129)	(2.22)%	(2,382)	(2.24)%
-100 basis points	N/A	N/A	N/A	N/A
-200 basis points	N/A	N/A	N/A	N/A

As of both December 31, 2009 and 2008, we were liability-sensitive, meaning that we project a decrease in net interest income assuming an immediate increase in interest rates.

It should be noted, however, that the simulation analysis is based upon equivalent changes in interest rates for all categories of assets and liabilities. In normal operating conditions, interest rate changes rarely occur in such a uniform manner. Many factors affect the timing and magnitude of interest rate changes on financial instruments. In addition, management may deploy strategies that offset some of the impact of changes in interest rates. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis. Management maintains a simulation model where it is assumed that interest rate changes occur gradually, that rate increases for interest-bearing liabilities lag behind the rate increases of interest-earning assets, and that the level of deposit rate increases will be less than the level of rate increases for interest-earning assets. In this model, we project an increase in net interest income due to rising rates during the twelve months following December 31, 2009.

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

When or if used in any Securities and Exchange Commission filings, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases: “anticipate,” “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “is estimated,” “is projected,” or similar expressions are intended to identify “forward-looking statements.”

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the risk factors summarized below and the more detailed discussions in the “Risk Factors” and “Business” sections in the 2009 Form 10-K. Our risks include, without limitation, the following:

•	We incurred significant losses in 2009 and may continue to do so in the future, and we can make no assurances as to when we will be profitable;

•	We need to raise additional capital that may not be available to us;

•	We may not be able to successfully maintain our regulatory capital, which may adversely affect our results of operations and financial condition;

•	BOHR is restricted from accepting brokered deposits and offering interest rates on deposits that are substantially higher than the prevailing rates in our market;

•	We expect to enter into a written agreement with the Federal Reserve, which will require us to designate a significant amount of resources to complying with the agreement;

•	We may become subject to additional regulatory restrictions in the event that our regulatory capital levels continue to decline;

•	Our estimate for losses in our loan portfolio may be inadequate, which would cause our results of operations and financial condition to be adversely affected;

•	We have had and may continue to have large numbers of problem loans and difficulties with our loan administration, which could increase our losses related to loans;

•	Our lack of eligibility to continue to use a short form registration statement on Form S-3 may affect our short-term ability to access the capital markets;

•

We did not undergo a “stress test” under the Federal Reserve’s Supervisory Capital Assessment Program; our self-administered stress test differed from the Supervisory Capital Assessment Program and the results of our test may be inaccurate;

•	We have had a significant turnover in our senior management team;

•	Governmental regulation and regulatory actions against us may impair our operations or restrict our growth;

•	If the value of real estate in our core market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized;

•	Our construction and land development, commercial real estate, and equity line lending may expose us to a greater risk of loss and hurt our earnings and profitability;

•	Our lending on vacant land may expose us to a greater risk of loss and may have an adverse effect on operations;

•	Difficult market conditions have adversely affected our industry;

•	A significant part of Gateway’s loan portfolio is unseasoned;

•

We are not paying dividends on our preferred stock or Common Stock and are deferring distributions on our trust preferred securities, and we are prevented in otherwise paying cash dividends on our Common Stock. The failure to resume paying dividends on our Series C Preferred Stock and trust preferred securities may adversely affect us;

•

The Company can give no assurance that its deferred tax asset will not become impaired in the future because it is based on projections of future earnings, which are subject to uncertainty and estimates that may change based on economic conditions.

•

Our ability to maintain adequate sources of funding may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•

Our ability to maintain adequate sources of liquidity may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•

The current economic environment may negatively impact our financial condition, required capital levels or otherwise negatively impact our financial condition, which may, among other things, limit our access to certain sources of funding and liquidity;

•	We may face increasing deposit-pricing pressures, which may, among other things, reduce our profitability;

•	We may incur additional losses if we are unable to successfully manage interest rate risk;

•	Certain built-in losses could be limited if we experience an ownership change as defined in the Internal Revenue Code;

•	A substantial decline in the value of our equity investments including our FHLB Common Stock may result in an other-than-temporary impairment charge;

•	Our future success is dependent on our ability to compete effectively in the highly competitive banking industry;

•	Our operations and customers might be affected by the occurrence of a natural disaster or other catastrophic event in our market area;

•	We face a variety of threats from technology based frauds and scams;

•

Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our Common Stock that would be willing to pay you a premium for your shares of our Common Stock;

•	Our directors and officers have significant voting power;

•

Our management has identified a material weakness in our internal control over financial reporting which if not properly remediated could result in material misstatements in our future interim and annual financial statements and have a material adverse effect on our business, financial condition, and results of operations and the price of our common stock.

•	We may be unable to recruit, motivate, and retain qualified employees.

•	Current levels of market volatility are unprecedented;

•	The Company has issued three series of preferred stock that have rights that are senior to those of its common shareholders;

•	If we are unable to redeem the Series C Preferred Stock prior to January 1, 2014, the cost of this capital to us will increase substantially;

•	Because of our participation in TARP, we are subject to several restrictions including restrictions on compensation paid to our executives;

•	Because of our financial condition and the compensation restrictions due to our participation in TARP, we have had and may continue to have difficulties recruiting and retaining qualified employees;

•

Our business, financial condition, and results of operations are highly regulated and could be adversely affected by new or changed regulations and by the manner in which such regulations are applied by regulatory authorities;

•

Current and future increases in FDIC insurance premiums, including the FDIC special assessment imposed on all FDIC-insured institutions, will decrease our earnings. In addition, FDIC insurance assessments for BOHR will likely increase from not maintaining a “well capitalized” status, which would further decrease earnings;

•	Banking regulators have broad enforcement power, but regulations are meant to protect depositors and not investors;

•	The fiscal, monetary, and regulatory policies of the Federal Government and its agencies could have a material adverse effect on our results of operations;

•	There can be no assurance that recently enacted legislation will stabilize the U.S. financial system;

•	The impact on us of recently enacted legislation, in particular EESA and ARRA and their implementing regulations, and actions by the FDIC, cannot be predicted at this time;

•	The soundness of other financial institutions could adversely affect us; and

Our forward-looking statements could be wrong in light of these and other risks, uncertainties, and assumptions. The future events, developments, or results described in this report could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this report and you should not expect us to do so.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.

Norfolk, Virginia

We have audited Hampton Roads Bankshares, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

•	Inadequate controls over the accounting for income taxes. The Company lacked sufficient personnel with adequate technical skills related to accounting for income taxes.

•

Ineffective controls over the accounting for certain loan transactions. Specifically, the Company lacked adequate controls over accounting for loans or partial loans sold to other institutions and accounting for payments and accrual of interest on nonaccrual loans.

•

Ineffective controls and procedures related to certain information technology applications and general computer controls. The Company did not maintain adequate controls to prevent unauthorized access to certain programs and data, and provide for periodic review and monitoring of access including analysis of segregation of duties conflicts.

•

Weaknesses within the area of Human Resources were identified including inadequate controls over access to payroll data and a lack of procedures to review payroll changes and reconcile payroll data to supporting documentation.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated April 22, 2010, on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Hampton Roads Bankshares, Inc. has not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 of Hampton Roads Bankshares, Inc. and subsidiaries and our report dated April 22, 2010, expressed an unqualified opinion.

Winchester, Virginia

April 22, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.

Norfolk, Virginia

We have audited the accompanying consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hampton Roads Bankshares, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report dated April 22, 2010, expressed an opinion that Hampton Roads Bankshares, Inc. had not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Winchester, Virginia

April 22, 2010

Consolidated Balance Sheets

December 31, 2009 and 2008

(in thousands, except share and per share data)	2009	2008
Assets:
Cash and due from banks	$16,995	$42,827
Interest-bearing deposits in other banks	43,821	4,975
Overnight funds sold and due from Federal Reserve Bank	139,228	510
Investment securities available-for-sale, at fair value	161,062	149,637
Restricted equity securities, at cost	29,779	27,795

Loans held for sale	12,615	5,064

Loans	2,426,692	2,599,526
Allowance for loan losses	(132,697)	(51,218)

Net loans	2,293,995	2,548,308

Premises and equipment, net	97,512	101,335
Interest receivable	8,788	12,272
Foreclosed real estate and repossessed assets, net of valuation allowance	8,867	5,092
Deferred tax assets, net	56,380	32,616
Intangible assets, net	12,839	98,367
Bank owned life insurance	48,354	46,603
Other assets	45,323	10,310

Total assets	$2,975,558	$3,085,711

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing demand	$248,682	$240,813
Interest bearing:
Demand	916,865	684,009
Savings	82,860	118,001
Time deposits:
Less than $100	889,788	858,787
$100 or more	356,845	394,536

Total deposits	2,495,040	2,296,146

Federal Home Loan Bank borrowings	228,215	279,065
Other borrowings	49,254	77,223
Overnight funds purchased	—	73,300
Interest payable	3,572	5,814
Other liabilities	18,481	9,354

Total liabilities	2,794,562	2,740,902

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred stock - 1,000,000 shares authorized:
Series A non-convertible, non-cumulative perpetual preferred stock, $1,000 liquidation value, 23,266 shares issued and outstanding on December 31, 2009 and 2008	19,919	18,292
Series B non-convertible, non-cumulative perpetual preferred stock, $1,000 liquidation value, 37,550 shares issued and outstanding on December 31, 2009 and 2008	39,729	40,953
Series C fixed rate, cumulative preferred stock, $1,000 liquidation value, 80,347 shares issued and outstanding on December 31, 2009 and 2008	75,322	74,297
Common stock, $0.625 par value, 100,000,000 shares authorized on December 31, 2009 and 70,000,000 shares authorized on December 31, 2008; 22,154,320 shares issued and outstanding on December 31, 2009 and 21,777,937 on December 31, 2008	13,846	13,611
Capital surplus	165,391	171,284
Retained earnings (deficit)	(132,466)	26,482
Accumulated other comprehensive loss, net of tax	(745)	(110)

Total shareholders’ equity	180,996	344,809

Total liabilities and shareholders’ equity	$2,975,558	$3,085,711

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2009, 2008, and 2007

(in thousands, except share and per share data)	2009	2008	2007
Interest Income:
Loans, including fees	$142,969	$43,201	$35,604
Investment securities	6,339	1,677	2,316
Overnight funds sold	99	53	35
Interest bearing deposits in other banks	38	246	248

Total interest income	149,445	45,177	38,203

Interest Expense:
Deposits:
Demand	7,512	1,030	678
Savings	1,110	1,741	2,866
Time deposits:
Less than $100	14,513	6,536	4,061
$100 or more	12,880	4,785	4,052

Interest on deposits	36,015	14,092	11,657
Federal Home Loan Bank borrowings	4,184	3,160	2,274
Other borrowings	3,704	609	—
Overnight funds purchased	391	56	85

Total interest expense	44,294	17,917	14,016

Net interest income	105,151	27,260	24,187
Provision for loan losses	134,223	1,418	1,232

Net interest income (expense) after provision for loan losses	(29,072)	25,842	22,955

Noninterest Income:
Service charges on deposit accounts	8,117	3,379	1,996
Mortgage banking revenue	4,642	—	—
Gain on sale of investment securities available-for-sale	4,274	457	—
Gain (loss) on sale of premises and equipment	(29)	519	11
Extinguishment of debt charge	(1,962)	—	—
Losses on foreclosed real estate	(1,204)	—	—
Other-than-temporary impairment of securities (includes total other-than-temporary impairment losses of $2,659 and $561, net of $190 and $0 recognized in other comprehensive income for the years ended December 31, 2009 and 2008, respectively, before taxes)	(2,469)	(561)	—
Insurance revenue	4,901	—	—
Brokerage revenue	354	—	—
Income from bank owned life insurance	1,658	—	—
Other	4,043	2,186	1,433

Total noninterest income	22,325	5,980	3,440

Noninterest Expense:
Salaries and employee benefits	42,285	11,518	9,954
Occupancy	9,044	2,261	1,668
Data processing	5,368	1,189	612
Impairment of goodwill	84,837	—	—
FDIC insurance	5,661	262	42
Equipment	4,735	663	343
Other	18,865	5,094	3,375

Total noninterest expense	170,795	20,987	15,994

Income (loss) before provision for income taxes (benefit)	(177,542)	10,835	10,401
Provision for income taxes (benefit)	(32,075)	3,660	3,590

Net income (loss)	(145,467)	7,175	6,811
Preferred stock dividend and accretion of discount	8,689	—	—

Net income (loss) available to common shareholders	$(154,156)	$7,175	$6,811

Per Share:
Cash dividends declared	$0.22	$0.44	$0.43

Basic earnings (loss)	$(7.07)	$0.60	$0.67

Diluted earnings (loss)	$(7.07)	$0.59	$0.65

Basic weighted average shares outstanding	21,816,407	11,960,604	10,228,638
Effect of dilutive stock options and non-vested stock	—	114,121	202,916

Diluted weighted average shares outstanding	21,816,407	12,074,725	10,431,554

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2009, 2008, and 2007

							Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

(in thousands, except share data)	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	—	$—	10,251,336	$6,407	$42,106	$22,091	$(441)	$70,163

Comprehensive income:
Net income	—	—	—	—	—	6,811	—	6,811
Change in unrealized loss on securities available-for-sale, net of taxes of $253	—	—	—	—	—	—	491	491

Total comprehensive income								7,302
Shares issued related to:
401(k) plan	—	—	11,020	7	130	—	—	137
Executive savings plan	—	—	11,686	7	138	—	—	145
Regional board fees	—	—	1,893	1	23	—	—	24
Exercise of stock options	—	—	93,599	59	648	—	—	707
Dividend reinvestment	—	—	165,991	104	2,146	—	—	2,250
Stock-based compensation	—	—	11,864	7	330	—	—	337
Common stock repurchased	—	—	(232,490)	(145)	(2,962)	—	—	(3,107)
Tax benefit of stock option exercises	—	—	—	—	118	—	—	118
Common stock cash dividends ($0.43 per share)	—	—	—	—	—	(4,416)	—	(4,416)

Balance at December 31, 2007	—	$—	10,314,899	$6,447	$42,677	$24,486	$50	$73,660

Comprehensive income:
Net income	—	—	—	—	—	7,175	—	7,175
Change in unrealized loss on securities available-for-sale, net of taxes of ($118)	—	—	—	—	—	—	(229)	(229)
Reclassification adjustment for securities gains included in net income, net of taxes of $35	—	—	—	—	—	—	69	69

Total comprehensive income								7,015
Shares issued related to:
Executive savings plan	—	—	11,582	7	114	—	—	121
Regional board fees	—	—	8,510	5	105	—	—	110
Exercise of stock options	—	—	112,964	71	509	—	—	580
Dividend reinvestment	—	—	201,460	126	2,117	—	—	2,243
Stock-based compensation	—	—	32,908	20	129	—	—	149
Acquisition of Shore Financial Corporation	—	—	2,713,425	1,696	29,509	—	—	31,205
Acquisition of Gateway Financial Holdings	—	—	8,513,595	5,321	88,839	—	—	94,160
Series A non-cumulative perpetual preferred stock	23,266	18,292	—	—	—	—	—	18,292
Series B non-cumulative perpetual preferred stock	37,550	40,953	—	—	—	—	—	40,953
Series C fixed rate cumulative preferred stock and warrant	80,347	74,297	—	—	6,050	—	—	80,347
Common stock repurchased	—	—	(131,406)	(82)	(1,372)	—	—	(1,454)
Options acquired in mergers	—	—	—	—	2,587	—	—	2,587
Tax benefit of stock option exercises	—	—	—	—	20	—	—	20
Common stock cash dividends ($0.44 per share)	—	—	—	—	—	(5,179)	—	(5,179)

Balance at December 31, 2008	141,163	$133,542	21,777,937	$13,611	$171,284	$26,482	$(110)	$344,809

Comprehensive income:
Net loss	—	—	—	—	—	(145,467)	—	(145,467)
Change in unrealized loss on securities available-for-sale, net of taxes of $207	—	—	—	—	—	—	513	513
Reclassification adjustment for securities gains included in net income, net of taxes of ($657)	—	—	—	—	—	—	(1,148)	(1,148)

Total comprehensive income								(146,102)
Shares issued related to:
Regional board fees	—	—	73,676	46	118	—	—	164
Exercise of stock options	—	—	86,243	54	559	—	—	613
Dividend reinvestment	—	—	68,748	43	488	—	—	531
Stock-based compensation	—	—	80,765	50	580	—	—	630
Private placement shares	—	—	136,771	86	220			306
Common stock repurchased	—	—	(69,820)	(44)	(500)	—	—	(544)
Amortization of fair market value adjustment	—	403	—	—	—	—	—	403
Tax benefit of stock option exercises	—	—	—	—	142	—	—	142
Stock financed	—	—	—	—	(7,500)	—	—	(7,500)
Preferred stock dividend declared and amortization of preferred stock discount	—	1,025	—	—		(8,689)	—	(7,664)
Common stock cash dividends ($0.22 per share)	—	—	—	—	—	(4,792)	—	(4,792)

Balance at December 31, 2009	141,163	$134,970	22,154,320	$13,846	$165,391	$(132,466)	$(745)	$180,996

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008, and 2007

(in thousands)	2009	2008	2007
Operating Activities:
Net income (loss)	$(145,467)	$7,175	$6,811
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,511	1,407	886
Amortization of intangible assets and fair value adjustments	(8,263)	133	—
Provision for loan losses	134,223	1,418	1,232
Deferred board fees	164	110	24
Proceeds from mortgage loans held for sale	259,783	—	—
Originations of mortgage loans held for sale	(267,334)	—	—
Stock-based compensation expense	630	149	337
Net amortization of premiums and accretion of discounts on investment securities	(2,680)	(62)	7
(Gain) loss on sale of premises and equipment	29	(519)	(11)
Losses on foreclosed real estate and repossesed assets	1,204	—	—
Gain on sale of investment securities available-for-sale	(4,274)	(457)	—
Gain on sale of loans	(51)	—	—
Earnings on bank owned life insurance	(1,658)	—	—
Other-than-temporary impairment of securities	2,469	561	—
Impairment of goodwill	84,837	—	—
Deferred income tax expense (benefit)	(23,032)	(836)	(568)
Changes in:
Interest receivable	2,435	20	(149)
Other assets	(38,200)	107	(6)
Interest payable	(2,242)	304	163
Other liabilities	3,888	787	672

Net cash provided by operating activities	1,972	10,297	9,398

Investing Activities:
Proceeds from maturities and calls of debt securities available-for-sale	45,799	11,215	15,171
Proceeds from sale of investment securities available-for-sale	84,121	18,457	—
Purchase of debt securities available-for-sale	(137,569)	(2,000)	(1,242)
Purchase of equity securities available-for-sale	—	(1,006)	—
Proceeds from sales of restricted equity securities	9,824	5,024	1,040
Purchase of restricted equity securities	(11,787)	(6,885)	(1,769)
Proceeds from the sale of loans	697	—	—
Net (increase) decrease in loans	100,575	(111,879)	(102,195)
Purchase of premises and equipment	(2,901)	(4,499)	(720)
Proceeds from sale of foreclosed real estate	4,707	—	15
Proceeds from sale of premises and equipment	178	764	37

Net cash provided by (used in) investing activities	93,644	(90,809)	(89,663)

Financing Activities:
Net increase (decrease) in deposits	212,908	(37,499)	68,196
Proceeds from Federal Home Loan Bank borrowings	49,450	226,912	23,000
Repayments of Federal Home Loan Bank borrowings	(94,016)	(218,445)	(8,000)
Net increase (decrease) in overnight funds borrowed	(73,300)	16,000	—
Net increase (decrease) in other borrowings	(28,000)	28,000	—
Cash exchanged in mergers	—	11,614	—
Common stock repurchased	(544)	(1,446)	(2,877)
Issuance of private placement shares	306	—	—
Issuance of shares to 401(k) plan	—	—	137
Issuance of shares to executive savings plan	—	121	146
Issuance of Series C preferred stock and warrant	—	80,347	—
Proceeds from exercise of stock options	613	572	476
Excess tax benefit realized from stock options exercised	142	20	118
Preferred stock dividends paid and amortization of preferred stock discount	(7,182)	—	—
Common stock dividends paid, net of reinvestment	(4,261)	(2,936)	(2,166)

Net cash provided by financing activities	56,116	103,260	79,030

Increase (decrease) in cash and cash equivalents	151,732	22,748	(1,235)
Cash and cash equivalents at beginning of period	48,312	25,564	26,799

Cash and cash equivalents at end of period	$200,044	$48,312	$25,564

	2009	2008	2007
Supplemental cash flow information:
Cash paid for interest	$46,536	$17,613	$13,852
Cash paid for income taxes	13,714	4,600	4,085

Supplemental non-cash information:
Dividends reinvested	$531	$2,243	$2,250
Value of shares exchanged in exercise of stock options	—	8	231
Change in unrealized gain (loss) on securities	(957)	(243)	744
Transfer between loans and other real estate owned	9,686	1,372	50
Transfer between premises and equipment and loans	—	—	25
Stock financed	7,500	—	—

Transactions related to acquisitions:
Increase in assets and liabilities:
Loans, net	—	$1,972,398	$—
Securities	—	155,507	—
Other assets	—	267,637	—
Deposits	—	1,902,462	—
Borrowings	—	324,293	—
Other liabilities	—	8,366	—
Issuance of preferred stock	—	59,245	—
Issuance of common stock and stock options	—	127,952	—

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2009, 2008, and 2007

(1)	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Presentation. Hampton Roads Bankshares, Inc. (the “Company”) is a multi-bank holding company incorporated in 2001 under the laws of the Commonwealth of Virginia. The consolidated financial statements of Hampton Roads Bankshares, Inc. include the accounts of the Company and its wholly-owned subsidiaries: Bank of Hampton Roads (“BOHR”), Shore Bank (“Shore”), and Hampton Roads Investments, Inc., as well as their wholly owned subsidiaries: Bank of Hampton Roads Service Corporation; Gateway Bank Mortgage, Inc.; Gateway Investment Services, Inc.; Gateway Insurance Services, Inc.; Gateway Title Agency, Inc.; Shore Investments, Inc.; and Insurance Express Premium Finance. The Company also owns Gateway Capital Statutory Trust I, Gateway Capital Statutory Trust II, Gateway Capital Statutory Trust III, and Gateway Capital Statutory Trust IV. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2009-17, the Gateway Capital Trusts are not consolidated as part of the Company’s consolidated financial statements. However, the junior subordinated debentures issued by the Company to the trusts are included in long-term borrowings and the Company’s equity interest in the trusts is included in other assets. Additionally, all significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred tax assets, the fair value of stock options, and the estimated fair value of financial instruments.

Summary of Significant Accounting Policies. The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Cash and Due from Bank Accounts. For the purpose of presentation in the consolidated statements of cash flows, the Company considers cash and due from banks, overnight funds sold and due from Federal Reserve Bank, and interest-bearing deposits in other banks as cash and cash equivalents.

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank (“FRB”). The amounts of daily average required reserves for the final weekly reporting period were $26.4 million and $4.1 million at December 31, 2009 and 2008, respectively.

Investment Securities. Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Impairment of securities occurs when the fair value of the security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either we intend to sell the security or it is more-likely-than-not that we will be required to sell the security before recovery of its amortized cost basis. If, however, we do not intend to sell the security and it is not more-likely-than-not that we will be required to sell the security before recovery, we must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security. If there is credit loss, the loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income. For equity securities, impairment is considered to be other-than-temporary based on our ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in net income. We regularly review each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, our best estimate of the present value of cash flows expected to be collected from debt securities, our intention with regard to holding the security to maturity, and the likelihood that we would be required to sell the security before recovery.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other-than-temporary even if a decision to sell has not been made.

Restricted Equity Securities. As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”), Community Bankers’ Bank, and FRB. These investments are carried at cost due to the redemption provisions of these entities and the restricted nature of the securities. Management reviews for impairment based on the ultimate recoverability of the cost basis of these stocks.

Loans. The Company grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Virginia and North Carolina. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred over the life of the loan and recognized as an adjustment of the related loan yield using the interest and straight-line methods. Net fees related to standby letters of credit are recognized over the commitment period. In those instances when a loan prepays, the remaining deferred fee is recognized in the income statement.

As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due. The delinquency status of the loan is determined by the contractual terms of the loan. Accrual of interest ceases at that time and uncollected past due interest is reversed. Cash payments received on loans in nonaccrual status are generally applied to reduce the outstanding principal balance, however, during 2009, cash payments in the amount of $1.2 million were recorded as interest income on nonaccrual loans. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, less loans charged off, in addition to any amounts recovered on loans previously charged off. The provision for loan losses is the amount necessary, in management’s judgment, to maintain the allowance for loan losses at a level it believes sufficient to cover incurred losses in the collection of the Company’s loans. Loans are charged against the allowance when, in management’s opinion, they are deemed uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is deemed impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain loans are individually evaluated for impairment in accordance with the Company’s ongoing loan review procedures. Smaller balance homogeneous loans are collectively evaluated for impairment. Impaired loans are measured at the present value of their expected future cash flows by discounting those cash flows at the loan’s effective interest rate or at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. Once a loan is considered impaired, it continues to be considered impaired until the collection of scheduled interest and principal is considered probable or the balance is charged off.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical loss experience, risk characteristics of the various categories of loans, adverse situations affecting individual loans, loan risk grades, estimated value of any underlying collateral, and prevailing economic conditions. Further adjustments to the allowance for loan losses may be necessary based on changes in economic and real estate market conditions, further information regarding known problem loans, results of regulatory examinations, the identification of additional problem loans, and other factors. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Loans Held for Sale. The Company originates single family, residential, first lien mortgage loans that have been approved by secondary market investors. The Company classifies loans originated with the intent of selling them in the secondary market as held for sale. Loans originated for sale are primarily sold in the secondary market as whole loans. Whole loan sales are executed with the servicing rights being released to the buyer upon the sale, with the gain or loss on the sale equal to the difference between the proceeds received and the carrying value of the loans sold.

Mortgage loans held for sale are carried at the lower of cost or fair value in the aggregate. The fair value of mortgage loans held for sale is determined using current secondary market prices for loans with similar coupons, maturities, and credit quality. The fair value of mortgage loans held for sale is impacted by changes in market interest rates. Net unrealized losses, if any, are recognized through a valuation allowance.

The Company enters into commitments to originate or purchase loans whereby the interest rate of the loan was determined prior to funding (“interest rate lock commitments”). Interest rate lock commitments on mortgage loans that the Company intended to sell in the secondary market were considered freestanding derivatives. These derivatives are carried at fair value with changes in fair value reported as a component of gain on sale of the loans in accordance with the Securities and Exchange Commission’s Staff Account Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings.

Premises and Equipment. Land is reported at cost, while premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three years for equipment to 40 years for premises. Leasehold improvements are amortized on a straight-line basis over the terms of the respective leases, including renewal options, or the estimated useful lives of the improvements, whichever is shorter. Routine holding costs are charged to expense as incurred, while significant improvements are capitalized.

Goodwill and Other Intangibles. Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and other Intangibles, states goodwill is not subject to amortization over its estimated useful life, but is subject to an annual assessment for impairment by applying a fair value based test. Additionally, acquired intangible assets are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged; they are amortized over their estimated useful life.

Foreclosed Real Estate and Repossessed Assets. Foreclosed real estate and repossessed assets include real estate acquired in the settlement of loans and other repossessed collateral. Real estate acquired in settlement of loans is initially recorded at the lower of the recorded loan balance or fair market value less estimated disposal costs. At foreclosure any excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. Gains and losses on sales of foreclosed real estate and valuation allowance are recognized in noninterest income upon disposition.

Long-Lived Assets. The Company accounts for long-lived assets in accordance with ASC 360, Property, Plant, and Equipment, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Bank Owned Life Insurance. The Company purchased life insurance policies on the lives of certain officers. The policies are recorded as an asset at the cash surrender value of the policies. Increases or decreases in the cash surrender value, other than proceeds from death benefits, are recorded as noninterest income. Proceeds from death benefits first reduce the cash surrender value attributable to the individual policy and then any additional proceeds are recorded as noninterest income.

Revenue Recognition. Revenue earned on interest-earning assets is recognized based on the effective yield of the financial instrument. Service charges on deposit accounts are recognized as charged. Credit-related fees, including letter of credit fees, are recognized in noninterest income when earned.

Insurance commission income is recorded as of the effective date of insurance coverage or the billing date, whichever is later. Contingent commissions are recognized when determinable, which is generally when such commissions are received or when the Company receives data from the insurance companies that allow the reasonable estimation of these amounts. The income effects of subsequent premium and fee adjustments are recorded when the adjustments become known.

Advertising Costs. Advertising costs are expensed as incurred.

Stock-Based Compensation. According to ASC 718, Compensation – Stock Compensation, the Company uses the fair value method, which requires that compensation cost relating to stock based transactions be recognized in the financial statements, to account for stock-based compensation and the fair value of stock options is estimated at the date of grant using a lattice option pricing model. Stock options granted with pro rata vesting schedules are expensed over the vesting period on a straight line basis.

Income Taxes. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

ASC 740, Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in the financial statement and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority.

A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management’s judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Per Share Data. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the dilutive effect of stock options and non-vested stock using the treasury stock method. For the year ended December 31, 2009, all options were anti-dilutive since the Company had a net loss available to common shareholders. There were 249,288 average anti-dilutive stock options for the year ended December 31, 2008, and there were no anti-dilutive stock options for the year ended December 31, 2007.

Comprehensive Income (Loss). Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income or loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with the operating net income or loss, are components of comprehensive income or loss.

Credit Related Financial Instruments. In the ordinary course of business, the Company has entered into commitments to extend credit including commitments under home equity lines of credit, overdraft protection arrangements, commercial lines of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Concentrations of Credit Risk. Construction and mortgage loans represented 83% and 81% of the total loan portfolio at December 31, 2009 and 2008, respectively. Substantially all such loans are collateralized by real property. Loans in these categories and their collateral values are continuously monitored by management.

At times the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. The amount on deposit with correspondent institutions at December 31, 2009 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $386 thousand.

Reclassification. Certain 2008 and 2007 amounts have been reclassified to conform to the 2009 presentation.

Recent Accounting Pronouncements

In June 2009, FASB issued new accounting guidance related to U.S. GAAP, ASC 105, Generally Accepted Accounting Principles. This guidance establishes FASB ASC as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in FASB ASC has become non-authoritative. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue ASUs, which will serve to update FASB ASC, provide background information about the guidance, and provide the basis for conclusions on the changes to FASB ASC. FASB ASC is not intended to change U.S. GAAP or any requirements of the SEC.

The Company adopted new guidance impacting ASC 805, Business Combinations on January 1, 2009. This guidance requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition), establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, requires expensing of most transaction and restructuring costs, and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new guidance impacting ASC 805. This guidance addresses application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance was effective for business combinations entered into on or after January 1, 2009. This guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new guidance impacting ASC 820, Fair Value Measurements and Disclosures. This interpretation provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This also includes guidance on identifying circumstances that indicate a transaction is not orderly and requires additional disclosures of valuation inputs and techniques in interim periods and defines the major security types that are required to be disclosed. This guidance was effective for interim and annual periods ending after June 15, 2009 and should be applied prospectively. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new guidance impacting ASC 320-10, Investments – Debt and Equity Securities. This guidance amends GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance was effective for interim and annual periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The additional disclosures required are included in the consolidated Statements of Operations and in Note 3 to the Company’s consolidated financial statements.

In May 2009, the FASB issued new guidance impacting ASC 855, Subsequent Events. This update provides guidance on management’s assessment of subsequent events that occur after the balance sheet date through the date that the financial statements are issued. This guidance is generally consistent with current accounting practice. In addition, it requires certain additional disclosures. This guidance was effective for periods ending after June 15, 2009 and the required disclosure is included as Note 27 to the Company’s consolidated financial statements.

In August 2009, the FASB issued new guidance impacting ASC 820. This guidance is intended to reduce ambiguity in financial reporting when measuring the fair value of liabilities. This guidance was effective for the first reporting period (including interim periods) after issuance and had no impact on the Company’s consolidated financial statements.

In September 2009, the FASB issued new guidance impacting ASC 820. This creates a practical expedient to measure the fair value of an alternative investment that does not have a readily determinable fair value. This guidance also requires certain additional disclosures. This guidance is effective for interim and annual periods ending after December 15, 2009. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-02, Consolidation: Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. ASU 2010-02 amends ASC 810-10 to address implementation issues related to changes in ownership provisions including clarifying the scope of the decrease in ownership and additional disclosures. ASU 2010-02 is effective beginning in the period that an entity adopts Statement 160. If an entity has previously adopted Statement 160, ASU 2010-02 is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and should be applied retrospectively to the first period Statement 160 was adopted. The Company does not expect the adoption of ASU 2010-02 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-01, Equity: Accounting for Distributions to Shareholders with Components of Stock and Cash – a Consensus of the FASB Emerging Issues Task Force. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The Company does not expect the adoption of ASU 2010-01 to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as Statement of Financial Accounting Standards (“SFAS”) No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into Codification in December 2009 through the issuance of ASU 2009-16. The new standard provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have, if any, on its consolidated financial statements.

In June 2009, the FASB issued new guidance relating to the variable interest entities. The new guidance, which was issued as SFAS No. 167, Amendments to FASB Interpretation No. 46(R), was adopted into Codification in December 2009. The objective of the guidance is to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS No. 167 is effective as of January 1, 2010. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends Subtopic 470-20 to expand accounting and reporting guidance for own-share lending arrangements issued in contemplation of convertible debt issuance. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company does not expect the adoption of ASU 2009-15 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-04, Accounting for Various Topics – Technical Corrections to SEC Paragraphs. ASU 2010-04 makes technical corrections to existing SEC guidance including accounting for subsequent investments, termination of an interest rate swap, issuance of financial statements - subsequent events, use of residential method to value acquired assets other than goodwill, adjustments in assets and liabilities for holding gains and losses, and selections of discount rate used for measuring defined benefit obligation. The Company does not expect the adoption of ASU 2010-04 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-05, Compensation – Stock Compensation: Escrowed Share Arrangements and the Presumption of Compensation. ASU 2010-05 updates existing guidance to address the SEC staff’s views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. The Company does not expect the adoption of ASU 2010-05 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures About Fair Value Measurements. ASU 2010-06 amends ASC 820-10 to clarify existing disclosures, require new disclosures, and include conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-08, Technical Corrections to Various Topics. ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The Company does not expect the adoption of ASU 2010-08 to have a material impact on its consolidated financial statements.

(2)	Mergers and Acquisitions

Shore Financial Corporation (“SFC”)

On June 1, 2008, the Company acquired all of the outstanding shares of SFC. The shareholders of SFC received, for each share of SFC common stock that they owned immediately prior to the effective time of the merger, either $22 per share in cash or 1.8 shares of the Company’s common stock. In addition, at the effective time of the merger, each outstanding option to purchase shares of SFC’s common stock under any stock plans vested pursuant to its terms and was converted into an option to acquire the number of shares of the Company’s common stock equal to the number of shares of SFC common stock underlying the option multiplied by 1.8. The exercise price of each option was adjusted accordingly. The aggregate purchase price was $58.1 million, including common stock valued at $31.2 million, SFC stock held by the Company as an investment of $800 thousand, stock options exchanged valued at $1.2 million, cash of $21.0 million, and direct costs of the merger of $3.9 million. Net assets (in thousands) acquired are shown in the table below.

Securities available-for-sale	$16,250
Loans, net	220,450
Goodwill	27,898
Core deposit intangible	4,755
Employment agreement intangible	160
Other assets	33,587

Total assets acquired	303,100

Deposits	208,402
Borrowings	34,228
Other liabilities	2,409

Total liabilities assumed	245,039

Net assets acquired	$58,061

The merger transaction was accounted for under the purchase method of accounting and is qualified as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The merger resulted in the recording of $27.9 million of goodwill and $4.8 million of core deposit intangible assets. During the second quarter of 2009, goodwill related to the SFC acquisition was determined to be impaired, and an impairment expense of $27.9 million was recorded. The core deposit intangible asset was based on an independent valuation and is being amortized over the estimated life of the core deposits of eight years, based on undiscounted cash flows. In order to finance the merger transaction, the Company borrowed $23.0 million, which was completely paid off during second quarter 2009.

Gateway Financial Holdings (“GFH”)

On December 31, 2008 the Company acquired all of the outstanding shares of GFH. The shareholders of GFH received, for each share of GFH common stock that they owned immediately prior to the effective time of the merger 0.67 shares of Company common stock. Each of GFH’s preferred shares outstanding immediately prior to the effective time of the merger converted into new preferred shares of the Company that have substantially identical rights. In addition, at the effective time of the merger, each outstanding option to purchase shares of GFH’s common stock under any stock plans were converted into an option to acquire the number of shares of Company common stock equal to the number of shares of GFH common stock underlying the option multiplied by 0.67. The exercise price of each option was adjusted accordingly. The aggregate purchase price was approximately $161.0 million, including common stock valued at $94.2 million, preferred stock valued at $59.3 million, GFH stock held by the Company as an investment of $200 thousand, stock options exchanged valued at $1.4 million, and direct costs of the merger of $5.9 million.

Net assets acquired, based on fair value adjustments, are shown in the table below (in thousands).

Securities available-for-sale	$117,706
Loans, net	1,752,793
Goodwill	56,939
Core deposit intangible	3,282
Other intangibles	7,485
Other assets	205,672

Total assets acquired	2,143,877

Deposits	1,688,473
Borrowings	289,497
Other liabilities	4,950

Total liabilities assumed	1,982,920

Net assets acquired	$160,957

The merger transaction was accounted for under the purchase method of accounting and is qualified as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The merger resulted in the recording of $56.9 million of goodwill and $3.3 million of core deposit intangible assets. During the fourth quarter of 2009, goodwill related to the GFH acquisition was determined to be impaired, and an impairment expense of $56.9 million was recorded. The core deposit intangible assets were based on an independent valuation and will be amortized over the estimated life of the core deposits of 4.5 years, based on undiscounted cash flows.

Pro forma Financial Information

The Company’s consolidated financial statements include the results of operations of SFC and GFH from the date of acquisition. Pro forma condensed consolidated income statements (in thousands) for the years ended December 31, 2008 and 2007 are shown as if the mergers occurred at the beginning of each year as follows.

	2008	2007
Interest income	$171,295	$162,913
Interest expense	77,462	74,572

Net interest income	93,833	88,341

Provision for loan losses	44,874	6,059
Noninterest income (loss)	(11,456)	24,605
Noninterest expense	85,438	70,860

Income (loss) before for income taxes	(47,935)	36,027

Provision for income taxes (benefit)	(18,575)	12,360

Net income (loss)	$(29,360)	$23,667

Basis earnings (loss) per share	$(1.36)	$1.10

Diluted earnings (loss) per share	$(1.36)	$1.08

(3)	Investment Securities

The amortized cost and estimated fair values of investment securities available-for-sale (in thousands) at December 31, 2009 and 2008 were as follows.

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State and municipal securities	$1,279	$27	$—	$1,306
U.S. agency securities	11,376	173	105	11,444
Mortgage-backed securities	146,583	482	1,339	145,726
Equity securities	2,966	3	383	2,586

Total investment securities available-for-sale	$162,204	$685	$1,827	$161,062

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State and municipal securities	$18,186	$39	$8	$18,217
U.S. agency securities	24,584	415	—	24,999
Mortgage-backed securities	95,202	46	—	95,248
Corporate bonds	5,093	—	—	5,093
Equity securities	6,747	19	686	6,080

Total investment securities available-for-sale	$149,812	$519	$694	$149,637

Proceeds from sales of investment securities available-for-sale during 2009 were $84.1 million and resulted in gross realized gains of $4.3 million. For the year ended December 31, 2008, proceeds from available-for-sale securities amounted to $18.5 million and resulted in realized gains of $457 thousand. There were no sales of securities in 2007.

The amortized cost and estimated fair value of investment securities available-for-sale (in thousands) that are not determined to be other-than-temporarily impaired, by contractual maturity at December 31, 2009 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities do not have contractual maturities.

	2009
	Amortized Cost	Estimated Fair Value
Due in one year or less	$1,005	$1,025
Due after one year but less than five years	1,012	1,089
Due after five years but less than ten years	9,569	9,557
Due after ten years	147,652	146,806
Equity securities	2,966	2,585

Total available-for-sale securities	$162,204	$161,062

Information pertaining to securities with gross unrealized losses (in thousands) at December 31, 2009 and 2008, aggregated by investment category and length of time that the individual securities have been in a continuous loss position is as follows.

	2009
	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Agency securities	$4,711	$105	$—	$—	$4,711	$105
Mortgage-backed securities	69,078	1,339	—	—	69,078	1,339
Equity securities	32	13	1,097	370	1,129	383

	$73,821	$1,457	$1,097	$370	$74,918	$1,827

	2008
	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
State and municipal securities	$2,713	$8	$—	$—	$2,713	$8
Mortgage-backed securities	—	—	5	—	5	—
Equity securities	1,281	360	147	326	1,428	686

	$3,994	$368	$152	$326	$4,146	$694

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities classified as available-for-sale are generally evaluated for OTTI in accordance with ASC 320, Investment – Debt and Equity Securities.

In determining OTTI, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current period credit loss. If an entity intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis, less any current period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

The unrealized loss positions on debt securities at December 31, 2009 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. Debt securities with unrealized loss positions at December 31, 2009 included one agency security and 21 agency mortgage-backed securities. Management does not believe that any of these debt securities were other-than-temporarily impaired at December 31, 2009.

In accordance with SAB Topic 5M, our impairment analysis considered all available evidence including the length of time and the extent to which the market value of each security was less than cost, the financial condition of the issuer of each equity security (based upon financial statements of the issuers), and the near term prospects of each issuer, as well as our intent and ability to retain these investments for a sufficient period of time to allow for any anticipated recovery in their respective market values. During 2009 and 2008, equity securities with an amortized cost basis of $5.4 million and $613 thousand, respectively, were determined to be other-than-temporarily impaired. Impairment losses of $2.5 million and $561 thousand were recognized through noninterest income during 2009 and 2008, respectively. An additional $190 thousand was included in accumulated other comprehensive loss in the equity section of the balance sheet as of December 31, 2009. Management has evaluated the unrealized losses associated with the remaining equity securities as of December 31, 2009 and, in management’s opinion, the unrealized losses are temporary and it is our intention to hold these securities until their value recovers. A rollforward of the cumulative other-than-temporary impairment losses (in thousands) recognized in earnings for all debt securities is as follows.

December 31, 2008	$561
Loss where impairment was not previously recognized	2,469

December 31, 2009	$3,030

The Company’s investment in FHLB stock totaled $19.7 million at December 31, 2009. FHLB stock is generally viewed as a long-term investment and as a restricted investment security and is carried at cost as there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on ultimate recoverability of the par value rather than by recognizing temporary declines in value. Despite the FHLB’s change in policy relating to repurchases of excess capital stock in 2009, the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2009, and no impairment has been recognized.

Investment securities at estimated fair value (in thousands) that were pledged to secure deposits or outstanding borrowings or were pledged to secure potential future borrowings at December 31, 2009 and 2008 were as follows.

	2009	2008
Public deposits	$34,219	$32,116
Treasury, tax, and loan deposits	4,015	3,605
Federal Home Loan Bank borrowings	21,550	26,528
Federal Reserve Bank borrowings	2,115	7,755
Repurchase agreements	24,174	22,923
Housing and Urban Development	604	413

	$86,677	$93,340

(4)	Loans and Allowance for Loan Losses

The Company grants commercial, construction, real estate, and consumer loans to customers throughout its lending areas. A substantial portion of debtors’ abilities to honor their contracts is dependent upon the real estate and general economic environment of the lending area. Overdrafts in the amount of $399 thousand and $332 thousand as of December 31, 2009 and 2008, respectively, were reclassified from deposits to loans.

Major classifications of loans (in thousands) at December 31, 2009 and 2008 were as follows.

	2009	2008
Commercial	$361,256	$451,426
Construction	757,702	897,288
Real estate - commercial mortgage	740,570	673,351
Real estate - residential mortgage	524,853	528,760
Installment loans to individuals	42,858	50,085
Deferred loan fees and related costs	(547)	(1,384)

	$2,426,692	$2,599,526

Non-performing assets (in thousands) at December 31, 2009 and 2008 were as follows.

	2009	2008
Loans 90 days past due and still accruing interest	$—	$3,219
Nonaccrual loans, including nonaccrual impaired loans	248,303	32,885
Foreclosed real estate and repossessed assets	8,867	5,092

Non-performing assets	$257,170	$41,196

Estimated gross interest income that would have been recorded if the foregoing nonaccrual loans had remained current in accordance with their contractual terms totaled $44.2 million, $99 thousand, and $164 thousand in 2009, 2008, and 2007, respectively.

Information on impaired loans (in thousands) at December 31, 2009, 2008, and 2007 is as follows.

	2009	2008	2007
Impaired loans for which an allowance has been provided	$331,532	$2,161	$1,698
Impaired loans for which no allowance has been provided	137,536	2,130	—

Total impaired loans	$469,068	$4,291	$1,698

Allowance provided for impaired loans, included in the allowance for loan losses	$91,488	$545	$406

Average balance in impaired loans	$215,363	$3,883	$1,782

Interest income recognized from impaired loans	$17,440	$131	$20

As of December 31, 2009, loans classified as troubled debt restructurings were $73.5 million, all of which are considered impaired and included in the disclosure above. There were no troubled debt restructurings as of December 31, 2008. Upon execution of a forbearance agreement including modified terms, an impaired loan will be re-classified from non-performing to a troubled debt restructuring, but will continue to be identified as impaired until the loan performs under the modified terms for the remainder of the calendar year in which it was restructured but not less than 90 days.

Transactions affecting the allowance for loan losses (in thousands) for the years ended December 31, 2009, 2008, and 2007 were as follows.

	2009	2008	2007
Balance at beginning of year	$51,218	$5,043	$3,911
Provision for loan losses	134,223	1,418	1,232
Acquired through SFC acquisition	—	2,932	—
Acquired through GFH acquisition	—	42,060	—
Loans charged off	(53,536)	(337)	(109)
Recoveries	792	102	9

Balance at end of year	$132,697	$51,218	$5,043

In the opinion of management, based on conditions reasonably known to them, the allowance was adequate at December 31, 2009. The allowance may be increased or decreased in the future based on loan balances outstanding, changes in internally generated credit quality ratings of the loan portfolio, changes in general economic conditions, or other risk factors.

(5)	Accounting for Certain Loans Acquired in a Transfer

ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances when initially accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of this pronouncement. It limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

The Company acquired loans pursuant to the acquisition of GFH in December 2008. The Company reviewed the loan portfolio at acquisition to determine whether there was evidence of deterioration of credit quality since origination and if it was probable that it will be unable to collect all amounts due according to the loan’s contractual terms. When both conditions existed, the Company accounted for each loan individually, considered expected prepayments, and estimated the amount and timing of discounted expected principal, interest, and other cash flows (expected at acquisition) for each loan. The Company determined the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted into interest income (non-accretable difference). The remaining amount, representing the excess of the loan’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan (accretable yield).

Over the life of the loan, the Company continues to estimate cash flows expected to be collected. The Company evaluates at the balance sheet date whether the present value of its loans determined using the effective interest rates has decreased, and if so, the Company establishes a valuation allowance for the loan. Valuation allowances for acquired loans reflect only those losses incurred after acquisition; that is, the present value of cash flows expected at acquisition that are not expected to be collected. Valuation allowances are established only subsequent to our acquisition of the loans. For loans that are not accounted for as debt securities, the present value of any subsequent increase in the loan’s or pool’s actual cash flows or cash flows expected to be collected is used first to reverse any existing valuation allowance for that loan. For any remaining increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s remaining life. The Company does not have any such loans that were accounted for as debt securities.

Loans that were acquired in the GFH acquisition for which there was evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be made as scheduled had an outstanding balance of $88.0 million and a carrying amount of $78.2 million at December 31, 2009. The carrying amount of these loans is included in the balance sheet amount of loans receivable at December 31, 2009. Of these loans, $58.2 million have experienced further deterioration since the acquisition date and are included in the impaired loan amounts disclosed in Note 4. The following table depicts the accretable yield (in thousands) at the beginning and end of the period.

Balance, December 31, 2008	$4,167
Accretion	(2,134)
Disposals	(2,075)
Additions	1,084

Balance, December 31, 2009	$1,042

(6)	Derivative Instruments

At December 31, 2009, the Company had rate lock commitments to originate mortgage loans in the amount of $17.2 million and loans held for sale of $12.6 million. At December 31, 2008, the Company had rate lock commitments to originate mortgage loans in the amount of $17.1 million and loans held for sale of $5.1 million. The Company entered into corresponding commitments with third party investors to sell loans of approximately $29.8 million in 2009 and $23.6 million in 2008. Under the contractual relationship with these investors, the Company is obligated to sell the loans only if the loans close. No other obligation exists. As a result of these contractual relationships with these investors, the Company is not exposed to losses nor will it realize gains related to its rate lock commitments due to changes in interest rates.

(7)	Premises, Equipment, and Leases

Premises and equipment (in thousands) at December 31, 2009 and 2008 are summarized as follows.

	2009	2008
Land	$31,335	$26,357
Buildings and improvements	58,177	59,731
Leasehold improvements	3,411	3,224
Equipment, furniture, and fixtures	14,828	15,101
Construction in progress	7	2,768

	107,758	107,181
Less accumulated depreciation and amortization	(10,246)	(5,846)

	$97,512	$101,335

Depreciation and leasehold amortization expense for the years ended December 31, 2009, 2008, and 2007 was $5.5 million, $1.4 million, and $886 thousand, respectively.

The Company leases land and buildings upon which certain of its operating facilities and financial center facilities are located. These leases expire at various dates through August 31, 2049. Additionally, the Company has the option to purchase the land upon which the building where some of our operations occur at the end of the twenty-year lease term at a cost of $300 thousand.

Various facilities and equipment are leased under noncancellable operating leases with initial remaining terms in excess of one year with options for renewal. In addition to minimum rents, certain leases have escalation clauses and include provisions for additional payments to cover taxes, insurance, and maintenance. The effects of the scheduled rent increases, which are included in the minimum lease payments, are recognized on a straight-line basis over the lease term. Rental expense was $3.8 million for 2009 compared to $1.1 million for 2008 and $907 thousand for 2007.

Future minimum lease payments (in thousands), by year and in the aggregate, under noncancellable operating leases at December 31, 2009 were as follows.

2010	$2,963
2011	2,631
2012	2,448
2013	2,383
2014	2,255
Thereafter	18,979

$31,659

The Company has entered into contracts as lessor for excess office space. Future minimum lease payments receivable (in thousands) under noncancelable leasing arrangements at December 31, 2009 were as follows.

2010	$156
2011	94
2012	92
2013	92
2014	31

$465

(8)	Goodwill and Intangible Assets

Goodwill and other intangible assets with an indefinite life are subject to impairment testing at least annually or more often if events or circumstances suggest potential impairment. Other acquired intangible assets determined to have a finite life are amortized over their estimated useful life in a manner that best reflects the economic benefits of the intangible asset. Intangible assets with a finite life are periodically reviewed for other-than-temporary impairment. ASC 350 identifies a two-step impairment test that should be used to test for impairment and measure the amount of the impairment loss to be recognized. The first step involves comparing the fair value of the reporting unit with the carrying value of the reporting unit. If the carrying value of the reporting unit exceeds fair value of the reporting unit, a potential impairment may exist. The second step compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. The excess of the carrying amount over the fair value is an impairment of goodwill.

As of May 31, 2009, the Company, in accordance to ASC 350, conducted an impairment test on the goodwill from the SFC acquisition related to Shore. Management’s review of goodwill indicated an impairment of $27.9 million. Also in the second quarter of 2009, the goodwill associated with the GFH merger was tested for impairment. Our testing indicated that there was no impairment of the goodwill related to the GFH merger as of June 30, 2009. The differing result of the GFH impairment testing from the SFC testing was due to several factors including the relative value of consideration paid for GFH (only five months had elapsed since the GFH merger, and, thus, fair values were more current than for SFC) and the market prices paid in acquisitions had already fallen substantially prior to the GFH acquisition. Annual impairment testing of the GFH goodwill subsequently was conducted on its planned schedule as of October 31, 2009. Due in part to a decline in the Company’s stock price and, thus, its market capitalization, and its further deterioration in the fair value of the Company’s assets, the assessment reflected impairment of the entire $56.9 million in goodwill associated with the GFH acquisition. The non-cash loss on impairment of goodwill was recorded as a noninterest expense in the statement of operations for the year ended December 31, 2009.

A summary of goodwill and intangible assets (in thousands) as of December 31, 2009 and 2008 is as follows.

	2009		2008
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to future amortization:
Core deposit intangible	$8,105	$1,703	$8,105	$347
Employment contract intangible	1,130	713	1,957	19
Insurance book of business intangible	6,450	430	6,000	—

Total intangible assets subject to future amortization	15,685	2,846	16,062	366

Intangible assets not subject to amortization:
Goodwill	—	—	82,671	—

Total goodwill and intangible assets	$15,685	$2,846	$98,733	$366

There were no intangible assets as of December 31, 2007.

The aggregate amortization expense for intangible assets with finite lives for the year ended December 31, 2009 was $2.5 million, compared to $366 thousand for 2008; there was no amortization expense for intangible assets in 2007. The estimated aggregate annual amortization expense (in thousands) for the years subsequent to December 31, 2009 is as follows.

2010	$1,979
2011	1,945
2012	1,765
2013	1,392
2014	1,026
Thereafter	4,732

Total	$12,839

Changes in the carrying amount of goodwill (in thousands) for the year ended December 31, 2009 are as follows.

Balance, December 31, 2008	$82,671
Impairment losses	(84,837)
Adjustments	2,166

Balance, December 31, 2009	$—

(9)	Foreclosed Real Estate and Repossessed Assets

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses (in thousands) on foreclosed assets is as follows.

	December 31, 2009	December 31, 2008
Balance at beginning of year	$—	$—
Provision for losses	1,043	—
Charge-offs	(687)	—

Balance at end of year	$356	$—

Expenses (in thousands) applicable to foreclosed assets include the following.

Year Ended
December 31, 2009
Net loss on sales of real estate	$161
Provision for losses	1,043
Operating expenses, net of rental income	417

Total	$1,621

There were no foreclosed asset expenses for the years ended December 31, 2008 and 2007.

(10)	Deposits

The scheduled maturities of time deposits (in thousands) at December 31, 2009 and 2008 were as follows.

	2009		2008
	Time Deposits Less than $100	Time Deposits $100 or More	Time Deposits Less than $100	Time Deposits $100 or More
Maturity of:
3 months or less	$242,970	$47,514	$357,126	$110,968
3 months - 6 months	157,105	49,791	144,912	91,286
6 months - 12 months	286,701	148,037	237,761	117,113
1 year - 2 years	165,255	85,786	67,170	43,298
2 years - 3 years	18,837	13,771	29,209	17,797
3 years - 4 years	8,389	5,951	13,845	10,546
4 years - 5 years	8,936	5,895	7,761	3,528
Over 5 years	1,595	100	1,003	—

	$889,788	$356,845	$858,787	$394,536

Total brokered deposits were $386.4 million and $484.8 million at December 31, 2009 and 2008, respectively. Of these brokered funds $47.6 million and $245.3 million were interest bearing demand deposits and the remaining $338.8 million and $239.5 million were time deposits at December 31, 2009 and 2008, respectively.

(11)	Borrowings

As a member of FHLB, the Company may borrow funds based on criteria established by the FHLB. The FHLB may call these borrowings prior to maturity if the collateral balance falls below the borrowing level. The borrowing arrangements with the FHLB could be either short- or long- term depending on our related costs and needs. At December 31, 2009 and 2008, the Company had loans from the FHLB totaling $228.2 million and $279.1 million, respectively. Interest only is payable on a monthly basis until maturity. The carrying value of maturities of FHLB borrowings at December 31, 2009 was as follows (in thousands).

2010	$11,685
2011	15,000
2012	196,247
2013	—
2014	5,283

$228,215

FHLB borrowings carry a weighted average interest rate of 4.06% and are all convertible at FHLB’s option on the interest payment dates to either one month or three month LIBOR except for five fixed rate advances that total $32.5 million. The FHLB borrowings were collateralized with residential real estate loans, commercial real estate loans, and investment securities. During 2009 two FHLB borrowings were paid off prior to maturity. An extinguishment of debt charge in the amount of $2.0 million was incurred in association with these early pay-offs. The principal balance due, excluding acquisition fair value adjustments, of FHLB borrowings in aggregate, were $219.8 million at December 31, 2009.

The Company acquired two reverse repurchase agreements in the GFH acquisition. Each repurchase agreement has an original principal balance of $10.0 million and is collateralized with mortgage-backed securities with a similar fair market value. The first repurchase agreement has a five-year term with an interest rate fixed at 4.99% until it is repurchased by the counterparty on August 1, 2011. The second repurchase agreement has a seven-year term with a repurchase date of August 1, 2013 (the “2013 Agreement”). The interest rate of this agreement is a variable rate of 9.85% minus three-month LIBOR (0.25% at December 31, 2009), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2009 was 5.85%. Both agreements are callable by the counterparty on a quarterly basis and the 2013 Agreement became immediately callable as a result of BOHR not maintaining well-capitalized status with the FDIC. The carrying value of these agreements as of December 31, 2009 was $21.0 million.

As part of the GFH acquisition, the Company acquired four placements of trust preferred securities as follows:

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

LIBOR in the table above refers to 3 month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The carrying value of these debentures in aggregate as of December 31, 2009 was $28.3 million. The Company has suspended the payment of dividends on all four issues of trust preferred securities, however, at year-end 2009 all payments had been made in accordance with contractual terms.

The Company borrowed $28.0 million from another bank in 2008. This borrowing had a variable interest rate of prime minus 1% with a floor of 4% (4% at December 31, 2008) and was paid in full during 2009.

(12)	Preferred Stock and Warrant

In conjunction with the acquisition of GFH, the Company issued 23,266 shares of Series A Non-Convertible Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”) and 37,550 shares of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”). Both series are non-voting except as may otherwise be required under applicable law.

The Series A Preferred Stock has no par value and a liquidation amount equal to $1,000 per share. Dividends are payable quarterly, if declared, at an annual rate of 8.75%, and are non-cumulative. Since January 1, 2009, the Company had the right and option to redeem all or a portion of the Series A Preferred Stock at the rate of $1,000 per share. At December 31, 2009, none of this stock has been redeemed.

The Series B Preferred Stock has no par value and a liquidation amount equal to $1,000 per share. Dividends are payable quarterly, if declared, at a rate of 12%, and are non-cumulative. Since October 1, 2009, the Company had the right and option to redeem all or a portion of the Series B Preferred Stock at the rate of $1,000 per share. At December 31, 2009, none of this stock has been redeemed.

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

In addition, the Company issued to the U.S. Treasury a warrant to purchase 1,325,858 shares of the Company’s common stock at an initial exercise price of $9.09 per share. The warrant is immediately exercisable and provides for the adjustment of the exercise price and the number of shares of common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as stock splits or distributions of securities or other assets to holders of common stock and upon certain issuances of common stock at or below a specified price relative to the then-current market price of common stock. The warrant expires ten years from the issuance date. The U.S. Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

Shares of the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock have priority over the Company’s common stock with regard to the payment of dividends. As such, the Company may not pay dividends on, or repurchase, redeem, or otherwise acquire for consideration shares of its common stock unless dividends for these classes of Preferred Stock are current.

The Company took actions during the fourth quarter that were intended to preserve capital. On October 30, 2009, we announced that we would suspend dividends on our Series A Preferred Stock and Series B Preferred Stock, which required us to also suspend dividends on our Series C Preferred Stock under applicable law. As a result, on November 17, 2009, we notified the Treasury of our intent to defer the payment of our regulatory quarterly cash dividend on our Series C Preferred Stock issued to the Treasury in connection with our participation in the TARP CPP. If we miss six quarterly dividend payments, whether or not consecutive, the Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid. We cannot pay dividends on our outstanding shares of Series C Preferred Stock or our common stock until we have paid in full all deferred distributions on our trust preferred securities. As of December 31, 2009, dividends accrued but not paid for Series C Preferred Stock totaled $1.5 million.

(13)	Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of the Company’s involvement or “credit risk.” The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Contractual amounts (in thousands) at December 31, 2009 and 2008 were as follows.

	2009	2008
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$326,121	$523,179
Standby letters of credit	8,590	29,030

	$334,711	$552,209

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

(14)	Retirement Plans

Defined Contribution Plan

The Company has defined contribution 401(k) plans at both of its subsidiary banks and one for the former GFH employees. Under the BOHR 401(k) plan, all employees who are 21 years of age and have completed one year of service are eligible to participate. Participants may contribute up to 20% of their compensation, subject to statutory limitations and the Company matches 100% of the employees’ contributions up to 4% of salary. Under the Shore 401(k) plan, all employees who are 18 years of age and have completed 3 months of service are eligible to participate. Participants may contribute up to 15% of their compensation and the Company matches 100% up to 3% of the employees’ contributions and 50% of the next 3%. Former Gateway Bank employees who are 18 years of age and have completed three months of service are eligible to participate in that 401(k) plan, and the Company matches 100% of the employees’ contributions up to 6% of salary. The Company may also make additional discretionary contributions to the plans. Participants are fully vested in their contributions and the Company’s match immediately and become fully vested in the Company’s discretionary contributions after 3 years of service.

The Company made no discretionary contributions in 2009 compared to $209 thousand and $119 thousand for the years ended December 31, 2008 and 2007, respectively. The Company also made matching contributions of $1.2 million, $257 thousand, and $202 thousand for the years ended December 31, 2009, 2008, and 2007, respectively. The Company offers its stock as an investment option under the BOHR 401(k) plan.

Supplemental Executive Retirement Plans (“SERP”)

The Company has entered into SERPs with several key officers. Under these agreements, all but four of twelve officers are each eligible to receive an annual benefit payable in fifteen installments each equal to $50 thousand following the attainment of their Plan Retirement Date. Two of the other four officers are eligible to receive an annual benefit payable in fifteen installments each equal to 50% of their Benefit Computation Base following the attainment of his Plan Retirement Date. The remaining two officers are eligible to receive an annual benefit payable in fifteen installments each equal to 70% of their Benefit Computation Base following the attainment of their Plan Retirement Date. The Benefit Computation Base is calculated as the average compensation from the Company over the three consecutive completed calendar years just prior to the year of retirement or termination. The Company recognizes expense each year related to these agreements based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The change in benefit obligation and funded status (in thousands) for the years ended December 31, 2009, 2008, and 2007 were as follows.

	2009	2008	2007
Benefit obligation at beginning of year	$3,915	$2,153	$1,650
Acquired in GFH acquisition	—	1,098	—
Service cost	826	516	388
Interest cost	228	148	115
Terminations	(95)	—	—

Benefit obligation at end of year	4,874	3,915	2,153
Fair value of plan assets	—	—	—

Funded status	$(4,874)	$(3,915)	$(2,153)

The amount of the funded status is the accrued benefit cost included in other liabilities on the balance sheet. The amounts (in thousands) recognized in the consolidated balance sheets as of December 31, 2009 and 2008 were as follows.

	2009	2008
Accrued benefit cost included in other liabilities	$(4,874)	$(3,915)

The components of net periodic benefit cost (in thousands) for the years ended December 31, 2009, 2008, and 2007 were as follows.

	2009	2008	2007
Service cost	$826	$516	$388
Interest cost	228	148	115
Terminations	(95)	—	—

Net periodic benefit cost	$959	$664	$503

The weighted-average assumptions used to determine benefit obligations and net periodic pension benefit at December 31, 2009, 2008, and 2007 were as follows. The rate of compensation increase only applies to the officer agreements with a Benefit Computation Base.

	2009	2008	2007
Discount rate	6.00% - 7.00%	7.00%	7.00%
Rate of compensation increase	3.00% - 5.75%	3.00% - 5.00%	3.00%

The Company recognizes expense each year related to the SERPs based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The Company does not expect to make contributions to fund the supplemental retirement agreements in 2010 and made no contributions to the plan in 2009. The plans are unfunded and there are no plan assets. As of December 31, 2009, the following benefit payments (in thousands) are expected to be paid over the next ten years.

2010	$359
2011	359
2012	359
2013	359
2014	359
2015 -2019	2,027

$3,822

Executive Savings Plan

The Company has an Executive Savings Plan with certain officers whereby an initial contribution made by the officers will be matched each year by the Company as long as the officers’ employment continues and the Company is profitable. Contributions into the plan may be used to purchase employer stock or may be placed in savings accounts for the benefit of each individual participant and earn interest at the highest rate currently being paid on a Company certificate of deposit. Company contributions to the Executive Savings Plan during 2008 and 2007 were $242 thousand and $268 thousand, respectively. No contributions were made to the plan during 2009.

Board of Directors Retirement Agreement

The Company has entered into retirement agreements with certain members of the Board of Directors. Participants are eligible for compensation under the plan upon the sixth anniversary of the participant’s first board meeting. Benefits are to be paid in monthly installments commencing at retirement and ending upon the death, disability, or mutual consent of both parties to the agreement. Under the plan, the participants continue to serve the Company after retirement by performing certain duties as outlined in the plan document. During 2009, 2008, and 2007, the Company expensed $72 thousand, $69 thousand, and $63 thousand, respectively, related to this plan.

(15)	Stock Compensation Plans

During 2008 and 2007, the Company authorized the grant of options to employees and directors for 18,000 and 34,968 shares, respectively, of the Company’s common stock under stock compensation plans that have been approved by the Company’s shareholders. During 2009, no options were granted. All outstanding options granted have original terms that range from 5 to 10 years and are either fully vested and exercisable at the date of grant or vested ratably over 3 to 10 years. During 2008, the Company acquired 216,183 stock options as part of the Shore Merger and 1,185,018 stock options as part of the Gateway Merger. A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price	Average Intrinsic Value
Balance at December 31, 2006	929,970	$9.19	$—
Granted	34,968	12.91	—
Exercised	(93,599)	7.55	—
Forfeited	(10,992)	12.00	—
Expired	(2,191)	10.85	—

Balance at December 31, 2007	858,156	9.48	—
Acquired through SFC acquisition	216,183	6.27	—
Acquired through GFH acquisition	1,185,018	14.12	—
Granted	18,000	11.41	—
Exercised	(112,964)	5.13	—
Forfeited	(2,750)	12.00	—
Expired	(65,637)	113.33	—

Balance at December 31, 2008	2,096,006	11.96	—
Exercised	(86,243)	7.11	—
Forfeited	(20,834)	11.78	—
Expired	(568,716)	11.14	—

Balance at December 31, 2009	1,420,213	$12.60	$—

Options exercisable at December 31, 2009	1,307,168	$12.43	$—

Stock-based compensation expense recognized in the consolidated statements of operations and the options exercised, including the total intrinsic value and cash received, for the years ended December 31, 2009, 2008, and 2007 were as follows.

	2009	2008	2007
Expense recognized:
Related to stock options	$179,304	$86,156	$160,229
Related to share awards	451,228	63,452	177,021
Related tax benefit	164,907	29,014	115,276

Number of options exercised:
New shares	86,243	112,282	76,700
Previously acquired shares	—	682	16,899

Total intrinsic value of options exercised	$31,533	$642,619	$487,004
Cash received from options exercised	613,209	571,222	476,076

Information pertaining to fully vested options outstanding and exercisable as of December 31, 2009 is as follows.

	Options Outstanding			Options Exercisable
Ranges of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 3.09 - 5.05	73,340	$2.08	$4.17	73,340	$4.17
6.53 - 8.84	312,311	2.43	8.04	312,311	8.04
9.11 - 10.65	411,683	3.86	9.75	407,663	9.74
12.00 - 14.33	210,887	6.79	12.20	130,954	12.30
19.43 - 22.07	358,562	5.21	20.05	329,467	19.91
23.60 - 24.67	53,433	5.59	24.22	53,433	24.22

$ 3.09 - 24.67	1,420,216	$4.30	$12.60	1,307,168	$12.43

The Company has 786,535 shares available under shareholder approved stock incentive plans. As of December 31, 2009, there was $384 thousand of unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 3.51 years.

The weighted-average grant-date fair value of stock options granted and acquired through mergers during 2008 and 2007 was $1.86 and $2.34, respectively. The following assumptions were used to arrive at the fair value of stock options:

	2008	2007
Risk-free interest rate	2.25% - 3.34%	4.36% - 4.68%
Volatility	34.30% - 40.56%	18.40% - 27.27%
Dividend yield	3.39% - 5.04%	3.33% - 3.43%
Expected term (in years)	0.10 - 8.30	1.90 - 9.50

Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a representative single measure of the fair value at which transactions may occur. Expected volatility is based on historical volatility of the Company’s traded shares. The expected term is calculated by the lattice option pricing model using assumptions regarding the contractual term of the stock options, vesting periods, the exercise price to market stock price multiple experienced by the Company, and the historical employee exit rate.

The Company has granted non-vested shares to certain directors and employees as part of incentive programs. These non-vested shares have original vesting schedules that range from one to nine years and are expensed over the same schedules.

A summary of the Company’s non-vested share activity and related information was as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2006	47,176	$10.76
Granted	20,364	12.12
Vested	(4,500)	10.76
Forfeited	(8,500)	10.98

Balance at December 31, 2007	54,540	11.23
Granted	32,908	8.50
Vested	(37,623)	11.16

Balance at December 31, 2008	49,825	9.49
Granted	10,000	8.54
Vested	(33,756)	8.85
Forfeited	(4,152)	8.97

Balance at December 31, 2009	21,917	$10.12

As of December 31, 2009, there was $175 thousand of total unrecognized compensation cost related to non-vested share awards. That cost is expected to be recognized over a weighted average period of 3.79 years. The total fair value of shares vested during the years ended December 31, 2009, 2008, and 2007 was $164 thousand, $418 thousand, and $57 thousand, respectively.

(16)	Employment Agreements

The Company and its subsidiaries have entered into employment agreements with 26 officers to ensure a stable and competent management base. Two of the agreements expire in 2010, four expire in 2011, eighteen expire in 2012, one expires in 2013, and one expires in 2014. The agreements will automatically renew at the end of their terms unless the officer is notified in writing prior to expiration. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

(17)	Dividend Reinvestment and Optional Cash Purchase Plan

In order to raise additional capital, the Company has a Dividend Reinvestment and Optional Cash Purchase Plan. The plan enables shareholders to receive cash payment or reinvest their dividends. In connection with this plan, for the year ended December 31, 2009, the Company entered the open market and acquired 68,748 shares at an average price of $7.72 per share. For the year ended December 31, 2009, the Company did not issue any shares in connection with the dividend reinvestment plan. The stock purchased through the plan directly from the Company is valued at the weighted average sales price of the Company’s common stock in transactions occurring during the 60 calendar days immediately prior to the purchase date. The purchase price of shares purchased on the open market is the current market price of the shares purchased on the applicable purchase dates.

(18)	Noninterest Expense

A summary of noninterest expense (in thousands) for the years ended December 31, 2009, 2008, and 2007 is as follows.

(in thousands)	2009	2008	2007
Salaries and employee benefits	$42,285	$11,518	$9,954
Occupancy	9,044	2,261	1,668
Data processing	5,368	1,189	612
Impairment of goodwill	84,837	—	—
FDIC insurance	5,661	262	42
Equipment	4,735	663	343
Professional fees	2,883	383	279
Amortization of intangible assets	2,546	365	—
Bank franchise tax	1,922	621	464
Telephone and postage	1,599	481	305
Directors’ and regional board fees	1,020	443	307
Stationery, printing, and office supplies	894	229	168
Advertising and marketing	888	412	326
ATM and VISA check card	293	551	500
Other	6,820	1,609	1,026

Total noninterest expenses	$170,795	$20,987	$15,994

(19)	Business Segment Reporting

The Company has two community banks, BOHR and Shore, which provide loan and deposit services throughout their 60 locations in Virginia, North Carolina, and Maryland. In addition to its banking operations, the Company has three other reportable segments: Mortgage, Investment, and Insurance. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Net income (loss) below is shown prior to corporate overhead allocation. Intersegment transactions are recorded at cost and eliminated as part of the consolidated process. Because of the interrelationships between the segments, the information is not indicative of how the segments would perform if they operated as independent entities. The following table shows certain financial information (in thousands) at December 31, 2009 for each segment and in total.

	Total	Elimination	Banking	Mortgage	Investment	Insurance
Total assets at December 31, 2009	$2,975,558	$(303,100)	$3,253,492	$13,599	$1,163	$10,404

Year ended December 31, 2009

Net interest income	$105,151	$—	$104,745	$392	$—	$14
Provision for loan losses	(134,223)	—	(134,223)	—	—	—

Net interest income after provision for loan losses	(29,072)	—	(29,478)	392	—	14
Noninterest income	22,325	—	12,428	4,642	354	4,901
Noninterest expense	170,795	—	162,304	3,686	183	4,622

Net income before income taxes	(177,542)	—	(179,354)	1,348	171	293
Income tax expense (benefit)	(32,075)	—	(32,683)	445	60	103

Net income (loss)	$(145,467)	$—	$(146,671)	$903	$111	$190

The Company had no reportable business segments at December 31, 2008 and 2007.

(20)	Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. The amount of dividends the Banks may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. Under these restrictions, at December 31, 2009, the Banks had no ability to pay dividends without prior approval.

Loans and advances from the Banks to the Company are limited based on regulatory capital. As of December 31, 2009, the aggregate principal balances of loans outstanding from BOHR and Shore to the Company were $21.5 million and $2.0 million, respectively. The loans from BOHR to the Company were not adequately secured with collateral under applicable regulations.

(21)	Regulatory Capital Requirements

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company (on a consolidated basis) and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The Company’s and the Banks’ capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

A summary of the Company’s and the Banks’ required and actual capital components (in thousands) follows.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009
Tier 1 Capital:
Consolidated Company	$160,485	6.80%	$94,395	4.00%	N/A	N/A
Bank of Hampton Roads	162,508	7.43%	87,480	4.00%	131,220	6.00%
Shore Bank	21,668	11.13%	7,789	4.00%	11,684	6.00%
Total Risk-Based Capital:
Consolidated Company	191,257	8.10%	188,789	8.00%	N/A	N/A
Bank of Hampton Roads	191,098	8.74%	174,960	8.00%	218,700	10.00%
Shore Bank	24,121	12.39%	15,578	8.00%	19,473	10.00%
Leverage Ratio:
Consolidated Company	160,485	5.32%	123,660	4.00%	N/A	N/A
Bank of Hampton Roads	162,508	5.92%	113,551	4.00%	141,939	5.00%
Shore Bank	21,668	7.13%	12,151	4.00%	15,189	5.00%

As of December 31, 2008
Tier 1 Capital:
Consolidated Company	$265,468	9.89%	$107,386	4.00%	N/A	N/A
Bank of Hampton Roads	70,499	12.43%	22,690	4.00%	34,035	6.00%
Shore Bank	24,483	11.42%	8,578	4.00%	12,867	6.00%
Gateway Bank[1]	169,321	8.79%	77,076	4.00%	115,614	6.00%
Total Risk-Based Capital:
Consolidated Company	299,235	11.15%	214,772	8.00%	N/A	N/A
Bank of Hampton Roads	76,931	13.56%	45,380	8.00%	56,725	10.00%
Shore Bank	27,164	12.67%	17,156	8.00%	21,445	10.00%
Gateway Bank[1]	193,629	10.05%	154,152	8.00%	192,690	10.00%
Leverage Ratio:
Consolidated Company	265,468	32.06%	33,120	4.00%	N/A	N/A
Bank of Hampton Roads	70,499	11.77%	23,953	4.00%	29,942	5.00%
Shore Bank	24,483	8.44%	11,607	4.00%	14,508	5.00%
Gateway Bank[1]	169,321	8.04%	84,281	4.00%	105,351	5.00%
[1] Gateway Bank was merged into BOHR in May 2009.

The regulatory risk-based capital guidelines to which we are subject measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses.

Because our total risk-based capital ratio was below 10% as of December 31, 2009, we are considered to be only “adequately capitalized” under the regulatory framework for prompt corrective action. Similarly, BOHR is considered to be “adequately capitalized” under applicable regulations. Section 29 of the Federal Deposit Insurance Act limits the use of brokered deposits by institutions that are less than “well-capitalized” and allows the FDIC to place restrictions on interest rates that institutions may pay. As of December 31, 2009, Shore Bank was “well-capitalized.”

On May 29, 2009, the FDIC approved a final rule to implement new interest rate restrictions on institutions that are not “well-capitalized.” The rule, which became effective on January 1, 2010, limits the interest rate paid by such institutions to 75 basis points above a national rate, as derived from the interest rate average of all institutions. On

December 4, 2009, the FDIC issued a Financial Institution Letter, FIL-69-2009, which requires institutions that are not well-capitalized to request a determination from the FDIC whether they are operating in an area where rates paid on deposits are higher than the national rate. The Financial Institution Letter allows the institutions that submit determination requests by December 31, 2009 to follow the national rate for local customers by March 1, 2010, if determined not to be operating in a high rate area. Regardless of the determination, institutions must use the national rate caps to determine conformance for all deposits outside the market area beginning January 1, 2010.

Although there can be no assurance that we will be successful, the Board and management will make their utmost efforts to raise sufficient capital to regain “well-capitalized” status at all levels, and we are continuing to explore options for raising additional capital.

(22)	Fair Value of Assets and Liabilities

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also permits the measurement of transactions between market participants at the measurement date and the measurement of selected eligible financial instruments at fair value at specified election dates.

The Company groups our financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The majority of instruments fall into the Level 1 or 2 fair value hierarchy. Valuation methodologies for the fair value hierarchy are as follows:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC 820 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. ASC 820 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair value for its financial instruments, as defined by ASC 820:

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

(c)	Loans Held For Sale

The carrying value of loans held for sale is a reasonable estimate of fair value since the loans are expected to be sold within a short period.

(d)	Loans

The fair value of loans is estimated by discounting the future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

(e)	Interest Receivable and Interest Payable

The carrying amount approximates fair value.

(f)	Bank Owned Life Insurance

The carrying amount approximates fair value.

(g)	Deposits

The fair values disclosed for demand deposits (for example, interest and noninterest demand and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (this is, their carrying values). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

(h)	Borrowings

The fair value of borrowings is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities and collateral requirements. These include other borrowings, overnight funds purchased, and FHLB borrowings.

(i)	Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2009 and 2008, and as such, the related fair values have not been estimated.

The estimated fair value (in thousands) of the Company’s financial instruments required to be disclosed under ASC 825, Financial Instruments, at December 31, 2009 and 2008 were as follows.

	2009		2008
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and due from banks	$16,995	$16,995	$42,827	$42,827
Overnight funds sold and due from FRB	139,228	139,228	510	510
Interest-bearing deposits in other banks	43,821	43,821	4,975	4,975
Investment securities available-for-sale	161,062	161,062	149,637	149,637
Loans held for sale	12,615	12,615	5,064	5,064
Loans, net	2,293,995	2,364,702	2,548,308	2,550,018
Interest receivable	8,788	8,788	12,272	12,272
Bank owned life insurance	48,354	48,354	46,603	46,603

Liabilities:
Deposits	2,495,040	2,486,449	2,296,146	2,299,179
FHLB borrowings	228,215	233,356	279,065	282,005
Other borrowings	49,254	50,316	77,223	77,223
Overnight funds purchased	—	—	73,300	73,300
Interest payable	3,572	3,572	5,814	5,814

Recurring Basis

The Company measures or monitors certain of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for those assets and liabilities that were elected as well as for certain assets and liabilities in which fair value is the primary basis of accounting. The following table reflects the fair value (in thousands) of assets and liabilities measured and recognized at fair value on a recurring basis in the consolidated balance sheet.

	December 31, 2009
	Assets /Liabilities Measured at Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Investment securities available-for-sale	$161,062	$1,357	$158,477	$1,228
Derivative loan commitments	201	—	—	201
Loans held for sale	12,615	—	12,615	—

	December 31, 2008
	Assets /Liabilities Measured at Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Investment securities available-for-sale	$149,637	$6,080	$142,387	$1,170
Derivative loan commitments	173	—	—	173
Loans held for sale	5,064	—	5,064	—

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 measurements only)
	Investment Securities Available-for-Sale	Derivative Loan Commitments
Balance at December 31, 2008	$1,170	$173
Unrealized losses included in:
Earnings	(304)	—
Other comprehensive loss	(190)	—
Purchases, issuances, and settlements, net	—	28
Transfers in and/or out of Level 3, net	552	—

Balance at December 31, 2009	$1,228	$201

The following describe the valuation techniques used to measure fair value for our assets and liabilities classified as recurring.

Investment Securities Available-for-Sale. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products, and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Derivative Loan Commitments. The Company enters into commitments to originate mortgage loans whereby the interest rate is fixed prior to funding. These commitments, in which the Company intends to sell in the secondary market, are considered freestanding derivatives. These are carried at fair value and are included in other assets at December 31, 2009 and 2008.

Loans held for sale. The Company sells loans to outside investors. Fair value of mortgage loans held for sale is estimated based on the commitments into which individual loans will be delivered. As of December 31, 2009, mortgage loans held for sale had a net carrying value of approximately $12.6 million which approximated its fair value. On December 31, 2008, mortgage loans held for sale had a net carrying value of approximately $5.1 million which approximated its fair value.

Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment.) The adjustments are based on appraisals of underlying collateral or other observable market prices when current appraisals or observable market prices are available. Where we do not have a current appraisal, an existing appraisal or other valuation would be utilized after discounting it to reflect current market conditions, and, as such, may include significant management assumptions and input with respect of the determination of fair value.

To assist in the discounting process, a valuation matrix was developed to provide valuation guidance for collateral dependent loans and foreclosed real estate where it was deemed that an existing appraisal was outdated as to current market conditions. The matrix is situated on both a temporal and collateral type axis in an attempt to compensate for value fluctuations within the respective asset classes situated in the captured time period. The matrix applies discounts to external appraisals depending on the type of real estate and age of the appraisal. The discounts are generally specific point estimates; however in some cases, the matrix allows for a small range of values. To address the changing economic conditions prevalent during 2009, the discounts were based in part upon externally derived data including but not limited to Case-Shiller composite indices, Moody’s REAL

Commercial Property Prices Indices, and information from Zillow.com. The discounts were also based upon management’s knowledge of market conditions and prices of sales of foreclosed real estate. In addition, matrix value adjustments may be made by our independent appraisal group to reflect property value trends within specific markets as well as actual sales data from market transactions and/or foreclosed real estate sales. In the case where an appraisal is greater than two years old for collateral dependent impaired loans and foreclosed real estate, it is the Company’s policy to classify these as Level 3 within the fair value hierarchy. The following table presents the carrying amount (in thousands) for impaired loans and adjustments made to fair value during the respective reporting periods.

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2009 Using
		Level 1	Level 2	Level 3	Total Losses
Impaired loans	$240,044	$—	$149,346	$90,698	$—

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2008 Using
		Level 1	Level 2	Level 3	Total Losses
Impaired loans	$1,616	$—	$1,616	$—	$—

Our nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis relate to foreclosed real estate and repossessed assets and goodwill. The amounts below represent the carrying values (in thousands) for our foreclosed real estate and repossessed assets and goodwill and impairment adjustments made to fair value during the respective reporting periods.

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2009 Using
		Level 1	Level 2	Level 3	Total Losses
Foreclosed real estate and repossessed assets	$8,867	$—	$8,867	$—	$1,043
Goodwill	—	—	—	—	84,837

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2008 Using
		Level 1	Level 2	Level 3	Total Losses
Foreclosed real estate and repossessed assets	$5,092	$—	$5,092	$—	$—
Goodwill	82,671			82,671	—

The following describe the valuation techniques used to measure fair value for our nonfinancial assets and liabilities classified as nonrecurring.

Foreclosed Real Estate and Repossessed Assets. The adjustments to foreclosed real estate and repossessed assets are based primarily on appraisals of the real estate or other observable market prices. Our policy is that fair values for these assets are based on current appraisals. In most cases, we maintain current appraisals for these items. Where we do not have a current appraisal, an existing appraisal would be utilized after discounting it to reflect current market conditions, and, as such, may include significant management assumptions and input with respect to the determination of fair value. As described above, we utilize a valuation matrix to assist in this process.

Goodwill. The adjustments to goodwill are made in accordance with FASB ASC 320-20-35 and FASB ASC 320-20-35-30 in which the prescribed two-step impairment testing was performed on goodwill arising from mergers with SFC and GFH.

(23)	Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the states of Virginia, Maryland, and North Carolina. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2006. The current and deferred components of income tax expense (in thousands) for the years ended December 31, 2009, 2008, and 2007 were as follows.

	2009	2008	2007
Current	$(9,043)	$4,496	$4,158
Deferred	(23,032)	(836)	(568)

Income tax expense (benefit)	$(32,075)	$3,660	$3,590

The provisions for income taxes for the years ended December 31, 2009, 2008, and 2007 differ from the amount computed by applying the statutory federal income tax rate to income before taxes due to the following (in thousands).

	2009	2008	2007
Federal income tax expense (benefit), at statutory rate	$(62,140)	$3,709	$3,555
Decrease resulting from:
State income tax, net of federal benefit	(1,217)	—	—
Valuation allowance of deferred tax assets	1,032	—	—
Rate change	517	—	—
Dividends and tax-exempt interest	(198)	(77)	—
Goodwill impairment	29,693	—	—
Officers’ life insurance	(505)	(24)	11
Other	743	52	24

Income tax expense (benefit)	$(32,075)	$3,660	$3,590

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities (in thousands) as of December 31, 2009 and 2008 were as follows.

	2009	2008
Deferred tax assets:
Allowance for loan losses	$52,510	$22,804
Federal net operating loss carryforward	10,325	—
State net operating loss carryforward	769
AMT carryforward	502	—
Impairment of securities and other assets	1,210	14,567
Unrealized loss on securities available-for-sale	397	—
Nonaccrual loan interest	4,658	183
Accrued expenses	1,314	501
Nonqualified deferred compensation	3,135	2,925
Other	443	15

Total deferred tax assets before valuation allowance	75,263	40,995

Valuation allowance	(1,032)	—

Total deferred tax assets	74,231	40,995

Deferred tax liabilities:
Prepaid expenses	881	328
Deferred loan costs	1,019	1,027
Fair value adjustment to net assets acquired in business combinations	13,148	4,257
Unrealized gain on securities available-for-sale	—	335
Depreciation	2,654	2,087
Other	149	345

Total deferred tax liabilities	17,851	8,379

Net deferred tax assets	$56,380	$32,616

At December 31, 2009, the Company had net operating loss carryforwards for federal income tax purposes of $29.5 million, which are available to offset future federal taxable income, if any, through 2029. In addition, the Company has alternative minimum tax credit carryforwards of approximately $502 thousand, which are available to reduce federal regular income taxes, if any, over an indefinite period. Since we expect to become a regular tax payer after our net operating losses are fully utilized, we expect to be able to utilize this AMT carryforward.

A valuation allowance was established in 2009 related to capital losses realized. Since capital losses are only deductible for income tax purposes to the extent the Company has capital gains, a valuation allowance of $1.0 million has been established against the $2.8 million in capital loss carryforwards.

In addition to a net operating loss carryforward, our net deferred tax asset consisted primarily of two asset components offset by one liability component: (1) At December 31, 2009, the timing differences related to the allowance for loan losses was $142.2 million, resulting in a deferred tax asset of approximately $52.5 million. (2) Interest income related to non-performing loans (referred to as “lost interest”) is recognized as taxable income for tax purposes, but is not recorded as income for book purposes. Lost interest was approximately $12.6 million at December 31, 2009, resulting in a deferred tax asset of approximately $4.6 million. (3) The aggregate deferred tax effect of all purchase accounting entries related to the acquisitions of GFH and Shore resulted in a net deferred tax liability of approximately $13.1 million at December 31, 2009.

In assessing the realizability of the deferred tax asset and in accordance with ASC 740-10-30-17, management considered both positive and negative evidence when determining whether it was more likely than not that some portion or all of the gross deferred tax asset would not be realized. We considered all available evidence and reviewed relevant sources of taxable income within the carryforward and carryback periods. Those sources included: (1) future reversals of existing taxable temporary differences (ASC 740-10-30-18(a)); (2) future taxable income, exclusive of reserving temporary differences and carryforwards (ASC 740-10-30-18(b)); and (3) taxable income in prior carryback year(s) if carryback is permitted under the tax laws (ASC 740-10-30-18(c)). Under applicable accounting rules and guidance, we determined that the tax benefit would more likely than not be realized, and consequently, that a further valuation allowance was not necessary.

Approximately 50% of our 2009 pre-tax operating loss is attributable to non-recurring items such as the write-off of goodwill associated with the SFC and GFH transactions, as well as other identified non-recurring expenses. The majority of the loss creating the deferred tax asset associated with net operating loss carryforwards is characterized as ordinary. In considering the positive and negative factors affecting the likelihood of being able to utilize the deferred tax asset, we have, as noted above, placed reliance on past and future taxable income. In order to utilize our entire net deferred tax asset of $56.4 million, the Company would need to generate approximately $150 to $160 million of future taxable income over the 20 year carryforward period. This translates to approximately $8.0 million per year. The Company earned between $5.5 million and $7.2 million each year in the previous four years. In addition, we note that a portion of the deferred tax asset will be recovered as problem assets are recognized as losses, which will be deductible for income tax purposes. We also took into account expanded time available as certain tax assets such as the allowance for loan losses transfers to a net operating loss carryforward. Further, we have considered limited prudent and feasible tax-planning strategies, such as, sale-leaseback of certain branches/buildings and divestiture of separately chartered banking subsidiary, that are available to accelerate taxable income. Negative factors we have considered include a projected loss in 2010 (which, on a quarterly basis, reduces over the year) and potential negative consequences related to regulatory capital and liquidity issues.

In summary, we believe the positive evidence of (i) only one year of a loss, which includes a large amount of non-recurring type expenses and write-offs, (ii) ordinary income treatment for substantially all the deferred tax assets, (iii) a long carryforward period (20 years), (iv) taxes paid available for carryback, and (v) the reversal of existing deferred tax liabilities offset the negative evidence of (i) additional operating losses in 2010 and (ii) regulatory capital and liquidity issues that may have reputational consequences. Accordingly, except for the $1.0 million valuation allowance associated with capital loss carryforwards, we believe it is more likely than not we will realize our recognized gross deferred tax assets and a valuation allowance will not be required.

ASC 740 provides a comprehensive model for how the Company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return. The Company recognizes interest and penalties related to unrecognized tax benefits as part of the tax provision. The Company recognized minimal amounts in penalties and fees for the years ended December 31, 2009 and 2008. The Company has no uncertain tax positions at December 31, 2009.

(24)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2009 and 2008, and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2009, of Hampton Roads Bankshares, Inc., parent company only, are presented below (in thousands).

Condensed Balance Sheets

	2009	2008
Assets:
Cash on deposit with subsidiaries	$4,414	$55,605
Equity securities available-for-sale	1,871	5,104
Investment in subsidiaries	234,124	372,703
Deferred tax assets, net	—	529
Other assets	5,678	3,677

Total assets	$246,087	$437,618

Liabilities:
Borrowings	$51,747	$78,646
Deferred tax liability	9,910	—
Other liabilities	3,434	14,163

Total liabilities	65,091	92,809

Shareholders’ equity:
Preferred stock	134,970	133,542
Common stock	13,846	13,611
Capital surplus	165,391	171,284
Retained earnings (deficit)	(132,466)	26,482
Accumulated other comprehensive loss	(745)	(110)

Total shareholders’ equity	180,996	344,809

Total liabilities and shareholders’ equity	$246,087	$437,618

Condensed Statements of Operations

	2009	2008	2007
Income:
Dividends from subsidiaries	$1,750	$7,429	$4,420
Interest income	186	668	—
Other-than-temporary impairment of securities	(2,469)	—	—
Other income	71	58	—

Total income (loss)	(462)	8,155	4,420

Expenses:
Interest expense	4,151	891	—
Other expense	1,606	637	280

Total expense	5,757	1,528	280

Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	(6,219)	6,627	4,140
Income tax expense	2,697	275	96
Equity in undistributed earnings (loss) of subsidiaries	(141,945)	273	2,575

Net income (loss)	(145,467)	7,175	6,811

Preferred stock dividends and accretion of discount	8,689	—	—

Net income (loss) available to common shareholders	$(154,156)	$7,175	$6,811

Condensed Statements of Cash Flows

	2009	2008	2007
Operating Activities:
Net income (loss)	$(145,467)	$7,175	$6,811
Adjustments:
Equity in undistributed (earnings) loss of subsidiaries	141,945	(273)	(2,575)
Amortization of intangibles	2,529	—	—
Stock-based compensation expense	630	149	337
Board fees	164	110	24
Other-than-temporary impairment	2,469	427	—
Change in other assets	(3,704)	33	648
Change in other liabilities	(12,236)	3,240	(1)

Net cash provided by (used in) operating activities	(13,670)	10,861	5,244

Investing Activities:
Purchase of equity securities available-for-sale	—	(1,006)	—
Proceeds from sales of equity securities	976	—	—
Net decrease (increase) in loans	429	(429)	—
Investment in subsidiaries	—	(36,000)	(788)
Investment in affiliates	—	—	210

Net cash provided by (used in) investing activities	1,405	(37,435)	(578)

Financing Activities:
Net increase (decrease) in borrowings	(28,000)	20,529	—
Issuance of shares in private placement	306	—	—
Common stock repurchased	(544)	(1,446)	(2,877)
Common dividends paid, net	(4,261)	(2,936)	(2,166)
Preferred dividends paid and amortization of preferred stock discount	(7,182)	—	—
Cash exchanged in mergers	—	(16,076)	—
Issuance of Series C preferred stock and warrant	—	80,347	—
Excess tax benefit realized from stock options exercised	142	20	118
Proceeds from exercise of stock options	613	572	476
Issuance of shares to 401(k) plan	—	—	137
Issuance of shares to executive savings plan	—	121	146

Net cash provided by (used in) financing activities	(38,926)	81,131	(4,166)

Increase (decrease) in cash and cash equivalents	(51,191)	54,557	500

Cash and cash equivalents at beginning of year	55,605	1,048	548

Cash and cash equivalents at end of year	$4,414	$55,605	$1,048

(25)	Related Party Transactions

The Company had a 19% interest in Tidewater Home Funding, LLC (“THF”), which was sold in 2009. The Company accounted for this investment under the equity method. BOHR had a warehouse credit facility for THF for up to $10,000,000. As of December 31, 2008, THF had drawn $3.6 million on this warehouse line of credit, at a variable rate of 7.25%.

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectability or present other unfavorable features. At December 31, 2009 and 2008, loans to executive officers, directors, and their associates amounted to $90.9 million and $88.3 million, respectively. During 2009, additional loans and repayments of loans by executive officers, directors, and their associates were $65.1 million and $62.5 million, respectively. As of December 31, 2009, $7.5 million of loans made to insiders for the purpose of acquiring the Company’s stock was deducted from the Company’s loans and shareholders’ equity.

Deposits are taken from the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these deposits are taken on substantially the same terms, including interest rates, as those prevailing at the time for comparable deposits from other persons. At December 31, 2009 and 2008, deposits from executive officers, directors, and their associates amounted to $38.8 million and $16.0 million, respectively.

The Company leases one of its Nags Head and one of its Kitty Hawk branches from a director and his wife for monthly payments of $8,000 and $17,096, respectively. The term of the Nags Head lease was recently renewed for five years commencing August 2009. Kitty Hawk is a land lease which commenced in April 2006 for a term of twenty years, with three five-year renewals.

One of the Company’s directors is the managing member of two limited liability companies that serve as the managers for the legal entities which own and manage the Dominion Tower at 999 Waterside Drive, Norfolk, Virginia 23510. The Company leases the second floor and a portion of the nineteenth floor of the Dominion Tower for its executive offices and a portion of the first floor as a financial center. The lease expires in September 2016, with one renewal option for a period of seven years. Rent payments made in 2009, 2008, and 2007 totaled $724 thousand, $625 thousand, and $583 thousand, respectively.

The Company leases from a director the land on which one of its Eastern Shore branches is located for monthly payments of $2,006. The terms of this lease were recently renewed for five years commencing June 2009 with one additional five-year renewal.

BOHR and Shore had loans outstanding to the Company with balances of $21.5 million and $2.0 million, respectively, as of December 31, 2009. The loan from BOHR was inadequately secured in violation of Regulation W promulgated to the Federal Reserve.

(26)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data (in thousands) for the years ended December 31, 2009 and 2008 is as follows.

	2009
	Fourth	Third	Second	First
Interest income	$34,798	$37,388	$37,728	$39,531
Interest expense	8,097	10,911	11,829	13,457

Net interest income	26,701	26,477	25,899	26,074

Provision for loan losses	65,666	33,662	33,706	1,189
Noninterest income	2,998	7,232	5,655	6,440
Noninterest expense	78,911	21,706	50,330	19,848

Income (loss) before provision for income taxes	(114,878)	(21,659)	(52,482)	11,477
Provision for income taxes (benefit)	(18,650)	(8,282)	(9,253)	4,110

Net income (loss)	(96,228)	(13,377)	(43,229)	7,367
Preferred stock dividend and accretion of discount	1,370	1,360	2,995	2,964

Net income (loss) available to common shareholders	$(97,598)	$(14,737)	$(46,224)	$4,403

Basic earnings (loss) per share	$(4.45)	$(0.68)	$(2.13)	$0.20

Diluted earnings (loss) per share	$(4.45)	$(0.68)	$(2.13)	$0.20

	2008
	Fourth	Third	Second	First
Interest income	$13,610	$12,370	$9,793	$9,404
Interest expense	5,039	4,848	4,012	4,018

Net interest income	8,571	7,522	5,781	5,386

Provision for loan losses	594	280	274	270
Noninterest income	1,264	1,801	1,694	1,221
Noninterest expense	5,671	6,541	4,659	4,116

Income before provision for income taxes	3,570	2,502	2,542	2,221
Provision for income taxes	1,225	806	869	760

Net income	$2,345	$1,696	$1,673	$1,461

Basic earnings per share	$0.18	$0.13	$0.15	$0.14

Diluted earnings per share	$0.18	$0.13	$0.15	$0.14

(27)	Subsequent Events

Deferral of Trust Preferred Dividends. In January 2010, the Company exercised its right to defer all quarterly distributions on the trust preferred securities it assumed in connection with its merger with GFH, which are identified immediately below (collectively, the “Trust Preferred Securities”).

	Amount (in thousands)	Interest Rate	Redeemable on or After	Mandatory Redemption
Gateway Capital Statutory Trust I	8,000	LIBOR + 3.10%	September 17, 2008	September 17, 2033
Gateway Capital Statutory Trust II	7,000	LIBOR + 2.65%	July 17, 2009	June 17, 2034
Gateway Capital Statutory Trust III	15,000	LIBOR + 1.50%	May 30, 2011	May 30, 2036
Gateway Capital Statutory Trust IV	25,000	LIBOR + 1.55%	July 30, 2012	July 30, 2037

On April 9, 2010, the Company exercised its right to continue the deferral of such quarterly distributions. Interest payable under the Trust Preferred Securities continues to accrue during the deferral period and interest on the deferred interest also accrues, both of which must be paid at the end of the deferral period. Prior to the expiration of the deferral period, the Company has the right to further defer interest payments, provided that no deferral period, together with all prior deferrals, exceeds 20 consecutive quarters and that no event of default (as defined by the terms of the applicable Trust Preferred Securities) has occurred and is continuing at the time of the deferral. The Company was not in default with respect to the terms of the Trust Preferred Securities at the time the quarterly payments were deferred and such deferrals did not cause an event of default under the terms of the Trust Preferred Securities.

On April 1, 2010, the Company received a non-compliance notice from the NASDAQ Stock Market stating that because the Company did not timely file its Annual Report on Form 10-K for the period ended December 31, 2009, it is no longer in compliance with the rules for continued listing, including Rule 5250(c)(l). NASDAQ Marketplace Rule 5250(c)(l) requires the Company to file with NASDAQ, on a timely basis, all reports and other documents required to be filed with the Securities and Exchange Commission. The Company believes that it will regain compliance with NASDAQ’s listing rules upon the filing of this Form 10-K and will seek confirmation from NASDAQ accordingly.