Form 10-K/A, Exhibit 13
period 2009-12-31
HAMPTON ROADS BANKSHARES INC
filed 2010-08-13
CIK 1143155

Exhibit 13.1

2009 Annual Report

Selected Financial Data

The financial information presented below has been derived from our audited consolidated financial statements. This information is only a summary and should be read together with our consolidated historical financial statements and management’s discussion and analysis appearing elsewhere in this annual report.

(dollars in thousands except share and per share data)	As Restated 2009	2008	2007	2006	2005
Operating Results:
Interest income	$149,445	$45,177	$38,203	$30,021	$24,558
Interest expense	44,294	17,917	14,016	9,123	5,869

Net interest income	105,151	27,260	24,187	20,898	18,689
Provision for loan losses	134,223	1,418	1,232	180	486
Noninterest income	22,325	5,980	3,440	3,398	3,214
Noninterest expense	170,795	20,987	15,994	14,946	13,040
Income taxes	23,908	3,660	3,590	3,134	2,870

Net income (loss)	(201,450)	7,175	6,811	6,036	5,507
Preferred stock dividend and accretion of discount	8,689	—	—	—	—

Net income (loss) available to common shareholders	$(210,139)	$7,175	$6,811	$6,036	$5,507

Per Common Share Data:
Basic earnings (loss)	$(9.63)	$0.60	$0.67	$0.66	$0.68
Diluted earnings (loss)	(9.63)	0.59	0.65	0.65	0.66
Book value	(0.45)	9.70	7.14	6.84	5.96
Tangible book value	(1.03)	5.18	7.14	6.84	5.96
Basic weighted average shares outstanding	21,816,407	11,960,604	10,228,638	9,092,980	8,137,244
Diluted weighted average shares outstanding	21,816,407	12,074,725	10,431,554	9,275,788	8,407,821
Shares outstanding at year end	22,154,320	21,777,937	10,314,899	10,251,336	8,242,822

Year-End Balances:
Assets	$2,919,576	$3,085,711	$563,828	$476,299	$409,517
Loans	2,426,692	2,599,526	477,149	375,044	285,330
Investment securities	190,841	177,432	47,081	59,545	73,826
Deposits	2,495,040	2,296,146	431,457	363,261	327,447
Borrowings	277,469	429,588	53,000	38,000	30,500
Shareholders’ equity	125,013	344,809	73,660	70,163	49,131

Average Balances:
Assets	$3,072,474	$759,264	$519,175	$432,716	$382,821
Loans	2,561,685	646,211	428,874	325,506	287,979
Investment securities	162,298	41,711	53,946	67,130	52,706
Deposits	2,325,606	562,390	389,055	333,242	302,167
Borrowings	397,616	94,101	51,336	36,968	30,944
Shareholders’ equity	316,381	94,030	71,545	57,640	44,855

Ratios:
Return on average assets	(6.84)%	0.95%	1.31%	1.39%	1.44%
Return on average common equity	(115.38)	7.63	9.52	10.47	12.28
Average equity to average assets	10.30	12.38	13.78	13.32	11.72
Allowance for loan losses to year end loans	5.47	1.97	1.06	1.04	1.26
Net interest margin	3.95	3.89	4.95	5.20	5.26
Dividend payout ratio	NM	73.33	64.18	75.76	52.94
Efficiency ratio	138.63	64.02	57.89	61.52	59.54

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

Executive Overview

In 2009, economic conditions in the markets in which our borrowers operate continued to deteriorate and the levels of loan delinquency and defaults that we experienced were substantially higher than historical levels. The Company reported a significant net loss for fiscal 2009, primarily a result of a significant adjustment to our provision for loan losses, the complete write-down of our goodwill asset related to our acquisitions of SFC and GFH, the establishment of a valuation allowance against our net deferred tax asset, and a loss on investments due to other-than-temporary impairment charges on available-for-sale securities. In light of the current economic environment, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant credit costs in 2010, which would continue to adversely impact our financial condition and results of operations.

As of December 31, 2009, the Company and BOHR were “undercapitalized” and Shore Bank was “well-capitalized.” As a result, the Company is in the process of attempting to raise the additional capital necessary to become “well-capitalized” at all levels.

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

•

Assets were $2.9 billion. They decreased by $166.1 million or 5% from December 31, 2008. The decrease in assets was primarily associated with a $172.8 million decrease in loans, an $81.5 million increase in our allowance for loan losses, and a $85.5 million decrease in goodwill and other intangible assets, offset by an increase of $138.7 million in overnight funds sold and due from Federal Reserve Bank (“FRB”).

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

•

Net loss available to common shareholders for 2009 was $210.1 million or $9.63 per common diluted share as compared with net income available to common shareholders of $7.2 million or $0.59 per common diluted share for comparative 2008. The primary reasons for the loss in 2009 were an increase in the allowance for loan losses of $81.5 million due to additional reserves necessary for resolving problem credits as loan quality has deteriorated due to the slow economy, declining real estate values in some markets, and goodwill impairment charges of $84.8 million in 2009 related to the SFC and GFH acquisitions.

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

•

Our effective tax rate decreased to 13.47% in 2009 compared to 33.78% for comparative 2008. The change in our effective tax rate for 2009 was primarily due to the fact that the $84.8 million impairment of goodwill charge is not deductible for income tax purposes, negatively impacting our income tax expense. Also during 2009, we recorded a valuation allowance of $57.0 million on our net deferred tax assets.

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

Partially as a result of the economy and partially due to our credit practices and administration, we experienced a significant deterioration in credit quality in 2009. Problem loans and non-performing assets rose throughout the year and led us to significantly increase the allowance for loan losses. To bolster our allowance, we increased the provision for loan losses to $134.2 million from $1.4 million in 2008. The increased expense contributed to a net loss available to common shareholders of $210.1 million in 2009. In light of continued economic weakness, problem credits may continue to rise and significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant credit costs in 2010, which would continue to adversely impact our financial condition, our results of operations, and the value of our common stock.

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

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in the future years, and, as such, material changes would impact our financial condition and results of operations. As of December 31, 2009, we have recorded a valuation allowance of $57.0 million on our net deferred tax assets.

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

Analysis of Results of Operations

During 2009, we incurred a net loss available to common shareholders of $210.1 million, compared with net income available to common shareholders of $7.2 million for 2008. The net loss in 2009 was largely attributable to $84.8 million in goodwill impairment charges related to the SFC and GFH acquisitions, the establishment of a valuation allowance of $57.0 million for net deferred tax assets, and $134.2 million in provision for loan losses expense, which was necessary to increase reserves for potential loan losses due to the slow economy and declining real estate values. Diluted loss per common share was $9.63 for 2009, a decrease of $10.22 over the diluted earnings per common share of $0.59 for 2008.

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

Provision for Income Taxes

Income tax expense for 2009 was $23.9 million compared to $3.7 million and $3.6 million for 2008 and 2007, respectively. Our effective tax rate for the years ended December 31, 2009, 2008, and 2007 was 13.47%, 33.78%, and 34.52%, respectively. The income tax expense for 2009 was much higher than expected largely because the $84.8 million goodwill impairment charge recorded in 2009 is not deductable for income tax purposes. Also affecting the provision for income taxes and the effective tax rate in 2009 was the establishment of a valuation reserve in the amount of $57.0 million for the net deferred tax asset balance. Additional information regarding the valuation allowance can be found in Note 23 - Income Taxes in the Notes to Consolidated Financial Statements. The 2008 effective tax rates are more representative of future expected tax rates.

Analysis of Financial Condition

Total assets at December 31, 2009 were $2.9 billion, a decrease of $166.1 million or 5% over December 31, 2008 total assets. This decrease was primarily associated with a $172.8 million decrease in loans, an $81.5 million increase in our allowance for loan losses, and an $85.5 million decrease in goodwill and other intangible assets (the majority of which was $84.8 million in goodwill impairment charges related to the SFC and GFH acquisitions). These decreases were partially offset by a $138.7 million increase in overnight funds sold and due from FRB.

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

The ASC 450 (pooled) component of the allowance declined beginning in the second quarter of 2009. General allocations decreased by $13.7 million to $34.1 million at December 31, 2009 from $47.8 million at December 31, 2008. The general component of the allowance is based on several factors, including historical loan loss experience as well as economic and other qualitative considerations. Historical loss rates are based on a three-year weighted average with recent period loss rates weighted more heavily. We then apply an adjustment to each loss rate based on assessments of loss trends, collateral values, and economic and business influences impacting expected losses. This decrease in the pooled component of our allowance for loan losses is related to several factors. Loan demand weakened during 2009, as evidenced by the decline in total loans. Additionally, as loans migrated into impaired loan status, the amount of loans accounted for under ASC 450 declined. Furthermore, as we continued to analyze the GFH portfolio and experience migration of loans from ASC 450 to ASC 310-40, management no longer considered necessary the additional qualitative factor it established as of December 31, 2008. The general component increased in the fourth quarter of 2009, due largely to higher levels of charge-offs experienced in the second half of the year.

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

Capital Resources and Liquidity

Capital Resources. Total shareholders’ equity decreased $219.8 million or 64% to $125.0 million at December 31, 2009. This decrease in shareholders’ equity was primarily a result of the $201.5 million net loss for the period ended December 31, 2009 and common and preferred dividends (including amortization of preferred stock discount) of approximately $13.5 million.

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

We took additional actions during the fourth quarter that were intended to preserve capital. On October 30, 2009, we announced suspension of dividend payments on our Series A and B Preferred Stock. On November 17, 2009, we notified the U.S. Department of the Treasury (“Treasury”) of our intent to defer the payment of our quarterly cash dividend on our Fixed Rate Cumulative Perpetual Preferred Stock Series C issued to the Treasury in connection with our participation in the TARP CPP. As of December 31, 2009, we had deferred one payment of $1.0 million. On December 10, 2009, at a special meeting of the shareholders, the number of authorized common shares was increased to 100 million from 70 million.

We are subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses. As of December 31, 2009, our consolidated regulatory capital ratios are Tier 1 Leverage Ratio of 4.62%, Tier 1 Risk-Based Capital Ratio of 6.03%, and Total Risk-Based Capital of 7.34%.

As of December 31, 2009, we are considered to be “undercapitalized” under the applicable regulations. BOHR is also considered to be “undercapitalized” under the regulatory framework for prompt corrective action and Shore is considered to be “well capitalized.” Although there can be no assurance that we will be successful, the Board and management will make their utmost efforts to raise sufficient capital to regain “well-capitalized” status at all levels, and we are continuing to explore options for raising additional capital.

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

The Company’s independent registered public accounting firm has included a going concern emphasis paragraph in their report on the December 31, 2009 restated consolidated financial statements due to the Company’s 2009 financial results, the substantial uncertainty throughout the U.S. banking industry, the Written Agreement the Company and BOHR have entered into and BOHR’s “undercapitalized” status. See Note 3 to the consolidated financial statements. Nevertheless, the Company contemplates that it will close on a capital raise of at least $275 million in the third quarter of 2010 (the “Capital Raise”). The Capital Raise is expected to return the Company and BOHR to significantly above “well-capitalized” status. However, there can be no assurances that we will be able to close on the Capital Raise or that the Company or BOHR will return to well capitalized status in 2010.

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

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the risk factors summarized below and the more detailed discussions in the “Risk Factors” and “Business” sections in the 2009 Form 10-K. Our risks include, without limitation, the following:

•	We incurred significant losses in 2009 and may continue to do so in the future, and we can make no assurances as to when we will be profitable;

•	The uncertainty regarding our ability to continue as a going concern may affect our business relationships;

•	We need to raise additional capital that may not be available to us;

•	We may not be able to successfully resolve our regulatory capital, which may adversely affect our results of operations and financial condition;

•	BOHR is restricted from accepting brokered deposits and offering interest rates on deposits that are substantially higher than the prevailing rates in our market;

•	We expect to enter into a written agreement with the Federal Reserve, which will require us to designate a significant amount of resources to complying with the agreement;

•	We may become subject to additional regulatory restrictions in the event that our regulatory capital levels continue to decline;

•	Our estimate for losses in our loan portfolio may be inadequate, which would cause our results of operations and financial condition to be adversely affected;

•	We have had and may continue to have large numbers of problem loans and difficulties with our loan administration, which could increase our losses related to loans;

•	Our lack of eligibility to continue to use a short form registration statement on Form S-3 may affect our short-term ability to access the capital markets;

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

•	Inadequate controls over the accounting for income taxes. The Company lacked sufficient personnel with adequate technical skills related to accounting for income taxes.

•	In connection with the inadequate controls over accounting for income taxes, the Company has restated the 2009 financial statements to correct an error involving a reserve against deferred tax assets.

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

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated April 22, 2010, except for Notes 2 and 3, as to which the date is August 13, 2010, on those financial statements.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 of Hampton Roads Bankshares, Inc. and subsidiaries and our report dated April 22, 2010, except for Notes 2 and 3, as to which the date is August 13, 2010, expressed an unqualified opinion.

Winchester, Virginia

April 22, 2010, except for Notes 2 and 3, as to which the date is August 13, 2010

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

As discussed in Note 2 to the consolidated financial statements, the 2009 financial statements have been restated to correct a misstatement.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiary banks to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). The Company has suffered recurring losses from operations and declining levels of capital that raise substantial doubt about the ability to continue as a going concern. The Company is in the process of implementing a capital plan, including receipt of definitive agreements for the purchase of common shares that are contingent on certain shareholder approvals. Management’s plans and the status of the capital raise are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hampton Roads Bankshares, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report dated April 22, 2010, except for Notes 2 and 3, as to which the date is August 13, 2010, expressed an opinion that Hampton Roads Bankshares, Inc. had not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Winchester, Virginia

April 22, 2010, except for Notes 2 and 3, as to which the date is August 13, 2010

Consolidated Balance Sheets

December 31, 2009 and 2008

(in thousands, except share and per share data)	As Restated 2009	2008
Assets:
Cash and due from banks	$16,995	$42,827
Interest-bearing deposits in other banks	43,821	4,975
Overnight funds sold and due from Federal Reserve Bank	139,228	510
Investment securities available-for-sale, at fair value	161,062	149,637
Restricted equity securities, at cost	29,779	27,795

Loans held for sale	12,615	5,064

Loans	2,426,692	2,599,526
Allowance for loan losses	(132,697)	(51,218)

Net loans	2,293,995	2,548,308

Premises and equipment, net	97,512	101,335
Interest receivable	8,788	12,272
Foreclosed real estate and repossessed assets, net of valuation allowance	8,867	5,092
Deferred tax assets, net	397	32,616
Intangible assets, net	12,839	98,367
Bank owned life insurance	48,355	46,603
Other assets	45,323	10,310

Total assets	$2,919,576	$3,085,711

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing demand	$248,682	$240,813
Interest bearing:
Demand	916,865	684,009
Savings	82,860	118,001
Time deposits:
Less than $100	889,788	858,787
$100 or more	356,845	394,536

Total deposits	2,495,040	2,296,146

Federal Home Loan Bank borrowings	228,215	279,065
Other borrowings	49,254	77,223
Overnight funds purchased	—	73,300
Interest payable	3,573	5,814
Other liabilities	18,481	9,354

Total liabilities	2,794,563	2,740,902

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred stock - 1,000,000 shares authorized:
Series A non-convertible, non-cumulative perpetual preferred stock, $1,000 liquidation value, 23,266 shares issued and outstanding on December 31, 2009 and 2008	19,919	18,292
Series B non-convertible, non-cumulative perpetual preferred stock, $1,000 liquidation value, 37,550 shares issued and outstanding on December 31, 2009 and 2008	39,729	40,953
Series C fixed rate, cumulative preferred stock, $1,000 liquidation value, 80,347 shares issued and outstanding on December 31, 2009 and 2008	75,322	74,297
Common stock, $0.625 par value, 100,000,000 shares authorized on December 31, 2009 and 70,000,000 shares authorized on December 31, 2008; 22,154,320 shares issued and outstanding on December 31, 2009 and 21,777,937 on December 31, 2008	13,846	13,611
Capital surplus	165,391	171,284
Retained earnings (deficit)	(188,448)	26,482
Accumulated other comprehensive loss, net of tax	(746)	(110)

Total shareholders’ equity	125,013	344,809

Total liabilities and shareholders’ equity	$2,919,576	$3,085,711

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2009, 2008, and 2007

(in thousands, except share and per share data)	As Restated 2009	2008	2007
Interest Income:
Loans, including fees	$142,969	$43,201	$35,604
Investment securities	6,339	1,677	2,316
Overnight funds sold	99	53	35
Interest bearing deposits in other banks	38	246	248

Total interest income	149,445	45,177	38,203

Interest Expense:
Deposits:
Demand	7,512	1,030	678
Savings	1,110	1,741	2,866
Time deposits:
Less than $100	14,513	6,536	4,061
$100 or more	12,880	4,785	4,052

Interest on deposits	36,015	14,092	11,657
Federal Home Loan Bank borrowings	4,184	3,160	2,274
Other borrowings	3,704	609	—
Overnight funds purchased	391	56	85

Total interest expense	44,294	17,917	14,016

Net interest income	105,151	27,260	24,187
Provision for loan losses	134,223	1,418	1,232

Net interest income (expense) after provision for loan losses	(29,072)	25,842	22,955

Noninterest Income:
Service charges on deposit accounts	8,117	3,379	1,996
Mortgage banking revenue	4,642	—	—
Gain on sale of investment securities available-for-sale	4,274	457	—
Gain (loss) on sale of premises and equipment	(29)	519	11
Extinguishment of debt charge	(1,962)	—	—
Losses on foreclosed real estate	(1,204)	—	—
Other-than-temporary impairment of securities (includes total other-than-temporary impairment losses of $2,659 and $561, net of $190 and $0 recognized in other comprehensive income for the years ended December 31, 2009 and 2008, respectively, before taxes)	(2,469)	(561)	—
Insurance revenue	4,901	—	—
Brokerage revenue	354	—	—
Income from bank owned life insurance	1,658	—	—
Other	4,043	2,186	1,433

Total noninterest income	22,325	5,980	3,440

Noninterest Expense:
Salaries and employee benefits	42,285	11,518	9,954
Occupancy	9,044	2,261	1,668
Data processing	5,368	1,189	612
Impairment of goodwill	84,837	—	—
FDIC insurance	5,661	262	42
Equipment	4,735	663	343
Other	18,865	5,094	3,375

Total noninterest expense	170,795	20,987	15,994

Income (loss) before provision for income taxes	(177,542)	10,835	10,401
Provision for income taxes	23,908	3,660	3,590

Net income (loss)	(201,450)	7,175	6,811
Preferred stock dividend and accretion of discount	8,689	—	—

Net income (loss) available to common shareholders	$(210,139)	$7,175	$6,811

Per Share:
Cash dividends declared	$0.22	$0.44	$0.43

Basic earnings (loss)	$(9.63)	$0.60	$0.67

Diluted earnings (loss)	$(9.63)	$0.59	$0.65

Basic weighted average shares outstanding	21,816,407	11,960,604	10,228,638
Effect of dilutive stock options and non-vested stock	—	114,121	202,916

Diluted weighted average shares outstanding	21,816,407	12,074,725	10,431,554

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2009, 2008, and 2007

							Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

(in thousands, except share data)	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	—	$—	10,251,336	$6,407	$42,106	$22,091	$(441)	$70,163

Comprehensive income:
Net income	—	—	—	—	—	6,811	—	6,811
Change in unrealized loss on securities available-for-sale, net of taxes of $253	—	—	—	—	—	—	491	491

Total comprehensive income								7,302
Shares issued related to:
401(k) plan	—	—	11,020	7	130	—	—	137
Executive savings plan	—	—	11,686	7	138	—	—	145
Regional board fees	—	—	1,893	1	23	—	—	24
Exercise of stock options	—	—	93,599	59	648	—	—	707
Dividend reinvestment	—	—	165,991	104	2,146	—	—	2,250
Stock-based compensation	—	—	11,864	7	330	—	—	337
Common stock repurchased	—	—	(232,490)	(145)	(2,962)	—	—	(3,107)
Tax benefit of stock option exercises	—	—	—	—	118	—	—	118
Common stock cash dividends ($0.43 per share)	—	—	—	—	—	(4,416)	—	(4,416)

Balance at December 31, 2007	—	$—	10,314,899	$6,447	$42,677	$24,486	$50	$73,660

Comprehensive income:
Net income	—	—	—	—	—	7,175	—	7,175
Change in unrealized loss on securities available-for-sale, net of taxes of ($118)	—	—	—	—	—	—	(229)	(229)
Reclassification adjustment for securities gains included in net income, net of taxes of $35	—	—	—	—	—	—	69	69

Total comprehensive income								7,015
Shares issued related to:
Executive savings plan	—	—	11,582	7	114	—	—	121
Regional board fees	—	—	8,510	5	105	—	—	110
Exercise of stock options	—	—	112,964	71	509	—	—	580
Dividend reinvestment	—	—	201,460	126	2,117	—	—	2,243
Stock-based compensation	—	—	32,908	20	129	—	—	149
Acquisition of Shore Financial Corporation	—	—	2,713,425	1,696	29,509	—	—	31,205
Acquisition of Gateway Financial Holdings	—	—	8,513,595	5,321	88,839	—	—	94,160
Series A non-cumulative perpetual preferred stock	23,266	18,292	—	—	—	—	—	18,292
Series B non-cumulative perpetual preferred stock	37,550	40,953	—	—	—	—	—	40,953
Series C fixed rate cumulative preferred stock and warrant	80,347	74,297	—	—	6,050	—	—	80,347
Common stock repurchased	—	—	(131,406)	(82)	(1,372)	—	—	(1,454)
Options acquired in mergers	—	—	—	—	2,587	—	—	2,587
Tax benefit of stock option exercises	—	—	—	—	20	—	—	20
Common stock cash dividends ($0.44 per share)	—	—	—	—	—	(5,179)	—	(5,179)

Balance at December 31, 2008	141,163	$133,542	21,777,937	$13,611	$171,284	$26,482	$(110)	$344,809

Comprehensive income:
Net loss (as restated)	—	—	—	—	—	(201,450)	—	(201,450)
Change in unrealized loss on securities available-for-sale, net of taxes of $207	—	—	—	—	—	—	513	513
Reclassification adjustment for securities gains included in net income, net of taxes of ($657)	—	—	—	—	—	—	(1,149)	(1,149)

Total comprehensive income								(202,086)
Shares issued related to:
Regional board fees	—	—	73,676	46	118	—	—	164
Exercise of stock options	—	—	86,243	54	559	—	—	613
Dividend reinvestment	—	—	68,748	43	488	—	—	531
Stock-based compensation	—	—	80,765	50	580	—	—	630
Private placement shares	—	—	136,771	86	220			306
Common stock repurchased	—	—	(69,820)	(44)	(500)	—	—	(544)
Amortization of fair market value adjustment	—	403	—	—	—	—	—	403
Tax benefit of stock option exercises	—	—	—	—	142	—	—	142
Stock financed	—	—	—	—	(7,500)	—	—	(7,500)
Preferred stock dividend declared and amortization of preferred stock discount	—	1,025	—	—		(8,689)	—	(7,664)
Common stock cash dividends ($0.22 per share)	—	—	—	—	—	(4,791)	—	(4,791)

Balance at December 31, 2009 As Restated	141,163	$134,970	22,154,320	$13,846	$165,391	$(188,448)	$(746)	$125,013

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008, and 2007

(in thousands)	As Restated 2009	2008	2007
Operating Activities:
Net income (loss)	$(201,450)	$7,175	$6,811
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,511	1,407	886
Amortization of intangible assets and fair value adjustments	(8,263)	133	—
Provision for loan losses	134,223	1,418	1,232
Deferred board fees	164	110	24
Proceeds from mortgage loans held for sale	259,783	—	—
Originations of mortgage loans held for sale	(267,334)	—	—
Stock-based compensation expense	630	149	337
Net amortization of premiums and accretion of discounts on investment securities	(2,680)	(62)	7
(Gain) loss on sale of premises and equipment	29	(519)	(11)
Losses on foreclosed real estate and repossesed assets	1,204	—	—
Gain on sale of investment securities available-for-sale	(4,274)	(457)	—
Gain on sale of loans	(51)	—	—
Earnings on bank owned life insurance	(1,658)	—	—
Other-than-temporary impairment of securities	2,469	561	—
Impairment of goodwill	84,837	—	—
Deferred income tax benefit	(24,065)	(836)	(568)
Deferred tax asset valuation allowance	57,015	—	—
Changes in:
Interest receivable	2,435	20	(149)
Other assets	(38,200)	107	(6)
Interest payable	(2,242)	304	163
Other liabilities	3,888	787	672

Net cash provided by operating activities	1,971	10,297	9,398

Investing Activities:
Proceeds from maturities and calls of debt securities available-for-sale	45,799	11,215	15,171
Proceeds from sale of investment securities available-for-sale	84,121	18,457	—
Purchase of debt securities available-for-sale	(137,569)	(2,000)	(1,242)
Purchase of equity securities available-for-sale	—	(1,006)	—
Proceeds from sales of restricted equity securities	9,824	5,024	1,040
Purchase of restricted equity securities	(11,787)	(6,885)	(1,769)
Proceeds from the sale of loans	697	—	—
Net (increase) decrease in loans	100,575	(111,879)	(102,195)
Purchase of premises and equipment	(2,901)	(4,499)	(720)
Proceeds from sale of foreclosed real estate	4,707	—	15
Proceeds from sale of premises and equipment	178	764	37

Net cash provided by (used in) investing activities	93,644	(90,809)	(89,663)

Financing Activities:
Net increase (decrease) in deposits	212,908	(37,499)	68,196
Proceeds from Federal Home Loan Bank borrowings	49,450	226,912	23,000
Repayments of Federal Home Loan Bank borrowings	(94,016)	(218,445)	(8,000)
Net increase (decrease) in overnight funds borrowed	(73,300)	16,000	—
Net increase (decrease) in other borrowings	(28,000)	28,000	—
Cash exchanged in mergers	—	11,614	—
Common stock repurchased	(544)	(1,446)	(2,877)
Issuance of private placement shares	306	—	—
Issuance of shares to 401(k) plan	—	—	137
Issuance of shares to executive savings plan	—	121	146
Issuance of Series C preferred stock and warrant	—	80,347	—
Proceeds from exercise of stock options	613	572	476
Excess tax benefit realized from stock options exercised	142	20	118
Preferred stock dividends paid and amortization of preferred stock discount	(7,182)	—	—
Common stock dividends paid, net of reinvestment	(4,260)	(2,936)	(2,166)

Net cash provided by financing activities	56,117	103,260	79,030

Increase (decrease) in cash and cash equivalents	151,732	22,748	(1,235)
Cash and cash equivalents at beginning of period	48,312	25,564	26,799

Cash and cash equivalents at end of period	$200,044	$48,312	$25,564

	As Restated 2009	2008	2007
Supplemental cash flow information:
Cash paid for interest	$46,536	$17,613	$13,852
Cash paid for income taxes	13,714	4,600	4,085

Supplemental non-cash information:
Dividends reinvested	$531	$2,243	$2,250
Value of shares exchanged in exercise of stock options	—	8	231
Change in unrealized gain (loss) on securities	(957)	(243)	744
Transfer between loans and other real estate owned	9,686	1,372	50
Transfer between premises and equipment and loans	—	—	25
Stock financed	7,500	—	—

Transactions related to acquisitions:
Increase in assets and liabilities:
Loans, net	—	$1,972,398	$—
Securities	—	155,507	—
Other assets	—	267,637	—
Deposits	—	1,902,462	—
Borrowings	—	324,293	—
Other liabilities	—	8,366	—
Issuance of preferred stock	—	59,245	—
Issuance of common stock and stock options	—	127,952	—

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

(2)	Restatement of Consolidated Financial Statements

Subsequent to filing the Company’s annual report on Form 10-K for the year ended December 31, 2009, the Company determined that a valuation allowance on its deferred tax assets should be recognized as of December 31, 2009. The Company decided to establish a valuation allowance against the deferred tax asset because it is uncertain when it will realize this asset.

Accordingly, the December 31, 2009 consolidated financial statements have been restated to account for this determination. The effect of this change in the consolidated financial statements was as follows (in thousands, except per share amounts).

Consolidated Balance Sheet
	As Reported	Adjustment	As Restated
Deferred tax assets, net	$56,380	$(55,983)	$397
Total assets	2,975,559	(55,983)	2,919,576
Retained earnings deficit	(132,465)	(55,983)	(188,448)
Total shareholder’s equity	180,996	(55,983)	125,013
Total Liabilities and shareholders’ equity	2,975,559	(55,983)	2,919,576

Consolidated Statement of Operations
	As Reported	Adjustment	As Restated
Provision for income taxes	$(32,075)	$55,983	$23,908
Net loss	(145,467)	(55,983)	(201,450)
Net loss available to common shareholders	(154,156)	(55,983)	(210,139)
Loss per share - basic	(7.07)	(2.56)	(9.63)
Loss per share - diluted	(7.07)	(2.56)	(9.63)

Consolidated Statement of Cash Flows
	As Reported	Adjustment	As Restated
Operating activities
Net loss	$(145,467)	$(55,983)	$(201,450)
Deferred income tax benefit	(23,032)	(1,033)	(24,065)
Deferred tax asset valuation allowance	—	57,015	57,015

Quarterly Financial Data Fourth Quarter
	As Reported	Adjustment	As Restated
Provision for income taxes (benefit)	$(18,650)	$55,983	$37,333
Net loss	(96,228)	(55,983)	(152,211)
Net loss available to common shareholders	(97,598)	(55,983)	(153,581)
Loss per share - basic	(4.45)	(2.57)	(7.02)
Loss per share - diluted	(4.45)	(2.57)	(7.02)

(3)	Regulatory Matters and Going Concern Considerations

Effective June 17, 2010, the Company and BOHR entered into a written agreement (herein called the “Written Agreement”) with the FRB and the Bureau of Financial Institutions of the Virginia State Corporation Commission (“Bureau of Financial Institutions”). The Company’s other banking subsidiary, Shore Bank, is not a party to the Written Agreement.

Written Agreement

Under the terms of the Written Agreement, the Bank has agreed to develop and submit for approval, within the time periods specified, plans to: (a) strengthen board oversight of management and the Bank’s operations, (b) strengthen credit risk management policies, (c) improve the Bank’s position with respect to loans, relationships, or other assets in excess of $2.5 million which are now, or may in the future become, past due more than 90 days, are on the Bank’s problem loan list, or adversely classified in any report of examination of the Bank, (d) review and revise, as appropriate, current policy and maintain sound processes for determining, documenting, and recording an adequate allowance for loan and lease losses, (e) improve management of the Bank’s liquidity position and funds management policies, (f) provide contingency planning that accounts for adverse scenarios and identifies and quantifies available sources of liquidity for each scenario, (g) reduce the Bank’s reliance on brokered deposits, and (h) improve the Bank’s earnings and overall condition.

In addition, the Bank has agreed that it will (a) not extend, renew, or restructure any credit that has been criticized by the FRB or the Bureau of Financial Institutions absent prior board of directors approval in accordance with the restrictions in the Written Agreement, (b) eliminate all assets or portions of assets classified as “loss” and thereafter charge off all assets classified as “loss” in a federal or state report of examination, unless otherwise approved by the FRB, (c) comply with legal and regulatory limitations on indemnification payments and severance payments, and (d) appoint a committee to monitor compliance with the terms of the Written Agreement.

In addition, the Company has agreed that it will (a) not take any other form of payment representing a reduction in the Bank’s capital or make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities absent prior regulatory approval, (b) take all necessary steps to correct certain technical violations of law and regulation cited by the FRB, (c) refrain from guaranteeing any debt without the prior written approval of the FRB and the Bureau of Financial Institutions, and (d) refrain from purchasing or redeeming any shares of its stock without the prior written consent of the FRB or the Bureau of Financial Institutions.

Under the terms of the Written Agreement, both the Company and the Bank have agreed to submit for approval capital plans to maintain sufficient capital at the Company, on a consolidated basis, and to refrain from declaring or paying dividends absent prior regulatory approval.

Going Concern Considerations

The consolidated financial statements of Hampton Roads Bankshares, Inc. as of and for the year ended December 31, 2009 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to the Company’s 2009 financial results, the substantial uncertainty throughout the U.S. banking industry, the Written Agreement the Company and the Bank have entered into and described above and the Bank’s “undercapitalized” status, doubt exists regarding the Company’s ability to continue as a going concern. This concern is mitigated by the capital raise expected to close in the third quarter of 2010. With this new capital, the Company and BOHR are expected to return to “well capitalized” status.

Operating Losses

The Company incurred a net loss of $201.5 million for the year ended December 31, 2009. This loss was largely the result of dramatic increases in non-performing assets and the impairment of goodwill. Additionally, due to these recent significant losses, the Company was unable to ascertain it would generate sufficient net income in the near term to realize its deferred tax assets, and therefore, established a deferred tax valuation allowance on its net deferred tax position.

Capital Adequacy

As of December 31, 2009, the Company was considered “undercapitalized” under regulatory guidelines and must improve its capital in accordance with the Written Agreement.

In connection with this, the Company and affiliates of The Carlyle Group, Anchorage Advisors, L.L.C., CapGen Financial Group and other institutional investors have entered into a binding agreement (the “Investment Agreement”), which is anticipated to close on or before September 30, 2010, to purchase common stock of the Company, as part of an expected aggregate $255.0 million capital raise by the Company from institutional investors in a private placement. The private placement is fully subscribed and will include the opportunity to raise an additional $20 to $40 million in common stock through a rights offering to the Company’s existing shareholders.

Additionally, the Company has entered into an agreement with the Treasury pursuant to which Treasury will exchange all of the cumulative preferred stock it purchased from the Company in 2008 under Treasury’s Capital Purchase Program for a new series of mandatorily convertible preferred stock, which will convert into the Company’s common stock upon closing of the capital raise discussed above.

Management believes the capital raise will greatly strengthen its balance sheet and return the Company to “well capitalized” status under the regulatory capital standards.

Liquidity

Our primary sources of liquidity are our deposits, the scheduled repayments on our loans, and interest and maturities of our investments. All securities have been classified as available for sale, which means they are carried at fair value, and we have the ability to sell or pledge a portion of our unpledged investment securities to manage liquidity. Due to the Bank’s “undercapitalized” status, we are unable to accept, rollover, or renew any brokered deposits. At December 31, 2009 the Company had approximately $300 million in available cash on hand and unpledged investment securities of approximately $70 million.

Based on our current and expected liquidity needs and sources, management expects to be able to meet all of its obligations at least through December 31, 2010.

(4)	Mergers and Acquisitions

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

Information on impaired loans (in thousands) at December 31, 2009, 2008, and 2007 is as follows.

	2009	2008	2007
Impaired loans for which an allowance has been provided	$331,532	$2,161	$1,698
Impaired loans for which no allowance has been provided	137,536	2,130	—

Total impaired loans	$469,068	$4,291	$1,698

Allowance provided for impaired loans, included in the allowance for loan losses	$91,488	$545	$406

Average balance in impaired loans	$215,363	$3,883	$1,782

Interest income recognized from impaired loans	$17,440	$131	$20

The following table provides information (in thousands) related to the loan category and method used to measure impairment at December 31, 2009.

Loan Category	Method Used to Measure Impairment	Impaired Loans Outstanding
1-4 family residential construction	Estimated fair market value	$20,851
Other construction and development	Estimated fair market value	237,313
Secured by farm land	Estimated fair market value	1,318
Secured by 1-4 family, revolving	Estimated fair market value	6,018
Secured by 1-4 family, 1st lien	Estimated fair market value	32,532
Secured by 1-4 family, junior lien	Estimated fair market value	1,502
Secured by multifamily	Estimated fair market value	8,137
Secured by nonfarm nonresidential (owner occupied)	Estimated fair market value	29,309
Secured by nonfarm nonresidential (non-owner occupied)	Estimated fair market value	75,947
Commercial and industrial	Estimated fair market value	56,081
Other consumer loans to individuals	Estimated fair market value	60

Total impaired loans		$469,068

As of December 31, 2009, loans classified as troubled debt restructurings were $73.5 million, all of which are considered impaired and included in the disclosure above. Of this amount, $56.6 million was accruing and $16.9 million was non-accruing at December 31, 2009. Troubled debt restructurings in nonaccrual status are returned to accrual status after a period of performance under which the borrower demonstrates the ability and willingness to repay the loan. None of the nonaccrual troubled debt restructurings were returned to accrual status during the year ended December 31, 2009. There were no troubled debt restructurings as of December 31, 2008.

A loan is considered impaired when management believes the principal is uncollectible. For collateral dependent impaired loans, impairment is measured based upon the fair value of the underlying collateral. Management considers a loan to be collateral dependent when repayment of the loan is expected solely from the sale or liquidation of the underlying collateral. The Company’s policy is to charge off collateral dependent impaired loans at the earlier of foreclosure, repossession, or liquidation at the point it becomes 180 days past due. The Company’s policy is to reduce the carrying value of the loan down to the estimated fair value of the collateral less estimated costs to sell through charge off to the allowance for loan losses. For loans that are not collateral dependent, impairment is measured using discounted cash flows. Total impaired loans were $469.1 million at December 31, 2009, the majority of which were considered collateral dependent, and therefore, measured at the fair value of the underlying collateral.

Impaired loans for which no allowance is provided totaled $137.5 million at December 31, 2009. Loans written down to their estimated fair value of collateral less the costs to sell account for $22.1 of the impaired loans for which no allowance has been provided as of December 31, 2009. The average age of appraisals for these loans is 0.93 years. The remaining impaired loans for which no allowance is provided are fully covered by the value of the collateral, and therefore, no loss is expected on these loans.

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

(7)	Accounting for Certain Loans Acquired in a Transfer

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

Balance, December 31, 2008	$4,167
Accretion	(2,134)
Disposals	(2,075)
Additions	1,084

Balance, December 31, 2009	$1,042

(8)	Derivative Instruments

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

(9)	Premises, Equipment, and Leases

Premises and equipment (in thousands) at December 31, 2009 and 2008 are summarized as follows.

	2009	2008
Land	$31,335	$26,357
Buildings and improvements	58,177	59,731
Leasehold improvements	3,411	3,224
Equipment, furniture, and fixtures	14,828	15,101
Construction in progress	7	2,768

	107,758	107,181
Less accumulated depreciation and amortization	(10,246)	(5,846)

	$97,512	$101,335

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

2010	$156
2011	94
2012	92
2013	92
2014	31

$465

(10)	Goodwill and Intangible Assets

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

(11)	Foreclosed Real Estate and Repossessed Assets

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses (in thousands) on foreclosed assets is as follows.

	December 31, 2009	December 31, 2008
Balance at beginning of year	$—	$—
Provision for losses	1,043	—
Charge-offs	(687)	—

Balance at end of year	$356	$—

Expenses (in thousands) applicable to foreclosed assets include the following.

Year Ended
December 31, 2009
Net loss on sales of real estate	$161
Provision for losses	1,043
Operating expenses, net of rental income	417

Total	$1,621

There were no foreclosed asset expenses for the years ended December 31, 2008 and 2007.

(12)	Deposits

The scheduled maturities of time deposits (in thousands) at December 31, 2009 and 2008 were as follows.

	2009		2008
	Time Deposits Less than $100	Time Deposits $100 or More	Time Deposits Less than $100	Time Deposits $100 or More
Maturity of:
3 months or less	$242,970	$47,514	$357,126	$110,968
3 months - 6 months	157,105	49,791	144,912	91,286
6 months - 12 months	286,701	148,037	237,761	117,113
1 year - 2 years	165,255	85,786	67,170	43,298
2 years - 3 years	18,837	13,771	29,209	17,797
3 years - 4 years	8,389	5,951	13,845	10,546
4 years - 5 years	8,936	5,895	7,761	3,528
Over 5 years	1,595	100	1,003	—

	$889,788	$356,845	$858,787	$394,536

Total brokered deposits were $386.4 million and $484.8 million at December 31, 2009 and 2008, respectively. Of these brokered funds $47.6 million and $245.3 million were interest bearing demand deposits and the remaining $338.8 million and $239.5 million were time deposits at December 31, 2009 and 2008, respectively.

(13)	Borrowings

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

(14)	Preferred Stock and Warrant

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

(15)	Financial Instruments with Off-Balance-Sheet Risk

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

(16)	Retirement Plans

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

(17)	Stock Compensation Plans

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

(18)	Employment Agreements

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

(19)	Dividend Reinvestment and Optional Cash Purchase Plan

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

(20)	Noninterest Expense

A summary of noninterest expense (in thousands) for the years ended December 31, 2009, 2008, and 2007 is as follows.

(in thousands)	2009	2008	2007
Salaries and employee benefits	$42,285	$11,518	$9,954
Occupancy	9,044	2,261	1,668
Data processing	5,368	1,189	612
Impairment of goodwill	84,837	—	—
FDIC insurance	5,661	262	42
Equipment	4,735	663	343
Professional fees	2,883	383	279
Amortization of intangible assets	2,546	365	—
Bank franchise tax	1,922	621	464
Telephone and postage	1,599	481	305
Directors’ and regional board fees	1,020	443	307
Stationery, printing, and office supplies	894	229	168
Advertising and marketing	888	412	326
ATM and VISA check card	293	551	500
Other	6,820	1,609	1,026

Total noninterest expenses	$170,795	$20,987	$15,994

(21)	Business Segment Reporting

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

	Total	Elimination	Banking	Mortgage	Investment	Insurance
Total assets at December 31, 2009 as restated	$2,919,576	$(303,100)	$3,197,510	$13,599	$1,163	$10,404

Year ended December 31, 2009 as restated

Net interest income	$105,151	$—	$104,745	$392	$—	$14
Provision for loan losses	(134,223)	—	(134,223)	—	—	—

Net interest income (loss) after provision for loan losses	(29,072)	—	(29,478)	392	—	14
Noninterest income	22,325	—	12,428	4,642	354	4,901
Noninterest expense	170,795	—	162,304	3,686	183	4,622

Net income (loss) before income taxes	(177,542)	—	(179,354)	1,348	171	293
Income tax expense	23,908	—	23,300	445	60	103

Net income (loss)	$(201,450)	$—	$(202,654)	$903	$111	$190

The Company had no reportable business segments at December 31, 2008 and 2007.

(22)	Restrictions on Loans and Dividends from Subsidiaries

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

(23)	Regulatory Capital Requirements

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

A summary of the Company’s and the Banks’ required and actual capital components (in thousands) follows.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009 as restated
Tier 1 Capital:
Consolidated Company	$141,168	6.03%	$93,612	4.00%	N/A	N/A
Bank of Hampton Roads	141,622	6.54%	86,634	4.00%	129,951	6.00%
Shore Bank	21,668	11.13%	7,789	4.00%	11,684	6.00%
Total Risk-Based Capital:
Consolidated Company	171,699	7.34%	187,224	8.00%	N/A	N/A
Bank of Hampton Roads	169,950	7.85%	173,268	8.00%	216,586	10.00%
Shore Bank	24,121	12.39%	15,578	8.00%	19,473	10.00%
Leverage Ratio:
Consolidated Company	141,168	4.62%	122,193	4.00%	N/A	N/A
Bank of Hampton Roads	141,622	5.09%	111,249	4.00%	139,061	5.00%
Shore Bank	21,668	7.13%	12,151	4.00%	15,189	5.00%

As of December 31, 2008
Tier 1 Capital:
Consolidated Company	$265,468	9.89%	$107,386	4.00%	N/A	N/A
Bank of Hampton Roads	70,499	12.43%	22,690	4.00%	34,035	6.00%
Shore Bank	24,483	11.42%	8,578	4.00%	12,867	6.00%
Gateway Bank[1]	169,321	8.79%	77,076	4.00%	115,614	6.00%
Total Risk-Based Capital:
Consolidated Company	299,235	11.15%	214,772	8.00%	N/A	N/A
Bank of Hampton Roads	76,931	13.56%	45,380	8.00%	56,725	10.00%
Shore Bank	27,164	12.67%	17,156	8.00%	21,445	10.00%
Gateway Bank[1]	193,629	10.05%	154,152	8.00%	192,690	10.00%
Leverage Ratio:
Consolidated Company	265,468	32.06%	33,120	4.00%	N/A	N/A
Bank of Hampton Roads	70,499	11.77%	23,953	4.00%	29,942	5.00%
Shore Bank	24,483	8.44%	11,607	4.00%	14,508	5.00%
Gateway Bank[1]	169,321	8.04%	84,281	4.00%	105,351	5.00%
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

We are considered to be “undercapitalized” under applicable regulations, BOHR is also considered to be “undercapitalized” under the regulatory framework for prompt corrective action. Section 29 of the Federal Deposit Insurance Act limits the use of brokered deposits by institutions that are less than “well-capitalized” and allows the FDIC to place restrictions on interest rates that institutions may pay. As of December 31, 2009, Shore Bank was “well-capitalized.”

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

(24)	Fair Value of Assets and Liabilities

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

Investment Securities Available-for-Sale. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products, and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, and certain corporate, asset backed and other securities valued using third party quoted prices in markets that are not active. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

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

To assist in the discounting process, a valuation matrix was developed to provide valuation guidance for collateral dependent loans and foreclosed real estate where it was deemed that an existing appraisal was outdated as to current market conditions. The matrix is situated on both a temporal and collateral type axis in an attempt to compensate for value fluctuations within the respective asset classes situated in the captured time period. The matrix applies discounts to external appraisals depending on the type of real estate and age of the appraisal. The discounts are generally specific point estimates; however in some cases, the matrix allows for a small range of values. To address the changing economic conditions prevalent during 2009, the discounts were based in part upon externally derived data including but not limited to Case-Shiller composite indices, Moody’s REAL

Commercial Property Prices Indices, and information from Zillow.com. The discounts were also based upon management’s knowledge of market conditions and prices of sales of foreclosed real estate. In addition, matrix value adjustments may be made by our independent appraisal group to reflect property value trends within specific markets as well as actual sales data from market transactions and/or foreclosed real estate sales. In the case where an appraisal is greater than two years old for collateral dependent impaired loans and foreclosed real estate, it is the Company’s policy to classify these as Level 3 within the fair value hierarchy. The average age of appraisals for Level 3 valuations of collateral dependent loans was 2.87 years as of December 31, 2009. Management periodically reviews the discounts in the matrix as compared to valuations from updated appraisals and modifies the discounts should updated appraisals reflect valuations significantly different than those derived utilizing the matrix. To date, management believes the appraisal discount matrix has resulted in appropriate adjustments to existing appraisals thereby providing management with reasonable valuations for the collateral underlying the loan portfolio. The following table presents the carrying amount (in thousands) for impaired loans and adjustments made to fair value during the respective reporting periods.

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

(25)	Income Taxes

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

	As Restated 2009	2008	2007
Current	$(9,043)	$4,496	$4,158
Deferred	(24,064)	(836)	(568)
Deferred tax asset valuation allowance	57,015	—	—

Income tax expense	$23,908	$3,660	$3,590

The provisions for income taxes for the years ended December 31, 2009, 2008, and 2007 differ from the amount computed by applying the statutory federal income tax rate to income before taxes due to the following (in thousands).

	As Restated 2009	2008	2007
Federal income tax expense (benefit), at statutory rate	$(62,140)	$3,709	$3,555
Decrease resulting from:
State income tax, net of federal benefit	(1,217)	—	—
Valuation allowance of deferred tax assets	57,015	—	—
Rate change	517	—	—
Dividends and tax-exempt interest	(198)	(77)	—
Goodwill impairment	29,693	—	—
Officers’ life insurance	(505)	(24)	11
Other	743	52	24

Income tax expense	$23,908	$3,660	$3,590

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities (in thousands) as of December 31, 2009 and 2008 were as follows.

	As Restated 2009	2008
Deferred tax assets:
Allowance for loan losses	$52,510	$22,804
Federal net operating loss carryforward	10,325	—
State net operating loss carryforward	769
AMT carryforward	502	—
Impairment of securities and other assets	1,210	14,567
Unrealized loss on securities available-for-sale	397	—
Nonaccrual loan interest	4,658	183
Accrued expenses	1,314	501
Nonqualified deferred compensation	3,135	2,925
Other	443	15

Total deferred tax assets before valuation allowance	75,263	40,995

Valuation allowance	(57,015)	—

Total deferred tax assets	18,248	40,995

Deferred tax liabilities:
Prepaid expenses	881	328
Deferred loan costs	1,019	1,027
Fair value adjustment to net assets acquired in business combinations	13,148	4,257
Unrealized gain on securities available-for-sale	—	335
Depreciation	2,654	2,087
Other	149	345

Total deferred tax liabilities	17,851	8,379

Net deferred tax assets	$397	$32,616

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

In addition to a net operating loss carryforward, our net deferred tax asset consisted primarily of two asset components offset by one liability component: (1) At December 31, 2009, the timing differences related to the allowance for loan losses was $142.2 million, resulting in a deferred tax asset of approximately $52.5 million. (2) Interest income related to non-performing loans (referred to as “lost interest”) is recognized as taxable income for tax purposes, but is not recorded as income for book purposes. Lost interest was approximately $12.6 million at December 31, 2009, resulting in a deferred tax asset of approximately $4.7 million. (3) The aggregate deferred tax effect of all purchase accounting entries related to the acquisitions of GFH and Shore resulted in a net deferred tax liability of approximately $13.1 million at December 31, 2009.

A valuation allowance was established in 2009 related to all components of net deferred tax assets excluding unrealized loss on securities available for sale. The valuation allowance was established based upon a determination that it was not more likely than not the deferred tax assets would be fully realized primarily as a result of the significant operating losses experienced by the Company during 2009.

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

(26)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2009 and 2008, and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2009, of Hampton Roads Bankshares, Inc., parent company only, are presented below (in thousands).

Condensed Balance Sheets

	As Restated 2009	2008
Assets:
Cash on deposit with subsidiaries	$4,414	$55,605
Equity securities available-for-sale	1,871	5,104
Investment in subsidiaries	178,142	372,703
Deferred tax assets, net	—	529
Other assets	5,678	3,677

Total assets	$190,105	$437,618

Liabilities:
Borrowings	$51,747	$78,646
Deferred tax liability	9,910	—
Other liabilities	3,435	14,163

Total liabilities	65,092	92,809

Shareholders’ equity:
Preferred stock	134,970	133,542
Common stock	13,846	13,611
Capital surplus	165,391	171,284
Retained earnings (deficit)	(188,448)	26,482
Accumulated other comprehensive loss	(746)	(110)

Total shareholders’ equity	125,013	344,809

Total liabilities and shareholders’ equity	$190,105	$437,618

Condensed Statements of Operations

	As Restated 2009	2008	2007
Income:
Dividends from subsidiaries	$1,750	$7,429	$4,420
Interest income	186	668	—
Other-than-temporary impairment of securities	(2,469)	—	—
Other income	71	58	—

Total income (loss)	(462)	8,155	4,420

Expenses:
Interest expense	4,151	891	—
Other expense	1,606	637	280

Total expense	5,757	1,528	280

Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	(6,219)	6,627	4,140
Income tax expense (benefit)	(2,697)	275	96
Equity in undistributed earnings (loss) of subsidiaries	(197,928)	273	2,575

Net income (loss)	(201,450)	7,175	6,811

Preferred stock dividends and accretion of discount	8,689	—	—

Net income (loss) available to common shareholders	$(210,139)	$7,175	$6,811

Condensed Statements of Cash Flows

	As Restated 2009	2008	2007
Operating Activities:
Net income (loss)	$(201,450)	$7,175	$6,811
Adjustments:
Equity in undistributed (earnings) loss of subsidiaries	197,928	(273)	(2,575)
Amortization of intangibles	2,529	—	—
Stock-based compensation expense	630	149	337
Board fees	164	110	24
Other-than-temporary impairment	2,469	427	—
Change in other assets	(3,704)	33	648
Change in other liabilities	(12,236)	3,240	(1)

Net cash provided by (used in) operating activities	(13,670)	10,861	5,244

Investing Activities:
Purchase of equity securities available-for-sale	—	(1,006)	—
Proceeds from sales of equity securities	976	—	—
Net decrease (increase) in loans	429	(429)	—
Investment in subsidiaries	—	(36,000)	(788)
Investment in affiliates	—	—	210

Net cash provided by (used in) investing activities	1,405	(37,435)	(578)

Financing Activities:
Net increase (decrease) in borrowings	(28,000)	20,529	—
Issuance of shares in private placement	306	—	—
Common stock repurchased	(544)	(1,446)	(2,877)
Common dividends paid, net	(4,261)	(2,936)	(2,166)
Preferred dividends paid and amortization of preferred stock discount	(7,182)	—	—
Cash exchanged in mergers	—	(16,076)	—
Issuance of Series C preferred stock and warrant	—	80,347	—
Excess tax benefit realized from stock options exercised	142	20	118
Proceeds from exercise of stock options	613	572	476
Issuance of shares to 401(k) plan	—	—	137
Issuance of shares to executive savings plan	—	121	146

Net cash provided by (used in) financing activities	(38,926)	81,131	(4,166)

Increase (decrease) in cash and cash equivalents	(51,191)	54,557	500

Cash and cash equivalents at beginning of year	55,605	1,048	548

Cash and cash equivalents at end of year	$4,414	$55,605	$1,048

(27)	Related Party Transactions

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

(28)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data (in thousands) for the years ended December 31, 2009 and 2008 is as follows.

	2009
	As Restated Fourth	Third	Second	First
Interest income	$34,798	$37,388	$37,728	$39,531
Interest expense	8,097	10,911	11,829	13,457

Net interest income	26,701	26,477	25,899	26,074

Provision for loan losses	65,666	33,662	33,706	1,189
Noninterest income	2,998	7,232	5,655	6,440
Noninterest expense	78,911	21,706	50,330	19,848

Income (loss) before provision for income taxes	(114,878)	(21,659)	(52,482)	11,477
Provision for income taxes (benefit)	37,333	(8,282)	(9,253)	4,110

Net income (loss)	(152,211)	(13,377)	(43,229)	7,367
Preferred stock dividend and accretion of discount	1,370	1,360	2,995	2,964

Net income (loss) available to common shareholders	$(153,581)	$(14,737)	$(46,224)	$4,403

Basic earnings (loss) per share	$(7.02)	$(0.68)	$(2.13)	$0.20

Diluted earnings (loss) per share	$(7.02)	$(0.68)	$(2.13)	$0.20

	2008
	Fourth	Third	Second	First
Interest income	$13,610	$12,370	$9,793	$9,404
Interest expense	5,039	4,848	4,012	4,018

Net interest income	8,571	7,522	5,781	5,386

Provision for loan losses	594	280	274	270
Noninterest income	1,264	1,801	1,694	1,221
Noninterest expense	5,671	6,541	4,659	4,116

Income before provision for income taxes	3,570	2,502	2,542	2,221
Provision for income taxes	1,225	806	869	760

Net income	$2,345	$1,696	$1,673	$1,461

Basic earnings per share	$0.18	$0.13	$0.15	$0.14

Diluted earnings per share	$0.18	$0.13	$0.15	$0.14

(27)	Subsequent Events

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