Form 10-K, Exhibit 13
period 2010-12-31
HAMPTON ROADS BANKSHARES INC
filed 2011-03-23
CIK 1143155

Exhibit 13.1

2010 Annual Report

Selected Financial Data

The financial information presented below has been derived from our audited consolidated financial statements. This information is only a summary and should be read together with our consolidated historical financial statements and management’s discussion and analysis appearing elsewhere in this annual report.

(dollars in thousands except share and per share data)	2010	As Restated 2009	2008	2007	2006

Operating Results:
Interest income	$122,199	$149,445	$45,177	$38,203	$30,021
Interest expense	46,240	44,294	17,917	14,016	9,123

Net interest income	75,959	105,151	27,260	24,187	20,898
Provision for loan losses	211,800	134,223	1,418	1,232	180
Noninterest income	18,638	22,325	5,980	3,440	3,398
Noninterest expense	95,332	170,795	20,987	15,994	14,946
Income taxes	(2,179)	23,908	3,660	3,590	3,134

Net income (loss)	(210,356)	(201,450)	7,175	6,811	6,036
Net income attributable to non-controlling interest	983	—	—	—	—
Preferred stock dividend and accretion of discount	(112,114)	8,689	—	—	—

Net income (loss) available to common shareholders	$(99,225)	$(210,139)	$7,175	$6,811	$6,036

Per Common Share Data:
Basic earnings (loss)	$(0.51)	$(9.63)	$0.60	$0.67	$0.66
Diluted earnings (loss)	(0.51)	(9.63)	0.59	0.65	0.65
Book value	0.23	(0.45)	9.70	7.14	6.84
Tangible book value	0.22	(1.03)	5.18	7.14	6.84
Basic weighted average shares outstanding	193,070,425	21,816,407	11,960,604	10,228,638	9,092,980
Diluted weighted average shares outstanding	193,070,425	21,816,407	12,074,725	10,431,554	9,275,788
Shares outstanding at year end	834,675,026	22,154,320	21,777,937	10,314,899	10,251,336

Year-End Balances:
Assets	$2,900,156	$2,919,576	$3,085,711	$563,828	$476,299
Loans	1,958,767	2,426,692	2,599,526	477,149	375,044
Investment securities	358,600	190,841	177,432	47,081	59,545
Deposits	2,420,161	2,495,040	2,296,146	431,457	363,261
Borrowings	263,206	277,469	429,588	53,000	38,000
Shareholders’ equity	190,795	125,013	344,809	73,660	70,163

Average Balances:
Assets	$2,891,402	$3,072,474	$759,264	$519,175	$432,716
Loans	2,267,158	2,561,685	646,211	428,874	325,506
Investment securities	217,379	162,298	41,711	53,946	67,130
Deposits	2,549,969	2,325,606	562,390	389,055	333,242
Borrowings	272,517	397,616	94,101	51,336	36,968
Shareholders’ equity	135,472	316,381	94,030	71,545	57,640

Ratios:
Return on average assets	(3.43)%	(6.84)%	0.95%	1.31%	1.39%
Return on average common equity	(287.64)	(115.38)	7.63	9.52	10.47
Average equity to average assets	4.69	10.30	12.38	13.78	13.32
Allowance for loan losses to year end loans	8.03	5.47	1.97	1.06	1.04
Net interest margin	2.90	3.95	3.89	4.95	5.20
Dividend payout ratio	N/M	N/M	73.33	64.18	75.76
Efficiency ratio	101.28	138.63	63.14	57.89	61.52

N/M - not meaningful

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Introduction

Hampton Roads Bankshares, Inc. (the “Company”) is a bank holding company that was formed in 2001 and is headquartered in Norfolk, Virginia. The Company’s primary subsidiaries are Bank of Hampton Roads (“BOHR”), which opened for business in 1987, and Shore Bank (“Shore”), which opened in 1961 (collectively the “Banks”). The Banks engage in general community and commercial banking business, targeting the needs of individuals and small- to medium-sized businesses. Currently, BOHR operates 29 banking offices in the Hampton Roads region of southeastern Virginia and 21 offices throughout Virginia and North Carolina doing business as Gateway Bank & Trust Co. (“Gateway”). Shore serves the Eastern Shore of Maryland and Virginia through eight banking offices. Through various affiliates, the Banks also offer mortgage banking services, insurance, and investment products. Unless the context otherwise requires, the terms the “Company,” “we,” “us,” or “our” are used to refer to Hampton Roads Bankshares, Inc. and our consolidated subsidiaries on a combined basis.

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

Executive Overview

Throughout 2010 and 2009, the levels of loan delinquency and defaults that we experienced were substantially higher than historical levels. The Company reported significant net losses during 2010 and 2009, primarily resulting from significant additions to our provision for loan losses, the complete write-down of our goodwill (affecting 2009), and the establishment of a valuation allowance against our net deferred tax asset during 2009. In light of this past performance and current economic environment, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may continue to incur significant credit costs in 2011, which would continue to adversely impact our financial condition and results of operations. Due to the successful completion of a private placement stock offering and a rights offering during the third and fourth quarters of 2010, BOHR and Shore were “well capitalized.”

Our primary source of revenue is net interest income earned by our bank subsidiaries. Net interest income represents interest and fees earned from lending and investment activities, less the interest paid on deposits and borrowings. Net interest income may be impacted by variations in the volume and mix of interest-earning assets and interest-bearing liabilities, changes in the yields earned and the rates paid, level of non-performing assets, and the level of noninterest-bearing liabilities available to support earning assets. Our net interest income was negatively impacted by increasing levels of non-performing assets during 2010 and 2009. In addition to net interest income, noninterest income is another important source of revenue. Noninterest income is derived primarily from service charges on deposits and fees earned from bank services. Fees earned from investment, mortgage, and insurance activities also represent a significant component of noninterest income. Other factors that impact net income are the provision for loan losses, noninterest expense, and the provision for income taxes.

The following is a summary of our condition and financial performance as of December 31, 2010.

•

Assets were $2.9 billion. Total assets decreased by $19.4 million or 1% from December 31, 2009. The decrease in assets was primarily associated with a $467.9 million decrease in loans and a $24.6 million increase in our allowance for loan losses, offset by an increase of $301.6 million in overnight funds sold and due from the Federal Reserve Bank of Richmond (“FRB”) and an increase of $173.2 million in investment securities available for sale.

•

Investment securities available for sale increased $173.2 million to $334.2 million from December 31, 2009. The increase was the result of our investing some of the funds obtained from the capital raise into pledgable interest-earning securities.

•

Loans decreased by $467.9 million or 19% from December 31, 2009. The decrease in loans was attributed to charge-offs of nonperforming loans as well as pay downs and maturities of loans that exceeded new loans originated during 2010. Additionally, new loan demand from credit-worthy borrowers was low during this period due to general economic conditions.

•

Deposits decreased $74.9 million or 3% from December 31, 2009 as new customer deposit activity decreased during 2010. More specifically, the decrease in deposits was attributed to decreases in interest-bearing demand deposits, time deposits less than $100 thousand, and brokered deposits as we lowered interest rates on our money market product and allowed higher rate certificates of deposit to run off.

•

During the year ended December 31, 2010, the Company completed a private placement in which 637,500,000 new shares of Company common stock, $0.01 per share par value (“Common Stock”) were issued at $0.40 per share, a rights offering in which 24,352,268 new shares of Common Stock were issued at $0.40 per share (the “Rights Offering”) for a total infusion of $270.0 million of capital net of $25.0 million in issuance costs. In connection with this capital raise, existing preferred stock was converted to Common Stock creating income to common shareholders of $111.7 million which will not reoccur.

•

Net loss available to common shareholders for 2010 was $99.2 million or $0.52 per common diluted share as compared with net loss available to common shareholders of $210.1 million or $9.63 per common diluted share for comparative 2009.

•

The net loss attributable to Hampton Roads Bankshares, Inc. of $211.3 million for the year ended December 31, 2010 was primarily attributable to provision for loan losses expense of $211.8 million due to additional reserves necessary for resolving problem credits as loan quality continued to deteriorate in 2010.

•

Net interest income decreased $29.2 million to $76.0 million for the year ended December 31, 2010 as compared to the same period 2009. The decrease was due primarily to the $28.4 million decrease of interest income from loans.

•

Noninterest income for the period ended December 31, 2010 was $18.6 million, a $3.7 million or 17% decrease over comparative 2009. This was largely due to increased losses on foreclosed real estate, which increased $10.0 million, offset by an increase of $6.6 million in mortgage banking revenue.

•

Noninterest expense was $95.3 million for the period ended December 31, 2010, which was a decrease of $75.5 million or 44% over the comparable period for 2009. The decrease was attributed largely to the $84.8 million impairment of goodwill in 2009.

•

Our effective tax rate decreased to 1.03% in 2010 compared to 13.47% in 2009 and 33.78% in 2008. Our 2009 tax rate was impacted by the $84.8 million impairment of goodwill charge, which was not deductible for income tax purposes. Also during 2010 and 2009, we recorded valuation allowances of $128.1 million and $57.0 million, respectively, on our net deferred tax assets.

Material Trends

The global and U.S. economies have experienced a protracted slowdown in business activity since 2008, including a lack of confidence in the worldwide credit markets and in the financial system. Currently, the U.S. economy appears to be slowly recovering from one of its longest economic recessions in recent history. It is not clear at this time how quickly the economy will recover and whether regulatory and legislative efforts to stimulate job growth and spending will be successful.

We experienced a significant deterioration in credit quality throughout 2010 and 2009. Problem loans and non-performing assets rose throughout the year and led us to significantly increase the allowance for loan losses. To bolster our allowance, we increased the provision for loan losses to $211.8 million from $134.2 million in 2009. The increased expense contributed to a net loss available to common shareholders of $99.2 million in 2010. In light of continued economic weakness, problem credits may continue to rise and significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur additional credit costs in 2011, which would continue to adversely impact our financial condition, our results of operations, and the value of our Common Stock.

Moreover, our net interest margin and net interest income declined during 2010 as a result of increasing non-performing assets and the related reversal of interest income. Our net interest margin declined to 2.90% in 2010 compared to 3.95% in 2009, and our net interest income decreased $29.2 million for the year ended December 31, 2010 as compared to the same period in 2009.

The Company determined that a valuation allowance on its deferred tax assets should be recognized beginning December 31, 2009 because it is uncertain whether it will realize this asset. Section 382 limitations related to the capital raised and resulting change in control for tax purposes during the third and fourth quarters of 2010 add further uncertainty to the realizability of the deferred tax assets in future periods.

On November 22, 2010, the Securities and Exchange Commission informed the Company that it is conducting an informal inquiry related to certain accounting matters. For a further discussion of this matter, see “Risk Factors – The informal inquiry by the Securities and Exchange Commission may harm our business” in our Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”).

On November 2, 2010, the Company received from the United States Department of Justice, Criminal Division, a grand jury subpoena to produce information principally relating to the merger of Gateway Financial Holdings, Inc. (“GFH”) into the Company on December 31, 2008 and to loans made by GFH and its wholly-owned subsidiary Gateway Bank & Trust Co. before GFH’s merger with the Company. The United States Department of Justice, Criminal Division, has informed the Company that it is not a target of the investigation at this time, and we are fully cooperating. Although we do not believe this matter will have a material adverse affect on the Company, we can give you no assurances as to the timing or eventual outcome of this investigation.

Recapitalization Plan

As discussed above, we have been affected by deteriorating economic conditions and related financial losses. Due to the Great Recession, and the deterioration of the regulatory capital of BOHR, we pursued strategic alternatives to raise capital and strengthen our balance sheet. Following the withdrawal of the Company’s underwritten public offering of Common Stock in August 2009, the Board of Directors worked closely with management and the Company’s advisors to evaluate potential alternatives for raising additional capital, including possibly selling common or preferred stock in public or private offerings, issuing subordinated debt and/or warrants, disposing of branches or related assets, trading deposits or loans, and considering other strategic alternatives.

As a result, the Company entered into the various definitive investment agreements (the “Investment Agreements”) with the Investors (as defined below) to purchase 637,500,000 shares of Common Stock of the Company for $0.40 per share as part of an aggregate $255.0 million private placement (the “Private Placement”), in two separate closings. The “Investors” are affiliates of The Carlyle Group (“Carlyle”) and Anchorage Advisors, L.L.C. (“Anchorage” together with Carlyle, the “Anchor Investors”), CapGen Capital Group VI LP (“CapGen”), affiliates of Davidson Kempner Capital Management (“Davidson Kempner”), affiliates of Fir Tree, Inc. (“Fir Tree”), and C12 Protium Value Opportunities Ltd. (“C12”).

The initial closing of the Private Placement (the “First Closing”) resulted in the issuance of $235 million worth of Common Stock and occurred on September 30, 2010 following shareholder approval at the Company’s Annual Meeting on September 28, 2010 and upon the exchange of 80,347 shares of Series C preferred stock held by the United States Department of the Treasury (the “Treasury”) for newly-created shares of Series C-1 preferred stock (the “TARP Exchange”) and subsequent conversion of such Series C-1 preferred shares into 52,225,550 shares of Common Stock (the “TARP Conversion”), the exchange of Series A and B preferred for up to 22,806,000 shares of Common Stock (the “Exchange Offers”), and approval of an amendment to the preferred stock designations (the “Preferred Amendments”).

The second closing, related to the issuance of an additional $20 million worth of Common Stock to the Investors (the “Second Closing” and collectively with the First Closing, the “Closings”), occurred on December 28, 2010.

In addition, under the terms of the Investment Agreements, the Company conducted a $40 million Rights Offering, which allowed existing shareholders of record on September 29, 2010 to purchase common shares at the same $0.40 purchase price per share as the Investors. Pursuant to the Investment Agreements, the Investors agreed to purchase any shares not sold in the Rights Offering pursuant to certain backstop commitments (the “Backstop”). Eligible shareholders who elected to participate in the Rights Offering purchased 24.4 million shares. Pursuant to the Investment Agreements, the Investors honored their backstop commitments to purchase at the same price per share the remaining 75.6 million shares not purchased by shareholders eligible to participate in the Rights Offering.

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

The allowance is based on two basic principles of accounting: (i) losses are accrued when occurrence is probable and can be reasonably estimated and (ii) losses are accrued based on the differences between the value of collateral, present value of future cash flows, or values that are observable in the secondary market and the loan balance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, credit concentrations, trends in historical loss experience, and current economic conditions.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are determined to be impaired. We evaluate for impairment loans classified with a risk rating of “Substandard” or worse with balances of $150,000 and greater, loans that are classified as troubled debt restructurings, and nonaccrual loans. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of payments expected to be received using the historical effective loan rate as the discount rate. Alternatively, the measurement also may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, the measurement may be based on the net realizable fair value of the collateral. With regard to housing price depreciation and homeowners’ loss in the equity of collateral, we rely upon appraisals to substantiate collateral values. In addition, we have developed a matrix to adjust the value of differing types of properties depending on the length of time since the most recent appraisal was received. The adjustment factors range from 0% to 55% and were based upon published statistics. We also take into consideration the markets where the properties are located and apply higher or lower range values depending on specific market conditions. In the event that the borrower’s financial strength and the collateral are not sufficient to support the loan value, the loan is treated as impaired and the shortfall is factored into the allowance for loan losses calculation as a specific reserve.

The general component covers loans not designated for a specific allowance and is based on historical loss experience adjusted for qualitative factors. To arrive at the general component, the loan portfolio is grouped by loan type. Each loan type is further subdivided by risk level as determined in our loan grading process. A weighted average historical loss rate is computed for each group of loans over the trailing thirty-six months with higher weightings assigned to the most recent months. In addition, an adjustment factor is applied. The adjustment factor represents management’s judgment that inherent losses in a given group of loans are different from historical loss rates due to environmental factors unique to that specific group of loans. These factors may relate to:

•	Growth rate factors within the particular loan group,

•	Whether the recent loss history for a particular group of loans differs from its historical loss rate,

•	Amount of loans in a particular group that have recently been designated as impaired and that may be indicative of future trends for this group,

•	Reported or observed difficulties that other banks are having with loans in the particular group;

•	Changes in the experience, ability, and depth of lending personnel,

•	Changes in the nature and volume of the loan portfolio and in the terms of loans, and

•	Changes in the volume and severity of past due loans, nonaccrual loans, and adversely classified loans.

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

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio at any particular time that may become evident at a future date pursuant to additional internal analysis or regulatory comment. Additional provisions for such losses, if necessary, would negatively impact earnings. As a result, our earnings could be adversely affected if our estimate of an adequate allowance is inaccurate by even a small amount.

Intangible Assets

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

The test for impairment and to measure the amount of impairment loss to be recognized is a two-step process. The first step involves comparing the fair value of the reporting unit with the carrying value of the reporting unit. The fair value of a reporting unit is computed using one or a combination of the following three methods: income method, market value, or cost method. The income method uses a discounted cash flow analysis to determine fair value by considering a reporting unit’s capital structure and applying a risk-adjusted discount rate to forecast earnings based on a capital asset pricing model. The market value method uses recent transaction analysis or publicly traded comparable analysis for similar assets and liabilities to determine fair value. The cost method assumes the net assets of a recent business combination accounted for under the purchase method of accounting will be recorded at fair value if no event or circumstance has occurred triggering a decline in the value. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s intangible assets may be impaired, and a second step of impairment testing will be performed. In the second step, the implied fair value of the reporting unit’s intangible assets is determined by allocating the reporting unit’s fair value to all its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of reporting unit intangible assets is lower than its carrying amount, the intangible asset is impaired and is written down to its implied fair value. The loss recognized is limited to the carrying amount of intangible assets. Once an impairment loss is recognized, future increases in fair value will not result in the reversal of previously recognized losses.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expense (benefit) represents the change during the period in the deferred tax assets and deferred tax liabilities.

We use the asset and liability method in accounting for income taxes. This method recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in our financial statements or tax returns.

Section 382 of the U.S. Internal Revenue Code of 1986, as amended, imposes an annual limit on the amount of net operating loss carryforwards that may be used to offset taxable income when an entity such as ours has undergone significant changes in its stock ownership or equity structure. The Company’s ability to use net operating losses is limited as a result of changes in its ownership. The Company is currently evaluating the extent of this limitation.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in the future years, and, as such, material changes would impact our financial condition and results of operations. As of December 31, 2010, we have recorded a valuation allowance of $128.1 million on our net deferred tax assets.

Estimates of Fair Value of Financial Instruments

We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Investment securities available for sale, derivative loan commitments, and loans held for sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans, foreclosed real estate and repossessed assets, goodwill, and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

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

We have developed policies and procedures to determine when markets for our financial assets and liabilities are inactive if the level and volume of activity has declined significantly relative to normal conditions. If markets are determined to be inactive, it may be appropriate to adjust price quotes received. The methodology we use to adjust the quotes generally involves weighing the price quotes and results of internal pricing techniques, such as the net present value of future expected cash flows (with observable inputs, where available) discounted at a rate of return market participants require to arrive at the fair value. The more active and orderly markets for particular security classes are determined to be, the more weight we assign to price quotes; whereas, the less active and orderly markets are determined to be, the less weight we assign to price quotes.

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

Analysis of Results of Operations

During 2010, we incurred a net loss available to common shareholders of $99.2 million, compared with a net loss available to common shareholders of $210.1 million for 2009. The net loss in 2010 was significantly impacted by the $211.8 million in provision for loan losses expense and was reduced by the favorable impact of $111.7 million from the conversion of preferred stock to Common Stock. The net loss in 2009 was largely attributable to $84.8 million in goodwill impairment charges, the establishment of a valuation allowance of $57.0 million for net deferred tax assets, and $134.2 million in provision for loan losses expense, which was necessary to increase reserves for potential loan losses due to the slow economy and declining real estate values. Diluted loss per common share was $0.51 for 2010, an increase of $9.12 over the diluted loss per common share of $9.63 for 2009.

Net Interest Income

Net interest income, a major component of our earnings, is the difference between the income generated by interest-earning assets reduced by the cost of interest-bearing liabilities. The net interest margin, defined as net interest income as a percentage of average earning assets, was 2.90%, 3.95%, and 3.89% in 2010, 2009, and 2008, respectively. Net interest income and net interest margin may be significantly impacted by variations in the volume and mix of interest-earning assets and interest-bearing liabilities, changes in the yields earned and rates paid, and the level of noninterest-bearing liabilities available to support earning assets. Our management team strives to maximize net interest income through prudent balance sheet administration, maintaining appropriate risk levels as determined by our ALCO and the Board of Directors.

Table 1 presents the average interest-earning assets and average interest-bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	2010			2009			2008
(in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest-earning assets
Loans	$2,034,022	$114,596	5.63%	$2,418,983	$142,969	5.91%	$646,211	$43,201	6.69%
Investment securities	217,379	6,749	3.10%	162,298	6,339	3.91%	41,711	1,677	4.02%
Interest-bearing deposits in other banks	150	4	2.67%	14,104	38	0.27%	9,632	246	2.55%
Overnight funds sold and due from FRB	364,029	850	0.23%	67,962	99	0.15%	3,030	53	1.75%

Total interest-earning assets	2,615,580	122,199	4.67%	2,663,347	149,445	5.61%	700,584	45,177	6.45%
Noninterest-earning assets	365,822			409,127			58,680

Total assets	$2,981,402			$3,072,474			$759,264

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities
Interest-bearing demand deposits	$855,154	$11,653	1.36%	$666,545	$7,512	1.13%	$81,014	$1,030	1.27%
Savings deposits	75,471	408	0.54%	111,177	1,110	1.00%	88,559	1,741	1.97%
Time deposits	1,376,812	25,663	1.86%	1,289,638	27,393	2.12%	282,150	11,321	4.01%

Total interest-bearing deposits	2,307,437	37,724	1.63%	2,067,360	36,015	1.74%	451,723	14,092	3.12%
Borrowings	272,517	8,516	3.12%	397,616	8,279	2.08%	94,101	3,825	4.06%

Total interest-bearing liabilities	2,579,954	46,240	1.79%	2,464,976	44,294	1.80%	545,824	17,917	3.28%
Noninterest-bearing liabilities
Demand deposits	242,532			258,246			110,667
Other liabilities	23,444			32,871			8,743

Total noninterest-bearing liabilities	265,976			291,117			119,410

Total liabilities	2,845,930			2,756,093			665,234
Shareholders’ equity	135,472			316,381			94,030

Total liabilities and shareholders’ equity	$2,981,402			$3,072,474			$759,264

Net interest income		$75,959			$105,151			$27,260

Net interest spread			2.88%			3.81%			3.17%
Net interest margin			2.90%			3.95%			3.89%

Note: Interest income from loans includes fees of $1,128 in 2010, $1,121 in 2009, and $817 in 2008. Average nonaccrual loans of $233,136 and $142,702 are excluded from average loans for 2010 and 2009, respectively. Average nonaccrual loans for 2008 were not material and are included in average loans above.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

	2010 Compared to 2009			2009 Compared to 2008
	Interest Income/ Expense Variance	Variance Attributable to		Interest Income/ Expense Variance	Variance Attributable to
(in thousands)		Rate	Volume		Rate	Volume
Interest-Earning Assets:
Loans	$(28,373)	$(6,438)	$(21,935)	$99,768	$(4,427)	$104,195
Investment securities	410	(633)	1,043	4,662	(46)	4,708
Interest-bearing deposits in other banks	(34)	(38)	4	(208)	(433)	225
Overnight funds sold and due from FRB	751	85	666	46	(2)	48

Total interest-earning assets	(27,246)	(7,024)	(20,222)	104,268	(4,908)	109,176
Interest-Bearing Liabilities:
Deposits	1,709	(1,853)	3,562	21,923	(3,088)	25,011
Borrowings	237	633	(396)	4,454	(792)	5,246

Total interest-bearing liabilities	1,946	(1,220)	3,166	26,377	(3,880)	30,257

Net interest income	$(29,192)	$(5,804)	$(23,388)	$77,891	$(1,028)	$78,919

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of change in each.

2010 Compared to 2009

Net interest income was $76.0 million during the year ended December 31, 2010, representing a decrease of $29.2 million or 28% as compared with 2009. The 2010 decrease in net interest income resulted from the decline in average performing loans of $385.0 million from 2009 to 2010 partially offset by the increase of $55.1 million in investment securities and $296.1 million in overnight funds sold and due from FRB, both lower interest-yielding assets. Net interest income was negatively affected by a decline in the average yield on interest-earning assets from 5.61% in 2009 to 4.67% in 2010. These changes in average yield and rate produced a net interest spread that decreased from 3.81% in 2009 to 2.88% in 2010.

Interest-earning assets consist primarily of loans, investment securities, interest-bearing deposits in other banks, and overnight funds sold and due from FRB. Interest income on loans, including fees, decreased $28.4 million to $114.6 million for the year ended December 31, 2010 compared to the same time period during 2009. This decrease resulted from a $385.0 million decrease in average interest-earning loans and a 28-basis point decline in the average yield on loans. Interest income on investment securities increased $410 thousand to $6.7 million for the year ended December 31, 2010, compared to the same time period during 2009. This increase was due to a $55.1 million increase in average investment securities. The increase was partially offset by an 81-basis point reduction in the average yield on investment securities from 2009 to 2010. Interest income on interest-bearing deposits in other banks decreased $34 thousand from 2009 to 2010. This decrease was primarily the result of a $14.0 million decrease in average interest-bearing deposits in other banks. Interest income on overnight funds sold and due from FRB increased $751 thousand for the year ended December 31, 2010 compared to the same period ended 2009. This increase was largely due to the $296.1 million increase in average overnight funds sold and due from FRB and an 8-basis point increase experienced in the average interest yield of average overnight funds sold and due from FRB.

Our interest-bearing liabilities consist of deposit accounts and borrowings. Interest expense on deposits increased $1.7 million to $37.7 million for the year ended December 31, 2010 compared to the same time period during 2009. This increase resulted from a $240.1 million increase in average interest-bearing deposits, offset by an 11-basis point decrease in the average interest rate on deposits. This decrease in our average deposit rates resulted in large part from declining rates on certificates of deposits and savings deposits. Our average rate on time deposits decreased from 2.12% in 2009 to 1.86% in 2010 and our average rate on savings deposits decreased from 1.00% in 2009 to 0.54% in 2010. Interest expense on borrowings, which consisted of FHLB borrowings and other borrowings increased $237 thousand to $8.5 million for the year ended December 31, 2010 compared to the same time period during 2009. The 104-basis point increase in the average interest rate on borrowings netted against a $125.1 million decrease in average borrowings produced this result.

2009 Compared to 2008

Net interest income was $105.2 million during the year ended December 31, 2009, representing an increase of $77.9 million or 286% as compared with 2008. The 2009 increase in net interest income resulted from growth in average loans of $1.8 billion from 2008 to 2009, largely the result of loans acquired in the GFH merger. Additionally, we benefited from a 148-basis point decrease in the average rate paid on interest-bearing liabilities from 3.28% in 2008 to 1.80% in 2009. Also, favorable reductions in interest expense due to the amortization of fair value adjustments generated in the acquisitions of Shore Financial Corporation (“SFC”) and GFH in the amount of $13.3 million impacted 2009 net interest income. Net interest income was negatively affected by a decline in the average yield on interest-earning assets from 6.45% in 2008 to 5.61% in 2009. These changes in average yield and rate produced a net interest spread which increased from 3.17% in 2008 to 3.81% in 2009.

Noninterest Income

Table 3: Noninterest Income

(in thousands)				2010 Compared to 2009		2009 Compared to 2008
	2010	2009	2008	$	%	$	%

Service charges on deposit accounts	$6,587	$8,117	$3,379	$(1,530)	(19)%	$4,738	140%
Mortgage banking revenue	11,269	4,642	—	6,627	143	4,642	—
Gain on sale of investment securities	468	4,274	457	(3,806)	(89)	3,817	835
Gain (loss) on sale of premises and equipment	165	(29)	519	194	(669)	(548)	(106)
Extinguishment of debt charge	—	(1,962)	—	1,962	—	(1,962)	—
Losses on foreclosed real estate and repossessed assets	(11,228)	(1,204)	—	(10,024)	833	(1,204)	—
Other-than-temporary impairment of securities	(67)	(2,469)	(561)	2,402	(97)	(1,908)	340
Insurance revenue	4,512	4,901	—	(389)	(8)	4,901	—
Brokerage revenue	278	354	—	(76)	(21)	354	—
Income from bank-owned life insurance	1,858	1,658	—	200	12	1,658	—
Visa check card income	2,091	1,810	541	281	16	1,269	235
ATM surcharge fees	365	406	213	(41)	(10)	193	91
Rental income	388	187	—	201	107	187	—
Other	1,952	1,640	1,432	312	19	208	15

Total noninterest income	$18,638	$22,325	$5,980	$(3,687)	(17)%	$16,345	273%

2010 Compared to 2009

As shown in Table 3, we reported a decrease in total noninterest income of $3.7 million or 17% in 2010 over 2009. Noninterest income comprised 13% of total revenue in 2010 and 13% in 2009. Our largest source of noninterest income in 2010 was mortgage banking revenue which increased $6.6 million or 143% to $11.3 million for the year ended December 31, 2010 compared to the same period in 2009. The increase was primarily attributed to the addition of our joint venture with DNJ Mortgage in January 2010 and the increase in the mortgage origination volume in 2010. Additionally, we have insurance and brokerage subsidiaries; revenue from these operations was $4.5 million and $278 thousand, respectively, in 2010 and $4.9 million and $354 thousand, respectively, in 2009. Service charges on deposit accounts decreased $1.5 million to $6.6 million from 2009 to 2010 with the reduction of insufficient funds fees charged. We incurred an extinguishment of debt charge during 2009 of $2.0 million on the early payoff of two FHLB advances. In order to restructure our investment portfolio to lower our risk-weighted assets for regulatory capital ratio purposes during 2009, we sold securities with higher risk weights and reinvested in securities with lower risk weights. We generated gains on sales of investment securities of $468 thousand in 2010 and $4.3 million in 2009. The deteriorating economy during 2010 caused losses on foreclosed real estate and repossessed assets of $11.2 million and other-than-temporary impairments in our securities portfolios of $67 thousand, respectively, were incurred during 2010 and included as a reduction to noninterest income. Similarly, during 2009, losses on foreclosed real estate and repossessed assets of $1.2 million and other-than-temporary impairment of securities of $2.5 thousand were incurred.

2009 Compared to 2008

We reported an increase in total noninterest income of $16.3 million or 273% in 2009 over 2008. Our largest source of noninterest income in 2009 was service charges on deposit accounts which increased $4.7 million or 140% to $8.1 million for the year ended December 31, 2009 compared to the same period in 2008. The increase was primarily attributed to service charges on the accounts acquired with the SFC and GFH mergers. Additionally, as part of the GFH merger, we acquired mortgage, insurance, and brokerage subsidiaries; revenue from these operations was $4.6 million, $4.9 million, and $354 thousand, respectively. We had no such income during 2008. We generated gains on sales of investment securities of $4.3 million in 2009 and $457 thousand in 2008. The deteriorating economy during 2009 caused losses on foreclosed real estate and repossessed assets of $1.2 million. Other-than-temporary impairment of investment securities of $2.5 million were incurred during 2009 and included as a reduction to noninterest income. Other-than-temporary impairment of securities of $561 thousand was incurred during 2008.

Noninterest Expense

Table 4: Noninterest Expense

(in thousands)				2010 Compared to 2009		2009 Compared to 2008
	2010	2009	2008	$	%	$	%

Salaries and employee benefits	$45,844	$42,285	$11,518	$3,559	8%	$30,767	267%
Occupancy	9,006	9,044	2,261	(38)	—	6,783	300
Professional fees	7,418	2,883	383	4,535	157	2,500	653
Data processing	5,037	5,368	1,189	(331)	(6)	4,179	351
Problem loan and repossessed asset costs	4,711	934	—	3,777	404	934	—
Impairment of goodwill	—	84,837	—	(84,837)	—	84,837	—
FDIC insurance	4,278	5,661	262	(1,383)	(24)	5,399	2061
Equipment	4,034	4,735	663	(701)	(15)	4,072	614
Amortization of intangible assets	1,981	2,546	365	(565)	(22)	2,181	598
Bank franchise tax	1,941	1,922	621	19	1	1,301	210
Telephone and postage	1,678	1,599	481	79	5	1,118	232
Stationary, printing, and office supplies	893	894	229	(1)	—	665	290
Advertising and marketing	865	888	412	(23)	(3)	476	116
Appraisal fees	679	154	—	525	341	154	—
Directors’ and regional board fees	554	1,020	443	(466)	(46)	577	130
Other	6,413	6,025	2,160	388	6	3,865	179

Total noninterest expense	$95,332	$170,795	$20,987	$(75,463)	(44)%	$149,808	714%

2010 Compared to 2009

Noninterest expense represents our overhead expenses. The efficiency ratio, calculated by dividing noninterest expense by the sum of net interest income and noninterest income excluding securities gains was 101% in 2010 compared to 139% in 2009. The decrease of $30.9 million in our total revenue negatively impacted our efficiency ratio for 2010. The impairment of goodwill impacted our efficiency ratio during 2009 which would have been approximately 70% if impairment of goodwill was excluded from the calculation.

As shown in Table 4, total noninterest expense decreased $75.5 million or 44% during the year ended December 31, 2010 compared to the same period of 2009. This decrease was primarily the result of a non-cash goodwill impairment charge of

$84.8 million incurred during 2009. Salaries and employee benefits expense increased 8% to $45.8 million for the year ended December 31, 2010 compared to the same period in 2009 as a direct result of increases in mortgage employee compensation added in the last half of 2010 because of the increase in origination volumes and the resulting increase in headcount. Occupancy expenses decreased by $38 thousand for the year ended December 31, 2010 compared to the same period in 2009 due to the closure of several branches during 2010 which were in close proximity to other branches acquired in the GFH and SFC mergers. Data processing expense posted a decrease of $331 thousand for 2010 over the $5.4 million for 2009 caused by the reclassification of costs into subcategories of other noninterest expense that better reflect their nature. FDIC insurance was $4.3 million for the year ended December 31, 2010 compared with $5.7 million for the same period in 2009. This was directly a result of a special FDIC insurance assessment incurred during 2009 that resulted in an approximate one-time cost of $1.4 million. For the year ended December 31, 2010, equipment expenses were $4.0 million compared to $4.7 million for comparative 2009, reflecting the write-down of certain obsolete data processing equipment during 2009.

2009 Compared to 2008

Total noninterest expense increased $149.8 million or 714% during the year ended December 31, 2009 compared to the same period in 2008. Only seven months of SFC’s expenses were included in our total 2008 operations. Similarly, none of GFH’s expenses were included in our 2008 operations. A full year of expenses for both SFC and GFH were included in our 2009 operations. The efficiency ratio was 139% in 2009 compared to 64% in 2008. The addition of SFC and GFH as well as the impairment of goodwill impacted our efficiency ratio during 2009 and would have been approximately 70% if impairment of goodwill was excluded from the calculation.

Provision for Income Taxes

Income tax benefit for 2010 was $2.2 million compared to an income tax expense of $23.9 million and $3.7 million for 2009 and 2008, respectively. Our effective tax rate for the years ended December 31, 2010, 2009, and 2008 was 1.03%, 13.47%, and 33.78%, respectively. The income tax benefit for 2010 relates to an expected refund related to amended tax returns from prior years. The income tax expense for 2009 was much higher than expected largely because the $84.8 million goodwill impairment charge recorded in 2009 was not deductable for income tax purposes. Also affecting the provision for income taxes and the effective tax rate in 2009 was the establishment of a valuation reserve in the amount of $57.0 million for the net deferred tax asset balance. The balance of the valuation reserve as of December 31, 2010 was $128.1 million. Additional information regarding the valuation allowance can be found in Note 25, Income Taxes, of the Notes to the Consolidated Financial Statements.

Analysis of Financial Condition

Total assets at December 31, 2010 were $2.9 billion, a decrease of $19.4 million or 1% over December 31, 2009 total assets. This decrease was primarily associated with a $467.9 million decrease in loans and a $24.6 million increase in allowance for loan losses offset by an increase of $301.6 million in overnight funds sold and due from FRB and a $173.2 million increase in investment securities available for sale.

Investment Securities

Our investment portfolio at December 31, 2010 primarily consisted of available-for-sale U.S. agency and mortgage-backed securities. Our available-for-sale securities are reported at estimated fair value. They are used primarily for liquidity, pledging, earnings, and asset / liability management purposes and are reviewed quarterly for possible impairment. At year-end 2010, the estimated fair value of our available-for-sale investment securities was $334.2 million, an increase of 108% over 2009. The estimated fair value at December 31, 2009 was $161.1 million, an increase of 8% over the $149.6 million at year-end 2008. The increase between 2009 and 2010 was primarily the result of utilizing the funds obtained in the capital raise to purchase interest-earning investment securities. The average balance of our investment securities for 2010 was $217.4 million compared to $162.3 million for 2009.

Table 5 displays the contractual maturities and weighted average yields from investment securities at year-end 2010. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 5: Investment Maturities and Yields

(in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield
U.S. agency securities:
After 1 year but within 5 years	$5,670	$5,884	2.90%
After 5 years but within 10 years	30,003	29,521	2.62%
Over 10 years	54,176	53,297	2.38%

Total U.S. agency securities	89,849	88,702	2.49%

Mortgage-backed securities:
After 5 years but within 10 years	5,219	5,167	1.92%
After 10 years	236,751	238,181	2.79%

Total mortgage-backed securities	241,970	243,348	2.77%

Equity securities	2,101	2,187	—

Total investment securities available for sale	$333,920	$334,237	2.69%

Table 6 provides information regarding the composition of our securities portfolio showing selected maturities and yields. For more information on securities, refer to Note 5, Investment Securities, of the Notes to the Consolidated Financial Statements.

Table 6: Composition of Securities Portfolio

	December 31,
	2010			2009			2008
(in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield
Securities available for sale:
U.S. agency	$89,849	$88,702	2.49%	$11,376	$11,444	3.65%	$24,584	$24,999	4.32%
State and municipal	—	—	—	1,279	1,306	4.88%	18,186	18,217	5.53%
Mortgage-backed	241,970	243,348	2.77%	146,583	145,726	3.49%	95,202	95,248	5.49%
Corporate	—	—	—	—	—	—	5,093	5,093	5.15%
Equity	2,101	2,187	—	2,966	2,586	—	6,747	6,080	—

Total securities available for sale	$333,920	$334,237	2.69%	$162,204	$161,062	3.51%	$149,812	$149,637	5.04%

We do not use derivatives or other off-balance sheet transactions, such as futures contracts, forward obligations, interest rate swaps, or options.

Overnight Funds Sold and Due From FRB

Overnight funds sold and due from FRB are temporary investments used primarily for daily cash management purposes and, as a result, daily balances vary. As of year-end 2010, overnight funds sold and due from FRB were $440.8 million compared to $139.2 million as of year-end 2009, with the increase primarily resulting from the capital infusion during 2010. For liquidity purposes, the funds were placed at the FRB where they were immediately accessible and favorably risk weighted for capital ratio calculations. Overnight funds are comprised of federal funds sold.

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

As shown in Table 7, the overall loan portfolio decreased $467.9 million or 19% from year-end 2009 to year-end 2010. During 2010, management reduced the percentage of construction and development loans from 31% of the loan portfolio to 24% in an effort to reduce the concentration risk of construction loans in the portfolio. Management intends to continue reducing the percentage of construction and development loans to lower its risk exposure to this type of lending and to capitalize on other lending opportunities available in our markets.

Table 7: Loans by Classification

	December 31,
(in thousands)	2010		2009		2008		2007		2006
	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial & Industrial	$304,550	15%	$361,256	15%	$451,426	17%	$109,783	23%	$72,133	19%
Construction	475,284	24%	757,702	31%	897,288	34%	165,469	35%	116,812	31%
Real estate - commercial mortgage	658,969	34%	740,570	30%	673,351	26%	151,601	32%	140,260	37%
Real estate - residential mortgage	487,559	25%	524,853	22%	528,760	21%	38,523	8%	25,523	7%
Installment loans to individuals	32,708	2%	42,858	2%	50,085	2%	11,976	2%	20,599	6%
Deferred loan fees and related costs	(303)	—	(547)	—	(1,384)	—	(203)	—	(283)	—

Total loans	$1,958,767	100%	$2,426,692	100%	$2,599,526	100%	$477,149	100%	$375,044	100%

Commercial loans consist of loans to businesses which typically are not collateralized by real estate. Generally, the purpose of commercial loans is for the financing of accounts receivable, inventory, or equipment and machinery. Our commercial loan portfolio decreased $56.7 million from the 2009 year-end balance of $361.3 million to the 2010 year-end balance of $304.6 million. The commercial loan category decreased 20% from year-end 2008 to year-end 2009.

Construction loans decreased $282.4 million from the year-end 2009 balance of $757.7 million to the year-end 2010 balance of $475.3 million, thus lowering the concentration of construction loans to 24% of the total loan portfolio at December 31, 2010 compared with 31% at December 31, 2009. These loans are usually collateralized by the underlying real estate. Our construction loans at December 31, 2010 included $56.5 million of interest reserve loans. The interest on these loans is paid out of an interest reserve, where interest costs are funded out of the proceeds of the construction loan. Construction and development loans have historically been made to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties, and commercial projects, as well as the development of residential neighborhoods and commercial office parks. The construction loan category decreased 16% from year-end 2008 to year-end 2009.

We make real estate-commercial mortgage loans for the purchase and refinancing of owner occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities, and other non-residential types of properties. Our real estate-commercial mortgage loan portfolio decreased $81.6 million from the 2009 year-end balance of $740.6 million to the 2010 year-end balance of $659.0 million. Our real estate - commercial mortgage loan category increased 10% from year-end 2008 to year-end 2009.

The real estate-residential mortgage portfolio includes first and second mortgage loans, home equity lines of credit, and other term loans secured by first and second mortgages. First mortgage loans are generally for the purchase of primary residences, second homes, or residential investment property. Second mortgages and home equity loans are generally for personal, family, and household purposes such as home improvements, major purchases, education, and other personal needs. The real estate - residential mortgage loan portfolio decreased $37.3 million from the 2009 year-end balance of $524.9 million to the 2010 year-end balance of $487.6 million. The real estate - residential mortgage loan category decreased 1% from year-end 2008 to year-end 2009.

Installment loans to individuals are made primarily for personal, family, and general household purposes. More specifically, we make automobile loans, home improvement loans, loans for vacations, and debt consolidation loans. The installment loan portfolio decreased $10.2 million from the 2009 year-end balance of $42.9 million to the 2010 year-end balance of $32.7 million. The installment loan category decreased 14% from year-end 2008 to year-end 2009.

The contraction seen in all loan categories stems from the write-off of problem credits as well as low new loan demand from credit-worthy borrowers. Our continued focus will be on absorbing the acquired companies’ loan portfolios and managing the entire loan portfolio through the current challenging economic conditions. Additionally, our prudent business practices and internal guidelines and underwriting standards will continue to be followed in making lending decisions in order to manage exposure to loan losses.

Table 8 indicates our loans by geographic area as of December 31, 2010.

Table 8: Loans by Geographic Location

(in thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total

Hampton Roads	$198,869	$190,245	$316,114	$129,623	$18,032	$852,883
Triangle	33,742	66,612	86,851	60,137	623	247,965
Richmond	17,820	60,675	74,524	44,290	438	197,747
Outer Banks	8,919	29,306	61,944	66,527	2,873	169,569
Eastern Shore	12,495	29,326	40,950	120,245	4,897	207,913
Northeast NC	26,352	50,646	39,448	53,440	5,845	175,731
Wilmington	6,353	48,474	39,138	13,297	—	107,262

Total loans	$304,550	$475,284	$658,969	$487,559	$32,708	$1,959,070

Note: This table does not include deferred loan fees.

Table 9 sets forth the maturity periods of our loan portfolio as of December 31, 2010. Demand loans are reported as due within one year. Since the majority of our loan portfolio is short-term, we can re-price our portfolio frequently to adjust the portfolio to current market rates.

Table 9: Loan Maturities Schedule

(in thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$140,297	$216,313	$86,653	$54,326	$1,989	$499,578
1 to 5 years	29,450	26,369	59,706	45,759	6,043	167,327
After 5 years	3,580	12,149	60,202	220,507	339	296,777

Total variable rate	173,327	254,831	206,561	320,592	8,371	963,682

Fixed Rate:
Within 1 year	28,589	171,258	110,686	41,465	2,790	354,788
1 to 5 years	101,106	45,843	318,088	71,878	21,157	558,072
5 years	1,528	3,352	23,634	53,624	390	82,528

Total fixed rate	131,223	220,453	452,408	166,967	24,337	995,388

Total maturities	$304,550	$475,284	$658,969	$487,559	$32,708	$1,959,070

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

During 2009, when significant deterioration in credit quality became evident, through increased delinquencies, nonaccrual loans, and charge-offs, we employed both internal resources as well as the resources of an independent third party credit consultant. A variety of initiatives were undertaken to bolster the loan grading function and the determination of the allowance for loan losses. Initiatives and procedures which augmented the loan function included acquisition and development of loan reviews, interest reserve loan reviews, past due loan reviews, forecasting reviews, standard loan reviews, loans presented for approval and renewal, relationship reviews, and cash flow analyses. Following our internal review of credit quality, an independent credit consulting firm assisted us with the establishment of fair values for the loan portfolio. Based upon evidence of rapid deterioration in credit quality affecting a significant volume of loans and continued weakening of economic conditions, we made additional modifications to our model for determining the loan loss allowance. We conformed the application of risk grades in the allowance calculation, changed the time for impairment factor from a variable period to one year, and made upward adjustments to the factors applied to loans with real estate collateral in those markets that were experiencing the most significant rates of decline.

In the first quarter of 2010, we modified our historical loss factor from a three-year average to a weighted three-year quarterly average to place greater emphasis on current conditions. On a net basis, this change resulted in an increase to the allowance for loan losses as more recent charge-off history was weighted more heavily than prior history when losses were extremely low.

Primarily as a result of the increase in impaired loans, the allowance for loan losses increased significantly during 2010 and 2009, both in dollars and as a percentage of total loans. Since risks to the loan portfolio include general economic trends as well as conditions affecting individual borrowers, the allowance is an estimate. The allowance for loan losses was $157.3 million or 8.03% of outstanding loans as of December 31, 2010 compared with $132.7 million or 5.47% of outstanding loans as of December 31, 2009. We increased the allowance for loan losses $24.6 million (net of charge-offs and recoveries) during 2010 as a result of our recognition of deterioration in loan credit quality, continued softening in the economy, decreases in real estate values, and increases in charge-offs and non-performing assets. Net charge-offs were $187.2 million for the year ended December 31, 2010 compared with the $52.7 million on December 31, 2009. Our provision for loan losses in 2010 was $211.8 million compared to $134.2 million in 2009 and $1.4 million in 2008. Management will continue to adjust the allowance for loan losses in 2011 as the portfolio performance dictates.

As part of the loan loss reserve methodology, loans are categorized into one of five categories: commercial, construction, commercial real estate, residential real estate, and consumer installment. These categories are further subdivided by assigned asset quality. Loss factors are calculated using qualitative data and then are applied to each of the loan pools to determine a reserve level for each of the five pools of loans. In addition, special allocations may be assigned to nonaccrual or other problem credits. An analysis of the allowance for loans losses for years-end 2010, 2009, 2008, 2007, and 2006 is shown in Table 10. Additional information about the allowance for loan losses can be found in Note 1, Basis of Financial Statement Presentation and Summary of Significant Accounting Policies, and Note 6, Financing Receivables and Allowance for Credit Losses, of the Notes to the Consolidated Financial Statements.

Table 10: Allowance for Loan Losses Analysis

(in thousands)	2010	2009	2008	2007	2006
Allowance for Loan Losses:
Balance at beginning of year	$132,697	$51,218	$5,043	$3,911	$3,597
Acquired through SFC acquisition	—	—	2,932	—	—
Acquired through GFH acquisition	—	—	42,060	—	—
Charge-offs:
Commercial	(25,187)	(11,975)	(37)	—	—
Construction	(103,268)	(22,900)	—	(91)	—
Real estate - commercial mortgage	(49,419)	(10,882)	—	—	—
Real estate - residential mortgage	(14,012)	(6,587)	(157)	—	—
Installment loans to individuals	(1,540)	(1,192)	(143)	(18)	(59)

Total charge-offs	(193,426)	(53,536)	(337)	(109)	(59)
Recoveries:
Commercial	1,049	291	—	—	166
Construction	3,328	29	4	—	—
Real estate - commercial mortgage	1,221	108	—	—	—
Real estate - residential mortgage	415	169	—	—	—
Installment loans to individuals	169	195	98	9	27

Total recoveries	6,182	792	102	9	193

Net (charge-offs) recoveries	(187,244)	(52,744)	(235)	(100)	134
Provision for loan losses	211,800	134,223	1,418	1,232	180

Balance at end of year	$157,253	$132,697	$51,218	$5,043	$3,911

Allowance for loan losses to year-end loans	8.03%	5.47%	1.97%	1.06%	1.04%
Ratio of net (charge-offs) recoveries to average loans	(6.48)%	(2.06)%	(0.04)%	(0.02)%	0.04%

The allowance consists of specific, general, and unallocated components. Table 11 provides an allocation of the allowance for loan losses and other related information at December 31, 2010 and 2009.

Table 11: Allowance for Loan Losses Components and Related Data

	December 31,
(in thousands)	2010	2009

Allowance for loan losses:
Pooled component	$58,623	$34,050
Specific component	89,838	91,488
Unallocated component	8,792	7,159

Total	$157,253	$132,697

Impaired loans	$356,876	$469,068
Non-impaired loans	1,601,891	1,957,624

Total loans	$1,958,767	$2,426,692

Pooled component as % of non-impaired loans	3.66%	1.74%
Specific component as % of impaired loans	25.17%	19.50%

Allowance as % of loans	8.03%	5.47%
Allowance as % of nonaccrual loans	61.43%	53.44%

The pooled component of the allowance increased throughout 2010 by $24.5 million to $58.6 million at December 31, 2010 from $34.1 million at December 31, 2009. The general component of the allowance is based on several factors, including historical loan loss experience in accordance with our existing charge-off policy as well as economic and other qualitative considerations. Historical loss rates are based on a three-year weighted quarterly average with recent period loss rates weighted more heavily. An adjustment is then applied to each loss rate based on assessments of loss trends, collateral values, and economic and business influences impacting expected losses. The increase in the pooled component of our allowance for loan losses is related to higher levels of charge-offs experienced during 2010 impacting our historical loss rates.

The specific component of our allowance for loan losses decreased slightly in the fourth quarter of 2010. During 2010, loan credit quality continued to decline as evidenced by the significant increases in loan charge-offs. Specific loan loss allocations decreased $1.7 million to $89.8 million at December 31, 2010 from $91.5 million at December 31, 2009. The decrease was attributable to a significant decrease in impaired loans from $469.1 million as of December 31, 2009 to $356.9 million as of December 31, 2010. Of these loans, $256.0 million were on nonaccrual status at December 31, 2010.

The specific allowance for loan losses necessary for these loans is based on a loan-by-loan analysis and varies between impaired loans largely due to the level of collateral. As a result, the ratio of allowance for loan losses to nonaccrual loans is not sufficient for measuring the adequacy of the allowance for loan losses. Table 12 provides additional ratios that measure the adequacy of our allowance for loan losses.

Table 12: Adequacy of Loan Loss Allowance

	December 31, 2010	December 31, 2009

Non-performing loans for which full loss has been charged off to total loans	2.60%	0.91%

Non-performing loans for which full loss has been charged off to non-performing loans	19.91%	8.91%

Charge off rate for nonperforming loans for which the full loss has been charged off	48.08%	42.46%

Coverage ratio net of nonperforming loans for which the full loss has been charged off	76.70%	58.67%

Total allowance divided by total loans less nonperforming loans for which the full loss has been charged off	8.24%	5.52%

Allowance for individually impaired loans divided by impaired loans for which an allowance has been provided	36.00%	19.50%

The unallocated portion of the loan loss allowance increased $1.6 million to $8.8 million at December 31, 2010 from $7.2 million at December 31, 2009. Given the inherent risk embedded within the portfolio, the Company believes that the increased unallocated reserve is warranted to offset any potential credit risk that has yet to be identified.

We allocated the allowance for loan losses to the categories as shown in Table 13. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any loan category.

Table 13: Allocation of Allowance for Loan Losses

(in thousands)	2010	2009	2008	2007	2006

Commercial and Industrial	$18,610	$23,819	$10,374	$1,447	$1,058
Construction	83,052	57,958	18,529	1,522	993
Real estate - commercial mortgage	25,426	29,700	10,959	1,395	1,192
Real estate - residential mortgage	17,973	12,589	8,009	264	160
Installment loans to individuals	3,400	1,473	506	166	290
Unallocated	8,792	7,158	2,841	249	218

Total allowance for loan losses	$157,253	$132,697	$51,218	$5,043	$3,911

If a loan is considered impaired, it is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price or the net realizable fair value of the collateral if the loan is collateral dependent. When a loan is determined to be a collateral dependent impaired loan, the Company may order an updated appraisal unless a current appraisal is already on hand. The appraised value, adjusted for estimated selling costs, is used to determine net realizable value. The Company also maintains a valuation matrix which is used to discount appraised values. This matrix is also used in cases where there was a delay in obtaining an updated appraisal. Occasionally, valuations are appropriately adjusted based on facts known to the Company, such as list prices or property condition. For example, an appraisal may assume the collateral is in good condition, but the Company’s credit administration area subsequently learns that repairs are necessary to bring the property into saleable condition. Another example would be when the Company maintains an appraisal of a lot in a subdivision, and credit administration learns of a subsequent sale of similarly situated lots in the same area at lower prices. In both cases, downward adjustments in value are appropriately made to reflect our understanding of current conditions. When appraisals were not required at inception, various valuation methods include, but are not limited to, current tax assessments by the city or county, discounted purchase price, or current listing price as verified by a reputable market agent.

Prior to any foreclosure proceedings relative to real estate secured credits, a current appraised value is obtained. Total impaired loans were $356.9 million at December 31, 2010, a decrease of $112.2 million from December 31, 2009. Of these loans, $256.0 million were in nonaccrual status at December 31, 2010. During 2010, the allowance as a percentage of nonaccrual loans increased to 61.43% at December 31, 2010 from 53.44% at December 31, 2009.

At year-end 2010, management believed the allowance for loan losses is commensurate with the risk existing in our loan portfolio and is directionally consistent with the change in the quality of our loan portfolio. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available at the time of the examinations.

Non-Performing Assets

Total non-performing assets were $315.4 million or 11% of total assets at year-end 2010 as compared to $257.2 million or 9% of total assets at year-end 2009. Management classifies non-performing assets as those loans in nonaccrual status; those loans on which payments have been delinquent 90 days or more, but are still accruing interest; and foreclosed real estate and repossessed assets. At December 31, 2010 and 2009 we had no loans categorized as 90 days or more past due and still accruing interest. We had $59.4 million and $8.9 million of foreclosed real estate and repossessed assets at December 31, 2010 and 2009, respectively. Management closely reviews the composition of non-performing assets and related collateral values.

As shown in Table 14, nonaccrual loans were $256.0 million at December 31, 2010 compared to $248.3 million at December 31, 2009. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due. If income on nonaccrual loans had been recorded under original terms, $26.6 million and $12.6 million of additional interest income would have been recorded in 2010 and 2009, respectively.

Table 14: Nonaccrual Loans

	December 31,
(in thousands)	2010	2009

Commercial and Industrial	$25,346	$24,803
Construction	139,668	150,325
Real estate-commercial mortgage	52,535	50,858
Real estate-residential mortgage	37,151	22,146
Installment loans (to individuals)	1,292	171

Total nonaccrual loans	$255,992	$248,303

Deposits

Deposits are the primary source of funds for use in lending and general business purposes. Our balance sheet growth is largely determined by the availability of deposits in our markets and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Total deposits at December 31, 2010 were $2.4 billion, a decrease of $74.9 million or 3% over December 31, 2009. Total brokered deposits were $136.8 million or 6% of deposits at December 31, 2010, which was a decrease of $249.6 million from total brokered deposits of $386.4 million at December 31, 2009.

As shown in Table 15, we have experienced a shift in the composition of deposits to favor time deposits $100 thousand or more due to the increase in FDIC insurance to $250 thousand and our use of national market rate boards to increase time deposits during 2010.

Table 15: Deposits by Classification

	December 31,
(dollars in thousands)	2010		2009		2009
	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest-bearing demand	$224,440	9%	$248,682	10%	$240,813	11%
Interest- bearing demand	725,816	30%	916,865	37%	684,009	30%
Savings	65,620	3%	82,860	3%	118,001	5%
Time deposits less than $100	703,006	29%	889,788	36%	858,787	37%
Time deposits $100 or more	701,279	29%	356,845	14%	394,536	17%

Total deposits	$2,420,161	100%	$2,495,040	100%	$2,296,146	100%

At December 31, 2010, noninterest-bearing demand deposits were $224.4 million, a decrease of $24.3 million from the $248.7 million at December 31, 2009.

Interest-bearing demand deposits at year-end 2010 were $725.8 million, a decrease of $191.0 million over comparative 2009. Interest-bearing demand deposits included $18.9 million of brokered money market funds at December 31, 2010, which was $28.7 million lower than the balance of brokered money market funds of $47.6 million outstanding at December 31, 2009. This decrease was primarily attributable to a decrease in rates paid on our promotional interest-bearing money market account and the resultant withdrawal of account balances.

At year-end 2010 savings accounts were $65.6 million, a decrease of $17.2 million from 2009. The decrease was due to internal transfers of accounts to higher yielding deposit products.

Time deposits with balances less than $100 thousand decreased $186.8 million or 21% during 2010 from 2009 while time deposits with balances of $100 thousand or more increased $344.4 million or 97% during 2010 over 2009. Brokered CDs represented $117.9 million or 5% of the December 31, 2010 total deposits, which was a decrease of $220.9 million over the $338.8 million of brokered CDs outstanding at December 31, 2009.

The Company continues to focus on core deposit growth as its primary source of funding. Core deposits typically are non-brokered and consist of noninterest-bearing demand accounts, interest-bearing checking accounts, money market accounts, savings accounts, and time deposits of less than $100 thousand. We have entered into a Written Agreement with the Federal Reserve Bank of Richmond and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Written Agreement”). Pursuant to the Written Agreement BOHR is restricted in the amount of new brokered deposits it may obtain. Core deposits totaled $1.6 billion or 65% of total deposits at year-end 2010 and $1.8 billion or 70% of total deposits at year-end 2009.

Borrowings

Additional sources of funds are short-term and long-term borrowings from various sources including purchased funds from correspondent banks, the FRB discount window, FHLB, reverse repurchase accounts, and trust preferred securities. At December 31, 2010 and 2009, we had advances from the FHLB totaling $213.4 million and $228.2 million, respectively. As shown in Table 16, maturities of FHLB borrowings at December 31, 2010 were as follows:

Table 16: FHLB Borrowings

Balance (in thousands)

2011	$15,000
2012	193,136
2013	—
2014	5,217

$213,353

FHLB borrowings carry a weighted-average interest rate of 4.03% as of December 31, 2010 (excluding the impact of purchase accounting adjustments) and are all convertible at FHLB’s option on the interest payment dates to either one or three month LIBOR except for eight fixed-rate advances that total $52.7 million. The FHLB borrowings were collateralized with residential real estate loans, commercial real estate loans, and investment securities.

We have two reverse repurchase agreements. Each repurchase agreement has an original principal balance of $10.0 million and is collateralized with mortgage-backed securities with a similar fair market value. The first repurchase agreement has a five-year term with an interest rate fixed at 4.99% until it is repurchased by the counterparty on August 1, 2011. The second repurchase agreement has a seven-year term with a repurchase date of August 1, 2013. The interest rate of this agreement is a variable rate of 9.85% minus three-month LIBOR (0.30% at December 31, 2010), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2010 was 5.85%. Both agreements are callable by the counterparty on a quarterly basis. The estimated carrying value of these agreements as of December 31, 2010 was $20.5 million.

We have four placements of trust preferred securities, as shown in Table 17.

Table 17: Trust Preferred Securities

	Par Amount (in thousands)	Interest Rate	Redeemable On Or After	Mandatory Redemption

Gateway Capital Statutory Trust I	$8,000	LIBOR + 3.10%	September 17, 2008	September 17, 2033
Gateway Capital Statutory Trust II	7,000	LIBOR + 2.65%	July 17, 2009	June 17, 2034
Gateway Capital Statutory Trust III	15,000	LIBOR + 1.50%	May 30, 2011	May 30, 2036
Gateway Capital Statutory Trust IV	25,000	LIBOR + 1.55%	July 30, 2012	July 30, 2037

LIBOR in the table above refers to three-month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. In January 2010, the Company exercised its right to defer all quarterly distributions on the trust preferred securities. Interest payable continues to accrue during the deferral period and interest on the deferred interest also accrues, both of which must be paid at the end of the deferral period and totaled $1.4 million at December 31, 2010. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligation under the guarantee is unsecured and subordinate to our senior and subordinated indebtedness. The carrying value of these debentures as of December 31, 2010 was $29.3 million.

Capital Resources and Liquidity

Capital Resources. Total shareholders’ equity increased $65.8 million or 53% to $190.8 million at December 31, 2010. This increase in shareholders’ equity was primarily a result of the $270.0 million net equity investment we received in the latter part of 2010, including the $255.0 Private Placement, Rights Offering, and Backstop. Additional information on this can be found below and in Note 3, Recapitalization Plan, of the Notes to the Consolidated Financial Statements, which provides additional detail regarding these transactions.

On December 31, 2008, as part of the CPP established by the Treasury under the Emergency Economic Stabilization Act of 2008 (“EESA”), we entered into a Letter Agreement and Securities Purchase Agreement—Standard Terms (collectively, the “Purchase Agreement”) with the Treasury, pursuant to which we sold (i) 80,347 shares of our Fixed-Rate Cumulative Perpetual Preferred Stock, Series C, no par value per share, having a liquidation preference of $1,000 per share (the “Series C Preferred”) and (ii) a warrant (the “Warrant”) to purchase 1,325,858 shares of our Common Stock, at an initial exercise price of $9.09 per share, subject to certain anti-dilution and other adjustments, for an aggregate purchase price of approximately $80.3 million in cash.

On September 30, 2010, the Company exchanged 80,347 shares of its outstanding Series C Preferred for newly-created convertible shares of Series C-1 preferred stock (“Series C-1 Preferred”) and converted such shares of Series C-1 Preferred into 52,225,550 shares of Common Stock. Also on that date, the terms of the outstanding Warrant were amended to provide for the purchase of up to 1,325,858 shares of Common Stock at an exercise price of $0.40 per share for a ten-year term following the issuance of the amended warrant to Treasury (the “Amended TARP Warrant”).

The Amended TARP Warrant may be exercised at any time on or before September 29, 2020 by surrender of the Amended TARP Warrant and a completed notice of exercise attached as an annex to the Amended TARP Warrant and the payment of the exercise price for the shares of Common Stock for which the Amended TARP Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of shares of Common Stock issuable upon exercise of the Amended TARP Warrant equal to the value of the aggregate exercise price of the Amended TARP Warrant determined by reference to the market price of our Common Stock on the trading day on which the Amended TARP Warrant is exercised or, if agreed to by us and the Amended TARP Warrant holder, by the payment of cash equal to the aggregate exercise price. The Amended TARP Warrant and all rights under the Amended TARP Warrant are transferable and assignable.

On September 29, 2010, the Company exchanged 21,906,000 newly-issued shares of Common Stock described therein for previously outstanding shares of Series A and B preferred stock tendered by preferred shareholders in the Exchange Offers with holders of such preferred stock.

On September 30, 2010, the Company sent irrevocable conversion notices to the holders of all remaining outstanding shares of Series A and Series B preferred stock. Upon such conversion, each share remaining of Series A and Series B preferred stock was automatically cancelled and converted into the right to receive 375 common shares upon delivery of the Series A and Series B preferred stock certificates to the Company, for an aggregate issuance of 900,000 common shares.

On September 30, 2010, the Investors purchased $235.0 million worth of Common Stock, or 587,000,000 shares, at $0.40 per share in the First Closing under the Private Placement.

On September 30, 2010, the Company issued a warrant to purchase 7,846,852 shares of Common Stock to Carlyle Investment Management LLC, which also received a $3.0 million cash fee, warrants to purchase 23,540,556 shares of Common Stock to ACMO-HR L.L.C., and warrants to purchase 11,770,278 shares of Common Stock to CapGen Capital Group VI L.P. The warrants have a strike price of $0.40 per share and ten year lives. Both standard warrants and contingent warrants were issued in the transaction. Standard warrants are immediately exerciseable. Contingent warrants may only be exercised upon or after the earlier of (1) the written stay of the written agreement and (2) the occurrence of a “sale event” as defined in the applicable warrant agreement.

On November 15, 2010, the Company commenced the Rights Offering providing holders of Common Stock as of 5:00 p.m. Eastern Time on September 29, 2010, with a non-transferable right to purchase newly issued shares of Common Stock at $0.40 per share, the same price paid by the Investors and Treasury. The holders of Common Stock who received the related purchase rights (“Rights”) were shareholders who held common shares immediately before the initial closing of the aforementioned Private Placement, including holders of Series A Preferred and Series B Preferred who tendered their Series A Preferred and Series B Preferred in the Exchange Offers. The Rights Offering expired on December 10, 2010. The Rights Offering raised a total of $9.7 million in new capital before offering expenses through the sale of 24,352,268 shares of common stock at $0.40 per share.

Neither the Treasury nor the Investors were issued any Rights in the Rights Offering; however, pursuant to the Backdrop on December 28, 2010, the Investors purchased $30.3 million worth of common shares or 75,647,731 shares of Common Stock at $0.40 per share.

Also on that date, the Investors purchased the remaining $20.0 million worth of Common Stock, or 50,000,000 shares, at $0.40 per share in the Second Closing under the Private Placement.

In addition, as a result of the Common Stock issuances in the Second Closing and Backstop and related transactions, on December 28, 2010, the amount of shares of Common Stock for which certain outstanding Company warrants are exercisable automatically increased pursuant to the terms of such warrants. The underlying share amounts increased by the following amounts: by 499,958 shares under a warrant issued to Carlyle Investment Management LLC; by 1,499,874 shares under warrants issued to ACMO-HR, L.L.C.; and by 749,937 shares under warrants issued to CapGen.

During 2009, we paid two quarterly cash dividends of $0.11 per share on our common stock to shareholders of record as of February 27, 2009 and May 15, 2009. To preserve capital, on July 30, 2009 the Board of Directors voted to suspend the quarterly dividends on our Common Stock. We are currently prevented by our regulators from paying dividends on our Common Stock until our financial position improves. Our ability to distribute cash dividends in the future may be limited by financial performance, regulatory restrictions, and the need to maintain sufficient consolidated capital.

We are subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses. As of December 31, 2010, our consolidated regulatory capital ratios were Tier 1 Leverage Ratio of 7.02%, Tier 1 Risk-Based Capital Ratio of 11.22%, and Total Risk-Based Capital of 12.56%. As of December 31, 2010, we meet the minimum capital requirements under the applicable regulations. In addition, BOHR and Shore are considered to be “well capitalized” under the regulatory framework for prompt corrective action.

Liquidity. Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. At December 31, 2010, cash and due from banks, overnight funds sold and due from FRB, interest-bearing deposits in other banks, and investment securities were $795.1 million or 27% of total assets.

At December 31, 2010, our Banks had credit lines in the amount of $247.0 million at the FHLB. These lines may be utilized for short- and/or long-term borrowing. At December 31, 2010 and 2009, all our FHLB borrowings were long-term.

We also possess additional sources of liquidity through a variety of borrowing arrangements. The Banks maintain federal funds lines with two regional banking institutions and through the FRB Discount Window. These available lines totaled approximately $89.7 million and $165.0 million at December 31, 2010 and 2009, respectively. These lines were not utilized for borrowing purposes at December 31, 2010 or 2009.

Total brokered deposits were $136.8 million or 6% of deposits at December 31, 2010. Pursuant to the Written Agreement, however, BOHR is currently prohibited from accepting new brokered deposits even though it was considered “well capitalized” as of December 31, 2010. Shore is not a party to the Written Agreement and not subject to this restriction.

Under normal conditions, our liquid assets and the ability to generate liquidity through normal operations and various liability funding mechanisms should be sufficient to satisfy our depositors’ requirements, meet our customers’ credit needs, and supply adequate funding for our other business needs. As demonstrated by some of the nation’s largest financial institutions, liquidity may be adversely affected if the sources of liquidity suddenly become unavailable. Such a situation may occur when the financial condition of an institution deteriorates as the result of operating losses and rising levels of credit problems. In such circumstances, credit availability and other funding sources may diminish significantly. We sustained significant operating losses in 2010 and 2009, and we may experience another operating loss in 2011. Our problem assets are at high levels and may rise further.

Contractual Obligations

We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements whereby we commit to future purchases of products or services from unaffiliated parties. Our contractual obligations consist of time deposits, borrowings, and operating lease obligations. Table 18 shows payment detail (in thousands) for these contractual obligations as of December 31, 2010.

Table 18: Contractual Obligations

(in thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Time deposits	$893,158	$469,003	$39,606	$2,518	$1,404,285
FHLB borrowings	15,000	193,136	5,217	—	213,353
Other borrowings	10,253	10,253	—	29,347	49,853
Operating lease obligations	2,727	4,809	4,033	20,404	31,973

Total contractual obligations	$921,138	$677,201	$48,856	$52,269	$1,699,464

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. For more information on our off-balance sheet arrangements, see Note 15, Financial Instruments with Off-Balance-Sheet Risk, of the Notes to the Consolidated Financial Statements.

Legal Contingencies

Various legal actions arise from time to time in the normal course of our business. See Item 3 “Legal Proceedings” in our 2010 Form 10-K. Based upon information currently available, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations. Management was not aware of any unasserted claims or assessments that may be probable of assertion at December 31, 2010.

Interest Rate Sensitivity

Our primary market risk is exposure to interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of our interest-earning assets and interest-bearing liabilities.

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

Table 19 illustrates the expected effect on net interest income for the twelve months following each of the two years-end 2010 and 2009 due to an immediate change in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 19: Effect on Net Interest Income

	2010		2009
(dollars in thousands)	Change in Net Interest Income		Change in Net Interest Income
	Amount	%	Amount	%
Change in Interest Rates:
+200 basis points	$4,627	6.03%	$(4,861)	(5.07)%
+100 basis points	1,775	2.31%	(2,129)	(2.22)%
-100 basis points	1,022	1.33%	N/A	N/A
-200 basis points	N/A	N/A	N/A	N/A

As of December 31, 2010, we project an increase in net interest income in both increasing and decreasing interest rate environments. As of December 31, 2009, we were liability-sensitive meaning that we project a decrease in net interest income assuming an immediate increase in interest rates.

It should be noted, however, that the simulation analysis is based upon equivalent changes in interest rates for all categories of assets and liabilities. In normal operating conditions, interest rate changes rarely occur in such a uniform manner. Many factors affect the timing and magnitude of interest rate changes on financial instruments. In addition, management may deploy strategies that offset some of the impact of changes in interest rates. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis. Management maintains a simulation model where it is assumed that interest rate changes occur gradually, that rate increases for interest-bearing liabilities lag behind the rate increases of interest-earning assets, and that the level of deposit rate increases will be less than the level of rate increases for interest-earning assets. In this model, we project an increase in net interest income due to rising rates, during the twelve months following December 31, 2010.

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

For a discussion of the risks, uncertainties, and assumptions that could affect our future events, developments, or results, you should carefully review the risk factors summarized below and the more detailed discussions in the “Risk Factors” and “Business” sections in the 2010 Form 10-K. Our risks include, without limitation, the following:

•	We incurred significant losses in 2009 and 2010 and may continue to do so in the future, and we can make no assurances as to when we will be profitable;

•	Our estimate for losses in our loan portfolio may be inadequate, which would cause our results of operations and financial condition to be adversely affected;

•	An inability to maintain our regulatory capital position could adversely affect our operations;

•	We may need to raise additional capital that may not be available to us;

•	If we fail to regain compliance with the continued listing requirements of the NASDAQ Global Select Market, our Common Stock could be delisted;

•	The Company has restated its financial statement, which may have a future adverse effect;

•	BOHR is restricted from accepting brokered deposits and an inability to maintain our regulatory capital position could adversely affect our operations;

•	The informal inquiry by the Securities and Exchange Commission may harm our business;

•

The Company has received a grand jury subpoena from the United States Department of Justice, Criminal Division and, although the Company is not a target at this time, and we do not believe we will become a target, there can be no assurance as to the timing or eventual outcome of the related investigation;

•

Current and future increases in FDIC insurance premiums will decrease our earnings; in addition, FDIC insurance assessments will likely increase from our prior inability to maintain a well-capitalized status, which would further decrease earnings;

•

We have entered into a Written Agreement with the Federal Reserve Bank of Richmond and the Bureau of Financial Institutions of the Virginia State Corporation Commission, which requires us to dedicate a significant amount of resources to complying with the agreement and may have a material adverse effect on our operations and the value of our securities;

•	We have had and may continue to have large numbers of problem loans and difficulties with our loan administration, which could increase our losses related to loans;

•	Governmental regulation and regulatory actions against us may impair our operations or restrict our growth;

•	If the value of real estate in our core market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized;

•	Our commercial real estate and equity line lending may expose us to a greater risk of loss and hurt our earnings and profitability;

•	A significant amount of our loan portfolio contains loans used to finance construction and land development, and these types of loans subject our loan portfolio to a higher degree of credit risk;

•	Our lending on vacant land may expose us to a greater risk of loss and may have an adverse effect on operations;

•	Difficult market conditions have adversely affected our industry;

•	We are not paying dividends on our Common Stock and are currently prevented from doing so. The failure to resume paying dividends on our Common Stock may adversely affect us;

•

Our ability to maintain adequate sources of funding may be negatively impacted by the current economic environment, which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•

Our ability to maintain adequate sources of liquidity may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•

The current economic environment may negatively impact our ability to maintain required capital levels, or otherwise negatively impact our financial condition, which may, among other things, limit our access to certain sources of funding and liquidity;

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

•	Banking regulators have broad enforcement power, but regulations are meant to protect depositors and not investors;

•	The fiscal, monetary, and regulatory policies of the Federal Government and its agencies could have a material adverse effect on our results of operations;

•	The recently enacted Dodd-Frank Act may adversely affect our business financial condition and results of operations; and

•	The soundness of other financial institutions could adversely affect us.

Our forward-looking statements could be wrong in light of these risks, uncertainties, and assumptions. The future events, developments, or results described in this report could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this report and you should not expect us to do so.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.:

We have audited the accompanying consolidated balance sheet of Hampton Roads Bankshares, Inc. and subsidiaries (the Company) as of December 31, 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework, issued by COSO.

/s/ KPMG LLP

Norfolk, Virginia

March 23, 2011

Consolidated Balance Sheets

December 31, 2010 and 2009

(in thousands, except share and per share data)	2010	As Restated 2009

Assets:
Cash and due from banks	$17,726	$16,995
Interest-bearing deposits in other banks	2,342	43,821
Overnight funds sold and due from Federal Reserve Bank	440,844	139,228
Investment securities available for sale, at fair value	334,237	161,062
Restricted equity securities, at cost	24,363	29,779

Loans held for sale	22,499	12,615

Loans	1,958,767	2,426,692
Allowance for loan losses	(157,253)	(132,697)

Net loans	1,801,514	2,293,995
Premises and equipment, net	93,414	97,512
Interest receivable	7,278	8,788
Foreclosed real estate and repossessed assets, net of valuation allowance	59,423	8,867
Deferred tax assets, net	—	397
Intangible assets, net	10,858	12,839
Bank-owned life insurance	50,213	48,355
Other assets	35,445	45,323

Total assets	$2,900,156	$2,919,576

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest-bearing demand	$224,440	$248,682
Interest-bearing:
Demand	725,816	916,865
Savings	65,620	82,860
Time deposits:
Less than $100	703,006	889,788
$100 or more	701,279	356,845

Total deposits	2,420,161	2,495,040

Federal Home Loan Bank borrowings	213,353	228,215
Other borrowings	49,853	49,254
Interest payable	3,644	3,573
Other liabilities	22,350	18,481

Total liabilities	2,709,361	2,794,563

Commitments and contingencies
Shareholders’ equity:
Preferred stock - 1,000,000 shares authorized:
Series A non-convertible, non-cumulative perpetual preferred stock, $1,000 liquidation value, 0 and 23,266 shares issued and outstanding on December 31, 2010 and 2009	—	19,919
Series B non-convertible, non-cumulative perpetual preferred stock, $1,000 liquidation value, 0 and 37,550 shares issued and outstanding on December 31, 2010 and 2009	—	39,729
Series C fixed rate, cumulative preferred stock, $1,000 liquidation value, 0 and 80,347 shares issued and outstanding on December 31, 2010 and 2009	—	75,322
Common stock, $0.01 and $0.625 par value on December 31, 2010 and 2009; 1,000,000,000 shares authorized on December 31, 2010 and 100,000,000 shares on December 31, 2009; 834,675,026 shares issued and outstanding on December 31, 2010 and 22,154,320 shares issued and outstanding on December 31, 2009	8,347	13,846
Capital surplus	469,372	165,391
Retained deficit	(287,681)	(188,448)
Accumulated other comprehensive income (loss), net of tax	345	(746)

Total shareholders’ equity before non-controlling interest	190,383	125,013
Non-controlling interest	412	—

Total shareholders’ equity	190,795	125,013

Total liabilities and shareholders’ equity	$2,900,156	$2,919,576

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2010, 2009, and 2008

(in thousands, except share and per share data)	2010	As Restated 2009	2008

Interest Income:
Loans, including fees	$114,596	$142,969	$43,201
Investment securities	6,749	6,339	1,677
Overnight funds sold	850	99	53
Interest-bearing deposits in other banks	4	38	246

Total interest income	122,199	149,445	45,177

Interest Expense:
Deposits:
Demand	11,653	7,512	1,030
Savings	408	1,110	1,741
Time deposits:
Less than $100	14,404	14,513	6,536
$100 or more	11,259	12,880	4,785

Interest on deposits	37,724	36,015	14,092
Federal Home Loan Bank borrowings	5,505	4,184	3,160
Other borrowings	3,011	3,704	609
Overnight funds purchased	—	391	56

Total interest expense	46,240	44,294	17,917

Net interest income	75,959	105,151	27,260
Provision for loan losses	211,800	134,223	1,418

Net interest income (expense) after provision for loan losses	(135,841)	(29,072)	25,842

Noninterest Income:
Service charges on deposit accounts	6,587	8,117	3,379
Mortgage banking revenue	11,269	4,642	—
Gain on sale of investment securities available for sale	468	4,274	457
Gain (loss) on sale of premises and equipment	165	(29)	519
Extinguishment of debt charge	—	(1,962)	—
Losses on foreclosed real estate and repossessed assets	(11,228)	(1,204)	—
Other-than-temporary impairment of securities (includes total other-than-temporary impairment losses of $67, $2,659, and $561, net of $0, $190, and $0 recognized in other comprehensive income for the years ended December 31, 2010, 2009, and 2008, respectively, before taxes)	(67)	(2,469)	(561)
Insurance revenue	4,512	4,901	—
Brokerage revenue	278	354	—
Income from bank-owned life insurance	1,858	1,658	—
Other	4,796	4,043	2,186

Total noninterest income	18,638	22,325	5,980

Noninterest Expense:
Salaries and employee benefits	45,844	42,285	11,518
Occupancy	9,006	9,044	2,261
Professional fees and consultants	7,418	2,883	383
Data processing	5,037	5,368	1,189
Problem loans and repossessed asset costs	4,711	934	—
Impairment of goodwill	—	84,837	—
FDIC insurance	4,278	5,661	262
Equipment	4,034	4,735	663
Other	15,004	15,048	4,711

Total noninterest expense	95,332	170,795	20,987

Income (loss) before provision for income taxes	(212,535)	(177,542)	10,835
Provision for income taxes (benefit)	(2,179)	23,908	3,660

Net income (loss)	(210,356)	(201,450)	7,175
Net income attributable to non-controlling interest	983	—	—

Net income (loss) attributable to Hampton Roads Bankshares, Inc.	(211,339)	(201,450)	7,175
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	(112,114)	8,689	—

Net income (loss) available to common shareholders	$(99,225)	$(210,139)	$7,175

Per Share:
Cash dividends declared	$—	$0.22	$0.44

Basic earnings (loss)	$(0.51)	$(9.63)	$0.60

Diluted earnings (loss)	$(0.51)	$(9.63)	$0.59

Basic weighted average shares outstanding	193,070,425	21,816,407	11,960,604
Effect of dilutive stock options	—	—	114,121

Diluted weighted average shares outstanding	193,070,425	21,816,407	12,074,725

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2010, 2009, and 2008

	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings	Non-controlling	Accumulated Other Comprehensive	Total Shareholders’
(in thousands, except share data)	Shares	Amount	Shares	Amount		(Deficit)	Interest	Income (Loss)	Equity

Balance at December 31, 2007	—	$—	10,314,899	$6,447	$42,677	$24,486	$—	$50	$73,660

Comprehensive income:
Net income	—	—	—	—	—	7,175	—	—	7,175
Change in unrealized loss on securities available for sale, net of taxes of ($118)	—	—	—	—	—	—	—	(229)	(229)
Reclassification adjustment for securities gains included in net income, net of taxes of $35	—	—	—	—	—	—	—	69	69

Total comprehensive income									7,015
Shares issued related to:
Executive savings plan	—	—	11,582	7	114	—	—	—	121
Regional board fees	—	—	8,510	5	105	—	—	—	110
Exercise of stock options	—	—	112,964	71	509	—	—	—	580
Dividend reinvestment	—	—	201,460	126	2,117	—	—	—	2,243
Stock-based compensation	—	—	32,908	20	129	—	—	—	149
Acquisition of Shore Financial Corporation	—	—	2,713,425	1,696	29,509	—	—	—	31,205
Acquisition of Gateway Financial Holdings	—	—	8,513,595	5,321	88,839	—	—	—	94,160
Series A non-cumulative perpetual preferred stock	23,266	18,292	—	—	—	—	—	—	18,292
Series B non-cumulative perpetual preferred stock	37,550	40,953	—	—	—	—	—	—	40,953
Series C fixed rate cumulative preferred stock and warrant	80,347	74,297	—	—	6,050	—	—	—	80,347
Common stock repurchased	—	—	(131,406)	(82)	(1,372)	—	—	—	(1,454)
Options acquired in mergers	—	—	—	—	2,587	—	—	—	2,587
Tax benefit of stock option exercises	—	—	—	—	20	—	—	—	20
Common stock cash dividends ($0.44 per share)	—	—	—	—	—	(5,179)	—	—	(5,179)

Balance at December 31, 2008	141,163	$133,542	21,777,937	$13,611	$171,284	$26,482	$—	$(110)	$344,809

Comprehensive loss:
Net loss (as restated)	—	—	—	—	—	(201,450)	—	—	(201,450)
Change in unrealized loss on securities available for sale, net of taxes of $207	—	—	—	—	—	—	—	513	513
Reclassification adjustment for securities gains included in net income, net of taxes of ($657)	—	—	—	—	—	—	—	(1,149)	(1,149)

Total comprehensive loss									(202,086)
Shares issued related to:
Regional board fees	—	—	73,676	46	118	—	—	—	164
Exercise of stock options	—	—	86,243	54	559	—	—	—	613
Dividend reinvestment	—	—	68,748	43	488	—	—	—	531
Stock-based compensation	—	—	80,765	50	580	—	—	—	630
Private placement shares	—	—	136,771	86	220	—	—	—	306
Common stock repurchased	—	—	(69,820)	(44)	(500)	—	—	—	(544)
Amortization of fair market value adjustment	—	403	—	—	—	—	—	—	403
Tax benefit of stock option exercises	—	—	—	—	142	—	—	—	142
Stock financed	—	—	—	—	(7,500)	—	—	—	(7,500)
Preferred stock dividend declared and amortization of preferred stock discount	—	1,025	—	—	—	(8,689)	—	—	(7,664)
Common stock cash dividends ($0.22 per share)	—	—	—	—	—	(4,791)	—	—	(4,791)

Balance at December 31, 2009 As Restated	141,163	$134,970	22,154,320	$13,846	$165,391	$(188,448)	$—	$(746)	$125,013

Comprehensive loss:
Net income (loss)	—	—	—	—	—	(211,339)	983	—	(210,356)
Change in unrealized loss on securities available for sale	—	—	—	—	—	—	—	1,559	1,559
Reclassification adjustment for securities gains included in net income	—	—	—	—	—	—	—	(468)	(468)

Total comprehensive loss									(209,265)
Amortization of fair market value adjustment	—	302	—	—	—	(302)	—	—	—
Preferred stock dividend declared and amortization of preferred stock discount	—	827	—	—	—	679	—	—	1,506
Stock offering, net of issuance costs of $25,000	—	—	713,147,781	7,132	253,128	—	—	—	260,260
Rights offering	—	—	24,352,268	243	9,498	—	—	—	9,741
Conversion of preferred stock to common stock	(141,163)	(136,099)	75,031,550	750	23,612	111,737	—	—	—
Change in par value from $0.625 to $0.01	—	—	—	(13,621)	13,621	—	—	—	—
Stock-based compensation	—	—	—	—	157	—	—	—	157
Forfeiture of non-vested stock	—	—	(10,893)	(3)	(35)	—	—	—	(38)
Change in stock financed	—	—	—	—	4,000	—	—	—	4,000
Distributed non-controlling interest	—	—	—	—	—	(8)	(571)	—	(579)

Balance at December 31, 2010	—	$—	834,675,026	$8,347	$469,372	$(287,681)	$412	$345	$190,795

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2009, and 2008

(in thousands)	2010	As Restated 2009	2008

Operating Activities:
Net income (loss)	$(210,356)	$(201,450)	$7,175
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,075	5,511	1,407
Amortization of intangible assets and fair value adjustments	(726)	(8,263)	133
Provision for loan losses	211,800	134,223	1,418
Deferred board fees	—	164	110
Proceeds from mortgage loans held for sale	449,253	259,783	—
Originations of mortgage loans held for sale	(459,137)	(267,334)	—
Stock-based compensation expense	157	630	149
Net amortization of premiums and accretion of discounts on investment securities	1,536	(2,680)	(62)
(Gain) loss on sale of premises and equipment	(165)	29	(519)
Losses on foreclosed real estate and repossesed assets	11,228	1,204	—
Gain on sale of investment securities available for sale	(468)	(4,274)	(457)
Gain on sale of loans	—	(51)	—
Earnings on bank-owned life insurance	(1,858)	(1,658)	—
Other-than-temporary impairment of securities	67	2,469	561
Impairment of goodwill	—	84,837	—
Changes in deferred taxes	—	32,950	(836)
Changes in:
Interest receivable	1,510	2,435	20
Other assets	9,878	(38,200)	107
Interest payable	71	(2,242)	304
Other liabilities	3,869	3,888	787

Net cash provided by operating activities	21,734	1,971	10,297

Investing Activities:
Proceeds from maturities and calls of debt securities available for sale	28,751	45,799	11,215
Proceeds from sale of investment securities available for sale	2,605	84,121	18,457
Purchase of investment securities available for sale	(204,189)	(137,569)	(3,006)
Proceeds from sales of restricted equity securities	9,147	9,824	5,024
Purchase of restricted equity securities	(3,731)	(11,787)	(6,885)
Proceeds from the sale of loans	—	697	—
Net (increase) decrease in loans	212,304	100,575	(111,879)
Purchase of premises and equipment	(1,731)	(2,901)	(4,499)
Proceeds from sale of premises and equipment	1,039	178	764
Proceeds from sale of foreclosed real estate	9,452	4,707	—

Net cash provided by (used in) investing activities	53,647	93,644	(90,809)

Financing Activities:
Net increase (decrease) in deposits	(73,837)	212,908	(37,499)
Proceeds from Federal Home Loan Bank borrowings	—	49,450	226,912
Repayments of Federal Home Loan Bank borrowings	(11,566)	(94,016)	(218,445)
Distributed noncontrolling interest	(579)	—	—
Net increase (decrease) in overnight funds borrowed	—	(73,300)	16,000
Net increase (decrease) in other borrowings	—	(28,000)	28,000
Cash exchanged in mergers	—	—	11,614
Common stock repurchased	—	(544)	(1,446)
Issuance of rights offering shares	9,741	—	—
Issuance of private placement shares, net	260,260	306	—
Issuance of shares to executive savings plan	—	—	121
Issuance of Series C preferred stock and warrant	—	—	80,347
Forfeiture of nonvested stock	(38)	—	—
Proceeds from exercise of stock options	—	613	572
Excess tax benefit realized from stock options exercised	—	142	20
Preferred stock dividends paid and amortization of preferred stock discount	1,506	(7,182)	—
Common stock dividends paid, net of reinvestment	—	(4,260)	(2,936)

Net cash provided by financing activities	185,487	56,117	103,260

Increase in cash and cash equivalents	260,868	151,732	22,748
Cash and cash equivalents at beginning of period	200,044	48,312	25,564

Cash and cash equivalents at end of period	$460,912	$200,044	$48,312

	2010	As Restated 2009	2008

Supplemental cash flow information:
Cash paid for interest	$46,169	$46,536	$17,613
Cash paid for income taxes	1,181	13,714	4,600

Supplemental non-cash information:
Dividends reinvested	$—	$531	$2,243
Value of shares exchanged in exercise of stock options	—	—	8
Change in unrealized gain (loss) on securities	1,488	(957)	(243)
Transfer between loans and other real estate owned	71,236	9,686	1,372
Change in stock financed	(4,000)	7,500	—
Unpaid stock issuance costs included in other liabilities	8,326	—	—

Transactions related to acquisitions:
Increase in assets and liabilities:
Loans, net	—	—	$1,972,398
Securities	—	—	155,507
Other assets	—	—	267,637
Deposits	—	—	1,902,462
Borrowings	—	—	324,293
Other liabilities	—	—	8,366
Issuance of preferred stock	—	—	59,245
Issuance of common stock and stock options	—	—	127,952

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2010, 2009, and 2008

(1)	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Presentation. Hampton Roads Bankshares, Inc. (the “Company”) is a multi-bank holding company incorporated in 2001 under the laws of the Commonwealth of Virginia. The consolidated financial statements of Hampton Roads Bankshares, Inc. include the accounts of the Company and its wholly-owned subsidiaries: Bank of Hampton Roads (“BOHR”), Shore Bank (“Shore,” and collectively with BOHR, the “Banks”), and Hampton Roads Investments, Inc., as well as their wholly owned subsidiaries: Bank of Hampton Roads Service Corporation; Gateway Bank Mortgage, Inc.; Gateway Investment Services, Inc.; Gateway Insurance Services, Inc.; Shore Investments, Inc.; and Insurance Express Premium Finance. The Company also owns Gateway Capital Statutory Trust I, Gateway Capital Statutory Trust II, Gateway Capital Statutory Trust III, and Gateway Capital Statutory Trust IV. The Gateway Capital Trusts are not consolidated as part of the Company’s consolidated financial statements. However, the junior subordinated debentures issued by the Company to the trusts are included in long-term borrowings and the Company’s equity interest in the trusts is included in other assets. Additionally, all significant intercompany balances and transactions have been eliminated in consolidation.

The Company primarily engages in general community and commercial banking businesses, targeting the banking needs of individuals and small- to medium-sized businesses in its primary services areas which includes South Hampton Roads, Virginia, the Northeastern, Southeastern, and Research Triangle regions of North Carolina, the Eastern Shore of Virginia and Maryland, and Richmond, Virginia. The Company’s primary products are traditional loan and deposit banking services. In addition, the Company offers mortgage banking services with loans that are sold on the secondary market, insurance products, and securities brokerage activities via an unaffiliated broker-dealer. In October 2010, the Company terminated its title insurance and settlement services for real estate transactions.

Use of Estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred tax assets, the valuation of foreclosed real estate, the fair value of stock options, and the estimated fair value of financial instruments.

Summary of Significant Accounting Policies. The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Cash and Due from Bank Accounts. For the purpose of presentation in the consolidated statements of cash flows, the Company considers cash and due from banks, overnight funds sold and due from Federal Reserve Bank of Richmond (“FRB”), and interest-bearing deposits in other banks as cash and cash equivalents. The Company is required to maintain average reserve balances in cash with the FRB. The amounts of daily average required reserves for the final weekly reporting period were $17.9 million and $26.4 million at December 31, 2010 and 2009, respectively.

Investment Securities. Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Trading securities (if any) are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

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

Restricted Equity Securities. As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”), Community Bankers’ Bank, Maryland Financial Bank, and FRB. These investments are carried at cost due to the redemption provisions of these entities and the restricted nature of the securities. Management reviews for impairment based on the ultimate recoverability of the cost basis of these stocks.

Loans Held for Sale. The Company originates single family, residential, first lien mortgage loans that have been sold forward to secondary market investors. The Company classifies loans originated with the intent of selling them in the secondary market as held for sale. Loans originated for sale are primarily sold in the secondary market as whole loans. Whole loan sales are executed with the servicing rights being released to the buyer upon the sale, with the gain or loss on the sale equal to the difference between the proceeds received and the carrying value of the loans sold.

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

The Company enters into commitments to originate or purchase loans whereby the interest rate of the loan was agreed to prior to funding (“interest rate lock commitments”). Interest rate lock commitments on mortgage loans that the Company intends to sell in the secondary market are considered freestanding derivatives. These derivatives are carried at fair value with changes in fair value reported as a component of gain on sale of the loans.

Loans. The Company grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Virginia and North Carolina. The ability of the Company’s debtors to honor their contracts is dependent upon several factors, including the value of the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred over the life of the loan and recognized as an adjustment of the related loan yield using the interest method except for lines of credit and loans with terms of 12 months or less where the straight-line method is used. Net fees related to standby letters of credit are recognized over the commitment period. In those instances when a loan prepays, the remaining deferred fee is recognized in the income statement.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, less loans charged off, in addition to any amounts recovered on loans previously charged off. The provision for loan losses is the amount necessary, in management’s judgment, to maintain the allowance for loan losses at a level it believes sufficient to cover incurred losses in the collection of the Company’s loans. There were no changes to allowance policies or allowance methodologies adopted during 2010. Loans are charged against the allowance when, in management’s opinion, they are deemed uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans.

A loan is deemed impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain loans are individually evaluated for impairment in accordance with the Company’s ongoing loan review procedures. Smaller balance homogeneous loans are collectively evaluated for impairment. Impaired loans are measured at the present value of their expected future cash flows by discounting those cash flows at the loan’s effective interest rate or at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. Once a loan is considered impaired, it continues to be considered impaired until the collection of scheduled interest and principal is considered probable or the balance is charged off. The Company’s policy is to charge off impaired loans at the earlier of foreclosure, repossession, or liquidation at the point it has been in nonaccrual status for 180 days.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical loss experience, risk characteristics of the various categories of loans, adverse situations affecting individual loans, loan risk grades, estimated value of any underlying collateral, input by regulators, and prevailing economic conditions. Further adjustments to the allowance for loan losses may be necessary based on changes in economic and real estate market conditions, further information regarding known problem loans, results of regulatory examinations, the identification of additional problem loans, and other factors. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Nonaccrual and Past Due Financial Receivables. Loans are placed in nonaccrual status when principal or interest is 90 days or more past due. The delinquency status of the loan is determined by the contractual terms of the loan. Accrual of interest ceases at that time and uncollected past due interest is reversed. Cash payments received on loans in nonaccrual status are generally applied to reduce the outstanding principal balance. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Modifications. A restructured or modified loan results in a troubled debt restructuring (“TDR”) when a borrower is experiencing financial difficulty and the creditor grants a concession. TDRs are included in impaired loans and can be in accrual or nonaccrual status. Those in nonaccrual status are returned to accrual status after a period of performance under which the borrower demonstrates the ability and willingness to repay the loan.

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

Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Foreclosed Real Estate and Repossessed Assets. Foreclosed real estate and repossessed assets include real estate acquired in the settlement of loans and other repossessed collateral. Real estate acquired in settlement of loans is initially recorded at the lower of the recorded loan balance or estimated fair value less estimated disposal costs. At foreclosure any excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. Gains and losses on sales of foreclosed real estate upon disposition and writedowns of foreclosed real estate during the holding period are recognized in losses on foreclosed real estate and repossessed assets within noninterest income.

Goodwill and Other Intangibles. Goodwill is not subject to amortization over its estimated useful life, but is subject to an annual assessment for impairment by applying a fair value based test. Additionally, acquired intangible assets are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged. They are amortized over their estimated useful lives ranging from three to sixteen years.

Bank-Owned Life Insurance. The Company purchased life insurance policies on the lives of certain officers. The policies are recorded as an asset at the cash surrender value of the policies. Increases or decreases in the cash surrender value, other than proceeds from death benefits, are recorded as noninterest income. Proceeds from death benefits first reduce the cash surrender value attributable to the individual policy and then any additional proceeds are recorded as noninterest income.

Fair Value. The Company groups financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuation methodologies for the fair value hierarchy are obtaining fair value via quoted prices in active markets for identical assets or liabilities (level 1), observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities (level 2), and unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities (level 3).

Off-Balance Sheet Credit Exposures. The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been fully recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of the Company’s involvement or “credit risk.” The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Revenue Recognition. Revenue earned on interest-earning assets is recognized based on the effective yield of the financial instrument. Service charges on deposit accounts are recognized as charged. Credit-related fees, including letter of credit fees, are recognized in interest income when earned.

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

Stock-Based Compensation. The Company uses the fair value method, which requires that compensation cost relating to stock based transactions be recognized in the financial statements, to account for stock-based compensation and the fair value of stock options is estimated at the date of grant using a lattice option pricing model. Stock options granted with pro rata vesting schedules are expensed over the vesting period on a straight-line basis.

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

The impact of a tax position is recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority.

Per Share Data. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the dilutive effect of stock options using the treasury stock method. For the years ended December 31, 2010 and 2009, all options were anti-dilutive since the Company had a net loss available to common shareholders.

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

Reclassification. Certain 2009 and 2008 amounts have been reclassified to conform to the 2010 presentation.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as Statement of Financial Accounting Standards (“SFAS”) No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Update (“ASU”) 2009-16. The new standard provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The new guidance was effective January 1, 2010. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued new guidance relating to variable interest entities. The new guidance, which was issued as SFAS No. 167, Amendments to FASB Interpretation No. 46(R), was adopted into Codification in December 2009. The objective of the guidance is to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS No. 167 is effective as of January 1, 2010. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 addresses both the interaction of the requirements of Topic 855 with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provisions related to subsequent events. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective immediately. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The new disclosure guidance will significantly expand the existing requirements and will lead to greater transparency into a company’s exposure to credit losses from lending arrangements. The extensive new disclosures of information as of the end of a reporting period will become effective for both interim and annual reporting periods ending after December 15, 2010. Specific items regarding activity that occurred before the issuance of the ASU, such as the allowance rollforward and modification disclosures, will be required for periods beginning after December 15, 2010. The Company has incorporated the new disclosure guidance in Note 6, Financing Receivables and Allowance for Credit Losses, of the notes to the consolidated financial statements.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting—Defined Contribution Pension Plans. ASU 2010-25 states that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus an accrued but unpaid interest. The amendments should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. Early adoption is permitted. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2011, the FASB issued ASU 2011-01, Receivables, that temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20, Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, until the guidance for determining what constitutes a troubled debt restructuring is determined. The guidance is anticipated to be effective for interim and annual periods after June 15, 2011. The adoption of the new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

(2)	Restatement of Consolidated Financial Statements

Subsequent to filing the Company’s annual report on Form 10-K for the year ended December 31, 2009, the Company determined that a valuation allowance on its deferred tax assets should be recognized as of December 31, 2009. The Company decided to establish a valuation allowance against the net deferred tax asset because it is uncertain when it will realize this asset.

Accordingly, the December 31, 2009 consolidated financial statements have been restated to account for this determination. The effect of this change in the consolidated financial statements was as follows (in thousands, except per share amounts).

Consolidated Balance Sheet
	As Reported	Adjustment	As Restated

Deferred tax assets, net	$56,380	$(55,983)	$397
Total assets	2,975,559	(55,983)	2,919,576
Retained earnings deficit	(132,465)	(55,983)	(188,448)
Total shareholders’ equity	180,996	(55,983)	125,013
Total Liabilities and shareholders’ equity	2,975,559	(55,983)	2,919,576
Consolidated Statement of Operations
	As Reported	Adjustment	As Restated

Provision for income taxes	$(32,075)	$55,983	$23,908
Net loss	(145,467)	(55,983)	(201,450)
Net loss available to common shareholders	(154,156)	(55,983)	(210,139)
Loss per share - basic	(7.07)	(2.56)	(9.63)
Loss per share - diluted	(7.07)	(2.56)	(9.63)
Consolidated Statement of Cash Flows
	As Reported	Adjustment	As Restated

Operating activities
Net loss	$(145,467)	$(55,983)	$(201,450)
Deferred income tax benefit	(23,032)	(1,033)	(24,065)
Deferred tax asset valuation allowance	—	57,015	57,015
Quarterly Financial Data Fourth Quarter
	As Reported	Adjustment	As Restated

Provision for income taxes (benefit)	$(18,650)	$55,983	$37,333
Net loss	(96,228)	(55,983)	(152,211)
Net loss available to common shareholders	(97,598)	(55,983)	(153,581)
Loss per share - basic	(4.45)	(2.57)	(7.02)
Loss per share - diluted	(4.45)	(2.57)	(7.02)

(3)	Recapitalization Plan

The Company’s pursuit of strategic alternatives to raise capital and strengthen its consolidated balance sheet resulted in obtaining shareholder approval of an increase in authorized shares of Company common stock (“Common Stock”) to 1,000,000,000 shares, effective September 28, 2010, to provide the Company with sufficient shares authorized to implement its recapitalization plan. On that date, the par value of the Common Stock was also changed from $0.625 to $0.01 per share.

On September 30, 2010, institutional investors (the “Investors”) purchased $235.0 million worth of common shares, or 587,500,000 shares, at $0.40 per share in the initial closing (“First Closing”) under the Company’s $255.0 million private placement (the “Private Placement”) in the respective amounts listed below.

Registered Name	Number of Shares Issued

Carlyle Financial Services Harbor, L.P.	164,956,965
ACMO-HR, L.L.C.	153,020,190
CapGen Capital Group VI, L.P.	114,223,775
M.H. Davidson & Co.	1,561,302
Davidson Kempner Partners	10,869,716
Davidson Kempner Institutional Partners, L.P.	21,988,770
David Kempner International, Ltd.	25,336,954
Davidson Kempner Distressed Opportunities International, Ltd.	5,797,326
Davidson Kempner Distressed Opportunities Funds L.P.	2,720,467
Fir Tree Value Master Fund, L.P.	45,193,824
Fir Tree REOF II Master Fund, LLC	23,080,711
C12 Protium Value Opportunities Ltd.	18,750,000

Total Number of Shares	587,500,000

The shares were offered and sold in compliance with the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, as promulgated by the SEC. Furthermore, CapGen Capital Group VI, LP (“CapGen”) has received approval from the Board of Governors of the Federal Reserve System to become a bank holding company for the Company and its bank subsidiaries. As a result, CapGen is permitted to exercise future control over the Company.

On September 30, 2010, pursuant to an exchange agreement (the “Exchange Agreement”) with the United States Department of the Treasury (the “Treasury”), the Company exchanged 80,347 shares of its outstanding Fixed-Rate Cumulative Perpetual Series C preferred stock (“Series C Preferred”) held by the Treasury for newly-created convertible shares of Series C-1 preferred stock (“Series C-1 Preferred”) and converted such shares of Series C-1 Preferred into 52,225,550 shares of Common Stock. Also on that date, the terms of the outstanding Treasury warrant were amended to provide for the purchase of up to 1,325,858 shares of Common Stock at an exercise price of $0.40 per share for a ten-year term following the issuance of the amended warrant to Treasury. These transactions were conducted in compliance with the exemption from registration pursuant to Section 4(2) of the Securities Act.

As reported in the Company’s Amendment No. 2 to its Schedule TO, filed on October 1, 2010, on September 29, 2010, the Company exchanged 21,906,000 newly-issued shares of Common Stock described therein for previously outstanding shares of Series A and B preferred stock tendered by preferred shareholders in exchange offers (the “Exchange Offers”) with holders of such preferred stock. The Exchange Offers were exempted from registration under Section 3(a)(9) of the Securities Act.

On September 30, 2010, the Company sent irrevocable conversion notices to the holders of all remaining outstanding shares of Series A and Series B preferred stock. Each share remaining of Series A and Series B preferred stock was automatically cancelled and converted into the right to receive 375 common shares upon delivery of the Series A and Series B preferred stock certificates to the Company, for an aggregate issuance of 900,000 common shares. Such conversion was also exempt from registration under Section 3(a)(9) of the Securities Act.

On September 30, 2010, the Company issued a warrant to purchase 7,846,852 shares of Common Stock to Carlyle Investment Management LLC, which also received a $3.0 million cash fee, warrants to purchase 23,540,556 shares of Common Stock to ACMO-HR L.L.C., and warrants to purchase 11,770,278 shares of Common Stock to CapGen Capital Group VI L.P. The warrants have a strike price of $0.40 per share and ten year lives. Both standard warrants and contingent warrants were issued in the transaction. Standard warrants are immediately exerciseable. Contingent warrants may only be exercised upon or after the earlier of: (1) the written stay of the Written Agreement (as defined below) and (2) the occurrence of a “sale event” as defined in the applicable warrant agreement. These transactions were conducted in compliance with the exemption from registration contained in Section 4(2) of the Securities Act and Rule 506.

On November 15, 2010, the Company commenced a rights offering (the “Rights Offering”) providing holders of Common Stock as of 5:00 p.m. Eastern Time on September 29, 2010, with a non-transferable right to purchase newly issued shares of Common Stock at $0.40 per share, the same price paid by Investors and Treasury. The holders of Common Stock who received the related purchase rights (“Rights”) were shareholders who held common shares immediately before the First Closing of the aforementioned Private Placement, including holders of Series A Preferred and Series B Preferred who tendered their Series A Preferred and Series B Preferred in the Exchange Offers. The Rights Offering expired on December 10, 2010. The Rights Offering raised a total of $9.7 million in new capital before offering expenses through the sale of 24,352,268 shares of common stock at $0.40 per share.

Neither the Treasury nor the Investors were issued any Rights in the Rights Offering. However, the Investment Agreements contained certain backstop commitments obligating the Investors to purchase any remaining unsold shares after the expiration of the Rights Offering, assuming certain conditions were met (the “Backstop”). On December 28, 2010, the Investors honored such commitments, purchasing $30.3 million worth of Common Stock at $0.40 per share or 75,647,731 shares.

Also on December 28, 2010, Investors purchased the remaining $20 million worth of shares of Common Stock or 50,000,000 shares pursuant to the second closing of the Private Placement (the “Second Closing”). The table below illustrates the combined total respective amounts of shares of Common Stock purchased by each of the Investors on December 28, 2010 (including both the Second Closing and Backstop issuances).

Registered Name	Number of Shares Issued

Carlyle Financial Services Harbor, L.P.	14,310,350
ACMO-HR, L.L.C.	13,080,015
CapGen Capital Group VI, L.P.	36,819,012
M.H. Davidson & Co.	113,972
Davidson Kempner Partners	793,464
Davidson Kempner Institutional Partners, L.P.	1,605,129
David Kempner International, Ltd.	1,849,539
Davidson Kempner Distressed Opportunities International, Ltd.	423,192
Davidson Kempner Distressed Opportunities Funds L.P.	198,587
Fir Tree Value Master Fund, L.P.	3,299,045
Fir Tree REOF II Master Fund, LLC	1,684,838
C12 Protium Value Opportunities Ltd.	1,470,588
Mellon Investor Services, LLC	50,000,000

Total Number of Shares	125,647,731

In addition, as a result of the Second Closing, Backstop, and related transactions, on December 28, 2010, the amount of common shares for which certain outstanding Company warrants are exercisable automatically increased pursuant to the terms of such warrants. The underlying share amounts increased by the following amounts: by 499,958 shares under a warrant issued to Carlyle Investment Management LLC; by 1,499,874 shares under warrants issued to ACMO-HR, L.L.C.; and by 749,937 shares under warrants issued to CapGen.

Because of the capitalization transactions, certain of the Company’s deferred tax assets may be limited in the future. However, since the Company currently provides an allowance against all of the net deferred tax assets, any such limitation would not have an impact on the Company’s financial position at December 31, 2010. Such limitation, however, will impact the amount of deferred tax valuation allowance that may ultimately be reversed, if appropriate.

(4)	Regulatory Matters

Effective June 17, 2010, the Company and BOHR entered into a written agreement (herein called the “Written Agreement”) with the FRB and the Bureau of Financial Institutions of the Virginia State Corporation Commission (“Bureau of Financial Institutions”). The Company’s other banking subsidiary, Shore, is not a party to the Written Agreement.

Written Agreement

Under the terms of the Written Agreement, BOHR agreed to develop and submit for approval, within the time periods specified, plans to: (a) strengthen board oversight of management and BOHR’s operations, (b) strengthen credit risk management policies, (c) improve BOHR’s position with respect to loans, relationships, or other assets in excess of $2.5 million which are now, or may in the future become, past due more than 90 days, are on BOHR’s problem loan list, or adversely classified in any report of examination of BOHR, (d) review and revise, as appropriate, current policy and maintain sound processes for determining, documenting, and recording an adequate allowance for loan and lease losses, (e) improve management of BOHR’s liquidity position and funds management policies, (f) provide contingency planning that accounts for adverse scenarios and identifies and quantifies available sources of liquidity for each scenario, (g) reduce BOHR’s reliance on brokered deposits, and (h) improve BOHR’s earnings and overall condition.

In addition, BOHR agreed that it will (a) not extend, renew, or restructure any credit that has been criticized by the FRB or the Bureau of Financial Institutions absent prior board of directors approval in accordance with the restrictions in the Written Agreement, (b) eliminate all assets or portions of assets classified as “loss” and therefore charge off all assets classified as “loss” in a federal or state report of examination, unless otherwise approved by the FRB, (c) comply with legal and regulatory limitations on indemnification payments and severance payments, and (d) appoint a committee to monitor compliance with the terms of the Written Agreement.

In addition, the Company agreed that it will (a) not make any other form of payment representing a reduction in BOHR’s capital or make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities absent prior regulatory approval, (b) take all necessary steps to correct certain technical violations of law and regulation cited by the FRB, (c) refrain from guaranteeing any debt without the prior written approval of the FRB and the Bureau of Financial Institutions, and (d) refrain from purchasing or redeeming any shares of its stock without the prior written consent of the FRB or the Bureau of Financial Institutions.

Under the terms of the Written Agreement, both the Company and BOHR agreed to submit for approval capital plans to maintain sufficient capital at the Company, on a consolidated basis, and to refrain from declaring or paying dividends absent prior regulatory approval.

To date, the Company and BOHR have met all of the deadlines for taking actions required by the FRB and the Bureau of Financial Institutions under the terms of the Written Agreement. The Risk Committee has been appointed to oversee the Company’s compliance with the terms of the agreement and has met each month to review compliance. Written plans have been submitted for strengthening board oversight, strengthening credit risk management practices, improving liquidity, reducing the reliance on brokered deposits, improving capital, and curing the technical violations of law and regulations. The Company has also submitted its written policies and procedures for maintaining an adequate allowance for loan and lease losses and its plans for all foreclosed real estate and nonaccrual and delinquent loans in excess of $2.5 million. Additionally, the Company instituted the required review process for all classified loans. Previously, the Company charged off the assets identified as loss from the previous examination. Moreover, the Company has raised $295.0 million in the closing of the Private Placement, Rights Offering, and Backstop (for an infusion of $270.0 million of capital net of $25.0 million in issuance costs). The Company and BOHR were “well capitalized” as of December 31, 2010. As a result, management believes the Company and BOHR are in full compliance with the terms of the Written Agreement.

(5)	Investment Securities

The amortized cost and estimated fair values of investment securities available for sale (in thousands) at December 31, 2010 and 2009 were as follows.

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. agency securities	$89,849	$371	$1,518	$88,702
Mortgage-backed securities	241,970	3,115	1,737	243,348
Equity securities	2,101	127	41	2,187

Total investment securities available for sale	$333,920	$3,613	$3,296	$334,237

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

State and municipal securities	$1,279	$27	$—	$1,306
U.S. agency securities	11,376	173	105	11,444
Mortgage-backed securities	146,583	482	1,339	145,726
Equity securities	2,966	3	383	2,586

Total investment securities available for sale	$162,204	$685	$1,827	$161,062

For the year ended December 31, 2010, proceeds from sales of investment securities available-for-sale were $2.6 million and resulted in net realized gains of $468 thousand. Proceeds from available-for-sale securities amounted to $84.1 and $18.5 million and resulted in realized gains of $4.3 million and $457 thousand for the years ended December 31, 2009 and 2008, respectively.

The amortized cost and estimated fair value of investment securities available for sale (in thousands) that are not determined to be other-than-temporarily impaired by contractual maturity at December 31, 2010 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities do not have contractual maturities.

	2010
	Amortized Cost	Estimated Fair Value

Due in one year or less	$—	$—
Due after one year but less than five years	5,670	5,884
Due after five years but less than ten years	35,222	34,688
Due after ten years	290,927	291,478
Equity securities	2,101	2,187

Total available-for-sale securities	$333,920	$334,237

Information pertaining to securities with gross unrealized losses (in thousands) at December 31, 2010 and 2009, aggregated by investment category and length of time that the individual securities have been in a continuous loss position is as follows.

	2010
	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss

Agency securities	$4,758	$1,518	$—	$—	$4,758	$1,518
Mortgage-backed securities	71,057	1,737	—	—	71,057	1,737
Equity securities	121	1	93	40	214	41

	$75,936	$3,256	$93	$40	$76,029	$3,296

	2009
	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss

Agency securities	$4,711	$105	$—	$—	$4,711	$105
Mortgage-backed securities	69,078	1,339	—	—	69,078	1,339
Equity securities	32	13	1,097	370	1,129	383

	$73,821	$1,457	$1,097	$370	$74,918	$1,827

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In determining OTTI, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or it is more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

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

The unrealized loss positions on debt securities at December 31, 2010 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. Debt securities with unrealized loss positions at December 31, 2010 included 12 agency securities and 21 agency mortgage-backed securities. Management does not believe that any of these debt securities were other-than-temporarily impaired at December 31, 2010.

Our impairment analysis considered all available evidence including the length of time and the extent to which the market value of each security was less than cost, the financial condition of the issuer of each equity security (based upon financial statements of the issuers), and the near term prospects of each issuer, as well as our intent and ability to retain these investments for a sufficient period of time to allow for any anticipated recovery in their respective market values. During 2010 and 2009, equity securities with an amortized cost basis of $81 thousand and $5.4 million, respectively, were determined to be other-than-temporarily impaired. Impairment losses of $67 thousand and $2.5 million were recognized through noninterest income during 2010 and 2009, respectively. No additional amount was included in accumulated other comprehensive loss in the equity section of the balance sheet for these securities as of December 31, 2010. Management has evaluated the unrealized losses associated with the remaining equity securities as of December 31, 2010 and, in management’s opinion, the unrealized losses are temporary and it is our intention to hold these securities until their value recovers. A rollforward of the cumulative other-than-temporary impairment losses (in thousands) recognized in earnings for all debt securities for the years ended December 31, 2009 and 2010 is as follows.

December 31, 2008	$561
Add: Loss where impairment was not previously recognized	2,469

December 31, 2009	3,030
Less: Realized gains for securities sales	(2,378)
Add: Loss where impairment was not previously recognized	52
Add: Loss where impairment was previously recognized	15

December 31, 2010	$719

The Company’s investment in FHLB stock totaled $17.6 million at December 31, 2010. FHLB stock is generally viewed as a long-term investment and as a restricted investment security and is carried at cost as there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on ultimate recoverability of the par value rather than by recognizing temporary declines in value. The FHLB has reinstated dividends and the repurchase of its stock thereby improving the value. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2010, and no impairment has been recognized.

Investment securities at estimated fair value (in thousands) that were pledged to secure deposits or outstanding borrowings or were pledged to secure potential future borrowings at December 31, 2010 and 2009 were as follows.

	2010	2009
Public deposits	$9,316	$34,219
Treasury, tax, and loan deposits	2,509	4,015
Federal Home Loan Bank borrowings	86,749	21,550
Federal Reserve Bank borrowings	1,738	2,115
Repurchase agreements	21,864	24,174
Housing and Urban Development	497	604

	$122,673	$86,677

(6)	Loans and Allowance for Credit Losses

We offer a full range of commercial, real estate, and consumer lending products and services, described in further detail below. Our loan portfolio is comprised of the following segments: commercial, construction, real estate-commercial mortgage, real estate-residential mortgage, and installment loans to individuals. Our primary lending objective is to meet business and consumer needs in our market areas while maintaining our standards of profitability and credit quality and enhancing client relationships. All lending decisions are based upon a thorough evaluation of the financial strength and credit history of the borrower and the quality and value of the collateral securing the loan. With few exceptions, personal guarantees are required on all loans.

Commercial and industrial loans. We make commercial loans to qualified businesses in our market areas. Commercial loans are loans to businesses which are typically not collateralized by real estate. Generally, the purpose of commercial loans is for the financing of accounts receivable, inventory, or equipment and machinery. Repayment of commercial loans may be more substantially dependent upon the success of the business itself, and therefore, must be monitored more frequently. In order to reduce our risk, the Banks require regular updates of the business’s financial condition, as well as that of the guarantors, and regularly monitor accounts receivable and payable of such businesses when deemed necessary.

Construction loans. Although we generally no longer make new loans to finance construction and land development, a significant amount of our portfolio contains such loans. We historically made construction and development loans to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties, and commercial projects as well as the development of residential neighborhoods and commercial office parks. To manage risk on construction and development loans, the Banks fund these loans on an “as-completed” basis with experienced bank representatives inspecting the properties before funding. Larger, more complicated projects require independent inspections by an architectural or engineering firm approved by the Banks prior to funding. Additionally, risk is being managed in the construction and development portfolio by limiting additional lending for speculative building of both residential and commercial properties, based upon the borrower’s history with the Banks, financial strength, and the loan-to-value ratio of such speculative property. An individual who borrows with the purpose of building a personal residence must provide evidence of a permanent mortgage as well as a contract with a builder before the closing of the loan.

Real estate-commercial mortgage. The Banks make commercial mortgage loans for the purchase and re-financing of owner occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities, and other non-residential types of properties. Commercial mortgage loans typically have maturities or are callable from one to five years. Underwriting for commercial mortgages involves an examination of debt service coverage ratios, the borrower’s creditworthiness and past credit history, and the guarantor’s personal financial condition. Underwriting for non-owner occupied commercial mortgages also involves evaluation of the terms of current leases and financial strength of the tenants.

Real estate-residential mortgage. We offer a wide range of residential mortgage loans through our Banks and our subsidiary, Gateway Bank Mortgage, Inc. Our residential mortgage portfolio held by the Banks includes first and junior lien mortgage loans, home equity lines of credit, and other term loans secured by first and junior lien mortgages. Residential mortgage loans have historically been lower risk loans in the Banks’ portfolios due to the ease in which the value of the collateral is ascertained, although the risks involved with these loans has been higher than historical averages due to falling home prices and high unemployment in our markets. First mortgage loans are generally made for the purchase of permanent residences, second homes, or residential investment property. Second mortgages and home equity loans are generally for personal, family, and household purposes such as home improvements, major purchases, education, and other personal needs. Mortgages which are secured by a borrower’s primary residence are made on the basis of the borrower’s ability to repay the loan from his or her regular income as well as the general creditworthiness of the borrower. Mortgages secured by residential investment property are made based upon the same guidelines as well as the borrower’s ability to cover any cash flow shortages during the marketing of such property for rent.

Installment loans to individuals. Installment loans to individuals are made on a regular basis for personal, family, and general household purposes. More specifically, we make automobile loans, home improvement loans, loans for vacations, and debt consolidation loans. Due to low interest rates offered by auto dealership financial programs, this segment of the loan portfolio has declined in recent years. While consumer financing may entail greater collateral risk than real estate financing on a per loan basis, the relatively small principal balances of each loan mitigates the risk associated with this segment of the portfolio.

The total of our loans (in thousands) by segment at December 31, 2010 and 2009 are as follows.

	2010	2009

Commercial and Industrial	$304,550	$361,256
Construction	475,284	757,702
Real estate - commercial mortgage	658,969	740,570
Real estate - residential mortgage	487,559	524,853
Installment loans to individuals	32,708	42,858
Deferred loan fees and related costs	(303)	(547)

	$1,958,767	$2,426,692

Allowance for Loan Losses

The purpose of the allowance for loan losses is to provide for potential losses inherent in our loan portfolio. Management considers several factors in determining the allowance for loan losses, including historical loan loss experience, the size and composition of the portfolio, and the estimated value of collateral agreements. Management regularly reviews the loan portfolio to determine whether adjustments are necessary to maintain an allowance for loan losses sufficient to absorb losses. Our review takes into consideration changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and review of current economic conditions that may affect the borrower’s ability to repay. Some of the tools used in the credit review process to identify potential problem loans include past due reports, collateral valuations (primarily third-party agreements), cash flow analyses of borrowers, and risk ratings of loans. In addition to the review of credit quality through ongoing credit review processes, we perform a comprehensive allowance analysis for our loan portfolio at least quarterly. This analysis includes specific allowances for individual loans, general allowances for loan pools which factor in our historical loan loss experience, loan portfolio growth and trends, and economic conditions, and unallocated allowances predicated upon both internal and external factors.

As part of the loan loss reserve methodology, loans are categorized into one of five broad segments: commercial, construction, commercial real estate, residential real estate, and consumer installment. Loss factors are calculated using qualitative data and then are applied to each of the loan segments to determine a reserve level for various subsets of each of the five segments of loans. In addition, special allocations may be assigned to nonaccrual or other problem credits.

A rollforward of the activity (in thousands) within the allowance for loan losses by loan type and recorded investment in loans for the year ended December 31, 2010 is as follows.

Allowance for Loan Losses and Recorded Investment in Loans

For the Year Ended December 31, 2010

			Real Estate -
2010	Commercial and Industrial	Construction	Commercial Mortgage	Residential Mortgage	Installment	Unallocated	Total
Allowance for credit losses:

Beginning balance	$23,819	$57,958	$29,700	$12,589	$1,473	$7,158	$132,697
Charge-offs	(25,187)	(103,268)	(49,419)	(14,012)	(1,540)		(193,426)
Recoveries	1,049	3,328	1,221	415	169		6,182
Provision	18,929	125,034	43,924	18,981	3,298	1,634	211,800

Ending balance	$18,610	$83,052	$25,426	$17,973	$3,400	$8,792	$157,253

Ending balance: collectively evaluated for impairment	$9,759	$24,530	$13,766	$8,241	$2,327	$8,792	$67,415

Ending balance: individually evaluated for impairment	$8,777	$55,010	$10,980	$9,444	$1,068		$85,279

Ending balance: loans acquired with deteriorated credit quality	$74	$3,512	$680	$288	$5		$4,559

Impaired Loans

A loan is considered impaired when it is probable that all amounts due will not be collected according to the contractual terms. For collateral dependent impaired loans, impairment is measured based upon the fair value of the underlying collateral. Management considers a loan to be collateral dependent when repayment of the loan is expected solely from the sale or liquidation of the underlying collateral. The Company’s policy is to charge off collateral dependent impaired loans at the earlier of foreclosure, repossession, or liquidation at the point it has been in nonaccrual status for 180 days. The Company will reduce the carrying value of the loan to the estimated fair value of the collateral less estimated selling costs through a charge off to the allowance for loan losses. For loans that are not collateral dependent, impairment is measured using discounted cash flows. Total impaired loans were $356.9 million and $469.1 million at December 31, 2010 and 2009, respectively, the majority of which were considered collateral dependent, and therefore, measured at the fair value of the underlying collateral.

Impaired loans for which no allowance is provided totaled $107.3 million and $137.5 million at December 31, 2010 and 2009. Loans written down to their estimated fair value of collateral less the costs to sell account for $20.0 million and $22.1 million of the impaired loans for which no allowance has been provided as of December 31, 2010 and 2009, respectively. The average age of appraisals for these loans is 0.69 years at December 31, 2010. The remaining impaired loans for which no allowance is provided are fully covered by the value of the collateral, and therefore, no loss is expected on these loans.

The following chart shows impaired loans by class (in thousands) as of December 31, 2010.

Impaired Loans

As of and For the Year Ended December 31, 2010

2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

With no related allowance recorded:
Commercial & Industrial	$12,453	$16,397	$—	$15,086	$176
Construction
1-4 family residential construction	5,373	6,137	—	6,930	10
Commercial construction	36,792	62,020	—	43,289	329
Real estate
Commercial Mortgage
Owner occupied	10,195	10,752	—	11,574	491
Non-owner occupied	20,866	34,830	—	26,019	126
Residential Mortgage
Secured by 1-4 family, 1st lien	17,266	19,445	—	22,235	211
Secured by 1-4 family, junior lien	4,259	5,044	—	5,338	5
Installment	93	116	—	192	—

With an allowance recorded:
Commercial & Industrial	19,141	21,902	8,852	21,724	171
Construction
1-4 family residential construction	5,693	7,121	1,130	1,998	118
Commercial construction	133,429	152,938	57,392	155,562	1,491
Real estate
Commercial Mortgage
Owner occupied	19,324	20,206	4,411	23,057	559
Non-owner occupied	40,272	56,692	7,248	47,213	1,229
Residential Mortgage
Secured by 1-4 family, 1st lien	25,071	25,596	6,660	29,365	405
Secured by 1-4 family, junior lien	4,463	4,886	3,072	5,143	37
Installment	2,186	3,881	1,073	3,871	—

Total:
Commercial & Industrial	31,594	38,299	8,852	36,810	347
Construction	181,287	228,216	58,522	207,779	1,948
Real estate-commercial mortgage	90,657	122,480	11,659	107,863	2,405
Real estate-residential mortgage	51,059	54,971	9,732	62,081	658
Installment	2,279	3,997	1,073	4,063	—

Total	356,876	447,963	89,838	418,596	5,358

Impaired loans (in thousands) as of December 31, 2009 were as follows.

Loan Category	Method Used to Measure Impairment	Impaired Loans Outstanding

1-4 family residential construction	Estimated fair market value	$20,851
Other construction and development	Estimated fair market value	237,313
Secured by farm land	Estimated fair market value	1,318
Secured by 1-4 family, revolving	Estimated fair market value	6,018
Secured by 1-4 family, 1st lien	Estimated fair market value	32,532
Secured by 1-4 family, junior lien	Estimated fair market value	1,502
Secured by multifamily	Estimated fair market value	8,137
Secured by nonfarm nonresidential (owner occupied)	Estimated fair market value	29,309
Secured by nonfarm nonresidential (non-owner occupied)	Estimated fair market value	75,947
Commercial and industrial	Estimated fair market value	56,081
Other consumer loans to individuals	Estimated fair market value	60

Total impaired loans		$469,068

Non-performing Assets

Non-performing assets consist of loans 90 days past due and still accruing interest, nonaccrual loans, and foreclosed real estate and repossessed assets. Total non-performing assets were $315.4 million or 11% of total assets at December 31, 2010 compared with $257.2 million or 9% of total assets at December 31, 2009. Non-performing assets (in thousands) were as follows.

	2010	2009
Loans 90 days past due and still accruing interest	$—	$—
Nonaccrual loans, including nonaccrual impaired loans	255,992	248,303
Foreclosed real estate and repossessed assets	59,423	8,867

Non-performing assets	$315,415	$257,170

Nonaccrual and Past Due Loans

A reconciliation of nonperforming loans to impaired loans (in thousands) for years ended December 31, 2010 and 2009 is as follows.

	2010	2009
Loans 90 days past due and still accruing interest	$—	$—
Nonaccrual loans, including nonaccrual impaired loans	255,992	248,303

Total non-performing loans	$255,992	$248,303
TDRs on accrual	63,932	56,600
Impaired loans on accrual	36,952	164,165

	$356,876	$469,068

Nonaccrual loans were $256.0 million at December 31, 2010 compared to $248.3 million at December 31, 2009. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due. If income on nonaccrual loans had been recorded under original terms, $26.5 million and $12.6 million of additional interest income would have been recorded in 2010 and 2009, respectively.

An age analysis of past due loans as of December 31, 2010 is as follows.

Age Analysis of Past Due Loans

As of December 31, 2010

2010	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment >90 Days and Accruing
Commercial & Industrial	$2,061	$683	$25,346	$28,090	$276,460	$304,550	$—
Construction
1-4 family residential construction	—	—	7,273	7,273	27,477	34,750	—
Commercial construction	6,615	321	132,395	139,331	301,203	440,534	—
Real estate
Commercial Mortgage
Owner occupied	—	—	8,275	8,275	338,439	346,714	—
Non-owner occupied	8,938	1,024	44,260	54,222	258,033	312,255	—
Residential Mortgage
Secured by 1-4 family, 1st lien	2,238	919	29,313	32,470	276,469	308,939	—
Secured by 1-4 family, junior lien	1,033	881	7,838	9,752	168,868	178,620	—
Installment	43	7	1,292	1,342	31,366	32,708	—
Deferred loan fees and related costs	—	—	—	—	(303)	(303)	—

Total	$20,928	$3,835	$255,992	$280,755	$1,678,012	$1,958,767	$—

Credit Quality

The Company experienced a significant deterioration in credit quality in 2009 and 2010. Problem loans and non-performing assets rose and led to significant increases to the allowance for loan losses. Provisions for loan losses were $211.8 million in 2010 and $134.2 million in 2009.

Management regularly reviews the loan portfolio to determine whether adjustments to the allowance are necessary. The review takes into consideration changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and review of current economic conditions that may affect the borrower’s ability to repay. In addition to the review of credit quality through ongoing credit review processes, management performs a comprehensive allowance analysis at least quarterly. This allowance includes specific allowances for individual loans; general allowance for loan pools, which factor in our historical loan loss experience, loan portfolio growth and trends, and economic conditions; and unallocated allowances predicated upon both internal and external factors.

The internal rating system is a series of grades reflecting management’s risk assessment, based on its analysis of the borrower’s financial condition. The “pass” category consists of a range of loan grades that reflect increasing, though still acceptable, risk. Movement of risk through the various grade levels in the “pass” category is monitored for early identification of credit deterioration. The “special mention” rating is attached to loans where the borrower exhibits material negative financial trends due to company specific or systematic conditions that, if left uncorrected, threaten its capacity to meet its debt obligations. The borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. It is a transitional grade that is closely monitored for improvement or deterioration. The “substandard” rating is applied to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists. Loans are placed on “nonaccrual” when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment. The following table provides information (in thousands) on December 31, 2010 about the credit quality of the loan portfolio using the Company’s internal rating system as an indicator.

Credit Ratings

As of December 31, 2010

	Pass	Special Mention	Substandard	Non-Performing Loans	Total

Commercial & Industrial	$225,389	$44,131	$9,684	$25,346	$304,550
Construction
1-4 family residential construction	19,080	2,207	6,190	7,273	34,750
Commercial construction	145,158	74,512	88,469	132,395	440,534
Real estate
Commercial Mortgage
Owner occupied	250,330	48,583	39,526	8,275	346,714
Non-owner occupied	191,080	43,226	33,689	44,260	312,255
Residential Mortgage
Secured by 1-4 family, 1st lien	226,389	32,632	20,605	29,313	308,939
Secured by 1-4 family, junior lien	151,221	9,916	9,645	7,838	178,620
Installment	17,531	10,691	3,194	1,292	32,708
Deferred loan fees and related costs	(303)	—	—	—	(303)

Total	$1,225,875	$265,898	$211,002	$255,992	$1,958,767

Modifications

A restructured loan results in a TDR when two conditions are present: 1) a borrower is experiencing financial difficulty and 2) a creditor grants a concession, such as an interest rate reduction, maturity extension and rate below market, reduction of face amount of debt, or reduction of accrued interest. As of December 31, 2010 and 2009, loans classified as TDRs were $85.8 million and $73.5 million, respectively. All of these were included in the impaired loan disclosure. Of this amount, $63.9 million was accruing and $21.9 million was non-accruing at December 31, 2010 and $56.6 million was accruing and $16.9 million was non-accruing at December 31, 2009. TDRs in nonaccrual status are returned to accrual status after a period of performance under which the borrower demonstrates the ability and willingness to repay the loan. None of the nonaccrual TDRs were returned to accrual status during the years ended December 31, 2010 and 2009.

(7)	Accounting for Certain Loans Acquired in a Transfer

Acquired impaired loans are recorded at fair value at time of acquisition with no valuation allowance. Accreted yield is limited to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows is not recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

The Company acquired loans pursuant to the acquisition of Gateway Financial Holdings, Inc. in December 2008. The Company reviewed the loan portfolio at acquisition to determine whether there was evidence of deterioration of credit quality since origination and if it was probable that it will be unable to collect all amounts due according to the loan’s contractual terms. When both conditions existed, the Company accounted for each loan individually, considered expected prepayments, and estimated the amount and timing of discounted expected principal, interest, and other cash flows (expected at acquisition) for each loan. The Company determined the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted into interest income (non-accretable difference). The remaining amount, representing the excess of the loan’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan (accretable yield).

Over the life of the loan, the Company continues to estimate cash flows expected to be collected. The Company evaluates at the balance sheet date whether the present value of these loans determined using the effective interest rates has decreased, and if so, the Company establishes a valuation allowance for the loan. Valuation allowances for acquired loans reflect only those losses incurred after acquisition; that is, the present value of cash flows expected at acquisition that are not expected to be collected. Valuation allowances are established only subsequent to our acquisition of the loans. For loans that are not accounted for as debt securities, the present value of any subsequent increase in the loan’s actual cash flows or cash flows expected to be collected is used first to reverse any existing valuation allowance for that loan. For any remaining increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s remaining life. The Company does not have any such loans that were accounted for as debt securities.

Loans that were acquired for which there was evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be made as scheduled had an outstanding balance of $26.0 million and a carrying amount of $23.2 million at December 31, 2010. The carrying amount of these loans is included in the balance sheet amount of loans receivable at December 31, 2010. Of these loans, $16.5 million have experienced further deterioration since the acquisition date and are included in the impaired loan amounts disclosed in Note 6, Loans and Allowance for Loan Losses. The following table depicts the accretable yield (in thousands) from December 31, 2008 to December 31, 2010.

Balance, December 31, 2008	$4,167
Accretion	(2,134)
Disposals	(2,075)
Additions	1,084

Balance, December 31, 2009	1,042
Accretion	(458)
Disposals	(170)
Additions	135

Balance, December 31, 2010	$549

(8)	Derivative Instruments

At December 31, 2010, the Company had rate-lock commitments to originate residential mortgage loans in the amount of $55.9 million and loans held for sale of $22.5 million. At December 31, 2009, the Company had rate-lock commitments to originate mortgage loans in the amount of $17.2 million and loans held for sale of $12.6 million. Under the contractual relationship with these investors, the Company is obligated to sell the loans only if the loans close. No other obligation exists. As a result of these contractual relationships with these investors, the Company is not exposed to losses nor will it realize gains related to its rate-lock commitments due to changes in interest rates. There is a 120-day window after the sale of the loan during which the Company is obligated to buy back the loan if a default occurs.

(9)	Premises, Equipment, and Leases

Premises and equipment (in thousands) at December 31, 2010 and 2009 are summarized as follows.

	2010	2009

Land	$31,238	$31,335
Buildings and improvements	58,177	58,177
Leasehold improvements	3,418	3,411
Equipment, furniture, and fixtures	14,563	14,828
Construction in progress	7	7

	107,403	107,758
Less accumulated depreciation and amortization	(13,989)	(10,246)

	$93,414	$97,512

Depreciation and leasehold amortization expense for the years ended December 31, 2010, 2009, and 2008 was $5.0 million, $5.5 million, and $1.4 million, respectively.

The Company leases land and buildings upon which certain of its operating facilities and financial center facilities are located. These leases expire at various dates through August 31, 2049. Additionally, the Company has the option to purchase the land upon which the operations center is built at the end of the twenty-year lease term on December 31, 2018 at a cost of $300 thousand.

Various facilities and equipment are leased under noncancellable operating leases with initial remaining terms in excess of one year with options for renewal. In addition to minimum rents, certain leases have escalation clauses and include provisions for additional payments to cover taxes, insurance, and maintenance. The effects of the scheduled rent increases, which are included in the minimum lease payments, are recognized on a straight-line basis over the lease term. Rental expense was $3.3 million for 2010 compared to $3.8 million for 2009 and $1.1 million for 2008.

Future minimum lease payments (in thousands), by year and in the aggregate, under noncancellable operating leases at December 31, 2010 were as follows.

2011	$2,727
2012	2,540
2013	2,269
2014	2,075
2015	1,958
Thereafter	20,404

$31,973

The Company has entered into contracts as lessor for excess office space. Future minimum lease payments receivable under noncancelable leasing arrangements at December 31, 2010 were not material.

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

As of May 31, 2009, the Company conducted an impairment test on the goodwill from the Shore Financial Corporation (“SFC”) acquisition related to Shore. Management’s review of goodwill indicated an impairment of $27.9 million. Also in the second quarter of 2009, the goodwill associated with the GFH merger was tested for impairment. Our testing indicated that there was no impairment of the goodwill related to the GFH merger as of June 30, 2009. The differing result of the GFH impairment testing from the SFC testing was due to several factors including the relative value of consideration paid for GFH (only five months had elapsed since the GFH merger, and, thus, fair values were more current than for SFC) and the market prices paid in acquisitions had already fallen substantially prior to the GFH acquisition. Annual impairment testing of the GFH goodwill subsequently was conducted on its planned schedule as of October 31, 2009. Due in part to a decline in the Company’s stock price and, thus, its market capitalization, and its further deterioration in the fair value of the Company’s assets, the assessment reflected impairment of the entire $56.9 million in goodwill associated with the GFH acquisition. The non-cash loss on impairment of goodwill was recorded as a noninterest expense in the statement of operations for the year ended December 31, 2009.

A summary of goodwill and intangible assets (in thousands) as of December 31, 2010, 2009, and 2008 is as follows.

	2010		2009		2008
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to future amortization:
Core deposit intangible	$8,105	$3,058	$8,105	$1,703	$8,105	$347
Employment contract intangible	1,130	909	1,130	713	1,957	19
Insurance book of business intangible	6,450	860	6,450	430	6,000	—

Total intangible assets subject to future amortization	15,685	4,827	15,685	2,846	16,062	366

Intangible assets not subject to amortization:
Goodwill	—	—	—	—	82,671	—

Total goodwill and intangible assets	$15,685	$4,827	$15,685	$2,846	$98,733	$366

The aggregate amortization expense for intangible assets with finite lives for the year ended December 31, 2010 was $2.0 million compared to $2.5 million in 2009 and $366 thousand for 2008. The estimated aggregate annual amortization expense (in thousands) for the years subsequent to December 31, 2010 is as follows.

2011	$1,947
2012	1,771
2013	1,403
2014	1,024
2015	1,024
Thereafter	3,689

Total	$10,858

(11)	Foreclosed Real Estate and Repossessed Assets

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses (in thousands) on foreclosed assets is as follows.

	December 31, 2010	December 31, 2009

Balance at beginning of year	$356	$—
Provision for losses	10,925	1,043
Charge-offs	(1,748)	(687)

Balance at end of year	$9,533	$356

Expenses (in thousands) applicable to foreclosed real estate and repossessed assets for years ended December 31, 2010 and 2009 include the following.

	Year Ended December 31, 2010	Year Ended December 31, 2009

Losses on sale of foreclosed real estate	$303	$161
Provision for losses	10,925	1,043
Operating expenses	2,078	417

Total	$13,306	$1,621

There were no foreclosed asset expenses for the year ended December 31, 2008.

(12)	Deposits

The scheduled maturities of time deposits (in thousands) at December 31, 2010 and 2009 were as follows.

	2010		2009
	Time Deposits Less than $100	Time Deposits $100 or More	Time Deposits Less than $100	Time Deposits $100 or More
Maturity of:
3 months or less	$98,228	$88,759	$242,970	$47,514
3 months - 6 months	147,069	180,321	157,105	49,791
6 months - 12 months	210,413	168,368	286,701	148,037
1 year - 2 years	193,731	198,786	165,255	85,786
2 years - 3 years	30,248	46,238	18,837	13,771
3 years - 4 years	11,159	6,990	8,389	5,951
4 years - 5 years	9,924	11,533	8,936	5,895
Over 5 years	2,234	284	1,595	100

	$703,006	$701,279	$889,788	$356,845

Total brokered deposits were $136.8 million and $386.4 million at December 31, 2010 and 2009, respectively. Of these brokered funds $18.9 million and $47.6 million were interest-bearing demand deposits and the remaining $117.9 million and $338.8 million were time deposits at December 31, 2010 and 2009, respectively.

(13)	Borrowings

As a member of FHLB, the Company may borrow funds based on criteria established by the FHLB. The FHLB may call these borrowings prior to maturity if the collateral balance falls below the borrowing level. The borrowing arrangements with the FHLB could be either short- or long-term depending on our related costs and needs. At December 31, 2010 and 2009, the Company had loans from the FHLB totaling $213.4 million and $228.2 million, respectively. Interest only is payable on a monthly basis until maturity. The carrying value of maturities of FHLB borrowings at December 31, 2010 was as follows (in thousands).

2011	$15,000
2012	193,136
2013	—
2014	5,217

$213,353

FHLB borrowings carry a weighted-average interest rate of 4.03% and are all convertible at FHLB’s option on the interest payment dates to either one-month or three-month LIBOR except for eight fixed-rate advances that total $52.7 million. The FHLB borrowings were collateralized with residential real estate loans, commercial real estate loans, and investment securities. The principal balance due, excluding acquisition fair value adjustments, of FHLB borrowings in aggregate, were $208.3 million at December 31, 2010.

The Company has two reverse repurchase agreements. Each repurchase agreement has an original principal balance of $10.0 million and is collateralized with mortgage-backed securities with a similar fair value. The first repurchase agreement has a five-year term with an interest rate fixed at 4.99% until it is repurchased by the counterparty on August 1, 2011. The second repurchase agreement has a seven-year term with a repurchase date of August 1, 2013. The interest rate of this agreement is a variable rate of 9.85% minus three-month LIBOR (0.30% at December 31, 2010), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2010 was 5.85%. Both agreements are callable by the counterparty on a quarterly basis. The carrying value of these agreements as of December 31, 2010 was $20.5 million.

The Company has four placements of trust preferred securities as follows:

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

LIBOR in the table above refers to three-month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities are entitled to cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. In January 2010, the Company exercised its right to defer all quarterly distributions on the trust preferred securities. Interest payable continues to accrue during the deferral period and interest on the deferred interest also accrues, both of which must be paid at the end of the deferral period and totaled $1.4 million at December 31, 2010. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The carrying value of these debentures in aggregate as of December 31, 2010 was $29.3 million.

(14)	The Amended TARP

On December 31, 2008, and subsequent to the Company’s acquisition of GFH, as part of the Treasury’s Capital Purchase Program (“TARP”), the Company entered into a Letter Agreement and Securities Purchase Agreement with the Treasury, pursuant to which the Company sold 80,347 shares of Series C Preferred, having a liquidation preference of $1,000 per share and a warrant to purchase 1,325,858 shares of common stock at an initial exercise price of $9.09 per share, subject to certain anti-dilution and other adjustments, for an aggregate purchase price of $80.3 million in cash.

On August 12, 2010, the Company and Treasury executed the Exchange Agreement, which provided for (i) the exchange of the 80,347 shares of Series C Preferred for 80,347 shares of a newly-created Series C-1 Preferred with a liquidation preference of $1,000, (ii) the conversion of the Series C-1 Preferred at a discounted conversion value of $260 per share into 52,225,550 shares of common stock at a conversion price of $0.40 per share, and (iii) the amendment of the terms of the warrant to provide for the purchase of up to 1,325,858 shares of common stock at an exercise price of $0.40 per share for a ten-year term following the issuance of the amended warrant.

(15)	Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of the Company’s involvement or “credit risk.” The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Contractual amounts (in thousands) at December 31, 2010 and 2009 were as follows.

	2010	2009
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$269,579	$326,121
Standby letters of credit	14,102	8,590

	$283,681	$334,711

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, and real estate.

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

Defined Contribution Plan

The Company has defined contribution 401(k) plans at both of its subsidiary banks and one for the former GFH employees. Under the BOHR 401(k) plan, all employees who are 21 years of age and have completed one year of service are eligible to participate. Participants may contribute up to 20% of their compensation, subject to statutory limitations and the Company matches 100% of the employees’ contributions up to 4% of salary. Under the Shore 401(k) plan, all employees who are 18 years of age and have completed 3 months of service are eligible to participate. Participants may contribute up to 15% of their compensation and the Company matches 100% up to 3% of the employees’ contributions and 50% of the next 3%. Former Gateway Bank & Trust Co. employees who are 18 years of age and have completed three months of service are eligible to participate in that 401(k) plan, and the Company matches 100% of the employees’ contributions up to 6% of salary. The Company may also make additional discretionary contributions to the plans. Participants are fully vested in their contributions and the Company’s match immediately and become fully vested in the Company’s discretionary contributions after 3 years of service.

The Company made no discretionary contributions in 2010 or 2009 compared to $209 thousand for the year ended December 31, 2008. The Company also made matching contributions of $1.2 million, $1.2 million, and $257 thousand for the years ended December 31, 2010, 2009, and 2008, respectively. The Company offers its stock as an investment option under the BOHR 401(k) plan.

Supplemental Executive Retirement Plans (“SERP”)

The Company has entered into SERPs with several key officers. Under these agreements, all but three of ten officers are each eligible to receive an annual benefit payable in fifteen installments each equal to $50 thousand following the attainment of their plan retirement date. Two of the other three officers are eligible to receive an annual benefit payable in fifteen installments each equal to 50% of their Benefit Computation Base (as defined below) following the attainment of his plan retirement date. The remaining officer is eligible to receive an annual benefit payable in fifteen installments each equal to 70% of the Benefit Computation Base following the attainment of the plan retirement date. The Benefit Computation Base is calculated as the average compensation from the Company over the three consecutive completed calendar years just prior to the year of retirement or termination (the “Benefit Computation Base”). The Company recognizes expense each year related to these agreements based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The change in benefit obligation and funded status (in thousands) for the years ended December 31, 2010, 2009, and 2008 were as follows.

	2010	2009	2008

Benefit obligation at beginning of year	$4,874	$3,915	$2,153
Acquired in GFH acquisition	—	—	1,098
Service cost	620	826	516
Interest cost	64	228	148
Terminations	(762)	(95)	—

Benefit obligation at end of year	4,796	4,874	3,915
Fair value of plan assets	—	—	—

Funded status	$(4,796)	$(4,874)	$(3,915)

The amount of the funded status is the accrued benefit cost included in other liabilities on the balance sheet. The amounts (in thousands) recognized in the consolidated balance sheets as of December 31, 2010 and 2009 were as follows.

	2010	2009

Accrued benefit cost included in other liabilities	$(4,796)	$(4,874)

The components of net periodic benefit cost (in thousands) for the years ended December 31, 2010, 2009, and 2008 were as follows.

	2010	2009	2008

Service cost	$620	$826	$516
Interest cost	64	228	148
Terminations	(762)	(95)	—

Net periodic benefit cost	$(78)	$959	$664

The weighted-average assumptions used to determine benefit obligations and net periodic pension benefit at December 31, 2010, 2009, and 2008 were as follows. The rate of compensation increase only applies to the officer agreements with a Benefit Computation Base.

	2010	2009	2008

Discount rate	6.00% - 7.00%	6.00% - 7.00%	7.00%
Rate of compensation increase	5.00% - 5.75%	3.00% - 5.75%	3.00% - 5.00%

The Company recognizes expense each year related to the SERPs based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The Company does not expect to make contributions to fund the supplemental retirement agreements in 2011 and made no contributions to the plan in 2010. The plans are unfunded and there are no plan assets. As of December 31, 2010, the following benefit payments (in thousands) are expected to be paid over the next ten years.

2011	$3,486
2012	—
2013	—
2014	—
2015	—
2016 - 2020	—

$3,486

Executive Savings Plan

The Company had an Executive Savings Plan with certain officers whereby an initial contribution made by the officers will be matched each year by the Company as long as the officers’ employment continues and the Company is profitable. Contributions into the plan may be used to purchase employer stock or may be placed in savings accounts for the benefit of each individual participant and earn interest at the highest rate currently being paid on a Company certificate of deposit. Company contributions to the Executive Savings Plan during 2008 were $242 thousand. No contributions were made to the plan during 2009 or 2010, and the plan was discontinued during 2010.

Board of Directors Retirement Agreement

The Company has entered into retirement agreements with certain members of the Board of Directors. Participants are eligible for compensation under the plan upon the sixth anniversary of the participant’s first board meeting. Benefits are to be paid in monthly installments commencing at retirement and ending upon the death, disability, or mutual consent of both parties to the agreement. Under the plan, the participants continue to serve the Company after retirement by performing certain duties as outlined in the plan document. During 2010, 2009, and 2008, the Company expensed $69 thousand, $72 thousand, and $69 thousand, respectively, related to this plan.

(17)	Stock Compensation Plans

During 2008, the Company authorized the grant of options to employees and directors for 18,000 shares of the Company’s common stock under stock compensation plans that have been approved by the Company’s shareholders. During 2009 and 2010, no additional options were granted. All outstanding options have original terms that range from 5 to 10 years and are either fully vested and exercisable at the date of grant or vest ratably over 3 to 10 years. During 2008, the Company acquired 216,183 stock options as part of the Shore Merger and 1,185,018 stock options as part of the Gateway Merger. A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price	Average Intrinsic Value

Balance at December 31, 2007	858,156	$9.48	$—
Acquired through SFC acquisition	216,183	6.27	—
Acquired through GFH acquisition	1,185,018	14.12	—
Granted	18,000	11.41	—
Exercised	(112,964)	5.13	—
Forfeited	(2,750)	12.00	—
Expired	(65,637)	113.33	—

Balance at December 31, 2008	2,096,006	11.96	—
Exercised	(86,243)	7.11	—
Forfeited	(20,834)	11.78	—
Expired	(568,716)	11.14	—

Balance at December 31, 2009	1,420,213	12.60	—
Expired	(248,896)	10.49	—

Balance at December 31, 2010	1,171,317	$13.04	$—

Options exercisable at December 31, 2010	1,134,389	$12.90	$—

Stock-based compensation expense recognized in the consolidated statements of operations and the options exercised, including the total intrinsic value and cash received, for the years ended December 31, 2010, 2009, and 2008 were as follows (in thousands, except share data).

	2010	2009	2008
Expense recognized:
Related to stock options	$116	$179	$86
Related to share awards	41	452	64
Related tax benefit	36	165	29

Number of options exercised:
New shares	—	86,243	112,282
Previously acquired shares	—	—	682

Total intrinsic value of options exercised	$—	$32	$643
Cash received from options exercised	—	613	571

Information pertaining to options outstanding and options exercisable as of December 31, 2010 is as follows.

	Options Outstanding			Options Exercisable
Ranges of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

$3.09 - 5.05	61,751	1.47	$4.13	61,751	$4.13
7.03 - 8.77	171,093	2.50	7.92	171,093	7.92
9.11 - 10.65	372,601	2.84	9.76	372,601	9.76
12.00 - 12.49	184,128	6.07	12.03	168,128	12.04
19.43 - 22.07	343,051	4.20	20.02	322,123	19.91
23.67 - 24.67	38,693	4.49	24.46	38,693	24.46

$3.09 - 24.67	1,171,317	3.68	$13.04	1,134,389	$12.90

The Company has 753,408 shares available under shareholder approved stock incentive plans. As of December 31, 2010, there was $195 thousand of unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 3.3 years.

The weighted-average grant-date fair value of stock options granted and acquired through mergers during 2008 was $1.86. The following assumptions were used to arrive at the fair value of stock options:

2008

Risk-free interest rate	2.25% - 3.34%
Volatility	34.30% - 40.56%
Dividend yield	3.39% - 5.04%
Expected term (in years)	0.10 - 8.30

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

The Company has granted non-vested shares to certain directors and employees as part of incentive programs. Outstanding non-vested shares have original vesting schedules of five years and are expensed over the same time frame.

A summary of the Company’s non-vested share activity and related information was as follows.

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at December 31, 2007	54,540	$11.23
Granted	32,908	8.50
Vested	(37,623)	11.16

Balance at December 31, 2008	49,825	9.49
Granted	10,000	8.54
Vested	(33,756)	8.85
Forfeited	(4,152)	8.97

Balance at December 31, 2009	21,917	10.12
Vested	(4,000)	10.39
Forfeited	(9,917)	9.70

Balance at December 31, 2010	8,000	$10.51

As of December 31, 2010, there was $72 thousand of total unrecognized compensation cost related to non-vested share awards. That cost is expected to be recognized over a weighted average period of 2.3 years. The total fair value of shares vested during the years ended December 31, 2010, 2009, and 2008 was $6 thousand, $164 thousand, and $418 thousand, respectively.

(18)	Noninterest Expense

A summary of noninterest expense (in thousands) for the years ended December 31, 2010, 2009, and 2008 is as follows.

(in thousands)	2010	2009	2008

Salaries and employee benefits	$45,844	$42,285	$11,518
Occupancy	9,006	9,044	2,261
Data processing	5,037	5,368	1,189
Impairment of goodwill	—	84,837	—
FDIC insurance	4,278	5,661	262
Equipment	4,034	4,735	663
Professional fees and consultants	7,418	2,883	383
Problem loan and repossessed asset costs	4,711	934	—
Amortization of intangible assets	1,981	2,546	365
Bank franchise tax	2,184	1,922	621
Telephone and postage	1,678	1,599	481
Stationary, printing, and office supplies	893	894	229
Advertising and marketing	865	888	412
Appraisal fees	679	154	—
Directors’ and regional board fees	554	1,020	443
Other	6,170	6,025	2,160

Total noninterest expenses	$95,332	$170,795	$20,987

(19)	Business Segment Reporting

The Company defines its operating segments by product and customer. The Company has two community banks, BOHR and Shore, which provide loan and deposit services throughout their 58 locations in Virginia, North Carolina, and Maryland. In addition to its banking operations, the Company has three other reportable segments: Mortgage, Investment, and Insurance. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Net income (loss) below is shown prior to corporate overhead allocation. Intersegment transactions are recorded at cost and eliminated as part of the consolidated process. Because of the interrelationships between the segments, the information is not indicative of how the segments would perform if they operated as independent entities. The following table shows certain financial information (in thousands) at December 31, 2010 and 2009 for each segment and in total.

	Total	Elimination	Banking	Mortgage	Investment	Insurance

Total assets at December 31, 2010	$2,900,156	$(281,626)	$3,146,314	$25,393	$1,111	$8,964

Year ended December 31, 2010

Net interest income	$75,959	$—	$75,593	$351	$—	$15

Provision for loan losses	(211,800)	—	(211,800)	—	—	—

Net interest income (loss) after provision for loan losses	(135,841)	—	(136,207)	351	—	15
Noninterest income	18,638	—	2,579	11,269	278	4,512
Noninterest expense	95,332	—	82,105	8,597	152	4,478

Net income (loss) before income taxes	(212,535)	—	(215,733)	3,023	126	49
Income tax expense (benefit)	(2,179)	—	(3,298)	1,058	44	17

Net income (loss) before noncontrolling interest	(210,356)	—	(212,435)	1,965	82	32
Noncontrolling interest	983	—	—	983	—	—

Net income (loss)	$(211,339)	$—	$(212,435)	$982	$82	$32

Total assets at December 31, 2009 as restated	$2,919,576	$(303,100)	$3,197,510	$13,599	$1,163	$10,404

Year ended December 31, 2009 as restated

Net interest income	$105,151	$—	$104,745	$392	$—	$14
Provision for loan losses	(134,223)	—	(134,223)	—	—	—

Net interest income (loss) after provision for loan losses	(29,072)	—	(29,478)	392	—	14
Noninterest income	22,325	—	12,428	4,642	354	4,901
Noninterest expense	170,795	—	162,304	3,686	183	4,622

Net income (loss) before income taxes	(177,542)	—	(179,354)	1,348	171	293
Income tax expense	23,908	—	23,300	445	60	103

Net income (loss)	$(201,450)	$—	$(202,654)	$903	$111	$190

The Company had no reportable business segments except banking at December 31, 2008.

(20)	Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. The amount of dividends the Banks may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. Under these restrictions, at December 31, 2010, the Banks had no ability to pay dividends without prior approval.

Loans and advances from the Banks to the Company are limited based on regulatory capital. As of December 31, 2009, the aggregate principal balance of loans outstanding from BOHR and Shore to the Company were $21.5 million and $2.0 million, respectively. The loans from BOHR to the Company were not adequately secured with collateral under applicable regulations. During 2010, these balances were paid in full.

(21)	Regulatory Capital Requirements

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company (on a consolidated basis) and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The Company’s and the Banks’ capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

A summary of the Company’s and the Banks’ required and actual capital components (in thousands) follows.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010
Tier 1 Capital:
Consolidated Company	$208,527	11.22%	$74,352	4.00%	N/A	N/A
Bank of Hampton Roads	165,741	9.87%	67,137	4.00%	$100,706	6.00%
Shore Bank	22,058	12.17%	7,251	4.00%	10,876	6.00%
Total Risk-Based Capital:
Consolidated Company	233,416	12.56%	148,704	8.00%	N/A	N/A
Bank of Hampton Roads	188,347	11.22%	134,274	8.00%	167,843	10.00%
Shore Bank	24,353	13.43%	14,502	8.00%	18,127	10.00%
Leverage Ratio:
Consolidated Company	208,527	7.02%	118,759	4.00%	N/A	N/A
Bank of Hampton Roads	165,741	6.24%	106,160	4.00%	132,700	5.00%
Shore Bank	22,058	6.60%	13,362	4.00%	16,703	5.00%

As of December 31, 2009 as restated
Tier 1 Capital:
Consolidated Company	$141,168	6.03%	$93,612	4.00%	N/A	N/A
Bank of Hampton Roads	141,622	6.54%	86,634	4.00%	$129,951	6.00%
Shore Bank	21,668	11.13%	7,789	4.00%	11,684	6.00%
Total Risk-Based Capital:
Consolidated Company	171,699	7.34%	187,224	8.00%	N/A	N/A
Bank of Hampton Roads	169,950	7.85%	173,268	8.00%	216,586	10.00%
Shore Bank	24,121	12.39%	15,578	8.00%	19,473	10.00%
Leverage Ratio:
Consolidated Company	141,168	4.62%	122,193	4.00%	N/A	N/A
Bank of Hampton Roads	141,622	5.09%	111,249	4.00%	139,061	5.00%
Shore Bank	21,668	7.13%	12,151	4.00%	15,189	5.00%

The regulatory risk-based capital guidelines to which we are subject measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets and disallowed deferred tax assets, plus a limited amount of qualified trust preferred securities, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses.

BOHR and Shore are considered to be “well capitalized” under applicable regulations as of December 31, 2010. Section 29 of the Federal Deposit Insurance Act limits the use of brokered deposits by institutions that are less than “well capitalized” and allows the Federal Deposit Insurance Corporation to place restrictions on interest rates that institutions may pay.

(22)	Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company groups financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The majority of instruments fall into the Level 1 or 2 fair value hierarchy. Valuation methodologies for the fair value hierarchy are as follows:

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

The aggregate fair value amounts presented below do not represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair value for its financial instruments.

(a)	Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, overnight funds sold and due from FRB, and interest-bearing deposits in other banks. The carrying amount approximates fair value.

(b)	Investment Securities Available for Sale

Fair values are based on published market prices where available. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Investment securities available for sale are carried at their aggregate fair value.

(c)	Loans Held For Sale

The carrying value of loans held for sale is a reasonable estimate of fair value since loans held for sale are expected to be sold within a short period.

(d)	Loans

To determine the fair values of loans other than those listed as nonaccrual, we use discounted cash flow analyses. In these analyses, we use discount rates that are similar to the interest rates and terms currently being offered to borrowers of similar terms and credit quality. We believe our disclosures provide fair values that are more indicative of an entry price. This technique does not contemplate an exit price. We do not record loans at fair value on a recurring basis. We record fair value adjustments to loans on a nonrecurring basis to reflect full and partial charge-offs due to impairment. For nonaccrual loans, we use a variety of techniques to measure fair value, such as using the current appraised value of the collateral, discounting the contractual cash flows, and analyzing market data that we may adjust due to the specific characteristics of the loan or collateral.

(e)	Interest Receivable and Interest Payable

The carrying amount approximates fair value.

(f)	Bank-Owned Life Insurance

The carrying amount approximates fair value.

(g)	Deposits

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

(i)	Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2010 and 2009, and as such, the related fair values have not been estimated.

The estimated fair value (in thousands) of the Company’s financial instruments at December 31, 2010 and 2009 were as follows.

	2010		2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Assets:
Cash and due from banks	$17,726	$17,726	$16,995	$16,995
Overnight funds sold and due from FRB	440,844	440,844	139,228	139,228
Interest-bearing deposits in other banks	2,342	2,342	43,821	43,821
Investment securities available for sale	334,237	334,237	161,062	161,062
Loans held for sale	22,499	22,499	12,615	12,615
Loans, net	1,801,514	1,849,773	2,293,995	2,364,702
Interest receivable	7,278	7,278	8,788	8,788
Bank-owned life insurance	50,213	50,213	48,355	48,355

Liabilities:
Deposits	2,420,161	2,408,466	2,495,040	2,486,449
FHLB borrowings	213,353	224,262	228,215	233,356
Other borrowings	49,853	51,762	49,254	50,316
Interest payable	3,644	3,644	3,573	3,573

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

	December 31, 2010
	Assets /Liabilities Measured at Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3

Investment securities available for sale	$334,237	$769	$332,050	$1,418
Derivative loan commitments	952	—	—	952
Loans held for sale	22,499	—	22,499	—

	December 31, 2009
	Assets /Liabilities Measured at Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3

Investment securities available for sale	$161,062	$1,357	$158,477	$1,228
Derivative loan commitments	201	—	—	201
Loans held for sale	12,615	—	12,615	—

	Activity in Fair Value Measurements Twelve Months Ended December 31, 2010
	Investment Securities Available for Sale			Derivative Loan Commitments	Loans Held for Sale
Description	Level 1	Level 2	Level 3	Level 3	Level 2

Balance, December 31, 2009	$1,357	$158,477	$1,228	$201	$12,615
Unrealized (gains) losses included in:
Earnings	(67)	—	—	—	—
Other comprehensive gain (loss)	315	983	190	—	—
Purchases, issuances, and settlements, net	(836)	172,590	—	751	9,884
Transfers in and/or out, net	—	—	—	—	—

Balance, December 31, 2010	$769	$332,050	$1,418	$952	$22,499

The following describe the valuation techniques used to measure fair value for our assets and liabilities classified as recurring.

Investment Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products, and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, and certain corporate, asset backed and other securities valued using third party quoted prices in markets that are not active. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Derivative Loan Commitments. The Company enters into commitments to originate mortgage loans whereby the interest rate is fixed prior to funding. These commitments, in which the Company intends to sell in the secondary market, are considered freestanding derivatives. These are carried at fair value and are included in other assets at December 31, 2010 and 2009.

Loans Held For Sale. The Company sells loans to outside investors. Fair value of mortgage loans held for sale is estimated based on the commitments into which individual loans will be delivered. Carrying value of loans held for sale approximates fair value.

Nonrecurring Basis

Certain assets, primarily impaired loans, are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment.) The adjustments are based on appraisals of underlying collateral or other observable market prices when current appraisals or observable market prices are available. Where we do not have a current appraisal, an existing appraisal or other valuation would be utilized after discounting it to reflect current market conditions, and, as such, may include significant management assumptions and input with respect of the determination of fair value.

To assist in the discounting process, a valuation matrix was developed to provide valuation guidance for collateral dependent loans and foreclosed real estate where it was deemed that an existing appraisal was outdated as to current market conditions. The matrix applies discounts to external appraisals depending on the type of real estate and age of the appraisal. The discounts are generally specific point estimates; however in some cases, the matrix allows for a small range of values. The discounts were based in part upon externally derived statistical data. The discounts were also based upon management’s knowledge of market conditions and prices of sales of foreclosed real estate. In addition, matrix value adjustments may be made by our independent appraisal group to reflect property value trends within specific markets as well as actual sales data from market transactions and/or foreclosed real estate sales. In the case where an appraisal is greater than two years old for collateral dependent impaired loans and foreclosed real estate, it is the Company’s policy to classify these as Level 3 within the fair value hierarchy; otherwise, they are classified as Level 2. The average age of appraisals for Level 3 valuations of collateral dependent loans was 4.78 years as of December 31, 2010. Management periodically reviews the discounts in the matrix as compared to valuations from updated appraisals and modifies the discounts should updated appraisals reflect valuations significantly different than those derived utilizing the matrix. To date, management believes the appraisal discount matrix has resulted in appropriate adjustments of existing appraisals thereby providing management with reasonable valuations for the collateral underlying the loan portfolio. The following table presents the carrying amount (in thousands) for impaired loans and adjustments made to fair value during the respective reporting periods.

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2010 Using
		Level 1	Level 2	Level 3	Total Losses

Impaired loans	$159,741	$—	$133,861	$25,880	$—

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2009 Using
		Level 1	Level 2	Level 3	Total Losses

Impaired loans	$240,044	$—	$149,346	$90,698	$—

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

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2010 Using
		Level 1	Level 2	Level 3	Total Losses

Foreclosed real estate and repossessed assets	$59,423	$—	$59,423	$—	$11,228

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2009 Using
		Level 1	Level 2	Level 3	Total Losses
Foreclosed real estate and repossessed assets	$8,867	$—	$8,867	$—	$1,204
Goodwill	—	—	—	—	84,837

The following describes the valuation techniques used to measure fair value for our nonfinancial assets and liabilities classified as nonrecurring.

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

Goodwill. Impairment testing was performed on goodwill during 2009 resulting in the write off of all goodwill balances.

(23)	Income Taxes

The Company files federal income tax returns in the U.S. and in the states of Virginia, Maryland, and North Carolina. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2007. The current and deferred components of income tax expense (in thousands) for the years ended December 31, 2010, 2009, and 2008 were as follows.

	2010	As Restated 2009	2008

Current	$(2,179)	$(9,043)	$4,496
Deferred	(71,185)	(24,064)	(836)
Deferred tax asset valuation allowance	71,185	57,015	—

Income tax expense	$(2,179)	$23,908	$3,660

The provisions for income taxes for the years ended December 31, 2010, 2009, and 2008 differ from the amount computed by applying the statutory federal income tax rate to income before taxes due to the following (in thousands).

	2010	As Restated 2009	2008

Federal income tax expense (benefit), at statutory rate	$(74,387)	$(62,140)	$3,709
Change resulting from:
State income tax, net of federal benefit	(2,459)	(1,217)	—
Valuation allowance of deferred tax assets	71,185	57,015	—
Rate change	—	517	—
Dividends and tax-exempt interest	(22)	(198)	(77)
Goodwill impairment	—	29,693	—
Officers’ life insurance	(428)	(505)	(24)
Other	3,932	743	52

Income tax expense	$(2,179)	$23,908	$3,660

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities (in thousands) as of December 31, 2010 and 2009 were as follows.

	2010	As Restated 2009
Deferred tax assets:
Allowance for loan losses	$115,534	$52,510
Federal net operating loss carryforward	7,130	10,325
State net operating loss carryforward	395	769
AMT carryforward	502	502
Impairment of securities and other assets	7,411	1,210
Unrealized loss on securities available for sale	—	397
Nonaccrual loan interest	10,880	4,658
Accrued expenses	1,267	1,314
Nonqualified deferred compensation	3,136	3,135
Other	—	443

Total deferred tax assets before valuation allowance	146,255	75,263

Valuation allowance	(128,158)	(57,015)

Total deferred tax assets	18,097	18,248

Deferred tax liabilities:
Prepaid expenses	522	881
Deferred loan costs	700	1,019
Fair value adjustment to net assets acquired in business combinations	13,875	13,148
Unrealized gain on securities available for sale	42	—
Depreciation	2,880	2,654
Other	78	149

Total deferred tax liabilities	18,097	17,851

Net deferred tax asset	$—	$397

At December 31, 2010, the Company had net operating loss carryforwards for federal and state income tax purposes of $20.4 million, which are available to offset future federal taxable income, if any, through 2029. In addition, the Company has alternative minimum tax credit carryforwards of approximately $502 thousand, which are available to reduce federal regular income taxes, if any, over an indefinite period.

In addition to a net operating loss carryforward, our net deferred tax asset consisted primarily of two asset components offset by one liability component: (1) At December 31, 2010, the timing difference related to the allowance for loan losses was $312.8 million, resulting in a deferred tax asset of approximately $115.5 million. (2) Interest income related to non-performing loans (referred to as “lost interest”) is recognized as taxable income for tax purposes, but is not recorded as income for book purposes. Lost interest was approximately $29.2 million at December 31, 2010, resulting in a deferred tax asset of approximately $10.9 million. (3) The aggregate deferred tax effect of all purchase accounting entries related to the acquisitions of GFH and SFC resulted in a net deferred tax liability of approximately $13.9 million at December 31, 2010.

A valuation allowance was established in 2010 and 2009 related to all components of net deferred tax assets. The valuation allowance was established based upon a determination that it was not more likely than not the deferred tax assets would be fully realized primarily as a result of the significant operating losses experienced by the Company during 2010 and 2009.

The Company recognizes interest and penalties related to unrecognized tax benefits as part of the tax provision. The Company recognized minimal amounts in penalties and fees for the years ended December 31, 2010 and 2009. The Company has no uncertain tax positions at December 31, 2010.

(24)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2010 and 2009 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2010 of Hampton Roads Bankshares, Inc., parent company only, are presented below (in thousands).

Condensed Balance Sheets

	2010	As Restated 2009
Assets:
Cash on deposit with subsidiaries	$28,040	$4,414
Equity securities available for sale	1,261	1,871
Investment in subsidiaries	204,616	178,142
Other assets	5,698	5,678

Total assets	$239,615	$190,105

Liabilities:
Borrowings	$29,347	$51,747
Deferred tax liability	9,715	9,910
Other liabilities	9,758	3,435

Total liabilities	48,820	65,092

Shareholders’ equity:
Preferred stock	—	134,970
Common stock	8,347	13,846
Capital surplus	469,372	165,391
Retained deficit	(287,681)	(188,448)
Accumulated other comprehensive income
(loss), net of tax	345	(746)

Total shareholders’ equity before non-controlling interest	190,383	125,013
Non-controlling interest	412	—

Total shareholders’ equity	190,795	125,013

Total liabilities and shareholders’ equity	$239,615	$190,105

Condensed Statements of Operations

	2010	As Restated 2009	2008
Income:
Dividends from subsidiaries	$—	$1,750	$7,429
Interest income	87	186	668
Other-than-temporary impairment of securities	(67)	(2,469)	(427)
Gain on sale of investment securities available for sale	467	9	—
Other income	16	62	58

Total income (loss)	503	(462)	7,728

Expenses:
Interest expense	3,274	4,151	891
Other expense	(34)	1,606	210

Total expense	3,240	5,757	1,101

Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	(2,737)	(6,219)	6,627
Income tax benefit	(294)	(2,697)	(275)
Equity in undistributed earnings (loss) of subsidiaries	(208,896)	(197,928)	273

Net income (loss) attributable to Hampton Roads Bankshares, Inc.	(211,339)	(201,450)	7,175

Preferred stock dividends and accretion of discount	(112,114)	8,689	—

Net income (loss) available to common shareholders	$(99,225)	$(210,139)	$7,175

Condensed Statements of Cash Flows

		As Restated
	2010	2009	2008
Operating Activities:
Net income (loss)	$(210,356)	$(201,450)	$7,175
Adjustments:
Equity in undistributed (earnings) loss of subsidiaries	208,896	197,928	(273)
Amortization of intangibles	1,100	2,529	—
Stock-based compensation expense	157	630	149
Board fees	—	164	110
Other-than-temporary impairment	67	2,469	427
Change in other assets	(1,061)	(3,704)	33
Change in other liabilities	6,128	(12,236)	3,240

Net cash provided by (used in) operating activities	4,931	(13,670)	10,861

Investing Activities:
Purchase of equity securities available for sale	—	—	(1,006)
Proceeds from sales of equity securities	1,305	976	—
Net decrease (increase) in loans	—	429	(429)
Investment in subsidiaries	(230,000)	—	(36,000)

Net cash provided by (used in) investing activities	(228,695)	1,405	(37,435)

Financing Activities:
Net increase (decrease) in borrowings	(23,500)	(28,000)	20,529
Distributed non-controlling interest	(579)	—	—
Issuance of private placement shares, net	260,260	306	—
Issuance of rights offering shares	9,741	—	—
Common stock repurchased	—	(544)	(1,446)
Common dividends paid, net	—	(4,261)	(2,936)
Preferred dividends paid and amortization of preferred stock discount	1,506	(7,182)	—
Cash exchanged in mergers	—	—	(16,076)
Forfeiture of nonvested stock	(38)	—	—
Issuance of Series C preferred stock and warrant	—	—	80,347
Excess tax benefit realized from stock options exercised	—	142	20
Proceeds from exercise of stock options	—	613	572
Issuance of shares to executive savings plan	—	—	121

Net cash provided by (used in) financing activities	247,390	(38,926)	81,131

Increase (decrease) in cash and cash equivalents	23,626	(51,191)	54,557

Cash and cash equivalents at beginning of year	4,414	55,605	1,048

Cash and cash equivalents at end of year	$28,040	$4,414	$55,605

(25)	Related Party Transactions

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectability or present other unfavorable features. At December 31, 2010 and 2009, loans to executive officers, directors, and their associates amounted to $103.9 million and $90.9 million, respectively. During 2010, additional loans and repayments of loans by executive officers, directors, and their associates were $46.8 million and $33.8 million, respectively. As of December 31, 2010, $3.5 million of loans made to insiders for the purpose of acquiring the Company’s stock was deducted from the Company’s loans and shareholders’ equity.

Deposits are taken from the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these deposits are taken on substantially the same terms, including interest rates, as those prevailing at the time for comparable deposits from other persons. At December 31, 2010 and 2009, deposits from executive officers, directors, and their associates amounted to $36.6 million and $38.8 million, respectively.

The Company leases one of its Nags Head and one of its Kitty Hawk branches from a director and his wife for monthly payments of $8,000 and $17,523, respectively. The term of the Nags Head lease was recently renewed for five years commencing August 2009. Kitty Hawk is a land lease which commenced in April 2006 for a term of twenty years, with three five-year renewals.

One of the Company’s directors is the managing member of two limited liability companies that serve as the managers for the legal entities which own and manage the Dominion Tower at 999 Waterside Drive, Norfolk, Virginia 23510. The Company leases the second floor and a portion of the nineteenth floor of the Dominion Tower for its executive offices and a portion of the first floor as a financial center. The lease expires in September 2021, with one renewal option for a period of seven years. Rent payments made in 2010, 2009, and 2008 totaled $895 thousand, $724 thousand, and $625 thousand, respectively.

The Company leases from a director the land on which one of its Eastern Shore branches is located for monthly payments of $2,280. The terms of this lease were renewed for five years commencing June 2009 with one additional five-year renewal.

As of December 31, 2009, the aggregate principal balance of loans outstanding from BOHR and Shore to the Company were $21.5 million and $2.0 million, respectively. The loans from BOHR to the Company were not adequately secured with collateral under applicable regulations. During 2010, these balances were paid in full.

(26)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data (in thousands) for the years ended December 31, 2010 and 2009 is as follows.

	2010
	Fourth	Third	Second	(As Restated) First
Interest income	$28,583	$29,496	$30,025	$34,095
Interest expense	10,197	11,553	12,328	12,162

Net interest income	18,386	17,943	17,697	21,933

Provision for loan losses	27,865	83,684	54,638	45,613
Noninterest income	1,751	5,955	5,331	5,601
Noninterest expense	26,518	24,779	23,086	20,949

Income (loss) before provision for income taxes (benefit)	(34,246)	(84,565)	(54,696)	(39,028)
Provision for income taxes (benefit)	40	(85)	(2,196)	62

Net income (loss)	(34,286)	(84,480)	(52,500)	(39,090)
Non-controlling interest	400	413	139	31
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	—	(114,912)	1,423	1,375

Net income (loss) available to common shareholders	$(34,686)	$30,019	$(54,062)	$(40,496)

Basic earnings (loss) per share	$(0.05)	$1.02	$(2.44)	$(1.83)

Diluted earnings (loss) per share	$(0.05)	$1.02	$(2.44)	$(1.83)

	2009
	As Restated Fourth	Third	Second	First
Interest income	$34,798	$37,388	$37,728	$39,531
Interest expense	8,097	10,911	11,829	13,457

Net interest income	26,701	26,477	25,899	26,074

Provision for loan losses	65,666	33,662	33,706	1,189
Noninterest income	2,998	7,232	5,655	6,440
Noninterest expense	78,911	21,706	50,330	19,848

Income (loss) before provision for income taxes (benefit)	(114,878)	(21,659)	(52,482)	11,477
Provision for income taxes (benefit)	37,333	(8,282)	(9,253)	4,110

Net income (loss)	(152,211)	(13,377)	(43,229)	7,367
Preferred stock dividend and accretion of discount	1,370	1,360	2,995	2,964

Net income (loss) available to common shareholders	$(153,581)	$(14,737)	$(46,224)	$4,403

Basic earnings (loss) per share	$(7.02)	$(0.68)	$(2.13)	$0.20

Diluted earnings (loss) per share	$(7.02)	$(0.68)	$(2.13)	$0.20

(27) Contingencies

In the ordinary course of operations, the Company may become a party to legal proceedings. Based upon information currently available, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition, or results of operations.

On November 22, 2010, the Securities and Exchange Commission informed the Company that it is conducting an informal inquiry related to certain accounting matters. For a further discussion of this matter, see “Risk Factors – The informal inquiry by the Securities and Exchange Commission may harm our business” in our Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”).

On November 2, 2010, the Company received from the United States Department of Justice, Criminal Division a grand jury subpoena. For a discussion of this matter, see “Risk Factors – Risks Relating to our Business – The Company has received a grand jury subpoena from the United States Department of Justice, Criminal Division and, although the Company is not a target at this time and we do not believe the Company will become a target, there can be no assurances as to the timing or the eventual outcome of the related investigation” in the 2010 Form 10-K.