Form 10-K, Exhibit 13
period 2011-12-31
HAMPTON ROADS BANKSHARES INC
filed 2012-03-13
CIK 1143155

Exhibit 13.1

2011 Annual Report

Selected Financial Data

The financial information presented below has been derived from our audited consolidated financial statements. This information is only a summary and should be read together with our consolidated historical financial statements and management’s discussion and analysis appearing elsewhere in this annual report.

(dollars in thousands except share and per share data)	2011	2010	As Restated 2009	2008	2007
Operating Results:
Interest income	$100,791	$122,199	$149,445	$45,177	$38,203
Interest expense	29,324	46,240	44,294	17,917	14,016

Net interest income	71,467	75,959	105,151	27,260	24,187
Provision for loan losses	67,850	211,800	134,223	1,418	1,232
Noninterest income	4,210	18,638	22,325	5,980	3,440
Noninterest expense	103,676	95,332	170,795	20,987	15,994
Provision for income taxes (benefit)	2,153	(2,179)	23,908	3,660	3,590

Net income (loss)	(98,002)	(210,356)	(201,450)	7,175	6,811
Net income attributable to non-controlling interest	612	983	—	—	—
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	—	(112,114)	8,689	—	—

Net income (loss) available to common shareholders	$(98,614)	$(99,225)	$(210,139)	$7,175	$6,811

Per Common Share Data: (1)
Basic earnings (loss)	$(2.90)	$(12.85)	$(240.80)	$15.00	$16.65
Diluted earnings (loss)	(2.90)	(12.85)	(240.80)	14.86	16.32
Book value	3.29	5.71	(11.18)	241.28	178.53
Tangible book value	3.18	5.39	(25.59)	128.94	178.53
Basic weighted average shares outstanding	33,984,795	7,722,817	872,657	478,425	409,146
Diluted weighted average shares outstanding	33,984,795	7,722,817	872,657	482,989	417,263
Shares outstanding at year end	34,561,145	33,391,476	890,648	875,592	412,596
Year-End Balances:
Assets	$2,166,860	$2,900,156	$2,919,576	$3,085,711	$563,828
Loans	1,504,733	1,958,767	2,426,692	2,599,526	477,149
Investment securities	304,527	358,600	190,841	177,432	47,081
Deposits	1,798,034	2,420,161	2,495,040	2,296,146	431,457
Borrowings	236,558	263,206	277,469	429,588	53,000
Shareholders’ equity	113,668	190,795	125,013	344,809	73,660
Average Balances:
Assets	$2,557,877	$2,891,402	$3,072,474	$759,264	$519,175
Loans	1,756,381	2,267,158	2,561,685	646,211	428,874
Investment securities	337,239	217,379	162,298	41,711	53,946
Deposits	2,128,648	2,549,969	2,325,606	562,390	389,055
Borrowings	249,156	272,517	397,616	94,101	51,336
Shareholders’ equity	157,408	135,472	316,381	94,030	71,545
Ratios:
Return on average assets	(3.86)%	(3.43)%	(6.84)%	0.95%	1.31%
Return on average common equity	(62.65)	(287.64)	(115.38)	7.63	9.52
Average equity to average assets	6.15	4.69	10.30	12.38	13.78
Allowance for loan losses to year-end loans	4.98	8.03	5.47	1.97	1.06
Net interest margin	3.23	2.90	3.95	3.89	4.95
Dividend payout ratio	N/M	N/M	N/M	73.33	64.18
Efficiency ratio	139.73	101.28	138.63	63.14	57.89

N/M - not meaningful

(1)	All prior period amounts have been restated to give retroactive effect to the 1 for 25 shares reverse stock split that occurred on April 27, 2011.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Introduction

Hampton Roads Bankshares, Inc. (the “Company”) is a bank holding company that was formed in 2001 and is headquartered in Norfolk, Virginia. The Company’s primary subsidiaries are Bank of Hampton Roads (“BOHR”), which opened for business in 1987, and Shore Bank (“Shore”), which opened in 1961 (collectively the “Banks”). The Banks engage in general community and commercial banking business, targeting the needs of individuals and small- to medium-sized businesses. Currently, BOHR operates 21 banking offices in the Hampton Roads region of southeastern Virginia and 18 offices throughout Virginia and North Carolina doing business as Gateway Bank & Trust Co. (“Gateway”). Shore serves the Eastern Shore of Maryland and Virginia through seven banking offices. Through various affiliates, the Banks also offer mortgage banking services and investment products. Unless the context otherwise requires, the terms “we,” “us,” or “our” are used to refer to Hampton Roads Bankshares, Inc. and our consolidated subsidiaries on a combined basis.

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

Executive Overview

In 2009 and 2010, the levels of loan delinquency and defaults were substantially higher than historical levels. Throughout 2011, economic conditions in the markets in which our borrowers operate remained depressed; however, the levels of loan delinquencies and rates of default began to improve. The Company reported a net loss for fiscal years 2011, 2010, and 2009, primarily resulting from significant additions to our provision for loan losses, the impact of nonaccrual loans on interest income, losses on foreclosed real estate and repossessed assets, other expenses related to the resolution of problem loans, the complete write-down of our goodwill (affecting 2009), and the establishment of a valuation allowance against our net deferred tax asset. In light of past performance and the current economic environment, additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, while we expect that slowly improving economic conditions will reduce the rate of additional provisions for loan losses and impairments of foreclosed real estate, we may continue to incur significant credit costs, which would continue to adversely impact our financial condition and results of operations in 2012. As of December 31, 2011, the Company exceeded the regulatory capital minimums, Shore was considered “well capitalized” and BOHR was considered “adequately capitalized.”

Our primary source of revenue is net interest income earned by our bank subsidiaries. Net interest income represents interest and fees earned from lending and investment activities less the interest paid on deposits and borrowings. Net interest income may be impacted by variations in the volume and mix of interest-earning assets and interest-bearing liabilities, changes in the yields earned and the rates paid, levels of non-performing assets, and the level of noninterest-bearing liabilities available to support earning assets. Our net interest income was negatively impacted by increasing levels of non-performing assets during 2009, 2010, and 2011. In addition to net interest income, noninterest income is another important source of revenue. Noninterest income is derived primarily from service charges on deposits and fees earned from bank services. Fees earned from investment and mortgage activities also represent a significant component of noninterest income. With the sale of Gateway Insurance, which was consummated on August 2, 2011, at a gain of $1.3 million, insurance fees will no longer represent a significant component of our noninterest income. In addition, gains and losses on the sale or impairment of our foreclosed assets are recognized in noninterest income. Other factors that impact net income (loss) available to common shareholder are the provision for loan losses, noninterest expense, and the provision for income taxes.

The following is a summary of our condition and financial performance as of December 31, 2011.

•

Assets were $2.2 billion. Total assets decreased by $733.3 million or 25% from December 31, 2010. The decrease in assets was primarily associated with a $454.0 million or 23% decrease in loans and a $322.3 million or 73% decrease in overnight funds sold and due from the Federal Reserve Bank of Richmond (“FRB”).

•

Investment securities available for sale decreased $49.8 million to $284.5 million from December 31, 2010. The decrease was the result of calls and sales of agency securities and pay downs on mortgage-backed securities.

•

Loans decreased by $454.0 million or 23% from December 31, 2010. The decrease in loans was attributed to charge-offs of nonperforming loans as well as pay downs and maturities of loans that exceeded new loans originated during 2011. Additionally, new loan demand from credit-worthy borrowers was low during this period due to general economic conditions.

•

Allowance for loan losses at December 31, 2011 decreased $82.4 million to $74.9 million from $157.3 million at December 31, 2010 as net charge offs, primarily on credits with specific reserves, exceeded additional provisions for loan losses. Both the absolute and relative levels of non-performing loans, particularly newly identified problem credits, decreased during the year ended December 31, 2011.

•

Deposits decreased $622.1 million or 26% from December 31, 2010 as a result of decreases in interest-bearing demand deposits of $185.6 million, time deposits under $100 thousand of $177.7 million, and time deposits over $100 thousand of $255.5 million. Declines in deposits resulted from branch sales and the Company’s strategy of reducing interest rates in an effort to improve earnings, increase net interest margin, and reduce excess liquidity as well as from the sale numerous branches and their related deposits during 2011.

•

Net loss available to common shareholders for 2011 was $98.6 million or ($2.90) per common diluted share as compared with net loss available to common shareholders of $99.2 million or ($12.85) per common diluted share for 2010.

•

The net loss attributable to Hampton Roads Bankshares, Inc. of $98.6 million for the year ended December 31, 2011 was primarily attributable to provision for loan losses expense of $67.9 million and losses on foreclosed real estate and repossessed assets of $22.1 million.

•

Net interest income decreased $4.5 million to $71.5 million for the year ended December 31, 2011 as compared to the same period in 2010. The decrease was due primarily to the decreases in interest-earning assets during those time periods, partially offset by declines in our funding costs.

•

Provision for loan losses for the year ended December 31, 2011 was $67.9 million, a 68% decrease over the comparable period of 2010. The decrease was due to a reduction in newly identified problem loans and continuing declines in loans outstanding.

•

Noninterest income for the period ended December 31, 2011 was $4.2 million, a $14.4 million or 77% decrease over comparative 2010. This was largely due to increased losses on foreclosed real estate and repossessed assets and a decrease in mortgage banking revenue.

•

Noninterest expense was $103.7 million for the period ended December 31, 2011, which was an increase of $8.3 million or 9% over the comparable period for 2010, primarily due to a one-time adjustment to our FDIC insurance expense in the first quarter of 2011 and an increase in professional and consultant fees.

•

Our effective tax rate was (2.25%) in 2011 compared to 1.03% in 2010 and (13.47%) in 2009. Our 2009 tax rate was impacted by the $84.8 million goodwill impairment charge, which was not deductible for income tax purposes. Also during 2011, 2010, and 2009, we recorded valuation allowances of $163.6 million, $128.1 million, and $57.0 million, respectively, on our net deferred tax assets.

On August 12, 2011, John A. B. “Andy” Davies, Jr. resigned from his positions as President and Chief Executive Officer of the Company and of BOHR. On August 17, 2011, Mr. Davies resigned as a director of the Company.

On August 12, 2011, the Board of Directors of the Company named Douglas J. Glenn, Executive Vice President, General Counsel, and Chief Operating Officer of the Company, to take on the additional role of interim President and Chief Executive Officer, subject to the regulatory approval that has since been received. On February 13, 2012, Mr. Glenn was named President and Chief Executive Officer of the Company and BOHR.

During 2011 the Company reduced the number of branches it operated by selling or consolidating certain branch locations. These actions resulted in a reduction of twelve branches during the year, and we have plans to sell or consolidate eight more branches in 2012.

Material Trends

On February 13, 2012, we announced our intention to offer shares of our Common Stock in an offering that we expect will raise between $54.0 million and $86.0 million in gross proceeds and anticipate will settle during the second quarter of 2012.

Currently, the U.S. economy appears to be slowly recovering from one of its longest and most severe economic recessions in recent history. It is not clear at this time how quickly the economy will recover and whether regulatory and legislative efforts to stimulate job growth and spending will be successful. In addition, the U.S. housing market continues to struggle with excess inventory (both completed houses and available lots) and the effects of home price depreciation.

We experienced a significant deterioration in credit quality throughout 2009 and 2010. Problem loans and non-performing assets rose throughout that time period, which led us to significantly increase the allowance for loan losses. Due to a reduction in newly identified problem loans and continuing declines in loans outstanding, we decreased the provision for loan losses to $67.9 million for the year ended 2011 compared to $211.8 million for the year ended 2010. In light of continued economic weakness, previously current borrowers have and may continue to default and real estate values have and may continue to decline; therefore, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant credit costs into 2012, which would continue to adversely impact our financial condition, our results of operations, and the value of our Common Stock.

While we expect improvements in general economic conditions and our results of operations in 2012, we still expect a net loss for 2012 although a smaller loss than in 2009, 2010, and 2011. We do not expect to return to profitability on an annual basis until 2013.

Impaired loans have decreased by $145.3 million throughout the year. At December 31, 2011, the Company had $211.6 million in impaired loans and at December 31, 2010, we had $356.9 million. The majority of the decrease is from a $109.2 million decrease in impaired construction loans due to elevated charge-off activity.

The Company experienced a $4.2 million increase in foreclosed real estate and repossessed assets to $63.6 million at December 31, 2011.

Our net interest income declined during the year ended December 31, 2011 compared to the same period in 2010 as a result of a decline in the levels of performing assets and the related reduction of interest income, partially offset by declines in our funding costs. Our net interest margin increased to 3.23% for the year ended December 31, 2011 compared to 2.90% for the year ended 2010.

The Company determined that a valuation allowance on its deferred tax assets should be recognized beginning December 31, 2009 because it is uncertain whether it will realize this asset. Internal Revenue Code Section 382 (“Section 382”) limitations related to the capital raised and resulting change in control for tax purposes during the third and fourth quarters of 2010 add further uncertainty as to the realizability of the deferred tax assets in future periods. While net operating losses incurred after our 2010 change in control (for tax purposes) are not limited, we have not recognized any benefit in our consolidated financial statements due to the continued uncertainty of our ability to realize such deferred tax assets and our lack of profitability.

Due to the fact that BOHR no longer qualifies as “well capitalized,” FDIC fees could increase by $2.0 million or more in 2012 compared to 2011 if we are unable to raise additional capital and return to “well-capitalized” status.

Our total risk-based capital ratio fell from 12.56% at December 31, 2010 to 9.35% at December 31, 2011. If this trend continues and the Company is unable to raise additional capital in 2012, then this ratio may fall below the 8.00% threshold required for us to maintain our “adequately capitalized” regulatory capital qualification.

On February 13, 2012, the Company announced that it intends to offer shares of its Common Stock in a public offering. The Company expects gross proceeds from this offering to be between $54.0 million and $86.0 million and anticipates that final settlement of this offering will occur during the second quarter of 2012.

The value of the collateral underlying our loans has been falling due to the continued deterioration of economic conditions in the markets we serve. This decline diminishes our ability to recover on defaulted loans by selling the collateral, making it more likely that we would suffer additional losses on defaulted loans. Additionally, our decrease in asset quality and collateral value has required additions to our allowance for loan losses through provisions for loan losses and well as impairments of foreclosed real estate, which negatively impacts our operating results. We expect this trend to continue until economic conditions significantly improve.

On October 4, 2011, the Company’s shareholders approved the 2011 Omnibus Incentive Plan, which succeeds the Company’s 2006 Stock Incentive Plan and provides for the grant of up to 2,750,000 shares of our Common Stock as awards to employees of the Company and its related entities, members of the Board of Directors of the Company, and members of the board of directors of any of the Company’s related entities. No stock grants were awarded during 2011.

On November 2, 2010, the Company received from the United States Department of Justice, Criminal Division (“DOJ”), a grand jury subpoena to produce information principally relating to the merger of Gateway Financial Holdings, Inc. (“GFH”) into the Company on December 31, 2008 and to loans made by GFH and its wholly-owned subsidiary, Gateway Bank & Trust Co., before GFH’s merger with the Company. The DOJ has informed the Company that it is not a target of the investigation at this time, and we are fully cooperating. Although we do not believe this matter will have a material adverse affect on the Company, we can give you no assurances as to the timing or eventual outcome of this investigation.

In April 2011, the SEC informed the Company that it is conducting a formal inquiry related to certain accounting matters. For a further discussion of this matter, see “Risk Factors – The formal investigation by the SEC may result in penalties, sanctions, or a restatement of our previously issued financial statements” in our Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”).

Beginning in 2012, we may begin using interest rate swaps to minimize our interest rate exposure in situations where our customers wish to look into long-term fixed interest rates on their loans. Loan hedging is a process used to deliver long-term fixed rates to commercial borrowers. We believe utilizing this process will allow us to better manage our interest rate risk while meeting the needs of our customers.

For further discussion of the material trends and uncertainties that may affect our results and financial condition, refer to the risk factors contained in the 2011 Form 10-K.

Critical Accounting Policies

U.S. generally accepted accounting principles (“GAAP”) are complex and require management to apply significant judgment to various accounting, reporting, and disclosure matters. Management must use assumptions, judgments, and estimates when applying these principles where precise measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions, and estimates. Our judgments, assumptions, and estimates may be incorrect, and changes in such judgments, assumptions, and estimates may have a significant impact on the consolidated financial statements and accompanying footnotes. Actual results, in fact, could differ materially from those estimates. We consider our policies on allowance for loan losses, deferred income taxes, and estimates of fair value of financial instruments to be critical accounting policies.

Allowance for Loan Losses

The purpose of the allowance for loan losses is to provide for potential losses inherent in our loan portfolio. Management considers several factors in determining the allowance for loan losses, including historical loan loss experience, the size and composition of the portfolio, and the estimated value of collateral agreements. Management regularly reviews the loan portfolio to determine whether adjustments are necessary to maintain an allowance for loan losses sufficient to absorb losses known and inherent in our portfolio. Our review takes into consideration changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and review of current economic conditions that may affect the borrower’s ability to repay. Some of the tools used in the credit review process to identify potential problem loans include past due reports, collateral valuations, cash flow analyses of borrowers, and risk ratings of loans. In addition to the credit quality through ongoing credit review processes, we perform a comprehensive allowance analysis for our loan portfolio at least monthly. The allowance is based on two basic principles of accounting: (i) losses are accrued when occurrence is probable and can be reasonably estimated and (ii) losses are accrued based on the differences between the value of collateral, present value of future cash flows, or values that are observable in the secondary market and the loan balance.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are determined to be impaired. We evaluate for impairment those loans classified with a risk rating of “Substandard” or worse with balances of $150,000 and greater, loans that are classified as troubled debt restructurings, and nonaccrual loans.

The general component covers loans not designated for a specific allowance and is based on historical loss experience adjusted for qualitative factors. To arrive at the general component, the loan portfolio is grouped by loan type. Each loan type is further subdivided by risk level as determined in our loan grading process. A weighted average historical loss rate is computed for each group of loans over the trailing thirty-six months with higher weightings assigned to the most recent months. In addition, an adjustment factor may be applied. The adjustment factor represents management’s judgment that inherent losses in a given group of loans are different from historical loss rates due to environmental factors unique to that specific group of loans. These factors may relate to the following:

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

The sum of the historical loss rate and the adjustment factor comprise the estimated annual loss rate. To adjust for risk levels, a loss allocation factor is estimated based on the segmented risk levels for the loan group and is keyed off of a pass credit rating. The loss allocation factor is applied to the estimated annual loss rate to determine the expected annual loss amount. Additionally, we apply an economic factor to recognize external forces over which management has no control and to estimate inherent losses that may otherwise be omitted from the allowance calculation. The factors used in this calculation include published data for the gross domestic product growth rate, interest rate levels as measured by the prime rate, changes in regional real estate indices, and regional unemployment statistics.

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

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio at any particular time that may become evident at a future date pursuant to additional internal analysis or regulatory comment. Additional provisions for such losses, if necessary, would negatively impact earnings. As a result, our earnings could be materially and adversely affected if our estimate of an adequate allowance is inaccurate by even a small amount.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets, including tax loss and credit carry forwards, and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expense (benefit) represents the change during the period in the deferred tax assets and deferred tax liabilities.

We use the asset and liability method in accounting for income taxes. This method recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in our financial statements or tax returns.

Section 382 of the U.S. Internal Revenue Code of 1986, as amended, imposes an annual limit on the amount of net operating loss carryforwards that may be used to offset taxable income when an entity has undergone significant changes in its stock ownership or equity structure. The Company’s ability to use net operating losses is limited as a result of changes in its ownership. The Company is currently evaluating the extent of this limitation.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years, and, as such, material changes would impact our financial condition and results of operations. As of December 31, 2011, we have recorded a valuation allowance of $163.6 million on our net deferred tax assets.

Estimates of Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Investment securities available for sale, derivative loan commitments, and loans held for sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans, foreclosed real estate and repossessed assets, and certain other assets. These nonrecurring fair value adjustments typically involve adjustments based on appraisals of the real estate or other observable market prices or write-downs of individual assets.

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

Analysis of Results of Operations

During 2011, we incurred a net loss available to common shareholders of $98.6 million, compared with a net loss available to common shareholders of $99.2 million for 2010. The net loss in 2011 was largely attributable to $67.9 million in provision for loan losses expense necessary to maintain the allowance for loan losses at a level adequate to cover expected losses inherent in the loan portfolio and $22.1 million in losses on foreclosed real estate and repossessed assets in 2011. The net loss in 2010 was significantly impacted by the $211.8 million in provision for loan losses expense, partially offset by the favorable impact of $111.7 million from the conversion of preferred stock to Common Stock. Diluted loss per common share was $2.90 for 2011, an improvement of $9.95 over the diluted loss per common share of $12.85 for 2010. The large fluctuation in diluted earnings per share is due to the issuance of common shares in connection with the Company’s recapitalization in the later part of 2010.

Net Interest Income

Net interest income, a major component of our earnings, is the difference between the income generated by interest-earning assets reduced by the cost of interest-bearing liabilities. Net interest income and net interest margin may be significantly impacted by variations in the volume and mix of interest-earning assets and interest-bearing liabilities, changes in the yields earned and rates paid, and the level of noninterest-bearing liabilities available to support earning assets. Our management team strives to maximize net interest income through prudent balance sheet administration, maintaining appropriate risk levels as determined by our Asset / Liability Committee and the Board of Directors. The net interest margin, defined as net interest income as a percentage of average earning assets, was 3.23%, 2.90%, and 3.95% in 2011, 2010, and 2009, respectively.

Table 1 presents the average interest-earning assets and average interest-bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	2011			2010			2009
		Interest	Average		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
(in thousands)	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets:
Interest-earning assets
Loans	$1,567,837	$90,654	5.78%	$2,034,022	$114,596	5.63%	$2,418,983	$142,969	5.91%
Investment securities	337,239	9,365	2.78%	217,379	6,749	3.10%	162,298	6,339	3.91%
Overnight funds sold and due from FRB	302,097	769	0.25%	364,029	850	0.23%	67,962	99	0.15%
Interest-bearing deposits in other banks	2,368	3	0.12%	150	4	2.67%	14,104	38	0.27%

Total interest-earning assets	2,209,541	100,791	4.56%	2,615,580	122,199	4.67%	2,663,347	149,445	5.61%
Noninterest-earning assets	348,336			365,822			409,127

Total assets	2,557,877			2,981,402			3,072,474

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities
Interest-bearing demand deposits	617,573	3,484	0.56%	855,154	11,653	1.36%	666,545	7,512	1.13%
Savings deposits	65,077	126	0.19%	75,471	408	0.54%	111,177	1,110	1.00%
Time deposits	1,213,532	18,731	1.54%	1,376,812	25,663	1.86%	1,289,638	27,393	2.12%

Total interest-bearing deposits	1,896,182	22,341	1.18%	2,307,437	37,724	1.63%	2,067,360	36,015	1.74%
Borrowings	249,156	6,983	2.80%	272,517	8,516	3.12%	397,616	8,279	2.08%

Total interest-bearing liabilities	2,145,338	29,324	1.37%	2,579,954	46,240	1.79%	2,464,976	44,294	1.80%
Noninterest-bearing liabilities
Demand deposits	232,466			242,532			258,246
Other liabilities	22,665			23,444			32,871

Total noninterest-bearing liabilities	255,131			265,976			291,117

Total liabilities	2,400,469			2,845,930			2,756,093
Shareholders’ equity	157,408			135,472			316,381

Total liabilities and shareholders’ equity	$2,557,877			$2,981,402			$3,072,474

Net interest income		$71,467			$75,959			$105,151

Net interest spread			3.19%			2.88%			3.81%
Net interest margin			3.23%			2.90%			3.95%

Note: Interest income from loans includes fees of $1,066 in 2011, $1,128 in 2010, and $1,121 in 2009. Average nonaccrual loans of $188,544, $233,136, and $142,702 are excluded from average loans for 2011, 2010, and 2009, respectively.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

	2011 Compared to 2010			2010 Compared to 2009
	Interest			Interest
	Income/	Variance		Income/	Variance
	Expense	Attributable to		Expense	Attributable to
(in thousands)	Variance	Rate	Volume	Variance	Rate	Volume
Interest-Earning Assets:
Loans	$(23,942)	$2,942	$(26,884)	$(28,373)	$(6,438)	$(21,935)
Investment securities	2,616	(775)	3,391	410	(633)	1,043
Overnight funds sold and due from FRB	(81)	72	(153)	751	85	666
Interest-bearing deposits in other banks	(1)	(7)	6	(34)	(38)	4

Total interest-earning assets	(21,408)	2,232	(23,640)	(27,246)	(7,024)	(20,222)
Interest-Bearing Liabilities:
Deposits	(15,383)	(9,391)	(5,992)	1,709	(1,853)	3,562
Borrowings	(1,533)	(837)	(696)	237	633	(396)

Total interest-bearing liabilities	(16,916)	(10,228)	(6,688)	1,946	(1,220)	3,166

Net interest income	$(4,492)	$12,460	$(16,952)	$(29,192)	$(5,804)	$(23,388)

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amounts of change in each.

2011 Compared to 2010

Net interest income was $71.5 million during the year ended December 31, 2011, representing a decrease of $4.5 million or 6% as compared with the same period in 2010. The 2011 decrease in net interest income resulted from the decline in interest income from loans of $23.9 million from 2010 to 2011 partially offset by the increase of $2.6 million in investment securities and a decrease of $15.4 million in interest expense on deposits. Net interest income was negatively affected by a decline in the average yield on interest-earning assets from 4.67% in 2010 to 4.56% in 2011 and positively affected by a decrease in the average rate paid on interest-bearing liabilities from 1.79% in 2010 to 1.37% in 2011. These changes in average yield and rate produced a net interest spread that increased from 2.88% in 2010 to 3.19% in 2011.

Interest-earning assets consist of loans, investment securities, overnight funds sold and due from FRB, and interest-bearing deposits in other banks. Interest income on loans, including fees, decreased $23.9 million to $90.7 million for the year ended December 31, 2011 compared to the same period during 2010. This decrease was predominantly a result of a $466.2 million decrease in average loans balance (excluding average nonaccrual loans). Interest income on investment securities increased $2.6 million to $9.4 million for the year ended December 31, 2011 compared to the same period during 2010. This increase was due to a $119.9 million increase in average investment securities. The increase was partially offset by an 32-basis point reduction in the average yield on investment securities from 2010 to 2011. Interest income on overnight funds sold and due from FRB decreased $81 thousand for the year ended December 31, 2011 compared to the same period ended 2010. This decrease was largely due to the $61.9 million decrease in average overnight funds sold and due from FRB partially offset by a 2-basis point increase experienced in the average interest yield on overnight funds sold and due from FRB. Interest income on interest-bearing deposits in other banks decreased $1 thousand from 2010 to 2011.

Interest-bearing liabilities consist of deposit accounts and borrowings. Interest expense on deposits decreased $15.4 million to $22.3 million for the year ended December 31, 2011 compared to the same time period during 2010. This decrease resulted from a $411.3 million decrease in average interest-bearing deposits and a 45-basis point decrease in the average interest rate on interest-bearing deposits for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in our average deposit rates resulted from repricing actions taken since the latter part of 2010. A reduction in the average rate paid on interest-bearing demand deposits to 0.56% for the year ended December 31, 2011 from 1.36% for the year ended December 31, 2010 contributed significantly toward the decrease in overall deposit rates. Our average rate on time deposits decreased from 1.86% in 2010 to 1.54% in

2011, and our average rate on savings deposits decreased from 0.54% in 2010 to 0.19% in 2011. Interest expense on borrowings, which consisted of FHLB borrowings and other borrowings, decreased $1.5 million to $7.0 million for the year ended December 31, 2011 compared to the same time period during 2010. The 32-basis point decrease in the average interest rate paid on borrowings and the $23.4 million decrease in average borrowings produced this result. To promote liquidity and enhance current earnings by way of reduction in interest expense, and after a review of the Company’s current level of assumed interest rate risk, the Banks modified certain advances with the FHLB. A majority of the Company’s existing fixed rate advances were restructured as floating rate obligations at a fixed spread to three month LIBOR with maturities ranging from 2.75 to 4 years.

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

Noninterest Income

Table 3: Noninterest Income

				2011 Compared to 2010		2010 Compared to 2009
(in thousands)	2011	2010	2009	$	%	$	%
Service charges on deposit accounts	$5,940	$6,587	$8,117	$(647)	(10)%	$(1,530)	(19)%
Mortgage banking revenue	8,369	11,269	4,642	(2,900)	(26)	6,627	143
Gain on sale of investment securities	1,481	468	4,274	1,013	216	(3,806)	(89)
Gain (loss) on sale of premises and equipment	(58)	165	(29)	(223)	(135)	194	(669)
Gain on sale of insurance company	1,251	—	—	1,251	—	—	—
Extinguishment of debt charge	—	—	(1,962)	—	—	1,962	—
Losses on foreclosed real estate and repossessed assets	(22,096)	(11,228)	(1,204)	(10,868)	97	(10,024)	833
Other-than-temporary impairment of securities	(401)	(67)	(2,469)	(334)	499	2,402	(97)
Insurance revenue	2,656	4,512	4,901	(1,856)	(41)	(389)	(8)
Brokerage revenue	300	278	354	22	8	(76)	(21)
Income from bank-owned life insurance	1,818	1,858	1,658	(40)	(2)	200	12
Visa check card income	2,253	2,091	1,810	162	8	281	16
ATM surcharge and network fees	802	365	406	437	120	(41)	(10)
Rental income	613	388	187	225	58	201	107
Other	1,282	1,952	1,640	(670)	(34)	312	19

Total noninterest income	$4,210	$18,638	$22,325	$(14,428)	(77)%	$(3,687)	(17)%

2011 Compared to 2010

As shown in Table 3, we reported a decrease in total noninterest income of $14.4 million or 77% in 2011 over 2010. Noninterest income comprised 4% of total revenue in 2011 and 13% in 2010. Mortgage banking revenue decreased $2.9 million or 26% to $8.4 million for the year ended December 31, 2011 compared to the same period in 2010. The decrease was primarily attributed to decreased loan origination activity. Additionally, we had insurance and brokerage subsidiaries; revenue from these operations was $2.7 million and $300 thousand, respectively, in 2011 and $4.5 million and $278 thousand, respectively, in 2010. In August 2011, we sold the insurance subsidiary for a gain of $1.3 million. Service charges on deposit accounts decreased $647 thousand to $5.9 million from 2010 to 2011 due to reduced overdraft activity along with a change in policy reducing the number of overdraft charges a customer can incur on any given day. We generated gains on sales of investment securities of $1.5 million in 2011 and $468 thousand in 2010. The deteriorating economy during 2011 caused losses on foreclosed real estate and repossessed assets of $22.1 million and other-than-temporary impairments in our securities portfolios of $401 thousand. These charges were included as reductions to noninterest income. Similarly, during 2010, losses on foreclosed real estate and repossessed assets of $11.2 million and other-than-temporary impairment of securities of $67 thousand were incurred.

2010 Compared to 2009

We reported a decrease in total noninterest income of $3.7 million or 17% in 2010 over 2009. Our largest source of noninterest income in 2010 was mortgage banking revenue which increased $6.6 million or 143% to $11.3 million for the year ended December 31, 2010 compared to the same period in 2009. The increase was primarily attributed to the addition of our joint venture with DNJ Mortgage in January 2010 and the increase in the mortgage origination volume in 2010. Revenue from our insurance and broker operations was $4.5 million and $278 thousand, respectively, in 2010 and $4.9 million and $354 thousand, respectively, in 2009. Service charges on deposit accounts decreased $1.5 million to $6.6 million from 2009 to 2010 with the reduction of insufficient funds fees charged. We incurred an extinguishment of debt charge during 2009 of $2.0 million on the early payoff of two FHLB advances. In order to restructure our investment portfolio to lower our risk-weighted assets for regulatory capital ratio purposes during 2009, we sold securities with higher risk weights and reinvested in securities with lower risk weights. We generated gains on sales of investment securities of $468 thousand in 2010 and $4.3 million in 2009. The deteriorating economy during 2010 caused losses on foreclosed real estate and repossessed assets of $11.2 million and other-than-temporary impairments in our securities portfolios of $67 thousand, respectively, were incurred during 2010 and included as a reduction to noninterest income. Similarly, during 2009, losses on foreclosed real estate and repossessed assets of $1.2 million and other-than-temporary impairment of securities of $2.5 thousand were incurred.

Noninterest Expense

Table 4: Noninterest Expense

				2011 Compared to 2010		2010 Compared to 2009
(in thousands)	2011	2010	2009	$	%	$	%
Salaries and employee benefits	$43,246	$45,844	$42,285	$(2,598)	(6)%	$3,559	8%
FDIC insurance	11,230	4,278	5,661	6,952	163	(1,383)	(24)
Professional and consultant fees	11,072	7,418	2,883	3,654	49	4,535	157
Occupancy	9,752	9,006	9,044	746	8	(38)	—
Problem loan and repossessed asset costs	5,668	4,711	934	957	20	3,777	404
Data processing	4,640	5,037	5,368	(397)	(8)	(331)	(6)
Equipment	3,370	4,034	4,735	(664)	(16)	(701)	(15)
Impairment of goodwill	—	—	84,837	—	—	(84,837)	—
Amortization of intangible assets	1,768	1,981	2,546	(213)	(11)	(565)	(22)
Bank franchise tax	1,579	1,941	1,922	(362)	(19)	19	1
Telephone and postage	1,628	1,678	1,599	(50)	(3)	79	5
Stationary, printing, and office supplies	749	893	894	(144)	—	(1)	—
Advertising and marketing	822	865	888	(43)	(5)	(23)	(3)
Appraisal fees	671	679	154	(8)	(1)	525	—
Directors’ and regional board fees	782	554	1,020	228	41	(466)	(46)
Other	6,699	6,413	6,025	286	4	388	6

Total noninterest expense	$103,676	$95,332	$170,795	$8,344	9%	$(75,463)	(44)%

2011 Compared to 2010

Noninterest expense represents our operating and overhead expenses. The efficiency ratio, calculated by dividing noninterest expense by the sum of net interest income and noninterest income excluding securities gains was 140% in 2011 compared to 101% in 2010. The decrease of $18.9 million in our revenue net of interest expense negatively impacted our efficiency ratio for 2011.

As shown in Table 4, total noninterest expense increased $8.3 million or 9% during the year ended December 31, 2011 compared to the same period of 2010. This increase was primarily the result of a one-time adjustment to our FDIC insurance expense in the first quarter of 2011 and an increase in professional and consultant fees. Salaries and employee benefits expense decreased 6% to $43.2 million for the year ended December 31, 2011 compared to the same period in 2010 as a direct result of a reduction in mortgage banking personnel, the sale of the insurance agency, and continued reductions in headcount in the general banking business during the last half of 2011. Occupancy expense increased by $746 thousand for the year ended December 31, 2011 compared to the same period in 2010 due to lease termination expenses associated with the closure of select branches in 2011. Professional and consultant fees were $11.1 million for the year ended December 31, 2011 compared to $7.4 million for comparative 2010; these fees increased, primarily due to legal and consultant fees associated with loan collection activities and legal fees associated with the DOJ and SEC investigations. Data processing expense posted a decrease of $397 thousand for 2011 over the $5.0 million for 2010 due to renegotiations on certain data processing contracts. Problem loan and repossessed asset costs increased $957 thousand to $5.7 million for the year ended December 31, 2011 due to the expanding portfolio of foreclosed assets. FDIC insurance was $11.2 million for the year ended December 31, 2011 compared with $4.3 million for the same period in 2010. This increase was a direct result of a one-time adjustment to FDIC insurance assessment expense of $5.4 million recorded in the first quarter of 2011. For the year ended December 31, 2011, equipment expenses were $3.4 million compared to $4.0 million for comparative 2010, reflecting the reduction of bank-owned vehicles and other cost reduction initiatives.

2010 Compared to 2009

Total noninterest expense decreased $75.5 million or 44% during the year ended December 31, 2010 compared to the same period in 2009, primarily due to the goodwill impairment charge of $84.8 million in 2009. The efficiency ratio was 101% in 2010 compared to 139% in 2009. The decrease of $30.9 million in our revenue net of interest expense negatively impacted our efficiency ratio for 2010. The impairment of goodwill impacted our efficiency ratio during 2009 which would have been approximately 70% if impairment of goodwill was excluded from the calculation.

Provision for Income Taxes

Income tax expense for 2011 was $2.2 million compared to an income tax benefit of $2.2 million for 2010 and expense of $23.9 million for 2009. Our effective tax rate for the years ended December 31, 2011, 2010, and 2009 was 2.25%, 1.03%, and 13.47%, respectively. The income tax expense for 2011 resulted from the additional valuation allowance required upon the sale of our insurance subsidiary and the removal of the related deferred tax liability associated with the intangible book of business. Management assesses the realizability of the deferred tax asset on a quarterly basis, considering both positive and negative evidence in determining whether it is more likely than not that some portion or all of the net deferred tax asset including its net operating loss carryforward would not be realized. A valuation allowance for the entire net deferred tax asset has been established. Section 382 limitations related to the Company’s recapitalization during the quarter ended September 30, 2010 add further uncertainty to the realizability of the deferred tax asset in future periods. The income tax benefit for 2010 relates to an expected refund related to amended tax returns from prior years. The income tax expense for 2009 was much higher than expected largely because the $84.8 million goodwill impairment charge recorded in 2009 was not deductable for income tax purposes. Also affecting the provision for income taxes and the effective tax rate in 2009 was the establishment of a valuation reserve in the amount of $57.0 million for the net deferred tax asset balance. The balance of the valuation reserve as of December 31, 2011 was $163.6 million. Additional information regarding the valuation allowance can be found in Note 21, Income Taxes, of the Notes to the Consolidated Financial Statements.

Analysis of Financial Condition

Total assets at December 31, 2011 were $2.2 billion, a decrease of $733.3 million or 25% over December 31, 2010 total assets. This decrease was primarily associated with a $454.0 million decrease in loans and a decrease of $322.3 million in overnight funds sold and due from FRB.

Investment Securities

Our investment portfolio at December 31, 2011 primarily consisted of available-for-sale U.S. agency and mortgage-backed securities. Our available-for-sale securities are reported at estimated fair value. They are used primarily for liquidity, pledging, earnings, and asset / liability management purposes and are reviewed quarterly for possible impairment. At year-end 2011, the estimated fair value of our available-for-sale investment securities was $284.5 million, a decrease of 15% over 2010. The estimated fair value at December 31, 2010 was $334.2 million, an increase of 108% over 2009. The decrease between 2010 and 2011 was primarily the result of a decrease in our overall investment portfolio, including calls on agency securities, pay downs on mortgage-backed securities, and proceeds needed to fund deposits when certain branches were sold. The speed of prepayment increased in mortgage-backed securities due to a broad reduction in market interest rates which also led to increased call activity with respect to the Company’s U.S. Agency positions. Rather than reinvesting proceeds, the Company opted to use the cash flow to fund deleveraging of the balance sheet. Additionally, the Company opted to monetize a certain percentage of unrealized gains that arose as a function of the decline in rates.

Table 5 displays the contractual maturities and weighted average yields of investment securities at year-end 2011. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 5: Investment Maturities and Yields

		Estimated	Weighted
	Amortized	Fair	Average
(in thousands)	Cost	Value	Yield
U.S. agency securities:
After 1 year but within 5 years	$4,482	$4,682	3.01%
After 5 years but within 10 years	14,188	14,563	2.83%
Over 10 years	30,184	30,675	3.07%

Total U.S. agency securities	48,854	49,920	3.00%
Mortgage-backed securities:
After 5 years but within 10 years	12,002	12,123	2.54%
After 10 years	212,576	217,813	2.69%

Total mortgage-backed securities	224,578	229,936	2.68%
State and municipal securities:
After 10 years	529	608	4.94%

Total state and municipal securities	529	608	4.94%
Corporate debt securities:
After 1 year but within 5 years	2,811	2,696	2.74%

Total corporate debt securities	2,811	2,696	2.74%
Equity securities	1,341	1,310	—

Total investment securities available for sale	$278,113	$284,470	2.74%

Table 6 provides information regarding the composition of our securities portfolio showing selected maturities and yields. For more information on securities, refer to Note 5, Investment Securities, of the Notes to the Consolidated Financial Statements.

Table 6: Composition of Securities Portfolio

	December 31,
	2011			2010			2009
(in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield
Securities available for sale:
U.S. agency	$48,854	$49,920	3.00%	$89,849	$88,702	2.49%	$11,376	$11,444	3.65%
Mortgage-backed	224,578	229,936	2.68%	241,970	243,348	2.77%	146,583	145,726	3.49%
State and municipal	529	608	4.94%	—	—	—	1,279	1,306	4.88%
Corporate	2,811	2,696	2.74%	—	—	—	—	—	—
Equity	1,341	1,310	—	2,101	2,187	—	2,966	2,586	—

Total securities available for sale	$278,113	$284,470	2.74%	$333,920	$334,237	2.69%	$162,204	$161,062	3.51%

In the past, we have not used derivatives or other off-balance sheet transactions, such as futures contracts, forward obligations, interest rate swaps, or options.

Overnight Funds Sold and Due From FRB

Overnight funds sold and due from FRB are temporary investments used primarily for daily cash management purposes and, as a result, daily balances vary. As of year-end 2011, overnight funds sold and due from FRB were $118.5 million compared to $440.8 million as of year-end 2010. The increase during 2010 primarily resulted from the capital infusion; the decrease during 2011 resulted from deposit run off and branch sales. For liquidity purposes, the funds were placed at the FRB where they were immediately accessible and favorably risk weighted for capital ratio calculations.

Loans

As a holding company of two community banks, we have a primary objective of meeting the business and consumer credit needs within our markets where standards of profitability, client relationships, and credit quality can be met. Our loan portfolio is comprised of commercial and industrial, construction, real estate-commercial mortgage, real estate-residential mortgage, and installment loans. Lending decisions are based upon evaluation of the repayment capacity, financial strength, and credit history of the borrower, the quality and value of the collateral securing each loan, and the financial strength of guarantors. With few exceptions, personal guarantees are required on loans. As shown in Table 7, the overall loan portfolio decreased $454.0 million or 23% from year-end 2010 to year-end 2011. The decrease in loans was attributed to charge-offs of non-performing loans as well as pay downs and maturities of loans that exceeded new loans originated during 2011. Additionally, new loan demand from credit-worthy borrowers was low during this period due to general economic conditions.

Table 7: Loans by Classification

	December 31,
	2011		2010		2009		2008		2007
(in thousands)	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial & Industrial	$256,058	16%	$304,550	15%	$361,256	15%	$451,426	17%	$109,783	23%
Construction	284,984	19%	475,284	24%	757,702	31%	897,288	34%	165,469	35%
Real estate - commercial mortgage	522,052	35%	658,969	34%	740,570	30%	673,351	26%	151,601	32%
Real estate - residential mortgage	414,957	28%	487,559	25%	524,853	22%	528,760	21%	38,523	8%
Installment loans	26,525	2%	32,708	2%	42,858	2%	50,085	2%	11,976	2%
Deferred loan fees and related costs	157	—	(303)	—	(547)	—	(1,384)	—	(203)	—

Total loans	$1,504,733	100%	$1,958,767	100%	$2,426,692	100%	$2,599,526	100%	$477,149	100%

Commercial and industrial loans consist of loans to businesses which typically are not collateralized by real estate. Generally, the purpose of commercial loans is for the financing of accounts receivable, inventory, or equipment and machinery. Our commercial loan portfolio decreased $48.5 million from the 2010 year-end balance of $304.6 million to the 2011 year-end balance of $256.1 million. The commercial loan category decreased 16% from year-end 2009 to year-end 2010.

Construction loans decreased $190.3 million from the year-end 2010 balance of $475.3 million to the year-end 2011 balance of $285.0 million, thus lowering the concentration of construction loans to 19% of the total loan portfolio at December 31, 2011 compared with 24% at December 31, 2010. These loans are usually collateralized by the underlying real estate. Our construction loans at December 31, 2011 included $29.5 million of interest reserve loans. The interest on these loans is paid out of an interest reserve, where interest costs are funded out of the proceeds of the construction loan. Construction loans have historically been made to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties, and commercial projects, as well as the development of residential neighborhoods and commercial office parks. The construction loan category decreased 37% from year-end 2009 to year-end 2010.

We make real estate-commercial mortgage loans for the purchase and refinancing of owner occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities, and other non-residential types of properties. Our real estate-commercial mortgage loan portfolio decreased $136.9 million from the 2010 year-end balance of $659.0 million to the 2011 year-end balance of $522.1 million. Our real estate-commercial mortgage loan category decreased 11% from year-end 2009 to year-end 2010.

The real estate-residential mortgage portfolio includes first and second mortgage loans, home equity lines of credit, and other term loans secured by first and second mortgages. First mortgage loans are generally for the purchase of primary residences, second homes, or residential investment property. Second mortgages and home equity loans are generally for personal, family, and household purposes such as home improvements, major purchases, education, and other personal needs. The real estate-residential mortgage loan portfolio decreased $72.6 million from the 2010 year-end balance of $487.6 million to the 2011 year-end balance of $415.0 million. The real estate-residential mortgage loan category decreased 7% from year-end 2009 to year-end 2010.

Installment loans to individuals are made primarily for personal, family, and general household purposes. More specifically, we make automobile loans, home improvement loans, and debt consolidation loans. The installment loan portfolio decreased $6.2 million from the 2010 year-end balance of $32.7 million to the 2011 year-end balance of $26.5 million. The installment loan category decreased 24% from year-end 2009 to year-end 2010.

The contraction seen in all loan categories stems from the write-off of problem credits and payments in excess of new loan growth due to low new loan demand from credit-worthy borrowers. Our continued focus will be on managing the entire loan portfolio through the current challenging economic conditions. Additionally, our prudent business practices and internal guidelines and underwriting standards will continue to be followed in making lending decisions in order to manage exposure to loan losses.

Table 8 indicates our loans by geographic area as of December 31, 2011.

Table 8: Loans by Geographic Location

(in thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Hampton Roads	$167,340	$133,051	$243,409	$124,145	$17,907	$685,852
Triangle	19,245	27,017	41,770	27,081	61	115,174
Richmond	14,620	30,231	60,503	38,843	454	144,651
Outer Banks	24,191	20,221	49,564	48,348	2,846	145,170
Eastern Shore	19,222	28,702	61,645	110,266	2,537	222,372
Northeast NC	10,985	19,528	52,703	61,038	2,720	146,974
Wilmington	455	26,234	12,458	5,236	—	44,383

Total loans	$256,058	$284,984	$522,052	$414,957	$26,525	$1,504,576

Note: This table does not include deferred loan fees.

Table 9 sets forth the maturity periods of our loan portfolio as of December 31, 2011. Demand loans are reported as due within one year. Since the majority of our loan portfolio is short-term, we can re-price our portfolio frequently to adjust the portfolio to current market rates.

Table 9: Loan Maturities Schedule

(in thousands)	Commercial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$30,960	$67,463	$33,987	$117,131	$4,229	$253,770
1 to 5 years	4,910	1,545	31,005	23,506	21	60,987
After 5 years	400	49	490	29,527	141	30,607
Total variable rate	36,270	69,057	65,482	170,164	4,391	345,364
Fixed Rate:
Within 1 year	104,447	133,766	157,263	52,524	1,744	449,744
1 to 5 years	97,609	69,169	255,642	68,471	19,096	509,987
5 years	17,732	12,992	43,665	123,798	1,294	199,481
Total fixed rate	219,788	215,927	456,570	244,793	22,134	1,159,212
Total maturities	$256,058	$284,984	$522,052	$414,957	$26,525	$1,504,576

Note: This table does not include deferred loan fees.

Allowance for Loan Losses and Provision for Loan Losses

The purpose of the allowance for loan losses is to provide for reasonably estimable losses inherent in our loan portfolio. Management regularly reviews the loan portfolio to determine whether adjustments are necessary to maintain an allowance for loan losses sufficient to absorb losses known and inherent in the portfolio. Our review takes into consideration changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and review of current economic conditions that may affect the borrower’s ability to repay. Some of the tools used in the credit review process to identify potential problem loans include past due reports, collateral valuations, cash flow analyses of borrowers, and risk ratings of loans. In addition to the review of credit quality through ongoing credit review processes, we construct a comprehensive allowance analysis for our loan portfolio at least quarterly. This analysis includes specific allowances for individual loans, general allowances for loan pools which factor in our historical loan loss experience, loan portfolio growth and trends, and economic conditions, and unallocated allowances predicated upon both internal and external factors.

In the first quarter of 2010, we modified our historical loss factor from a three-year average to a weighted three-year quarterly average to place greater emphasis on current conditions. On a net basis, this change resulted in an increase to the allowance for loan losses as more recent charge-off history was weighted more heavily than prior history when losses were extremely low.

Primarily as a result of high volumes of impaired loans, the allowance for loan losses remained elevated during 2011 and 2010, both in dollars and as a percentage of total loans. Since risks to the loan portfolio include general economic trends as well as conditions affecting individual borrowers, the allowance is an estimate. The allowance for loan losses was $74.9 million or 4.98% of outstanding loans as of December 31, 2011 compared with $157.3 million or 8.03% of outstanding loans as of December 31, 2010. We decreased the allowance for loan losses $82.4 million (net of charge-offs and recoveries) during 2011 as a result of net charge-offs exceeding additional provisions for loan losses. Net charge-offs were $150.2 million for the year ended December 31, 2011 compared with the $187.2 million during the year ended December 31, 2010. Our provision for loan losses in 2011 was $67.9 million compared to $211.8 million in 2010 and $134.2 million in 2009. We calculate our provision based on appraised collateral values and taking appropriate discounts into account based on property type, location, and age. Charge-offs occasionally do exceed those provisions based on ultimate resolution of the loan. A large amount of the additional charge-offs in 2011 were the result of note sales, foreclosures, and short sales that occurred beyond provision for loan loss. Management will continue to adjust the allowance for loan losses in 2012 as the portfolio performance dictates.

As part of the loan loss reserve methodology, loans are separated into five categories; these categories are further subdivided by assigned asset quality. Loss factors are calculated using qualitative data and then are applied to each of the loan categories to determine a reserve level for each of the five categories. In addition, special allocations may be assigned to nonaccrual or other problem credits. An analysis of the allowance for loans losses for the years ended 2011, 2010, 2009, 2008, and 2007 is shown in Table 10. Additional information about the allowance for loan losses can be found in Note 1, Basis of Financial Statement Presentation and Summary of Significant Accounting Policies, and Note 6, Loans and Allowance for Loan Losses, of the Notes to the Consolidated Financial Statements.

Table 10: Allowance for Loan Losses Analysis

(in thousands)	2011	2010	2009	2008	2007
Allowance for loan losses:
Balance at beginning of year	$157,253	$132,697	$51,218	$5,043	$3,911
Acquired through SFC acquisition	—	—	—	2,932	—
Acquired through GFH acquisition	—	—	—	42,060	—
Charge-offs:
Commercial and industrial	(19,005)	(25,187)	(11,975)	(37)	—
Construction	(97,036)	(103,268)	(22,900)	—	(91)
Real estate - commercial mortgage	(23,760)	(49,419)	(10,882)	—	—
Real estate - residential mortgage	(15,403)	(14,012)	(6,587)	(157)	—
Installment	(1,386)	(1,540)	(1,192)	(143)	(18)

Total charge-offs	(156,590)	(193,426)	(53,536)	(337)	(109)
Recoveries:
Commercial and industrial	1,834	1,049	291	—	—
Construction	2,229	3,328	29	4	—
Real estate - commercial mortgage	1,382	1,221	108	—	—
Real estate - residential mortgage	694	415	169	—	—
Installment	295	169	195	98	9

Total recoveries	6,434	6,182	792	102	9

Net charge-offs	(150,156)	(187,244)	(52,744)	(235)	(100)
Provision for loan losses	67,850	211,800	134,223	1,418	1,232

Balance at end of year	$74,947	$157,253	$132,697	$51,218	$5,043

Allowance for loan losses to year-end loans	4.98%	8.03%	5.47%	1.97%	1.06%
Ratio of net charge-offs to average loans	(8.55)%	(8.26)%	(2.06)%	(0.04)%	(0.02)%

The allowance consists of specific, general, and unallocated components. Table 11 provides an allocation of the allowance for loan losses and other related information at December 31, 2011 and 2010.

Table 11: Allowance for Loan Losses Components and Related Data

	December 31,
(in thousands)	2011	2010
Allowance for loan losses:
Pooled component	$43,956	$58,623
Specific component	25,703	89,838
Unallocated component	5,288	8,792

Total	$74,947	$157,253

Impaired loans	$211,633	$356,876
Non-impaired loans	1,293,100	1,601,891

Total loans	$1,504,733	$1,958,767

Pooled component as % of non-impaired loans	3.40%	3.66%
Specific component as % of impaired loans	12.15%	25.17%
Allowance as % of loans	4.98%	8.03%
Allowance as % of nonaccrual loans	56.28%	61.43%

As a result of declines in the size of the overall loan portfolio, the pooled component of the allowance decreased throughout 2011 by $14.6 million to $44.0 million at December 31, 2011 from $58.6 million at December 31, 2010. The general component of the allowance is based on several factors, including historical loan loss experience in accordance with our existing charge-off policy as well as economic and other qualitative considerations. Historical loss rates are based on a three-year weighted quarterly average with recent period loss rates weighted more heavily. An adjustment is then applied to each loss rate based on assessments of loss trends, collateral values, and economic and business influences impacting expected losses.

The specific component of our allowance for loan losses decreased significantly during 2011, primarily due to the charge-off of specific reserves. Specific loan loss allocations decreased $64.1 million to $25.7 million at December 31, 2011 from $89.8 million at December 31, 2010. The decrease is commensurate with the significant decrease in impaired loans from $356.9 million as of December 31, 2010 to $211.6 million as of December 31, 2011. Of these loans, $133.2 million were on nonaccrual status at December 31, 2011. The specific allowance for loan losses necessary for these loans is based on a loan-by-loan analysis and varies between impaired loans largely due to the level of collateral. Additionally, pooled loan allocations vary depending on a number of assumptions and trends. As a result, the ratio of allowance for loan losses to nonaccrual loans is not sufficient for measuring the adequacy of the allowance for loan losses. Table 12 provides additional ratios that measure the adequacy of our allowance for loan losses.

Table 12: Adequacy of Loan Loss Allowance

	December 31, 2011	December 31, 2010
Non-performing loans for which full loss has been charged off to total loans	3.51%	2.60%
Non-performing loans for which full loss has been charged off to non-performing loans	39.71%	19.91%
Charge off rate for non-performing loans for which the full loss has been charged off	60.38%	48.08%
Coverage ratio net of non-performing loans for which the full loss has been charged off	93.35%	76.70%
Total allowance divided by total loans less non-performing loans for which the full loss has been charged off	5.16%	8.24%
Allowance for individually impaired loans divided by impaired loans for which an allowance has been provided	26.60%	36.00%

At December 31, 2010, the Companys’s non-performing loans totaled $256.0 million. Non-performing loans are evaluated for specific impairment within the Company’s allowance for loan losses. Such impairments totaled $89.8 million as the end of 2010. Net charge offs decreased by $37.1 million from $187.2 million at December 31, 2010 to $150.1 million at December 31, 2011. As a result of continued charge-off activity and resolutions of troubled loans by the Company, non-performing loans were reduced to $133.2 million at December 31, 2011, and specific impairments were $25.7 million. The elevated charge-offs and a slowing rate of additional loan defaults reduced the Company’s non-performing loans and resulting specific impairments at year-end 2011. The various loan loss allowance adequacy ratios are calculated from these bases, and the year-over-year changes demonstrate improvement in the Company’s portfolio of non-performing loans.

With respect to the percentage of allowance for individually impaired loans, the distribution of specific impairments across various loan categories changed in 2011. A large amount of charge-offs were taken against construction and development loans, and the fair value of the underlying collateral for our impaired loans was higher at year-end 2011 than previously. Non-performing assets are being resolved via charge-off and pursuit of subsequent recovery or by way of other negotiated resolution methodologies.

The unallocated portion of the loan loss allowance decreased $3.5 million to $5.3 million at December 31, 2011 from $8.8 million at December 31, 2010. Several factors contributed to the decrease in unallocated allowances including less risk grade migration within our portfolio, decreasing non-performing loans and charge off volume, the continuing contraction of our total loan portfolio, and stabilization of some economic trends.

We allocated the allowance for loan losses to the categories as shown in Table 13. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any loan category. Net charge-offs were $150.2 million for the year ended December 31, 2011 as compared with $187.2 million for the year ended December 31, 2010. Net charge-offs in the construction category account for $94.8 million or 63% of these charge-offs. Although we expect this trend to continue, it is moderating, and we expect future years to show lower charge-offs. Construction loans tend to be riskier than other categories. Based on this information, we are decreasing our presence in this type of loan. Charge-offs in the other loan categories are consistent with prior periods. Net charge-offs were $17.2 million for commercial and industrial, $22.4 million for commercial mortgage, $14.7 million for residential mortgage, and $1.1 million for installation loans for the year ended December 31, 2011.

Table 13: Allocation of Allowance for Loan Losses

(in thousands)	2011	2010	2009	2008	2007
Commercial and Industrial	$13,605	$18,610	$23,819	$10,374	$1,447
Construction	24,826	83,052	57,958	18,529	1,522
Real estate - commercial mortgage	17,101	25,426	29,700	10,959	1,395
Real estate - residential mortgage	12,060	17,973	12,589	8,009	264
Installment	2,067	3,400	1,473	506	166
Unallocated	5,288	8,792	7,158	2,841	249

Total allowance for loan losses	$74,947	$157,253	$132,697	$51,218	$5,043

At year-end 2011, management believed the allowance for loan losses to be commensurate with the risk existing in our loan portfolio and directionally consistent with the change in the quality of our loan portfolio. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available at the time of the examinations.

Non-Performing Assets

Total non-performing assets were $196.9 million or 9% of total assets at year-end 2011 as compared to $315.4 million or 11% of total assets at year-end 2010. Management classifies non-performing assets as those loans in nonaccrual status; those loans on which payments have been delinquent 90 days or more and are still accruing interest; and foreclosed real estate and repossessed assets. At December 31, 2011, we had $84 thousand of loans categorized as 90 days or more past due and still accruing interest; at December 31, 2010, we had no loans categorized as 90 days or more past due and still accruing interest. We had $63.6 million and $59.4 million of foreclosed real estate and repossessed assets at December 31, 2011 and 2010, respectively. We are reviewing the loan portfolio for problematic loans, which has resulted in the increase in our foreclosed real estate and repossessed assets. Management closely reviews the composition of non-performing assets and related collateral values.

As shown in Table 14, nonaccrual loans were $133.2 million at December 31, 2011 compared to $256.0 million at December 31, 2010 as a result of continued charge-off activity and resolutions of troubled loans. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due. If income on nonaccrual loans had been recorded under original terms, $29.7 million and $26.5 million of additional interest income would have been recorded in 2011 and 2010, respectively.

Table 14: Nonaccrual Loans

	December 31,
(in thousands)	2011	2010
Commercial and Industrial	$17,097	$25,346
Construction	59,008	139,668
Real estate-commercial mortgage	32,326	52,535
Real estate-residential mortgage	24,522	37,151
Installment	208	1,292

Total nonaccrual loans	$133,161	$255,992

Deposits

Deposits are the primary source of funds for use in lending and general business purposes. Our balance sheet growth is largely determined by the availability of deposits in our markets and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Total deposits at December 31, 2011 were $1.8 billion, a decrease of $622.1 million or 26% over December 31, 2010. Total brokered deposits were $97.5 million or 5% of deposits at December 31, 2011, which was a decrease of $39.3 million from total brokered deposits of $136.8 million at December 31, 2010. BOHR is restricted from accepting new brokered deposits by the Written Agreement and as long as it does not qualify as “well capitalized.” As shown in Table 15, our composition of deposits is similar to 2010, favoring interest-bearing demand and time deposits with improvement in the percentage of our noninterest-bearing deposits.

Table 15: Deposits by Classification

	December 31,
(dollars in thousands)	2011		2010		2009
	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest-bearing demand	$225,458	13%	$224,440	9%	$248,682	10%
Interest-bearing demand	540,262	30%	725,816	30%	916,865	37%
Savings	61,218	3%	65,620	3%	82,860	3%
Time deposits less than $100	525,291	29%	703,006	29%	889,788	36%
Time deposits $100 or more	445,805	25%	701,279	29%	356,845	14%

Total deposits	$1,798,034	100%	$2,420,161	100%	$2,495,040	100%

At December 31, 2011, noninterest-bearing demand deposits were $225.5 million, an increase of $1.1 million from the $224.4 million at December 31, 2010.

Interest-bearing demand deposits at year-end 2011 were $540.3 million, a decrease of $185.6 million over comparative 2010. Interest-bearing demand deposits included $15.2 million of brokered money market funds at December 31, 2011, which was $3.7 million lower than the balance of brokered money market funds of $18.9 million outstanding at December 31, 2010. This decrease was primarily attributable to a decrease in rates paid on our promotional interest-bearing money market account and the resultant withdrawal of account balances.

At year-end 2011 savings accounts were $61.2 million, a decrease of $4.4 million from 2010. The decrease was due to internal transfers of accounts to higher yielding deposit products.

Time deposits with balances less than $100 thousand decreased $177.7 million or 25% during 2011 from 2010 while time deposits with balances of $100 thousand or more decreased $255.5 million or 36% during 2011 over 2010. Brokered CDs represented $82.4 million or 5% of the December 31, 2011 total deposits, which was a decrease of $35.5 million over the $117.9 million of brokered CDs outstanding at December 31, 2010. The decrease in time deposits was primarily due to lower rates offered on certificates of deposits resulting in run-off as maturity dates were reached, particularly in the national market time deposit portfolio.

The Company continues to focus on core deposit growth as its primary source of funding. Core deposits typically are non-brokered and consist of noninterest-bearing demand accounts, interest-bearing checking accounts, money market accounts, savings accounts, and time deposits of less than $100 thousand. Core deposits totaled $1.3 billion or 70% of total deposits at year-end 2011 and $1.6 billion or 65% of total deposits at year-end 2010.

Borrowings

We use short-term and long-term borrowings from various sources including the FRB discount window, FHLB, reverse repurchase agreements, and trust preferred securities. We manage the level of our borrowings to ensure that we have adequate sources of liquidity. At December 31, 2011 and 2010, we had advances from the FHLB totaling $195.9 million and $213.4 million, respectively. As shown in Table 16, maturities of FHLB borrowings at December 31, 2011 were as follows:

Table 16: FHLB Borrowings

Balance (in thousands)
2014	$27,650
2015	168,291

$195,941

FHLB borrowings carry a weighted-average interest rate of 1.18% as of December 31, 2011 (excluding the impact of purchase accounting adjustments) and, with the exception of two fixed-rate advances that total $5.1 million, are all convertible at FHLB’s option on the interest payment dates to either one- or three- month LIBOR. The FHLB borrowings were collateralized with residential real estate loans, commercial real estate loans, and investment securities.

We have one reverse repurchase agreement that has an original principal balance of $10.0 million and is collateralized with mortgage-backed securities with a similar fair market value. It has a seven-year term with a repurchase date of August 1, 2013. The interest rate of this agreement is a variable rate of 9.85% minus three-month LIBOR (0.53% at December 31, 2011), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2011 was 5.85%. This agreement is callable by the counterparty on a quarterly basis. The estimated carrying value of this agreement as of December 31, 2011 was $10.2 million.

We have four placements of trust preferred securities, as shown in Table 17.

Table 17: Trust Preferred Securities

	Carrying Amount (in thousands)	Par Amount (in thousands)	Interest Rate	Redeemable On Or After	Mandatory Redemption
Gateway Capital Statutory Trust I	$5,304	$8,000	LIBOR + 3.10%	September 17, 2008	September 17, 2033
Gateway Capital Statutory Trust II	4,344	7,000	LIBOR + 2.65%	July 17, 2009	June 17, 2034
Gateway Capital Statutory Trust III	7,772	15,000	LIBOR + 1.50%	May 30, 2011	May 30, 2036
Gateway Capital Statutory Trust IV	12,939	25,000	LIBOR + 1.55%	July 30, 2012	July 30, 2037

LIBOR in the table above refers to three-month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. In January 2010, the Company exercised its right to defer all quarterly distributions on the trust preferred securities. Interest payable continues to accrue during the deferral period and interest on the deferred interest also accrues, both of which must be paid at the end of the deferral period and totaled $2.7 million at December 31, 2011. Prior to the expiration of the deferral period, the Company has the right to further defer interest payments provided that no deferral period, together with all prior periods, exceeds 20 consecutive quarters and that no event of default (as defined by the terms of the applicable Trust Preferred Securities) has occurred and is continuing at the time of the deferral. The Company was not in default with respect to the terms of the Trust Preferred Securities at the time the quarterly payments were deferred and such deferrals did not cause an event of default under the terms of the Trust Preferred Securities. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligation under the guarantee is unsecured and subordinate to our senior and subordinated indebtedness. The carrying value of these debentures as of December 31, 2011 was $30.4 million.

Capital Resources and Liquidity

Capital Resources. Total shareholders’ equity decreased $77.1 million or 40% to $113.7 million at December 31, 2011. This decrease in shareholders’ equity was primarily a result of a net loss available to common shareholders of $98.6 million during 2011.

On December 31, 2008, as part of the CPP established by the Treasury under the Emergency Economic Stabilization Act of 2008 (“EESA”), we entered into a Letter Agreement and Securities Purchase Agreement—Standard Terms (collectively, the “Purchase Agreement”) with the Treasury, pursuant to which we sold (i) 80,347 shares of our Fixed-Rate Cumulative Perpetual Preferred Stock, Series C, no par value per share, having a liquidation preference of $1,000 per share (the “Series C Preferred”) and (ii) a warrant (the “Warrant”) to purchase 53,035 shares of our Common Stock, at an initial exercise price of $227.25 per share, subject to certain anti-dilution and other adjustments, for an aggregate purchase price of approximately $80.3 million in cash.

On September 30, 2010, the Company exchanged 80,347 shares of its outstanding Series C Preferred for newly-created convertible shares of Series C-1 preferred stock (“Series C-1 Preferred”) and converted such shares of Series C-1 Preferred into 2,089,022 shares of Common Stock. Also on that date, the terms of the outstanding Warrant were amended to provide for the purchase of up to 53,035 shares of Common Stock at an exercise price of $10.00 per share for a ten-year term following the issuance of the amended warrant to Treasury (the “Amended TARP Warrant”).

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

On September 29, 2010, the Company exchanged 876,240 newly-issued shares of Common Stock described therein for previously outstanding shares of Series A and B preferred stock tendered by preferred shareholders in the Exchange Offers with holders of such preferred stock.

On September 30, 2010, the Company sent irrevocable conversion notices to the holders of all remaining outstanding shares of Series A and Series B preferred stock. Upon such conversion, each share remaining of Series A and Series B preferred stock was automatically cancelled and converted into the right to receive 15 common shares upon delivery of the Series A and Series B preferred stock certificates to the Company, for an aggregate issuance of 36,000 common shares.

On September 30, 2010, the Investors purchased $235.0 million worth of Common Stock, or 23,480,000 shares, at $10.00 per share in the First Closing under the Private Placement.

On September 30, 2010, the Company issued a warrant to purchase 313,875 shares of Common Stock to Carlyle Investment Management LLC, which also received a $3.0 million cash fee, warrants to purchase 941,623 shares of Common Stock to ACMO-HR L.L.C., and warrants to purchase 470,812 shares of Common Stock to CapGen Capital Group VI L.P. The warrants have a strike price of $10.00 per share and ten year lives. Both standard warrants and contingent warrants were issued in the transaction. Standard warrants are immediately exerciseable. Contingent warrants may only be exercised upon or after the earlier of (1) the written stay of the written agreement and (2) the occurrence of a “sale event” as defined in the applicable warrant agreement.

On November 15, 2010, the Company commenced the Rights Offering providing holders of Common Stock as of 5:00 p.m. Eastern Time on September 29, 2010, with a non-transferable right to purchase newly issued shares of Common Stock at $10.00 per share, the same price paid by the Investors and Treasury. The holders of Common Stock who received the related purchase rights (“Rights”) were shareholders who held common shares immediately before the initial closing of the aforementioned Private Placement, including holders of Series A Preferred and Series B Preferred who tendered their Series A Preferred and Series B Preferred in the Exchange Offers. The Rights Offering expired on December 10, 2010. The Rights Offering raised a total of $9.7 million in new capital before offering expenses through the sale of 974,091 shares of Common Stock at $10.00 per share.

Neither the Treasury nor the Investors were issued any Rights in the Rights Offering. However, the Investment Agreements contained certain backstop commitments obligating the Investors to purchase any remaining unsold shares after the expiration of the Rights Offering, assuming certain conditions were met (the “Backstop”). On December 28, 2010, the Investors honored such commitments purchasing $30.3 million worth of common shares or 3,025,910 shares of Common Stock at $10.00 per share.

Also on that date, the Investors purchased the remaining $20.0 million worth of Common Stock, or 2,000,000 shares, at $10.00 per share in the Second Closing under the Private Placement. In addition, as a result of the Common Stock issuances in the Second Closing and Backstop and related transactions, on December 28, 2010, the amount of shares of Common Stock for which certain outstanding Company warrants are exercisable automatically increased pursuant to the terms of such warrants. The underlying share amounts increased by the following amounts: 19,999 shares under a warrant issued to Carlyle Investment Management LLC; 59,995 shares under warrants issued to ACMO-HR, L.L.C.; and 29,998 shares under warrants issued to CapGen.

On April 27, 2011, the Company effected a 1 for 25 shares reverse stock split.

During the quarter ended June 30, 2011, the Company sold a total of 1,169,789 shares of Common Stock in a series of sales made in an “at-the-market” offering that opened June 15, 2011 and concluded June 28, 2011.

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

We are subject to regulatory risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses. As of December 31, 2011, our consolidated regulatory capital ratios were Tier 1 Leverage Ratio of 5.90%, Tier 1 Risk-Based Capital Ratio of 8.06%, and Total Risk-Based Capital of 9.35%. As of December 31, 2011, the Company exceeded the regulatory capital minimums, Shore was considered “well capitalized,” and BOHR was “adequately capitalized” under the risk-based standards.

On February 13, 2012, the Company announced that it intends to offer shares of its Common Stock in a public offering that we expect will raise between $54.0 million and $86.0 million in gross proceeds and anticipate will settle during the second quarter of 2012. If the amount or timing of this capital raise is delayed and the Company or BOHR falls below the minimum capital levels, one of our multi-bank holding company institutional investors could be required to contribute additional capital so as to remain above the minimum capital levels.

Liquidity. Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. It is used by management to provide continuous access to sufficient, reasonably priced funds. Funding requirements are impacted by loan originations and refinancing, deposit growth, liability issuances and settlements, and off-balance sheet funding commitments. We consider and comply with various regulatory guidelines regarding required liquidity levels and periodically monitor our liquidity position in light of the changing economic environment and customer activity. Based on periodic liquidity assessments, we may alter our asset, liability, and off-balance sheet positions. The asset/liability committee monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk. At December 31, 2011, cash and due from banks, interest-bearing deposits in other banks, overnight funds sold and due from FRB, and investment securities were $422.5 million or 19% of total assets.

In an effort to satisfy our liquidity needs, we actively manage our assets and liabilities. We have immediate liquid resources in cash, interest-bearing deposits, and overnight funds sold. The potential sources of short-term liquidity include interest-bearing deposits as well as the ability to pledge certain assets including available-for-sale investment securities. Short-term liquidity is further enhanced by our ability to pledge or sell loans in the secondary market and to secure borrowings from the FRB and FHLB. Short-term liquidity is also generated from securities sold under agreements to repurchase, funds purchased, and short-term borrowings. Deposits have historically provided us with a long-term source of stable and relatively lower cost funding. Additional funding is available through the issuance of long-term debt.

We continued to maintain a strong liquidity position during 2011. Cash and cash equivalents were $138.1 million and available-for-sale investment securities were $284.5 million as of December 31, 2011. At December 31, 2011, our Banks had credit lines in the amount of $228.3 million at the FHLB with advances of $195.9 million currently utilized. At December 31, 2010, our Banks had credit lines in the amount of $247.0 million at the FHLB with advances of $208.2 million utilized. These lines may be utilized for short- and/or long-term borrowing. At December 31, 2011 and 2010, all our FHLB borrowings were long-term. We also possess additional sources of liquidity through a variety of borrowing arrangements. The Banks maintain federal funds lines with one regional banking institution and through the FRB Discount Window. These available lines totaled approximately $58.1 million and $89.7 million at December 31, 2011 and 2010, respectively. These lines were not utilized for borrowing purposes at December 31, 2011 or 2010.

Total brokered deposits were $97.5 million or 5% of deposits at December 31, 2011. BOHR may not accept new brokered deposits until it qualifies as “well capitalized” and it is restricted from accepting brokered deposits under the Written Agreement. Shore is “well capitalized” and is not a party to the Written Agreement and not subject to this restriction.

The Company has agreements in place to sell certain branches and related deposits to third-party buyers. These deposit sales are expected to close some time in the first half of 2012. The Company currently carries a high level of cash and overnight funds and has access to other sources of liquidity as necessary to support the closing of these deposit sales. At December 31, 2011, total deposits in the branches subject to sale were $159.3 million.

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

Contractual Obligations

We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements whereby we commit to future purchases of products or services from unaffiliated parties. Our contractual obligations consist of time deposits, borrowings, and operating lease obligations. Our operating lease obligations have significantly decreased as a result of the termination of leases due to branch closings. Table 18 shows payment detail (in thousands) for these contractual obligations as of December 31, 2011.

Table 18: Contractual Obligations

(in thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Time deposits	$666,282	$211,460	$90,294	$3,060	$971,096
FHLB borrowings	—	27,650	168,291	—	195,941
Other borrowings	—	10,169	—	30,448	40,617
Operating lease obligations	2,507	4,040	3,424	17,678	27,649

Total contractual obligations	$668,789	$253,319	$262,009	$51,186	$1,235,303

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. For more information on our off-balance sheet arrangements, see Note 14, Financial Instruments with Off-Balance-Sheet Risk, of the Notes to the Consolidated Financial Statements.

Legal Contingencies

Various legal actions arise from time to time in the normal course of our business. See Item 3 “Legal Proceedings” in our 2011 Form 10-K. Based upon information currently available, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition, or results of operations. Management was not aware of any unasserted claims or assessments that may be probable of assertion at December 31, 2011.

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

Beginning in 2012, we anticipate using loan hedging in certain circumstances to minimize our interest rate exposure. Loan hedging is a process used to deliver long-term fixed rates to commercial borrowers. Utilizing this process will not only decrease our interest rate risk but also increase our fee income.

Table 19 illustrates the expected effect on net interest income for the twelve months following each of the two years-end 2011 and 2010 due to an immediate change in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 19: Effect on Net Interest Income

	2011		2010
	Change in Net Interest Income		Change in Net Interest Income
(dollars in thousands)	Amount	%	Amount	%
Change in Interest Rates:
+200 basis points	$(2,074)	(2.95)%	$4,627	6.03%
+100 basis points	(1,118)	(1.59)%	1,775	2.31%
-100 basis points	(762)	(1.08)%	1,022	1.33%
-200 basis points	N/A	N/A	N/A	N/A

As of December 31, 2011, we project a decrease in net interest income in both increasing and decreasing interest rate environments with a more profound effect occurring during a period of increasing interest rates due to the variable rate structure on the majority of our borrowings and the floors on many loans which will cause a delay in any interest income improvement. As of December 31, 2010, we projected an increase in net interest income in both increasing and decreasing interest rate environments.

It should be noted, however, that the simulation analysis is based upon equivalent changes in interest rates for all categories of assets and liabilities. In normal operating conditions, interest rate changes rarely occur in such a uniform manner. Many factors affect the timing and magnitude of interest rate changes on financial instruments. In addition, management may deploy strategies that offset some of the impact of changes in interest rates. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis. Management maintains a simulation model where it is assumed that interest rate changes occur gradually, that rate increases for interest-bearing liabilities lag behind the rate increases of interest-earning assets, and that the level of deposit rate increases will be less than the level of rate increases for interest-earning assets. In this model, we project a decrease in net interest income due to rising or declining rates during the twelve months following December 31, 2011.

Use of Non-GAAP Financial Measures

The ratios “book value per common share-tangible,” “shareholders’ equity-tangible,” and “common shareholders’ equity-tangible” are non-GAAP financial measures. The Company believes these measures are useful for investors, regulators, management, and others to evaluate capital adequacy and to compare against other financial institutions. The following is a reconciliation (in thousands) of these non-GAAP financial measures with financial measures defined by GAAP.

	December 31, 2011	December 31, 2010
Shareholders’ equity	$113,668	$190,795
Less: intangible assets	3,751	10,858

Shareholders’ equity - tangible	$109,917	$179,937

Common shareholders’ equity	$113,668	$190,795
Less: intangible assets	3,751	10,858

Common shareholders’ equity - tangible	$109,917	$179,937

Shareholders’ equity (average)	$157,408	$135,472
Less: intangible assets (average)	8,137	11,875

Shareholders’ equity - tangible (average)	$149,271	$123,597

Common shareholders’ equity (average)	$157,408	$34,496
Less: intangible assets (average)	8,137	11,875

Common shareholders’ equity - tangible (average)	$149,271	$22,621

Return on average common equity	(62.65)%	(287.64)%
Impact of excluding intangible assets	(3.41)%	(151.00)%

Return on average common equity - tangible	(66.06)%	(438.64)%

Book value per common share	$3.29	$5.71
Impact of excluding intangible assets	(0.11)	(0.32)

Book value per common share - tangible	$3.18	$5.39

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

When or if used in any Securities and Exchange Commission filings, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “anticipate,” “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “is estimated,” “is projected,” or similar expressions are intended to identify “forward-looking statements.”

For a discussion of the risks, uncertainties, and assumptions that could affect our future events, developments, or results, you should carefully review the risk factors summarized below and the more detailed discussions in the “Risk Factors” and “Business” sections in the 2011 Form 10-K. Our risks include, without limitation, the following:

•

We incurred significant losses in 2009, 2010, and 2011 and expect to incur significant losses in 2012, although at a lower level than in the previous years. While we expect to return to profitability in 2013, we can make no assurances to that effect;

•

Our capital needs could dilute your investment or otherwise affect your rights as a shareholder. If we do not generate the desired level of capital from our announced offering of Common Stock, we will try to raise additional capital and can give no assurance as to what the cost of that capital may be;

•	As a result of our intended issuance of additional shares of Common Stock in the announced offering, your investment could be subject to substantial dilution;

•

The determination of the appropriate balance of our allowance for loan losses is merely an estimate of the inherent risk of loss in our existing loan portfolio and may prove to be incorrect. If such estimate is proven to be materially incorrect and we are required to increase our allowance for loan losses, our results of operations, financial condition, and the value of our Common Stock would be materially adversely affected;

•	We have had, and may continue to have, large numbers of problem loans and difficulties with our loan administration, which could increase our losses related to loans;

•

If the value of real estate in the markets we serve were to further decline materially, a significant portion of our loan portfolio could become further under-collateralized, which could have a material adverse effect on our loan losses, results of operations, and financial conditions;

•	An inability to improve our regulatory capital position could adversely affect our operations;

•	We may be subject to prompt corrective action by our regulators if our total risk-based capital ratio declines below 8%;

•	If our Common Stock was no longer included in the Russell 2000 or Russell 3000 Indices, there could be a reduction in liquidity and prices for our stock;

•	The Company has restated its financial statement, which may have a future adverse effect;

•

We have entered into a Written Agreement with the FRB and the Bureau of Financial Institutions that subjects us to significant restrictions and requires us to designate a significant amount of our resources to complying with the agreement, and it may have a material adverse effect on our operations and the value of our securities;

•	The formal investigation by the SEC may result in penalties, sanctions, or a restatement of our previously issued financial statements;

•

The Company has received a grand jury subpoena from the United States Department of Justice, Criminal Division. The Company has been advised that it is not a target at this time, and we do not believe we will become a target, but there can be no assurances as to the timing or eventual outcome of the related investigation;

•

We may not be able to consummate or realize the anticipated benefits from our previously-announced sale of branches, which could have a material adverse affect on our results of operations or financial condition;

•	FDIC insurance assessments will increase from our prior inability to maintain a “well-capitalized” status, which will further decrease earnings;

•	Our commercial real estate and equity line lending may expose us to a greater risk of loss and hurt our earnings and profitability;

•	A significant amount of our loan portfolio contains loans used to finance construction and land development, and these types of loans subject our loan portfolio to a higher degree of credit risk;

•	Our lending on vacant land may expose us to a greater risk of loss and may have an adverse effect on operations;

•	Difficult market conditions have adversely affected our industry;

•

We are not paying dividends on our Common Stock and are currently prevented from doing so. The failure to resume paying dividends on our Common Stock may adversely affect the value of our Common Stock;

•	Sales, or the perception that sales could occur, of large amounts of our Common Stock may depress our stock price;

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

•

The current economic environment may negatively impact our ability to maintain required capital levels or otherwise negatively impact our financial condition, which may, among other things, limit our access to certain sources of funding and liquidity;

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

•	If we do not comply with the continued listing requirements of the NASDAQ Global Select Market, our Common Stock could be delisted;

•	Our continued success is largely dependent on key management team members;

•

Our business, financial condition, and results of operations are highly regulated and could be adversely affected by new or changed regulations and by the manner in which such regulations are applied by regulatory authorities;

•	Banking regulators have broad enforcement power, but regulations are meant to protect depositors and not investors;

•	The fiscal, monetary, and regulatory policies of the Federal Government and its agencies could have a material adverse effect on our results of operations;

•	The recently enacted Dodd-Frank Act may adversely affect our business, financial condition, and results of operations; and

•	The soundness of other financial institutions could adversely affect us.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.:

We have audited the accompanying consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. We also have audited Hampton Roads Bankshares Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hampton Roads Bankshares, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Hampton Roads Bankshares Inc.’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Hampton Roads Bankshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

                     /s/ KPMG LLP

Norfolk, Virginia

March 13, 2012

Consolidated Balance Sheets

December 31, 2011 and 2010

(in thousands, except share and per share data)	2011	2010
Assets:
Cash and due from banks	$18,241	$17,726
Interest-bearing deposits in other banks	1,295	2,342
Overnight funds sold and due from Federal Reserve Bank	118,531	440,844
Investment securities available for sale, at fair value	284,470	334,237
Restricted equity securities, at cost	20,057	24,363
Loans held for sale	63,171	22,499
Loans	1,504,733	1,958,767
Allowance for loan losses	(74,947)	(157,253)

Net loans	1,429,786	1,801,514
Premises and equipment, net	87,565	93,414
Interest receivable	6,329	7,278
Foreclosed real estate and repossessed assets, net of valuation allowance	63,613	59,423
Intangible assets, net	3,751	10,858
Bank-owned life insurance	51,579	50,213
Other assets	18,472	35,445

Total assets	$2,166,860	$2,900,156

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest-bearing demand	$225,458	$224,440
Interest-bearing:
Demand	540,262	725,816
Savings	61,218	65,620
Time deposits:
Less than $100	525,291	703,006
$100 or more	445,805	701,279

Total deposits	1,798,034	2,420,161
Federal Home Loan Bank borrowings	195,941	213,353
Other borrowings	40,617	49,853
Interest payable	3,751	3,644
Other liabilities	14,849	22,350

Total liabilities	2,053,192	2,709,361

Commitments and contingencies
Shareholders’ equity:
Preferred stock - 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 34,561,145 shares issued and outstanding on December 31, 2011 and 33,391,476 shares issued and outstanding on December 31, 2010 (1)	346	334
Capital surplus	492,998	477,385
Retained deficit	(386,295)	(287,681)
Accumulated other comprehensive income, net of tax	6,377	345

Total shareholders’ equity before non-controlling interest	113,426	190,383
Non-controlling interest	242	412

Total shareholders’ equity	113,668	190,795

Total liabilities and shareholders’ equity	$2,166,860	$2,900,156

See accompanying notes to the consolidated financial statements.

(1)	All prior period amounts have been restated to give retroactive effect to the 1 for 25 shares reverse stock split that occurred on April 27, 2011.

Consolidated Statements of Operations

Years ended December 31, 2011, 2010, and 2009

(in thousands, except share and per share data)	2011	2010	As Restated 2009
Interest Income:
Loans, including fees	$90,654	$114,596	$142,969
Investment securities	9,365	6,749	6,339
Overnight funds sold	769	850	99
Interest-bearing deposits in other banks	3	4	38

Total interest income	100,791	122,199	149,445

Interest Expense:
Deposits:
Demand	3,484	11,653	7,512
Savings	126	408	1,110
Time deposits:
Less than $100	9,532	14,404	14,513
$100 or more	9,199	11,259	12,880

Interest on deposits	22,341	37,724	36,015
Federal Home Loan Bank borrowings	4,010	5,505	4,184
Other borrowings	2,973	3,011	3,704
Overnight funds purchased	—	—	391

Total interest expense	29,324	46,240	44,294

Net interest income	71,467	75,959	105,151
Provision for loan losses	67,850	211,800	134,223

Net interest income (expense) after provision for loan losses	3,617	(135,841)	(29,072)

Noninterest Income:
Service charges on deposit accounts	5,940	6,587	8,117
Mortgage banking revenue	8,369	11,269	4,642
Gain on sale of investment securities available for sale	1,481	468	4,274
Gain (loss) on sale of premises and equipment	(58)	165	(29)
Gain on sale of insurance subsidiary	1,251	—	—
Extinguishment of debt charge	—	—	(1,962)
Losses on foreclosed real estate and repossessed assets	(22,096)	(11,228)	(1,204)
Other-than-temporary impairment of securities (includes total other-than-temporary impairment losses of $401, $67, and $2,659, net of $0, $0, and $190 recognized in other comprehensive income for the years ended December 31, 2011, 2010, and 2009, respectively, before taxes)	(401)	(67)	(2,469)
Insurance revenue	2,656	4,512	4,901
Brokerage revenue	300	278	354
Income from bank-owned life insurance	1,818	1,858	1,658
Other	4,950	4,796	4,043

Total noninterest income	4,210	18,638	22,325

Noninterest Expense:
Salaries and employee benefits	43,246	45,844	42,285
FDIC insurance	11,230	4,278	5,661
Professional and consultants fees	11,072	7,418	2,883
Occupancy	9,752	9,006	9,044
Problem loans and repossessed asset costs	5,668	4,711	934
Data processing	4,640	5,037	5,368
Equipment	3,370	4,034	4,735
Impairment of goodwill	—	—	84,837
Other	14,698	15,004	15,048

Total noninterest expense	103,676	95,332	170,795

Loss before provision for income taxes	(95,849)	(212,535)	(177,542)
Provision for income taxes (benefit)	2,153	(2,179)	23,908

Net loss	(98,002)	(210,356)	(201,450)
Net income attributable to non-controlling interest	612	983	—

Net loss attributable to Hampton Roads Bankshares, Inc.	(98,614)	(211,339)	(201,450)
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	—	(112,114)	8,689

Net loss available to common shareholders	$(98,614)	$(99,225)	$(210,139)

Per Share: (1)
Cash dividends declared	$—	$—	$5.50

Basic loss	$(2.90)	$(12.85)	$(240.80)

Diluted loss	$(2.90)	$(12.85)	$(240.80)

Basic weighted average shares outstanding	33,984,795	7,722,817	872,657
Effect of dilutive stock options	—	—	—

Diluted weighted average shares outstanding	33,984,795	7,722,817	872,657

See accompanying notes to the consolidated financial statements.

(1)	All prior period amounts have been restated to give retroactive effect to the 1 for 25 shares reverse stock split that occurred on April 27, 2011.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2011, 2010, and 2009

	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Shareholders’ Equity

(in thousands, except share data)	Shares	Amount	Shares	Amount
Balance at December 31, 2008 (1)	141,163	$133,542	875,592	$545	$184,350	$26,482	$(110)	$—	$344,809
Comprehensive loss:
Net loss (as restated)	—	—	—	—	—	(201,450)	—	—	(201,450)
Change in unrealized loss on securities available for sale, net of taxes of $207	—	—	—	—	—	—	513	—	513
Reclassification adjustment for securities gains included in net income, net of taxes of ($657)	—	—	—	—	—	—	(1,149)	—	(1,149)

Total comprehensive loss									(202,086)
Shares issued related to:
Regional board fees	—	—	2,947	1	163	—	—	—	164
Exercise of stock options	—	—	3,450	2	611	—	—	—	613
Dividend reinvestment	—	—	2,750	1	530	—	—	—	531
Stock-based compensation	—	—	3,231	2	628	—	—	—	630
Private placement shares	—	—	5,471	3	303	—	—	—	306
Common stock repurchased	—	—	(2,793)	(1)	(543)	—	—	—	(544)
Amortization of fair market value adjustment	—	403	—	—	—	—	—	—	403
Tax benefit of stock option exercises	—	—	—	—	142	—	—	—	142
Stock financed	—	—	—	—	(7,500)	—	—	—	(7,500)
Preferred stock dividend declared and amortization of preferred stock discount	—	1,025	—	—	—	(8,689)	—	—	(7,664)
Common stock cash dividends ($5.50 per share)	—	—	—	—	—	(4,791)	—	—	(4,791)

Balance at December 31, 2009 As Restated	141,163	$134,970	890,648	$553	$178,684	$(188,448)	$(746)	$—	$125,013
Comprehensive loss:
Net income (loss)	—	—	—	—	—	(211,339)	—	983	(210,356)
Change in unrealized loss on securities available for sale	—	—	—	—	—	—	1,559	—	1,559
Reclassification adjustment for securities gains included in net income	—	—	—	—	—	—	(468)	—	(468)

Total comprehensive loss									(209,265)
Amortization of fair market value adjustment	—	302	—	—	—	(302)	—	—	—
Preferred stock dividend declared and amortization of preferred stock discount	—	827	—	—	—	679	—	—	1,506
Stock offering, net of issuance costs of $25,000	—	—	28,525,911	286	259,974	—	—	—	260,260
Rights offering	—	—	974,091	10	9,731	—	—	—	9,741
Conversion of preferred stock to common stock	(141,163)	(136,099)	3,001,262	30	24,332	111,737	—	—	—
Change in par value from $0.625 to $0.01	—	—	—	(545)	545	—	—	—	—
Stock-based compensation	—	—	—	—	157	—	—	—	157
Forfeiture of non-vested stock	—	—	(436)	—	(38)	—	—	—	(38)
Change in stock financed	—	—	—	—	4,000	—	—	—	4,000
Distributed non-controlling interest	—	—	—	—	—	(8)	—	(571)	(579)

Balance at December 31, 2010	—	$—	33,391,476	$334	$477,385	$(287,681)	$345	$412	$190,795
Comprehensive income:
Net income (loss)	—	—	—	—	—	(98,614)	—	612	(98,002)
Change in unrealized gain on securities available for sale	—	—	—	—	—	—	7,513	—	7,513
Reclassification adjustment for securities gains included in net income	—	—	—	—	—	—	(1,481)	—	(1,481)

Total comprehensive loss									(91,970)
Stock-based compensation expense	—	—	—	—	110	—	—	—	110
Forfeiture of non-vested stock	—	—	(120)	—	—	—	—	—	—
Distributed non-controlling interest	—	—	—	—	—	—	—	(782)	(782)
Stock offering, net of issuance costs of $665	—	—	1,169,789	12	15,503	—	—	—	15,515

Balance at December 31, 2011	—	$—	34,561,145	$346	$492,998	$(386,295)	$6,377	$242	$113,668

See accompanying notes to the consolidated financial statements.

(1)	All prior period amounts have been restated to give retroactive effect to the 1 for 25 shares reverse stock split that occurred on April 27, 2011.

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2010, and 2009

(in thousands)	2011	2010	As Restated 2009
Operating Activities:
Net loss	$(98,002)	$(210,356)	$(201,450)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,454	5,075	5,511
Amortization of intangible assets and fair value adjustments	615	(726)	(8,263)
Provision for loan losses	67,850	211,800	134,223
Deferred board fees	—	—	164
Proceeds from mortgage loans held for sale	386,705	449,253	259,783
Originations of mortgage loans held for sale	(427,377)	(459,137)	(267,334)
Stock-based compensation expense	110	157	630
Net amortization of premiums and accretion of discounts on investment securities available for sale	2,838	1,536	(2,680)
(Gain) loss on sale of premises and equipment	58	(165)	29
Losses on foreclosed real estate and repossessed assets	22,096	11,228	1,204
Gain on sale of investment securities available for sale	(1,481)	(468)	(4,274)
Gain on sale of insurance subsidiary	(1,251)	—	—
Gain on sale of loans	—	—	(51)
Income from bank-owned life insurance	(1,818)	(1,858)	(1,658)
Other-than-temporary impairment of securities	401	67	2,469
Impairment of goodwill	—	—	84,837
Changes in deferred taxes	—	—	32,950
Changes in:
Interest receivable	949	1,510	2,435
Other assets	18,232	9,878	(38,200)
Interest payable	107	71	(2,242)
Other liabilities	(7,501)	3,869	3,888

Net cash provided by (used in) operating activities	(33,015)	21,734	1,971

Investing Activities:
Proceeds from maturities and calls of investment securities available for sale	105,982	28,751	45,799
Proceeds from sale of investment securities available for sale	69,912	2,605	84,121
Purchase of investment securities available for sale	(121,859)	(204,189)	(137,569)
Proceeds from sales of restricted equity securities	4,630	9,147	9,824
Purchase of restricted equity securities	(324)	(3,731)	(11,787)
Proceeds from the sale of loans	—	—	697
Net decrease in loans	242,990	212,304	100,575
Proceeds from sale of insurance subsidiary	5,783	—	—
Purchase of premises and equipment	(2,495)	(1,731)	(2,901)
Proceeds from sale of premises and equipment	3,952	1,039	178
Proceeds from sale of foreclosed real estate	33,699	9,452	4,707

Net cash provided by investing activities	342,270	53,647	93,644

Financing Activities:
Net increase (decrease) in deposits	(621,766)	(73,837)	212,908
Proceeds from Federal Home Loan Bank borrowings	—	—	49,450
Repayments of Federal Home Loan Bank borrowings	(15,067)	(11,566)	(94,016)
Distributed non-controlling interest	(782)	(579)	—
Net decrease in overnight funds borrowed	—	—	(73,300)
Net decrease in other borrowings	(10,000)	—	(28,000)
Common stock repurchased	—	—	(544)
Issuance of rights offering shares	—	9,741	—
Issuance of private placement shares, net	—	260,260	306
Forfeiture of nonvested stock	—	(38)	—
Issuance of common shares	15,515	—	—
Proceeds from exercise of stock options	—	—	613
Excess tax benefit realized from stock options exercised	—	—	142
Preferred stock dividends paid and amortization of preferred stock discount	—	1,506	(7,182)
Common stock dividends paid, net of reinvestment	—	—	(4,260)

Net cash provided by (used in) financing activities	(632,100)	185,487	56,117

Increase (decrease) in cash and cash equivalents	(322,845)	260,868	151,732
Cash and cash equivalents at beginning of period	460,912	200,044	48,312

Cash and cash equivalents at end of period	$138,067	$460,912	$200,044

	2011	2010	As Restated 2009
Supplemental cash flow information:
Cash paid for interest	$29,217	$46,169	$46,536
Cash paid (received) for income taxes	(14,666)	1,181	13,714
Supplemental non-cash information:
Dividends reinvested	$—	$—	$531
Change in unrealized gain (loss) on securities	6,032	1,488	(957)
Transfer between loans and other real estate owned	59,985	71,236	9,686
Change in stock financed	—	(4,000)	7,500
Unpaid stock issuance costs included in other liabilities	—	8,326	—

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2011, 2010, and 2009

(1)	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Presentation. Hampton Roads Bankshares, Inc. (the “Company”) is a multi-bank holding company incorporated in 2001 under the laws of the Commonwealth of Virginia. The consolidated financial statements of Hampton Roads Bankshares, Inc. include the accounts of the Company and its wholly-owned subsidiaries: Bank of Hampton Roads (“BOHR”), Shore Bank (“Shore” and collectively with BOHR, the “Banks”), and Hampton Roads Investments, Inc., as well as their wholly-owned subsidiaries: Bank of Hampton Roads Service Corporation; Gateway Bank Mortgage, Inc.; Gateway Investment Services, Inc.; and Shore Investments, Inc. The Company also owns Gateway Capital Statutory Trust I, Gateway Capital Statutory Trust II, Gateway Capital Statutory Trust III, and Gateway Capital Statutory Trust IV. The Gateway Capital Trusts are not consolidated as part of the Company’s consolidated financial statements. However, the junior subordinated debentures issued by the Company to the trusts are included in long-term borrowings, and the Company’s equity interest in the trusts is included in other assets. Additionally, all significant intercompany balances and transactions have been eliminated in consolidation.

The Company primarily engages in general community and commercial banking businesses, targeting the banking needs of individuals and small- to medium-sized businesses in its primary service areas, which include the Hampton Roads region of southeastern Virginia, the Northeastern and Research Triangle regions of North Carolina, the Eastern Shore of Virginia and Maryland, and Richmond, Virginia. The Company’s primary products are traditional loan and deposit banking services. In addition, the Company offers mortgage banking services with loans that are sold in the secondary market and securities brokerage activities via an unaffiliated broker-dealer. In October 2010, the Company terminated its title insurance and settlement services for real estate transactions. Furthermore, the Company sold its insurance business in August 2011.

On September 28, 2010, the holders of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), approved an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) to effect a reverse stock split of the Common Stock. The shareholders granted the Company’s Board of Directors the discretion to determine the appropriate timing and ratio of the reverse stock split. On March 18, 2011, the Board of Directors of the Company unanimously adopted resolutions approving an amendment to the Articles to effect a 1-for-25 reverse stock split of all outstanding shares of the Common Stock, effective at 11:59 p.m., Eastern Daylight Time, on April 27, 2011 (the “Reverse Stock Split”). Shareholders received one new share of Common Stock in replacement of every twenty-five shares they held on that date. The Reverse Stock Split did not change the aggregate value of any shareholder’s shares of Common Stock or any shareholder’s ownership percentage of the Common Stock, except for minimal changes resulting from the treatment of fractional shares. The Company did not issue any fractional shares as a result of the Reverse Stock Split. The number of shares issued to each shareholder was rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number. All previously reported share and per share amounts in the accompanying consolidated financial statements and related notes have been restated to reflect the reverse stock split.

Use of Estimates. The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make assumptions, judgments, and estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred taxes, the valuation of foreclosed real estate, and the estimated fair value of financial instruments.

Summary of Significant Accounting Policies. The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Cash and Due from Bank Accounts. For the purpose of presentation in the consolidated statements of cash flows, the Company considers cash and due from banks, interest-bearing deposits in other banks, and overnight funds sold and due from the Federal Reserve Bank of Richmond (“FRB”) as cash and cash equivalents. Cash and cash equivalents are used for daily cash management purposes, management of short-term interest rate opportunities, and liquidity. The Company is required to maintain average reserve balances in cash with the FRB. The amounts of daily average required reserves for the final weekly reporting period were $18.1 million and $17.9 million at December 31, 2011 and 2010, respectively.

Investment Securities. Except for the restricted equity securities, all investment securities are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Impairment of securities occurs when the fair value of the security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in the consolidated statements of operations if either we intend to sell the security or it is more-likely-than-not that we will be required to sell the security before recovery of its amortized cost basis. If, however, we do not intend to sell the security and it is not more-likely-than-not that we will be required to sell the security before recovery, we must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security. If there is credit loss, the loss must be recognized in the consolidated statements of operations and the remaining portion of impairment must be recognized in other comprehensive income. For equity securities, impairment is considered to be other-than-temporary based on our ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in the consolidated statements of operations. We regularly review each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, our best estimate of the present value of cash flows expected to be collected from debt securities, our intention with regard to holding the security to maturity, and the likelihood that we would be required to sell the security before recovery.

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

Loans Held for Sale. The Company originates single family, residential, first lien mortgage loans that have been sold forward to secondary market investors on a best efforts basis. The Company classifies loans originated with the intent of selling them in the secondary market as held for sale. Loans originated for sale are primarily sold in the secondary market as whole loans. Whole loan sales are executed with the servicing rights being released to the buyer upon the sale, with the gain or loss on the sale equal to the difference between the proceeds received and the carrying value of the loans sold.

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

The Company enters into commitments to originate or purchase residential mortgage loans whereby the interest rate of the loan was agreed to prior to funding (“interest rate lock commitments”). Interest rate lock commitments on residential mortgage loans that the Company intends to sell in the secondary market are considered derivatives. These derivatives are carried at fair value with changes in fair value reported as a component of gain on sale of the loans.

Loans. The Company grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Virginia, Maryland, and North Carolina. The ability of the Company’s debtors to honor their contracts is dependent upon several factors, including the value of the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred over the life of the loan and recognized as an adjustment of the related loan yield using the interest method except for lines of credit and loans with terms of 12 months or less where the straight-line method is used. Net fees related to standby letters of credit are recognized over the commitment period. In those instances when a loan prepays, the remaining deferred fee is recognized in the consolidated statements of operations.

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

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For those loans, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans.

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

Impaired Loans. A loan is deemed impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain loans are individually evaluated for impairment in accordance with the Company’s ongoing loan review procedures. Smaller balance homogeneous loans are collectively evaluated for impairment. Impaired loans are measured at the present value of their expected future cash flows by discounting those cash flows at the loan’s effective interest rate or at the loan’s observable market price or the fair value of the underlying collateral if the loan is collateral dependent. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. Once a loan is considered impaired, it continues to be considered impaired until the collection of all contractual interest and principal is considered probable or the balance is charged off. The Company’s policy is to charge off impaired loans at the time of foreclosure, repossession, or liquidation or at such time any portion of the loan is deemed to be uncollectible and in no case later than 180 days in nonaccrual status.

Nonaccrual and Past Due Loans. Loans are placed in nonaccrual status when principal or interest is 90 days or more past due. The delinquency status of the loan is determined by the contractual terms of the loan. Accrual of interest ceases at that time and uncollected past due interest is reversed. Cash payments received on loans in nonaccrual status are generally applied to reduce the outstanding principal balance. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, the loan is performing as agreed for a period of time, and future payments are reasonably assured.

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

Premises and Equipment. Land is reported at cost, while premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three years for equipment to 40 years for premises. Leasehold improvements are amortized on a straight-line basis over the terms of the respective leases, including renewal options or the estimated useful lives of the improvements, whichever is shorter. Routine holding costs are charged to expense as incurred, while significant improvements are capitalized.

Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Foreclosed Real Estate and Repossessed Assets. Foreclosed real estate and repossessed assets include real estate acquired in the settlement of loans and other repossessed collateral. Real estate acquired in settlement of loans is initially recorded at the lower of the recorded loan balance or estimated fair value less estimated disposal costs. Subsequently, if there is an indicated decline in the estimated fair value of the property, an impairment is recognized through a provision for losses with an offsetting allowance for losses which reduces the carrying value of individual properties. The allowance is only reduced for charge-offs once the property is sold. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. Losses on subsequent impairments recognized and gains and losses upon disposition of foreclosed real estate are recognized in losses on foreclosed real estate and repossessed assets within noninterest income.

Intangible Assets. Acquired intangible assets are recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged. They are amortized over their estimated useful lives ranging from three to sixteen years.

Bank-Owned Life Insurance. The Company purchased life insurance policies on the lives of certain officers. The policies are recorded as an asset at the cash surrender value of the policies. Increases or decreases in the cash surrender value, other than proceeds from death benefits, are recorded as income from bank-owned life insurance in noninterest income. Proceeds from death benefits first reduce the cash surrender value attributable to the individual policy and then any additional proceeds are recorded as noninterest income.

Fair Value. The Company groups financial assets and liabilities measured at fair value into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuation methodologies for the fair value hierarchy are obtaining fair value via quoted prices in active markets for identical assets or liabilities (Level 1), observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities (Level 2), and unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities (Level 3).

Off-Balance Sheet Credit Exposures. The Company, in the normal course of business to meet the financing needs of its customers, is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk which have not been fully recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of the Company’s involvement or “credit risk.” The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Revenue Recognition. Revenue earned on interest-earning assets is recognized based on the effective yield of the financial instrument. Service charges on deposit accounts are recognized as charged. Credit-related fees, including letter of credit fees, are recognized in interest income when earned.

Advertising Costs. Advertising costs are expensed as incurred.

Share-Based Compensation. The Company uses the fair value method, which requires that compensation cost relating to share-based transactions be recognized in the consolidated financial statements, to account for share-based compensation. The fair value of stock options is estimated at the date of grant using a lattice option pricing model. Stock options granted with pro-rata vesting schedules are expensed over the vesting period on a straight-line basis.

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

Per Share Data. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the dilutive effect of stock options using the treasury stock method. For the years ended December 31, 2011 and 2010, all options were anti-dilutive since the Company had a net loss available to common shareholders.

Comprehensive Income (Loss). Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income or loss. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet. Such items, along with the operating net income or loss, are components of comprehensive income or loss.

Reclassification. Certain 2010 and 2009 amounts have been reclassified to conform to the 2011 presentation. The Company reclassed our segment footnote. We separated the “bank” category into “BOHR” and “Shore” so they could be considered as separate entities. The insurance, brokerage, and holding company information was combined into “Other.” Additionally, numerous items were restated to give retroactive effect to the 1 for 25 shares reverse stock split that occurred on April 27, 2011.

Recent Accounting Pronouncements

In January 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-01, Receivables: Deferral of the Effective Date of Disclosures About Troubled Debt Restructurings in ASU 2010-20, that temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20, Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, until the guidance for determining what constitutes a troubled debt restructuring is determined. The guidance is effective for interim and annual periods ending or beginning on or after June 15, 2011. The adoption of the new guidance resulted in additional disclosures, which can be found in Note 6, Loans and Allowance for Loan Losses.

In April 2011, the FASB issued ASU 2011-02, Receivables: A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, that defines Troubled Debt Restructurings. In turn, the effective date of the disclosures about troubled debt restructurings in ASU 2010-20, Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, is effective for interim and annual periods beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. The adoption of the new guidance resulted in additional disclosures, which can be found in Note 6, Loans and Allowance for Loan Losses.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs that improves the comparability of fair value measurements presented and disclosed by aligning GAAP and IFRSs. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption of the new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income, that improves the comparability of items reported in other comprehensive income. The amendment requires that all non-owner changes in stockholders’ equity be presented in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment is to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The adoption of the new guidance will result in revised disclosures in our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amendment defers changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendment is to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011. The adoption of the new guidance is not expected to have a material impact on our consolidated financial statements.

(2)	Restatement of Consolidated Financial Statements

Subsequent to filing the Company’s annual report on Form 10-K for the year ended December 31, 2009, the Company determined that a valuation allowance on its deferred tax assets should be recognized as of December 31, 2009. The Company decided to establish a valuation allowance against the net deferred tax asset because it is uncertain when it will realize this asset. Accordingly, the December 31, 2009 and first quarter 2010 consolidated financial statements have been restated to account for this determination. The effect of this change in the 2009 consolidated statement of operations, 2009 consolidated statement of cash flows, and quarterly financial data for the first quarter of 2010 was as follows (in thousands, except per share amounts).

Consolidated Statement of Operations as of December 31, 2009

	As Reported	Adjustment	As Restated
Provision for income taxes	$(32,075)	$55,983	$23,908
Net loss	(145,467)	(55,983)	(201,450)
Net loss available to common shareholders	(154,156)	(55,983)	(210,139)
Loss per share - basic	(176.75)	(64.05)	(240.80)
Loss per share - diluted	(176.75)	(64.05)	(240.80)

Consolidated Statement of Cash Flows as of December 31, 2009

	As Reported	Adjustment	As Restated
Operating activities
Net loss	$(145,467)	$(55,983)	$(201,450)
Changes in deferred taxes	(23,033)	55,983	32,950

Quarterly Financial Data First Quarter 2010

	As Reported	Adjustment	As Restated
Provision for income taxes (benefit)	$(14,279)	$14,341	$62
Net loss	(24,780)	(14,341)	(39,121)
Net loss available to common shareholders	(26,155)	(14,341)	(40,496)
Loss per share - basic	(29.50)	(16.24)	(45.74)
Loss per share - diluted	(29.50)	(16.24)	(45.74)

(3)	Recapitalization Plan

The Company’s pursuit of strategic alternatives to raise capital and strengthen its consolidated balance sheet resulted in obtaining shareholder approval of an increase in authorized shares of Company Common Stock to 1,000,000,000 shares, effective September 28, 2010, to provide the Company with sufficient shares authorized to implement its recapitalization plan. On that date, the par value of the Common Stock was also changed from $0.625 to $0.01 per share.

On September 30, 2010, institutional investors (the “Investors”) purchased $235.0 million worth of common shares, or 23,500,000 shares, at $10.00 per share in the initial closing (“First Closing”) under the Company’s $255.0 million private placement (the “Private Placement”) in the respective amounts listed below.

Registered Name	Number of Shares Issued
Carlyle Financial Services Harbor, L.P.	6,598,278
ACMO-HR, L.L.C.	6,120,807
CapGen Capital Group VI, L.P.	4,568,951
M.H. Davidson & Co.	62,452
Davidson Kempner Partners	434,789
Davidson Kempner Institutional Partners, L.P.	879,551
David Kempner International, Ltd.	1,013,479
Davidson Kempner Distressed Opportunities International, Ltd.	231,893
Davidson Kempner Distressed Opportunities Funds L.P.	108,819
Fir Tree Value Master Fund, L.P.	1,807,753
Fir Tree REOF II Master Fund, LLC	923,228
C12 Protium Value Opportunities Ltd.	750,000

Total Number of Shares	23,500,000

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

On September 30, 2010, pursuant to an exchange agreement (the “Exchange Agreement”) with the United States Department of the Treasury (the “Treasury”), the Company exchanged 80,347 shares of its outstanding Fixed-Rate Cumulative Perpetual Series C preferred stock (“Series C Preferred”) held by the Treasury for newly-created convertible shares of Series C-1 preferred stock (“Series C-1 Preferred”) and converted such shares of Series C-1 Preferred into 2,089,022 shares of Common Stock. Also on that date, the terms of the outstanding Treasury warrant were amended to provide for the purchase of up to 53,035 shares of Common Stock at an exercise price of $10.00 per share for a ten-year term following the issuance of the amended warrant to Treasury. These transactions were conducted in compliance with the exemption from registration pursuant to Section 4(2) of the Securities Act.

As reported in the Company’s Amendment No. 2 to its Schedule TO, filed on October 1, 2010, on September 29, 2010, the Company exchanged 876,240 newly-issued shares of Common Stock described therein for previously outstanding shares of Series A and B preferred stock tendered by preferred shareholders in exchange offers (the “Exchange Offers”) with holders of such preferred stock. The Exchange Offers were exempted from registration under Section 3(a)(9) of the Securities Act.

On September 30, 2010, the Company sent irrevocable conversion notices to the holders of all remaining outstanding shares of Series A and Series B preferred stock. Each share remaining of Series A and Series B preferred stock was automatically cancelled and converted into the right to receive 15 common shares upon delivery of the Series A and Series B preferred stock certificates to the Company, for an aggregate issuance of 36,000 common shares. Such conversion was also exempt from registration under Section 3(a)(9) of the Securities Act.

On September 30, 2010, the Company issued a warrant to purchase 313,875 shares of Common Stock to Carlyle Investment Management LLC, which also received a $3.0 million cash fee, warrants to purchase 941,623 shares of Common Stock to ACMO-HR L.L.C., and warrants to purchase 470,812 shares of Common Stock to CapGen Capital Group VI L.P. The warrants have a strike price of $10.00 per share and ten year lives. Both standard warrants and contingent warrants were issued in the transaction. Standard warrants are immediately exerciseable. Contingent warrants may only be exercised upon or after the earlier of (1) the written stay of the Written Agreement (as defined below) and (2) the occurrence of a “sale event” as defined in the applicable warrant agreement. These transactions were conducted in compliance with the exemption from registration contained in Section 4(2) of the Securities Act and Rule 506.

On November 15, 2010, the Company commenced a rights offering (the “Rights Offering”) providing holders of Common Stock as of 5:00 p.m. Eastern Time on September 29, 2010, with a non-transferable right to purchase newly issued shares of Common Stock at $10.00 per share, the same price paid by Investors and Treasury. The holders of Common Stock who received the related purchase rights (“Rights”) were shareholders who held common shares immediately before the First Closing of the aforementioned Private Placement, including holders of Series A Preferred and Series B Preferred who tendered their Series A Preferred and Series B Preferred in the Exchange Offers. The Rights Offering expired on December 10, 2010. The Rights Offering raised a total of $9.7 million in new capital before offering expenses through the sale of 974,091 shares of Common Stock at $10.00 per share.

Neither the Treasury nor the Investors were issued any Rights in the Rights Offering. However, the Investment Agreements contained certain backstop commitments obligating the Investors to purchase any remaining unsold shares after the expiration of the Rights Offering, assuming certain conditions were met (the “Backstop”). On December 28, 2010, the Investors honored such commitments, purchasing $30.3 million worth of Common Stock at $10.00 per share or 3,025,910 shares.

Also on December 28, 2010, the Investors purchased the remaining $20 million worth of shares of Common Stock or 2,000,000 shares pursuant to the second closing of the Private Placement (the “Second Closing”). The table below illustrates the combined total respective amounts of shares of Common Stock purchased by each of the Investors on December 28, 2010 (including both the Second Closing and Backstop issuances).

Registered Name	Number of Shares Issued
Carlyle Financial Services Harbor, L.P.	1,272,414
ACMO-HR, L.L.C.	1,073,201
CapGen Capital Group VI, L.P.	1,472,760
M.H. Davidson & Co.	4,559
Davidson Kempner Partners	31,739
Davidson Kempner Institutional Partners, L.P.	64,205
David Kempner International, Ltd.	73,982
Davidson Kempner Distressed Opportunities International, Ltd.	16,928
Davidson Kempner Distressed Opportunities Funds L.P.	7,943
Fir Tree Value Master Fund, L.P.	506,962
Fir Tree REOF II Master Fund, LLC	67,394
C12 Protium Value Opportunities Ltd.	433,823

Total Number of Shares	5,025,910

In addition, as a result of the Second Closing, Backstop, and related transactions, on December 28, 2010, the amount of common shares for which certain outstanding Company warrants are exercisable automatically increased pursuant to the terms of such warrants. The underlying share amounts increased by the following amounts: 19,999 shares under a warrant issued to Carlyle Investment Management LLC; 59,995 shares under warrants issued to ACMO-HR, L.L.C.; and 29,998 shares under warrants issued to CapGen.

Because of the capitalization transactions, certain of the Company’s deferred tax assets may be limited in the future. However, since the Company currently provides an allowance against all of the net deferred tax assets, any such limitation would not have an impact on the Company’s financial position at December 31, 2011. Such limitation, however, will impact the amount of deferred tax valuation allowance that may ultimately be reversed, if appropriate.

(4)	Regulatory Matters

Effective June 17, 2010, the Company and BOHR entered into a written agreement (herein called the “Written Agreement”) with the FRB and the Bureau of Financial Institutions of the Virginia State Corporation Commission (“Bureau of Financial Institutions”). The Company’s other banking subsidiary, Shore, is not a party to the Written Agreement.

Written Agreement

Under the terms of the Written Agreement, BOHR agreed to develop and submit for approval, within the time periods specified, plans to (a) strengthen board oversight of management and BOHR’s operations, (b) strengthen credit risk management policies, (c) improve BOHR’s position with respect to loans, relationships, or other assets in excess of $2.5 million which are now, or may in the future become, past due more than 90 days, are on BOHR’s problem loan list, or adversely classified in any report of examination of BOHR, (d) review and revise, as appropriate, current policy and maintain sound processes for determining, documenting, and recording an adequate allowance for loan losses, (e) improve management of BOHR’s liquidity position and funds management policies, (f) provide contingency planning that accounts for adverse scenarios and identifies and quantifies available sources of liquidity for each scenario, (g) reduce BOHR’s reliance on brokered deposits, and (h) improve BOHR’s earnings and overall condition.

In addition, BOHR agreed that it will (a) not extend, renew, or restructure any credit that has been criticized by the FRB or the Bureau of Financial Institutions absent prior board of directors approval in accordance with the restrictions in the Written Agreement, (b) eliminate all assets or portions of assets classified as “loss,” and therefore, charge off all assets classified as “loss” in a federal or state report of examination, unless otherwise approved by the FRB, (c) comply with legal and regulatory limitations on indemnification payments and severance payments, and (d) appoint a committee to monitor compliance with the terms of the Written Agreement.

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

To date, the Company and BOHR have complied with the actions required by the FRB and the Bureau of Financial Institutions under the terms of the Written Agreement. The Risk Committee has been appointed to oversee the Company’s compliance with the terms of the Written Agreement and has met quarterly to review compliance. Written plans have been submitted for strengthening board oversight, strengthening credit risk management practices, improving liquidity, reducing the reliance on brokered deposits, improving capital, and curing the technical violations of law and regulations. The Company has also submitted its written policies and procedures for maintaining an adequate allowance for loan losses and its plans for all foreclosed real estate and nonaccrual and delinquent loans in excess of $2.5 million. Additionally, the Company instituted the required review process for all classified loans. The Company charged off the assets identified as loss from the previous examination. Moreover, the Company raised $295.0 million in the closing of the Private Placement, Rights Offering, and Backstop (for an infusion of $270.0 million of capital net of $25.0 million in issuance costs). As of December 31, 2011, the Company exceeded the regulatory capital minimums, Shore was considered “well capitalized,” and BOHR was “adequately capitalized” under the risk-based standards. As a result, management believes the Company and BOHR are in full compliance with the terms of the Written Agreement.

On February 13, 2012, the Company announced that it intends to offer shares of its Common Stock in a public offering that we expect will raise between $54.0 million and $86.0 million in gross proceeds and anticipate will settle during the second quarter of 2012. Depending on the timing and/or the consummation of this capital raise, continued losses may result in either the Company or BOHR falling below the minimum required capital levels during 2012. If this occurs, our regulators would be required to take certain actions to resolve these capital deficiencies. These actions may include increased supervisory monitoring, restrictions on asset growth, requirements to sell certain assets or businesses, or requiring our multi-bank holding company investor to contribute additional capital into BOHR.

(5)	Investment Securities

The amortized cost and estimated fair values of investment securities available for sale (in thousands) at December 31, 2011 and 2010 were as follows.

	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. agency securities	$48,854	$1,101	$35	$49,920
Mortgage-backed securities	224,578	5,688	330	229,936
State and municipal securities	529	79	—	608
Corporate bonds	2,811	—	115	2,696
Equity securities	1,341	1	32	1,310

Total investment securities available for sale	$278,113	$6,869	$512	$284,470

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. agency securities	$89,849	$371	$1,518	$88,702
Mortgage-backed securities	241,970	3,115	1,737	243,348
Equity securities	2,101	127	41	2,187

Total investment securities available for sale	$333,920	$3,613	$3,296	$334,237

Debt securities with unrealized losses totaling $480 thousand at December 31, 2011 included fourteen mortgage-backed securities, three U.S. agency securities, and one corporate bond. The severity and duration of this unrealized loss will fluctuate with interest rates in the economy.

The Company’s unrealized losses on equity securities were caused by what management deems to be transitory fluctuations in market valuation. At December 31, 2011, nine equity securities experienced an unrealized loss of $32 thousand. All identified impairments on equity securities were taken in the periods identified.

For the year ended December 31, 2011, proceeds from sales of investment securities available for sale were $69.9 million and resulted in net realized gains of $1.5 million. Proceeds from available-for-sale securities amounted to $2.6 million and $84.1 million and resulted in realized gains of $468 thousand and $4.3 million for the years ended December 31, 2010 and 2009, respectively.

Unrealized losses

Information pertaining to securities with gross unrealized losses (in thousands) at December 31, 2011 and 2010, aggregated by investment category and length of time that the individual securities have been in a continuous loss position is as follows.

	2011
	Less than 12 Months		12 Months or More		Total
Description of Securities	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. agency securities	$9,599	$35	$—	$—	$9,599	$35
Mortgage-backed securities	35,730	281	3,066	49	38,796	330
Corporate bonds	2,696	115	—	—	2,696	115
Equity securities	—	—	89	32	89	32

	$48,025	$431	$3,155	$81	$51,180	$512

	2010
	Less than 12 Months		12 Months or More		Total
Description of Securities	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. agency securities	$4,758	$1,518	$—	$—	$4,758	$1,518
Mortgage-backed securities	71,057	1,737	—	—	71,057	1,737
Equity securities	121	1	93	40	214	41

	$75,936	$3,256	$93	$40	$76,029	$3,296

Other-than-temporary impairment (“OTTI”)

Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In determining OTTI, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the security or it is more likely than not will be required to sell the security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

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

During 2011 and 2010, equity securities with a cost basis of $586 thousand and $81 thousand, respectively, were determined to be other-than-temporarily impaired. Impairment losses of $401 thousand and $67 thousand were recognized through noninterest income during 2011 and 2010, respectively. No additional amount was included in accumulated other comprehensive income in the equity section of the balance sheet for these securities as of December 31, 2011. Management has evaluated the unrealized losses associated with the remaining equity securities as of December 31, 2011 and, in management’s opinion, the unrealized losses are temporary and it is our intention to hold these securities until their value recovers. A rollforward of the cumulative other-than-temporary impairment losses (in thousands) recognized in earnings for all equity securities for years ended December 31, 2010 and 2011 is as follows.

December 31, 2009	$3,030
Less: Realized gains for securities sales	(2,378)
Add: Loss where impairment was not previously recognized	52
Add: Loss where impairment was previously recognized	15

December 31, 2010	719
Less: Realized gains for securities sales	—
Add: Loss where impairment was not previously recognized	309
Add: Loss where impairment was previously recognized	92

December 31, 2011	$1,120

Maturities of investment securities

The amortized cost and estimated fair value of investment securities available for sale (in thousands) that are not determined to be other-than-temporarily impaired by contractual maturity at December 31, 2011 and 2010 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities do not have contractual maturities.

	2011		2010
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year but less than five years	$7,300	$7,386	$5,670	$5,884
Due after five years but less than ten years	26,183	26,679	35,222	34,688
Due after ten years	243,289	249,095	290,927	291,478
Equity securities	1,341	1,310	2,101	2,187

Total available-for-sale securities	$278,113	$284,470	$333,920	$334,237

Federal Home Loan Bank (“FHLB”)

The Company’s investment in FHLB stock totaled $14.5 million at December 31, 2011. FHLB stock is generally viewed as a long-term investment and as a restricted investment security because it is required to be held in order to receive FHLB advances (i.e. borrowings). It is carried at cost as there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2011, and no impairment has been recognized.

Pledged securities

Investment securities at estimated fair value (in thousands) that were pledged to secure deposits or outstanding borrowings or were pledged to secure potential future borrowings at December 31, 2011 and 2010 were as follows.

	2011	2010
Public deposits	$21,437	$9,316
Treasury, tax, and loan deposits	—	2,509
Federal Home Loan Bank borrowings	88,024	86,749
Federal Reserve Bank borrowings	1,347	1,738
Repurchase agreements	13,154	21,864
Housing and Urban Development	385	497
Other	1,745	—

	$126,092	$122,673

(6)	Loans and Allowance for Loan Losses

We offer a full range of commercial, real estate, and consumer loans described in further detail below. Our loan portfolio is comprised of the following segments: commercial and industrial, construction, real estate-commercial mortgage, real estate-residential mortgage, and installment. Our primary lending objective is to meet business and consumer needs in our market areas while maintaining our standards of profitability and credit quality and enhancing client relationships. All lending decisions are based upon a thorough evaluation of the financial strength and credit history of the borrower and the quality and value of the collateral securing the loan. With few exceptions, personal guarantees are required on all loans.

Commercial and industrial loans. We make commercial loans to qualified businesses in our market areas. Commercial loans are loans to businesses that are typically not collateralized by real estate. Generally, the purpose of commercial loans is for the financing of accounts receivable, inventory, or equipment and machinery. Repayment of commercial loans may be more substantially dependent upon the success of the business itself, and therefore, must be monitored more frequently. In order to reduce our risk, the Banks require regular updates of the business’ financial condition, as well as that of the guarantors, and regularly monitor accounts receivable and payable of such businesses when deemed necessary.

Construction loans. Although we currently make new loans to finance construction and land development only on a limited basis, a significant amount of our portfolio contains such loans. We historically made construction and development loans to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties, and commercial projects as well as the development of residential neighborhoods and commercial office parks.

Real estate-commercial mortgage loans. The Banks make commercial mortgage loans for the purchase and re-financing of owner-occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities, and other non-residential types of properties. Commercial mortgage loans typically have maturities or are callable from one to five years. Underwriting for commercial mortgages involves an examination of debt service coverage ratios, the borrower’s creditworthiness and past credit history, and the guarantor’s personal financial condition. Underwriting for non-owner occupied commercial mortgages also involves evaluation of the terms of current leases and financial strength of the tenants.

Real estate-residential mortgage loans. We offer a wide range of residential mortgage loans through our Banks and our subsidiary, Gateway Bank Mortgage, Inc. Our residential mortgage loans held by the Banks includes first and junior lien mortgage loans, home equity lines of credit, and other term loans secured by first and junior lien mortgages. Residential mortgage loans have historically been lower risk loans in the Banks’ portfolios due to the ease in which the value of the collateral is ascertained, although the risks involved with these loans has been higher than historical averages due to falling home prices and high unemployment in our markets. First mortgage loans are generally made for the purchase of permanent residences, second homes, or residential investment property. Second mortgages and home equity loans are generally for personal, family, and household purposes such as home improvements, major purchases, education, and other personal needs. Mortgages which are secured by a borrower’s primary residence are made on the basis of the borrower’s ability to repay the loan from his or her regular income as well as the general creditworthiness of the borrower. Mortgages secured by residential investment property are made based upon the same guidelines as well as the borrower’s ability to cover any cash flow shortages during the marketing of such property for rent.

Installment loans. Installment loans are made on a regular basis for personal, family, and general household purposes. More specifically, we make automobile loans, home improvement loans, loans for vacations, and debt consolidation loans. While consumer financing may entail greater collateral risk than real estate financing on a per loan basis, the relatively small principal balances of each loan mitigates the risk associated with this segment of the portfolio.

The total of our loans (in thousands) by segment at December 31, 2011 and 2010 are as follows.

	2011	2010
Commercial and Industrial	$256,058	$304,550
Construction	284,984	475,284
Real estate - commercial mortgage	522,052	658,969
Real estate - residential mortgage	414,957	487,559
Installment	26,525	32,708
Deferred loan fees and related costs	157	(303)

Total loans	$1,504,733	$1,958,767

Allowance for Loan Losses

The purpose of the allowance for loan losses is to provide for potential losses inherent in our loan portfolio. Management considers several factors in determining the allowance for loan losses, including historical loan loss experience, the size and composition of the portfolio, and the estimated value of collateral and guarantees securing the loans. Management regularly reviews the loan portfolio to determine whether adjustments are necessary to maintain an allowance for loan losses sufficient to absorb losses. Our review takes into consideration changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and review of current economic conditions that may affect the borrower’s ability to repay. Some of the tools used in the credit review process to identify potential problem loans include past due reports, collateral valuations (primarily third-party agreements), cash flow analyses of borrowers, and risk ratings of loans. In addition to the review of credit quality through ongoing credit review processes, we perform a comprehensive allowance analysis for our loan portfolio at least monthly. This analysis includes specific allowances for individual loans; general allowance for loan pools that factor in our historical loan loss experience, loan portfolio growth and trends, and economic conditions; and unallocated allowances predicated upon both internal and external factors.

Loss factors are calculated using qualitative data and then are applied to each of the loan segments to determine a reserve level for various subsets of each of the five segments of loans. While portions of the allowance are attributed to specific portfolio segments, the entire allowance is available to absorb credit losses inherent in the total loan portfolio. In addition, specific allocations may be assigned to nonaccrual or other problem credits.

A rollforward of the activity (in thousands) within the allowance for loan losses by loan type and recorded investment in loans for the years ended December 31, 2011 and 2010 is as follows.

Allowance for Loan Losses and Recorded Investment in Loans

For the Years Ended December 31, 2011 and 2010

	2011
			Real Estate -
	Commercial and Industrial	Construction	Commercial Mortgage	Residential Mortgage	Installment	Unallocated	Total
Allowance for credit losses:
Beginning balance	$18,610	$83,052	$25,426	$17,973	$3,400	$8,792	$157,253
Charge-offs	(19,005)	(97,036)	(23,760)	(15,403)	(1,386)		(156,590)
Recoveries	1,834	2,229	1,382	694	295		6,434
Provision	12,166	36,581	14,053	8,796	(242)	(3,504)	67,850

Ending balance	$13,605	$24,826	$17,101	$12,060	$2,067	$5,288	$74,947

Ending balance: collectively evaluated for impairment	$7,445	$15,189	$12,615	$6,678	$2,029	$5,288	$49,244

Ending balance: individually evaluated for impairment	$5,947	$8,388	$4,486	$5,227	$38		$24,086

Ending balance: loans acquired with deteriorated credit quality	$213	$1,249	$—	$155	$—		$1,617

	2010
			Real Estate -
	Commercial and Industrial	Construction	Commercial Mortgage	Residential Mortgage	Installment	Unallocated	Total
Allowance for loan losses:
Beginning balance	$23,819	$57,958	$29,700	$12,589	$1,473	$7,158	$132,697
Charge-offs	(25,187)	(103,268)	(49,419)	(14,012)	(1,540)		(193,426)
Recoveries	1,049	3,328	1,221	415	169		6,182
Provision	18,929	125,034	43,924	18,981	3,298	1,634	211,800

Ending balance	$18,610	$83,052	$25,426	$17,973	$3,400	$8,792	$157,253

Ending balance: collectively evaluated for impairment	$9,759	$24,530	$13,766	$8,241	$2,327	$8,792	$67,415

Ending balance: individually evaluated for impairment	$8,777	$55,010	$10,980	$9,444	$1,068		$85,279

Ending balance: loans acquired with deteriorated credit quality	$74	$3,512	$680	$288	$5		$4,559

Accounting for Certain Loans Acquired in a Transfer

The Company acquired loans pursuant to the acquisition of Gateway Financial Holdings, Inc. (“GFH”) in December 2008. For acquired loans where there was evidence of deterioration of credit quality since origination and where it was probable that all amounts would not be collected according to the loan’s contractual terms, the

Company accounted for the loan individually, considered expected prepayments, and estimated (at acquisition) the amount and timing of discounted expected principal, interest, and other cash flows for each loan. The Company determined the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected as an amount that should not be accreted into interest income (non-accretable difference). The remaining amount, representing the excess of the loan’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan (accretable yield).

Over the life of the loan, the Company continues to estimate cash flows expected to be collected. The Company evaluates at the balance sheet date whether the present value of these loans determined using the effective interest rates has decreased, and if so, the Company establishes a valuation allowance for the loan. Valuation allowances for acquired loans reflect only those losses incurred after acquisition. The present value of any subsequent increase in the loan’s actual cash flows or cash flows expected to be collected is used to reverse any existing valuation allowance for that loan. For any remaining increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s remaining life.

Loans that were acquired for which there was evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be made as scheduled had an outstanding balance of $9.6 million and a carrying amount of $8.9 million at December 31, 2011. The carrying amount of these loans is included in the balance sheet amount of loans receivable at December 31, 2011. Of these loans, $3.2 million have experienced further deterioration in credit quality since the acquisition date and are included in the impaired loan amounts disclosed in the Impaired Loans section of this footnote. The following table depicts the accretable yield (in thousands) from December 31, 2009 to December 31, 2011.

Balance, December 31, 2009	$1,042
Accretion	(458)
Disposals	(170)
Additions	135

Balance, December 31, 2010	549
Accretion	(205)
Disposals	(151)
Additions	38

Balance, December 31, 2011	$231

Impaired Loans

A loan is considered impaired when it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of payments expected to be received using the historical effective loan rate as the discount rate. For collateral dependent impaired loans, impairment is measured based upon the fair value of the underlying collateral. Management considers a loan to be collateral dependent when repayment of the loan is expected solely from the sale or liquidation of the underlying collateral. The Company’s policy is to charge off collateral dependent impaired loans at the earlier of foreclosure, repossession, or liquidation or at such time any portion of the loan is deemed to be uncollectable and in no case later than 180 days in nonaccrual status. The Company will reduce the carrying value of the loan to the estimated fair value of the collateral less estimated selling costs through a charge off to the allowance for loan losses. For loans that are not collateral dependent, impairment is measured using discounted cash flows. For certain loans when the Company determines a loan is impaired, the estimated impairment is directly charged off to the loan rather than creating a specific reserve for inclusion in the allowance for loan losses. Total impaired loans were $211.6 million and $356.9 million at December 31, 2011 and 2010, respectively, the majority of which were considered collateral dependent, and therefore, measured at the fair value of the underlying collateral.

Impaired loans for which no allowance is provided totaled $115.0 million and $107.3 million at December 31, 2011 and 2010. Loans written down to their estimated fair value of collateral less the costs to sell account for $52.9 million and $20.0 million of the impaired loans for which no allowance has been provided as of December 31, 2011 and 2010, respectively. The average age of appraisals for these loans is 0.82 years at December 31, 2011. The remaining impaired loans for which no allowance is provided are fully covered by the value of the collateral, and therefore, no additional loss is expected on these loans.

The following chart shows impaired loans (in thousands) by class as of December 31, 2011 and 2010.

Impaired Loans

As of and For the Years Ended December 31, 2011 and 2010

	2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial & Industrial	$29,281	$36,244	$—	$30,249	$1,490
Construction
1-4 family residential construction	3,774	5,146	—	3,890	—
Commercial construction	34,441	73,369	—	35,229	187
Real estate
Commercial Mortgage
Owner occupied	17,663	21,225	—	18,213	380
Non-owner occupied	11,312	24,170	—	11,716	305
Residential Mortgage
Secured by 1-4 family, 1st lien	13,705	15,524	—	14,238	131
Secured by 1-4 family, junior lien	4,580	6,828	—	4,709	3
Installment	242	627	—	250	—
With an allowance recorded:
Commercial & Industrial	10,233	10,647	6,160	10,476	34
Construction
1-4 family residential construction	6,454	6,504	2,387	6,722	237
Commercial construction	27,384	60,330	7,250	28,833	168
Real estate
Commercial Mortgage
Owner occupied	27,441	27,503	3,641	27,679	824
Non-owner occupied	4,393	6,008	845	4,432	—
Residential Mortgage
Secured by 1-4 family, 1st lien	18,617	19,061	4,225	18,756	767
Secured by 1-4 family, junior lien	2,063	2,171	1,157	2,150	10
Installment	49	49	38	54	—
Total:
Commercial & Industrial	$39,514	$46,890	$6,160	$40,723	$1,525
Construction	72,053	145,349	9,637	74,674	592
Real estate-commercial mortgage	60,809	78,906	4,486	62,040	1,509
Real estate-residential mortgage	38,965	43,584	5,382	39,853	911
Installment	291	677	38	304	—

Total	$211,633	$315,406	$25,703	$217,595	$4,537

	2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial & Industrial	$12,453	$16,397	$—	$15,086	$176
Construction
1-4 family residential construction	5,373	6,137	—	6,930	10
Commercial construction	36,792	62,020	—	43,289	329
Real estate
Commercial Mortgage
Owner occupied	10,195	10,752	—	11,574	491
Non-owner occupied	20,866	34,830	—	26,019	126
Residential Mortgage
Secured by 1-4 family, 1st lien	17,266	19,445	—	22,235	211
Secured by 1-4 family, junior lien	4,259	5,044	—	5,338	5
Installment	93	116	—	192	—
With an allowance recorded:
Commercial & Industrial	19,141	21,902	8,852	21,724	171
Construction
1-4 family residential construction	5,693	7,121	1,130	1,998	118
Commercial construction	133,429	152,938	57,392	155,562	1,491
Real estate
Commercial Mortgage
Owner occupied	19,324	20,206	4,411	23,057	559
Non-owner occupied	40,272	56,692	7,248	47,213	1,229
Residential Mortgage
Secured by 1-4 family, 1st lien	25,071	25,596	6,660	29,365	405
Secured by 1-4 family, junior lien	4,463	4,886	3,072	5,143	37
Installment	2,186	3,881	1,073	3,871	—
Total:
Commercial & Industrial	$31,594	$38,299	$8,852	$36,810	$347
Construction	181,287	228,216	58,522	207,779	1,948
Real estate-commercial mortgage	90,657	122,480	11,659	107,863	2,405
Real estate-residential mortgage	51,059	54,971	9,732	62,081	658
Installment	2,279	3,997	1,073	4,063	—

Total	$356,876	$447,963	$89,838	$418,596	$5,358

Non-performing Assets

Non-performing assets consist of loans 90 days past due and still accruing interest, nonaccrual loans, and foreclosed real estate and repossessed assets. Total non-performing assets were $196.9 million or 9% of total assets at December 31, 2011 compared with $315.4 million or 11% of total assets at December 31, 2010. Non-performing assets (in thousands) were as follows.

	2011	2010
Loans 90 days past due and still accruing interest	$84	$—
Nonaccrual loans, including nonaccrual impaired loans	133,161	255,992
Foreclosed real estate and repossessed assets	63,613	59,423

Non-performing assets	$196,858	$315,415

Nonaccrual and Past Due Loans

A reconciliation of nonperforming loans to impaired loans (in thousands) for years ended December 31, 2011 and 2010 is as follows.

	2011	2010
Loans 90 days past due and still accruing interest	$84	$—
Nonaccrual loans, including nonaccrual impaired loans	133,161	255,992

Total non-performing loans	$133,245	$255,992
TDRs on accrual	21,168	63,932
Impaired loans on accrual	57,220	36,952

Total impaired loans	$211,633	$356,876

Nonaccrual loans were $133.2 million at December 31, 2011 compared to $256.0 million at December 31, 2010. As a general rule, loans are placed in nonaccrual status when principal or interest is 90 days or more past due. If income on nonaccrual loans had been recorded under original terms, $29.7 million and $26.5 million of additional interest income would have been recorded in 2011 and 2010, respectively.

Age Analysis of Past Due Loans

An age analysis of past due loans as of December 31, 2011 and 2010 is as follows.

Age Analysis of Past Due Loans

As of December 31, 2011 and 2010

	2011
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment >90 Days and Accruing
Commercial & Industrial	$1,715	$2,179	$17,097	$20,991	$235,067	$256,058	$—
Construction
1-4 family residential construction	594	—	4,415	5,009	18,522	23,531	—
Commercial construction	2,490	2,069	54,593	59,152	202,301	261,453	—
Real estate
Commercial Mortgage
Owner occupied	1,145	861	23,250	25,256	280,745	306,001	—
Non-owner occupied	3,647	193	9,076	12,916	203,135	216,051	—
Residential Mortgage
Secured by 1-4 family, 1st lien	8,979	1,698	18,185	28,862	222,148	251,010	—
Secured by 1-4 family, junior lien	1,069	228	6,337	7,634	156,313	163,947	—
Installment	78	56	292	426	26,099	26,525	84
Deferred loan fees and related costs	—	—	—	—	157	157	—

Total	$19,717	$7,284	$133,245	$160,246	$1,344,487	$1,504,733	$84

	2010
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment >90 Days and Accruing
Commercial & Industrial	$2,061	$683	$25,346	$28,090	$276,460	$304,550	$—
Construction
1-4 family residential construction	—	—	7,273	7,273	27,477	34,750	—
Commercial construction	6,615	321	132,395	139,331	301,203	440,534	—
Real estate
Commercial Mortgage
Owner occupied	—	—	8,275	8,275	338,439	346,714	—
Non-owner occupied	8,938	1,024	44,260	54,222	258,033	312,255	—
Residential Mortgage
Secured by 1-4 family, 1st lien	2,238	919	29,313	32,470	276,469	308,939	—
Secured by 1-4 family, junior lien	1,033	881	7,838	9,752	168,868	178,620	—
Installment	43	7	1,292	1,342	31,366	32,708	—
Deferred loan fees and related costs	—	—	—	—	(303)	(303)	—

Total	$20,928	$3,835	$255,992	$280,755	$1,678,012	$1,958,767	$—

Credit Quality

During 2011, the Company continued to experience challenging credit conditions. The pace of deterioration, however, moderated noticeably, the effect of which can be seen in a year over year decline in both non-performing loans and past due loans. In conjunction with these declines, the provision for loan losses decreased to $67.9 million in 2011 compared with $211.8 million in 2010.

Management regularly reviews the loan portfolio to determine whether adjustments to the allowance are necessary. The review takes into consideration changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and review of current economic conditions that may affect the borrower’s ability to repay. In addition to the review of credit quality through ongoing credit review processes, management performs a comprehensive allowance analysis at least quarterly. This analysis includes specific allowances for individual loans; general allowance for loan pools that factor in our historical loan loss experience, loan portfolio growth and trends, and economic conditions; and unallocated allowances predicated upon both internal and external factors.

The internal rating system is a series of grades reflecting management’s risk assessment, based on its analysis of the borrower’s financial condition. The “pass” category consists of a range of loan grades that reflect increasing, though still acceptable, risk. Movement of risk through the various grade levels in the “pass” category is monitored for early identification of credit deterioration. The “special mention” rating is attached to loans where the borrower exhibits material negative financial trends due to company specific or systematic conditions that, if left uncorrected, threaten its capacity to meet its debt obligations. The borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. It is a transitional grade that is closely monitored for improvement or deterioration. The “substandard” rating is applied to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists. Loans are considered “non-accrual” when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment. The following table provides information (in thousands) on December 31, 2011 and 2010 about the credit quality of the loan portfolio using the Company’s internal rating system as an indicator.

Credit Ratings

As of December 31, 2011 and 2010

	2011
	Pass	Special Mention	Substandard	Non-Accrual Loans	Total
Commercial & Industrial	$177,347	$27,916	$33,698	$17,097	$256,058
Construction
1-4 family residential construction	9,483	482	9,151	4,415	23,531
Commercial construction	119,885	53,660	33,315	54,593	261,453
Real estate
Commercial Mortgage
Owner occupied	203,974	44,669	34,108	23,250	306,001
Non-owner occupied	152,829	41,636	12,510	9,076	216,051
Residential Mortgage
Secured by 1-4 family, 1st lien	183,243	30,424	19,158	18,185	251,010
Secured by 1-4 family, junior lien	145,495	4,695	7,420	6,337	163,947
Installment	17,913	3,881	4,523	208	26,525
Deferred loan fees and related costs	157	—	—	—	157

Total	$1,010,326	$207,363	$153,883	$133,161	$1,504,733

	2010
	Pass	Special Mention	Substandard	Non-Accrual Loans	Total
Commercial & Industrial	$225,389	$44,131	$9,684	$25,346	$304,550
Construction
1-4 family residential construction	19,080	2,207	6,190	7,273	34,750
Commercial construction	145,158	74,512	88,469	132,395	440,534
Real estate
Commercial Mortgage
Owner occupied	250,330	48,583	39,526	8,275	346,714
Non-owner occupied	191,080	43,226	33,689	44,260	312,255
Residential Mortgage
Secured by 1-4 family, 1st lien	226,389	32,632	20,605	29,313	308,939
Secured by 1-4 family, junior lien	151,221	9,916	9,645	7,838	178,620
Installment	17,531	10,691	3,194	1,292	32,708
Deferred loan fees and related costs	(303)	—	—	—	(303)

Total	$1,225,875	$265,898	$211,002	$255,992	$1,958,767

Modifications

A restructured loan results in a TDR when two conditions are present 1) a borrower is experiencing financial difficulty and 2) a creditor grants a concession, such as a reduction of stated interest rate less than the current market interest rate for the remaining original life of the debt, extension of maturity date and or dates at a stated interest rate lower than the current market rate for new debt with similar risk, reduction of face amount or maturity amount of the debt as stated in the instrument or other agreement, or reduction of accrued interest.

As of December 31, 2011 and 2010, loans classified as TDRs were $45.3 million and $85.8 million, respectively. All of these were included in the impaired loan disclosure. Of this amount, $21.1 million was accruing and $24.2 million was non-accruing at December 31, 2011 and $63.9 million was accruing and $21.9 million was non-accruing at December 31, 2010. TDRs in nonaccrual status are returned to accrual status after a period of performance under which the borrower demonstrates the ability and willingness to repay the loan. For the year ended December 31, 2011, $316 thousand of the nonaccrual TDRs were returned to accrual status; none of the nonaccrual TDRs were returned to accrual status during the year ended December 31, 2010. The following table shows the loans (in thousands, except number of contracts) that were determined by management to be TDRs at December 31, 2011.

	2011
Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial & Industrial	6	$361	$222
Construction
1-4 family residential construction	1	2,128	1,598
Other construction	18	23,079	13,551
Real estate
Commercial Mortgage
Owner occupied	14	15,235	15,193
Non-owner occupied	3	7,413	7,251
Residential Mortgage
Secured by 1-4 family, 1st lien	29	7,631	7,343
Secured by 1-4 family, junior lien	1	190	190
Installment	—	—	—

Total	72	$56,036	$45,348

(7)	Derivative Instruments

At December 31, 2011, the Company had rate-lock commitments to originate residential mortgage loans in the amount of $44.6 million and loans held for sale of $63.2 million. At December 31, 2010, the Company had rate-lock commitments to originate mortgage loans in the amount of $55.9 million and loans held for sale of $22.5 million. Under the contractual relationship with these investors, the Company is obligated to sell the loans only if the loans close. As a result of these contractual relationships with these investors, the Company is not exposed to losses nor will it realize gains related to its rate-lock commitments due to changes in interest rates. There is a 120-day window after the sale of the loan during which the Company is obligated to buy back the loan if a default occurs. No other obligation exists.

(8)	Premises, Equipment, and Leases

Premises and equipment (in thousands) at December 31, 2011 and 2010 are summarized as follows.

	2011	2010
Land	$29,433	$31,238
Buildings and improvements	58,640	58,177
Leasehold improvements	2,384	3,418
Equipment, furniture, and fixtures	15,374	14,563
Construction in progress	967	7

	106,798	107,403
Less accumulated depreciation and amortization	(19,233)	(13,989)

Premises and equipment, net	$87,565	$93,414

Depreciation and leasehold amortization expense for the years ended December 31, 2011, 2010, and 2009 was $4.4 million, $5.0 million, and $5.5 million, respectively.

The Company leases land and buildings upon which certain of its operating facilities and financial center facilities are located. These leases expire at various dates through August 31, 2049. Additionally, the Company has the option to purchase the land upon which the operations center is built at the end of the twenty-year lease term on December 31, 2018 at a cost of $300 thousand.

Various facilities and equipment are leased under noncancellable operating leases with initial remaining terms in excess of one year with options for renewal. In addition to minimum rents, certain leases have escalation clauses and include provisions for additional payments to cover taxes, insurance, and maintenance. The effects of the scheduled rent increases, which are included in the minimum lease payments, are recognized on a straight-line basis over the lease term. Rental expense was $4.1 million for 2011 compared to $3.3 million for 2010 and $3.8 million for 2009.

Future minimum lease payments (in thousands), by year and in the aggregate, under noncancellable operating leases at December 31, 2011 were as follows.

2012	$2,507
2013	2,162
2014	1,878
2015	1,740
2016	1,684
Thereafter	17,678

$27,649

The Company has entered into contracts as lessor for excess office space. Future minimum lease payments receivable under noncancelable leasing arrangements at December 31, 2011 were not material.

(9)	Intangible Assets

Intangible assets with an indefinite life are subject to impairment testing at least annually or more often if events or circumstances suggest potential impairment. Other acquired intangible assets determined to have a finite life are amortized over their estimated useful life in a manner that best reflects the economic benefits of the intangible asset. Intangible assets with a finite life are reviewed for impairment if conditions suggest the carrying amount is not recoverable. A summary of intangible assets (in thousands) as of December 31, 2011, 2010, and 2009 is as follows.

	2011		2010		2009
	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization
Intangible assets subject to future amortization:
Core deposit intangible	$8,105	$4,381	$8,105	$3,058	$8,105	$1,703
Employment contract intangible	1,130	1,103	1,130	909	1,130	713
Insurance book of business intangible	—	—	6,450	860	6,450	430

Total intangible assets subject to future amortization	$9,235	$5,484	$15,685	$4,827	$15,685	$2,846

The weighted-average amortization period for core deposit intangibles is 6.6 years and employment contract intangibles is 3.2 years. The Company sold its insurance business in August 2011 and removed the remaining insurance book of business intangible asset as part of that transaction.

The aggregate amortization expense for intangible assets with finite lives for the year ended December 31, 2011 was $1.8 million compared to $2.0 million in 2010 and $2.5 million for 2009. The estimated aggregate annual amortization expense (in thousands) for the years subsequent to December 31, 2011 is as follows.

2012	$1,341
2013	974
2014	594
2015	594
2016	248
Thereafter	—

Total	$3,751

(10)	Foreclosed Real Estate and Repossessed Assets

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses (in thousands) on foreclosed assets at December 31, 2011 and 2010 is as follows.

	2011	2010
Balance at beginning of year	$9,533	$356
Provision for losses	17,196	10,925
Charge-offs	(6,707)	(1,748)

Balance at end of year	$20,022	$9,533

Expenses (in thousands) applicable to foreclosed real estate and repossessed assets for years ended December 31, 2011, 2010, and 2009 include the following.

	2011	2010	2009
Losses on sale of foreclosed real estate	$4,900	$303	$161
Provision for losses	17,196	10,925	1,043
Operating expenses	4,226	2,078	417

Total	$26,322	$13,306	$1,621

(11)	Deposits

The scheduled maturities of time deposits (in thousands) at December 31, 2011 and 2010 were as follows.

	2011		2010
	Time Deposits	Time Deposits	Time Deposits	Time Deposits
	Less than $100	$100 or More	Less than $100	$100 or More
Maturity of:
3 months or less	$111,321	$71,617	$98,228	$88,759
3 months - 6 months	111,476	123,045	147,069	180,321
6 months - 12 months	154,798	94,025	210,413	168,368
1 year - 2 years	85,628	91,076	193,731	198,786
2 years - 3 years	13,552	21,204	30,248	46,238
3 years - 4 years	8,660	11,614	11,159	6,990
4 years - 5 years	37,624	32,396	9,924	11,533
Over 5 years	2,232	828	2,234	284

	$525,291	$445,805	$703,006	$701,279

Total brokered deposits were $97.5 million and $136.8 million at December 31, 2011 and 2010, respectively. Of these brokered funds $15.2 million and $18.9 million were interest-bearing demand deposits and the remaining $82.3 million and $117.9 million were time deposits at December 31, 2011 and 2010, respectively.

(12)	Borrowings

As a member of the FHLB, the Company may borrow funds based on criteria established by the FHLB. The FHLB may call these borrowings prior to maturity if the collateral balance falls below the borrowing level. The borrowing arrangements with the FHLB could be either short- or long-term depending on our related costs and needs. At December 31, 2011 and 2010, the Company had loans from the FHLB totaling $195.9 million and $213.4 million, respectively. Interest is payable on a monthly basis until maturity. The carrying value (in thousands) of maturities of FHLB borrowings at December 31, 2011 was as follows.

2014	27,650
2015	168,291

$195,941

To promote liquidity and enhance current earnings by way of reduction in interest expense, and after a review of the Company’s current level of assumed interest rate risk, the Bank modified certain advances with the FHLB. A majority of the Company’s existing fixed-rate advances were restructured as floating rate obligations at a fixed spread to three-month LIBOR with maturities ranging from 2.75 to 4 years.

FHLB borrowings carry a weighted-average interest rate of 1.18% and, with the exception of two fixed-rate advances that total $5.1 million, are all convertible at FHLB’s option on the interest payment dates to either one-month or three-month LIBOR. The FHLB borrowings were collateralized with residential real estate loans, commercial real estate loans, and investment securities. The principal balance due, excluding acquisition fair value adjustments, of FHLB borrowings in aggregate was $193.1 million at December 31, 2011.

Reverse Repurchase Agreement

The Company has one reverse repurchase agreement that has an original principal balance of $10.0 million and is collateralized with mortgage-backed securities with a similar fair value. It has a seven-year term with a repurchase date of August 1, 2013. The interest rate of this agreement is a variable rate of 9.85% minus three-month LIBOR (0.53% at December 31, 2011), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2011 was 5.85%. The agreement is callable by the counterparty on a quarterly basis. The carrying value of this agreement as of December 31, 2011 was $10.2 million.

Trust Preferred Securities

The Company has four placements of trust preferred securities as follows:

	Carrying Amount	Par Amount	Interest	Redeemable	Mandatory
	(in thousands)	(in thousands)	Rate	On Or After	Redemption
Gateway Capital Statutory Trust I	$5,304	$8,000	LIBOR + 3.10%	September 17, 2008	September 17, 2033
Gateway Capital Statutory Trust II	4,344	7,000	LIBOR + 2.65%	July 17, 2009	June 17, 2034
Gateway Capital Statutory Trust III	7,772	15,000	LIBOR + 1.50%	May 30, 2011	May 30, 2036
Gateway Capital Statutory Trust IV	12,939	25,000	LIBOR + 1.55%	July 30, 2012	July 30, 2037

LIBOR in the table above refers to three-month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities are entitled to cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. In January 2010, the Company exercised its right to defer all quarterly distributions on the trust preferred securities. Interest payable continues to accrue during the deferral period and interest on the deferred interest also accrues, both of which must be paid at the end of the deferral period and totaled $2.7 million at December 31, 2011. Prior to the expiration of the deferral period, the Company has the right to further defer interest payments, provided that no deferral period, together with all principal deferrals, exceeds 20 consecutive quarters and that no event of default (as defined by the terms of the applicable Trust Preferred Securities) has occurred and is continuing at the time of the deferral. The Company was not in default with respect to the terms of the Trust Preferred Securities at the time the quarterly payments were deferred and such deferrals did not cause an event of default under the terms of the Trust Preferred Securities. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The carrying value of these debentures in aggregate as of December 31, 2011 was $30.4 million.

(13)	The Amended TARP

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

On August 12, 2010, the Company and Treasury executed the Exchange Agreement, which provided for (i) the exchange of the 80,347 shares of Series C Preferred for 80,347 shares of a newly-created Series C-1 Preferred with a liquidation preference of $1,000, (ii) the conversion of the Series C-1 Preferred at a discounted conversion value of $260 per share into 2,089,022 shares of Common Stock at a conversion price of $10.00 per share, and (iii) the amendment of the terms of the warrant to provide for the purchase of up to 53,035 shares of Common Stock at an exercise price of $10.00 per share for a ten-year term following the issuance of the amended warrant. The Company and Treasury consummated the transactions contemplated by the Exchange Agreement on September 30, 2010.

(14)	Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, and real estate. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the contractual obligation by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer’s contractual obligation. Management does not anticipate any material losses will arise from additional funding of the aforementioned commitments or letters of credit.

These instruments involve, to varying degrees, elements of credit risk which have not been recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of the Company’s involvement or “credit risk.” The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Contractual amounts (in thousands) at December 31, 2011 and 2010 were as follows.

	2011	2010
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$202,490	$269,579
Standby letters of credit	14,957	14,102

	$217,447	$283,681

(15)	Retirement Plans

Defined Contribution Plan

In the past, the Company had defined contribution 401(k) plans at both of its Banks and one for the former GFH employees. On April 1, 2011, the Company converted all plans into the Virginia Bankers Association Master Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the “Plan”). Any employee of the Company, Bank of Hampton Roads or Hampton Roads Investments, Inc. who is at least 21 years of age and has at least three months of service is eligible to participate in the Plan. Additionally, any employee of Shore Bank who is at least 18 years old and has at least three months of service is eligible to participate in the Plan. Participants may contribute up to 98% of their covered compensation, subject to statutory limitations, and the Company will make matching contributions of 100% of the first 3% of pay and 50% for the next 2% of pay. The Company may also make additional discretionary contributions to the Plan. Participants are fully vested in their contributions and the Company’s match immediately and become fully vested in the Company’s discretionary contributions after three years of service. The Company offers its stock as an investment option under the Plan.

The Company made matching contributions of $954 thousand, $1.2 million, and $1.2 million for the years ended December 31, 2011, 2010, and 2009, respectively. The Company made no discretionary contributions in 2011, 2010, or 2009.

Supplemental Executive Retirement Plans (“SERP”)

The Company has entered into SERPs with several key officers. Under these agreements, all but one of five officers are each eligible to receive an annual benefit payable in fifteen installments each equal to $50 thousand following the attainment of their plan retirement date. The final officer is eligible to receive an annual benefit payable in fifteen installments each equal to 50% of his Benefit Computation Base, calculated as the average compensation from the Company over the three consecutive completed calendar years just prior to the year of retirement or termination, following the attainment of his plan retirement date. The Company recognizes expense each year related to these agreements based on the present value of the benefits expected to be provided to the employees and any beneficiaries.

The change in benefit obligation and funded status (in thousands) for the years ended December 31, 2011, 2010, and 2009 were as follows.

	2011	2010	2009
Benefit obligation at beginning of year	$4,796	$4,874	$3,915
Service cost	251	620	826
Interest cost	39	64	228
Settlements	(3,543)	(762)	(95)

Benefit obligation at end of year	1,543	4,796	4,874
Fair value of plan assets	—	—	—

Funded status	$(1,543)	$(4,796)	$(4,874)

The amount of the funded status is the accrued benefit cost included in other liabilities on the balance sheet. The amounts (in thousands) recognized in the consolidated balance sheets as of December 31, 2011 and 2010 were as follows.

	2011	2010
Accrued benefit cost included in other liabilities	$(1,543)	$(4,796)

The components of net periodic benefit cost (in thousands) for the years ended December 31, 2011, 2010, and 2009 were as follows.

	2011	2010	2009
Service cost	$251	$620	$826
Interest cost	39	64	228
Settlements	(3,543)	(762)	(95)

Net periodic benefit cost	$(3,253)	$(78)	$959

The weighted-average assumptions used to determine benefit obligations and net periodic pension benefit at December 31, 2011, 2010, and 2009 were as follows. The rate of compensation increase only applies to the officer agreement with a Benefit Computation Base.

	2011	2010	2009
Discount rate	7.00%	6.00% - 7.00%	6.00% - 7.00%
Rate of compensation increase	5.00%	5.00% - 5.75%	3.00% - 5.75%

The Company recognizes expense each year related to the SERPs based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The Company does not expect to make contributions to fund the supplemental retirement agreements in 2012 and made no contributions to the plan in 2011. The plans are unfunded and there are no plan assets. As of December 31, 2011, there are no benefit payments expected to be paid over the next ten years.

Executive Savings Plan

The Company’s Executive Savings Plan was discontinued during 2010. No contributions were made to the plan during 2009 or 2010.

Board of Directors Retirement Agreement

The Company has entered into retirement agreements with certain members of the Board of Directors. Participants are eligible for compensation under the plan upon the sixth anniversary of the participant’s first board meeting. Benefits are to be paid in monthly installments commencing at retirement and ending upon the death, disability, or mutual consent of both parties to the agreement. Under the plan, the participants continue to serve the Company after retirement by performing certain duties as outlined in the plan document. During 2011, 2010, and 2009, the Company expensed $93 thousand, $69 thousand, and $72 thousand, respectively, related to this plan.

(16)	Stock Compensation Plans

Compensation cost relating to share-based transactions is accounted for in the consolidated financial statements based on the fair value of the share-based award on the date of grant. The Company calculates the fair value of its stock options at the date of grant using a lattice option pricing model. No options were granted during the three-year period ended December 31, 2011. Stock options granted with pro-rata vesting schedules are expensed over the vesting period on a straight-line basis. Share-based compensation expense (in thousands, except share data) recognized in the consolidated statements of operations and the options exercised, including the total intrinsic value and cash received, for the years ended December 31, 2011, 2010, and 2009 were as follows.

	2011	2010	2009
Expense recognized:
Related to stock options	$85	$116	$179
Related to share awards	25	41	452
Related tax benefit	—	36	165
Number of options exercised:
New shares	—	—	3,450
Previously acquired shares	—	—	—
Total intrinsic value of options exercised	$—	$—	$32
Cash received from options exercised	—	—	613

The Company has granted stock options to its directors and employees under stock compensation plans that have been approved by the Company’s shareholders. All outstanding options have original terms that range from five to ten years and are either fully vested and exercisable at the date of grant or vest ratably over three to ten years.

A summary of the Company’s stock option activity and related information is as follows.

	Options Outstanding	Weighted Average Exercise Price	Average Intrinsic Value
Balance at December 31, 2008	83,841	$299.00	$—
Exercised	(3,450)	177.75	—
Forfeited	(833)	294.50	—
Expired	(22,749)	278.50	—

Balance at December 31, 2009	56,809	315.00	—
Expired	(9,956)	262.25	—

Balance at December 31, 2010	46,853	326.00	—
Expired	(16,297)	272.74	—

Balance at December 31, 2011	30,556	$355.37	—

Options exercisable at December 31, 2011	30,089	$356.13	$—

Information pertaining to options outstanding and options exercisable as of December 31, 2011 is as follows.

	Options Outstanding			Options Exercisable
Ranges of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$92.75 - $126.25	1,281	1.11	$111.16	1,281	$111.16
177.25 - 219.25	4,011	1.79	201.34	4,011	201.34
227.75 - 266.25	6,489	3.29	254.14	6,489	254.14
300.00 - 312.25	6,245	5.08	300.97	5,778	300.54
491.75 - 546.75	11,351	3.12	498.01	11,351	498.01
616.75	1,179	3.42	616.75	1,179	616.75

$92.75 - 616.75	30,556	3.31	$355.37	30,089	$356.13

On October 4, 2011, the Company’s shareholders approved the 2011 Omnibus Incentive Plan, which succeeds the Company’s 2006 Stock Incentive Plan and provides for the grant of up to 2,750,000 shares of our Common Stock as awards to employees of the Company and its related entities, members of the Board of Directors of the Company, and members of the board of directors of any of the Company’s related entities. No such awards were granted during the year ended December 31, 2011. As of December 31, 2011, there was $29 thousand of unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 5.8 years.

The Company has granted non-vested shares to certain directors and employees as part of incentive programs. Outstanding non-vested shares have original vesting schedules of five years and are expensed over the same time frame. A summary of the Company’s non-vested share activity and related information was as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2008	1,993	$237.25
Granted	400	213.50
Vested	(1,350)	221.25
Forfeited	(166)	224.25

Balance at December 31, 2009	877	253.00
Vested	(160)	259.75
Forfeited	(397)	242.50

Balance at December 31, 2010	320	262.75
Vested	(120)	277.25
Forfeited	(120)	219.25

Balance at December 31, 2011	80	$306.25

As of December 31, 2011, there was $20 thousand of total unrecognized compensation cost related to non-vested share awards. That cost is expected to be recognized over a weighted-average period of 0.83 years. The total fair value of shares vested during the years ended December 31, 2011, 2010, and 2009 was $1 thousand, $6 thousand, and $164 thousand, respectively.

(17)	Business Segment Reporting

The Company defines its operating segments by business and geography. The Company has two community banks, BOHR and Shore, which provide loan and deposit services through branches located in Virginia, North Carolina, and Maryland. In addition to the operations of its two banking subsidiaries, the Company has two other reportable segments: Mortgage, which encompasses the Company’s mortgage banking business, and Other. At the end of the third quarter of 2011, the Company sold Gateway Insurance Services, Inc., a wholly-owned subsidiary, for a gain of $1.3 million. Results for Gateway Insurance Services, Inc. are included in the Other segment.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Segment profit and loss is measured by net income prior to corporate overhead allocation. Intersegment transactions are recorded at cost and eliminated as part of the consolidation process. Because of the interrelationships between the segments, the information is not indicative of how the segments would perform if they operated as independent entities. The following tables show certain financial information (in thousands) as of and for the years ended December 31, 2011, 2010, and 2009 for each segment and in total.

	Total	Elimination	BOHR	Shore	Mortgage	Other
Total assets at December 31, 2011	$2,166,860	$(258,739)	$2,068,990	$277,267	$68,117	$11,225

Year ended December 31, 2011
Net interest income	$71,467	$—	$62,123	$9,188	$155	$1
Provision for loan losses	(67,850)	—	(67,240)	(610)	—	—

Net interest income (expense) after provision for loan losses	3,617	—	(5,117)	8,578	155	1
Noninterest income	4,210	(250)	(10,202)	2,091	8,369	4,202
Noninterest expense	103,676	(250)	82,913	9,736	8,544	2,733

Income (loss) before provision for income taxes	(95,849)	—	(98,232)	933	(20)	1,470
Provision for income taxes	2,153	—	2,106	47	—	—

Net income (loss)	(98,002)	—	(100,338)	886	(20)	1,470
Net income attributable to non-controlling interest	612	—	—	—	612	—

Net income (loss) attributable to Hampton Roads Bankshares, Inc.	$(98,614)	$—	$(100,338)	$886	$(632)	$1,470

Total assets at December 31, 2010	$2,900,156	$(281,626)	$2,816,168	$330,146	$25,393	$10,075

Year ended December 31, 2010
Net interest income	$75,959	$—	$67,137	$8,456	$351	$15
Provision for loan losses	(211,800)	—	(208,352)	(3,448)	—	—

Net interest income (expense) after provision for loan losses	(135,841)	—	(141,215)	5,008	351	15
Noninterest income	18,638	—	(659)	3,238	11,269	4,790
Noninterest expense	95,332	—	73,641	8,464	8,597	4,630

Income (loss) before provision for income taxes	(212,535)	—	(215,515)	(218)	3,023	175
Provision for income taxes (benefit)	(2,179)	—	(3,265)	(33)	1,058	61

Net income (loss)	(210,356)	—	(212,250)	(185)	1,965	114
Net income attributable to non-controlling interest	983	—	—	—	983	—

Net income (loss) attributable to Hampton Roads Bankshares, Inc.	$(211,339)	$—	$(212,250)	$(185)	$982	$114

Total assets at December 31, 2009 as restated	$2,919,576	$(303,100)	$2,701,897	$495,613	$13,599	$11,567

Year ended December 31, 2009 as restated
Net interest income	$105,151	$—	$95,277	$9,468	$392	$14
Provision for loan losses	(134,223)	—	(132,137)	(2,086)	—	—

Net interest income (expense) after provision for loan losses	(29,072)	—	(36,860)	7,382	392	14
Noninterest income	22,325	—	9,114	3,314	4,642	5,255
Noninterest expense	170,795	—	125,434	36,870	3,686	4,805

Income (loss) before provision for income taxes	(177,542)	—	(153,180)	(26,174)	1,348	464
Provision for income taxes	23,908	—	22,760	540	445	163

Net income (loss)	$(201,450)	$—	$(175,940)	$(26,714)	$903	$301

(18)	Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. The amount of dividends the Banks may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. Under these restrictions, at December 31, 2011, the Banks had no ability to pay dividends without prior approval.

Loans and advances from the Banks to the Company are limited based on regulatory capital. As of December 31, 2011, there were no loans between the Banks and the Company.

(19)	Regulatory Capital Requirements

The Company and the Banks are subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory and discretionary actions by regulators that, if undertaken, could have a material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative and qualitative measures. These measures were established by regulation to ensure capital adequacy. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses. A summary of the Company’s and the Banks’ required and actual capital components (in thousands) follows.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Tier 1 Capital:
Consolidated Company	$133,715	8.06%	$66,356	4.00%	N/A	N/A
Bank of Hampton Roads	115,043	7.93%	58,024	4.00%	$87,036	6.00%
Shore Bank	22,602	11.22%	8,055	4.00%	12,083	6.00%
Total Risk-Based Capital:
Consolidated Company	155,120	9.35%	132,712	8.00%	N/A	N/A
Bank of Hampton Roads	133,835	9.23%	116,047	8.00%	145,059	10.00%
Shore Bank	25,131	12.47%	16,110	8.00%	20,138	10.00%
Leverage Ratio:
Consolidated Company	133,715	5.90%	90,678	4.00%	N/A	N/A
Bank of Hampton Roads	115,043	5.80%	79,334	4.00%	99,168	5.00%
Shore Bank	22,602	8.08%	11,196	4.00%	13,995	5.00%
As of December 31, 2010
Tier 1 Capital:
Consolidated Company	$208,527	11.22%	$74,352	4.00%	N/A	N/A
Bank of Hampton Roads	165,741	9.87%	67,137	4.00%	$100,706	6.00%
Shore Bank	22,058	12.17%	7,251	4.00%	10,876	6.00%
Total Risk-Based Capital:
Consolidated Company	233,416	12.56%	148,704	8.00%	N/A	N/A
Bank of Hampton Roads	188,347	11.22%	134,274	8.00%	167,843	10.00%
Shore Bank	24,353	13.43%	14,502	8.00%	18,127	10.00%
Leverage Ratio:
Consolidated Company	208,527	7.02%	118,759	4.00%	N/A	N/A
Bank of Hampton Roads	165,741	6.24%	106,160	4.00%	132,700	5.00%
Shore Bank	22,058	6.60%	13,362	4.00%	16,703	5.00%

Shore was “well capitalized” and BOHR was “adequately capitalized” under applicable regulations as of December 31, 2011. Section 29 of the Federal Deposit Insurance Act limits the use of brokered deposits by institutions that are less than “well capitalized” and allows the Federal Deposit Insurance Corporation to place restrictions on interest rates paid on deposits.

(20)	Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company groups financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The majority of instruments fall into the Level 1 or 2 fair value hierarchy. Valuation methodologies for the fair value hierarchy are as follows.

Level 1 – Quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

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

(i) Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2011 and 2010, and as such, the related fair values have not been estimated.

The estimated fair value (in thousands) of the Company’s financial instruments at December 31, 2011 and 2010 were as follows.

	2011		2010
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Assets:
Cash and due from banks	$18,241	$18,241	$17,726	$17,726
Interest-bearing deposits in other banks	1,295	1,295	2,342	2,342
Overnight funds sold and due from FRB	118,531	118,531	440,844	440,844
Investment securities available for sale	284,470	284,470	334,237	334,237
Loans held for sale	63,171	63,171	22,499	22,499
Loans, net	1,429,786	1,464,121	1,801,514	1,849,773
Interest receivable	6,329	6,329	7,278	7,278
Bank-owned life insurance	51,579	51,579	50,213	50,213
Liabilities:
Deposits	1,798,034	1,769,449	2,420,161	2,408,466
FHLB borrowings	195,941	196,038	213,353	224,262
Other borrowings	40,617	40,617	49,853	51,762
Interest payable	3,751	3,751	3,644	3,644

Recurring Basis

The Company measures or monitors certain of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for those assets and liabilities that were elected as well as for certain assets and liabilities in which fair value is the primary basis of accounting. The following table reflects the fair value (in thousands) of assets and liabilities measured and recognized at fair value on a recurring basis in the consolidated balance sheet at December 31, 2011 and 2010.

	2011
	Assets / Liabilities Measured at	Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Investment securities available for sale:
U.S. agency securities	$49,920	$—	$49,920	$—
Mortgage-backed securities	229,936	—	229,936	—
State and municipal securities	608	—	608	—
Corporate securities	2,696	—	2,696	—
Equity securities	1,310	200	—	1,110

Total investment securities available for sale	284,470	200	283,160	1,110
Derivative loan commitments	549	—	—	549
Loans held for sale	63,171	—	63,171	—

	2010
	Assets / Liabilities Measured at	Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Investment securities available for sale:
U.S. agency securities	$88,702	$—	$88,702	$—
Mortgage-backed securities	243,348	—	243,348	—
Equity securities	2,187	769	—	1,418

Total investment securities available for sale	334,237	769	332,050	1,418
Derivative loan commitments	952	—	—	952
Loans held for sale	22,499	—	22,499	—

The following table shows a rollforward of fair value (in thousands) by level and category for the year ended December 31, 2011.

	Activity in Fair Value Measurements Twelve Months Ended December 31, 2011
	Investment Securities Available for Sale			Derivative Loan Commitments	Loans Held for Sale
Description	Level 1	Level 2	Level 3	Level 3	Level 2
Balance, December 31, 2010	$769	$332,050	$1,418	$952	$22,499
Unrealized (gains) losses included in:
Earnings	(93)	1,481	(308)	—	—
Other comprehensive gain (loss)	(117)	6,149	—	—	—
Purchases	—	121,859	—	—	427,377
Sales	(359)	(69,553)	—	—	(386,705)
Issuances	—	—	—	—	—
Settlements	—	(108,826)	—	(403)	—
Transfers in	—	—	—	—	—
Transfers out	—	—	—	—	—

Balance, December 31, 2011	$200	$283,160	$1,110	$549	$63,171

The following describe the valuation techniques used to measure fair value for our assets and liabilities which are re-measured on a recurring basis.

Investment Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products, and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Level 2 securities would include Agency securities, mortgage-backed securities, obligations of states and political subdivisions, and certain corporate, asset-backed, and other securities valued using third party quoted prices in markets that are not active. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Derivative Loan Commitments. The Company enters into commitments to originate mortgage loans whereby the interest rate is fixed prior to funding. These commitments, in which the Company intends to sell in the secondary market, are considered freestanding derivatives. These are carried at fair value and are included in other assets at December 31, 2011 and 2010.

Loans Held For Sale. The Company sells loans to outside investors. Fair value of mortgage loans held for sale is estimated based on the commitments into which individual loans will be delivered. Carrying value of loans held for sale approximates fair value.

Nonrecurring Basis

Certain assets, primarily impaired loans, are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The adjustments are based on appraisals of underlying collateral or other observable market prices when current appraisals or observable market prices are available. Where we do not have a current appraisal, an existing appraisal or other valuation would be utilized after discounting it to reflect current market conditions, and, as such, may include significant management assumptions and input with respect of the determination of fair value.

To assist in the discounting process, a valuation matrix was developed to provide valuation guidance for collateral dependent loans and foreclosed real estate where it was deemed that an existing appraisal was outdated as to current market conditions. The matrix applies discounts to external appraisals depending on the type of real estate and age of the appraisal. The discounts are generally specific point estimates; however in some cases, the matrix allows for a small range of values. The discounts were based in part upon externally derived statistical data. The discounts were also based upon management’s knowledge of market conditions and prices of sales of foreclosed real estate. In addition, matrix value adjustments may be made by our independent appraisal group to reflect property value trends within specific markets as well as actual sales data from market transactions and/or foreclosed real estate sales. In the case where an appraisal is greater than two years old for collateral dependent impaired loans and foreclosed real estate, it is the Company’s policy to classify these as Level 3 within the fair value hierarchy; otherwise, they are classified as Level 2. The average age of appraisals for Level 3 valuations of collateral dependent loans was 3.81 years as of December 31, 2011. Management periodically reviews the discounts in the matrix as compared to valuations from updated appraisals and modifies the discounts should updated appraisals reflect valuations significantly different than those derived utilizing the matrix. To date, management believes the appraisal discount matrix has resulted in appropriate adjustments of existing appraisals thereby providing management with reasonable valuations for the collateral underlying the loan portfolio. The following table presents the carrying amount (in thousands) for impaired loans and adjustments made to fair value during the respective reporting periods.

	Assets Measured at	Fair Value Measurements at December 31, 2011 Using
	Fair Value	Level 1	Level 2	Level 3	Total Losses
Impaired loans	$70,932	$—	$54,785	$16,147	$—

	Assets Measured at	Fair Value Measurements at December 31, 2010 Using
	Fair Value	Level 1	Level 2	Level 3	Total Losses
Impaired loans	$159,741	$—	$133,861	$25,880	$—

Our nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis relate to foreclosed real estate and repossessed assets. The amounts below represent the carrying values (in thousands) for our foreclosed real estate and repossessed assets made to fair value during the respective reporting periods.

	Assets Measured at	Fair Value Measurements at December 31, 2011 Using
	Fair Value	Level 1	Level 2	Level 3	Total Losses
Foreclosed real estate and repossessed assets	$63,613	$—	$63,613	$—	$22,096

	Assets Measured at	Fair Value Measurements at December 31, 2010 Using
	Fair Value	Level 1	Level 2	Level 3	Total Losses
Foreclosed real estate and repossessed assets	$59,423	$—	$59,423	$—	$11,228

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

(21)	Income Taxes

The Company files income tax returns in the United States and in the states of Virginia, Maryland, and North Carolina. With few exceptions, the Company is no longer subject to United States federal and state income tax examinations by tax authorities for years prior to 2008. The current and deferred components of income tax expense (in thousands) for the years ended December 31, 2011, 2010, and 2009 were as follows.

	2011	2010	As Restated 2009
Current	$2,153	$(2,179)	$(9,043)
Deferred	(37,787)	(71,185)	(24,064)
Deferred tax asset valuation allowance	37,787	71,185	57,015

Income tax expense (benefit)	$2,153	$(2,179)	$23,908

The provisions for income taxes for the years ended December 31, 2011, 2010, and 2009 differ from the amount computed by applying the statutory federal income tax rate to income before taxes due (in thousands) to the following.

	2011	2010	As Restated 2009
Federal income tax benefit, at statutory rate	$(33,761)	$(74,387)	$(62,140)
Change resulting from:
State income tax, net of federal benefit	(1,859)	(2,459)	(1,217)
Valuation allowance of deferred tax assets	37,787	71,185	57,015
Rate change	—	—	517
Dividends and tax-exempt interest	—	(22)	(198)
Goodwill impairment	—	—	29,693
Officers’ life insurance	(432)	(428)	(505)
Other	418	3,932	743

Income tax expense (benefit)	$2,153	$(2,179)	$23,908

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities (in thousands) as of December 31, 2011 and 2010 were as follows.

	2011	2010
Deferred tax assets:
Allowance for loan losses	$140,303	$115,534
Federal net operating loss carryforward	8,964	7,130
State net operating loss carryforward	552	395
AMT carryforward	502	502
Impairment of securities and other assets	14,890	7,411
Nonaccrual loan interest	14,362	10,880
Accrued expenses	827	1,267
Nonqualified deferred compensation	1,086	3,136

Total deferred tax assets before valuation allowance	181,486	146,255
Valuation allowance	(163,639)	(128,158)

Total deferred tax assets	17,847	18,097

Deferred tax liabilities:
Prepaid expenses	836	522
Deferred loan costs	548	700
Fair value adjustment to net assets acquired in business combinations	11,386	13,875
Unrealized gain on securities available for sale	2,348	42
Depreciation	2,653	2,880
Other	76	78

Total deferred tax liabilities	17,847	18,097

Net deferred tax asset	$—	$—

At December 31, 2011, the Company had net operating loss carryforwards, which are available to offset future federal taxable income, if any, through 2029, for federal and state income tax purposes of $28.5 million. In addition, the Company has alternative minimum tax (“AMT”) credit carryforwards of approximately $502 thousand, which are available to reduce federal regular income taxes, if any, over an indefinite period.

In addition to a net operating loss and AMT carryforwards, our net deferred tax asset consisted primarily of two asset components offset by one liability component: (1) At December 31, 2011, the timing difference related to the allowance for loan losses was $379.8 million, resulting in a deferred tax asset of approximately $140.3 million. (2) Interest income related to non-performing loans (referred to as “lost interest”) is recognized as taxable income for tax purposes, but is not recorded as income for book purposes. Lost interest was approximately $38.9 million at December 31, 2011, resulting in a deferred tax asset of approximately $14.4 million. (3) The aggregate deferred tax effect of all purchase accounting entries related to the acquisitions of GFH and Shore Financial Corporation resulted in a net deferred tax liability of approximately $11.4 million at December 31, 2011.

A valuation allowance related to all components of net deferred tax assets was established in 2009 and adjusted, as necessary, in 2010 and 2011. The valuation allowance was established based upon a determination that it was not more likely than not the deferred tax assets would be fully realized primarily as a result of the significant operating losses experienced by the Company during 2011, 2010, and 2009.

The Company recognizes interest and penalties related to unrecognized tax benefits as part of the tax provision. The Company recognized minimal amounts in penalties and fees for the years ended December 31, 2011 and 2010. The Company has no uncertain tax positions at December 31, 2011 and 2010.

(22)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2011 and 2010 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2011 of Hampton Roads Bankshares, Inc., parent company only, are presented below (in thousands).

Condensed Balance Sheets

	2011	2010
Assets:
Cash on deposit with subsidiaries	$4,250	$28,040
Equity securities available for sale	1,175	1,261
Investment in subsidiaries	154,296	204,616
Other assets	2,586	5,698

Total assets	$162,307	$239,615

Liabilities:
Borrowings	$30,448	$29,347
Deferred tax liability	9,729	9,715
Other liabilities	8,462	9,758

Total liabilities	48,639	48,820
Shareholders’ equity:
Common stock	346	334
Capital surplus	492,998	477,385
Retained deficit	(386,295)	(287,681)
Accumulated other comprehensive income, net of tax	6,377	345

Total shareholders’ equity before non-controlling interest	113,426	190,383
Non-controlling interest	242	412

Total shareholders’ equity	113,668	190,795

Total liabilities and shareholders’ equity	$162,307	$239,615

Condensed Statements of Operations

	2011	2010	As Restated 2009
Income:
Dividends from subsidiaries	$—	$—	$1,750
Interest income	157	87	186
Other-than-temporary impairment of securities	(93)	(67)	(2,469)
Gain on sale of investment securities available for sale	—	467	9
Other income	235	16	62

Total income (loss)	299	503	(462)

Expenses:
Interest expense	2,421	3,274	4,151
Other expense	2,255	(34)	1,606

Total expense	4,676	3,240	5,757

Loss before income taxes and equity in undistributed earnings of subsidiaries	(4,377)	(2,737)	(6,219)
Income tax benefit	—	(294)	(2,697)
Equity in undistributed loss of subsidiaries	(94,237)	(208,896)	(197,928)

Net loss attributable to
Hampton Roads Bankshares, Inc.	(98,614)	(211,339)	(201,450)
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	—	(112,114)	8,689

Net loss available to common shareholders	$(98,614)	$(99,225)	$(210,139)

Condensed Statements of Cash Flows

	2011	2010	As Restated 2009
Operating Activities:
Net loss	$(98,002)	$(210,356)	$(201,450)
Adjustments:
Equity in undistributed loss of subsidiaries	94,237	208,896	197,928
Amortization of intangibles	1,101	1,100	2,529
Stock-based compensation expense	110	157	630
Board fees	—	—	164
Other-than-temporary impairment	—	67	2,469
Change in other assets	3,313	(1,061)	(3,704)
Change in other liabilities	(1,282)	6,128	(12,236)

Net cash provided by (used in) operating activities	(523)	4,931	(13,670)

Investing Activities:
Proceeds from sales of equity securities	—	1,305	976
Net decrease in loans	—	—	429
Investment in subsidiaries	(38,000)	(230,000)	—

Net cash provided by (used in) investing activities	(38,000)	(228,695)	1,405

Financing Activities:
Net decrease in borrowings	—	(23,500)	(28,000)
Distributed non-controlling interest	(782)	(579)	—
Issuance of private placement shares, net	—	260,260	306
Issuance of rights offering shares	—	9,741	—
Issuance of common shares	15,515	—	—
Common stock repurchased	—	—	(544)
Common dividends paid, net	—	—	(4,261)
Preferred dividends paid and amortization of preferred stock discount	—	1,506	(7,182)
Forfeiture of nonvested stock	—	(38)	—
Excess tax benefit realized from stock options exercised	—	—	142
Proceeds from exercise of stock options	—	—	613

Net cash provided by (used in) financing activities	14,733	247,390	(38,926)

Increase (decrease) in cash and cash equivalents	(23,790)	23,626	(51,191)
Cash and cash equivalents at beginning of year	28,040	4,414	55,605

Cash and cash equivalents at end of year	$4,250	$28,040	$4,414

(23)	Related Party Transactions

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectability or present other unfavorable features. At December 31, 2011 and 2010, loans to executive officers, directors, and their associates amounted to $78.1 million and $103.9 million, respectively. During 2011, additional loans and repayments of loans by existing executive officers, directors, and their associates were $61.9 million and $87.7 million, respectively. As of December 31, 2011, $3.5 million of loans made to insiders for the purpose of acquiring the Company’s stock was deducted from the Company’s loans and shareholders’ equity.

Deposits are taken from the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these deposits are taken on substantially the same terms, including interest rates, as those prevailing at the time for comparable deposits from other persons. At December 31, 2011 and 2010, deposits from executive officers, directors, and their associates amounted to $39.2 million and $36.6 million, respectively.

The Company leases one of its Nags Head and one of its Kitty Hawk branches from a director and his wife for monthly payments of $8,000 and $17,888, respectively. The term of the Nags Head lease was renewed for five years commencing August 2009. Kitty Hawk is a land lease which commenced in April 2006 for a term of twenty years, with three five-year renewals.

The Company leases from a director the land on which one of its Eastern Shore branches is located for monthly payments of $2,280. The terms of this lease were renewed for five years commencing June 2009 with one additional five-year renewal.

(24)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data (in thousands) for the years ended December 31, 2011 and 2010 is as follows.

	2011
	Fourth	Third	Second	First
Interest income	$22,876	$24,449	$26,283	$27,183
Interest expense	5,420	6,897	8,048	8,959

Net interest income	17,456	17,552	18,235	18,224
Provision for loan losses	14,117	17,679	14,740	21,314
Noninterest income	(1,127)	(171)	3,383	2,125
Noninterest expense	23,395	24,086	25,553	30,642

Loss before provision for income taxes	(21,183)	(24,384)	(18,675)	(31,607)
Provision for income taxes	—	2,110	—	43

Net loss	(21,183)	(26,494)	(18,675)	(31,650)
Net income attributable to non-controlling interest	230	247	118	17

Net loss available to common shareholders	$(21,413)	$(26,741)	$(18,793)	$(31,667)

Basic loss per share	$(0.62)	$(0.77)	$(0.56)	$(0.95)

Diluted loss per share	$(0.62)	$(0.77)	$(0.56)	$(0.95)

	2010
	Fourth	Third	Second	(As Restated) First
Interest income	$28,583	$29,496	$30,025	$34,095
Interest expense	10,197	11,553	12,328	12,162

Net interest income	18,386	17,943	17,697	21,933
Provision for loan losses	27,865	83,684	54,638	45,613
Noninterest income	1,751	5,955	5,331	5,601
Noninterest expense	26,518	24,779	23,086	20,949

Loss before provision for income taxes (benefit)	(34,246)	(84,565)	(54,696)	(39,028)
Provision for income taxes (benefit)	40	(85)	(2,196)	62

Net loss	(34,286)	(84,480)	(52,500)	(39,090)
Net income attributable to non-controlling interest	400	413	139	31
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	—	(114,912)	1,423	1,375

Net income (loss) available to common shareholders	$(34,686)	$30,019	$(54,062)	$(40,496)

Basic earnings (loss) per share	$(1.25)	$25.70	$(61.01)	$(45.74)

Diluted earnings (loss) per share	$(1.25)	$25.40	$(61.01)	$(45.74)

(25)	Contingencies

In the ordinary course of operations, the Company may become a party to legal proceedings. Based upon information currently available, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition, or results of operations.