Form 10-K, Exhibit 13
period 2012-12-31
HAMPTON ROADS BANKSHARES INC
filed 2013-03-25
CIK 1143155

Exhibit 13.1

2012 Annual Report

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Executive Overview

The following commentary provides information about the major components of our results of operations, financial condition, liquidity, and capital resources. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements presented in this Annual Report.

Hampton Roads Bankshares, Inc. (the “Company”) is a multi-bank holding company headquartered in Virginia Beach, Virginia. The Company’s primary subsidiaries are Bank of Hampton Roads (“BOHR”) and Shore Bank (“Shore” collectively the “Banks”). The Banks engage in general community and commercial banking business, targeting the needs of individuals and small—to medium-sized businesses in our primary service areas. Currently, BOHR operates 20 full-service offices in the Hampton Roads region of southeastern Virginia and 13 full-service offices throughout Richmond, Virginia and the Northeastern and Research Triangle regions of North Carolina that do business as Gateway Bank & Trust Co. (“Gateway”). Shore operates seven full-service offices in the Eastern Shore of Virginia and Maryland. Through various affiliates, the Banks also offer mortgage banking and investment services.

Our primary source of revenue is net interest income earned by our bank subsidiaries. Net interest income represents interest and fees earned from lending and investment activities less the interest paid on deposits and borrowings. Net interest income may be impacted by variations in the volume and mix of interest-earning assets and interest-bearing liabilities, changes in the yields earned and the rates paid, level of non-performing assets, and the level of noninterest-bearing liabilities available to support earning assets. In addition to net interest income, noninterest income is another important source of revenue. Noninterest income is derived primarily from service charges on deposits and mortgage banking revenue. Losses on the sale or impairment of our foreclosed real estate and repossessed assets are recognized in noninterest income. Other significant factors that impact net income (loss) available to Hampton Roads Bankshares, Inc. are the provision for loan losses, noninterest expense, and income taxes.

Throughout 2012 economic conditions in the markets in which our borrowers operate continued their slow recovery and the levels of loan delinquencies and rates of default continued to improve. The Company reported a net loss for the year primarily resulting from significant provision for loan losses and continued losses on foreclosed real estate and repossessed assets. As part of its comprehensive strategic plan to enable a return to profitability and continue building a stable platform to drive sustainable revenue growth, the Company returned its focus to community banking. In doing so, it has decreased the number of its banking offices by 31% during the previous two years. As a direct result of consolidating, selling, and/or closing offices, we experienced a decrease in our noninterest expenses, including salaries and employee benefits and occupancy. Furthermore, we have concentrated on improving our loan portfolio, and although we have seen a significant decrease in our loan portfolio, we have also seen a decrease in our provision for loan losses. These factors helped us to have a less dramatic net loss than in prior years. During 2012 the Company closed on a capital raise (the “Capital Raise”), which resulted in gross proceeds of $95.0 million. Upon conclusion of the Capital Raise, the holding company exceeded the regulatory capital minimums and both banks were considered “well capitalized” under the risk-based capital standards.

While we expect that improving economic conditions will continue to reduce the rate of additional provisions for loan losses and impairments of foreclosed real estate and repossessed assets, we may continue to incur credit costs, which may continue to adversely impact our financial condition and results of operations in 2013 and possibly beyond. Nevertheless, we expect to be profitable for the 2013 year.

The following is a summary of our financial performance for the year ended December 31, 2012 and our financial condition as of December 31, 2012.

•

Net loss attributable to Hampton Roads Bankshares, Inc. for 2012 was $25.1 million or $0.29 per common diluted share as compared with $98.6 million or $2.90 per common diluted share for 2011. The net loss for 2012 was primarily attributable to provision for loan losses expense of $15.0 million and losses on foreclosed real estate and repossessed assets of $22.7 million, partially offset by a $7.1 million increase in mortgage banking profit and a $4.3 million change in our provision for income taxes (benefit). The 135,717,307 shares of our Common Stock issued in the Capital Raise also had the effect of reducing the net loss on a per share basis.

•

Net interest income decreased $6.4 million to $65.0 million for the year ended December 31, 2012 as compared to the same period in 2011. The decrease was due primarily to the decreases in interest-earning assets during those time periods, partially offset by declines in our funding costs.

•

Provision for loan losses for the year ended December 31, 2012 was $15.0 million, a 78% decrease over the comparable period in 2011. The decrease was due to an overall continued improvement in asset quality, a continued reduction in newly identified problem loans, and continuing declines in loans outstanding.

•

Noninterest income for the period ended December 31, 2012 was $7.7 million, a $3.5 million or 82% increase over comparative 2011. This was largely due to increased mortgage banking revenue as the volume of residential loan originations continues to be strong, partially offset by a decrease in revenue from our insurance subsidiary and a gain from the sale of our insurance subsidiary in 2011.

•

Noninterest expense was $81.4 million for the period ended December 31, 2012, which was a decrease of $22.2 million or 21% over the comparable period for 2011, due to overall decreases in expenses, primarily a one-time adjustment to our FDIC insurance expense in the first quarter of 2011, decreased salaries and employee benefits, and decreased professional and consultant fees.

•

Our effective tax rate was 9.20% in 2012 compared to (2.25%) in 2011 and 1.03% in 2010. At December 31, 2012, 2011, and 2010, our valuation allowance amounted to $173.0 million, $163.6 million, and $128.1 million, respectively, on our net deferred tax assets. An income tax benefit of $2.2 million was recorded in 2012 to reflect amendments to federal tax returns from 2006 through 2008.

•

Assets were $2.1 billion at December 31, 2012. Total assets decreased by $112.8 million or 5% from December 31, 2011. The decrease in assets was primarily associated with a $72.5 million or 5% decrease in loans, a $34.7 million or 29% decrease in overnight funds sold and due from FRB, and a $31.4 million or 49% decrease in foreclosed real estate and repossessed assets partially offset by a $20.9 million or 33% increase in loans held for sale.

•

Investment securities available for sale decreased $8.0 million to $276.5 million from December 31, 2011. The decrease primarily resulted from calls and sales of U.S. agency securities and pay-downs on mortgage-backed securities.

•

Gross loans decreased by $72.5 million or 5% from December 31, 2011. The decrease in gross loans was attributed to charge-offs of nonperforming loans as well as pay-downs and maturities of loans that exceeded new loans originated during 2012. Additionally, new loan demand from credit-worthy borrowers remained low during this period due to general economic conditions.

•

Impaired loans decreased by $70.6 million throughout the year. At December 31, 2012, the Company had $141.0 million in impaired loans and at December 31, 2011, we had $211.6 million. The majority of the decrease is due to charge offs and resolutions from a $16.0 million decrease in impaired commercial and industrial loans, a $37.3 million decrease in impaired construction loans, and an $11.4 million decrease in impaired real estate-commercial mortgage loans.

•

The Company achieved a $31.4 million reduction in foreclosed real estate and repossessed assets decreasing 49% to $32.2 million at December 31, 2012 as sales and impairments of foreclosed real estate exceeded new foreclosures.

•

Allowance for loan losses at December 31, 2012 decreased $26.5 million to $48.4 million from $74.9 million at December 31, 2011 as net charge offs, primarily charge offs on loans with specific reserves, exceeded additional provisions for loan losses. Both the absolute and relative levels of non-performing loans, particularly newly identified problem credits, decreased during the year ended December 31, 2012.

•

Deposits decreased $180.3 million or 10% from December 31, 2011 as a result of decreases in interest-bearing demand deposits of $20.5 million, time deposits under $100 thousand of $131.7 million, and time deposits over $100 thousand of $64.6 million, partially offset by an increase of $37.8 million in noninterest-bearing demand deposits. Declines in deposits resulted from branch sales and the Company’s strategy of reducing interest rates in an effort to improve earnings and reduce excess liquidity.

Material Trends

Currently, the U.S. economy appears to be slowly recovering from one of its longest and most severe economic recessions in recent history. Continued improvements in general economic conditions and, consequently, in our results of operations resulted in a significantly reduced net loss for 2012 compared to 2009, 2010, and 2011. While the pace of economic growth remains slow and regulatory and legislative friction continues to hamper the recovery, we expect to be profitable for the 2013 year.

We experienced a significant deterioration in credit quality throughout 2009 and 2010. Problem loans and non-performing assets rose and led to significant increases to the allowance for loan losses. During 2011 the Company had a reduction in newly identified problem loans and continued declines in loans outstanding due to pay downs and charge offs, and, as a result, we decreased the provision for loan losses significantly. This trend continued throughout 2012, and the Company decreased its provision for loan losses $52.9 million to $15.0 million for the year ended December 31, 2012 compared to $67.9 million for the year ended December 31, 2011 and $211.8 million for the year ended December 31, 2010. We expect that the provision for loan losses will continue to improve and will be significantly lower for the 2013 year. Additionally, we expect that our losses on foreclosed real estate and repossessed assets, which increased slightly from $22.1 million for the 2011 year to $22.7 million for the 2012 year, will decrease significantly for the 2013 year.

On September 27, 2012, the Company closed on a Capital Raise, which resulted in $95.0 million in gross proceeds for which the Company issued, in the aggregate, 135,717,307 shares of Common Stock at a price of $0.70 per share.

As a result of the Capital Raise and resulting contribution from the Company, BOHR now qualifies as “well capitalized” under all regulatory capital ratios. The Capital Raise resulted in an adjustment to the warrant to purchase Common Stock currently held by the United States Treasury Department (the “Treasury”). The Treasury holds a warrant (the “Treasury Warrant”) that, before the Capital Raise, entitled it to purchase 53,034 shares of Common Stock at an exercise price of $0.40 per share. Because the Capital Raise was not excluded from the operation of the anti-dilution provisions of the Treasury Warrant, as a result of the Capital Raise, the number of shares purchasable under the Treasury Warrant was adjusted to 757,643 shares of our Common Stock and the exercise price to purchase such shares was adjusted to $0.70 per share.

Critical Accounting Policies

U.S. Generally Accepted Accounting Principles (“GAAP”) are complex and require management to apply significant judgment to various accounting, reporting, and disclosure matters. Management must use assumptions, judgments, and estimates when applying these principles where precise measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex assumptions, judgments, and estimates. Our assumptions, judgments, and estimates may be incorrect, and changes in such assumptions, judgments, and estimates may have a significant impact on the consolidated financial statements and accompanying notes. Actual results, in fact, could differ materially from those estimates. We consider our policies on allowance for loan losses, the valuation of deferred taxes, the valuation of foreclosed real estate, and the estimated fair value of financial instruments to be critical accounting policies.

Allowance for Loan Losses

The purpose of the allowance for loan losses is to provide for potential losses inherent in our loan portfolio. Management considers several factors in determining the allowance for loan losses, including historical loan loss experience, the size and composition of the portfolio, and the estimated value of collateral and guarantees securing the loans. Management regularly reviews the loan portfolio to determine whether adjustments are necessary to maintain an allowance for loan losses sufficient to absorb losses. Our review takes into consideration changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and review of current economic conditions that may affect the borrower’s ability to repay. Some of the tools used in the credit review process to identify potential problem loans include past due reports, collateral valuations (primarily from third parties), cash flow analyses of borrowers, and risk ratings of loans. In addition to the review of credit quality through ongoing credit review processes, we perform a comprehensive allowance analysis for our loan portfolio at least quarterly.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are determined to be impaired and, therefore, individually evaluated for impairment. The specific allowance for loan losses necessary for these loans is based on a loan-by-loan analysis and varies between impaired loans largely due to the value of the loan’s underlying collateral.

The general component relates to groups of homogeneous loans not designated for specific allowance and are collectively evaluated for impairment. The general component is based on historical loss experience adjusted for qualitative factors. To arrive at the general component, the loan portfolio is grouped by loan type. Each loan type is further subdivided by risk level as determined in our loan grading process. A weighted average historical loss rate is computed for each group of loans over the trailing thirty-six months with higher weightings assigned to the most recent months.

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio and represents inherent losses that may not otherwise be captured in the specific or general components. In addition, an adjustment factor may be applied. The adjustment factor, which may be favorable or unfavorable, represents management’s judgment that inherent losses in a given group of loans are different from historical loss rates due to environmental factors unique to that specific group of loans. These factors may relate to growth rate factors within the particular loan group; whether the recent loss history for a particular group of loans differs from its historical loss rate; the amount of loans in a particular group that have recently been designated as impaired and that may be indicative of future trends for this group; reported or observed difficulties that other banks are having with loans in the particular group; changes in the experience, ability, and depth of lending personnel; changes in the nature and volume of the loan portfolio and in the terms of loans; and changes in the volume and severity of past due loans, nonaccrual loans, and adversely classified loans. The sum of the historical loss rate and the adjustment factor comprise the estimated annual loss rate. To adjust for risk levels, a loss allocation factor is estimated based on the segmented risk levels for the loan group and is keyed off of a pass credit rating. The loss allocation factor is applied to the estimated annual loss rate to determine the expected annual loss amount. Additionally, we apply an economic factor to recognize external forces over which management has no control and to estimate inherent losses that may otherwise be omitted from the allowance calculation. The factors used in this calculation include published data for the gross domestic product growth rate, interest rate levels as measured by the prime rate, changes in regional real estate indices, and regional unemployment statistics.

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

Valuation of Deferred Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets, including tax loss and credit carryforwards, and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expense (benefit) represents the change during the period in the deferred tax assets and deferred tax liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years, and, as such, material changes could impact our financial condition and results of operations. As of December 31, 2012, we have recorded a valuation allowance of $173.0 million on our net deferred tax assets. Internal Revenue Code Section 382 (“Section 382”) limitations related to the capital raised and resulting change in control for tax purposes during the third and fourth quarters of 2010 add further uncertainty as to the realizability of the deferred tax assets in future periods. While net operating losses incurred after our 2010 change in control are not limited, we have not recognized any benefit in our consolidated financial statements due to the continued uncertainty of our ability to realize such deferred tax assets. We do not expect to reverse some or all of our valuation allowance established against our net deferred tax assets until such a time we return to profitability for two or more years and can reasonably expect to continue to be profitable in future periods (and thereby begin utilizing our available net operating loss carryforwards).

Valuation of Foreclosed Real Estate

Foreclosed real estate and repossessed assets include real estate acquired in the settlement of loans and other repossessed collateral and is initially recorded at the lower of the recorded loan balance or estimated fair value less estimated disposal costs. Although we make every attempt to maintain an appraisal dated two years or less on each property, we cannot be certain that the most recent appraisal represents current market conditions. At foreclosure, any excess of the loan balance over the fair value of the property (less estimated costs to sell) is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated subsequent decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. Gains and losses on sales of foreclosed real estate upon disposition and write-downs of foreclosed real estate during the holding period are recognized in losses on foreclosed real estate and repossessed assets in noninterest income.

Estimates of Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use fair value measurements to record adjustments to certain financial instruments and to determine fair value disclosures. Investment securities available for sale and derivative loan commitments are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans, foreclosed real estate and repossessed assets, and certain other assets. These nonrecurring fair value adjustments typically involve adjustments based on appraisals of the real estate or other observable market prices or write-downs of individual assets.

When developing fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets. For financial instruments with quoted market prices in active markets, there is minimal subjectivity involved in measuring fair value. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. When significant adjustments are required to price quotes or inputs, it may be appropriate to utilize an estimate based primarily on unobservable inputs. When an active market for a financial instrument does not exist, the use of management estimates that incorporate current market participant expectations of future cash flows, adjusted for an appropriate risk premium, is acceptable.

We have developed policies and procedures to determine when markets for our financial assets and liabilities are inactive as evidenced by the level and volume of activity relative to normal conditions. If markets are determined to be inactive, it may be appropriate to adjust price quotes received. The methodology we use to adjust the quotes generally involves weighing the price quotes and results of internal pricing techniques, such as the net present value of future expected cash flows (with observable inputs, where available) discounted at a rate of return market participants require to arrive at the fair value. The more active and orderly markets for particular security classes are determined to be, the more weight we assign to price quotes; whereas, the less active and orderly markets are determined to be, the less weight we assign to price quotes.

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

Analysis of Results of Operations

During 2012 we incurred a net loss attributable to Hampton Roads Bankshares, Inc. of $25.1 million as compared to $98.6 million for 2011. The net loss in 2012 was driven primarily by provision for loan losses expense of $15.0 million necessary to maintain the allowance for loan losses at a level adequate to cover expected losses inherent in the loan portfolio, the impact of nonaccrual loans on interest income, and $22.7 million in losses on foreclosed real estate and repossessed assets, partially offset by a $10.0 million increase in mortgage banking revenue. The net loss in 2011 was significantly impacted by the $67.9 million in provision for loan losses expense and $22.1 million in losses on foreclosed real estate and repossessed assets. Diluted loss per common share was $0.29 for 2012, an improvement of $2.61 over the diluted loss per common share of $2.90 for 2011. In addition to the overall reduction in net loss, the 135,717,307 shares of our Common Stock issued in the Capital Raise reduced the net loss on a per share basis.

Net Interest Income and Net Interest Margin

Net interest income, a major component of our earnings, is the difference between the income generated by interest-earning assets and the cost of interest-bearing liabilities. Net interest margin, which is calculated by expressing annualized net interest income as a percentage of average interest-earning assets, is an indicator of effectiveness in generating income from earning assets. Net interest income and net interest margin may be significantly impacted by the market interest rates (rate); the mix, duration, and volume of interest-earning assets and interest-bearing liabilities (volume); changes in the yields earned and rates paid; and the level of noninterest-bearing liabilities available to support interest-earning assets. Our management team strives to maximize net interest income through prudent balance sheet administration and by maintaining appropriate risk levels as determined by our Asset / Liability Committee (“ALCO”) and the Board of Directors.

Table 1 (in thousands, except yield/rate data) presents the average interest-earning assets and average interest-bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance (in thousands) in interest income and expense caused by differences in average balances and rates is shown in Table 2.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	2012			2011			2010
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest-earning assets
Loans	$1,368,584	$74,162	5.42%	$1,567,837	$90,654	5.78%	$2,034,022	$114,596	5.63%
Investment securities	317,866	7,893	2.48%	337,239	9,365	2.78%	217,379	6,749	3.10%
Overnight funds sold and due from FRB	111,331	245	0.22%	302,097	769	0.25%	364,029	850	0.23%
Interest-bearing deposits in other banks	880	2	0.24%	2,368	3	0.12%	150	4	2.67%

Total interest-earning assets	1,798,661	82,302	4.58%	2,209,541	100,791	4.56%	2,615,580	122,199	4.67%
Noninterest-earning assets	291,506			348,336			365,822

Total assets	2,090,167			2,557,877			2,981,402

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities
Interest-bearing demand deposits	530,526	2,003	0.38%	617,573	3,484	0.56%	855,154	11,653	1.36%
Savings deposits	61,371	78	0.13%	65,077	126	0.19%	75,471	408	0.54%
Time deposits	865,381	10,505	1.21%	1,213,532	18,731	1.54%	1,376,812	25,663	1.86%

Total interest-bearing deposits	1,457,278	12,586	0.86%	1,896,182	22,341	1.18%	2,307,437	37,724	1.63%
Borrowings	236,305	4,692	1.99%	249,156	6,983	2.80%	272,517	8,516	3.12%

Total interest-bearing liabilities	1,693,583	17,278	1.02%	2,145,338	29,324	1.37%	2,579,954	46,240	1.79%
Noninterest-bearing liabilities
Demand deposits	238,395			232,466			242,532
Other liabilities	18,327			22,665			23,444

Total noninterest-bearing liabilities	256,722			255,131			265,976

Total liabilities	1,950,305			2,400,469			2,845,930
Shareholders’ equity	139,862			157,408			135,472

Total liabilities and shareholders’ equity	$2,090,167			$2,557,877			$2,981,402

Net interest income		$65,024			$71,467			$75,959

Net interest spread			3.56%			3.19%			2.88%
Net interest margin			3.62%			3.23%			2.90%

Note: Interest income from loans includes fees of $1,067 in 2012, $1,066 in 2011, and $1,128 in 2010. Average nonaccrual loans of $121,108, $188,544, and $233,136 are excluded from average loans for 2012, 2011, and 2010, respectively.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

	2012 Compared to 2011			2011 Compared to 2010
	Interest Income/ Expense	Variance Attributable to		Interest Income/ Expense	Variance Attributable to
	Variance	Rate	Volume	Variance	Rate	Volume
Interest-Earning Assets:
Loans	$(16,492)	$(4,971)	$(11,521)	$(23,942)	$2,323	$(26,265)
Investment securities	(1,472)	(934)	(538)	2,616	(1,105)	3,721
Overnight funds sold and due from FRB	(524)	(38)	(486)	(81)	63	(144)
Interest-bearing deposits in other banks	(1)	1	(2)	(1)	(60)	59

Total interest-earning assets	(18,489)	(5,942)	(12,547)	(21,408)	1,221	(22,629)
Interest-Bearing Liabilities:
Deposits	(9,755)	(4,584)	(5,171)	(15,383)	(8,659)	(6,724)
Borrowings	(2,291)	(1,931)	(360)	(1,533)	(803)	(730)

Total interest-bearing liabilities	(12,046)	(6,515)	(5,531)	(16,916)	(9,462)	(7,454)

Net interest income	$(6,443)	$573	$(7,016)	$(4,492)	$10,683	$(15,175)

Note: The change in interest due to both rate and volume has been allocated to variance attributable to rate and variance attributable to volume in proportion to the relationship for the absolute amount of change in each.

Net interest income for the year ended December 31, 2012 was $65.0 million, a decrease of $6.4 million or 9% as compared to the same period in 2011. The 2012 decrease in net interest income primarily resulted from the decline in interest income from loans of $16.5 million, partially offset by a decrease of $9.8 million in interest expense on deposits. Also a decline in the average level of nonaccrual loans helped improve total interest income as a higher percentage of the loan portfolio was generating interest income. Net interest income for the year ended December 31, 2011 was $71.5 million, a decrease of $4.5 million or 6% as compared with the same period in 2010. The 2011 decrease in net interest income resulted from the decline in interest income from loans of $23.9 million from 2010, partially offset by the increase of $2.6 million in investment securities and a decrease of $15.4 million in interest expense on deposits. Net interest income for 2012 was negatively affected by a decline of $410.9 million in the average balance of interest-earning assets and positively affected by a decline in the average rate paid on interest-bearing liabilities to 1.02% in 2012 from 1.37% in 2011. Changes in average yield and rate produced a net interest spread that increased to 3.56% in 2012 from 3.19% in 2011 and 2.88% in 2010. Our net interest margin increased to 3.62% for the year ended December 31, 2012 from 3.23% for the comparative 2011 and 2.90% in 2010. The increase in net interest margin from prior years is due primarily to an overall reduction in the cost of funds.

Interest-earning assets consist of loans, investment securities, overnight funds sold and due from FRB, and interest-bearing deposits in other banks. Interest income on loans, including fees, decreased $16.5 million to $74.2 million for the year ended December 31, 2012 compared to $90.7 million at year-end 2011. This decrease was predominantly the result of a $199.3 million decrease in average loan balance (excluding average nonaccrual loans). Interest income on investment securities decreased $1.5 million to $7.9 million for the year ended December 31, 2012 compared to $9.4 million for the year ended December 31, 2011. This decrease was due to a $19.4 million decrease in average investment securities as well as a 30-basis point reduction in the average yield on investment securities to 2.48% in 2012 from 2.78% during 2011. Interest income on overnight funds sold and due from FRB decreased $524 thousand to $245 thousand for the year ended December 31, 2012 compared to $769 thousand for the year ended December 31, 2011. This decrease was largely due to the $190.8 million decrease in average overnight funds sold and due from FRB.

Interest-bearing liabilities consist of deposit accounts and borrowings. Interest expense on deposits decreased $9.7 million to $12.6 million for the year ended December 31, 2012 compared to $22.3 million at year-end 2011. This decrease resulted from a $438.9 million decrease in average interest-bearing deposits and a 32-basis point decrease in the average interest rate paid on interest-bearing deposits for the year ended December 31, 2012 compared to the year ended December 31, 2011. A reduction in the average rate paid on interest-bearing demand deposits to 0.38%

for the year ended December 31, 2012 from 0.56% for the year ended December 31, 2011 as well as a reduction in the average rate paid on time deposits to 1.21% for the year ended December 31, 2012 from 1.54% for the year ended December 31, 2011 contributed significantly toward the decrease in overall deposit rates. Our average rate on savings deposits decreased to 0.13% in 2012 from 0.19% in 2011. Interest expense on borrowings, which consisted of FHLB borrowings and other borrowings, decreased $2.3 million to $4.7 million for the year ended December 31, 2012 compared to $7.0 million for the year ended December 31, 2011. The 81-basis point decrease in the average interest rate paid on borrowings and the $12.9 million decrease in average borrowings produced this result. In 2011 following a review of the Company’s current level of assumed interest rate risk and to promote liquidity and enhance current earnings, the Company modified certain advances with the FHLB. A majority of the Company’s existing fixed-rate advances were restructured as floating rate obligations at a fixed spread to three month LIBOR with maturities ranging from 2.75 to 4 years.

Noninterest Income

Noninterest income comprised 9% of total revenue in 2012 and 4% in 2011 and 13% in 2010. Table 3 provides a summary of noninterest income (in thousands) for the years ended December 31, 2012, 2011, and 2010.

Table 3: Noninterest Income

				2012 Compared to 2011			2011 Compared to 2010
	2012	2011	2010	$	%		$	%
Service charges on deposit accounts	$5,186	$5,940	$6,587	$(754)	(13	) %	$(647)	(10	) %
Mortgage banking revenue	18,403	8,369	11,269	10,034	120		(2,900)	(26)
Gain on sale of investment securities	627	1,481	468	(854)	(58)		1,013	216
Gain (loss) on sale of premises and equipment	(192)	(58)	165	(134)	231		(223)	(135)
Gain on sale of insurance company	—	1,251	—	(1,251)	(100)		1,251	—
Losses on foreclosed real estate and repossessed assets	(22,650)	(22,096)	(11,228)	(554)	3		(10,868)	97
Other-than-temporary impairment of securities	—	(401)	(67)	401	(100)		(334)	499
Insurance revenue	—	2,656	4,512	(2,656)	(100)		(1,856)	(41)
Brokerage revenue	151	300	278	(149)	(50)		22	8
Income from bank-owned life insurance	1,620	1,818	1,858	(198)	(11)		(40)	(2)
Visa check card income	2,385	2,253	2,091	132	6		162	8
ATM surcharge and network fees	557	802	365	(245)	(31)		437	120
Rental income	614	613	388	1	—		225	58
Other	966	1,282	1,952	(316)	(25)		(670)	(34)

Total noninterest income	$7,667	$4,210	$18,638	$3,457	82%		$(14,428)	(77	) %

For year-end 2012 total noninterest income was $7.7 million, an increase of $3.5 million or 82% as compared to $4.2 million at year-end 2011. Total noninterest income was $18.6 million at year-end 2010. Service charges on deposit accounts decreased $754 thousand to $5.2 million in 2012 from $5.9 million in 2011 as a result of certain changes in our fee structure as well as a lower level of deposits due to certain branch sales in 2012. Service charges on deposit accounts decreased $647 thousand from 2010 due to a continuation of reduced overdraft activity in conjunction with a 2011 change in policy reducing the number of overdraft charges a customer can incur on any given day. Mortgage banking revenue increased $10.0 million or 120% to $18.4 million for the year ended December 31, 2012 compared to $8.4 million in the same period in 2011 due to increased loan origination activity as historically low interest rates created significant refinance activity. Mortgage banking revenue was $11.3 million in the same period in 2010. We generated gains of $627 thousand on sales of investment securities in 2012 and $1.5 million and $468 thousand in 2011 and 2010, respectively. In August 2011 we sold the insurance company for a gain of $1.3 million. Continued declines in certain real estate values caused losses on foreclosed real estate and repossessed assets of $22.7 million during 2012. During 2011 and 2010, the Company incurred losses on foreclosed real estate and repossessed assets of $22.1 million and $11.2 million, respectively. The Company had no other-than-temporary impairments in our securities portfolios.

Noninterest Expense

Noninterest expense represents our operating and overhead expenses. The efficiency ratio, calculated by dividing noninterest expense by the sum of net interest income and noninterest income excluding securities gains and gain on sale of insurance company was 113% in 2012 compared to 142% in 2011 and 101% in 2010. The decreases of $3.0 million, $18.9 million, and $32.9 million year over year in our revenue net of interest expense negatively impacted our efficiency ratio for 2012, 2011, and 2010, respectively. Table 4 provides a summary of noninterest income (in thousands) for the years ended December 31, 2012, 2011, and 2010.

Table 4: Noninterest Expense

				2012 Compared to 2011			2011 Compared to 2010
	2012	2011	2010	$	%		$	%
Salaries and employee benefits	$39,321	$43,246	$45,844	$(3,925)	(9	) %	$(2,598)	(6	) %
Professional and consultant fees	7,565	11,072	7,418	(3,507)	(32)		3,654	49
Occupancy	7,558	9,752	9,006	(2,194)	(22)		746	8
FDIC insurance	4,609	11,230	4,278	(6,621)	(59)		6,952	163
Data processing	3,928	4,640	5,037	(712)	(15)		(397)	(8)
Problem loan and repossessed asset costs	3,850	5,668	4,711	(1,818)	(32)		957	20
Equipment	2,772	3,370	4,034	(598)	(18)		(664)	(16)
Telephone and postage	1,428	1,628	1,678	(200)	(12)		(50)	(3)
Amortization of intangible assets	1,341	1,768	1,981	(427)	(24)		(213)	(11)
Directors’ and regional board fees	913	782	554	131	17		228	41
Bank franchise tax	656	1,579	1,941	(923)	(58)		(362)	(19)
Stationary, printing, and office supplies	654	749	893	(95)	(13)		(144)	(16)
Advertising and marketing	621	822	865	(201)	(24)		(43)	(5)
Appraisal fees	573	671	679	(98)	(15)		(8)	(1)
Other	5,638	6,699	6,413	(1,061)	(16)		286	4

Total noninterest expense	$81,427	$103,676	$95,332	$(22,249)	(21	) %	$8,344	9%

Total noninterest expense decreased $22.2 million or 21% to $81.4 million during the year ended December 31, 2012. Total noninterest expense increased $8.3 million or 9% during the year ended December 31, 2011 compared to the same period of 2010. This increase was primarily the result of a one-time adjustment to our FDIC insurance expense in the first quarter of 2011 and an increase in professional and consultant fees. Salaries and employee benefits expense decreased 9% to $39.3 million for the year ended December 31, 2012 compared to the $43.2 million for the year ended December 31, 2011 as a direct result of the sale of the insurance subsidiary and continued reductions in headcount in the general banking business. Professional and consultant fees were $7.6 million for the year ended December 31, 2012 compared to $11.1 million for the comparative period in 2011 as the Company reduced its reliance on outside consultants and incurred lower legal fees in connection with its non-performing loans. Occupancy expense decreased by $2.2 million for the year ended December 31, 2012 compared to $9.8 million for the year ended December 31, 2011 due to the closure and consolidation of select branches. FDIC insurance was $4.6 million for the year ended December 31, 2012 compared with $11.2 million for the same period in 2011. This decrease was a direct result of a one-time adjustment to FDIC insurance assessment expense of $5.4 million recorded in 2011. Data processing expense decreased $712 thousand for 2012 from the $4.6 million for 2011 due to the benefits from renegotiations on certain data processing contracts. Problem loan and repossessed asset costs decreased $1.8 million to $3.9 million for the year ended December 31, 2012 due to the reduction in foreclosed assets. For the year ended December 31, 2012, equipment expense was $2.8 million compared to $3.4 million for the comparative period in 2011.

Analysis of Financial Condition

Total assets at December 31, 2012 were $2.1 billion, a decrease of $112.8 million or 5% over December 31, 2011. This decrease was primarily associated with a $72.5 million decrease in loans, a decrease of $34.7 million in overnight funds sold and due from FRB, and a decrease of $31.4 million in foreclosed real estate and repossessed assets, partially offset by a $20.9 million increase in loans held for sale.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and due from banks, interest-bearing deposits in other banks, and overnight funds sold and due from FRB. Cash and cash equivalents are used for daily cash management purposes, management of short-term interest rate opportunities, and liquidity. Cash and cash equivalents as of December 31, 2012 were $101.2 million compared to $138.1 million at December 31, 2011 and consisted mainly of deposits with FRB. Because the Company raised significant deposits in prior years and additional capital through the issuance of Common Stock during 2012 as well as loan demand being weak, it is in a highly liquid position. In the future, the Company expects to utilize its cash on hand to support loan origination activity.

Investment Securities

Our investment portfolio at December 31, 2012 consisted primarily of U.S. agency and mortgage-backed securities. Our available-for-sale securities are reported at fair value and are used primarily for liquidity, pledging, earnings, and asset / liability management purposes and are reviewed quarterly for possible impairment. At year-end 2012 the fair value of our available-for-sale investment securities was $276.5 million, a decrease of 3% over the $284.5 million at year-end 2011. The decrease between 2011 and 2012 was primarily the result of calls and sales of U.S. agency securities and pay-downs on mortgage-backed securities. The average balance of our investment securities for 2012 was $317.9 million compared to $337.2 million for 2011.

Table 5 displays the contractual maturities (in thousands) and weighted average yields of investment securities at year-end 2012. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 5: Investment Maturities and Yields

	Amortized Cost	Estimated Fair Value	Weighted Average Yield
U.S. agency securities:
Within 1 year	$998	$1,024	4.93%
After 1 year but within 5 years	2,332	2,406	2.63%
After 5 years but within 10 years	9,372	9,759	2.70%
Over 10 years	18,820	19,799	3.47%

Total U.S. agency securities	31,522	32,988	3.22%
State and municipal securities:
After 10 years	527	631	4.95%

Total state and municipal securities	527	631	4.95%
Corporate bonds:
After 1 year but within 5 years	2,864	2,953	2.51%

Total corporate debt securities	2,864	2,953	2.51%
Mortgage-backed securities:
Agency	202,024	207,194	2.56%
Non-agency	32,161	32,152	2.37%

Total mortgage-backed securities	234,185	239,346	2.54%
Equity securities	520	537	—

Total investment securities available for sale	$269,618	$276,455	2.62%

Table 6 provides information regarding the composition of our securities portfolio showing selected maturities (in thousands) and yields. For more information on investment securities, refer to Note 4, Investment Securities, of the Notes to the Consolidated Financial Statements.

Table 6: Composition of Securities Portfolio

	December 31,
	2012			2011			2010
	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield
Securities available for sale:
U.S. agency	$31,522	$32,988	3.22%	$48,854	$49,920	3.00%	$89,849	$88,702	2.49%
State and municipal	527	631	4.95%	529	608	4.94%	—	—	—
Corporate	2,864	2,953	2.51%	2,811	2,696	2.74%	—	—	—
Mortgage-backed—agency	202,024	207,194	2.56%	224,578	229,936	2.68%	241,970	243,348	2.77%
Mortgage-backed—non-agency	32,161	32,152	2.37%	—	—	—	—	—	—
Equity	520	537	—	1,341	1,310	—	2,101	2,187	—

Total securities available for sale	$269,618	$276,455	2.62%	$278,113	$284,470	2.74%	$333,920	$334,237	2.69%

Loans

Our loan portfolio is comprised of commercial and industrial, construction, real estate-commercial mortgage, real estate-residential mortgage, and installment loans. Lending decisions are based upon evaluation of the financial strength and credit history of the borrower and the quality and value of the collateral securing the loan. With few exceptions, personal guarantees are required on all loans. As shown in Table 7, the overall loan portfolio (in thousands) decreased $72.5 million or 5% to $1.4 billion at year-end 2012 from $1.5 billion at year-end 2011.

Table 7: Loans by Classification

	December 31,
	2012		2011		2010		2009		2008
	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Loan Classification:
Commercial & Industrial	$267,080	19%	$256,058	16%	$304,550	15%	$361,256	15%	$451,426	17%
Construction	206,391	14%	284,984	19%	475,284	24%	757,702	31%	897,288	34%
Real estate— commercial mortgage	530,042	37%	522,052	35%	658,969	34%	740,570	30%	673,351	26%
Real estate— residential mortgage	372,591	26%	414,957	28%	487,559	25%	524,853	22%	528,760	21%
Installment	56,302	4%	26,525	2%	32,708	2%	42,858	2%	50,085	2%
Deferred loan fees and related costs	(131)	—	157	—	(303)	—	(547)	—	(1,384)	—

Total loans	$1,432,275	100%	$1,504,733	100%	$1,958,767	100%	$2,426,692	100%	$2,599,526	100%

Overall our loan trends in 2012 have been influenced by our continued emphasis on commercial and industrial lending, an intentional reduction in construction lending, run-off in residential real estate loans due to refinance activity, and the purchase of a $39.6 million consumer loan portfolio in December 2012. Our commercial and industrial loan portfolio increased $11.0 million to the 2012 year-end balance of $267.1 million from the 2011 year-end balance of $256.1 million. The commercial loan category decreased 16% to year-end 2011 from year-end 2010. Construction loans decreased $78.6 million to the 2012 year-end balance of $206.4 million from the year-end 2011 balance of $285.0 million, thus lowering the concentration of construction loans to 14% of the total loan portfolio at December 31, 2012 compared with 19% at December 31, 2011. Our construction loans at December 31, 2012 included interest reserve loans with a recorded investment of $15.9 million. The interest on these loans is paid out of an interest reserve, where interest costs are funded out of the proceeds of the construction loan. At December 31, 2012, interest costs capitalized as part of the recorded investment for these loans totaled $888 thousand. The construction loan category decreased 40% during 2011 from year-end 2010. Our real estate-commercial mortgage loan portfolio increased $8.0 million to the 2012 year-end balance of $530.0 million from the 2011 year-end balance. Our real estate-commercial mortgage loan category decreased 21% to year-end 2011 from year-end 2010. The real estate-residential mortgage loan portfolio decreased $42.4 million to the 2012 year-end balance of $372.6 million from the 2011 year-end balance of $415.0 million. The real estate-residential mortgage loan category decreased 15% to year-end 2011 from year-end 2010. The installment loan portfolio increased $29.8 million to the 2012 year-end balance of $56.3 million from the 2011 year-end balance. The installment loan category decreased 19% to year-end 2011 from year-end 2010.

The contraction seen in loans stems from the write-off of problem credits and payments in excess of new loan growth due to low new loan demand from credit-worthy borrowers. In the future, our continued focus will be on managing the entire loan portfolio through the current challenging economic conditions. Additionally, our prudent business practices and internal guidelines and underwriting standards will continue to be followed in making lending decisions in order to manage exposure to loan losses.

Table 8 indicates our loans (in thousands) by geographic area as of December 31, 2012.

Table 8: Loans by Geographic Location

	Commercial & Industrial	Construction	R/E Commercial	R/E Residential	Installment	Total
Hampton Roads	$201,743	$108,110	$249,312	$100,077	$48,040	$707,282
Eastern Shore	18,427	21,213	92,248	100,812	2,806	235,506
Richmond	13,661	21,706	64,795	31,738	434	132,334
Northeast NC	18,980	20,403	37,723	45,628	2,432	125,166
Triangle	4,332	20,052	31,818	52,245	—	108,447
Outer Banks	9,831	11,701	43,002	41,113	2,589	108,236
Wilmington	106	3,206	11,144	978	1	15,435

Total loans	$267,080	$206,391	$530,042	$372,591	$56,302	$1,432,406

Note: This table does not include deferred loan fees of $131 thousand.

Table 9 sets forth the maturity periods of our loan portfolio (in thousands) as of December 31, 2012. Demand loans are reported as due within one year.

Table 9: Loan Maturities Schedule

	Commercial & Industrial	Construction	R/E Commercial	R/E Residential	Installment	Total
Variable Rate:
Within 1 year	$38,682	$34,740	$50,095	$151,734	$1,110	$276,361
1 to 5 years	19,974	5,485	37,267	48,611	2	111,339
After 5 years	212	—	750	7,235	—	8,197
Total variable rate	58,868	40,225	88,112	207,580	1,112	395,897
Fixed Rate:
Within 1 year	101,499	104,605	127,387	43,642	1,428	378,561
1 to 5 years	97,314	58,072	270,879	56,712	13,659	496,636
5 years	9,399	3,489	43,664	64,657	40,103	161,312
Total fixed rate	208,212	166,166	441,930	165,011	55,190	1,036,509
Total maturities	$267,080	$206,391	$530,042	$372,591	$56,302	$1,432,406

Note: This table does not include deferred loan fees of $131 thousand.

Allowance for Loan Losses and Provision for Loan Losses

The allowance for loan losses decreased significantly during 2012, both in dollars and as a percentage of total loans as credit trends in the loan portfolio showed improvement in 2012. The allowance for loan losses was $48.4 million or 3.38% of outstanding loans as of December 31, 2012 compared with $74.9 million or 4.98% of outstanding loans as of December 31, 2011. We decreased the allowance for loan losses $26.5 million (net of charge-offs and recoveries) during 2012 as a result of net charge-offs exceeding additional provisions for loan losses. Net charge-offs were $41.6 million in 2012 compared with the $150.2 million during 2011. Our provision for loan losses was $15.0 million in 2012 compared to $67.9 million in 2011 and $211.8 million in 2010.

An analysis of the allowance for loans losses (in thousands) for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 is shown in Table 10. Additional information about the allowance for loan losses can be found in Note 1, Basis of Financial Statement Presentation and Summary of Significant Accounting Policies, and Note 5, Loans and Allowance for Loan Losses, of the Notes to the Consolidated Financial Statements.

Table 10: Allowance for Loan Losses Analysis

	2012	2011	2010	2009	2008
Allowance for loan losses:
Balance at beginning of year	$74,947	$157,253	$132,697	$51,218	$5,043
Acquired through SFC acquisition	—	—	—	—	2,932
Acquired through GFH acquisition	—	—	—	—	42,060
Charge-offs:
Commercial and industrial	(18,489)	(19,005)	(25,187)	(11,975)	(37)
Construction	(10,965)	(97,036)	(103,268)	(22,900)	—
Real estate—commercial mortgage	(11,462)	(23,760)	(49,419)	(10,882)	—
Real estate—residential mortgage	(9,033)	(15,403)	(14,012)	(6,587)	(157)
Installment	(603)	(1,386)	(1,540)	(1,192)	(143)

Total charge-offs	(50,552)	(156,590)	(193,426)	(53,536)	(337)
Recoveries:
Commercial and industrial	1,140	1,834	1,049	291	—
Construction	4,387	2,229	3,328	29	4
Real estate—commercial mortgage	2,397	1,382	1,221	108	—
Real estate—residential mortgage	848	694	415	169	—
Installment	221	295	169	195	98

Total recoveries	8,993	6,434	6,182	792	102

Net charge-offs	(41,559)	(150,156)	(187,244)	(52,744)	(235)
Provision for loan losses	14,994	67,850	211,800	134,223	1,418

Balance at end of year	$48,382	$74,947	$157,253	$132,697	$51,218

Allowance for loan losses to year-end loans	3.38%	4.98%	8.03%	5.47%	1.97%
Ratio of net charge-offs to average loans	(2.89)%	(8.67)%	(8.26)%	(2.06)%	(0.04)%

The allowance consists of specific, general, and unallocated components. Table 11 provides an allocation of the allowance for loan losses and other related information (in thousands except percentages) at December 31, 2012 and 2011.

Table 11: Allowance for Loan Losses Components and Related Data

	December 31,
	2012	2011
Allowance for loan losses:
Specific component	$14,783	$25,703
Pooled component	27,900	43,956
Unallocated component	5,699	5,288

Total	$48,382	$74,947

Impaired loans	$140,987	$211,633
Non-impaired loans	1,291,288	1,293,100

Total loans	$1,432,275	$1,504,733

Specific component as % of impaired loans	10.49%	12.15%
Pooled component as % of non-impaired loans	2.16%	3.40%
Allowance as % of loans	3.38%	4.98%
Allowance as % of nonaccrual loans	49.67%	56.28%

The specific component of our allowance for loan losses relates to loans that are determined to be impaired and, therefore, are individually evaluated for impairment. The specific component decreased significantly during 2012, primarily due to the charge-off of loans with specific reserves. Specific loan loss allocations decreased $10.9 million to $14.8 million at December 31, 2012 from $25.7 million at December 31, 2011. The decrease is commensurate with the significant decrease in impaired loans to $141.0 million at December 31, 2012 from $211.6 million at December 31, 2011. Of these loans, $97.4 million were on nonaccrual status at December 31, 2012 as compared with $133.2 million at December 31, 2011.

The general or pooled component relates to groups of homogeneous loans not designated for a specific allowance and are collectively evaluated for impairment. As a result of decreases in the size of the overall loan portfolio and improving trends in charge-offs and credit quality, the pooled component of the allowance decreased throughout 2012 by $16.1 million to $27.9 million at December 31, 2012 from $44.0 million at December 31, 2011.

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated portion of the loan loss allowance increased $411 thousand to $5.7 million at December 31, 2012 from $5.3 million at December 31, 2011.

Table 12 shows the ratios used by management in assessing the adequacy of the allowance for loan losses at December 31, 2012 and 2011.

Table 12: Adequacy of the Allowance for Loan Losses

	December 31, 2012	December 31, 2011
Non-performing loans for which full loss has been charged off to total loans	3.90%	3.51%
Non-performing loans for which full loss has been charged off to non-performing loans	55.42%	39.71%
Charge off rate for non-performing loans for which the full loss has been charged off	50.19%	60.38%
Coverage ratio net of non-performing loans for which the full loss has been charged off	111.41%	93.35%
Total allowance divided by total loans less non-performing loans for which the full loss has been charged off	3.64%	5.16%
Allowance for individually impaired loans divided by impaired loans for which an allowance has been provided	26.29%	26.60%

There was a significant increase in the coverage ratio net of non-performing loans for which the full loss has been charged off from 93.35% at December 31, 2011 to 111.41% at December 31, 2012 due to the $36.9 million decrease in the non-performing loans with a full charge off, partially offset by the $26.6 million decrease in the allowance for loan losses.

Additionally, there was a significant increase in the non-performing loans for which full loss has been charged off to non-performing loans from 39.71% at December 31, 2011 to 55.42% at December 31, 2012 due to the $35.8 million decrease in total non-performing loans.

At December 31, 2012, management believed the level of the allowance for loan losses to be commensurate with the risk existing in our portfolio. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available at the time of the examinations.

We allocated the allowance for loan losses (in thousands) to the loan categories as shown in Table 13. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any loan category.

Table 13: Allocation of Allowance for Loan Losses

	2012	2011	2010	2009	2008
Commercial and Industrial	$6,253	$13,605	$18,610	$23,819	$10,374
Construction	15,728	24,826	83,052	57,958	18,529
Real estate—commercial mortgage	9,862	17,101	25,426	29,700	10,959
Real estate—residential mortgage	9,953	12,060	17,973	12,589	8,009
Installment	887	2,067	3,400	1,473	506
Unallocated	5,699	5,288	8,792	7,158	2,841

Total allowance for loan losses	$48,382	$74,947	$157,253	$132,697	$51,218

Non-Performing Assets

Management classifies non-performing assets as those loans on which payments have been delinquent 90 days and are still accruing interest, nonaccrual loans, and foreclosed real estate and repossessed assets. Total non-performing assets were $130.7 million or 6% of total assets at year-end 2012 as compared to $196.9 million or 9% of total assets at year-end 2011. At December 31, 2012 and 2011 we had loans totaling $1.0 million and $84 thousand, respectively, categorized as 90 days or more past due and still accruing interest. We had $32.2 million and $63.6 million of foreclosed real estate and repossessed assets at December 31, 2012 and 2011, respectively. Non-performing assets (in thousands) by geographic location at December 31, 2012 is shown in Table 14.

Table 14: Non-performing Assets by Geographic Location

	Commercial & Industrial	Construction	R/E Commercial	R/E Residential	Installment	Total
Hampton Roads	$21,908	$7,515	$15,915	$5,797	$228	$51,363
Eastern Shore	10	1,127	1,844	4,007	16	7,004
Richmond	1,461	9,021	933	4,048	—	15,463
Northeast NC	373	8,099	2,729	7,381	6	18,588
Triangle	435	9,294	6,876	1,815	—	18,420
Outer Banks	335	8,784	1,444	710	5	11,278
Wilmington	421	5,539	1,735	839	—	8,534

Total non-performing assets	$24,943	$49,379	$31,476	$24,597	$255	$130,650

Loans are placed in nonaccrual status when the collection of principal or interest becomes uncertain, part of the balance has been charged off and no restructuring has occurred, or the loans reach 90 days past due, whichever occurs first, unless there are extenuating circumstances. As shown in Table 15, nonaccrual loans (in thousands) were $97.4 million at December 31, 2012 compared to $133.2 million at December 31, 2011. If income on nonaccrual loans had been recorded under original terms, $6.7 million and $29.7 million of additional interest income would have been recorded in 2012 and 2011, respectively.

Table 15: Nonaccrual Loans

	December 31,
	2012	2011
Commercial and Industrial	$22,413	$17,097
Construction	28,505	59,008
Real estate-commercial mortgage	25,032	32,326
Real estate-residential mortgage	21,206	24,522
Installment	255	208

Total nonaccrual loans	$97,411	$133,161

Deposits

Total deposits at December 31, 2012 were $1.6 billion, a decrease of $180.3 million or 10% over the $1.8 billion at December 31, 2011. Our composition of deposits (in thousands) is similar to 2011, favoring interest-bearing demand and time deposits with improvement in the percentage of our noninterest-bearing deposits. Table 16 shows deposits by classification at December 31, 2012, 2011, and 2010.

Table 16: Deposits by Classification

	December 31,
	2012		2011		2010
	Balance	%	Balance	%	Balance	%
Deposit Classifications:
Noninterest-bearing demand	$263,266	16%	$225,458	13%	$224,440	9%
Interest-bearing demand	519,799	32%	540,262	30%	725,816	30%
Savings	59,876	4%	61,218	3%	65,620	3%
Time deposits less than $100	393,580	24%	525,291	29%	703,006	29%
Time deposits $100 or more	381,253	24%	445,805	25%	701,279	29%

Total deposits	$1,617,774	100%	$1,798,034	100%	$2,420,161	100%

At December 31, 2012, noninterest-bearing demand deposits were $263.3 million, an increase of $37.8 million from the $225.5 million at December 31, 2011.

Interest-bearing demand deposits at year-end 2012 were $519.8 million, a decrease of $20.5 million from the $540.3 million at year-end 2011. Interest-bearing demand deposits included $9.4 million of brokered money market funds at December 31, 2012, which was $5.8 million lower than the balance of brokered money market funds of $15.2 million outstanding at December 31, 2011. This decrease was primarily attributable to a decrease in rates paid on our promotional interest-bearing money market account and the sale of certain deposits during 2012.

At year-end 2012 savings accounts were $59.9 million, a decrease of $1.3 million from $61.2 million at year-end 2011. The decrease was due to the sale of certain deposits during 2012.

Time deposits with balances less than $100 thousand decreased $131.7 million or 25% at year-end 2012 from year-end 2011 while time deposits with balances of $100 thousand or more decreased $64.6 million or 14% at year-end 2012 over year-end 2011. Brokered Certificate of Deposits (“CDs”) represented $54.0 million or 3% of the December 31, 2012 balance of total deposits, which was a decrease of $28.4 million over the $82.4 million balance of brokered CDs outstanding at December 31, 2011. The decrease in time deposits was primarily due to run-off as maturity dates were reached and CDs were not renewed due to lower rates offered, particularly in the national market time deposit portfolio and from the sale of certain deposits during 2012.

The Company continues to focus on core deposit growth as its primary source of funding. Core deposits are non-brokered and consist of noninterest-bearing demand accounts, interest-bearing checking accounts, money market accounts, savings accounts, and time deposits of less than $100 thousand. Core deposits totaled $1.2 billion or 73% of total deposits at year-end 2012 and $1.3 billion or 70% of total deposits at year-end 2011.

Borrowings

We use short-term and long-term borrowings from various sources including the FRB discount window, FHLB, reverse repurchase agreements, and trust preferred securities. We manage the level of our borrowings to ensure that we have adequate sources of liquidity. At December 31, 2012 and 2011, we had advances from the FHLB totaling $195.1 million and $195.9 million, respectively.

As shown in Table 17, maturities of FHLB borrowings (in thousands) at December 31, 2012 were as follows:

Table 17: FHLB Borrowings

2014	$27,583
2015	167,477

$195,060

The Company has four placements of trust preferred securities. The carrying amount and par amount (in thousands) is shown in Table 18.

Table 18: Trust Preferred Securities

	Carrying Amount	Par Amount	Interest Rate	Redeemable On Or After	Mandatory Redemption
Gateway Capital Statutory Trust I	$5,413	$8,428	LIBOR + 3.10%	September 17, 2008	September 17, 2033
Gateway Capital Statutory Trust II	4,444	7,217	LIBOR + 2.65%	July 17, 2009	June 17, 2034
Gateway Capital Statutory Trust III	7,919	15,464	LIBOR + 1.50%	May 30, 2011	May 30, 2036
Gateway Capital Statutory Trust IV	13,164	25,774	LIBOR + 1.55%	July 30, 2012	July 30, 2037

LIBOR in the table above refers to three-month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. In January 2010, the Company exercised its right to defer all quarterly distributions on the trust preferred securities. Interest payable continues to accrue during the deferral period and interest on the deferred interest also accrues, both of which must be paid at the end of the deferral period and totaled $4.2 million at December 31, 2012. Prior to the expiration of the deferral period, the Company has the right to further defer interest payments provided that no deferral period, together with all principal deferrals, exceeds 20 consecutive quarters and that no event of default (as defined by the terms of the applicable Trust Preferred Securities) has occurred and is continuing at the time of the deferral. The Company was not in default with respect to the terms of the Trust Preferred Securities at the time the quarterly payments were deferred and such deferrals did not cause an event of default under the terms of the Trust Preferred Securities. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to our senior and subordinated indebtedness. The aggregate carrying value of these debentures as of December 31, 2012 was $30.9 million. The difference between the par amounts and the carrying amounts of the debentures is amortized using the interest method as an adjustment to interest expense each period. Effective interest rates used by the Company as of December 31, 2012 were between 5.90% and 6.93%.

Capital Resources and Liquidity

Capital Resources. Total shareholders’ equity increased $71.1 million or 63% to $184.7 million at December 31, 2012. This increase in shareholders’ equity was primarily a result of the Capital Raise that resulted in $95.0 million in gross proceeds, partially offset by a net loss attributable to Hampton Roads Bankshares, Inc. of $25.1 million during 2012.

To preserve capital, on July 30, 2009 the Board of Directors voted to suspend the quarterly dividends on our Common Stock. We are currently prevented by our regulators from paying dividends on our Common Stock until our financial position improves. Our ability to distribute cash dividends in the future may be limited by financial performance, regulatory restrictions, our desire or intent to reinvest our earnings, and the need to maintain sufficient consolidated capital.

On September 27, 2012, the Company closed on the Capital Raise, which resulted in $95.0 million in gross proceeds for which the Company issued, in the aggregate, 135,717,307 shares of Common Stock at a price of $0.70 per share.

As a result of the Capital Raise and resulting contribution from the Company, BOHR now qualifies as “well capitalized” under all regulatory capital ratios. The Capital Raise resulted in an adjustment to the warrant to purchase Common Stock currently held by the United States Treasury Department (the “Treasury”). The Treasury holds a warrant (the “Treasury Warrant”) that, before the Capital Raise, entitled it to purchase 53,034 shares of Common Stock at an exercise price of $0.40 per share. Because the Capital Raise was not excluded from the operation of the anti-dilution provisions of the Treasury Warrant, as a result of the Capital Raise, the number of shares purchasable under the Treasury Warrant was adjusted to 757,643 shares of our Common Stock and the exercise price to purchase such shares was adjusted to $0.70 per share.

The Company and the Banks are subject to regulatory capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Failure to meet minimum capital requirements can cause certain mandatory and discretionary actions by regulators that, if undertaken, could have a material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt correction action, the Banks must meet specific capital guidelines that involve quantitative and qualitative measures to ensure capital adequacy. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale securities, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses. As of December 31, 2012, our consolidated regulatory capital ratios were Tier 1 Leverage Ratio of 9.98%, Tier 1 Risk-Based Capital Ratio of 12.46%, and Total Risk-Based Capital of 13.73%. As of December 31, 2012, the Company exceeded the regulatory capital minimums, and BOHR and Shore were considered “well capitalized” under the risk-based capital standards. Their Tier 1 Leverage Ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital Ratio were as follows: 8.53%, 10.46%, and 11.74%, respectively for BOHR and 10.15%, 14.58%, and 15.71%, respectively for Shore.

Liquidity. Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. It is used by management to provide continuous access to sufficient, reasonably priced funds. Funding requirements are impacted by loan originations and refinancing, deposit growth, liability issuances and settlements, and off-balance sheet funding commitments. We consider and comply with various regulatory guidelines regarding required liquidity levels and routinely monitor our liquidity position in light of the changing economic environment and customer activity. Based on our liquidity assessments, we may alter our asset, liability, and off-balance sheet positions. The ALCO monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk. At December 31, 2012, cash and due from banks, interest-bearing deposits in other banks, overnight funds sold and due from FRB, and investment securities were $377.7 million or 18% of total assets.

In an effort to satisfy our liquidity needs, we actively manage our assets and liabilities. We have immediate liquid resources in cash and due from banks, interest-bearing deposits in other banks, and overnight funds sold and due from FRB. The potential sources of short-term liquidity include interest-bearing deposits as well as the ability to pledge or sell certain assets including available-for-sale investment securities. Short-term liquidity is further enhanced by our ability to pledge or sell loans in the secondary market and to secure borrowings from the FRB and FHLB. Short-term liquidity is also generated from securities sold under agreements to repurchase, funds purchased, and short-term borrowings. Deposits have historically provided us with a long-term source of stable and relatively lower cost funding. Additional funding is available through the issuance of long-term debt.

At December 31, 2012, our Banks had credit lines in the amount of $223.1 million at the FHLB with advances of $195.1 million utilized. These lines may be utilized for short—and/or long-term borrowing. At December 31, 2012 and 2011, all our FHLB borrowings were long-term. We also possess additional sources of liquidity through a variety of borrowing arrangements. The Banks also maintain federal funds lines with one regional banking institution and through the FRB Discount Window. These available lines totaled approximately $40.9 million and $58.1 million at December 31, 2012 and 2011, respectively. These lines were not utilized for borrowing purposes at December 31, 2012 or 2011.

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

Contractual Obligations

We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements whereby we commit to future purchases of products or services from unaffiliated parties. Our contractual obligations consist of time deposits, borrowings, and operating lease obligations. Our operating lease obligations have significantly decreased as a result of the termination of leases due to branch closings. Table 19 shows payment detail (in thousands) for these contractual obligations as of December 31, 2012.

Table 19: Contractual Obligations

	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Time deposits	$420,347	$211,228	$140,374	$2,884	$774,833
FHLB borrowings	—	195,060	—	—	195,060
Other borrowings	10,062	—	—	30,940	41,002
Operating lease obligations	2,334	4,040	3,772	16,671	26,817

Total contractual obligations	$432,743	$410,328	$144,146	$50,495	$1,037,712

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet our customers’ financing needs. For more information on our off-balance sheet arrangements, refer to Note 13, Financial Instruments with Off-Balance-Sheet Risk, of the Notes to the Consolidated Financial Statements.

Legal Contingencies

Various legal actions arise from time to time in the normal course of our business. For more information, refer to Item 3 “Legal Proceedings” in our 2012 Form 10-K. Based upon information currently available, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition, cash flows, or results of operations. Management was not aware of any unasserted claims or assessments that may be probable of assertion at December 31, 2012.

Interest Rate Sensitivity

Market risk is the potential of loss arising from adverse changes in interest rates and prices. We are exposed to market risk as a consequence of the normal course of conducting our business activities. Management considers interest rate risk to be a significant market risk for the Company. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of the Company’s interest-earning assets and interest-bearing liabilities.

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

Our management, guided by ALCO, determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management’s expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors.

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

Table 20 illustrates the expected effect on net interest income (dollars in thousands) for the twelve months following each of the two years-end 2012 and 2011 due to an immediate change in interest rates. Estimated changes set forth below are dependent on material assumptions, such as those previously discussed.

Table 20: Effect on Net Interest Income

	2012		2011
	Change in Net Interest Income		Change in Net Interest Income
	Amount	%	Amount	%
Change in Interest Rates:
+200 basis points	$1,305	2.05%	$(2,074)	(2.95)%
+100 basis points	498	0.78%	(1,118)	(1.59)%
-100 basis points	(2,481)	(3.90)%	(762)	(1.08)%
-200 basis points	N/A	N/A	N/A	N/A

As of December 31, 2012, we project an increase in net interest income in increasing interest rate environments and a decrease in net interest income in decreasing interest rate environments. As of December 31, 2011, we projected a decrease in net interest income in both increasing and decreasing interest rate environments with a more profound effect occurring during a period of increasing interest rates due to the variable rate structure on the majority of our borrowings and the floors on many loans that will cause a delay in any interest income improvement.

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

Caution About Forward-Looking Statements

This Form 10-K contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When or if used in this annual report or any SEC filings, other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “anticipate,” “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “is estimated,” “is projected,” or similar expressions are intended to identify “forward-looking statements.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Therefore, we caution you against relying on any of these forward-looking statements.

For a discussion of the risks, uncertainties, and assumptions that could affect our future events, developments, or results, you should carefully review the risk factors summarized below and the more detailed discussion in the “Risk Factors” section in the 2012 Form 10-K. Our risks include, without limitation, the following:

•	The formal investigation by the SEC may result in penalties, sanctions, or a restatement of our previously issued financial statements;

•	Our success is largely dependent on retaining key management team members;

•

We are not paying dividends on our Common Stock and currently are prevented from doing so. The failure to resume paying dividends on our Common Stock may adversely affect the market price of our Common Stock;

•

We incurred significant losses in 2010, 2011, and 2012. While we expect to return to profitability in 2013, we can make no assurances to that effect. An inability to improve our profitability could adversely affect our operations;

•	Economic, market, or operational developments may negatively impact our ability to maintain required capital levels or otherwise negatively impact our financial condition;

•

Virginia law and the provisions of our Articles of Incorporation and Bylaws could deter or prevent takeover attempts by a potential purchaser of our Common Stock that would be willing to pay you a premium for your shares of our Common Stock;

•

Our ability to maintain adequate sources of funding and liquidity may be negatively impacted by the economic environment which may, among other things, impact our ability to resume the payment of dividends or satisfy our obligations;

•	Our future success is dependent on our ability to compete effectively in the highly competitive banking industry;

•	Sales, or the perception that sales could occur, of large amounts of our Common Stock by our institutional investors may depress our stock price;

•	The concentration of our loan portfolio continues to be in commercial real estate, construction, and equity line lending, which may expose us to greater risk of loss;

•

If the value of real estate in the markets we serve were to decline materially, the value of our foreclosed real estate could decline or a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our loan losses, results of operations, and financial condition;

•

We have had, and may continue to have, large numbers of problem loans, which could increase our losses related to loans. Although problem loans have declined, there is no assurance that they will continue to do so;

•

The determination of the appropriate balance of our allowance for loan losses is merely an estimate of the inherent risk of loss in our existing loan portfolio and may prove to be incorrect. If such estimate is proven to be materially incorrect and we are required to increase our allowance for loan losses, our results of operations, financial condition, and the market price of our Common Stock could be materially adversely affected;

•	We may continue to incur additional losses if we are unable to successfully manage interest rate risk;

•	We may face increasing deposit-pricing pressures, which may, among other things, reduce our profitability;

•	We face a variety of threats from technology-based frauds and scams;

•	Our operations and customers might be affected by the occurrence of a natural disaster or other catastrophic event in our market area;

•

The Company and BOHR have entered into a Written Agreement with the FRB and the Bureau of Financial Institutions that subjects the Company and BOHR to significant restrictions and requires us to designate a significant amount of our resources to complying with the agreement, and it may have a material adverse effect on our operations and the value of our Common Stock;

•

The Company received a grand jury subpoena from the United States Department of Justice, Criminal Division. Although the Company has been advised that it is not a target or a subject of the investigation at this time and we do not believe we will become a target or a subject of the investigation, there can be no assurances as to the timing or eventual outcome of the related investigation;

•

Our business, financial condition, and results of operations are highly regulated and could be adversely affected by new or changed regulations and by the manner in which such regulations are applied by regulatory authorities;

•	Banking regulators have broad enforcement power, but regulations are meant to protect depositors and not investors;

•	The fiscal, monetary, and regulatory policies of the Federal Government and its agencies could have a material adverse effect on our results of operations;

•	Government legislation and regulation may adversely affect our business, financial condition, and results of operations; and

•	The soundness of other financial institutions could adversely affect us.

Our forward-looking statements could be incorrect in light of these risks, uncertainties, and assumptions. The future events, developments, or results described in this report could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this report and you should not expect us to do so.

Use of Non-GAAP Financial Measures

The ratios “book value per common share-tangible,” “shareholders’ equity-tangible,” and “common shareholders’ equity-tangible” are non-GAAP financial measures. The Company believes these measurements are useful in our press releases and other correspondence for investors, regulators, management, and others to evaluate capital adequacy and to compare against other financial institutions. The following is a reconciliation (dollars in thousands, except per share data) of these non-GAAP financial measures with financial measures defined by GAAP.

	December 31, 2012	December 31, 2011
Shareholders’ equity	$184,723	$113,668
Less: intangible assets	2,410	3,751

Shareholders’ equity—tangible	$182,313	$109,917

Common shareholders’ equity	$184,723	$113,668
Less: intangible assets	2,410	3,751

Common shareholders’ equity—tangible	$182,313	$109,917

Shareholders’ equity (average)	$139,862	$157,408
Less: intangible assets (average)	3,065	8,137

Shareholders’ equity—tangible (average)	$136,797	$149,271

Common shareholders’ equity (average)	$139,862	$157,408
Less: intangible assets (average)	3,065	8,137

Common shareholders’ equity—tangible (average)	$136,797	$149,271

Return on average common equity	(17.94)%	(62.65)%
Impact of excluding intangible assts	(0.40)%	(3.41)%

Return on average common equity—tangible	(18.34)%	(66.06)%

Book value per common share	$1.08	$3.29
Impact of excluding intangible assets	(0.01)	(0.11)

Book value per common share—tangible	$1.07	$3.18

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hampton Roads Bankshares, Inc.:

We have audited the accompanying consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Norfolk, Virginia

March 25, 2013

Consolidated Balance Sheets

December 31, 2012 and 2011

(in thousands, except share data)	2012	2011
Assets:
Cash and due from banks	$16,761	$18,241
Interest-bearing deposits in other banks	656	1,295
Overnight funds sold and due from Federal Reserve Bank (“FRB”)	83,800	118,531
Investment securities available for sale, at fair value	276,455	284,470
Restricted equity securities, at cost	18,066	20,057
Loans held for sale	84,068	63,171
Loans	1,432,275	1,504,733
Allowance for loan losses	(48,382)	(74,947)

Net loans	1,383,893	1,429,786
Premises and equipment, net	78,657	87,565
Interest receivable	5,077	6,329
Foreclosed real estate and repossessed assets, net of valuation allowance	32,215	63,613
Intangible assets, net	2,410	3,751
Bank-owned life insurance	53,199	51,579
Other assets	18,835	18,472

Total assets	$2,054,092	$2,166,860

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest-bearing demand	$263,266	$225,458
Interest-bearing:
Demand	519,799	540,262
Savings	59,876	61,218
Time deposits:
Less than $100	393,580	525,291
$100 or more	381,253	445,805

Total deposits	1,617,774	1,798,034
Federal Home Loan Bank borrowings	195,060	195,941
Other borrowings	41,002	40,617
Interest payable	4,882	3,751
Other liabilities	10,651	14,849

Total liabilities	1,869,369	2,053,192

Commitments and contingencies
Shareholders’ equity:
Preferred stock—1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 170,265,150 and 34,561,145 shares issued and outstanding on December 31, 2012 and 2011, respectively	1,703	346
Capital surplus	586,347	492,998
Retained deficit	(411,386)	(386,295)
Accumulated other comprehensive income, net of tax	6,837	6,377

Total shareholders’ equity before non-controlling interest	183,501	113,426
Non-controlling interest	1,222	242

Total shareholders’ equity	184,723	113,668

Total liabilities and shareholders’ equity	$2,054,092	$2,166,860

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2012, 2011, and 2010

(in thousands, except share and per share data)	2012	2011	2010
Interest Income:
Loans, including fees	$74,162	$90,654	$114,596
Investment securities	7,893	9,365	6,749
Overnight funds sold and due from FRB	245	769	850
Interest-bearing deposits in other banks	2	3	4

Total interest income	82,302	100,791	122,199

Interest Expense:
Deposits:
Demand	2,003	3,484	11,653
Savings	78	126	408
Time deposits:
Less than $100	5,197	9,532	14,404
$100 or more	5,308	9,199	11,259

Interest on deposits	12,586	22,341	37,724
Federal Home Loan Bank borrowings	2,259	4,010	5,505
Other borrowings	2,433	2,973	3,011

Total interest expense	17,278	29,324	46,240

Net interest income	65,024	71,467	75,959
Provision for loan losses	14,994	67,850	211,800

Net interest income (expense) after provision for loan losses	50,030	3,617	(135,841)

Noninterest Income:
Service charges on deposit accounts	5,186	5,940	6,587
Mortgage banking revenue	18,403	8,369	11,269
Gain on sale of investment securities available for sale	627	1,481	468
Gain (loss) on sale of premises and equipment	(192)	(58)	165
Gain on sale of insurance company	—	1,251	—
Losses on foreclosed real estate and repossessed assets	(22,650)	(22,096)	(11,228)
Other-than-temporary impairment of securities (includes total other-than-temporary impairment losses of $0, $401, and $67, net of $0, $0, and $0 recognized in other comprehensive income for the years ended December 31, 2012, 2011, and 2010, respectively, before taxes)	—	(401)	(67)
Insurance revenue	—	2,656	4,512
Brokerage revenue	151	300	278
Income from bank-owned life insurance	1,620	1,818	1,858
Other	4,522	4,950	4,796

Total noninterest income	7,667	4,210	18,638

Noninterest Expense:
Salaries and employee benefits	39,321	43,246	45,844
Professional and consultant fees	7,565	11,072	7,418
Occupancy	7,558	9,752	9,006
FDIC insurance	4,609	11,230	4,278
Data processing	3,928	4,640	5,037
Problem loan and repossessed asset costs	3,850	5,668	4,711
Equipment	2,772	3,370	4,034
Other	11,824	14,698	15,004

Total noninterest expense	81,427	103,676	95,332

Loss before provision for income taxes (benefit)	(23,730)	(95,849)	(212,535)
Provision for income taxes (benefit)	(2,182)	2,153	(2,179)

Net loss	(21,548)	(98,002)	(210,356)
Net income attributable to non-controlling interest	3,543	612	983

Net loss attributable to Hampton Roads Bank shares, Inc.	(25,091)	(98,614)	(211,339)
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	—	—	(112,114)

Net loss available to common shareholders	$(25,091)	$(98,614)	$(99,225)

Per Share: (1)
Cash dividends declared	$—	$—	$—

Basic loss	$(0.29)	$(2.90)	$(12.85)

Diluted loss	$(0.29)	$(2.90)	$(12.85)

Basic and diluted weighted average shares outstanding	87,837,369	33,984,795	7,722,817

See accompanying notes to the consolidated financial statements.

(1)	All prior period amounts have been restated to give retroactive effect to the 1 for 25 shares reverse stock split that occurred on April 27, 2011.

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2012, 2011, and 2010

(in thousands)	For the Years Ended
	December 31, 2012		December 31, 2011		December 31, 2010
Net loss		$(21,548)		$(98,002)		$(210,356)
Other comprehensive income, net of tax
Change in unrealized gain/loss on securities available for sale	1,087		7,513		1,559
Reclassification adjustment for securities gain included in net income	(627)		(1,481)		(468)

Other comprehensive income, net of tax		460		6,032		1,091

Comprehensive loss		(21,088)		(91,970)		(209,265)
Comprehensive income attributable to non-controlling interest		3,543		612		983

Comprehensive loss attributable to Hampton Roads Bank shares, Inc.		$(24,631)		$(92,582)		$(210,248)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2012, 2011, and 2010

						Retained Earnings	Accumulated Other Comprehensive	Non-controlling	Total Shareholders’
(in thousands, except share data)	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Capital Surplus	(Deficit)	Income (Loss)	Interest	Equity
Balance at December 31, 2009 As Restated (1)	141,163	$134,970	890,648	$553	$178,684	$(188,448)	$(746)	$—	$125,013
Comprehensive loss:
Net income (loss)	—	—	—	—	—	(211,339)	—	983	(210,356)
Other comprehensive income	—	—	—	—	—	—	1,091	—	1,091
Amortization of fair market value adjustment	—	302	—	—	—	(302)	—	—	—
Preferred stock dividend declared and amortization of preferred stock discount	—	827	—	—	—	679	—	—	1,506
Stock offering, net of issuance costs of $25,000	—	—	28,525,911	286	259,974	—	—	—	260,260
Rights offering	—	—	974,091	10	9,731	—	—	—	9,741
Conversion of preferred stock to common stock	(141,163)	(136,099)	3,001,262	30	24,332	111,737	—	—	—
Change in par value from $0.625 to $0.01	—	—	—	(545)	545	—	—	—	—
Stock-based compensation expense	—	—	—	—	157	—	—	—	157
Forfeiture of non-vested stock	—	—	(436)	—	(38)	—	—	—	(38)
Change in stock financed	—	—	—	—	4,000	—	—	—	4,000
Distributed non-controlling interest	—	—	—	—	—	(8)	—	(571)	(579)

Balance at December 31, 2010	—	$—	33,391,476	$334	$477,385	$(287,681)	$345	$412	$190,795
Comprehensive income:
Net income (loss)	—	—	—	—	—	(98,614)	—	612	(98,002)
Other comprehensive income	—	—	—	—	—	—	6,032	—	6,032
Stock-based compensation expense	—	—	—	—	110	—	—	—	110
Forfeiture of non-vested stock	—	—	(120)	—	—	—	—	—	—
Distributed non-controlling interest	—	—	—	—	—	—	—	(782)	(782)
Stock offering, net of issuance costs of $665	—	—	1,169,789	12	15,503	—	—	—	15,515

Balance at December 31, 2011	—	$—	34,561,145	$346	$492,998	$(386,295)	$6,377	$242	$113,668
Comprehensive income:
Net income (loss)	—	—	—	—	—	(25,091)	—	3,543	(21,548)
Other comprehensive income	—	—	—	—	—	—	460	—	460
Shares issued related to:
Stock offering, net of issuance costs of $2,865	—	—	71,429,459	714	46,421	—	—	—	47,135
Rights offering and standby purchase, net of issuance costs of $1,080	—	—	64,287,848	643	43,278	—	—	—	43,921
Stock-based compensation expense	—	—	—	—	165	—	—	—	165
Common stock surrendered and repurchased	—	—	(13,302)	—	(15)	—	—	—	(15)
Change in stock financed	—	—	—	—	3,500	—	—	—	3,500
Distributed non-controlling interest	—	—	—	—	—	—	—	(2,563)	(2,563)

Balance at December 31, 2012	—	$—	170,265,150	$1,703	$586,347	$(411,386)	$6,837	$1,222	$184,723

See accompanying notes to the consolidated financial statements.

(1)	All prior period amounts have been restated to give retroactive effect to the 1 for 25 shares reverse stock split that occurred on April 27, 2011.

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011, and 2010

(in thousands)	2012	2011	2010
Operating Activities:
Net loss	$(21,548)	$(98,002)	$(210,356)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,050	4,454	5,075
Amortization of intangible assets and fair value adjustments	1,720	615	(726)
Provision for loan losses	14,994	67,850	211,800
Proceeds from mortgage loans held for sale	640,551	386,705	449,253
Originations of mortgage loans held for sale	(661,448)	(427,377)	(459,137)
Stock-based compensation expense	165	110	157
Net amortization of premiums and accretion of discounts on investment securities available for sale	3,835	2,838	1,536
(Gain) loss on sale of premises and equipment	192	58	(165)
Losses on foreclosed real estate and repossessed assets	22,650	22,096	11,228
Gain on sale of investment securities available for sale	(627)	(1,481)	(468)
Gain on sale of insurance company	—	(1,251)	—
Income from bank-owned life insurance	(1,620)	(1,818)	(1,858)
Other-than-temporary impairment of securities	—	401	67
Changes in:
Interest receivable	1,252	949	1,510
Other assets	(363)	18,232	9,878
Interest payable	1,131	107	71
Other liabilities	(4,198)	(7,501)	3,869

Net cash provided by (used in) operating activities	736	(33,015)	21,734

Investing Activities:
Proceeds from maturities and calls of investment securities available for sale	83,988	105,982	28,751
Proceeds from sale of investment securities available for sale	87,518	69,912	2,605
Purchase of investment securities available for sale	(166,239)	(121,859)	(204,189)
Proceeds from sale of restricted equity securities	3,456	4,630	9,147
Purchase of restricted equity securities	(1,465)	(324)	(3,731)
Net decrease in loans	4,422	242,990	212,304
Proceeds from sale of insurance company	—	5,783	—
Purchase of premises and equipment	(2,918)	(2,495)	(1,731)
Proceeds from sale of premises and equipment	7,873	3,952	1,039
Proceeds from sale of foreclosed real estate and repossessed assets	37,425	33,699	9,452

Net cash provided by investing activities	54,060	342,270	53,647

Financing Activities:
Net decrease in deposits	(180,057)	(621,766)	(73,837)
Repayments of Federal Home Loan Bank borrowings	(67)	(15,067)	(11,566)
Repayments of other borrowings	—	(10,000)	—
Distributed non-controlling interest	(2,563)	(782)	(579)
Issuance of stock offering shares, net	47,135	15,515	260,260
Issuance of rights offering shares, net	43,921	—	9,741
Forfeiture of nonvested stock	—	—	(38)
Common stock surrendered and repurchased	(15)	—	—
Preferred stock dividends paid and amortization of preferred stock discount	—	—	1,506

Net cash provided by (used in) financing activities	(91,646)	(632,100)	185,487

Increase (decrease) in cash and cash equivalents	(36,850)	(322,845)	260,868
Cash and cash equivalents at beginning of period	138,067	460,912	200,044

Cash and cash equivalents at end of period	$101,217	$138,067	$460,912

Supplemental cash flow information:
Cash paid for interest	$16,147	$29,217	$46,169
Cash paid for (refunded from) income taxes	(6,043)	(14,666)	1,181
Supplemental non-cash information:
Change in unrealized gain on securities available for sale	$460	$6,032	$1,488
Transfer between loans and other real estate owned	28,677	59,985	71,236
Change in stock financed	(3,500)	—	(4,000)
Unpaid stock issuance costs included in other liabilities	—	—	8,326

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2012, 2011, and 2010

(1)	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Presentation. Hampton Roads Bankshares, Inc. (the “Company”) is a multi-bank holding company incorporated in 2001 under the laws of the Commonwealth of Virginia. The consolidated financial statements of Hampton Roads Bankshares, Inc. include the accounts of the Company and its wholly-owned subsidiaries: Bank of Hampton Roads (“BOHR”), Shore Bank (“Shore” and collectively with BOHR, the “Banks”), and Hampton Roads Investments, Inc., as well as their wholly-owned subsidiaries: Harbour Asset Servicing, Inc.; Gateway Bank Mortgage, Inc.; Gateway Investment Services, Inc.; and Shore Investments, Inc. The Company also owns all of the common stock of Gateway Capital Statutory Trust I, Gateway Capital Statutory Trust II, Gateway Capital Statutory Trust III, and Gateway Capital Statutory Trust IV (collectively, the “Gateway Capital Trusts”). The Gateway Capital Trusts are not consolidated as part of the Company’s consolidated financial statements. However, the junior subordinated debentures issued by the Company to the Gateway Capital Trusts are included in long-term borrowings, and the Company’s equity interest in the Gateway Capital Trusts is included in other assets. Additionally, all significant intercompany balances and transactions have been eliminated in consolidation.

The Company primarily engages in the general community and commercial banking business, targeting the banking needs of individuals and small- to medium-sized businesses in its primary service areas, which include the Hampton Roads region of southeastern Virginia, the Northeastern and Research Triangle regions of North Carolina, the Eastern Shore of Virginia, Maryland, and Delaware, and Richmond, Virginia. The Company’s primary products are traditional loan and deposit banking services. In addition, the Company offers mortgage banking services with loans that are sold in the secondary market and securities brokerage activities via an unaffiliated broker-dealer. In October 2010, the Company terminated its title insurance and settlement services for real estate transactions, and in August 2011, the Company sold its insurance agency business.

On September 28, 2010, the holders of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), approved an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) to effect a reverse stock split of the Common Stock. On March 18, 2011, the Board of Directors of the Company unanimously adopted resolutions approving an amendment to the Articles to effect a 1-for-25 reverse stock split of all outstanding shares of the Common Stock, effective April 27, 2011 (the “Reverse Stock Split”). Shareholders received one new share of Common Stock in replacement of every twenty-five shares they held on that date. The Reverse Stock Split did not change the aggregate value of any shareholder’s shares of Common Stock or any shareholder’s ownership percentage of the Common Stock, except for minimal changes resulting from the treatment of fractional shares. The Company did not issue any fractional shares as a result of the Reverse Stock Split. The number of shares issued to each shareholder was rounded up to the nearest whole number. All previously reported share and per share amounts in the accompanying consolidated financial statements and related notes have been restated to reflect the reverse stock split.

Use of Estimates. The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make assumptions, judgments, and estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred taxes, the valuation of foreclosed real estate, and the fair value of financial instruments.

Summary of Significant Accounting Policies. The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Cash and Due from Bank Accounts. For the purpose of presentation in the consolidated statements of cash flows, the Company considers cash and due from banks, interest-bearing deposits in other banks, and overnight funds sold and due from the Federal Reserve Bank of Richmond (“FRB”) as cash and cash equivalents. Cash and cash equivalents are used for daily cash management purposes, management of short-term interest rate opportunities, and liquidity. The Company is required to maintain average reserve balances in cash with the FRB. The amounts of daily average required reserves for the final weekly reporting period were $18.0 million and $18.1 million at December 31, 2012 and 2011, respectively.

Investment Securities. Except for the restricted equity securities, all investment securities are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Securities are evaluated for possible impairment when the fair value of the security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in the consolidated statements of operations if either we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If, however, we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery, we must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security. If there is credit loss, the loss must be recognized in the consolidated statements of operations and the remaining portion of impairment must be recognized in other comprehensive income. For equity securities, impairment is considered to be other-than-temporary based on our ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in the consolidated statements of operations. We regularly review each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, our best estimate of the present value of cash flows expected to be collected from debt securities, our intention with regard to holding the security to maturity, and the likelihood that we would plan to sell or be required to sell the security before recovery. All identified impairments on investment securities are taken in the periods identified.

Restricted Equity Securities. As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”), FRB, Community Bankers’ Bank, and United Partners Bank. These investments are carried at cost due to the redemption provisions of these entities and the restricted nature of the securities. Management reviews for impairment based on the ultimate recoverability of the cost basis of these stocks.

Loans Held for Sale. The Company originates single family, residential, first lien mortgage loans that have been sold to secondary market investors on a best efforts and mandatory delivery basis. The Company classifies these loans as held for sale. The Company enters into commitments to originate or purchase residential mortgage loans whereby the interest rate of the loan was agreed to prior to funding (“interest rate lock commitments”). Interest rate lock commitments on residential mortgage loans that the Company intends to sell in the secondary market are considered derivatives. These derivatives are carried at fair value with changes in fair value reported as a component of gain on sale of the loans. The Company manages its exposure to changes in fair value associated with these interest rate lock commitments by entering into simultaneous agreements to sell the residential loans shortly after their origination and funding to third party investors.

Under the best efforts basis, loans originated for sale are primarily sold in the secondary market as whole loans. Whole loan sales are executed with the servicing rights being released to the buyer upon the sale, with the gain or loss on the sale equal to the difference between the proceeds received and the carrying value of the loans sold. Under the mandatory delivery basis, mortgage loans held for sale and commitments to borrowers to originate loans at agreed upon interest rates expose the Company to changes in market rates and conditions subsequent to the interest rate lock and funding date. The Company’s risk management strategy related to its interest rate lock commitment derivatives and loans held for sale includes using mortgage-based derivatives such as forward delivery commitments and To-Be-Announced securities in order to mitigate market risk.

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

Loans. The Company grants commercial, real estate, and consumer loans to customers. A substantial portion of the loan portfolio is represented by both commercial and residential mortgage loans throughout Virginia, Maryland, and North Carolina. The ability of the Company’s debtors to honor their contracts is dependent upon several factors, including the value of the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs and any deferred fees or costs on originated or purchased loans. Interest income is accrued on the unpaid principal balance unless the loan is considered impaired (refer to discussion below). Loan origination fees, net of certain direct origination costs, are deferred over the life of the loan and recognized as an adjustment of the related loan yield using the interest method except for lines of credit and loans with terms of 12 months or less where the straight-line method is used. Net fees related to standby letters of credit are recognized over the commitment period. In those instances when a loan prepays, the remaining deferred fee is recognized in the consolidated statements of operations.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, less loans charged off, plus any amounts recovered on loans previously charged off. The provision for loan losses is the amount necessary, in management’s judgment, to maintain the allowance for loan losses at a level it believes sufficient to cover incurred losses in the collection of the Company’s loans. Loans are charged against the allowance when, in management’s opinion, they are deemed wholly or partially uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are determined to be impaired. For those loans, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans. The unallocated component covers uncertainties that could affect management’s estimate of probable losses.

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

Impaired Loans. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain loans are individually evaluated for impairment in accordance with the Company’s ongoing loan review procedures. Smaller balance homogeneous loans are collectively evaluated for impairment. Impaired loans are measured at the present value of their expected future cash flows by discounting those cash flows at the loan’s effective interest rate or at the loan’s observable market price. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. For collateral dependent impaired loans, impairment is measured based upon the fair value of the underlying collateral. The Company will reduce the carrying value of the loan to the estimated fair value of the collateral less estimated selling costs through a charge off to the allowance for loan losses. The Company’s policy is to charge off impaired loans at the time of foreclosure, repossession, or liquidation or at such time any portion of the loan is deemed to be uncollectible and in no case later than 180 days in nonaccrual status. Once a loan is considered impaired, it continues to be considered impaired until the collection of all contractual interest and principal is considered probable or the balance is charged off.

Nonaccrual and Past Due Loans. Loans are placed in nonaccrual status when the collection of principal or interest becomes uncertain, part of the balance has been charged off and no restructuring has occurred, or the loans reach 90 days past due, whichever occurs first. When loans are placed in nonaccrual status, interest receivable is reversed against interest income recognized in the current year. Interest payments received thereafter are applied as a reduction of the remaining principal balance so long as doubt exists as to the ultimate collection of some or all of the contractual principal amount. Loans are removed from nonaccrual status when they become current as to both principal and interest and when the collection of principal and interest is no longer considered doubtful.

Modifications. A restructured or modified loan results in a troubled debt restructuring (“TDR”) when a borrower is experiencing financial difficulty and the creditor grants a concession. TDRs are included in impaired loans and can be in accrual or nonaccrual status. Those in nonaccrual status are returned to accrual status after a period (generally at least six months) of performance under which the borrower demonstrates the ability and willingness to repay the loan.

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

Foreclosed Real Estate and Repossessed Assets. Foreclosed real estate and repossessed assets include real estate acquired in the settlement of loans and other repossessed collateral and is initially recorded at the lower of the recorded loan balance or estimated fair value less estimated disposal costs. At foreclosure, any excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Subsequently, if there is an indicated decline in the estimated fair value of the property, an impairment is recognized through a loss on foreclosed real estate and repossessed assets with an offsetting allowance for losses on foreclosed assets which reduces the carrying value of individual properties. The allowance is only reduced for charge-offs once the property is sold. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. Losses on subsequent impairments recognized and gains and losses upon disposition of foreclosed real estate are recognized in losses on foreclosed real estate and repossessed assets within noninterest income.

Intangible Assets. Acquired intangible assets are recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged. They are amortized over their estimated useful lives ranging from three to eight years.

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

Fair Value. The Company classifies financial assets and liabilities measured at fair value into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuation methodologies for the fair value hierarchy are as follows: obtaining fair value via quoted prices in active markets for identical assets or liabilities (Level 1), having observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities (Level 2), and using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities (Level 3).

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

Revenue Recognition. Revenue earned on interest-earning assets is recognized based on the effective yield of the financial instrument; refer to discussion above under the caption Nonaccrual and Past Due Loans for the Company’s accounting policy for the suspension of interest revenue recognition. Service charges on deposit accounts are recognized as charged. Credit-related fees, including letter of credit fees, are recognized in interest income when earned.

Advertising Costs. Advertising costs are expensed as incurred.

Share-Based Compensation. To account for share-based compensation, the Company uses the fair value method, which requires that compensation cost relating to share-based transactions be recognized in the consolidated financial statements. The fair value of stock options is estimated at the date of grant using a lattice option pricing model. Grants of restricted stock awards and/or units are valued based on closing market price of the Company’s stock on the day of grant. Stock options and restricted stock granted with pro-rata vesting schedules are expensed over the vesting period on a straight-line basis. The Company’s policy is to use authorized and unissued common shares to satisfy all share-based awards when the terms of the award provide that it will be equity settled at the Company’s election. All of the Company’s share-based awards are equity-classified.

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

The impact of a tax position is recognized in the financial statements if it is probable that position is more likely than not to be sustained by the taxing authority. Benefits from tax positions are measured at the highest tax benefit that is greater than 50% likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different from the amounts recorded, the differences (both favorably and unfavorably) impact income tax expense in the period in which the determination is made. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Per Share Data. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the number of weighted average common shares outstanding for the period. Diluted earnings (loss) per share reflects the dilutive effect of stock options using the treasury stock method. For the years ended December 31, 2012, 2011, and 2010, all options were anti-dilutive since the Company had a net loss available to common shareholders.

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

Reclassification. Certain 2011 and 2010 amounts have been reclassified to conform to the 2012 presentation. In 2011 the Company reclassified its segment footnote to separate the “bank” category into “BOHR” and “Shore” as they are considered separate entities. The insurance (for the applicable years), brokerage, and holding company information was combined into “Other.” Additionally, numerous items were restated to give retroactive effect for the 1 for 25 shares reverse stock split that occurred on April 27, 2011.

Recent Accounting Pronouncements

On January 1, 2012, the Company adopted ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which required us to report the level in the fair value hierarchy of assets and liabilities not measured at fair value in the balance sheet but for which fair value is disclosed and to expand existing disclosures.

On January 1, 2012, the Company adopted ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income. The standard required the Company to present comprehensive income in a single continuous statement or in two separate but consecutive statements. The standard was applied retrospectively. The adoption of the new guidance resulted in the addition of new Consolidated Statements of Comprehensive Loss included in the Company’s consolidated financial statements.

On January 1, 2012, the Company adopted the new accounting standards Intangibles – Goodwill and Other, Transfers and Servicing – Repurchase Agreements, and Financial Services – Insurance. The adoption of these new accounting standards did not impact our financial condition or results of operations.

In December 2011, the FASB issued ASU 2011-11, Disclosures About Offsetting Assets and Liabilities that facilitates comparison between U.S. GAAP and IFRS by requiring companies provide enhanced disclosures for financial instruments and derivative instruments to enable users to evaluate the effect or potential effect of netting arrangements. The amendment is to be applied retrospectively for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of the new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

(2)	Regulatory Matters

Effective June 17, 2010, the Company and BOHR entered into a written agreement (herein called the “Written Agreement”) with the FRB and the Bureau of Financial Institutions of the Virginia State Corporation Commission (“Bureau of Financial Institutions”). The Company’s other banking subsidiary, Shore, is not a party to the Written Agreement.

Written Agreement

Under the terms of the Written Agreement, BOHR agreed to develop and submit for approval, within the time periods specified, plans to (a) strengthen board oversight of management and BOHR’s operations, (b) strengthen credit risk management policies, (c) improve BOHR’s position with respect to loans, relationships, or other assets in excess of $2.5 million that are now, or may in the future become, past due more than 90 days, are on BOHR’s problem loan list, or adversely classified in any report of examination of BOHR, (d) review and revise, as appropriate, current policy and maintain sound processes for determining, documenting, and recording an adequate allowance for loan losses, (e) improve management of BOHR’s liquidity position and funds management policies, (f) provide contingency planning that accounts for adverse scenarios and identifies and quantifies available sources of liquidity for each scenario, (g) reduce BOHR’s reliance on brokered deposits, and (h) improve BOHR’s earnings and overall condition.

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

The Company also agreed that it will (a) not make any other form of payment representing a reduction in BOHR’s capital or make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities absent prior regulatory approval, (b) take all necessary steps to correct certain technical violations of law and regulation cited by the FRB, (c) refrain from guaranteeing any debt without the prior written approval of the FRB and the Bureau of Financial Institutions, and (d) refrain from purchasing or redeeming any shares of its stock without the prior written consent of the FRB or the Bureau of Financial Institutions.

Under the terms of the Written Agreement, both the Company and BOHR agreed to submit capital plans to maintain sufficient capital at the Company, on a consolidated basis, and to refrain from declaring or paying dividends absent prior regulatory approval.

To date, the Company and BOHR have complied with the actions required by the FRB and the Bureau of Financial Institutions under the terms of the Written Agreement. The Risk Committee has been appointed to oversee the Company’s compliance with the terms of the Written Agreement and has met quarterly to review compliance. Written plans have been submitted and implemented for strengthening board oversight, strengthening credit risk management practices, improving liquidity, reducing the reliance on brokered deposits, improving capital, and curing the technical violations of law and regulations. The Company has also submitted and implemented written policies and procedures for maintaining an adequate allowance for loan losses and its plans for all foreclosed real estate and nonaccrual and delinquent loans in excess of $2.5 million. Additionally, the Company instituted the required review process for all classified loans. The Company charged off the assets identified as loss from the previous examination. As of December 31, 2012, the Company exceeded the regulatory capital minimums and BOHR and Shore were both considered “well capitalized” under the risk-based capital standards. As a result, management believes the Company and BOHR are in full compliance with the terms of the Written Agreement.

(3)	Capital Raise

During 2012 the Company closed on a capital raise (the “Capital Raise”), which resulted in $95.0 million in gross proceeds for which the Company issued, in the aggregate, 135,717,307 shares of Common Stock at a price of $0.70 per share. The Capital Raise was comprised of three components (i) a private placement, (ii) a rights offering, and (iii) a standby purchase of shares not purchased in the rights offering.

In connection with the first component of the Capital Raise, on May 21, 2012, the Company entered into a standby purchase agreement (the “Standby Purchase Agreement”) with the following entities or their affiliates or managed funds: The Carlyle Group, L.P. (“Carlyle”), Anchorage Capital Group, L.L.C. (“Anchorage”), and CapGen Capital Group VI LP (“CapGen” and, together with Carlyle and Anchorage, the “Investors”). The Standby Purchase Agreement provided for, among other things, the sale of an aggregate of $50.0 million of the Company’s common stock at a price of $0.70 per share to the Investors. On June 27, 2012 the Company closed on the first component of the Capital Raise, the $50.0 million Private Placement (the “Private Placement”), selling a total of 71,429,459 shares of the Company’s common stock at a price of $0.70 per share pursuant to the Investors. In the Private Placement, Carlyle purchased 18,520,757 shares, Anchorage purchased 19,197,431 shares, and CapGen purchased 33,710,394 shares.

In connection with the Private Placement, and as required by the Standby Purchase Agreement, affiliates of the Investors terminated warrants they held to purchase 1,836,302 shares of the Company’s common stock at $10.00 per share. The Investors each received a fee of $1.0 million in cash, for a total payment of $3.0 million, as compensation for performing their respective obligations under the Standby Purchase Agreement in connection with the Private Placement. Each of the Investors was reimbursed for its fees and expenses.

On September 27, 2012, the Company closed on the second component of the Capital Raise, a public common stock rights offering (the “Rights Offering”). The Company issued 21,000,687 shares of Common Stock, at a price of $0.70 per share, to holders of its Common Stock who elected to participate in the Rights Offering. Total proceeds from the Rights Offering were $14.7 million.

In connection with the Rights Offering, the Standby Purchase Agreement provided that the Investors would purchase from the Company, at the subscription price, a portion of the shares, if any, up to an aggregate of 53,518,176 shares, not subscribed for in the Rights Offering (the “Standby Purchase”). On September 27, 2012, pursuant to the terms of the Standby Purchase Agreement, the Company closed on the third component of the Capital Raise where the Investors purchased a total of 43,287,161 shares of the Company’s Common Stock at $0.70 per share. Carlyle purchased 16,007,143 shares, Anchorage purchased 16,007,143 shares, and CapGen purchased 11,272,875 shares. Total proceeds from the Standby Purchase were $30.3 million.

As a result of the Capital Raise and resulting downstream contribution from the Company, BOHR now qualifies as “well capitalized” under all regulatory capital ratios. The Capital Raise resulted in an adjustment to the warrant to purchase Common Stock currently held by the United States Treasury Department (the “Treasury”). The Treasury holds a warrant (the “Treasury Warrant”) that, before the Capital Raise, entitled it to purchase 53,035 shares of Common Stock at an exercise price of $10.00 per share. As a result of the anti-dilution provisions of the Treasury Warrant, the Capital Raise caused the number of shares purchasable under the Treasury Warrant to be adjusted to 757,643 shares of our Common Stock and the exercise price to purchase such shares to be adjusted to $0.70 per share.

(4)	Investment Securities

The amortized cost and fair values of investment securities available for sale (in thousands) at December 31, 2012 and 2011 were as follows.

	2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. agency securities	$31,522	$1,477	$11	$32,988
State and municipal securities	527	104	—	631
Corporate bonds	2,864	89	—	2,953
Mortgage-backed securities—agency	202,024	5,431	261	207,194
Mortgage-backed securities—non-agency	32,161	476	485	32,152
Equity securities	520	44	27	537

Total investment securities available for sale	$269,618	$7,621	$784	$276,455

	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. agency securities	$48,854	$1,101	$35	$49,920
State and municipal securities	529	79	—	608
Corporate bonds	2,811	—	115	2,696
Mortgage-backed securities—agency	224,578	5,688	330	229,936
Equity securities	1,341	1	32	1,310

Total investment securities available for sale	$278,113	$6,869	$512	$284,470

For the year ended December 31, 2012, proceeds from sales of investment securities available for sale were $87.5 million and resulted in net realized gains of $627 thousand. Proceeds from available-for-sale securities totaled $69.9 million and $2.6 million and resulted in realized gains of $1.5 million and $468 thousand for the years ended December 31, 2011 and 2010, respectively.

Unrealized losses

Information pertaining to securities with gross unrealized losses (in thousands) at December 31, 2012 and 2011, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position is as follows.

	2012
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. agency securities	$3,989	$11	$—	$—	$3,989	$11
Mortgage-backed securities—agency	16,957	261	—	—	16,957	261
Mortgage-backed securities—non-agency	13,149	485	—	—	13,149	485
Equity securities	66	12	40	15	106	27

	$34,161	$769	$40	$15	$34,201	$784

	2011
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. agency securities	$9,599	$35	$—	$—	$9,599	$35
Corporate bonds	2,696	115	—	—	2,696	115
Mortgage-backed securities—agency	35,730	281	3,066	49	38,796	330
Equity securities	—	—	89	32	89	32

	$48,025	$431	$3,155	$81	$51,180	$512

Debt securities with unrealized losses totaling $757 thousand at December 31, 2012 included 19 mortgage-backed securities and two U.S. agency securities. The severity and duration of this unrealized loss will fluctuate with interest rates in the economy.

The Company’s unrealized losses on equity securities were caused by what management deems to be transitory fluctuations in market valuation. At December 31, 2012, seven equity securities experienced an unrealized loss totaling $27 thousand compared with nine equity securities with an unrealized loss of $32 thousand at December 31, 2011.

Other-than-temporary impairment (“OTTI”)

Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In determining OTTI, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the security or it is more likely than not that it will be required to sell the security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

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

During 2012 no equity securities were determined to be other-than-temporarily impaired. During 2011 and 2010, equity securities with a cost basis of $586 thousand and $81 thousand, respectively, were determined to be other-than-temporarily impaired. No impairment losses were recognized during 2012. Impairment losses of $401 thousand and $67 thousand were recognized through noninterest income during 2011 and 2010, respectively. No additional amount was included in accumulated other comprehensive income in the equity section of the balance sheet for these securities as of December 31, 2012. Management has evaluated the unrealized losses associated with the remaining equity securities as of December 31, 2012 and, in management’s opinion, the unrealized losses are temporary and it is our intention to hold these securities until their value recovers. A rollforward of the cumulative OTTI losses (in thousands) recognized in earnings for all equity securities for years ended December 31, 2011 and 2012 is as follows.

Balance, December 31, 2010	$719
Less: Realized gains for securities sales	—
Add: Loss where impairment was not previously recognized	309
Add: Loss where impairment was previously recognized	92

Balance, December 31, 2011	1,120
Less: Realized gains for securities sales	(233)
Add: Loss where impairment was not previously recognized	—
Add: Loss where impairment was previously recognized	—

Balance, December 31, 2012	$887

Maturities of investment securities

The amortized cost and fair value by contractual maturity of investment securities available for sale (in thousands) that are not determined to be other-than-temporarily impaired at December 31, 2012 and 2011 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities do not have contractual maturities.

	2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$998	$1,024	$—	$—
Due after one year but less than five years	5,196	5,359	7,293	7,379
Due after five years but less than ten years	9,372	9,759	14,189	14,563
Due after ten years	19,347	20,430	30,713	31,283
Mortgage-backed securities—agency	202,024	207,194	224,577	229,935
Mortgage-backed securities—non-agency	32,161	32,152	—	—
Equity securities	520	537	1,341	1,310

Total available-for-sale securities	$269,618	$276,455	$278,113	$284,470

Federal Home Loan Bank (“FHLB”)

The Company’s investment in FHLB stock totaled $12.0 million at December 31, 2012. FHLB stock is generally viewed as a long-term investment and as a restricted investment security because it is required to be held in order to access FHLB advances (i.e. borrowings). It is carried at cost as there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2012, and no impairment has been recognized.

Federal Reserve Bank (“FRB”) and Other Restricted Stock

The Company’s investment in FRB and other restricted stock totaled $6.1 million at December 31, 2012. FRB stock comprises the majority of this amount and is generally viewed as a long-term investment and as a restricted investment security. It is carried at cost as there is no market for the stock other than the FRB or member institutions.

Pledged securities

Investment securities at fair value (in thousands) that were pledged to secure deposits or outstanding borrowings or were pledged to secure potential future borrowings at December 31, 2012 and 2011 were as follows.

	2012	2011
Public deposits	$21,676	$21,437
Federal Home Loan Bank borrowings	90,054	88,024
Federal Reserve Bank borrowings	856	1,347
Repurchase agreements	12,140	13,154
Housing and Urban Development	245	385
Other	1,283	1,745

	$126,254	$126,092

(5)   Loans and Allowance for Loan Losses

We offer a full range of commercial, real estate, and consumer loans described in further detail below. Our loan portfolio is comprised of the following categories: commercial and industrial, construction, real estate-commercial mortgage, real estate-residential mortgage, and installment. Our primary lending objective is to meet business and consumer needs in our market areas while maintaining our standards of profitability and credit quality and enhancing client relationships. All lending decisions are based upon a thorough evaluation of the financial strength and credit history of the borrower and the quality and value of the collateral securing the loan. With few exceptions, personal guarantees are required on all loans.

Commercial and industrial loans. We make commercial and industrial loans to qualified businesses in our market areas. Commercial and industrial loans are loans to businesses that are typically not collateralized by real estate. Generally, the purpose of commercial and industrial loans is for the financing of accounts receivable, inventory, or equipment and machinery. Repayment of commercial and industrial loans may be more substantially dependent upon the success of the business itself, and therefore, must be monitored more frequently. In order to reduce our risk, the Banks require regular updates of the business’ financial condition, as well as that of the guarantors, and regularly monitor accounts receivable and payable of such businesses when deemed necessary.

Construction loans. Although we currently make new loans to finance construction and land development only on a limited basis, a significant amount of our portfolio contains such loans. We historically made construction loans to individuals and businesses for the purpose of construction of single family residential properties, multi-family properties, and commercial projects as well as the development of residential neighborhoods and commercial office parks. The Company has intentionally reduced its exposure to this category of the loan portfolio since 2009.

Real estate-commercial mortgage loans. We make commercial mortgage loans for the purchase and re-financing of owner-occupied commercial properties as well as non-owner occupied income producing properties. These loans are secured by various types of commercial real estate including office, retail, warehouse, industrial, storage facilities, and other non-residential types of properties. Commercial mortgage loans typically have maturities or are callable from one to five years. Underwriting for commercial mortgages involves an examination of debt service coverage ratios, the borrower’s creditworthiness and past credit history, and the guarantor’s personal financial condition. Underwriting for non-owner occupied commercial mortgages also involves evaluation of the terms of current leases and financial strength of the tenants.

Real estate-residential mortgage loans. We offer a wide range of residential mortgage loans through our Banks and our subsidiary, Gateway Bank Mortgage, Inc. Our residential mortgage loans originated and held by the Banks include first and junior lien mortgage loans, home equity lines of credit, and other term loans secured by first and junior lien mortgages. Residential mortgage loans have historically been lower risk loans in the Banks’ portfolios due to the ease in which the value of the collateral is ascertained, although the risks involved with these loans has been higher than historical averages due to falling home prices and high unemployment in our markets. First mortgage loans are generally made for the purchase of permanent residences, second homes, or residential investment property. Second mortgages and home equity loans are generally for personal, family, and household purposes such as home improvements, major purchases, education, and other personal needs. Mortgages that are secured by a borrower’s primary residence are made on the basis of the borrower’s ability to repay the loan from his or her regular income as well as the general creditworthiness of the borrower. Mortgages secured by residential investment property are made based upon the same guidelines as well as the borrower’s ability to cover any cash flow shortages during the marketing of such property for rent.

Installment loans. Installment loans are made on a regular basis for personal, family, and general household purposes. More specifically, we make automobile loans, home improvement loans, loans for vacations, and debt consolidation loans. While consumer financing may entail greater collateral risk than real estate financing on a per loan basis, the relatively small principal balance of each loan mitigates the risk associated with this segment of the portfolio. In December 2012 we purchased a portfolio of $39.6 million of loans secured by boats that are classified as installment loans.

The total of our loans (in thousands) by segment at December 31, 2012 and 2011 are as follows.

	2012	2011
Commercial and Industrial	$267,080	$256,058
Construction	206,391	284,984
Real estate—commercial mortgage	530,042	522,052
Real estate—residential mortgage	372,591	414,957
Installment	56,302	26,525
Deferred loan fees and related costs	(131)	157

Total loans	$1,432,275	$1,504,733

Allowance for Loan Losses

The purpose of the allowance for loan losses is to provide for potential losses inherent in our loan portfolio. Management regularly reviews the loan portfolio to determine whether adjustments are necessary to maintain an allowance for loan losses sufficient to absorb losses. The allowance consists of specific, general, and unallocated components. The specific component of our allowance for loan losses relates to loans that are determined to be impaired and, therefore, individually evaluated for impairment. The general component relates to loans not designated for a specific allowance and are collectively evaluated for impairment. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.

Loss factors are calculated using quantitative and qualitative data and then are applied to each of the loan segments to determine a reserve level for various subsets of each of the five segments of loans. While portions of the allowance are attributable to specific portfolio segments, the entire allowance is available to absorb credit losses inherent in the total loan portfolio.

A rollforward of the activity (in thousands) within the allowance for loan losses by loan type and recorded investment in loans for the years ended December 31, 2012 and 2011 is as follows.

	2012
			Real Estate—
	Commercial and Industrial	Construction	Commercial Mortgage	Residential Mortgage	Installment	Unallocated	Total
Allowance for loan losses:

Beginning balance	$13,605	$24,826	$17,101	$12,060	$2,067	$5,288	$74,947
Charge-offs	(18,489)	(10,965)	(11,462)	(9,033)	(603)		(50,552)
Recoveries	1,140	4,387	2,397	848	221		8,993
Provision	9,997	(2,520)	1,826	6,078	(798)	411	14,994

Ending balance	$6,253	$15,728	$9,862	$9,953	$887	$5,699	$48,382

Ending balance: attributable to loans individually evaluated for impairment	$2,005	$5,318	$3,193	$4,112	$155		$14,783

Recorded investment: loans individually evaluated for impairment	$23,485	$34,764	$49,374	$32,928	$436

Ending balance: attributable to loans collectively evaluated for impairment	$4,248	$10,410	$6,669	$5,841	$732	$5,699	$33,599

Recorded investment: loans collectively evaluated for impairment	$243,595	$171,627	$480,668	$339,663	$55,866

	2011
			Real Estate—
	Commercial and Industrial	Construction	Commercial Mortgage	Residential Mortgage	Installment	Unallocated	Total
Allowance for loan losses:

Beginning balance	$18,610	$83,052	$25,426	$17,973	$3,400	$8,792	$157,253
Charge-offs	(19,005)	(97,036)	(23,760)	(15,403)	(1,386)		(156,590)
Recoveries	1,834	2,229	1,382	694	295		6,434
Provision	12,166	36,581	14,053	8,796	(242)	(3,504)	67,850

Ending balance	$13,605	$24,826	$17,101	$12,060	$2,067	$5,288	$74,947

Ending balance: attributable to loans individually evaluated for impairment	$6,160	$9,637	$4,486	$5,382	$38		$25,703

Recorded investment: loans individually evaluated for impairment	$39,514	$72,053	$60,809	$38,965	$292

Ending balance: attributable to loans collectively evaluated for impairment	$7,445	$15,189	$12,615	$6,678	$2,029	$5,288	$49,244

Recorded investment: loans collectively evaluated for impairment	$216,544	$212,931	$461,243	$375,992	$26,233

Management believes the allowance for loan losses as of December 31, 2012 is adequate to absorb losses inherent in the portfolio and is directionally consistent with the change in the quality of our loan portfolio. However, the allowance is subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Such agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available at the time of the examinations.

Impaired Loans

A loan is considered impaired when it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of payments expected to be received using the historical effective loan rate as the discount rate. For collateral dependent impaired loans, impairment is measured based upon the fair value of the underlying collateral. Management considers a loan to be collateral dependent when repayment of the loan is expected solely from the sale or liquidation of the underlying collateral. The Company’s policy is to charge off collateral dependent impaired loans at the earlier of foreclosure, repossession, or liquidation or at such time any portion of the loan is deemed to be uncollectable and in no case later than 180 days in nonaccrual status. The Company will reduce the carrying value of the loan to the estimated fair value of the collateral less estimated selling costs through a charge off to the allowance for loan losses. For loans that are not collateral dependent, impairment is measured using discounted cash flows. Total impaired loans were $141.0 million and $211.6 million at December 31, 2012 and 2011, respectively, the majority of which were considered collateral dependent, and therefore, measured based upon the fair value of the underlying collateral.

Impaired loans for which no allowance is provided totaled $84.8 million and $115.0 million at December 31, 2012 and 2011. Loans written down to their estimated fair value of collateral less the costs to sell account for $54.0 million and $52.9 million of the impaired loans for which no allowance has been provided as of December 31, 2012 and 2011, respectively, and the average age of appraisals for these loans is 0.66 years at December 31, 2012. The remaining impaired loans for which no allowance is provided are fully covered by the value of the collateral, and therefore, no additional loss is expected on these loans.

The following charts show impaired loans (in thousands) by class as of December 31, 2012 and 2011.

	2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial & Industrial	$20,388	$28,576	$—	$21,860	$18
Construction
1-4 family residential construction	2,328	2,925	—	2,342	—
Commercial construction	17,739	42,591	—	19,281	4
Real estate
Commercial Mortgage
Owner occupied	21,277	26,246	—	19,163	323
Non-owner occupied	7,639	17,426	—	7,830	156
Residential Mortgage
Secured by 1-4 family, 1st lien	8,302	10,966	—	8,686	3
Secured by 1-4 family, junior lien	6,870	10,597	—	7,569	24
Installment	220	469	—	221	6

	$84,763	$139,796	$—	$86,952	$534

With an allowance recorded:
Commercial & Industrial	$3,097	$3,103	$2,005	$3,247	$39
Construction
1-4 family residential construction	—	—	—	—	—
Commercial construction	14,697	16,418	5,318	16,247	233
Real estate
Commercial Mortgage
Owner occupied	13,961	13,998	2,417	15,531	318
Non-owner occupied	6,497	6,497	776	6,516	260
Residential Mortgage
Secured by 1-4 family, 1st lien	13,873	14,082	2,645	14,195	544
Secured by 1-4 family, junior lien	3,883	3,899	1,467	3,927	140
Installment	216	217	155	217	5

	$56,224	$58,214	$14,783	$59,880	$1,539

Total:
Commercial & Industrial	$23,485	$31,679	$2,005	$25,107	$57
Construction	34,764	61,934	5,318	37,870	237
Real estate-commercial mortgage	49,374	64,167	3,193	49,040	1,057
Real estate-residential mortgage	32,928	39,544	4,112	34,377	711
Installment	436	686	155	438	11

Total	$140,987	$198,010	$14,783	$146,832	$2,073

	2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial & Industrial	$29,281	$36,244	$—	$30,249	$1,491
Construction
1-4 family residential construction	3,774	5,146	—	3,890	—
Commercial construction	34,441	73,369	—	35,229	187
Real estate
Commercial Mortgage
Owner occupied	17,663	21,225	—	18,213	380
Non-owner occupied	11,312	24,170	—	11,716	305
Residential Mortgage
Secured by 1-4 family, 1st lien	13,705	15,524	—	14,238	131
Secured by 1-4 family, junior lien	4,580	6,828	—	4,709	3
Installment	242	627	—	250	—

	$114,998	$183,133	$—	$118,494	$2,497

With an allowance recorded:
Commercial & Industrial	$10,233	$10,647	$6,160	$10,476	$34
Construction
1-4 family residential construction	6,454	6,504	2,387	6,722	237
Commercial construction	27,384	60,330	7,250	28,833	168
Real estate
Commercial Mortgage
Owner occupied	27,441	27,503	3,641	27,679	824
Non-owner occupied	4,393	6,008	845	4,432	—
Residential Mortgage
Secured by 1-4 family, 1st lien	18,617	19,061	4,225	18,756	767
Secured by 1-4 family, junior lien	2,063	2,171	1,157	2,150	10
Installment	50	50	38	54	—

	$96,635	$132,274	$25,703	$99,102	$2,040

Total:
Commercial & Industrial	$39,514	$46,891	$6,160	$40,725	$1,525
Construction	72,053	145,349	9,637	74,674	592
Real estate-commercial mortgage	60,809	78,906	4,486	62,040	1,509
Real estate-residential mortgage	38,965	43,584	5,382	39,853	911
Installment	292	677	38	304	—

Total	$211,633	$315,407	$25,703	$217,596	$4,537

Non-performing Assets

Non-performing assets consist of loans 90 days past due and still accruing interest, nonaccrual loans, and foreclosed real estate and repossessed assets. Total non-performing assets were $130.7 million or 6% of total assets at December 31, 2012 compared with $196.9 million or 9% of total assets at December 31, 2011. Non-performing assets (in thousands) as of December 31, 2012 and 2011 were as follows.

	2012	2011
Loans 90 days past due and still accruing interest	$1,024	$84
Nonaccrual loans, including nonaccrual impaired loans	97,411	133,161
Foreclosed real estate and repossessed assets	32,215	63,613

Non-performing assets	$130,650	$196,858

Nonaccrual and Past Due Loans

The Company generally places loans on nonaccrual status when the collection of contractually owed principal or interest becomes uncertain, part of the balance has been charged off and no restructuring has occurred, or the loans reach 90 days past due, whichever comes first. When loans are placed on nonaccrual status, interest receivable is reversed against interest income recognized in the current year, and any prior year unpaid interest is charged off against the allowance for loan losses. Interest payments received thereafter are applied as a reduction of the remaining principal balance so long as doubt exists as to the ultimate collection of the principal. Loans are removed from nonaccrual status when they become current as to both principal and interest and when the collection of principal or interest is no longer doubtful. A reconciliation of non-performing loans to impaired loans (in thousands) for years ended December 31, 2012 and 2011 is as follows.

	2012	2011
Loans 90 days past due and still accruing interest	$1,024	$84
Nonaccrual loans, including nonaccrual impaired loans	97,411	133,161

Total non-performing loans	98,435	133,245
TDRs on accrual	16,945	21,168
Impaired loans on accrual	25,607	57,220

Total impaired loans	$140,987	$211,633

Nonaccrual loans were $97.4 million at December 31, 2012 compared to $133.2 million at December 31, 2011. If income on nonaccrual loans had been recorded under original terms, $6.7 million and $29.7 million of additional interest income would have been recorded in 2012 and 2011, respectively.

Age Analysis of Past Due Loans

An age analysis of past due loans (in thousands) as of December 31, 2012 and 2011 is as follows.

	2012
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment >90 Days and Accruing
Commercial & Industrial	$402	$141	$23,436	$23,979	$243,101	$267,080	$1,024
Construction
1-4 family residential construction	—	—	2,328	2,328	15,181	17,509	—
Commercial construction	973	780	26,177	27,930	160,952	188,882	—
Real estate
Commercial Mortgage
Owner occupied	1,882	87	19,920	21,889	269,863	291,752	—
Non-owner occupied	50	—	5,112	5,162	233,128	238,290	—
Residential Mortgage
Secured by 1-4 family, 1st lien	3,098	3,394	15,918	22,410	202,641	225,051	—
Secured by 1-4 family, junior lien	527	421	5,289	6,237	141,303	147,540	—
Installment	3	11	255	269	56,033	56,302	—
Deferred loan fees and related costs	—	—	—	—	(131)	(131)	—

Total	$6,935	$4,834	$98,435	$110,204	$1,322,071	$1,432,275	$1,024

	2011
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment >90 Days and Accruing
Commercial & Industrial	$1,715	$2,179	$17,097	$20,991	$235,067	$256,058	$—
Construction
1-4 family residential construction	594	—	4,415	5,009	18,522	23,531	—
Commercial construction	2,490	2,069	54,593	59,152	202,301	261,453	—
Real estate
Commercial Mortgage
Owner occupied	1,145	861	23,250	25,256	280,745	306,001	—
Non-owner occupied	3,647	193	9,076	12,916	203,135	216,051	—
Residential Mortgage
Secured by 1-4 family, 1st lien	8,979	1,698	18,185	28,862	222,148	251,010	—
Secured by 1-4 family, junior lien	1,069	228	6,337	7,634	156,313	163,947	—
Installment	78	56	292	426	26,099	26,525	84
Deferred loan fees and related costs	—	—	—	—	157	157	—

Total	$19,717	$7,284	$133,245	$160,246	$1,344,487	$1,504,733	$84

Credit Quality

As a result of the deteriorating economy during 2009 and 2010, problem loans and non-performing loans rose and led to significant increases to the allowance for loan losses and related provision expense. During 2011 and 2012, the Company had a significant reduction in newly identified problem loans and continued declines in loans outstanding, which was partially due to significant charge-offs recorded, and, as a result, we decreased the provision for loan losses significantly.

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

The internal rating system is a series of grades reflecting management’s risk assessment, based on its analysis of the borrower’s financial condition. The “pass” category consists of a range of loan grades that reflect increasing, though still acceptable, risk. Movement of risk through the various grade levels in the “pass” category is monitored for early identification of credit deterioration. The “special mention” rating is attached to loans where the borrower exhibits material negative financial trends due to company specific or systematic conditions that, if left uncorrected, threaten its capacity to meet its debt obligations and the borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. It is a transitional grade that is closely monitored for improvement or deterioration. The “substandard” rating is applied to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists. Loans are placed in “nonaccrual” status when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment. The following tables provide information (in thousands) on December 31, 2012 and 2011 about the credit quality of the loan portfolio using the Company’s internal rating system as an indicator.

	2012
	Pass	Special Mention	Substandard	Nonaccrual Loans	Total
Commercial & Industrial	$228,441	$8,560	$7,667	$22,412	$267,080
Construction
1-4 family residential construction	12,613	1,294	1,274	2,328	17,509
Commercial construction	98,084	25,513	39,108	26,177	188,882
Real estate
Commercial Mortgage
Owner occupied	212,589	39,003	20,240	19,920	291,752
Non-owner occupied	181,728	39,622	11,828	5,112	238,290
Residential Mortgage
Secured by 1-4 family, 1st lien	167,068	22,433	19,632	15,918	225,051
Secured by 1-4 family, junior lien	132,248	5,656	4,347	5,289	147,540
Installment	49,975	1,202	4,870	255	56,302
Deferred loan fees and related costs	(131)	—	—	—	(131)

Total	$1,082,615	$143,283	$108,966	$97,411	$1,432,275

	2011
	Pass	Special Mention	Substandard	Nonaccrual Loans	Total
Commercial & Industrial	$177,347	$27,916	$33,698	$17,097	$256,058
Construction
1-4 family residential construction	9,483	482	9,151	4,415	23,531
Commercial construction	119,885	53,660	33,315	54,593	261,453
Real estate
Commercial Mortgage
Owner occupied	203,974	44,669	34,108	23,250	306,001
Non-owner occupied	152,829	41,636	12,510	9,076	216,051
Residential Mortgage
Secured by 1-4 family, 1st lien	183,243	30,424	19,158	18,185	251,010
Secured by 1-4 family, junior lien	145,495	4,695	7,420	6,337	163,947
Installment	17,913	3,881	4,523	208	26,525
Deferred loan fees and related costs	157	—	—	—	157

Total	$1,010,326	$207,363	$153,883	$133,161	$1,504,733

Modifications

All restructured loans are not necessarily considered TDRs. A restructured loan results in a TDR when two conditions are present 1) a borrower is experiencing financial difficulty and 2) a creditor grants a concession, such as a reduction of stated interest rate less than the current market interest rate for the remaining original life of the debt, extension of maturity date and/or dates at a stated interest rate lower than the current market rate for new debt with similar risk, reduction of face amount or maturity amount of the debt as stated in the instrument or other agreement, or reduction of accrued interest. A concession may also include a transfer from the debtor to the creditor of receivables from third parties, real estate, or other assets to satisfy fully or partially a debt or an issuance or other granting of an equity interest to the creditor by the debtor to satisfy fully or partially a debt unless the equity interest is granted pursuant to existing terms for converting the debt into an equity interest. Additionally, it is necessary for the Company to expect to collect all amounts due.

As of December 31, 2012 and 2011, loans classified as TDRs were $34.7 million and $45.3 million, respectively. All of these were included in the impaired loan disclosure. Of this amount, $17.0 million was accruing and $17.7 million was nonaccruing at December 31, 2012 and $21.1 million was accruing and $24.2 million was nonaccruing at December 31, 2011. Loans that are on nonaccrual status at the time of the restructuring generally remain on nonaccrual status for approximately six months before management considers whether such loans may return to accrual status. TDRs in nonaccrual status are returned to accrual status after a period of performance under which the borrower demonstrates the ability and willingness to repay the loan in accordance with the modified terms. For the year ended December 31, 2012, $546 thousand of the nonaccrual TDRs were returned to accrual status; $316 thousand of the nonaccrual TDRs were returned to accrual status during the year ended December 31, 2011.

At a minimum, TDRs are reported as such during the calendar year in which the restructuring or modification takes place. In subsequent years, troubled debt restructured loans may be removed from this disclosure classification if the loan did not involve a below market rate concession and the loan is not deemed to be impaired based on the terms specified in the restructuring agreement. The Company had one commercial construction loan for $1.1 million, one commercial real estate loan for $346 thousand, and one commercial and industrial loan for $101 thousand that met these qualifications and, therefore, were removed from TDR status during 2012.

The following table shows the loans (in thousands, except number of contracts) that were determined by management to be TDRs during the years ended December 31, 2012 and 2011. These tables include modifications made to existing TDRs as well as new modifications that are considered TDRs.

	2012
	Rate (1)			Structure
Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial & Industrial	2	$902	$890	—	$—	$—
Construction
1-4 family residential construction	—	—	—	—	—	—
Commercial construction	—	—	—	—	—	—
Real estate
Commercial Mortgage
Owner occupied	—	—	—	1	5,300	5,198
Non-owner occupied	—	—	—	—	—	—
Residential Mortgage
Secured by 1-4 family, 1st lien	—	—	—	1	218	218
Secured by 1-4 family, junior lien	—	—	—	—	—	—
Installment	—	—	—	—	—	—

Total	2	$902	$890	2	$5,518	$5,416

(1)	Includes TDRs made with a below market rate that also includes a modification of loan structure.

	2011
	Rate (1)			Structure
Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial & Industrial	—	$—	$—	—	$—	$—
Construction
1-4 family residential construction	—	—	—	—	—	—
Commercial construction	2	572	562	5	1,329	1,354
Real estate
Commercial Mortgage
Owner occupied	—	—	—	4	2,419	2,249
Non-owner occupied	1	4,965	5,076	—	—	—
Residential Mortgage
Secured by 1-4 family, 1st lien	1	316	316	4	1,449	1,417
Secured by 1-4 family, junior lien	—	—	—	—	—	—
Installment	—	—	—	—	—	—

Total	4	$5,853	$5,954	13	$5,197	$5,020

(1)	Includes TDRs made with a below market rate that also includes a modification of loan structure.

The following table shows the balances (in thousands, except number of contracts) as of December 31, 2012 and 2011 for loans modified as TDRs within the previous twelve months and for which there was a payment default during the period. The Company defines payment default as movement of the TDR to nonaccrual status.

	2012		2011
Troubled Debt Restructurings That Subsequently Defaulted	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Commercial & Industrial	—	$—	—	$—
Construction
1-4 family residential construction	—	—	1	1,598
Commercial construction	6	1,740	—	—
Real estate
Commercial Mortgage
Owner occupied	—	—	1	3,628
Non-owner occupied	—	—	—	—
Residential Mortgage
Secured by 1-4 family, 1st lien	1	650	18	3,006
Secured by 1-4 family, junior lien	—	—	—	—
Installment	—	—	—	—

Total	7	$2,390	20	$8,232

The Company had no commitments to lend additional funds to debtors owing receivables whose terms have been modified in TDRs at December 31, 2012 and 2011.

(6)	Derivative Instruments

Derivatives are a financial instrument whose value is based on one or more underlying assets. The Company originates residential mortgage loans for sale into the secondary market on both a “best efforts” and a “mandatory delivery” basis. In connection with the underwriting process, the Company enters into commitments to “lock-in” the interest rate of the loan with the borrower prior to funding (“interest rate lock commitments”). Generally, such interest rate lock commitments are for periods less than 60 days. These interest rate lock commitments are considered derivatives. The Company manages its exposure to changes in fair value associated with these interest rate lock commitments by entering into simultaneous agreements to sell the residential loans shortly after their origination and funding to third party investors. At December 31, 2012 and 2011, the Company had loans held for sale of $84.1 million and $63.2 million, respectively.

Under the contractual relationship in the “best efforts” method, the Company is obligated to sell the loans only if the loans close. As a result of the terms of these contractual relationships, the Company is not exposed to losses nor will it realize gains related to its rate-lock commitments due to subsequent changes in interest rates. At December 31, 2012 and 2011, the Company had rate-lock commitments to originate residential mortgage loans (unfunded par amount of loans) on a “best efforts” basis in the amount of $94.5 million and $44.6 million, respectively.

Beginning in September 2012, the Company began selling some of its mortgage loan production on a “mandatory delivery” basis and using derivative instruments to manage the resulting interest rate risk. These derivatives are entered into as balance sheet risk management instruments, and therefore, are not designated as an accounting hedge. Under the “mandatory delivery” approach, mortgage loans held for sale and commitments to borrowers to originate loans at agreed upon interest rates expose the Company to changes in market rates and conditions subsequent to the interest rate lock commitment until the loans are delivered to the investor. The Company uses mortgage-based derivatives such as forward delivery commitments and To-Be-Announced securities in order to mitigate this market risk. For the year ended December 31, 2012, the Company recorded a gain totaling $7 thousand related to mandatory derivatives which was included in the gain on the carrying value of the underlying loans and interest rate lock commitments totaling $469 thousand. Gains and losses on the Company’s derivative instruments are included within “mortgage banking revenue” on the Consolidated Statement of Operations. There were no such instruments utilized in 2011.

(7)	Premises, Equipment, and Leases

Premises and equipment (in thousands) at December 31, 2012 and 2011 are summarized as follows.

	2012	2011
Land	$26,823	$29,433
Buildings and improvements	54,846	57,396
Leasehold improvements	2,187	2,384
Equipment, furniture, and fixtures	16,535	15,435
Construction in progress	245	967

	100,636	105,615
Less accumulated depreciation and amortization	(21,979)	(18,050)

Premises and equipment, net	$78,657	$87,565

Depreciation and leasehold amortization expense for the years ended December 31, 2012, 2011, and 2010 was $4.1 million, $4.4 million, and $5.0 million, respectively.

The Company leases land and buildings upon which certain of its operating facilities and financial center facilities are located. These leases expire at various dates through August 31, 2049. Additionally, the Company has the option to purchase the land upon which one of our North Carolina branches is built at the end of the twenty-year lease on December 31, 2018 at a cost of $300 thousand.

Various facilities and equipment are leased under noncancellable operating leases with initial remaining terms in excess of one year with options for renewal. In addition to minimum rents, certain leases have escalation clauses and include provisions for additional payments to cover taxes, insurance, and maintenance. The effects of the scheduled rent increases, which are included in the minimum lease payments, are recognized on a straight-line basis over the lease term. Rental expense was $2.5 million for 2012 compared to $4.1 million for 2011 and $3.3 million for 2010.

Future minimum lease payments (in thousands), by year and in the aggregate, under noncancellable operating leases at December 31, 2012 were as follows.

2013	$2,334
2014	2,101
2015	1,939
2016	1,868
2017	1,904
Thereafter	16,671

$26,817

The Company has entered into contracts as lessor for excess office space. Future minimum lease payments receivable under noncancelable leasing arrangements at December 31, 2012 were not material.

(8)   Intangible Assets

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

A summary of intangible assets (in thousands) as of December 31, 2012 and 2011 is as follows.

	2012		2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Core deposit intangible	$8,037	$5,635	$8,105	$4,381
Employment contract intangible	95	87	1,130	1,103
Insurance book of business intangible	—	—	—	—

Total intangible assets	$8,132	$5,722	$9,235	$5,484

The weighted-average amortization period for core deposit intangible is 6.6 years and employment contract intangible is 5.0 years.

The aggregate amortization expense for intangible assets with finite lives for the year ended December 31, 2012 was $1.3 million compared to $1.8 million in 2011 and $2.0 million for 2010. The estimated aggregate annual amortization expense (in thousands) for the years subsequent to December 31, 2012 is as follows.

2013	$973
2014	594
2015	594
2016	249

Total	$2,410

(9)   Foreclosed Real Estate and Repossessed Assets

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses (in thousands) on foreclosed assets at December 31, 2012, 2011, and 2010 is as follows.

	2012	2011	2010
Balance at beginning of year	$20,022	$9,533	$356
Provision for losses	14,126	17,196	10,925
Charge-offs	(15,048)	(6,707)	(1,748)

Balance at end of year	$19,100	$20,022	$9,533

Expenses (in thousands) applicable to foreclosed real estate and repossessed assets for years ended December 31, 2012, 2011, and 2010 include the following.

	2012	2011	2010
Losses on sale of foreclosed real estate	$8,524	$4,900	$303
Provision for losses	14,126	17,196	10,925
Operating expenses	3,098	4,226	2,078

Total	$25,748	$26,322	$13,306

(10)   Deposits

Deposits are the primary source of funds for use in lending and general business purposes. Our balance sheet growth is largely determined by the availability of deposits in our markets and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Total deposits at December 31, 2012 were $1.6 billion, a decrease of $180.3 million or 10% over the $1.8 billion reported at December 31, 2011. The decrease is a result of decreases in interest-bearing demand deposits of $20.5 million, time deposits under $100 thousand of $131.7 million, and time deposits over $100 thousand of $64.6 million, partially offset by an increase of $37.8 million in noninterest-bearing demand deposits. Declines in deposits resulted from branch sales and the Company’s strategy of reducing interest rates in an effort to improve earnings and reduce excess liquidity. The scheduled maturities of time deposits (in thousands) at December 31, 2012 and 2011 were as follows.

	2012		2011
	Time Deposits	Time Deposits	Time Deposits	Time Deposits
	Less than $100	$100 or More	Less than $100	$100 or More
Maturity of:
3 months or less	$64,055	$81,606	$111,321	$71,617
3 months - 6 months	56,166	46,268	111,476	123,045
6 months - 12 months	88,083	83,164	154,798	94,025
1 year - 2 years	82,638	76,695	85,628	91,076
2 years - 3 years	13,697	39,203	13,552	21,204
3 years - 4 years	62,696	31,836	8,660	11,614
4 years - 5 years	24,234	21,608	37,624	32,396
Over 5 years	2,011	873	2,232	828

	$393,580	$381,253	$525,291	$445,805

Total brokered deposits were $63.4 million and $97.5 million at December 31, 2012 and 2011, respectively. According to the Written Agreement, BOHR is restricted from accepting new brokered deposits above the amount it had when it entered into the agreement. Of these brokered funds $9.4 million and $15.2 million were interest-bearing demand deposits and the remaining $54.0 million and $82.3 million were time deposits at December 31, 2012 and 2011, respectively.

(11)   Borrowings

As a member of the FHLB, the Company may borrow funds based on criteria established by the FHLB. The FHLB may call these borrowings prior to maturity if the collateral balance falls below the borrowing level. The borrowing arrangements with the FHLB could be either short- or long-term depending on our related costs and needs. Total credit lines with the FHLB and available to the Company were $223.1 million at December 31, 2012. At December 31, 2012 and 2011, the Company had loans from the FHLB totaling $195.1 million and $195.9 million, respectively. At December 31, 2012 and 2011, all our FHLB borrowings were long-term. Interest is payable on a monthly basis until maturity in periods between January 2014 and September 2015. The carrying value (in thousands) of maturities of FHLB borrowings at December 31, 2012 was as follows.

2014	$27,583
2015	167,477

$195,060

To promote liquidity and enhance current earnings by way of reduction in interest expense, and after a review of the Company’s current level of assumed interest rate risk, the Company modified certain advances with the FHLB during 2011. A majority of the Company’s existing fixed-rate advances were restructured as floating rate obligations at a fixed spread to three-month LIBOR with maturities ranging from 2.75 to 4 years.

FHLB borrowings carry a weighted-average interest rate of 1.16% as of December 31, 2012 (including the impact of purchase accounting adjustments). The FHLB borrowings were collateralized with residential real estate loans, commercial real estate loans, and investment securities. The principal balance due, excluding acquisition fair value adjustments, of FHLB borrowings in aggregate was $193.1 million at December 31, 2012.

The Company also maintains federal funds lines with one regional banking institution and through the FRB Discount Window. These available lines totaled approximately $40.9 million and $58.1 million at December 31, 2012 and 2011, respectively. The lines were not utilized for borrowing purposes at December 31, 2012 or 2011.

Reverse Repurchase Agreement

The Company has one reverse repurchase agreement that has an original principal balance of $10.0 million and is collateralized with mortgage-backed securities with a similar fair value. It has a seven-year term with a repurchase date of August 1, 2013. The interest rate of this agreement is a variable rate of 9.85% minus three-month LIBOR (0.31% at December 31, 2012), not to exceed 5.85%. The applicable interest rate in effect at December 31, 2012 was 5.85%. The agreement is callable by the counterparty on a quarterly basis. The carrying value of this agreement as of December 31, 2012 was $10.1 million.

Trust Preferred Securities

The Company has four placements of trust preferred securities. The carrying amount and par amount (in thousands) is as follows:

	Carrying Amount	Par Amount	Interest Rate	Redeemable On Or After	Mandatory Redemption
Gateway Capital Statutory Trust I	$5,413	$8,428	LIBOR + 3.10%	September 17, 2008	September 17, 2033
Gateway Capital Statutory Trust II	4,444	7,217	LIBOR + 2.65%	July 17, 2009	June 17, 2034
Gateway Capital Statutory Trust III	7,919	15,464	LIBOR + 1.50%	May 30, 2011	May 30, 2036
Gateway Capital Statutory Trust IV	13,164	25,774	LIBOR + 1.55%	July 30, 2012	July 30, 2037

LIBOR in the table above refers to three-month LIBOR. In all four trusts, the trust issuer has invested the total proceeds from the sale of the trust preferred securities in junior subordinated deferrable interest debentures issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. In January 2010, the Company exercised its right to defer all quarterly distributions on the trust preferred securities. Interest payable continues to accrue during the deferral period and interest on the deferred interest also accrues, both of which must be paid at the end of the deferral period and totaled $4.2 million at December 31, 2012. Prior to the expiration of the deferral period, the Company has the right to further defer interest payments provided that no deferral period, together with all principal deferrals, exceeds 20 consecutive quarters and that no event of default (as defined by the terms of the applicable Trust Preferred Securities) has occurred and is continuing at the time of the deferral. The Company was not in default with respect to the terms of the Trust Preferred Securities at the time the quarterly payments were deferred and such deferrals did not cause an event of default under the terms of the Trust Preferred Securities. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to our senior and subordinated indebtedness. The aggregate carrying value of these debentures as of December 31, 2012 was $30.9 million. The difference between the par amounts and the carrying amounts of the debentures is amortized using the interest method as an adjustment to interest expense each period. Effective interest rates used by the Company as of December 31, 2012 were between 5.90% and 6.93%.

(12)   The Amended TARP

On December 31, 2008 as part of the Treasury’s Capital Purchase Program (“TARP”), the Company entered into a Letter Agreement and Securities Purchase Agreement with the Treasury, pursuant to which the Company sold 80,347 shares of our Fixed-Rate Cumulative Perpetual Preferred Stock, Series C, no par value per share, having a liquidation preference of $1,000 per share (the “Series C Preferred”) and a warrant (the “Warrant”) to purchase 53,035 shares of our Common Stock at an initial exercise price of $227.25 per share, subject to certain anti-dilution and other adjustments, for an aggregate purchase price of $80.3 million in cash.

On August 12, 2010 the Company and Treasury executed the Exchange Agreement, which provided for (i) the exchange of 80,347 shares of Series C Preferred for 80,347 shares of a newly-created Series C-1 preferred stock (“Series C-1 Preferred”) with a liquidation preference of $1,000, (ii) the conversion of the Series C-1 Preferred at a discounted conversion value of $6,500 per share into 2,089,022 shares of Common Stock at a conversion price of $10.00 per share, and (iii) the amendment of the terms of the Warrant to provide for the purchase of up to 53,035 shares of Common Stock at an exercise price of $10.00 per share for a ten-year term following the issuance of the amended warrant to the Treasury (the “Amended TARP Warrant”). The Company and the Treasury consummated the transactions contemplated by the Exchange Agreement on September 30, 2010.

As a result of the Capital Raise, which closed on September 27, 2012, and the shares not being excluded from the operation of the anti-dilution provisions, the Warrants were adjusted to 757,643 shares of our Common Stock and the exercise price to purchase such shares was adjusted to $0.70 per share.

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

(13)   Financial Instruments with Off-Balance-Sheet Risk

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

Contractual amounts (in thousands) at December 31, 2012 and 2011 were as follows.

	2012	2011
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$275,140	$202,490
Standby letters of credit	16,236	14,957

	$291,376	$217,447

(14)   Retirement Plans

Defined Contribution Plan

In the past, the Company had defined contribution 401(k) plans at both of its Banks and one for the former GFH employees. On April 1, 2011, the Company converted all plans into the Virginia Bankers Association Master Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the “Plan”). Any employee of the Company, Bank of Hampton Roads, Gateway Bank Mortgage, Inc., or Gateway Investment Services, Inc. who is at least 21 years of age and has at least three months of service is eligible to participate in the Plan. Additionally, any employee of Shore Bank or Shore Investments, Inc. who is at least 18 years old and has at least three months of service is eligible to participate in the Plan. Participants may contribute up to 98% of their covered compensation, subject to statutory limitations, and the Company will make matching contributions of 100% of the first 3% of pay and 50% for the next 2% of pay. The Company may also make additional discretionary contributions to the Plan. Participants are fully vested in their contributions and the Company’s match immediately and become fully vested in the Company’s discretionary contributions after three years of service. The Company offers its stock as an investment option under the Plan.

The Company made matching contributions of $726 thousand, $954 thousand, and $1.2 million for the years ended December 31, 2012, 2011, and 2010, respectively. The Company made no discretionary contributions in 2012, 2011, or 2010.

Supplemental Executive Retirement Plans (“SERP”)

The Company has entered into SERPs with several key officers. Under these agreements, all but one of five officers are eligible to receive an annual benefit payable in fifteen installments each equal to $50 thousand following the attainment of their plan retirement date. The final officer is eligible to receive a one-time lump sum payment of the lesser of $600 thousand or the calculated amount he is otherwise entitled to under the supplemental retirement agreement following the attainment of his plan retirement date. The Company recognizes expense each year related to these agreements based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The change in benefit obligation and funded status (in thousands) for the years ended December 31, 2012, 2011, and 2010 were as follows.

	2012	2011	2010
Benefit obligation at beginning of year	$1,543	$4,796	$4,874
Service cost	379	251	620
Interest cost	32	39	64
Settlements	(244)	(3,543)	(762)

Benefit obligation at end of year	1,710	1,543	4,796
Fair value of plan assets	—	—	—

Funded status	$(1,710)	$(1,543)	$(4,796)

The amount of the funded status is the accrued benefit cost included in other liabilities on the balance sheet. The amounts (in thousands) recognized in the consolidated balance sheets as of December 31, 2012 and 2011 were as follows.

	2012	2011
Accrued benefit cost included in other liabilities	$(1,710)	$(1,543)

The components of net periodic benefit cost (in thousands) for the years ended December 31, 2012, 2011, and 2010 were as follows.

	2012	2011	2010
Service cost	$379	$251	$620
Interest cost	32	39	64
(Gain) loss on settlements	—	149	(652)

Net periodic benefit cost	$411	$439	$32

The weighted-average assumptions used to determine benefit obligations and net periodic pension benefit at December 31, 2012, 2011, and 2010 were as follows. The rate of compensation increase only applies to the officer agreement with a Benefit Computation Base.

	2012	2011	2010
Discount rate	7.00%	7.00%	6.00% -7.00%
Rate of compensation increase	N/A	5.00%	5.00% -5.75%

The Company recognizes expense each year related to the SERPs based on the present value of the benefits expected to be provided to the employees and any beneficiaries. The Company does not expect to make contributions to fund the supplemental retirement agreements in 2013 and made no contributions to the plan in 2012 or 2011. The plans are unfunded and there are no plan assets. As of December 31, 2012, there are no benefit payments expected to be paid over the next ten years.

Executive Savings Plan

The Company’s Executive Savings Plan was discontinued during 2010. No contributions were made to the plan during 2010.

Board of Directors Retirement Agreement

The Company has entered into retirement agreements with certain members of the Board of Directors. Participants are eligible for compensation under the plan upon the sixth anniversary of the participant’s first board meeting. Benefits are to be paid in monthly installments commencing at retirement and ending upon the death, disability, or mutual consent of both parties to the agreement. Under the plan, the participants continue to serve the Company after retirement by performing certain duties as outlined in the plan document. During 2012, 2011, and 2010, the Company expensed $40 thousand, $93 thousand, and $69 thousand, respectively, related to this plan.

(15)   Stock Compensation Plans

On October 4, 2011, the Company’s shareholders approved the 2011 Omnibus Incentive Plan (the “Plan”), which succeeds the Company’s 2006 Stock Incentive Plan and provides for the grant of up to 2,750,000 shares of our Common Stock as awards to employees of the Company and its related entities, members of the Board of Directors of the Company, and members of the board of directors of any of the Company’s related entities. On June 25, 2012, the Company’s shareholders approved an amendment to the Plan that increases the number of shares reserved for issuance under the Plan to 13,675,000.

Compensation cost relating to share-based transactions is accounted for in the consolidated financial statements based on the fair value of the share-based award. Stock-based compensation expense (in thousands) recognized in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 were as follows.

	2012	2011	2010
Expense recognized:
Related to stock options	$5	$85	$116
Related to share awards	160	25	41
Related tax benefit	—	—	36

Outstanding stock options consist of grants made to the Company’s directors and employees under stock compensation plans that have been approved by the Company’s shareholders. All outstanding options have original terms that range from five to ten years and are either fully vested and exercisable at the date of grant or vest ratably over three to ten years. The Company calculates the fair value of its stock options at the date of grant using a lattice option pricing model. Stock options granted with pro-rata vesting schedules are expensed over the vesting period on a straight-line basis. No options were granted during the three-year period ended December 31, 2012. A summary of the Company’s stock option activity and related information for the years ended December 31, 2010, 2011, and 2012 is as follows.

		Weighted	Average
	Options	Average	Intrinsic
	Outstanding	Exercise Price	Value
Balance at December 31, 2009	56,809	$315.00	—
Expired	(9,956)	262.25	—

Balance at December 31, 2010	46,853	326.00	—
Expired	(16,297)	272.74	—

Balance at December 31, 2011	30,556	355.37	—
Expired	(3,898)	211.38	—

Balance at December 31, 2012	26,658	$376.76	—

Options exercisable at December 31, 2012	26,271	$377.80	—

Information pertaining to options outstanding and options exercisable as of December 31, 2012 is as follows.

	Options Outstanding			Options Exercisable
Ranges of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$100.00 - $126.25	893	0.57	$116.85	893	$116.85
187.50 - 219.25	1,657	1.40	212.86	1,657	212.86
227.75 - 266.25	5,840	2.45	254.36	5,840	254.36
300.00 - 312.25	5,765	4.09	301.05	5,378	300.67
491.75 - 546.75	11,324	2.12	497.93	11,324	497.93
616.75	1,179	2.42	616.75	1,179	616.75

$100.00 - 616.75	26,658	2.53	$376.76	26,271	$377.80

As of December 31, 2012, there was $24 thousand of unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a remaining weighted-average period of 4.8 years.

The Company granted non-vested shares and restricted stock units to certain directors and employees as part of incentive programs. Grants of these awards were valued based on closing price on the day of grant. Outstanding non-vested shares and restricted stock units have original vesting schedules of one or two years and are expensed over the same time frame. A summary of the Company’s non-vested shares and restricted stock unit activity and related information for the years ended December 31, 2010, 2011, and 2012 is as follows.

	Number of Awards	Weighted Average Grant Date Fair Value
Balance at December 31, 2009	877	$253.00
Vested	(160)	259.75
Forfeited	(397)	242.50

Balance at December 31, 2010	320	262.75
Vested	(120)	277.25
Forfeited	(120)	219.25

Balance at December 31, 2011	80	306.25
Vested	(125,079)	1.32
Granted	1,332,938	1.12

Balance at December 31, 2012	1,207,939	$1.12

As of December 31, 2012, there was $1.4 million of total unrecognized compensation cost related to restricted stock units. That cost is expected to be recognized over a weighted-average period of 1.9 years. During the year ended December 31, 2012, the Company’s remaining 80 restricted shares vested at $306.25 per share and 124,999 restricted stock units vested at $1.12 per share, making the total fair value of these awards $142 thousand. The total fair value of restricted shares that vested during the years ended December 31, 2011 and 2010 was $1 thousand and $6 thousand, respectively.

(16) Business Segment Reporting

The Company defines its operating segments by product and geography. The Company has two community banks, BOHR and Shore, which provide loan and deposit services through branches located in Virginia, North Carolina, and Maryland. In addition to its banking subsidiaries, the Company has two additional reportable segments: Mortgage and Other. At the end of the third quarter of 2011, the Company sold Gateway Insurance Services, Inc., a wholly-owned subsidiary. Results for Gateway Insurance Services, Inc. in 2011 and 2010 are included in the “Other” segment.

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

The following tables show certain financial information (in thousands) as of and for the years ended December 31, 2012, 2011, and 2010 for each segment and in total.

Year ended December 31, 2012	Total	Elimination	BOHR	Shore	Mortgage	Other
Net interest income (expense)	$65,024	$—	$55,228	$11,151	$481	$(1,836)
Provision for loan losses	(14,994)	—	(14,560)	(434)	—	—

Net interest income (expense) after provision for loan losses	50,030	—	40,668	10,717	481	(1,836)
Noninterest income (loss)	7,667	(245)	(11,234)	344	18,403	399
Noninterest expense	81,427	(245)	60,242	8,481	11,709	1,240

Income (loss) before provision for income taxes (benefit)	(23,730)	—	(30,808)	2,580	7,175	(2,677)
Provision for income taxes (benefit)	(2,182)	—	(2,182)	—	—	—

Net income (loss)	(21,548)	—	(28,626)	2,580	7,175	(2,677)
Net income attributable to non-controlling interest	3,543	—	—	—	3,543	—

Net income (loss) attributable to Hampton Roads Bankshares, Inc.	$(25,091)	$—	$(28,626)	$2,580	$3,632	$(2,677)

Total assets at December 31, 2012	$2,054,092	$(325,700)	$1,750,997	$312,764	$93,856	$222,175

Year ended December 31, 2011	Total	Elimination	BOHR	Shore	Mortgage	Other
Net interest income (expense)	$71,467	$—	$64,386	$9,188	$155	$(2,262)
Provision for loan losses	(67,850)	—	(67,240)	(610)	—	—

Net interest income (expense) after provision for loan losses	3,617	—	(2,854)	8,578	155	(2,262)
Noninterest income (loss)	4,210	(250)	(10,344)	2,091	8,369	4,344
Noninterest expense	103,676	(250)	80,658	9,736	8,544	4,988

Income (loss) before provision for income taxes	(95,849)	—	(93,856)	933	(20)	(2,906)
Provision for income taxes	2,153	—	2,106	47	—	—

Net income (loss)	(98,002)	—	(95,962)	886	(20)	(2,906)
Net income attributable to non-controlling interest	612	—	—	—	612	—

Net income (loss) attributable to Hampton Roads Bankshares, Inc.	$(98,614)	$—	$(95,962)	$886	$(632)	$(2,906)

Total assets at December 31, 2011	$2,166,860	$(258,739)	$1,912,912	$277,267	$68,117	$167,303

Year ended December 31, 2010	Total	Elimination	BOHR	Shore	Mortgage	Other
Net interest income (expense)	$75,959	$—	$70,324	$8,456	$351	$(3,172)
Provision for loan losses	(211,800)	—	(208,352)	(3,448)	—	—

Net interest income (expense) after provision for loan losses	(135,841)	—	(138,028)	5,008	351	(3,172)
Noninterest income (loss)	18,638	—	(1,097)	3,238	11,269	5,228
Noninterest expense	95,332	—	73,675	8,464	8,597	4,596

Income (loss) before provision for income taxes (benefit)	(212,535)	—	(212,800)	(218)	3,023	(2,540)
Provision for income taxes (benefit)	(2,179)	—	(2,146)	(33)	—	—

Net income (loss)	(210,356)	—	(210,654)	(185)	3,023	(2,540)
Net income attributable to non-controlling interest	983	—	—	—	983	—

Net income (loss) attributable to Hampton Roads Bankshares, Inc.	(211,339)	—	(210,654)	(185)	2,040	(2,540)
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	(112,114)	—	—	—	—	(112,114)

Net income (loss) available to common shareholders	$(99,225)	$—	$(210,654)	$(185)	$2,040	$109,574

Total assets at December 31, 2010	$2,900,156	$(281,626)	$2,585,880	$330,146	$25,393	$240,363

(17) Restrictions on Loans and Dividends from Subsidiaries

Regulatory agencies place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. The amount of dividends the Banks may pay to the Company, without prior approval, is limited to current year earnings plus retained net profits for the two preceding years. Under these restrictions, at December 31, 2012, the Banks had no ability to pay dividends without prior approval. Loans and advances from the Banks to the Company are limited based on regulatory capital. As of December 31, 2012, there were no loans between the Banks and the Company.

(18) Regulatory Capital Requirements

The Company and the Banks are subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory and discretionary actions by regulators that, if undertaken, could have a material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative and qualitative measures. These measures were established by regulation to ensure capital adequacy. Tier I capital is comprised of shareholders’ equity, net of unrealized gains or losses on available-for-sale and equity securities, plus qualified trust preferred securities at cost, less intangible assets, while total risk-based capital adds certain debt instruments and qualifying allowances for loan losses.

A summary of the Company’s and the Banks’ required and actual capital components (in thousands) as of December 31, 2012 and 2011 is as follows.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012
Tier 1 Capital:
Consolidated Company	$205,192	12.46%	$65,886	4.00%	N/A	N/A
Bank of Hampton Roads	148,618	10.46%	56,808	4.00%	$85,212	6.00%
Shore Bank	31,863	14.58%	8,742	4.00%	13,113	6.00%
Total Risk-Based Capital:
Consolidated Company	226,125	13.73%	131,773	8.00%	N/A	N/A
Bank of Hampton Roads	166,718	11.74%	113,617	8.00%	142,021	10.00%
Shore Bank	34,330	15.71%	17,483	8.00%	21,254	10.00%
Leverage Ratio:
Consolidated Company	205,192	9.98%	82,202	4.00%	N/A	N/A
Bank of Hampton Roads	148,618	8.53%	69,890	4.00%	87,112	5.00%
Shore Bank	31,863	10.15%	12,560	4.00%	15,700	5.00%
As of December 31, 2011
Tier 1 Capital:
Consolidated Company	$133,715	8.06%	$66,356	4.00%	N/A	N/A
Bank of Hampton Roads	115,043	7.93%	58,024	4.00%	$87,036	6.00%
Shore Bank	22,602	11.22%	8,055	4.00%	12,083	6.00%
Total Risk-Based Capital:
Consolidated Company	155,120	9.35%	132,712	8.00%	N/A	N/A
Bank of Hampton Roads	133,835	9.23%	116,047	8.00%	145,059	10.00%
Shore Bank	25,131	12.47%	16,110	8.00%	20,138	10.00%
Leverage Ratio:
Consolidated Company	133,715	5.90%	90,678	4.00%	N/A	N/A
Bank of Hampton Roads	115,043	5.80%	79,334	4.00%	99,168	5.00%
Shore Bank	22,602	8.08%	11,196	4.00%	13,995	5.00%

As of December 31, 2012, the Company exceeded the regulatory capital minimums, and BOHR and Shore were considered “well capitalized” under the risk-based capital standards.

(19) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company classifies financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The majority of instruments fall into the Level 1 or 2 fair value hierarchy. Valuation methodologies for the fair value hierarchy are as follows.

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Recurring Basis

The Company measures or monitors certain of its assets on a fair value basis. Fair value is used on a recurring basis for those assets and liabilities that were elected as well as for certain assets and liabilities in which fair value is the primary basis of accounting. The following tables reflect the fair value (in thousands) of assets measured and recognized at fair value on a recurring basis in the consolidated balance sheets at December 31, 2012 and 2011.

	December 31, 2012	Fair Value Measurements at Reporting Date Using
		Level 1	Level 2	Level 3
Assets
Investment securities available for sale
U.S. agency securities	$32,988	$—	$32,988	$—
State and municipal securities	631	—	631	—
Corporate bonds	2,953	—	2,953	—
Mortgage-backed securities-agency	207,194	—	207,194	—
Mortgage-backed securities-non-agency	32,152	—	32,152	—
Equity securities	537	248	—	289

Total investment securities available for sale	276,455	248	275,918	289
Derivative loan commitments
Interest rate lock commitments	1,571	—	—	1,571
Mandatory delivery commitments	469	—	—	469

Total derivative loan commitments	2,040	—	—	2,040

Total	$278,495	$248	$275,918	$2,329

	December 31, 2011	Fair Value Measurements at Reporting Date Using
		Level 1	Level 2	Level 3
Assets
Investment securities available for sale
U.S. agency securities	$49,920	$—	$49,920	$—
State and municipal securities	608	—	608	—
Corporate bonds	2,696	—	2,696	—
Mortgage-backed securities-agency	229,936	—	229,936	—
Equity securities	1,310	200	—	1,110

Total investment securities available for sale	284,470	200	283,160	1,110
Derivative loan commitments
Interest rate lock commitments	549	—	—	549
Mandatory delivery commitments	—	—	—	—

Total derivative loan commitments	549	—	—	549

Total	$285,019	$200	$283,160	$1,659

The following table shows a rollforward of fair value (in thousands) by level and category for the year ended December 31, 2012.

	Activity in Fair Value Measurements Twelve Months Ended December 31, 2012
	Investment Securities Available for Sale			Derivative Loan Commitments
Description	Level 1	Level 2	Level 3	Level 3
Balance, December 31, 2011	$200	$283,160	$1,110	$549
Unrealized gains included in:
Earnings	—	407	220	—
Other comprehensive income	48	412	—	—
Purchases	—	166,184	55	—
Sales	—	(86,422)	(1,096)	—
Issuances	—	—	—	1,491
Settlements	—	(87,823)	—	—
Transfers in	—	—	—	—
Transfers out	—	—	—	—

Balance, December 31, 2012	$248	$275,918	$289	$2,040

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

The following describe the valuation techniques used to measure fair value for our assets and liabilities that are measured on a recurring basis.

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

Derivative Loan Commitments. The Company originates mortgage loans for sale into the secondary market on both a “best efforts” and a “mandatory delivery” basis. Under the “best efforts” basis, the Company enters into commitments to originate mortgage loans whereby the interest rate is fixed prior to funding. These commitments, in which the Company intends to sell in the secondary market, are considered freestanding derivatives. Under the “mandatory delivery” basis, mortgage loans held for sale and commitments to borrowers to originate loans at agreed upon interest rates expose the Company to changes in market rates and conditions subsequent to the interest rate lock commitment. The fair values of interest rate lock and mandatory delivery commitments, which are related to mortgage loan commitments and are categorized as Level 3, are based on quoted prices adjusted for commitments that the Company does not expect to fund.

Nonrecurring Basis

Certain assets, specifically collateral dependent impaired loans and foreclosed real estate and repossessed assets, are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The adjustments are based on appraisals of underlying collateral or other observable market prices when current appraisals or observable market prices are available. Where we do not have a current appraisal, an existing appraisal or other valuation would be utilized after discounting it to reflect current market conditions, and, as such, may include significant management assumptions and input with respect to the determination of fair value.

To assist in the discounting process, a valuation matrix was developed to provide valuation guidance for collateral dependent loans and foreclosed real estate where it was deemed that an existing appraisal was outdated as to current market conditions. The matrix applies discounts to external appraisals depending on the type of real estate and age of the appraisal. The discounts are generally specific point estimates; however in some cases, the matrix allows for a small range of values. The discounts were based in part upon externally derived statistical data. The discounts were also based upon management’s knowledge of market conditions and prices of sales of foreclosed real estate. In addition, matrix value adjustments may be made by our independent appraisal group to reflect property value trends within specific markets as well as actual sales data from market transactions and/or foreclosed real estate sales. In the case where an appraisal is greater than two years old for collateral dependent impaired loans and foreclosed real estate, it is the Company’s policy to classify these as Level 3 within the fair value hierarchy; otherwise, they are classified as Level 2. The average age of appraisals for Level 3 valuations of collateral dependent loans was 3.82 years as of December 31, 2012. Management periodically reviews the discounts in the matrix as compared to valuations from updated appraisals and modifies the discounts accordingly should updated appraisals reflect valuations significantly different than those derived utilizing the matrix. To date, management believes the appraisal discount matrix has resulted in appropriate adjustments to existing appraisals thereby providing management with reasonable valuations for the collateral underlying the loan portfolio; however, while appraisals are indicators of fair value, the amount realized upon sale of these assets could be significantly different. The following tables present the carrying amount (in thousands) for impaired loans at December 31, 2012 and 2011.

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2012 Using
		Level 1	Level 2	Level 3
Impaired loans	$95,426	$—	$81,202	$14,224

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2011 Using
		Level 1	Level 2	Level 3
Impaired loans	$123,806	$—	$107,659	$16,147

Our nonfinancial assets that are recognized or disclosed at fair value on a nonrecurring basis relate to foreclosed real estate and repossessed assets. The amounts below represent the carrying values (in thousands) for our foreclosed real estate and repossessed assets at December 31, 2012 and 2011.

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2012 Using
		Level 1	Level 2	Level 3
Foreclosed real estate and repossessed assets	$32,215	$—	$32,211	$4

	Assets Measured at Fair Value	Fair Value Measurements at December 31, 2011 Using
		Level 1	Level 2	Level 3
Foreclosed real estate and repossessed assets	$63,613	$—	$63,613	$—

The following describes the valuation techniques used to measure fair value for our nonfinancial assets classified as nonrecurring.

Impaired Loans. Impaired loans are measured at the present value of their expected future cash flows by discounting those cash flows at the loan’s effective interest rate or at the loan’s observable market price. The difference between this discounted amount and the loan balance is recorded as an allowance for loan losses. For collateral dependent impaired loans, impairment is measured based upon the fair value of the underlying collateral. The Company will reduce the carrying value of the loan to the estimated fair value of the collateral less estimated selling costs through a charge off to the allowance for loan losses.

Foreclosed Real Estate and Repossessed Assets. The adjustments to foreclosed real estate and repossessed assets are based primarily on appraisals of the real estate or other observable market prices. Our policy is that fair values for these assets are based on current appraisals. In most cases, we maintain current appraisals for these items. Where we do not have a current appraisal, an existing appraisal would be utilized after discounting it to reflect changes in market conditions from the date of the existing appraisal, and, as such, may include significant management assumptions and input with respect to the determination of fair value. As described above, we utilize a valuation matrix to assist in this process.

Other Fair Value Measurements

Additionally, accounting standards require the disclosure of the estimated fair value of financial instruments that are not recorded at fair value. For the financial instruments that the Company does not record at fair value, estimates of fair value are made at a point in time based on relevant market data and information about the financial instrument. No readily available market exists for a significant portion of the Company’s financial instruments. Fair value estimates for these instruments are based on current economic conditions, interest rate risk characteristics, and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. In addition, changes in assumptions could significantly affect these fair value estimates. The following methods and assumptions were used by the Company in estimating the fair value of these financial instruments.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and overnight funds sold and due from FRB. The carrying amount approximates fair value.

(b) Investment Securities Available for Sale

Fair values are based on published market prices where available. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Investment securities available for sale are carried at their aggregate fair value.

(c) Restricted Equity Securities

These investments are carried at cost.

(d) Loans Held For Sale

The carrying value of loans held for sale is a reasonable estimate of fair value since loans held for sale are expected to be sold within a short period.

(e) Loans

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

(f) Interest Receivable and Interest Payable

The carrying amount approximates fair value.

(g) Bank-Owned Life Insurance

The carrying amount approximates fair value.

(h) Deposits

The fair values disclosed for demand deposits (for example, interest-bearing and noninterest-bearing demand and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (this is, their carrying values). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

(i) Borrowings

The fair value of borrowings is estimated using discounted cash flow analyses based on the rates currently offered for borrowings of similar remaining maturities and collateral requirements. These include FHLB borrowings and other borrowings.

(j) Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2012 and 2011, and as such, the related fair values have not been estimated.

The carrying amounts and fair values (in thousands) of those financial instruments that are not recorded at fair value at December 31, 2012 and 2011 were as follows.

	2012
	Carrying	Fair	Fair Value Measurements at Reporting Date Using
	Amount	Value	Level 1	Level 2	Level 3
Financial Assets:
Loans, net(1)	$1,383,893	$1,411,831	$—	$1,397,607	$14,224
Financial Liabilities:
Deposits	1,617,774	1,650,145	—	1,650,145	—
FHLB borrowings	195,060	195,108	—	195,108	—
Other borrowings	41,002	41,472	—	41,472	—

	2011
	Carrying	Fair	Fair Value Measurements at Reporting Date Using
	Amount	Value	Level 1	Level 2	Level 3
Financial Assets:
Loans, net(1)	$1,429,786	$1,464,121	$—	$1,447,974	$16,147
Financial Liabilities:
Deposits	1,798,034	1,769,449	—	1,769,449	—
FHLB borrowings	195,941	196,038	—	196,038	—
Other borrowings	40,617	40,617	—	40,617	—

(1)	Carrying amount and fair value includes impaired loans. Carrying amount is net of the allowance for loan losses.

(20)	Income Taxes

The Company files federal income tax returns in the United States and in the states of Virginia, Maryland, and North Carolina. With few exceptions, the Company is no longer subject to United States federal and state income tax examinations by tax authorities for years prior to 2009. The current and deferred components of income tax expense (in thousands) for the years ended December 31, 2012, 2011, and 2010 were as follows.

	2012	2011	2010
Current	$(2,182)	$2,153	$(2,179)
Deferred	(9,737)	(37,787)	(71,185)
Deferred tax asset valuation allowance	9,737	37,787	71,185

Income tax expense (benefit)	$(2,182)	$2,153	$(2,179)

The provisions for income taxes for the years ended December 31, 2012, 2011, and 2010 differ from the amount computed by applying the statutory federal income tax rate to income before taxes due (in thousands) to the following.

	2012	2011	2010
Federal income tax benefit, at statutory rate	$(9,546)	$(33,761)	$(74,387)
Change resulting from:
State income tax, net of federal benefit	(529)	(1,859)	(2,459)
Valuation allowance of deferred tax assets	9,737	37,787	71,185
Dividends and tax-exempt interest	10	—	(22)
Officers’ life insurance	(299)	(432)	(428)
Benefit from NOL carryback	(2,182)	—	—
Other	627	418	3,932

Income tax expense (benefit)	$(2,182)	$2,153	$(2,179)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities (in thousands) as of December 31, 2012 and 2011 were as follows.

	2012	2011
Deferred tax assets:
Allowance for loan losses	$99,589	$140,303
Federal net operating loss carryforward	55,615	8,964
State net operating loss carryforward	3,265	552
AMT carryforward	502	502
Impairment of securities and other assets	16,021	14,890
Nonaccrual loan interest	13,309	14,362
Accrued expenses	806	827
Nonqualified deferred compensation	1,040	1,086

Total deferred tax assets before valuation allowance	190,147	181,486
Valuation allowance	(173,038)	(163,639)

Total deferred tax assets	17,109	17,847

Deferred tax liabilities:
Prepaid expenses	708	836
Deferred loan costs	880	548
Fair value adjustment to net assets acquired in business combinations	10,535	11,386
Unrealized gain on securities available for sale	2,526	2,348
Depreciation	2,388	2,653
Other	72	76

Total deferred tax liabilities	17,109	17,847

Net deferred tax asset	$—	$—

At December 31, 2012, the Company had net operating loss carryforwards of $168.3 million, which are available to offset future federal and state taxable income, if any, through 2029. In addition, the Company has alternative minimum tax (“AMT”) credit carryforwards of approximately $502 thousand, which are available to reduce federal regular income taxes, if any, over an indefinite period.

In addition to a net operating loss and AMT carryforwards, our net deferred tax asset consisted primarily of two asset components offset by one liability component: (1) At December 31, 2012, the timing difference related to the allowance for loan losses was $269.6 million, resulting in a deferred tax asset of approximately $99.6 million. (2) Interest income related to non-performing loans (referred to as “lost interest”) is recognized as taxable income for tax purposes, but is not recorded as income for book purposes. Lost interest was approximately $36.0 million at December 31, 2012, resulting in a deferred tax asset of approximately $13.3 million. (3) The aggregate deferred tax effect of all purchase accounting entries related to the acquisitions of GFH and Shore Financial Corporation resulted in a net deferred tax liability of approximately $10.5 million at December 31, 2012.

A valuation allowance related to all components of net deferred tax assets was established in 2009 and adjusted, as necessary, in 2010, 2011, and 2012. The valuation allowance was established based upon a determination that it was not more likely than not the deferred tax assets would be fully realized primarily as a result of the significant operating losses experienced by the Company during year end 2009 and thereafter.

The Company had a $2.2 million income tax benefit in 2012. The benefit relates to the carryback of the net operating loss related to the 2006 through 2008 tax years, and refunds were approved and issued by the Internal Revenue Service.

The Company recognizes interest and penalties related to unrecognized tax benefits as part of the tax provision. The Company recognized minimal amounts in penalties and fees for the years ended December 31, 2012, 2011, and 2010. The Company has no uncertain tax positions at December 31, 2012.

(21)	Condensed Parent Company Only Financial Statements

The condensed financial position as of December 31, 2012 and 2011 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2012 of Hampton Roads Bankshares, Inc., parent company only, are presented below (in thousands).

Condensed Balance Sheets

	2012	2011
Assets:
Cash on deposit with subsidiaries	$21,484	$4,250
Equity securities available for sale	347	1,175
Investment in subsidiaries	200,643	154,296
Other assets	7,388	2,586

Total assets	$229,862	$162,307

Liabilities:
Borrowings	$30,939	$30,448
Deferred tax liability	9,691	9,729
Other liabilities	4,509	8,462

Total liabilities	45,139	48,639
Shareholders’ equity:
Common stock	1,703	346
Capital surplus	586,347	492,998
Retained deficit	(411,386)	(386,295)
Accumulated other comprehensive income, net of tax	6,837	6,377

Total shareholders’ equity before non-controlling interest	183,501	113,426
Non-controlling interest	1,222	242

Total shareholders’ equity	184,723	113,668

Total liabilities and shareholders’ equity	$229,862	$162,307

Condensed Statements of Operations

	2012	2011	2010
Income:
Interest income	$108	$157	$87
Other-than-temporary impairment of securities	—	(93)	(67)
Gain on sale of investment securities available for sale	220	—	467
Other income	51	235	16

Total income	379	299	503

Expenses:
Interest expense	1,945	2,421	3,274
Other expense	1,157	2,255	(34)

Total expense	3,102	4,676	3,240

Loss before income taxes and equity in undistributed earnings of subsidiaries	(2,723)	(4,377)	(2,737)
Income tax benefit	(2,182)	—	(294)
Equity in undistributed loss of subsidiaries	(24,550)	(94,237)	(208,896)

Net loss attributable to Hampton Roads Bankshares, Inc.	(25,091)	(98,614)	(211,339)
Preferred stock dividend, accretion of discount, and conversion of preferred stock to common stock	—	—	(112,114)

Net loss available to common shareholders	$(25,091)	$(98,614)	$(99,225)

Condensed Statements of Cash Flows

	2012	2011	2010
Operating Activities:
Net loss	$(21,548)	$(98,002)	$(210,356)
Adjustments:
Equity in undistributed loss of subsidiaries	24,550	94,237	208,896
Amortization of intangibles	491	1,101	1,100
Stock-based compensation expense	165	110	157
Other-than-temporary impairment	—	—	67
Change in other assets	(4,949)	3,313	(1,061)
Change in other liabilities	(3,953)	(1,282)	6,128

Net cash provided by (used in) operating activities	(5,244)	(523)	4,931

Investing Activities:
Proceeds from sales of equity securities	—	—	1,305
Net decrease in loans	—	—	—
Investment in subsidiaries	(66,000)	(38,000)	(230,000)

Net cash used in investing activities	(66,000)	(38,000)	(228,695)

Financing Activities:
Net decrease in borrowings	—	—	(23,500)
Distributed non-controlling interest	(2,563)	(782)	(579)
Issuance of private placement shares, net	47,135	—	260,260
Issuance of rights offering shares	43,921	—	9,741
Issuance of common shares	—	15,515	—
Common stock repurchased	(15)	—	—
Preferred dividends paid and amortization of preferred stock discount	—	—	1,506
Forfeiture of nonvested stock	—	—	(38)

Net cash provided by financing activities	88,478	14,733	247,390

Increase (decrease) in cash and cash equivalents	17,234	(23,790)	23,626
Cash and cash equivalents at beginning of year	4,250	28,040	4,414

Cash and cash equivalents at end of year	$21,484	$4,250	$28,040

(22)	Related Party Transactions

Loans are made to the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectability or present other unfavorable features. At December 31, 2012 and 2011, loans to executive officers, directors, and their associates amounted to $89.9 million and $78.1 million, respectively. During 2012, additional loans and repayments of loans by existing executive officers, directors, and their associates were $27.6 million and $19.3 million, respectively. An additional $3.5 million of loans made to directors in a prior year for the purchase of Company stock were refinanced during 2012. As a result, those loans were no longer required to be presented as deductions from shareholders’ equity as of December 31, 2012.

Deposits are taken from the Company’s executive officers and directors and their associates during the ordinary course of business. In management’s opinion, these deposits are taken on substantially the same terms, including interest rates, as those prevailing at the time for comparable deposits from other persons. At December 31, 2012 and 2011, deposits from executive officers, directors, and their associates amounted to $41.0 million and $39.2 million, respectively.

The Company leases two of its Outer Banks branches from a director and his wife for monthly payments of $8,000 and $18,410, respectively. The term of one lease was renewed for five years commencing August 2009. The other lease is a land lease that commenced in April 2006 for a term of twenty years, with three optional five-year renewals.

The Company leases from a director the land on which one of its Eastern Shore branches is located for monthly payments of $2,280. The terms of this lease were renewed for five years commencing June 2009 with one optional five-year renewal.

(23)	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data (in thousands) for the years ended December 31, 2012 and 2011 is as follows.

	2012
	Fourth	Third	Second	First
Interest income	$20,094	$19,933	$20,669	$21,606
Interest expense	3,805	4,096	4,472	4,905

Net interest income	16,289	15,837	16,197	16,701
Provision for loan losses	870	2,476	4,346	7,302
Noninterest income	366	2,200	1,993	3,108
Noninterest expense	22,355	20,394	18,767	19,911

Loss before provision for income taxes	(6,570)	(4,833)	(4,923)	(7,404)
Provision for income taxes (benefit)	(2,182)	—	—	—

Net loss	(4,388)	(4,833)	(4,923)	(7,404)
Net income attributable to non-controlling interest	1,210	1,088	744	501

Net loss available to common shareholders	$(5,598)	$(5,921)	$(5,667)	$(7,905)

Basic and diluted loss per share	$(0.03)	$(0.05)	$(0.15)	$(0.23)

	2011
	Fourth	Third	Second	First
Interest income	$22,876	$24,449	$26,283	$27,183
Interest expense	5,420	6,897	8,048	8,959

Net interest income	17,456	17,552	18,235	18,224
Provision for loan losses	14,117	17,679	14,740	21,314
Noninterest income (loss)	(1,127)	(171)	3,383	2,125
Noninterest expense	23,395	24,086	25,553	30,642

Loss before provision for income taxes	(21,183)	(24,384)	(18,675)	(31,607)
Provision for income taxes	—	2,110	—	43

Net loss	(21,183)	(26,494)	(18,675)	(31,650)
Net income attributable to non-controlling interest	230	247	118	17

Net loss available to common shareholders	$(21,413)	$(26,741)	$(18,793)	$(31,667)

Basic and diluted loss per share	$(0.62)	$(0.77)	$(0.56)	$(0.95)

(24)	Contingencies

In the ordinary course of operations, the Company may become a party to legal proceedings. Based upon information currently available, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition, results of operations, or cash flows.